Filed pursuant to Rule 424(b)(3)

Registration No. 333-279438

ELECTRONIC TRANSMISSION DISCLAIMER

STRICTLY NOT TO BE FORWARDED TO ANY OTHER PERSONS

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the prospectus (the “Prospectus”) attached to this electronic transmission relating to the voluntary takeover offer by John Bean Technologies Europe B.V. (the “Offeror”), on behalf of John Bean Technologies Corporation (“JBT”), to the shareholders of Marel hf. (“Marel”) to acquire all of Marel’s issued and outstanding ordinary shares. You are advised to read this disclaimer carefully before reading, accessing or making any other use of the attached Prospectus. In accessing the attached Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access. You acknowledge that this electronic transmission, and the delivery of the attached Prospectus, is confidential and intended only for you, and you agree not to forward, reproduce, copy, download or publish (in each case whether in whole or part) this electronic transmission or the attached Prospectus (electronically or otherwise) to any other person.

IF YOU ARE NOT THE INTENDED RECIPIENT OF THIS ELECTRONIC TRANSMISSION, PLEASE DO NOT DISTRIBUTE OR COPY THE INFORMATION CONTAINED IN THIS ELECTRONIC TRANSMISSION, BUT INSTEAD DELETE AND DESTROY ALL COPIES OF THIS ELECTRONIC TRANSMISSION.

THE ATTACHED PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. DISTRIBUTION OR REPRODUCTION OF THE ATTACHED PROSPECTUS IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE APPLICABLE SECURITIES LAWS IN CERTAIN JURISDICTIONS.

THE OFFER (AS DEFINED IN THE ATTACHED PROSPECTUS) IS NOT BEING MADE, AND THE MAREL SHARES (AS DEFINED IN THE ATTACHED PROSPECTUS) WILL NOT BE ACCEPTED FOR PURCHASE FROM OR ON BEHALF OF PERSONS, IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR OTHER LAWS OR REGULATIONS OF SUCH JURISDICTION OR WOULD REQUIRE ANY REGISTRATION, APPROVAL OR FILING WITH ANY REGULATORY AUTHORITY NOT EXPRESSLY CONTEMPLATED BY THE PROSPECTUS (EACH, A “RESTRICTED JURISDICTION”). PERSONS OBTAINING THE PROSPECTUS AND/OR INTO WHOSE POSSESSION THE PROSPECTUS COMES ARE REQUIRED TO TAKE DUE NOTE AND OBSERVE ALL SUCH RESTRICTIONS AND OBTAIN ANY NECESSARY AUTHORISATIONS, APPROVALS OR CONSENTS. NEITHER JBT NOR ANY OF ITS ADVISORS ACCEPT ANY LIABILITY FOR ANY VIOLATION BY ANY PERSON OF ANY SUCH RESTRICTION. ANY PERSON (INCLUDING, WITHOUT LIMITATION, CUSTODIANS, NOMINEES AND TRUSTEES) WHO INTENDS TO FORWARD THE PROSPECTUS OR ANY RELATED DOCUMENT TO ANY JURISDICTION OUTSIDE ICELAND SHOULD INFORM THEMSELVES OF THE LAWS OF THE RELEVANT JURISDICTION BEFORE TAKING ANY ACTION. THE DISTRIBUTION OF THE PROSPECTUS IN JURISDICTIONS OTHER THAN ICELAND MAY BE RESTRICTED BY LAW, AND, THEREFORE, PERSONS WHO COME INTO POSSESSION OF THE PROSPECTUS SHOULD INFORM THEMSELVES ABOUT AND OBSERVE SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH ANY SUCH RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS AND REGULATIONS OF ANY SUCH JURISDICTION.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (the “SEC”) NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED ANY OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY OTHER DOCUMENTS REGARDING THE OFFER (INCLUDING THE OFFER DOCUMENT). ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

i

The Offer will be carried out under Icelandic law and applicable provisions of the securities laws of the United States of America (the “U.S.”), including the Securities Exchange Act of 1934, as amended, and the rules and the regulations promulgated thereunder (the “Exchange Act”), and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and JBT has not taken any action and will not take any action in any jurisdiction, with the exception of Iceland, the Netherlands, Denmark and the U.S., that is intended to result in a public offering of the JBT Offer Shares. This prospectus will be validly passported into Denmark in accordance with the procedure presented by Articles 24 and 25 of the Prospectus Regulation (Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 as amended) pursuant to a certificate of approval issued by the Icelandic FSA.

The Offer is being made in the U.S. pursuant to Section 14(e) of, and Regulation 14E promulgated under, the Exchange Act, subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act, to the extent applicable, and in accordance with the requirements of Icelandic law. The Offer is not subject to Section 14(d)(1) of, or Regulation 14D promulgated under, the Exchange Act. Marel is not currently subject to the periodic reporting requirements under the Exchange Act, and is not required to, and does not, file any reports with the SEC. The Offer is being made to Marel Shareholders (as defined in the attached Prospectus) residing in the U.S. on the same terms, and subject to the same conditions, as are applicable to all other Marel Shareholders to whom the Offer is made.

In any member state of the European Economic Area other than Iceland, the Netherlands and Denmark (each, a “Relevant State”), the Offer Document and this Prospectus are only addressed to and are only directed at Marel Shareholders in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of Regulation (EU) 2017/1129.

Confirmation of your representation: By accessing the attached Prospectus, you have confirmed to JBT that (i) you have understood and agree to the terms set out herein, (ii) you and any electronic mail address you have given to us are not located in a Restricted Jurisdiction, (iii) you consent to delivery by electronic transmission of any information documents, including the Prospectus, (iv) you will not transmit the attached Prospectus, in whole or in part (or any copy thereof), or disclose, whether orally or in writing, any of its contents to any other person and (v) you acknowledge that you will make your own assessment regarding any legal, taxation or other economic considerations with respect to any decision by you in relation to the Offer.

You are reminded that the attached Prospectus has been delivered to you on the basis that you are a person into whose possession the attached Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the attached Prospectus, electronically or otherwise, to any other person. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. It is the responsibility of all persons obtaining the information documents, including the Prospectus, and/or other documents relating to the Prospectus or to the Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of the Prospectus who is in any doubt in relation to these restrictions should consult his or her professional advisors in the relevant jurisdiction. Neither JBT nor the advisors to JBT accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

The attached Prospectus has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and, consequently, neither JBT nor any director, officer, employee or agent of JBT or any of its affiliates accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus distributed to you in electronic format and any hard copy version of the Prospectus. By accessing the linked document, you consent to receiving it in electronic form. Nothing in this electronic transmission constitutes, and this electronic transmission may not be used in connection with, an offer of securities for sale to persons other than the specified categories described above and to whom it is directed, and access has been limited so that it shall not constitute a general solicitation. If you have gained access to these documents contrary to the foregoing restrictions, you will be unable to purchase any of the securities described therein.

None of the Offeror, JBT or Marel have authorised any person to give any information or make any representation not contained in the Prospectus. The Offeror, JBT and Marel do not accept any liability for any such information or representation. Further, the Offeror, JBT and Marel do not accept any responsibility for, and can make no assurances as to, the reliability, accuracy or completeness of any information provided by others, nor the fairness or appropriateness of any forecasts, views or opinions expressed by others regarding the Transaction (as defined in the attached Prospectus), JBT, Marel or (when applicable) the combined company. None of the Offeror, JBT or Marel make any representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. The making of the Offer and the delivery of the attached Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Offeror, JBT or Marel since the date of the attached Prospectus or that the information in the attached Prospectus or in the documents referred to therein is correct as of any time subsequent to the date thereof.

You are responsible for protecting against viruses and other destructive items. Your receipt of this electronic transmission is at your own risk, and it is your responsibility to take precautions to ensure that it is free from viruses and other items of a destructive nature.

John Bean Technologies Corporation

and

John Bean Technologies Europe B.V.

Offering of shares issued by John Bean Technologies Corporation to the shareholders of Marel hf. in connection with a voluntary public takeover offer by John Bean Technologies Corporation, through John Bean Technologies Europe B.V., for the entire issued share capital of Marel hf.

Admission to listing and trading on Nasdaq Iceland hf. of shares issued by John Bean Technologies Corporation

This document (the “Prospectus”) relates to (i) the offering of shares of common stock, par value $0.01 per share, of John Bean Technologies Corporation (“JBT”) (such offered shares, the “JBT Offer Shares”) to the shareholders of Marel hf. (“Marel,” and such shareholders, the “Marel Shareholders”) in connection with the proposed acquisition of the entire issued share capital of Marel by JBT through a voluntary public takeover offer (the “Offer”) made by JBT through John Bean Technologies Europe B.V. (the “Offeror”), on behalf of JBT, to the Marel Shareholders whereby each issued and outstanding ordinary share of Marel (the “Marel Shares”), excluding any treasury shares held by Marel, is exchanged, at the election of Marel Shareholders, for (a) cash consideration in the amount of EUR 3.60, (b) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (c) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares, subject to the proration provisions, as applicable, described in this Prospectus, and (ii) the admission to trading of the JBT Offer Shares on the main market of Nasdaq Iceland hf. (“Nasdaq Iceland”).

On 4 April 2024, JBT, the Offeror and Marel entered into the transaction agreement (as it may be amended from time to time, the “Transaction Agreement”), pursuant to which, among other things, the parties have agreed to bring about a business combination of JBT, Marel and their respective subsidiaries (such transactions contemplated by the Transaction Agreement, the “Transaction”). Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, the Offeror will make a voluntary public takeover offer, within the meaning of Article 101 of the Icelandic Takeover Act no. 108/2007, as amended (in Icelandic: lög um yfirtökur) (the “Icelandic Takeover Act”), to Marel Shareholders to acquire all of the issued and outstanding Marel Shares, not including any treasury shares held by Marel. Upon the consummation of the Offer, if at least 90% of the issued and outstanding Marel Shares are acquired by the Offeror, the Offeror will redeem any Marel Shares not tendered into the Offer for, at the election of the holder and subject to the proration provisions, as applicable, described in the Offer Document, (a) JBT Offer Shares, (b) cash or (c) a mix of JBT Offer Shares and cash (or, for those holders that do not make an election, a mix of JBT Offer Shares and cash in the same proportion as the average mix of the Offer), under Icelandic law by way of a squeeze-out transaction at the same price as offered in the Offer. The squeeze-out transaction would eliminate any minority shareholder interests in Marel remaining after the settlement of the Offer. If the Minimum Acceptance Condition (as defined in this Prospectus) is not satisfied at the 90% threshold but is waived to a lower threshold (which will not be reduced below 80% without Marel’s consent), the Offeror (or a subsidiary thereof) may initiate a merger between the Offeror and Marel in accordance with Icelandic laws pursuant to which Marel would be the surviving entity and a wholly owned subsidiary of JBT.

In addition to this Prospectus, the Offeror, on behalf of JBT, has published, with respect to the Offer, an associated offer document which has been prepared under Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids, as amended, as implemented in Icelandic law by the Icelandic

Takeover Act, and which has been approved by the Financial Supervisory Authority of the Central Bank of Iceland (the “Icelandic FSA”) in accordance with the Icelandic Takeover Act prior to its publication (such offer document, the “Offer Document”). This Prospectus forms part of the Offer Document.

The offer period for the Offer (the “Offer Period”) is expected to commence on 24 June 2024 (such date, the “Commencement Date”). The Offer Period will initially end at 5.00 p.m. Icelandic time on 2 September 2024, the date that is ten weeks after the Commencement Date (such ending date, as it may be extended from time to time pursuant to the Transaction Agreement and paragraph 6 of Article 103 of the Icelandic Takeover Act, the “Expiration Date”), except that (a) the Expiration Date will occur no earlier than 20 business days (as defined in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after (and including the date of) the Commencement Date, (b) the Offeror will extend the Offer Period as required by any law, or any rule, regulation or other applicable legal requirement of the Icelandic FSA or the U.S. Securities and Exchange Commission (the “SEC”) or of Nasdaq Iceland, the New York Stock Exchange (the “NYSE”) or the Euronext Amsterdam N.V. (“Euronext Amsterdam”), in any such case, which is applicable to the Offer or to the extent necessary to resolve any comments of the Icelandic FSA or the SEC and (c) at or prior to any then-applicable Expiration Date, the Offeror will (subject to the required approval from the Icelandic FSA) extend the Offer Period (i) by one or more additional periods of not less than ten days per extension (or such shorter period as mutually agreed by JBT, the Offeror and Marel in writing) if additional time is required to permit the satisfaction of the Closing Conditions (as defined in this Prospectus) (other than the Minimum Acceptance Condition) or (ii) by at least an additional three periods of not less than ten days each if all the Closing Conditions (other than the Minimum Acceptance Condition) have either been satisfied or waived in accordance with the Transaction Agreement or if, by their nature, are to be satisfied at the Expiration Date, would have been satisfied at the Expiration Date or else validly waived. However, in no event will the Offeror be required to extend the Offer Period beyond the Drop Dead Date (as defined in this Prospectus). For clarity, the Offeror may, in its reasonable discretion (subject to any required approval from the Icelandic FSA), extend the acceptance period for any duration (or repeated periods) in order to permit time for the satisfaction of the Closing Conditions. Subject to the prior satisfaction or waiver of the Closing Conditions, the Offeror will promptly settle the Offer in accordance with its terms and applicable law, and accept for exchange, and exchange, all Marel Shares validly tendered and not validly withdrawn pursuant to the Offer.

Completion of the Offer is subject to the Closing Conditions which include, among other things, the satisfaction of the Minimum Acceptance Condition, the receipt of certain regulatory approvals as well as the approval of the Share Issuance Proposal (as defined in this Prospectus). The Closing Conditions to the Offer must be satisfied or waived by the Offeror (only following approval by both JBT and Marel), JBT and/or Marel, as applicable, prior to the Expiration Date. For further details on the terms and conditions of the Offer, including acceptance procedures, see section 8 “The Takeover Offer” as well as the Offer Document, when published, which will set out the terms and conditions of the Offer.

Some of the terms and conditions of the Offer described in this Prospectus are subject to important limitations and exceptions. Marel Shareholders are urged to read the Offer Document, along with this Prospectus, including any appendices and exhibits, in their entirety prior to making any decision as to the matters described herein and therein. The description of the terms of the Offer is qualified in its entirety by the description of the Offer in the Offer Document under which the Offeror intends to make the Offer.

Deciding whether or not to accept the Offer involves a high degree of risk. Marel Shareholders are advised to examine all the risks and legal requirements described in this Prospectus in connection with a decision to accept the Offer and should read this Prospectus and the documents incorporated by reference herein in their entirety and, in particular, section 1 “Risk Factors” for a discussion of certain risks and other factors that should be considered in connection with a decision to accept the Offer.

JBT intends to take the steps necessary for JBT Offer Shares to be admitted to trading and official listing on the main market of Nasdaq Iceland and for the common stock of JBT, par value $0.01 per share (the “JBT Shares”)

v

to remain listed on the NYSE. To effect such admission to trading and official listing, JBT intends to, prior to completion of the Offer, submit an application to Nasdaq Iceland for the admission to trading and official listing of the JBT Offer Shares. Such steps and the admission to trading and the official listing of the JBT Offer Shares on Nasdaq Iceland will be subject to, among other things, the completion of the Offer.

Settlement of the Offer will be made as promptly as possible but shall take place no later than three Business Days (as defined in this Prospectus) from the Expiration Date (provided that the Offeror may apply for an extension as permitted under paragraph 8 of Article 103 of the Icelandic Takeover Act) (the “Settlement Date”).

On the Settlement Date, the Offeror shall promptly settle the Offer in accordance with its terms and applicable laws, and accept for exchange, and exchange, all Marel Shares validly tendered and not validly withdrawn pursuant to the Offer (such settlement and exchange, the “Closing,” and the time that the Offeror accepts for exchange, and exchanges, all of the Marel Shares validly tendered and not validly withdrawn, the “Offer Closing Time”). The share register of JBT shall be updated immediately following the Offer Closing Time. No fractional JBT Offer Shares will be exchanged for any Marel Shares tendered in the Offer by any Marel Shareholder. Notwithstanding any other provision of the Transaction Agreement, each Marel Shareholder who would otherwise have been entitled to receive a fraction of a share of JBT Offer Shares will receive, in lieu thereof, cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale for the account of all such holders of JBT Offer Shares which would otherwise be issued.

None of the Offeror, JBT or Marel has authorised any person to give any information or to make any representations other than those contained in this Prospectus. The Offeror, JBT and Marel do not accept any liability for any such information or representation. Further, the Offeror, JBT and Marel do not accept any responsibility for, and can make no assurances as to, the reliability, accuracy or completeness of any information provided by others, nor the fairness or appropriateness of any forecasts, views or opinions expressed by others regarding the Transaction, JBT, Marel or (when applicable) the combined company. The Offeror, JBT and Marel make no representation as to the as to the appropriateness, accuracy, completeness or reliability of any such information or publication. Any delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Offeror, JBT and/or Marel since, or that the information herein is correct at any time subsequent to, the date of this Prospectus.

The language of this Prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be escribed to them under applicable law.

Certain terms used in this Prospectus, including certain technical and other terms, are explained and defined in the “Definitions and Glossary” section in this Prospectus.

This Prospectus has been prepared under Icelandic law and has been drawn up as a prospectus in accordance with Articles 3 and 6 of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”), and in compliance with the requirements set out in Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 and has been approved by the Icelandic FSA in accordance with Article 20 of the Prospectus Regulation. JBT has requested the Icelandic FSA to notify its approval in accordance with Article 25(1) of the Prospectus Regulation to the competent authority in the Netherlands, the Netherlands Authority for the Financial Markets, with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Regulation.

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. The distribution of this Prospectus and the acceptance of the Offer in certain jurisdictions is restricted by law. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe such restrictions.

NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED ANY OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY OTHER DOCUMENTS REGARDING THE OFFER (INCLUDING THE OFFER DOCUMENT). ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

This Prospectus is dated 20 June 2024

SUMMARY

Section A — Introductions and Warnings
Warnings	This summary should be read as an introduction to this prospectus (the “Prospectus”). Any decision to invest in the JBT Offer Shares (as defined below) should be based on consideration of the Prospectus, including the documents incorporated by reference herein, as a whole by the investor. Investors could lose all or part of their invested capital. Where a claim relating to the information in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of European Economic Area, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary, including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or it does not provide, when read together with the other parts of the Prospectus, key information in order to aid investors when considering whether to invest in such securities.
The Issuer, the Offeror and the Securities	This Prospectus relates to (i) the offering of shares of common stock, par value $0.01 per share (the “JBT Shares”), of John Bean Technologies Corporation, with its registered address at 70 West Madison Street, Suite 4400, Chicago, Illinois 60602, United States, registered under the legal entity identifier (“LEI”) 5493007CT6ATBZ2L6826 (“JBT”) (such offered shares, the “JBT Offer Shares”), to the shareholders of Marel hf., with its registered address at Austurhraun 9, 210 Garðabær, Iceland, registered under the LEI 5299008YTLEN09WTHW26 (“Marel,” and such shareholders, the “Marel Shareholders”) in connection with the voluntary public takeover offer (the “Offer”) made by JBT through John Bean Technologies Europe B.V., a subsidiary of JBT, with its registered address at Deccaweg 32, 1042 AD Amsterdam, the Netherlands, registered under the Dutch Trade Register under no. 63675013 (the “Offeror”), to the Marel Shareholders whereby each issued and outstanding ordinary share of Marel (the “Marel Shares”), other than any treasury shares held by Marel, is exchanged, at the election of Marel Shareholders, for (a) cash consideration in the amount of EUR 3.60, (b) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (c) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares, subject to the proration provisions, as applicable, described in this Prospectus, and (ii) the admission to trading of the JBT Offer Shares on the main market of Nasdaq Iceland hf. (“Nasdaq Iceland”).
Competent authority	The Prospectus has been approved by the Icelandic Financial Supervisory Authority of the Central Bank of Iceland (Icel. Fjármálaeftirlit Seðlabanka Íslands) (the “FSA”) on 20 June 2024. The FSA has its registered office at Kalkofnsvegur 1, 101 Reykjavík, Iceland, with telephone number +354 569 9600.

Section B — Key information on the companies
Who is the issuer of the JBT Offer Shares?
Domicile and legal form

JBT is a corporation incorporated under the laws of Delaware, with its registered address at 70 West Madison Street, Suite 4400, Chicago, Illinois 60602, United States, registered under the LEI 5493007CT6ATBZ2L6826.

Marel is a public limited liability company incorporated under the laws of Iceland, with its registered address at Austurhraun 9, 210 Garðabær, Iceland, registered under the LEI 5299008YTLEN09WTHW26.

Principal activities

JBT is a leading global technology solutions and service provider to high-value segments of the food and beverage industry. JBT designs, produces, and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds and leasing operations. As of 31 December 2023, JBT employed approximately 5,100 people worldwide and operated sales, service and manufacturing and sourcing operations in more than 25 countries.

Marel is a leading global provider of advanced processing equipment, systems, software and services to the food processing industry as well as a leading provider in processing solutions for pet food, plant-based proteins and aqua feed, with a presence in over 30 countries and six continents and around 7,300 employees. Marel designs, manufactures, sells and services technologically advanced processing solutions ranging from standard equipment to full-line processing systems, with sophisticated software capabilities and aftermarket services.

Major shareholders	Pursuant to the knowledge of JBT, the following two shareholders beneficially own more than 5% of JBT’s Shares, based on the most recent holdings beneficial ownership filings filed with the SEC. The percentages are calculated on the basis of the number of outstanding JBT Shares plus JBT Shares deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, as of 31 December 2023:

Name of shareholder	Number of JBT Shares	Percent of class
BlackRock, Inc.	5,183,478	16.28%
The Vanguard Group	3,492,828	10.97%

Pursuant to the latest publicly available data as of 31 December 2023, the following Marel Shareholders currently beneficially hold more than 5% of the outstanding Marel Shares:

Name of Marel Shareholder	Number of shares (million)	In ISK	In EUR	Total
ABN AMRO on behalf of Euroclear	236.2	30.6%	—	—
Eyrir Invest hf.	98.4	12.8%	11.9%	24.7%
Gildi – Lifeyrissjodur	51.2	6.7%	—	—
The Pension Fund of Commerce	51.0	6.6%	—	—
LSR A & B divisions	41.4	5.4%	—	—

Key managing directors

JBT’s key management comprises of the following members: Brian A. Deck, CEO, President and Board Director; Matthew J. Meister, Executive Vice President and Chief Financial Officer; Shelley Bridarolli, Executive Vice President and Chief Human Resources Officer; Luiz “Augusto” Rizzolo, Executive Vice President and President, Diversified Food and Health; Robert Petrie, Executive Vice President and President, Protein; James L. Marvin, Executive Vice President and General Counsel and Assistant Secretary; Kristina Paschall, Executive Vice President, Chief Information and Digital Officer; Jack Martin, Executive Vice President, Supply Chain; and Jessi L. Corcoran, Vice President, Corporate Controller and Chief Accounting Officer.

Marel’s key management comprises of the following members: Arni Sigurdsson, CEO; Sebastian Boelen, Chief Financial Officer; David Freyr Oddsson, Chief Human Resources Officer; Arni Sigurjonsson, General Counsel; Sofie Cammers, Executive Vice President Meat; Roger Claessens, Executive Vice President Poultry; Vidar Erlingsson, Executive Vice President Software Solutions; Tatiana Gillitzer, Executive Vice President Service; Jesper Hjortshøj, Executive Vice President Retail and Food Service Solutions & Wenger Group; Ivo Rothkrantz,

Executive Vice President Corporate Development; Olafur Karl Sigurdarson, Executive Vice President Fish.
Statutory auditors

PricewaterhouseCoopers LLP, One North Wacker Drive, Chicago, Illinois 60606, United States of America, is JBT’s statutory auditor.

KPMG ehf., Borgartún 27, 105 Reykjavík, Iceland, is Marel’s statutory auditor.

What is the key financial information regarding the issuer?
Key financial information	The key financial information shown below has been derived from (i) JBT’s consolidated financial statements as of and for the years ended 31 December 2023, 2022 and 2021, and the related notes thereto audited by PricewaterhouseCoopers LLP, independent registered accounting firm to JBT, which are incorporated by reference to JBT’s Current Report on Form 8-K, filed on 18 June 2024, (ii) Marel’s consolidated financial statements and notes as at and for each of the years ended 31 December 2023, 2022 and 2021, which were prepared by Marel in accordance with IFRS, (iii), the unaudited pro forma condensed combined financial information for the combined company as at and for the financial year ended 31 December 2023 which were prepared in accordance with the Prospectus Regulation to give an inherently illustrative estimated and hypothetical presentation of the combined company’s assets, liabilities, financial position and results of operations, (iv) JBT’s condensed consolidated financial statements as of 31 March 2024 and for the quarterly periods ended 31 March 2024 and 2023 and the related notes thereto, which are incorporated by reference to JBT’s Quarterly Report on Form 10-Q for the three months ended 31 March 2024, filed on 2 May 2024 and (v) Marel’s condensed consolidated interim financial statements as at and for the three months ended 31 March 2024 with comparative figures as at and for the three months ended 31 March 2023, which were prepared by Marel in accordance with IFRS.

Key financial information for JBT:	Year Ended 31 December
(In USD millions)	2023	2022	2021
Revenue	1,664.4	1,590.3	1,400.8
Gross profit	585.7	529.4	482.1
Operating income	164.7	132.6	125.6
Net income before income taxes	153.1	120.0	119.5
Income from continuing operations	129.3	103.8	92.5
Net income	582.6	137.4	119.1

Adjusted EBITDA from continuing operations	$273.1	$227.7	212.2

	As of 31 December
(In USD millions)	2023	2022	2021
Total assets	2,710.4	2,641.0	2,185.1
Total stockholders’ equity	1,488.9	905.4	786.4

	Year Ended 31 December
(In USD millions)	2023	2022	2021
Cash provided by continuing operating activities	74.2	135.2	174.9
Cash provided (required) by continuing investing activities	729.3	(413.2)	(270.5)
Cash (required) provided by continuing financing activities	(354.1)	270.6	80.8
Effect of foreign exchange rate changes on cash and cash equivalents	(1.2)	(2.5)	(2.3)

Net increase (decrease) in cash from continuing operations	448.2	(9.9)	(17.1)

	Three Months Ended 31 March
(In USD millions)	2024	2023
Revenue	392.3	388.5
Gross profit	140.3	132.9
Operating income	29.1	28.4
Income from continuing operations before income taxes	30.9	21.7
Income from continuing operations	22.7	17.1
Net income	22.8	27.2

Adjusted EBITDA from continuing operations	57.4	54.4

	As of 31 March
(In USD millions)	2024	2023
Total assets	2,690.7	2,710.4
Total stockholders’ equity	1,491.1	1,488.9

	Three Months Ended 31 March
(In USD millions)	2024	2023
Cash provided by continuing operating activities	10.4	11.4
Cash required by continuing investing activities	(7.2)	(17.3)
Cash required by continuing financing activities	(6.1)	(30.0)
Effect of foreign exchange rate changes on cash and cash equivalents	(1.2)	(0.1)

Net decrease in cash from continuing operations	(4.1)	(36.0)

Key financial information for Marel:

(In EUR million)	2023	2022	2021
Revenues	1,721.4	1,708.7	1,360.8
Gross profit	596.4	578.3	493.8
Result from operations	93.6	97.0	130.3
Result before income tax	36.1	75.1	120.7
Net result	31.0	58.7	96.2

(In EUR million)	2023	2022	2021
Net cash from operating activities	138.1	51.4	176.2
Net cash provided by / (used in) investing activities	(95.9)	(567.2)	(121.4)
Net cash provided by / (used in) financing activities	(45.1)	505.9	(64.3)
Net increase (decrease) in net cash	(2.9)	(9.9)	(9.5)
Exchange (loss) / gain on net cash	(2.9)	8.5	8.0
Net cash at end of the period	69.9	75.7	77.1

(In EUR million)	2023	2022	2021
Total assets	2,599.8	2,696.4	2,005.0
Total shareholders’ equity	1,041.6	1,028.1	1,015.1

	Three months ended 31 March
(In EUR million)	2024	2023
Revenues	412.6	447.4
Gross profit	148.5	152.7
Result from operations	11.9	23.1
Result before income tax	(2.0)	10.0
Net result	(3.2)	9.1

	Three months ended 31 March
(In EUR million)	2024	2023
Net cash from operating activities	6.5	16.8
Net cash provided by / (used in) investing activities	(11.3)	(31.8)
Net cash provided by / (used in) financing activities	(28.3)	5.2
Net increase (decrease) in net cash	(33.1)	(9.8)
Exchange (loss) / gain on net cash	(0.9)	(2.1)
Net cash at end of the period	35.9	63.8

(In EUR million)	31 March 2024	31 March 2023
Total assets	2,562.0	2,599.8
Total shareholders’ equity	1,039.7	1,041.6

Unaudited pro forma financial information for the financial year ended 31 December 2023:

(In USD millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments	Transaction Accounting Adjustments	Transaction Financing Adjustments	Pro Forma Combined
Revenues	1,664.4	1,879.1	—	—	—	3,543.5
Operating income	164.7	102.2	(12.5)	(170.9)	—	83.5
Net income (loss) from continuing operations	129.3	33.8	(8.2)	(100.4)	(130.4)	(75.9)
Basic earnings per share from continuing operations	4.04	0.04	—	—	—	(1.46)
Diluted earnings per share from continuing operations	4.02	0.04	—	—	—	(1.46)

Unaudited pro forma financial information for the three months ended 31 March 2024:

(In USD millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments	Transaction Accounting Adjustments	Transaction Financing Adjustments	Pro Forma Combined
Revenues	392.3	448.5	—	—	—	840.8
Operating income	29.1	13.0	—	(14.9)	—	27.2
Net income (loss) from continuing operations	22.7	(3.4)	0.2	(0.8)	(23.5)	(4.8)
Basic earnings per share from continuing operations	0.71	0.00	—	—	—	(0.09)
Diluted earnings per share from continuing operations	0.71	0.00	—	—	—	(0.09)

(In USD millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments	Transaction Accounting Adjustments	Transaction Financing Adjustments	Pro Forma Combined
Total assets	2,690.7	2,762.8	(109.7)	364.1	1,542.3	7,250.2
Total stockholders’ equity	1,491.1	1,121.2	(82.3)	773.5	—	3,303.5

What are the key risks that are specific to the Offer?
Key risks

•  The Offer is subject to conditions that neither JBT nor Marel can control.

•  The Transaction is conditioned on the receipt of certain required governmental and regulatory approvals and clearances, which, if delayed, not granted or granted with unfavorable conditions, may delay or jeopardize the completion of the Transaction, result in additional costs and expenses and/or reduce the anticipated benefits of the Transaction.

•  Each of JBT, Marel and the Offeror may waive one or more of the Closing Conditions without JBT Stockholder approval or Marel Shareholder approval.

•  The Transaction may not be as successful as anticipated, and the combined company may not achieve the intended benefits or do so within the intended timeframe and the integration costs may exceed estimates.

•  The indebtedness of the combined company following the consummation of the Transaction is expected to be substantially greater than the current indebtedness of JBT or Marel on a standalone basis and greater than JBT and Marel’s combined indebtedness prior to the Transaction. This increased level of indebtedness could adversely affect the combined company’s operational flexibility and increase its borrowing costs.

•  The combined company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined company, either of which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with JBT or Marel in anticipation of or as a result of the Transaction.

•  JBT’s financial results are subject to fluctuations caused by many factors that could result in JBT failing to achieve anticipated financial results and cause a drop in JBT’s stock price.

•  The cumulative loss of several significant contracts may negatively affect JBT’s business, financial condition, results of operations, and cash flows.

•  The loss of key personnel or any inability to attract and retain additional personnel could affect JBT’s ability to successfully grow its business.

•  If Marel is unable to continue to develop and deliver innovative, technologically advanced solutions to its customers, Marel’s business, results of operations and financial condition could be materially adversely affected.

•  Marel relies on its ability to successfully grow its installed base through long-term customer relationships.

•  Marel earns a significant amount of aftermarkets revenues. If it is unable to maintain the size and reliability of this part of its business, Marel’s business, results of operations and financial condition may be materially adversely affected.

Section C — Key information on the securities
What are the main features of the securities?
Type, class and ISIN	The newly issued JBT Offer Shares to be delivered as stock consideration in connection to the Offer will be shares of common stock of JBT, delivered in registered form, book-entered in the Nasdaq Iceland securities system, under a ticker symbol and ISIN to be determined prior to the closing of the Offer.
Currency, denomination and par value	The JBT Offer Shares issued in connection with the Offer and submitted for listing on Nasdaq Iceland will be denominated in ISK. The par value of the JBT Offer Shares to be listed on Nasdaq Iceland will be determined prior to the closing of the Offer.
Rights attaching to the shares	The holders of JBT Shares are entitled to one vote per share on all matters to be voted upon by JBT Stockholders. Subject to preferences that may be applicable to any outstanding shares of JBT Preferred Stock, the holders of JBT Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the JBT Board out of funds legally available for that purpose. In the event of JBT’s liquidation, dissolution or winding-up, JBT Stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the JBT Preferred Stock, if any, then outstanding. The holders of JBT Shares have no preemptive or similar subscription rights or conversion rights. There are no redemption or sinking fund provisions applicable to JBT Shares.

Transfer restriction	No restrictions on transferability of the JBT Shares apply.

Dividend policy	JBT does not have in place a formal policy on dividend distributions. JBT Board may from time to time declare, and JBT may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the JBT Charter.

Where will the securities be traded?
Admission to trading	The JBT Shares are currently listed on the NYSE under the symbol “JBT.” JBT intends to maintain the listing of JBT Shares on the NYSE under the symbol “JBT” upon completion of the Transaction. JBT intends to take the steps necessary to list all or a portion of the JBT Offer Shares on Nasdaq Iceland under a ticker symbol and ISIN code to be determined prior to the closing of the Offer.

What are the key risks that are specific to the securities?
Key risks

Marel Shareholders who receive JBT Offer Shares in the Transaction will have rights as JBT Stockholders that differ from their current rights as Marel Shareholders.

Nasdaq Iceland may not list JBT Offer Shares on its exchange, which may limit the ability of shareholders to transact in the JBT Offer Shares.

Section D — Key information on the offer and admission to trading on a regulated market
Under which conditions and timetable can I invest in this security?
Terms and conditions, expected timetable of the offer and details of the admission to trading on a regulated market

Pursuant to the terms of the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 JBT Offer Shares, subject to the proration provisions, as applicable, described in this Prospectus. Marel Shareholders can choose to receive JBT Offer Shares listed on either the NYSE or Nasdaq Iceland (subject to the approval of the JBT Offer Shares being listed on Nasdaq Iceland).

JBT intends to take the steps necessary to list all or a portion of the JBT Offer Shares on Nasdaq Iceland under a ticker symbol and ISIN code to be determined prior to the closing of the Offer. To effect such admission to trading and official listing, JBT will submit an application to Nasdaq Iceland for the admission to trading and official listing of the JBT Offer Shares as well as prepare and publish any supplement necessary to this Prospectus. Such steps and the admission to trading and official listing of the JBT Offer Shares on Nasdaq Iceland will be subject to, among other things, the completion of the Offer.

The expected timetable of the Offer and the transaction is as follows:

24 June 2024: Launch of the Offer

2 September 2024:  Expiry of Offer Period (unless extended)

5 September 2024:  Expected announcement of the results of the Offer

5 September 2024:  Expected settlement of the Offer

Dilution	Upon the Offer Closing Time, and assuming that all of the outstanding Marel Shares are tendered into the Offer, it is expected that JBT Stockholders as of immediately prior to the completion of the Transaction will hold approximately 62% of the outstanding JBT Shares and Marel Shareholders as of immediately prior to the completion of the Transaction will hold approximately 38% of the aggregate outstanding JBT Shares after giving effect to the issuance of JBT Offer Shares in connection with the Offer.

Estimated expenses	JBT estimates that it will incur approximately $85 million to $90 million of costs in connection with the Transaction through the Offer Closing Time. This cost estimate includes assumptions for advisory costs, legal costs, regulatory filing costs and certain pre-close integration costs. This cost estimate also includes certain costs that are contingent upon the successful close of the Transaction. This estimate excludes any assumptions related to the cost of any longer term or more permanent debt financing.

Why is this prospectus being produced?
Reasons for offering and admission to trading	This Prospectus is prepared (i) due to the offering of the JBT Offer Shares as consideration to Marel Shareholders in connection to the offer and (ii) to enable the JBT Offer Shares to be admitted to trading on the main market of Nasdaq Iceland.
Use of proceeds	Not applicable.
Underwriting	Not applicable.
Material and conflicting interests	There are no material conflicts of interest pertaining to the Offer or the admission of the JBT Offer Shares to trading.

1.  RISK FACTORS

Any decision to accept the Offer is subject to a number of risks and involves a high degree of financial risk. Accordingly, Marel Shareholders should consider and review this Prospectus carefully and in its entirety and consider all information included in the Offer Document together with this Prospectus (including any information or material incorporated by reference), including the risks described below, before they decide to accept the Offer or invest in the JBT Offer Shares. A number of factors affect the business, financial condition, results of operations and prospects of each of the JBT Group, the Marel Group and the combined company and the industry in which they operate.

This section describes the risk factors considered to be material in relation to the JBT Group and the Marel Group as discrete groups based on the information known as at the date of this Prospectus and each of these risks will continue to be relevant to the combined company. The risk factors described in this section have been organized beginning with those deemed most serious by JBT considering their potential negative impact on the issuer and the probability of their occurrence. If any of these risks actually materialise, the JBT Group’s, the Marel Group’s or, following completion of the Transaction, the combined company’s business, financial condition, results of operations and prospects could be materially adversely affected and the value of JBT Shares, including the JBT Offer Shares, could decline. Further, this section describes certain risks relating to the Transaction and the Offer and the JBT Shares, including the JBT Offer Shares, which could also adversely impact the value of the JBT Shares, including the JBT Offer Shares.

The risks described below are not the only ones faced and should be used as guidance only. Additional risks in relation to the JBT Group and/or the Marel Group not presently known to JBT’s management or that JBT’s management currently deem immaterial may also, whether individually or cumulatively, have a material adverse effect on the JBT Group’s or the Marel Group’s business, financial condition, results of operations and prospects or those of the combined company, and could negatively affect the JBT Group’s, the Marel Group’s and, following completion of the Transaction, the combined company’s business, financial condition, results of operations and prospects resulting in a decline in the value of the JBT Shares, including the JBT Offer Shares, and a loss of part or all of an investor’s investment.

Except as specifically set out in the specific risk factors, it has not, due to the nature of the risks and the business of the JBT Group and the Marel Group, been possible for JBT to make specific and accurate assessments of the probability of occurrence of each individual risk factor.

Prospective investors should carefully read the entire Prospectus and should reach their own views before making an investment decision with respect to any JBT Offer Shares. Furthermore, before making an investment decision with respect to any JBT Offer Shares, prospective investors should consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisers, and carefully review the risks associated with an investment in the JBT Offer Shares and consider such an investment decision in light of their personal circumstances.

1.1	Risks relating to the Transaction

1.1.1	The Offer is subject to conditions that neither JBT nor Marel can control.

The Offer is subject to the Closing Conditions, which include, among others, the approval of the Share Issuance Proposal at the Special Meeting, the Minimum Acceptance Condition and the Regulatory Approvals Condition (each as defined in this Prospectus). The Closing Conditions to the Offer must be satisfied or validly waived by the Offeror (only following approval by both JBT and Marel), JBT and/or Marel, as applicable, prior to the Expiration Date. No assurance can be given that the Closing Conditions will be satisfied or waived or, if they are, as to the timing of the Offer Closing Time. If the Closing Conditions are not satisfied or waived, then the Transaction may not be consummated. See section 7.9 “Conditions to Closing” and section 8 “The Offer”.

1.1.2

The Transaction is conditioned on the receipt of certain required governmental and regulatory approvals and clearances, which, if delayed, not granted or granted with unfavorable conditions, may delay or jeopardize the completion of the Transaction, result in additional costs and expenses and/or reduce the anticipated benefits of the Transaction.

Completion of the Transaction is conditioned on, among other things, receipt of approvals and/or clearances from certain antitrust authorities or expiration or termination of any statutory waiting period (including any extension thereof), as well as clearances from certain authorities under foreign direct investment regimes. The governmental and regulatory agencies from which JBT and Marel seek certain of these approvals and clearances have broad discretion in administering the governing regulations. Neither JBT nor Marel can provide any assurance that all required approvals and clearances will be obtained. Moreover, as a condition to the approvals, the governmental or regulatory agencies may impose requirements, limitations or costs on, or require divestitures or place restrictions on the conduct of, the combined company’s business after the completion of the Transaction. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of the Transaction. Further, no assurance can be given as to the terms, conditions and timing of the approvals. If JBT and Marel agree to any material requirements, limitations, costs, divestitures or restrictions to obtain any approvals or clearances required to consummate the Transaction, these requirements, limitations, costs, divestitures or restrictions could adversely affect JBT’s ability to integrate Marel’s operations with JBT’s operations and/or reduce the anticipated benefits of the Transaction. This could have a material adverse effect on the combined company’s business, results of operations, financial condition and cash flows.

1.1.3	Each of JBT, Marel and the Offeror may waive one or more of the Closing Conditions without JBT Stockholder approval or Marel Shareholder approval.

As provided in the Transaction Agreement, each of JBT, Marel and the Offeror (only following approval by both JBT and Marel) may waive, in whole or in part, one or more of the Closing Conditions, to the extent permitted by applicable laws and the terms of the Transaction Agreement. Each of JBT and Marel will evaluate the materiality of any such waiver and its effect on its shareholders in light of the facts and circumstances at the time to determine whether any amendment of this Prospectus and the Offer Document is required or warranted. Waiver of a Closing Condition could occur prior to the Special Meeting. If JBT, Marel or the Offeror determines to waive any Closing Condition after JBT receives JBT Stockholder approval at the Special Meeting, JBT may have the discretion to complete the Transaction without seeking further JBT Stockholder approval. In addition, any such waiver will not require Marel Shareholder approval. Any such waiver could have an adverse effect on the combined company.

1.1.4

The number of JBT Offer Shares that Marel Shareholders will receive in the Offer is based on a fixed exchange ratio. The market value of the JBT Offer Shares to be issued upon the Offer Closing Time is unknown, and therefore, Marel Shareholders and JBT Stockholders cannot be certain of the value of the portion of the consideration to be paid in JBT Offer Shares.

In the Offer, Marel Shareholders may exchange each Marel Share for, at the election of each Marel Shareholder, (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares, subject to the proration provisions, as applicable, described in this Prospectus. This exchange ratio is fixed and will not vary even if the market price of JBT Shares or Marel Shares fluctuates. The market value of JBT Shares and Marel Shares at the time of the completion of the Offer may vary significantly from their market value on the date of the execution of the Transaction Agreement, the date of this Prospectus, the date on which JBT Stockholders vote on the Share Issuance Proposal, the date on which Marel Shareholders tender their shares in the Offer or the Expiration Date. Because the Offer exchange ratio will not be adjusted to reflect any changes in the market price of JBT Shares or Marel Shares, the value of the consideration paid to Marel Shareholders who tender their shares in the Offer may be lower than the market value of their Marel Shares on earlier dates. Furthermore, there is a certain risk of fluctuations in exchange rates prior to settlement.

Changes in share prices may result from a variety of factors that are beyond the control of JBT or Marel, including their respective business, operations and prospects, market conditions, economic development, geopolitical events, regulatory considerations, governmental actions, legal proceedings and other developments. Market assessments of the benefits of the Transaction and of the likelihood that the Transaction will be completed, as well as general and industry-specific market and economic conditions, may also have an adverse effect on share prices.

In addition, it is possible that the Transaction may not be completed until a significant period of time has passed after the date of this Prospectus. As a result, the market values of JBT Shares or Marel Shares may vary significantly from the date of this Prospectus to the date of the completion of the Transaction.

Investors are urged to obtain up-to-date prices for JBT Shares, which are listed and traded on the NYSE under the symbol “JBT,” and Marel Shares, which are listed on Nasdaq Iceland and Euronext Amsterdam under the symbol “MAREL.”

1.1.5	Marel Shareholders may receive a form of consideration different from what they elect to receive in the Offer.

In the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares, with such consideration amounts based on the value of JBT Shares as of the date JBT issued its notice of intention. However, such elections will be subject to proration and adjustment procedures, as applicable, such that the Marel Shareholders immediately prior to the closing of the Offer will receive an aggregate of approximately EUR 950 million in cash and approximately a 38% interest in the combined company. As a result, Marel Shareholders who have elected to receive cash consideration may instead receive stock consideration, or vice versa. This could result in, among other things, tax consequences that differ from those that would have resulted if such shareholders had received the form of consideration that they had elected. For a more detailed description of how the proration and adjustment procedures apply, see section 7.3 “Consideration Offered to Marel Shareholders”.

1.1.6

The Marel Shares held by any Marel Shareholders that do not tender their Marel Shares in the Offer may be acquired by the Offeror pursuant to the Merger or the Squeeze-Out with respect to Marel or Marel Shares after the Offer Closing Time.

Following the Offer Closing Time, the Offeror may, by way of the Merger or the Squeeze-Out, acquire any remaining outstanding Marel Shares which were not acquired in the Offer. The Merger or the Squeeze-Out, as applicable, could eliminate any minority shareholder interests in Marel remaining after the settlement of the Offer.

Due to the statutory legal framework applicable to the Merger or the Squeeze-Out, Marel Shareholders who do not exchange their shares in the Offer may receive a different (including a lower) amount or a different form of consideration than they would have received had they exchanged their Marel Shares in the Offer. If the value of JBT Shares offered as compensation has declined after the completion of the Transaction, there may be no obligation of JBT to pay Marel Shareholders who did not exchange their shares in the Offer the implied value of the consideration received by Marel Shareholders who exchanged their shares in the Offer.

Furthermore, it may take a substantial amount of time for the Merger or the Squeeze-Out to be consummated. Accordingly, Marel Shareholders may have to wait significantly longer than expected to receive consideration for their Marel Shares during which time such Marel Shareholders will continue to hold an illiquid security.

1.1.7

Any failure by the Offeror to acquire at least 90% of the issued and outstanding Marel Shares could lead to Marel not becoming a wholly owned subsidiary of JBT and might prevent the delisting of Marel Shares from Nasdaq Iceland and/or Euronext Amsterdam.

The Offer is conditioned upon, among other things, the Minimum Acceptance Condition. If such condition is waived, at the Offer Closing Time, the Offeror may own 90% or less of the issued and outstanding Marel Shares.

Pursuant to the Icelandic Takeover Act, the Offeror must own at least 90% of the issued and outstanding Marel Shares to implement the Squeeze-Out with respect to the remaining outstanding Marel Shares. While the Offeror may be able to exercise the Squeeze-Out if it subsequently acquires at least 90% of the issued and outstanding Marel Shares, for instance where it acquires further Marel Shares through an additional voluntary tender offer or otherwise or where Marel repurchases Marel Shares, there can be no guarantee that this will happen. Additionally, there is no guarantee that the Offeror will (or will be able to) initiate the Merger following the Offer Closing Time. If the Offeror fails to acquire all of the issued and outstanding Marel Shares, Marel will not be a wholly owned subsidiary of JBT and minority Marel Shareholders will have certain minority protection rights under Icelandic law. Any temporary or permanent delay in acquiring all Marel Shares could adversely affect JBT’s ability to integrate Marel’s business, including achieving expected benefits and synergies, as well as the market value of JBT Shares and JBT’s access to capital and other sources of funding on acceptable terms. Failure to acquire at least 90% of the issued and outstanding Marel Shares could also result in JBT not succeeding in removing the Marel Shares from trading and official listing on Nasdaq Iceland or Euronext Amsterdam. Nasdaq Iceland and/or Euronext Amsterdam may refuse to delist the Marel Shares, which would result in more onerous regulatory compliance obligations for the combined company and may increase the expenses of the Transaction and the overall expenses of the combined company.

In addition, if the Offer is consummated but not all of the outstanding Marel Shares have been tendered, then the free float in Marel Shares will be significantly lower than the current free float in such Marel Shares, thereby reducing the liquidity of any remaining Marel Shares that were not acquired in the Offer (the “Remaining Marel Shares”). Reduced liquidity could make it more difficult for the remaining Marel Shareholders to sell their shares and could adversely affect the market value of those remaining shares. A lower level of liquidity in the trading in Marel Shares could result in greater price fluctuations of such shares than in the past. The value of Marel Shares implied by the Offer does not guarantee that the value of such shares not held by JBT or the Offeror following the Offer will remain at that level or exceed that value in the future and share prices may vary materially.

If, immediately following the Offer Closing Time, the Offeror owns at least 90% of the issued and outstanding Marel Shares, the Offeror will be able to initiate the Squeeze-Out under Icelandic law whereby the remaining outstanding Marel Shares are acquired on the same terms as offered in the Offer. If the Squeeze-Out is initiated within three months of the Offer Closing Time, the Offer Price is deemed to be a fair price for the purposes of the Squeeze-Out.

1.1.8

If the Transaction Agreement is terminated under certain circumstances, JBT may be obligated to pay Marel a reverse termination fee and each of JBT and Marel may be required to reimburse the other party for out-of-pocket costs and expenses, which could adversely impact JBT’s or Marel’s financial condition, as applicable.

If the Transaction Agreement is terminated by JBT or Marel because the Regulatory Approvals Condition has not been satisfied or waived by the Expiration Date and other specific circumstances and conditions set forth in the Transaction Agreement are met, then JBT will be required to pay Marel a reverse termination fee of (i) EUR 85 million if the Drop Dead Date is the Initial Drop Dead Date at the time of such termination or (ii) EUR 110 million if the Drop Dead Date is the Extended Drop Dead Date at the time of such termination.

Additionally, each of JBT and Marel will reimburse the other party for out-of-pocket costs and expenses incurred, directly or indirectly, by JBT and its subsidiaries, or Marel and its subsidiaries, as applicable, up to an aggregate amount of EUR 35 million or EUR 15 million, in specific circumstances.

Payment of the reverse termination fee by JBT or the reimbursement of expenses by JBT or Marel could adversely affect JBT’s or Marel’s financial position, as applicable.

1.1.9	The issuance of JBT Offer Shares will dilute the ownership and voting interests of existing JBT Stockholders and may cause the market price of JBT Shares to decline.

After the completion of the Transaction, JBT Stockholders and Marel Shareholders will own a smaller percentage of the combined company than they currently own of JBT and Marel, respectively. Based on the estimated number of JBT Offer Shares issued in connection with the Transaction (assuming 100% of Marel Shares are tendered into the Offer), it is expected that JBT Stockholders will hold approximately 62%, and Marel Shareholders will hold approximately 38%, of the shares in the combined company. Consequently, JBT Stockholders, as a group, and Marel Shareholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in JBT and Marel, respectively. In particular, Marel Shareholders, as a group, will have less than a majority of the ownership and voting power of the combined company post-Transaction and, therefore, will be able to exercise less collective influence over the management and policies of the combined company than they currently exercise over the management and policies of Marel.

1.1.10

Certain of the directors and executive officers of JBT and Marel may have interests in the Transaction that may be different from, or in addition to, those of JBT Stockholders and Marel Shareholders generally.

Certain of the directors and executive officers of JBT and Marel may have interests in the Transaction that may be different from, or in addition to, the interests of JBT Stockholders and Marel Shareholders generally. In the case of JBT’s directors and executive officers, these interests include the continued service of certain directors and executive officers following the completion of the Transaction, arrangements with JBT that provide for certain severance payments or benefits, accelerated vesting of certain equity-based awards and other rights and other payments or benefits upon completion of the Transaction and if their service is terminated under certain circumstances in connection with the Transaction and the right to continued indemnification by the combined company. In the case of Marel directors, these interests include four independent directors from the pre-closing Marel Board, as selected by Marel, being appointed to the board of directors of the combined company (such directors, together with their successors, the “Marel Independents”). In addition, members of the Marel executive management have in place remuneration agreements that were negotiated prior to the launch of the Offer. Marel’s executive management’s remuneration will, as before, be determined in accordance with Marel’s remuneration policy, subject to any restrictions in the Transaction. The JBT Board and the Marel Board were aware of these interests and considered them, among other matters, in evaluating, negotiating and approving the Transaction and in recommending that JBT Stockholders approve the Share Issuance Proposal and that Marel Shareholders tender their Marel Shares in the Offer, respectively. See section 6 “The Transaction” for more information.

1.1.11

The announcement and pendency of the Transaction, during which JBT and Marel are subject to certain operating restrictions, could have an adverse effect on JBT’s and Marel’s businesses, results of operations, financial condition and cash flows.

The announcement and pendency of the Transaction could disrupt JBT’s and Marel’s businesses, and uncertainty about the effect of the Transaction may have an adverse effect on JBT and Marel. These uncertainties could cause suppliers, vendors, partners, customers and others that deal with JBT and Marel to defer entering into contracts with or making other decisions concerning JBT and Marel or seek to change or cancel existing business relationships with the companies. In addition, JBT’s and Marel’s employees may depart either before or after the completion of the Transaction because of uncertainty regarding their roles after the Transaction or because of a desire not to remain following the Transaction. If key employees of either company terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, JBT’s, Marel’s and the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully completing the Transaction or integrating JBT and Marel to hiring suitable replacements, all of which may cause JBT’s, Marel’s and the combined company’s business to suffer. In addition, JBT and Marel may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

Additionally, the attention of JBT’s and Marel’s management may be directed towards the completion of the Transaction and may be diverted from the day-to-day business operations of JBT and Marel. Matters related to the Transaction may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to JBT or Marel. The Transaction Agreement also requires JBT and Marel to refrain from taking certain specified actions while the Transaction is pending, subject to limited exceptions described in the Transaction Agreement. These restrictions may prevent Marel or JBT from pursuing otherwise attractive business opportunities or capital structure alternatives and from executing certain business strategies prior to the completion of the Transaction. Further, the Transaction may give rise to potential liabilities, including those that may result from shareholder (or other stakeholder) lawsuits relating to the Transaction or a potential post-completion reorganization. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of, JBT and Marel.

Further, certain adverse changes in the businesses of JBT and Marel may occur in the period prior to completion of the Transaction that would not result in JBT or Marel having the right to terminate the Transaction Agreement or the Offer. If adverse changes occur but JBT and Marel are still required to complete the Transaction, the market value of JBT Shares or Marel Shares may decrease.

1.1.12	Negative publicity related to the Transaction may adversely affect JBT and Marel.

From time to time, political and public sentiment in connection with the Transaction may result in a significant amount of adverse press coverage and other adverse public statements affecting JBT and Marel. Adverse press coverage and public statements, whether or not driven by political or popular sentiment, may also result in legal claims or in investigations by regulators, legislators and law enforcement officials. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, can divert the time and effort of senior management from operating their businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings could be time-consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative impact on the reputation of JBT and Marel, on the morale and performance of their employees and on their relationships with regulators, suppliers and customers. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on JBT’s and Marel’s respective business, results of operations, financial condition or cash flows.

1.1.13	The combined company’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information included in this Prospectus.

The unaudited pro forma condensed combined financial information contained in this Prospectus is presented for illustrative purposes only, incorporates certain assessments and judgments made solely by JBT and may not be indicative of what the combined company’s financial position or results of operations would have been had the Transaction been completed on the dates indicated or what the combined company’s financial position or results of operations will be in the future. The unaudited pro forma condensed combined financial information has been derived from the audited historical financial statements of JBT and Marel, subject to certain adjustments, including the preliminary conversion of certain of Marel’s financial statements to GAAP, and JBT has made certain assumptions regarding the combined company after giving effect to the Transaction and the Transaction Financing (as defined in this Prospectus). The assets and liabilities of Marel have been measured at fair value by JBT based on various preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities has required JBT to use judgment in determining the appropriate assumptions and estimates. JBT’s preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals and other potential adjustments. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma condensed combined financial information and the combined company’s financial position and results of operations.

JBT and Marel are not yet combined businesses, and there are limitations on the information available to prepare the unaudited pro forma condensed combined financial information. The assumptions made by JBT in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the completion of the Transaction and the Transaction Financing. Acquisition accounting rules require evaluation of certain assumptions, estimates or determinations of financial statement classifications which are completed during the measurement period as defined in current accounting standards. Accounting policies of the combined company and acquisition accounting rules may materially vary from those of Marel. Any changes in assumptions, estimates, or financial statement classifications may be material and may have a material adverse effect on the assets, liabilities or future earnings of the combined company. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in JBT’s share price following the completion of the Transaction. See section 17 “Unaudited Pro Forma Condensed Combined Financial Information.”

1.1.14

The unaudited forward-looking financial information considered by JBT and Marel, and provided to their respective boards of directors and financial advisors, reflects estimates made by JBT’s and Marel’s respective managements and actual results may be significantly higher or lower than estimated.

In connection with the assessment of the Transaction by JBT and Marel, the respective managements of JBT and Marel prepared certain unaudited forward-looking financial information, which was provided to their respective boards of directors and financial advisors. The unaudited forward-looking financial information, including the unaudited forward-looking information included in this Prospectus, is based on numerous variables and assumptions that are inherently uncertain. These variables and assumptions are based on available information at the time of preparation and include industry performance, competition, general business, economic, regulatory, market and financial factors, as well as estimates regarding the business, results of operations and financial condition of JBT and Marel. Such factors and other changes may cause the unaudited forward-looking financial information or the underlying assumptions to be no longer appropriate. In addition, the financial analyses provided by Goldman Sachs to the JBT Board and by J.P. Morgan and Rabobank to the Marel Board on 4 April 2024 speak only as of that date. There can be no assurance that the unaudited forward-looking financial information considered by JBT and Marel and provided to their respective boards of directors and to their respective financial advisors at the direction of JBT and Marel, as applicable, for their use and reliance for purposes of their respective opinions and related financial analyses, will be realized or that actual results will not materially vary from such financial analyses and unaudited forward-looking financial information. Additionally, since the unaudited forward-looking financial information covers multiple years, such information by its nature becomes less predictive with each successive year. As a result of these contingencies, there can be no assurance that actual results will not be significantly higher or lower than estimated, which could have a material impact on the market price of JBT Shares. The unaudited forward-looking financial information does not take into account any circumstances or events occurring after the date such information was prepared and does not give effect to the Transaction nor is it indicative of future results for the combined company.

The unaudited forward-looking financial information was not prepared with a view toward public disclosure nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the American

Institute of Certified Public Accountants for preparation and presentation of forward-looking financial information, GAAP or IFRS. The unaudited forward-looking financial information included in this Prospectus has been prepared by, and is the responsibility of, JBT and Marel management. None of PwC, KPMG or any other independent registered public accounting firm have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the unaudited forward-looking financial information contained in this Prospectus and, accordingly, PwC and KPMG do not express an opinion or any other form of assurance with respect thereto. The PwC report incorporated by reference in this Prospectus relates to JBT’s previously issued financial statements, and the KPMG report incorporated by reference in this Prospectus relates to Marel’s financial statements as of 31 December 2023 and 2022 and for the years then ended. The reports do not extend to the unaudited forward-looking financial information and should not be read to do so.

1.1.15	Each of JBT and Marel may have liabilities that are not known to the other party.

Each of JBT and Marel may have liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. JBT and Marel may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, JBT, Marel or the combined company may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in JBT, Marel or the combined company reporting losses. Even if JBT’s and Marel’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on JBT’s, Marel’s or the combined company’s financial condition and results of operations and could contribute to negative market perceptions about JBT’s, Marel’s or the combined company’s securities. Accordingly, shareholders of JBT and Marel could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by its directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the Registration Statement or the proxy statement/prospectus forming part thereof or this Prospectus or the Offer Document relating to the Transaction contained an actionable material misstatement or material omission.

1.1.16	Marel Shareholders are not entitled to appraisal or dissent rights in connection with the Transaction.

Appraisal or dissent rights are statutory rights that enable shareholders to dissent from certain extraordinary transactions, such as certain business combinations, and to demand that the company pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the applicable transaction. Under Icelandic law, Marel Shareholders will not have rights to an appraisal of the fair value of their Marel Shares in connection with the Offer. However, certain post-closing reorganization transactions, specifically the Merger and the Squeeze-Out, may trigger appraisal rights for Marel Shareholders. In the event of these transactions, Marel Shareholders would be entitled to adequate compensation or consideration as determined by independent court-appointed appraisers or a court. However, in the event that the Squeeze-Out is initiated within three months of the Offer Closing Time, the Offer Price is deemed to be a fair price for the purposes of the Squeeze-Out.

1.1.17	Failure to consummate the Transaction could negatively impact the share price and the future business and financial results of JBT and Marel.

If the Transaction is not completed, the ongoing businesses of JBT and Marel may be adversely affected and, without realizing any of the benefits of having consummated the Transaction, each of JBT and Marel will be subject to a number of risks, including, but not limited to, the following:

•

each of JBT and Marel may experience negative reactions from the financial markets, current equity and debt holders, bank relationships and other stakeholders, including negative impacts on the price of the JBT Shares and/or the Marel Shares;

•	each of JBT and Marel may experience negative reactions from their respective customers, regulators and employees;

•

the consideration, negotiation and implementation of the Transaction (including integration planning) will have required substantial commitments of time and resources by JBT and Marel management, which could otherwise have been devoted to other opportunities beneficial to JBT or Marel;

•

each of JBT and Marel could be subject to litigation related to any failure to complete the Transaction or related to any enforcement proceeding commenced against JBT or Marel to perform their respective obligations under the Transaction Agreement;

•

under certain circumstances described in the Transaction Agreement, JBT may be required to pay a reverse termination fee to Marel or reimburse Marel for certain costs and expenses incurred by Marel in connection with the Transaction;

•	under certain circumstances described in the Transaction Agreement, Marel may be required to reimburse JBT for certain costs and expenses incurred by JBT in connection with the Transaction;

•	each of JBT and Marel will be required to pay certain costs and expenses relating to the Transaction, whether the Transaction is completed or not; and

•

the Transaction Agreement places certain restrictions on the conduct of the respective businesses of each of JBT and Marel prior to completion of the Transaction that may prevent each party from taking certain specified actions or otherwise pursuing business opportunities during the pendency of the Transaction that such party would have taken or pursued if these restrictions were not in place.

If any of the foregoing risks materialize, they may materially and adversely affect JBT’s and/or Marel’s business, results of operations, financial condition, cash flows and share prices.

1.1.18	The Transaction Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with JBT or Marel.

The Transaction Agreement contains provisions that make it more difficult for JBT and Marel to be acquired by, or enter into certain combination transactions with, a third party. The Transaction Agreement contains certain provisions that restrict each of JBT’s and Marel’s ability to, among other things, initiate, solicit, propose, knowingly encourage, facilitate or induce any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to lead to, an alternative Acquisition Proposal (as defined in this Prospectus) from a third party. These provisions could discourage a potential third-party acquiror, strategic transaction partner or business combination partner that might have an interest in acquiring or combining with all or a significant portion of JBT or Marel, as applicable, or pursuing an alternative transaction from considering or proposing such a transaction. The Transaction Agreement also provides that the (i) JBT Board may not withdraw or change its recommendation that the JBT Stockholders approve the share issuance, and (ii) Marel Board may not withdraw or change its recommendation that the Marel Shareholders tender into the Offer, subject to limited exceptions. In addition, each of JBT and Marel may be required to reimburse the other party for certain expenses if the Offer is not consummated under specified circumstances.

If the Transaction Agreement is terminated and either of JBT or Marel determines to seek another business combination transaction, JBT or Marel may not be able to successfully negotiate a transaction with another party on terms comparable to, or better than, the terms of the Transaction.

1.1.19

Lawsuits may be filed against JBT, Marel, the combined company and members of their respective boards of directors that challenge the Transaction, and an adverse ruling in any such lawsuit may prevent the Transaction from becoming effective or from becoming effective within the expected timeframe and/or have an adverse impact on the combined company’s business and operations.

Transactions such as the Transaction are frequently subject to litigation or other legal proceedings, including actions alleging that the JBT Board or the Marel Board breached their respective fiduciary duties to their stockholders or shareholders, as applicable, by entering into the Transaction Agreement, by failing to obtain a greater value in the Transaction for their stockholders or shareholders, as applicable, or otherwise. For example, purported JBT Stockholders have sent two demand letters regarding the preliminary Registration Statement (the “Demand Letters”), which assert that the preliminary Registration Statement omits certain purportedly material information relating to the Transaction. Neither JBT nor Marel can provide assurance that lawsuits will not be filed on the basis of the allegations in the Demand Letters or that any other litigation or legal proceedings will not be brought. If litigation or other legal proceedings are in fact brought against JBT or Marel, or against the JBT Board or the Marel Board, they will defend against it, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense, even if successful, could have a material adverse effect on the business, results of operation or financial condition of JBT, Marel or the combined company, including through the possible diversion of such company’s resources or distraction of key personnel.

Furthermore, one of the conditions to the completion of the Transaction is the absence of an order by any governmental body that enjoins or otherwise prohibits the consummation of the Transaction. As such, if any plaintiff is successful in obtaining an injunction preventing the consummation of the Transaction, that injunction may prevent the Transaction from becoming effective or from becoming effective within the expected timeframe.

If the Transaction is completed, the combined company may be exposed to increased litigation from stockholders, customers, partners, suppliers, contractors and other third parties due to the combination of JBT’s and Marel’s businesses following the Transaction. Even if such lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and attention. Such litigation or an adverse judgment resulting in monetary damages may have an adverse impact on the combined company’s business, results of operations, financial condition and cash flows.

1.2	Risks relating to the business of the combined company after completion of the Transaction

1.2.1

The Transaction may not be as successful as anticipated, and the combined company may not achieve the intended benefits or do so within the intended timeframe and the integration costs may exceed estimates.

The Transaction involves numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the integrated businesses. Difficulties in integrating the business practices and operations of JBT and Marel may result in the combined company performing differently than expected, in operational challenges or in the delay or failure to realize anticipated benefits and synergies and could have an adverse effect on the business, results of operations, financial condition or cash flows of the combined company. Challenges that may be encountered in the integration process include, among other factors:

•

the inability to successfully integrate the businesses of JBT and Marel, operationally, technologically, culturally or otherwise, in a manner that permits the combined company to achieve the benefits and synergies anticipated from the Transaction;

•	complexities, including demands on management, associated with managing a larger, more complex, integrated business, including aligning and executing the strategy of the combined company;

•	attempts by third parties to terminate or alter their contracts with the combined company, including as a result of change of control provisions;

•	the inability to retain key employees and otherwise integrate personnel from the two companies and to address differences in corporate cultures and management philosophies;

•	potential unknown liabilities and unforeseen expenses associated with the Transaction;

•

regulatory authorities imposing requirements, limitations or costs on, or requiring divestitures or placing restrictions on the conduct of, the business of the combined company before the Transaction can proceed or after the completion of the Transaction;

•	difficulty in integrating relationships with customers, vendors and business partners;

•

complexities associated with: (i) integrating the offerings and services available to customers and coordinating distribution and marketing efforts in geographically separate organizations; (ii) coordinating corporate and administrative infrastructures and aligning corporate insurance coverage; (iii) coordinating accounting, information technology (“IT”), communications, administration and other systems; (iv) coordinating the compliance program and creating uniform standards, controls, procedures and policies; (v) the implementation, impact and outcome of potential post-combination reorganization transactions, which may be delayed or not take effect as a result of litigation or otherwise; (vi) managing tax costs or inefficiencies associated with integrating the operations of the combined company; and (vii) identifying and eliminating redundant and underperforming functions and assets;

•	performance shortfalls as a result of the diversion of managements’ and employees’ attention caused by integrating JBT’s and Marel’s operations into the combined company;

•	the disruption of, or the loss of momentum in, each company’s ongoing business;

•	difficulty or inability to comply with the covenants of the debt of the combined company; and

•

the increased indebtedness of the combined company as a result of the Transaction, the repayment of which could impact the combined company’s business, results of operations, financial condition or cash flows.

Additionally, the success of the Transaction will depend, in part, on the combined company’s ability to realize the anticipated benefits and synergies from combining JBT’s and Marel’s businesses. Although JBT expects the combined company to generate annual run-rate cost synergies of more than $125 million within three years of the completion of the Transaction, the combined company’s ability to realize such anticipated synergies may be affected by a number of factors, including, but not limited to: the use of more cash or other financial resources on integration and implementation activities than anticipated; unanticipated increases in expenses unrelated to the Transaction, which may offset the expected cost savings and other synergies from the Transaction. The anticipated benefits and synergies of the Transaction may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that neither JBT nor Marel currently foresee. In addition, the anticipated benefits and synergies of the Transaction as well as the related integration costs are based on a number of estimates and assumptions that are inherently uncertain and subject to risks that could cause the actual results to differ materially from those contained in such anticipated benefits and synergies.

If the combined company fails to realize the anticipated synergies or other benefits or recognize further synergies or benefits, or the estimated integration costs of the Transaction are exceeded, the business rationale of the Transaction might not be realized and the value of the stockholders’ investment into the combined company could decrease.

1.2.2

The indebtedness of the combined company following the consummation of the Transaction is expected to be substantially greater than the current indebtedness of JBT or Marel on a standalone basis and greater than JBT and Marel’s combined indebtedness prior to the Transaction. This increased level of indebtedness could adversely affect the combined company’s operational flexibility and increase its borrowing costs.

The indebtedness of JBT and Marel was approximately $652.5 million and approximately EUR 800.9 million, respectively, as of 31 March 2024. In the Offer, Marel Shareholders may elect to receive cash, JBT Offer Shares or a mix of cash and JBT Offer Shares as consideration for the Marel Shares, subject to the proration provisions, as applicable, described in this Prospectus. It is expected that any cash consideration due to Marel Shareholders will be significant. JBT expects to incur significant debt to finance such cash consideration. In connection with the signing of the Transaction Agreement, JBT entered into the EUR 1.9 billion Bridge Credit Agreement to finance the Transaction. On 17 May 2024, JBT, the Offeror, the subsidiary guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, entered into that certain Second Amendment to the Credit Agreement which, among other things, amends certain of the negative and financial covenants in the Credit Agreement and expressly permits the Transaction (the “Second Amendment,” and, the Existing JBT Revolving Credit Facility as amended, the “JBT Revolving Credit Facility”). JBT currently plans to incur approximately EUR 1.5 billion of new indebtedness in connection with the Transaction through borrowings under its existing and new credit facilities and/or the issuance of debt securities. For additional information, see section 17 “Unaudited Pro Forma Condensed Combined Financial Information — John Bean Technologies Corporation Unaudited Pro Forma Condensed Combined Balance Sheet as of 31 March 2024.”

This level of indebtedness will:

•

require the combined company to dedicate a greater percentage (compared with either JBT or Marel on a stand-alone basis) of its cash flow from operations to payments on its debt, thereby reducing the availability of cash flow to fund capital expenditures, pursue other acquisitions or investments in new technologies, make stock repurchases, pay dividends and for general corporate purposes;

•

increase the combined company’s vulnerability to general adverse economic conditions, including increases in interest rates if the borrowings bear interest at variable rates or if such indebtedness is refinanced at a time when interest rates are higher;

•	limit the combined company’s flexibility in planning for, or reacting to, changes in or challenges relating to its business and industry; and

•

expose the combined company to interest rate risk since certain of the combined company’s debt obligations are or may be at variable rates, and the interest rates on such debt could increase to the extent prevailing interest rates increase.

1.2.3

The combined company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined company, either of which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with JBT or Marel in anticipation of or as a result of the Transaction.

As a result of the Transaction, the combined company may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Transaction whether contractual rights are triggered because of the Transaction or not. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Transaction. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the combined company, then the combined company’s business and results of operations may be harmed. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

JBT and Marel also have contracts with vendors, landlords, licensors and other business partners which may require JBT and Marel, as applicable, to obtain consent from these other parties in connection with the Transaction. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs or lose rights that may be material to the business of the combined company. In addition, third parties with whom JBT or Marel currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Transaction. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Transaction. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Transaction or by a termination of the Transaction Agreement.

1.2.4	JBT and Marel will incur significant transaction fees and costs in connection with the Transaction.

JBT and Marel have incurred, and expect to continue to incur, significant banking, legal, accounting and other transaction fees and costs related to the Transaction. In addition, the combined company expects to incur significant non-recurring implementation and restructuring costs associated with combining the operations of the two companies. Any cost savings or other efficiencies related to the integration of the businesses that could offset these Transaction- and combination-related costs may not be achieved in the near term, or at all. In addition, the timeline in which cost savings are expected to be realized is lengthy and may not be achieved. Failure to realize these potential synergies and cost reductions and other efficiencies in a timely manner or at all could have a material adverse effect on the combined company’s business, results of operations, financial condition and cash flows.

1.2.5

Marel currently is not subject to the internal controls and other compliance obligations of the U.S. securities laws, and the combined company may not be able to timely and effectively implement controls and procedures over Marel’s operations as required under the U.S. securities laws.

Marel currently is not subject to the information and reporting requirements of the Exchange Act, the Sarbanes-Oxley Act or other U.S. federal securities laws, including the compliance obligations relating to, among other things, the maintenance of a system of internal controls as contemplated by the Exchange Act and the Sarbanes-Oxley Act. Following the completion of the Transaction, the combined company will need to timely and effectively implement controls and procedures over Marel’s operations necessary to satisfy those requirements. The combined company intends to take appropriate measures to establish or implement internal controls at Marel aimed at successfully fulfilling these requirements. However, it is possible that the combined company may experience delays in implementing or be unable to implement the required internal financial reporting controls and procedures, which could result in increased costs, enforcement actions, the assessment of penalties and civil suits, failure to meet reporting obligations and other material and adverse events that could have a negative effect on the operations of the combined company and the market price of JBT Shares.

Further, the combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

1.2.6

The Transaction may cause Marel to be subject to U.S. economic sanctions laws that have not previously applied to Marel, which may adversely affect the combined company’s business and results of operations.

U.S. persons are prohibited or restricted from engaging in certain business dealings with sanctioned countries and restricted parties pursuant to economic sanctions that are administered and enforced by various regulatory bodies, including the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State. Because Marel is an Icelandic company, its business and operations may not have historically been subject to such laws and regulations. The completion of the Transaction may subject Marel’s business to heretofore inapplicable restrictions under these U.S. laws. It is presently contemplated that if any such regulatory approvals concerning Marel’s business are required, those approvals or actions will be sought. No assurances can be provided as to whether all required approvals and consents will be obtained. Moreover, as a condition to their approval of the Transaction, such agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the business.

The completion of the Transaction may also subject Marel’s business to U.S. foreign investment or economic sanctions laws that may restrict the combined company’s business after the closing of the Offer. If JBT and Marel agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Transaction, these requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the Transaction or reduce the anticipated benefits of the Transaction. This could have a material adverse effect on the combined company’s business and results of operations.

1.3	Risks Relating to Tax Matters

1.3.1	Changes in tax laws and policy could adversely impact the combined company’s financial position or results of operations.

JBT and Marel are subject to the tax rules and regulations in the United States, Iceland and other countries in which JBT and Marel and their affiliates operate. Such tax rules and regulations are subject to change on a prospective or retroactive basis, and any such change could adversely affect JBT, Marel and/or their affiliates.

The U.S. Congress, the Organization for Economic Co-operation and Development and other supranational institutions and government agencies in jurisdictions where JBT, Marel and their affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One area of focus has been “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. In addition, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions with respect thereto, and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes (or any other changes to U.S. tax law) being enacted or implemented is unclear. Any such changes, among other possible changes in applicable tax rules and regulations, could significantly affect the treatment of the Transaction and following the Transaction, the business, results of operations, financial condition and cash flows of the combined company.

1.3.2	The tax rate that will apply to the combined company is uncertain and may vary from expectations.

There can be no assurance that the Transaction will improve the combined company’s ability to maintain any particular worldwide effective corporate tax rate. JBT cannot give any assurance as to what the combined company’s effective tax rate will be after the completion of the Transaction because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which the combined company and its affiliates will operate. The combined company’s actual effective tax rate may vary from JBT’s expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse impact on the combined company and its affiliates.

1.3.3	The exchange of Marel Shares for JBT Offer Shares and/or cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.

The exchange of Marel Shares for JBT Offer Shares and/or cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. Very generally, a U.S. Holder (as defined in this Prospectus) who receives cash and/or JBT Offer Shares in exchange for Marel Shares pursuant to the Offer will (subject to potential exceptions) recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Marel Shares. Very generally, a non-U.S. Holder (as defined in this Prospectus) will not be subject to United States federal income tax on gain that the non-U.S. Holder realizes on the exchange of its Marel Shares pursuant to the Offer, unless the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States or the non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met. For further discussion of certain United States federal income tax consequences of the Offer, refer to section 30 “Taxation.” Tax matters are very complicated, and the tax consequences of the Offer to a particular holder will depend in part on such holder’s circumstances. Accordingly, Marel Shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of United States federal, state, local and foreign income and other tax laws.

1.3.4	A merger process following the completion of the Offer could lead to significant Icelandic corporate income tax liabilities for Marel.

Following the completion of the Offer, the Offeror may acquire any remaining outstanding Marel Shares, which were not acquired in the Offer, by way of a merger process. Depending on the form of the merger, Marel could be treated for Icelandic corporate income tax purposes as if it sold all of its assets for their then fair market value in a fully taxable transaction. In such a case, Marel may incur a significant amount of Icelandic corporate income tax liabilities, depending on several unknown factors, including the extent to which the gross asset value of Marel is attributable to its shares in its subsidiaries, the Marel tradename and/or other assets and the amount of tax losses available for Marel to offset against its corporate tax liabilities.

1.4	Risks relating to JBT

1.4.1	Business and operational risks

1.4.1.1	JBT’s financial results are subject to fluctuations caused by many factors that could result in JBT failing to achieve anticipated financial results and cause a drop in JBT’s stock price.

JBT’s quarterly and annual financial results have varied in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond JBT’s control. In particular, the contractual terms and the number and size of orders in the capital goods industries in which JBT competes varies significantly over time. The timing of JBT’s sales cycle from receipt of orders to shipment of the products or provision of services can significantly impact JBT’s sales and income in any given fiscal period. These and any one or more of the factors listed below, among other things, could cause JBT not to achieve its revenue or profitability expectations in any given period and the resulting failure to meet such expectations could cause a drop in JBT’s stock price:

•	volatility in demand for JBT’s products and services, including volatility in growth rates in the food processing industry;

•	downturns in JBT’s customers’ businesses resulting from deteriorating domestic and international economies where its customers conduct substantial business;

•	increases in commodity prices resulting in increased manufacturing costs, such as petroleum-based products, metals or other raw materials JBT uses in significant quantities;

•	supply chain delays and interruptions;

•	effects of tight labor market on JBT’s labor costs resulting from higher labor turnover, shortage of skilled labor, and higher labor absenteeism;

•	changes in pricing policies resulting from competitive pressures, including aggressive price discounting by JBT’s competitors and other market factors;

•	JBT’s ability to develop and introduce on a timely basis new or enhanced versions of its products and services;

•	unexpected needs for capital expenditures or other unanticipated expenses;

•	changes in the mix of revenue attributable to domestic and international sales;

•	changes in the mix of products and services that JBT sells;

•	changes in foreign currency rates;

•	seasonal fluctuations in buying patterns;

•	future acquisitions and divestitures of technologies, products, and businesses;

•	changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments; and

•	cyber-attacks and other information technology (“IT”) threats that could disable JBT’s IT infrastructure and create a meaningful inability to operate its business.

1.4.1.2	The cumulative loss of several significant contracts may negatively affect JBT’s business, financial condition, results of operations, and cash flows.

JBT often enters into large, project-oriented contracts, or long-term equipment leases and service agreements. These agreements may be terminated or breached, or JBT’s customers may fail to renew these agreements. If JBT was to lose several significant agreements and if it was to fail to develop alternative business opportunities, then JBT could experience a material adverse effect on its business, financial condition, results of operations and cash flows.

1.4.1.3	The loss of key personnel or any inability to attract and retain additional personnel could affect JBT’s ability to successfully grow its business.

JBT’s performance is substantially dependent on the continued services and performance of its senior management and other key personnel. JBT’s performance also depends on its ability to retain and motivate its officers and key employees. The loss of the services of any executive officers or other key employees for any reason could harm its business. Transitions in JBT’s senior executive management roles could adversely impact its strategic planning, specifically resulting in unexpected changes, or delays in the planning and execution of such plans and can cause a diversion of management time and attention.

1.4.1.4	JBT may lose money or not achieve its expected profitability on fixed-price contracts.

As is customary for several of the business areas in which JBT operates, it may provide products and services under fixed-price contracts. Under such contracts, JBT is typically responsible for cost overruns. JBT’s actual costs and any gross profit realized on these fixed-price contracts may vary from its estimates on which the pricing for such contracts was based. There are inherent risks and uncertainties in the estimation process, including those arising from unforeseen technical and logistical challenges or longer than expected lead times for sourcing raw materials and assemblies. A fixed-price contract may significantly limit or prohibit JBT’s ability to mitigate the impact of unanticipated increases in raw material prices (including the price of steel and other significant raw materials) by passing on such price increases. Depending on the volume of JBT’s work performed under fixed-price contracts at any one time, differences in actual versus estimated performance could have a material adverse impact on JBT’s business, financial condition, results of operations, and cash flows.

JBT attempts to offset these cost increases through increases in pricing and efforts to lower costs through manufacturing efficiencies and cost reductions. However, the impact of such increased costs may not be fully mitigated.

1.4.1.5

Infrastructure failures or catastrophic loss at any of JBT’s facilities, including damage or disruption to its information systems and information database, could lead to production and service curtailments or shutdowns and negatively affect its business, financial condition, results of operations and cash flows.

JBT manufactures its products at facilities in the United States, Belgium, Sweden, Brazil, Italy, Spain, United Kingdom, the Netherlands, Germany and South Africa. An interruption in production or service capabilities at any of its facilities as a result of equipment failure or any other reasons could result in JBT’s inability to manufacture its products. In the event of a stoppage in production at any of JBT’s facilities, even if only temporary, or if JBT experiences delays as a result of events that are beyond its control, delivery times to its customers could be severely affected. Any significant delay in deliveries to JBT’s customers could lead to cancellations.

JBT’s operations are also dependent on its ability to protect its facilities, computer equipment and the information stored in its databases from damage by, among other things, earthquake, fire, natural disaster, explosions, power loss, telecommunications failures, hurricane and other catastrophic events. For instance, a part of JBT’s operations is based in an area of California that has experienced earthquakes and wildfires and other natural disasters, while another part of its operations is based in an area of Florida that has experienced hurricanes and other natural disasters.

Despite JBT’s best efforts at planning for such contingencies, catastrophic events of this nature may still result in delays in deliveries, catastrophic loss, system failures and other interruptions in JBT’s operations, which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

In addition, it is periodically necessary to replace, upgrade, or modify JBT’s internal information systems. For example, JBT is currently in the process of implementing common enterprise resource planning systems across the majority of its businesses. If JTB is unable to do this in a timely and cost-effective manner, especially in light of demands on its information technology resources, its ability to capture and process financial transactions and therefore its business, financial condition, results of operations and cash flows may be materially adversely impacted.

1.4.1.6

JBT is subject to cyber-security risks arising out of breaches of security relating to sensitive company, customer, and employee information and to the technology that manages its operations and other business processes.

JBT’s business operations rely upon secure IT systems for data capture, processing, storage and reporting. Notwithstanding careful security and controls design, JBT’s IT systems, and those of its third-party providers, could become subject to cyber-attacks. Network, system, application, and data breaches could result in operational disruptions or information misappropriation, including, but not limited to, inability to utilize JBT’s systems, and denial of access to and misuse of applications required by its clients to conduct business with JBT. Phishing and other forms of electronic fraud may also subject JBT to risks associated with improper access to financial assets, customer information and diversion of payments. Theft of intellectual property or trade secrets and inappropriate disclosure of confidential information could stem from such incidents. Any such operational disruption and/or misappropriation of information could result in lost sales, negative publicity or business delays and could have a material adverse effect on JBT’s business. In addition, requirements under the privacy laws of the jurisdictions in which JBT operates, such as the EU General Data Protection Regulation and California Consumer Privacy Act, impose significant costs that are likely to increase over time.

1.4.1.7	JBT’s results of operations can be adversely affected by labor shortages, turnover and labor cost increases.

JBT has from time-to-time experienced labor shortages and other labor-related issues. A number of factors may adversely affect the labor force available to JBT in one or more of its markets, including high employment levels, federal unemployment subsidies and other government regulations, which include laws and regulations related to workers’ health and safety, wage and hour practices and immigration. These factors can also impact the cost of labor. Increased turnover rates within JBT’s employee base can lead to decreased efficiency and increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees. An overall labor shortage or lack of skilled labor, increased turnover, higher rates of absenteeism or labor inflation could have a material adverse effect on JBT’s results of operations.

1.4.2	Industry risks

1.4.2.1	Deterioration of economic conditions could adversely impact JBT’s business.

JBT’s business may be adversely affected by changes in current or future national or global economic conditions, including lower growth rates or recession, high unemployment, rising interest rates, limited availability of capital, decreases in consumer spending rates, the availability and cost of energy, tightening of government monetary policies to contain inflation and the effect of government deficit reduction, sequestration and other austerity measures impacting the markets JBT serves. Any such changes could adversely affect the demand for JBT’s products or the cost and availability of its required raw materials, which can have a material adverse effect on JBT’s financial results. Adverse national and global economic conditions could, among other things:

•	make it more difficult or costly for JBT to obtain necessary financing for its operations, investments and acquisitions, or to refinance its debt;

•	cause JBT’s lenders or other financial instrument counterparties to be unable to honor their commitments or otherwise default under its financing arrangements;

•	impair the financial condition of some of JBT’s customers, thereby hindering JBT’s customers’ ability to obtain financing to purchase its products and/or increasing customer bad debts;

•	cause customers to forgo or postpone new purchases in favor of repairing existing equipment and machinery, and delay or reduce preventative maintenance, thereby reducing JBT’s revenue and/or profits;

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negatively impact JBT’s customers’ ability to raise pricing to counteract increased fuel, labor, and other costs, making it less likely that they will expend the same capital and other resources on JBT’s equipment as they have in the past;

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impair the financial condition of some of JBT’s suppliers thereby potentially increasing both the likelihood of JBT having to renegotiate supply terms on terms that may not be as favorable to JBT and the risk of non-performance by suppliers;

•	negatively impact global demand for technologically sophisticated food production equipment, which could result in a reduction of sales, operating income, and cash flows;

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negatively affect the rates of expansion, consolidation, renovation, and equipment replacement within the food processing industry, which may adversely affect the results of operations of JBT’s business; and

•	impair the financial viability of JBT’s insurers.

1.4.2.2

Freezes, hurricanes, droughts, other natural disasters, adverse weather conditions, outbreak of animal borne diseases (H5N1, BSE, or other virus strains affecting poultry or livestock), citrus tree diseases, or food borne illnesses or other food safety or quality concerns may negatively affect JBT’s business, financial condition, results of operations and cash flows.

An outbreak or pandemic stemming from H5N1 (avian flu), BSE (mad cow disease), African swine fever (pork) or any other animal related disease strains could reduce the availability of poultry or beef that is processed for the restaurant, food service, wholesale or retail consumer. Any limitation on the availability of such raw materials could discourage food producers from making additional capital investments in processing equipment, aftermarket products, parts, and services that JBT provides. Such a decrease in demand for JBT’s products could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The success of JBT’s business that serves the citrus food processing industry is directly related to the viability and health of citrus crops. The citrus industries in Florida, Brazil and other countries are facing increased pressure on their harvest productivity and citrus bearing acreage due to citrus canker and greening diseases. These citrus tree diseases are often incurable once a tree has been infested and the end result can be the destruction of the tree. Reduced amounts of available fruit for the processed or fresh food markets could materially adversely affect JBT’s business, financial condition, results of operations and cash flows.

In the event an E. coli or other food borne illness causes a recall of meat or produce, the companies supplying those fresh, further processed or packaged forms of those products could be severely adversely affected. Any negative impact on the financial viability of JBT’s fresh or processed food provider customers could adversely affect its immediate and recurring revenue base. JBT also faces the risk of direct exposure to liabilities associated with product recalls to the extent that its products are determined to have caused an issue leading to a recall.

In the event a natural disaster negatively affects growers or farm production, the food processing industry may not have the fresh food raw materials necessary to meet consumer demand. Crops or entire groves or fields can be severely damaged by a drought, flood, freeze, or hurricane, wildfires or adverse weather conditions, including the effects of climate change. An extended drought or freeze or a high category hurricane could permanently damage or destroy a tree crop area. If orchards have to be replanted, trees may not produce viable product for several years. Since JBT’s recurring revenue is dependent on growers’ and farmers’ ability to provide high quality crops to certain of its customers, its business, financial condition, results of operations, and cash flows could be materially adversely impacted in the event of a freeze, hurricane, drought, or other natural disaster.

1.4.2.3	Variability in the length of JBT’s sales cycles makes accurate estimation of its revenue in any single period difficult and can result in significant fluctuation in quarterly operating results.

The length of JBT’s sales cycle varies depending on a number of factors over which it may have little or no control, including the size and complexity of a potential transaction, the level of competition that it encounters during its selling process, and its current and potential customers’ internal budgeting and approval processes. Many of JBT’s sales are subject to an extended sales cycle. As a result, JBT may expend significant effort and resources over long periods of time in an attempt to obtain an order, but ultimately not obtain the order, or obtain an order that is smaller than it anticipated.

Revenue generated by any one of JBT’s customers may vary from quarter to quarter, and a customer who places a large order in one quarter may generate significantly lower revenue in subsequent quarters. Due to the length and uncertainty of JBT’s sales cycle, and the variability of orders from period to period, JBT believes that quarter-to-quarter comparisons of its revenue and operating results may not be an accurate indicator of its future performance.

1.4.2.4

JBT’s inability to secure raw material supply, component parts, sub-assemblies, finished good assemblies, installation labor, and/or logistics capacity in a timely and cost-effective manner from suppliers would adversely affect its ability to manufacture, install and/or distribute products to customers.

JBT purchases raw materials, component parts, sub-assemblies and/or finished good assemblies for use in manufacturing, installation, service and/or distribution of its products to customers. Logistics availability and other external factors impacting JBT’s inbound and outbound transportation, raw material supply, component parts, sub-assemblies and/or finished goods it procures could result in manufacturing, installation and/or outbound transportation delays, inefficiencies or its inability to distribute products if JBT cannot timely and efficiently manufacture them. In addition, JBT’s gross margins could be adversely impacted if raw materials, component parts, sub-assemblies, finished goods, installation services and/or logistics provider’s higher costs cannot be offset with timely pricing increases to customers.

The disruptions to the global economy as a result of the war in Ukraine and other subsequent geopolitical events continue to impede global supply chains, resulting in longer lead times and increased raw material costs. JBT has taken steps to minimize the impact of these increased costs by working closely with its suppliers and customers. Despite the actions JBT has taken to minimize the impacts of supply chain disruptions, there can be no assurances that unforeseen future events in the global supply chain and inflationary pressures will not have a material adverse effect on JBT’s business, financial condition and results of operations.

1.4.2.5	Changes in food consumption patterns due to dietary trends or economic conditions may adversely affect JBT’s business, financial condition, results of operations and cash flows.

Dietary trends can create demand for protein food products but negatively impact demand for high-carbohydrate foods, or create demand for easy to prepare, transportable meals but negatively impact traditional canned food products. Because different food types and food packaging can quickly go in and out of style as a function of dietary, health, convenience or sustainability trends, food processors can be challenged in accurately forecasting their needed manufacturing capacity and the related investment in equipment and services. Rising food and other input costs, and recessionary fears may negatively impact JBT’s customers’ ability to forecast consumer demand for protein products or processed food products and as a result negatively impact its customers’ demand for its goods and services. A demand shift away from protein products or processed foods could have a material adverse effect on JBT’s business, financial condition, results of operations and cash flows.

1.4.2.6

An increase in energy or raw material prices may reduce the profitability of JBT’s customers, which ultimately could negatively affect its business, financial condition, results of operations and cash flows.

Energy prices are volatile globally, but are especially high in Europe, as a result of the war in the Ukraine. High energy prices have a negative trickledown effect on JBT’s customers’ business operations by reducing their profitability because of increased operating costs. JBT’s customers require large amounts of energy to run their businesses and higher energy prices also increase food processors’ operating costs through increased energy and utility costs to run their plants, higher priced chemical and petroleum based raw materials used in food processing, and higher fuel costs to run their logistics and service fleet vehicles.

Food processors are also affected by the cost and availability of raw materials such as feed grains, livestock, produce, and dairy products. Increases in the cost and limitations in the availability of such raw materials can negatively affect the profitability of food processors’ operations.

Any reduction in JBT’s customers’ profitability due to higher energy or raw material costs or otherwise may reduce their future expenditures for the food processing equipment that JBT provides. This reduction may have a material adverse effect on JBT’s business, financial condition, results of operations, and cash flows.

1.4.2.7	Customer sourcing initiatives may adversely affect JBT’s new equipment and aftermarket businesses.

Many multi-national companies, including JBT’s customers and prospective customers, have undertaken supply chain integration initiatives to provide a sustainable competitive advantage against their competitors. Under continued price pressure from consumers, wholesalers and retailers, JBT’s manufacturer customers are focused on controlling and reducing cost, enhancing their sourcing processes and improving their profitability.

A key value proposition of JBT’s equipment and services is low total cost of ownership. If JBT’s customers implement sourcing initiatives that focus solely on immediate cost savings and not on total cost of ownership, JBT’s new equipment and aftermarket sales could be adversely affected.

1.4.2.8	JBT’s business could suffer in the event of a work stoppage by its unionized or non-union labor force.

Outside the United States, JBT enters into employment contracts and agreements in certain countries in which national employee work councils are mandatory or customary, such as in Belgium, Sweden, Spain, Italy, the Netherlands, Germany and China.

Any future strikes, employee slowdowns, or similar actions by one or more work councils, in connection with labor contract negotiations or otherwise, could have a material adverse effect on JBT’s ability to operate its business.

1.4.3	Legal and regulatory risks

1.4.3.1

Disruptions in the political, regulatory, economic and social conditions of the countries in which JBT conducts business could negatively affect its business, financial condition, and results of operations.

JBT operates manufacturing facilities in many countries other than the United States, the largest of which are located in Belgium, Sweden, Brazil, Italy, Spain, United Kingdom, the Netherlands, Germany and South Africa. JBT’s international sales accounted for 43% of its 2023 revenue. Multiple factors relating to JBT’s international operations and to those particular countries in which it operates or seeks to expand its operations could have an adverse effect on JBT’s financial condition or results of operations. These factors include, among others:

•	economic downturns, inflationary and recessionary markets, including in capital and equity markets;

•	civil unrest, political instability, terrorist attacks and wars;

•	nationalization, expropriation or seizure of assets;

•	potentially unfavorable tax law changes;

•	inability to repatriate income or capital;

•	foreign ownership restrictions;

•	export regulations that could erode profit margins or restrict exports, including import or export licensing regulations;

•	trade restrictions, tariffs, and other trade protection measures or price controls;

•	restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

•	compliance with the U.S. Foreign Corrupt Practices Act and other similar laws;

•	burden and cost of complying with different national and local laws, treaties and technical standards and changes in those regulations;

•	transportation delays and interruptions; and

•	reductions in the availability of qualified personnel.

1.4.3.2

Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may increase JBT’s costs or limit the amount of raw materials and products that it can import, or may otherwise adversely impact its business.

The U.S. government imposes the import duties or other restrictions on products or raw materials sourced from countries that it perceives as engaging in unfair trade practices. For instance, since 2018, the U.S. government has imposed tariffs on steel and aluminum imports and on specified imports from China. In response to these tariffs, several major U.S. trading partners have imposed, or announced their intention to impose, tariffs on U.S. goods. JBT imports raw materials from China and other such countries subject to these tariffs. Any such duties or restrictions could have a material adverse effect on JBT’s business, results of operations or financial condition.

Moreover, these tariffs, or other changes in U.S. trade policy, could trigger retaliatory actions by affected countries. A “trade war” of this nature or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact demand for JBT’s products, its costs, customers, suppliers and/or the U.S. economy or certain sectors thereof and, thus, to adversely impact JBT’s businesses.

1.4.3.3

JBT’s operations and industries are subject to a variety of U.S. and international laws, which can change. JBT therefore faces uncertainties with regard to lawsuits, regulations, and other related matters.

In the normal course of business, JBT is subject to proceedings, lawsuits, claims, and other matters, including those that relate to the environment, health and safety, employee benefits, import and export compliance, intellectual property, product liability, tax matters, securities regulation and regulatory compliance. For example, JBT is subject to changes in foreign laws and regulations that may encourage or require hiring local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular non-U.S. jurisdiction. In addition, environmental laws and regulations affect the systems and services JBT designs, markets and sells, as well as the facilities where JBT manufactures its systems. JBT is required to invest financial and managerial resources to comply with environmental laws and regulations and anticipates that it will continue to be required to do so in the future.

1.4.3.4	JBT could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act of 2010 (the “U.K. Bribery Act”), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. JBT’s policies mandate compliance with these anti-bribery laws. JBT operates in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite JBT’s training and compliance programs, there is no assurance that its internal control policies and procedures will protect JBT from acts committed by its employees or agents. If JBT is found to be liable for FCPA, U.K. Bribery Act or other similar violations (either due to its own acts, or due to the acts of others), JBT could suffer from civil and criminal penalties or other sanctions, which could have a material adverse impact on its business, financial condition, and results of operations.

1.4.3.5	Unfavorable tax law changes and tax authority rulings may adversely affect results.

JBT is subject to income taxes in the United States and various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. JBT’s effective tax rate could be adversely affected by changes in the geographic mix of earnings. Additionally, changes in tax laws where JBT has significant operations, including rate changes or corporate tax provisions that disallow or tax perceived base erosion or profit shifting payments or subject JBT to new types of tax, could materially affect its effective tax rate and its deferred tax assets (“DTAs”) and liabilities.

Although JBT believes its tax estimates are reasonable, JBT is subject to audit by tax authorities and the final determination of audits could be materially different from JBT’s historical tax provisions and accruals.

1.4.3.6	Climate change and climate change legislation or regulations may adversely affect JBT’s business, financial condition, results of operations, and cash flows.

Increasing attention to climate change, increasing societal expectations on companies to address climate change and changes in consumer preferences may result in increased costs, reduced demand for JBT’s products and the products of its customers, reduced profits, risks associated with new regulatory requirements, risks to its reputation and the potential for increased litigation and governmental investigations. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to increased transparency and standardization of reporting related to factors that may be contributing to climate change, regulating greenhouse gas emissions and energy policies. If such legislation or regulations are enacted, JBT could incur increased energy, environmental and other costs and it may need to make capital expenditures to comply with these legislative and regulatory requirements. Failure to comply with these regulations could result in monetary penalties and could adversely affect its business, financial condition, results of operations and cash flows. JBT could also face increased costs related to defending and resolving legal claims related to climate change and the alleged impact of its operations on climate change.

Further, customer, investor, and employee expectations relating to environmental, social and governance (“ESG”) have been rapidly evolving. Enhanced stakeholder focus on ESG issues related to JBT’s industry requires continuous monitoring of various and evolving standards and expectations and the associated reporting requirements. A failure to adequately meet stakeholder expectations may result in the loss of business, diluted market valuation, and an inability to attract and retain customers and employees.

From time to time, in alignment with JBT’s sustainability priorities, it may establish and publicly announce climate-related goals. If JBT fails to achieve or improperly report on its progress toward achieving its sustainability goals and commitments, the resulting negative publicity could adversely affect JBT’s reputation and its access to capital.

1.4.3.7	Environmental protection initiatives may negatively impact the profitability of JBT’s business.

Future environmental regulatory developments in the United States and abroad concerning environmental issues, such as climate change, could adversely affect JBT’s operations and increase operating costs and, through their impact on its customers, reduce demand for its products and services. Actions may be taken in the future by the U.S. government, state governments within the United States, foreign governments, or by signatory countries through a new global climate change treaty to regulate the emission of greenhouse gases. Pressures to reduce the footprint of carbon emissions may significantly impact the manufacturing sector. Manufacturing plants are seeking means to reduce their heat-trapping emissions and minimize their energy and water usage. The precise nature of any such future environmental regulatory requirements and their applicability to JBT and its customers is difficult to predict, but the impact to JBT and the industries that it serves would likely be adverse and could be significant, including the potential for increased fuel costs, carbon taxes or fees, a requirement to purchase carbon credits, and increased cost related to emission controls, energy use reduction, and to develop alternative technologies with lower emissions.

1.4.4	Business strategy risks

1.4.4.1	JBT faces risks associated with current and future acquisitions.

To achieve JBT’s strategic objectives, it has pursued and expects to continue to pursue expansion opportunities such as acquiring other businesses or assets. Expanding through acquisitions involves risks such as:

•	the incurrence of additional debt to finance the acquisition or expansion;

•	additional liabilities (whether known or unknown), including, among others, product, environmental or pension liabilities of the acquired business or assets;

•	risks and costs associated with integrating the acquired business or new operating facility into JBT’s operations;

•	a failure to retain and assimilate key employees of the acquired business or assets;

•	unanticipated demands on JBT’s management, operational resources and financial and internal control systems;

•	unanticipated regulatory risks;

•	the risk of being denied the necessary licenses, permits and approvals from state, local and foreign governments, and the costs and time associated with obtaining such licenses, permits and approvals;

•	risks that JBT does not achieve anticipated operating efficiencies, synergies and economies of scale;

•	risks in retaining the existing customers and contracts of the acquired business or assets; and

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risk that unforeseen issues with an acquisition may adversely affect the anticipated results of the business or value of the intangible assets and trigger an evaluation of the recoverability of the recorded goodwill and intangible assets for such business.

If JBT is unable to effectively integrate acquired businesses or newly formed operations, or if such acquired businesses underperform relative to its expectations, this may have a material adverse effect on JBT’s business, financial position, and results of operations.

1.4.4.2	JBT has invested substantial resources in certain markets and strategic initiatives where it expects growth, and JBT’s business may suffer if it is unable to achieve the growth it expects.

As part of JBT’s strategy to grow, it is expanding its operations in certain emerging or developing markets, and accordingly has made and expects to continue to make investments to support anticipated growth in those regions. JBT has also made substantial investments in its digital solution, OmniBluTM, to support potential growth in parts and service revenue as well as the new revenue source of digital software subscriptions. JBT may fail to realize expected rates of return on its existing investments or incur losses on such investments, and JBT may be unable to redeploy capital to take advantage of other markets, business lines or other potential areas of growth. JBT’s results will also suffer if these developing markets, business lines or capabilities do not grow as quickly as it anticipates.

1.4.4.3	JBT’s restructuring initiatives may not achieve the expected cost reductions or other anticipated benefits.

JBT regularly evaluates its existing operations, service capacity, and business efficiencies to determine if a realignment or restructuring could improve its results of operations or achieve some other business goal. JBT’s realignment and restructuring initiatives are designed to result in more efficient and increasingly profitable operations. Its ability to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond JBT’s control. Failure to achieve the expected cost reductions related to these restructuring initiatives could have a material adverse effect on JBT’s business and results of operations.

1.4.4.4

The industries in which JBT operates exposes JBT to potential liabilities arising out of the installation or use of its systems that could negatively affect its business, financial condition, results of operations and cash flows.

JBT’s equipment, systems and services create potential exposure for JBT for personal injury, wrongful death, product liability, commercial claims, product recalls, business interruption, production loss, property damage, pollution and other environmental damages. In the event that a customer who purchases JBT’s equipment becomes subject to claims relating to food borne illnesses or other food safety or quality issues relating to food processed through the use of its equipment, JBT could be exposed to significant claims from its customers. Although JBT has obtained business and related risk insurance, JBT cannot assure you that its insurance will be adequate to cover all potential liabilities. Further, JBT cannot assure you that insurance will generally be available in the future or, if available, that premiums to obtain such insurance will be commercially reasonable. If JBT incurs substantial liability and damages arising from such liability are not covered by insurance or are in excess of policy limits, or if JBT was to incur liability at a time when it is not able to obtain liability insurance, JBT’s business, financial condition, results of operations and cash flows could be materially adversely affected.

1.4.5	Technology risks

1.4.5.1	To remain competitive, JBT needs to rapidly and successfully develop and introduce complex new solutions in a global, competitive, demanding, and changing environment.

If JBT loses its significant technological advantage in its products and services, its market share and growth could be materially adversely affected. In addition, if JBT is unable to deliver products, features, and functionality as projected, it may be unable to meet its commitments to customers, which could have a material adverse effect on its reputation and business. Significant investments in research and development (“R&D”) efforts that do not lead to successful products, features and functionality, could also materially adversely affect its business, financial condition and results of operations.

In 2022, JBT launched a new subscription-based digital solution called OmniBlu™, which is a complex, evolving, and long-term initiative that involves collaboration with its food-processing customers. There is some uncertainty in the pace and depth of market acceptance of digital solutions in this industry. JBT’s efforts in development and deployment of OmniBlu™ may also divert resources and management attention from other areas of its business. JBT expects to continue making significant investments to support these efforts, and its ability to support these efforts is dependent on generating sufficient profits from other areas of its business.

JBT’s business, financial condition, results of operations and cash flows could be materially adversely affected by competing technology. Some of JBT’s competitors are large multinational companies that may have greater financial resources than JBT and they may be able to devote greater resources to research and development of new systems, services, and technologies than JBT is able to do.

Moreover, some of JBT’s competitors operate in narrow business areas, allowing them to concentrate their research and development efforts more directly on products and services for those areas than JBT may be able to.

1.4.5.2	JBT may need to make significant capital and operating expenditures to keep pace with technological developments in its industry.

The industries in which JBT participates are constantly undergoing development and change, and it is likely that new products, equipment and service methods will be introduced in the future. JBT may need to make significant expenditures to purchase new equipment, develop digital solutions and train its employees to keep pace with any new technological developments and the market. These expenditures could adversely affect JBT’s results of operations and financial condition.

1.4.5.3	JBT’s future growth is dependent on its ability to keep pace with the adoption of generative artificial intelligence and other machine learning technologies to remain competitive.

JBT’s industry is marked by rapid technological developments and innovations, such as the use of artificial intelligence and machine learning, to conform to evolving industry standards. JBT may be required to make significant investments in artificial intelligence to maintain its competitive position in the market. If JBT is unable to provide enhancements and new features and integrations for its existing product portfolio, develop new products that achieve market acceptance or innovate quickly enough to keep pace with these rapid technological developments, its business could be harmed. Furthermore, the technical challenges associated with developing this technology may be significant, leading to risk of equipment failures, customer disruptions, or vulnerabilities that could compromise the integrity, security or privacy of certain customer information. These failures could result in reputational damage, legal liabilities or loss in customer confidence.

1.4.5.4	High-capacity products or products with new technology may be more likely to experience reliability, quality or operability problems.

Even with rigorous testing prior to release and investment in product quality processes, problems may be found in newly developed or enhanced products after such products are launched and shipped to customers. Resolution of such issues may cause project delays, additional development costs and deferred or lost revenue.

New products and enhancements of JBT’s existing products may also reduce demand for its existing products or could delay purchases by customers who instead decide to wait for JBT’s new or enhanced products. Difficulties that arise in JBT managing the transition from its older products to its new or enhanced products could result in additional costs and deferred or lost revenue.

1.4.5.5	If JBT is unable to develop, preserve, and protect its intellectual property assets, its business, financial condition, results of operations and cash flows may be negatively affected.

JBT strives to protect and enhance its proprietary intellectual property rights through patent, copyright, trademark, and trade secret laws, as well as through technological safeguards and operating policies and procedures. It may be costly and time consuming to protect JBT’s intellectual property, and the steps it has taken to do so in the U.S. and foreign countries may not be adequate. To the extent JBT is not successful, its business, financial condition, results of operations and cash flows could be materially adversely impacted. JBT may be unable to prevent third parties from using its technology without its authorization, or from independently developing technology that is similar to JBT’s, particularly in those countries where the laws do not protect its proprietary rights as fully as in others. With respect to JBT’s pending patent applications, it may not be successful in securing patents for these claims, and JBT’s competitors may already have applied for patents that, once issued, will prevail over JBT’s patent rights or otherwise limit its ability to sell its products.

1.4.5.6	Claims by others that JBT infringes their intellectual property rights could harm JBT’s business, financial condition, results of operations and cash flows.

JBT has seen a trend towards aggressive enforcement of intellectual property rights as product functionality in its industry increasingly overlaps and the number of issued patents continues to grow. As a result, there is a risk that JBT could be subject to infringement claims which, regardless of their validity, could:

•	be expensive, time consuming, and divert management attention away from normal business operations;

•	require JBT to pay monetary damages or enter into non-standard royalty and licensing agreements;

•	require JBT to modify its product sales and development plans; or

•	require JBT to satisfy indemnification obligations to its customers.

These claims can be burdensome and costly to defend or settle and can harm JBT’s business and reputation.

1.4.6	Risks related to ownership of JBT’s securities

1.4.6.1	The Hedge Transactions and Warrant Transactions may negatively affect the value of the Notes and JBT Shares.

On 28 May 2021, JBT closed the Notes Offering. The Notes were issued pursuant to an indenture, dated 28 May 2021 (the “Indenture”), between JBT and Wilmington Trust, National Association, as trustee. In connection with the pricing of the Notes, JBT entered into the Hedge Transactions and the Warrant Transactions. The Hedge Transactions are expected generally to reduce the potential dilution to JBT Shares upon any conversion of the Notes and/or offset any cash payments JBT is required to make in excess of the principal amount of converted Notes, as the case may be. However, the Warrant Transactions could separately have a dilutive effect on JBT Shares to the extent that the market price per JBT Share exceeds the strike price of the Warrants.

The option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to JBT Shares and/or purchasing or selling JBT Shares or other securities of JBT in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do in connection with any conversion of the Notes or redemption or repurchase of the

Notes). This activity could also cause or avoid an increase or a decrease in the market price of JBT Shares or the Notes, which could affect the Note holders’ ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of shares and value of the consideration that Note holders will receive upon conversion of the Notes.

1.4.6.2	JBT is subject to counterparty risk with respect to the Hedge Transactions.

The option counterparties are financial institutions, and JBT is subject to the risk that any or all of them might default under the Hedge Transactions. JBT’s exposure to the credit risk of the option counterparties is not secured by any collateral.

If an option counterparty becomes subject to insolvency proceedings, JBT will become an unsecured creditor in those proceedings with a claim equal to its exposure at that time under the Hedge Transactions with such option counterparty. JBT’s exposure will depend on many factors but, generally, an increase in its exposure will be correlated to an increase in the market price and in the volatility of JBT Shares. In addition, upon a default by an option counterparty, JBT may suffer adverse tax consequences and more dilution than it currently anticipates with respect to JBT Shares. JBT can provide no assurances as to the financial stability or viability of the option counterparties.

1.4.6.3	Conversion of the Notes or exercise of the Warrants evidenced by the Warrant Transactions may dilute the ownership interest of existing JBT Stockholders.

At JBT’s election, it may settle the Notes tendered for conversion entirely or partly in JBT Shares. Furthermore, the Warrants evidenced by the Warrant Transactions are expected to be settled on a net-share basis. As a result, the conversion of some or all of the Notes or the exercise of some or all of such Warrants may dilute the ownership interests of existing JBT Stockholders. Any sales in the public market of JBT Shares issuable upon such conversion of the Notes or such exercise of the Warrants could adversely affect prevailing market prices of JBT Shares and, in turn, the price of the Notes. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could depress the price of the JBT Shares.

1.4.7	General risks

1.4.7.1	Fluctuations in currency exchange rates could negatively affect JBT’s business, financial condition, and results of operations.

A significant portion of JBT’s revenue and expenses are realized in foreign currencies. As a result, changes in exchange rates will result in increases or decreases in its costs and earnings and may adversely affect its consolidated financial statements, which are stated in U.S. dollars. Although JBT may seek to minimize currency exchange risk by engaging in hedging transactions where it deems appropriate, JBT cannot be assured that its efforts will be successful. Currency fluctuations may also result in JBT’s systems and services becoming more expensive and less competitive than those of other suppliers in the foreign countries in which JBT sells its systems and services.

1.4.7.2	JBT’s existing financing agreements include restrictive and financial covenants.

Certain of JBT’s loan agreements requires it to comply with various restrictive covenants and some contain financial covenants that require it to comply with specified financial ratios and tests. JBT’s failure to meet these covenants could result in default under these loan agreements and would result in a cross-default under other loan agreements. In the event of a default and JBT’s inability to obtain a waiver of the default, all amounts outstanding under loan agreements could be declared immediately due and payable. JBT’s failure to comply with these covenants could adversely affect its results of operations and financial condition.

1.4.7.3	Fluctuations in interest rates could adversely affect JBT’s results of operations and financial position.

JBT’s profitability may be adversely affected during any periods of unexpected or rapid increases in interest rates on its variable rate debt. A significant increase in interest rates may significantly increase JBT’s cost of borrowings and reduce the availability and increase the cost of obtaining new debt and refinancing existing indebtedness. For additional detail related to this risk, see section 15 “Operating and Financial Review of JBT”.

1.4.7.4

JBT’s indebtedness and liabilities could limit the cash flow available for its operations and it may not be able to generate sufficient cash to service all of its indebtedness. JBT may be forced to take certain actions to satisfy its obligations under its indebtedness or it may experience a financial failure.

JBT’s ability to make scheduled payments on or to refinance its debt obligations, including the Notes, will depend on its financial and operating performance. If JBT’s cash flows and capital resources are insufficient to fund its debt service obligations, JBT may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness, including the Notes. JBT may not be able to take any of these actions, these actions may not be successful and permit JBT to meet its scheduled debt service obligations and these actions may not be permitted under the terms of JBT’s future debt agreements. In the absence of sufficient operating results and resources, JBT could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. JBT may not be able to consummate those dispositions or obtain sufficient proceeds from those dispositions to meet its debt service and other obligations then due. JBT’s current and future indebtedness could have negative consequences for its business, results of operations and financial condition by, among other things:

•	increasing JBT’s vulnerability to adverse economic and industry conditions;

•	limiting JBT’s ability to obtain additional financing;

•	requiring the dedication of a substantial portion of JBT’s cash flow from operations to service its indebtedness, which will reduce the amount of cash available for other purposes;

•	limiting JBT’s flexibility to plan for, or react to, changes in its business;

•	diluting the interests of existing JBT Stockholders as a result of issuing JBT Shares upon conversion of the Notes; and

•	placing JBT at a possible competitive disadvantage with competitors that are less leveraged than JBT or have better access to capital.

In addition, JBT’s credit facility contains, and any future indebtedness that JBT may incur may contain, restrictive covenants that limit JBT’s ability to operate its business, raise capital or make payments under its other indebtedness. If JBT fails to comply with these covenants or to make payments under its indebtedness when due, then JBT would be in default under that indebtedness, which could, in turn, result in that and its other indebtedness becoming immediately payable in full.

1.4.7.5	Significant changes in actual investment return on pension assets, discount rates and other factors could affect JBT’s results of operations, equity and pension contributions in future periods.

JBT’s results of operations may be positively or negatively affected by the amount of income or expense it records for its defined benefit pension plans. GAAP requires that JBT calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions JBT uses to estimate pension income or expense are the discount rate and the expected long-term rate of return on plans assets. In addition, JBT is required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity through a reduction or increase to accumulated other comprehensive income. Although GAAP expense and pension funding contributions are not directly related, key economic factors that affect GAAP expense would also likely affect the amount of cash JBT would contribute to pension plans as required under the Employee Retirement Income Security Act.

1.4.7.6

As a result of JBT’s acquisition activity, its goodwill and intangible assets have increased significantly in recent years, and JBT may in the future incur impairments to goodwill or intangible assets.

When JBT acquires a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill is determined by the excess of the purchase price over the net identifiable assets acquired. JBT’s balance sheet includes a significant amount of goodwill and other intangible assets, which represents approximately 43% of its total assets as of 31 December 2023. In accordance with ASC 350 Intangibles-Goodwill and Other, JBT’s goodwill and other intangibles are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. JBT’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Because JBT operates in highly competitive environments, projections of JBT’s future operating results and cash flows may vary significantly from its actual results. If JBT’s estimates or the underlying assumptions change in the future, it may be required to record impairment charges. Any such charge could have a material adverse effect on JBT’s reported net income.

1.4.7.7	As a publicly traded company, JBT incurs regulatory costs that reduce profitability.

As a publicly traded corporation, JBT incurs certain costs to comply with regulatory requirements of the NYSE and federal securities laws. If regulatory requirements were to become more stringent or if accounting or other controls thought to be effective later fail, JBT may be forced to make additional expenditures, the amounts of which could be material. Many of JBT’s competitors are privately owned, so JBT’s accounting and control costs can be a competitive disadvantage.

1.4.7.8	JBT’s share repurchase program could increase the volatility of the price of its common stock.

On 1 December 2021, JBT Board authorized a share repurchase program for up to $30 million JBT Shares beginning on 1 January 2022, and continuing through 31 December 2024. JBT intends to fund repurchases through cash flows generated by its operations. The amount and timing of share repurchases are based on a variety of factors. Important factors that could cause JBT to limit, suspend or delay its stock repurchases include unfavorable market conditions, the trading price of JBT Shares, the nature of other investment opportunities presented to JBT from time to time, the ability to obtain financing at attractive rates, the availability of U.S. cash and restrictions imposed by U.S. securities regulations. Repurchases of JBT Shares will reduce the number of outstanding JBT Shares and might incrementally increase the potential for volatility in JBT Shares by reducing the potential volumes at which JBT Shares may trade in the public market.

1.4.7.9	JBT’s actual operating results may differ significantly from its guidance.

JBT regularly releases guidance regarding its future performance that represents management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is qualified by, and subject to, the assumptions and the other information contained or referred to in the release or report in which guidance is given. JBT’s guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants and neither JBT’s independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond JBT’s control and are based upon specific assumptions with respect to future business decisions, some of which will change. JBT generally states possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that JBT releases this data is to provide a basis for management to discuss its business outlook with analysts and investors. JBT does not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by JBT will not materialize or will vary significantly from actual results. Accordingly, JBT’s guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data are forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

1.4.7.10	JBT’s corporate governance documents and Delaware law may delay or discourage takeovers and business combinations that JBT Stockholders might consider in their best interests.

Provisions in the JBT Charter and JBT Bylaws may make it difficult and expensive for a third-party to pursue a tender offer, change-in-control or takeover attempt that is opposed by JBT’s management and the JBT Board. These provisions include, among others:

•

a board of directors that is divided into three classes with staggered terms (although this three-class board structure is being eliminated over the next two years as a result of an approved proposal at JBT’s 2023 Annual Meeting of Stockholders);

•	limitations on the right of JBT Stockholders to remove directors;

•	the right of the JBT Board to issue preferred stock without JBT Stockholder approval;

•	the inability of JBT Stockholders to act by written consent; and

•	rules and procedures regarding how JBT Stockholders may present proposals or nominate directors at meetings of JBT Stockholders.

JBT Stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of JBT Stockholders to benefit from a change-in-control or a change in JBT’s management or the JBT Board and, as a result, may adversely affect the marketability and market price of JBT Shares.

1.4.7.11

Terrorist attacks and threats, escalation of military activity in response to such attacks, acts of war, or outbreak of pandemic diseases may negatively affect JBT’s business, financial condition, results of operations and cash flows.

Any future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions affecting JBT’s customers or the economy as a whole may materially adversely affect its operations or those of its customers. Strategic targets such as those relating to transportation and food processing may be at greater risk of future terrorist attacks than other targets in the United States. Furthermore, outbreaks of pandemic diseases, such as COVID-19, or the fear of such events, could provoke responses, including government-imposed travel restrictions and extended shutdown of certain businesses, customers and/or supply chain disruptions in affected regions. As a result, there could be delays or losses in transportation and deliveries to JBT’s customers, decreased sales of its products and delays in payments by its customers. A decline in these customers’ businesses could have a negative impact on their demand for JBT’s products. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on JBT’s business, financial condition, results of operations and cash flows.

1.5	Risks relating to Marel

1.5.1

If Marel is unable to continue to develop and deliver innovative, technologically advanced solutions to its customers, Marel’s business, results of operations and financial condition could be materially adversely affected.

Marel’s customers are processors of food for human and pet consumption, which involves complex processes with significant health and safety risks. Growth in animal protein production and changes in consumer behavior have required, and are expected to continue to require, processors to increase the scale and efficiency of their operations, which can be achieved by improvements in the yield, throughput and automation of processing equipment and systems. In addition, increasing regulatory and consumer demands around food safety and quality, and sustainability, and animal wellbeing have induced, and are expected to continue to induce, food processors to ensure the traceability, safety and sustainability of their production.

To remain competitive, Marel must ensure that its equipment, systems, software and services continue to deliver added value to customers by improving the efficiency of their operations and compliance with health and safety requirements. Marel depends on proprietary innovation, including its Innova platform and other software solutions, to develop new solutions and improve the standardization modularization, and sustainability of its equipment and systems to maintain or improve profit margins.

If Marel is unable to continue developing and delivering innovative, technologically advanced solutions to customers, it may struggle to maintain existing customer relationships or obtain new customers. Such failure may also diminish the volume or value of capacity-improving solutions available to market to existing customers. In addition, stagnating sales growth, whether to new or existing customers, would reduce the growth of Marel’s installed base and, in turn, limit opportunities for its aftermarket business. If Marel is unable to deliver market leading animal protein processing solutions, or improve standardization and modularization across its product offerings, Marel may be unable to achieve pricing in line with historical levels, sustain or increase its profit margins, or may fail to grow or lose market share to competitors. For these reasons, a failure to innovate and develop and deliver innovative, technologically advanced solutions to its customers could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.2	Marel relies on its ability to successfully grow its installed base through long-term customer relationships.

Marel is dependent on its ability to successfully grow its installed base through long-term customer relationships. Marel’s initial contact with customers, including the design, delivery and installation of processing equipment, systems and software at customers’ facilities, establishes the basis for future business with those customers. Once a Marel solution is installed and operational at a customer’s facility, that customer can become a valuable source of continuing demand for Marel’s aftermarket business and additional equipment business. Continuing demand for such equipment, systems, software and services depends on Marel’s ability to successfully deliver solutions based on customers’ needs and execute the initial installation in a timely and professional manner that encourages the customer to continue transacting with Marel in the future. Any failure or perceived shortcoming in the quality of the equipment or installation process may materially adversely affect the potentially larger revenues facilitated by long-term customer loyalty and negatively impact Marel’s ability to grow its installed base.

This risk is more pronounced with respect to greenfield and large projects. The initial installation of a greenfield or large project is frequently a large, complex project that entails a significant investment by the customer and may in certain instances involve a long lead time between when the order is received and the equipment becomes operational. Marel may face design and engineering challenges due to the features of the customer’s operations or facilities or unforeseen obstacles to delivery and installation. In addition, any failure to deliver high quality products and service in line with the customer’s needs and expectations throughout the product development and installation process may impair Marel’s ability to secure revenues generated by maintenance, service (provided on an ad hoc basis or service level agreements (“SLAs”)) and spare parts (“Aftermarket revenues”).

Moreover, if Marel fails for any reason to deliver a solution in line with the needs and expectations of its customers, Marel’s costs may rise if it is required to re-design or otherwise bear the risk of unforeseen delays or costs. If Marel fails to recoup such costs, Marel’s profit margins may deteriorate. In addition, if the quality of an installation is sub-par or not responsive to the customer’s needs, Marel’s reputation as a quality brand may suffer. Any of these failures could impair Marel’s ability to grow its installed base, which could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.3

Marel earns a significant amount of Aftermarket revenues. If it is unable to maintain the size and reliability of this part of its business, Marel’s business, results of operations and financial condition may be materially adversely affected.

For the three months ended 31 March 2024, 49.9% of Marel’s total revenues were attributable to its aftermarket business, covering service, maintenance and spare parts. Because its customers rely on high throughput requirements and deal with highly perishable goods, Marel’s ability to deliver prompt and timely service is essential to its aftermarket business. Therefore, any failure to meet quality requirements, maintain sufficient inventories of spare parts or otherwise timely meet customer demands for service, maintenance or spare parts could have a material adverse effect on its business, results of operations and financial condition.Moreover, the number of specialized service or spare parts providers, with a business strategy built around servicing Marel’s equipment at a cheaper rate than Marel, could increase. Any substantial increase in the number of competitors could erode Marel’s aftermarket business or overall market share, which could have a material adverse effect on its business, results of operations and financial condition.

1.5.4	Marel’s business relies on its reputation and brand. Any negative developments in its reputation and brand could have a material adverse effect on its business and prospects.

Marel’s success and results depend, in part, on its reputation and the strength of its brand. Marel believes that it has cultivated a reputation for the quality of its technologically advanced processing equipment, systems, software and services and the responsiveness of its service teams and engineers. Moreover, Marel’s customers rely on that quality to help them manage the considerable operational and health and safety risks inherent in animal protein processing.

Design and other failures in Marel’s equipment, systems, software and services may expose customers to production delays and other operational failures. In addition, Marel’s employees could make errors that result in poorly designed or improperly installed equipment, exposing its customers to the risk of malfunction and jeopardizing Marel’s reputation. Marel is exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory or other investigations or actions, press speculation and negative publicity, among other factors, could damage its reputation or brand. Marel’s brand and reputation could also be harmed if it sells solutions that do not perform as expected or if customers’ expectations are not satisfied.

Even when the true extent of Marel’s culpability is low or nonexistent (for example, when customers fail to comply with Marel’s maintenance guidelines), negative publicity can magnify the adverse repercussions of an incident and expose Marel to costs. Negative publicity could result, for example, from allegations that Marel’s products were responsible for a disruption at a customer’s processing facility or a contamination incident resulting in illness of end consumers or issues relating to animal wellbeing. While Marel’s standard terms and conditions include strict limitations on product liability, typically capped at a percentage of the purchase price, in the event of an incident Marel may be forced to spend time and resources refuting allegations of negligence or manufacturing defects. Additionally, although we maintain third-party product liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies or cause us to record a self-insured loss. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on Marel’s business and prospects.

Any damage to Marel’s brand or reputation, whether unfounded or otherwise, could cause existing customers or other third parties to terminate their business relationships with Marel. In addition, potential customers or other third parties may become reluctant to do business with Marel. The occurrence of any of these events could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.5

Marel intends to engage in acquisitions as part of its growth strategy. A failure to identify or complete future acquisitions or any difficulties relating to the integration of acquisitions could adversely affect its business and ability to execute its growth strategy.

Acquisitions have been key to Marel’s revenue growth. Acquisitions help Marel to complete the comprehensiveness of its product offering and further grow its business by expanding into new markets. For example, the acquisition of Meat Processing Systems (“MPS”) in 2016 enabled Marel to become a full-line provider to the meat industry. Similarly, in 2022, the acquisition of Wenger Manufacturing, LLC (“Wenger”), a leader in processing solutions for the markets of pet food, plant-based proteins and aqua feed, enabled Marel to form a new business segment and fourth pillar of its business model. However, suitable acquisition targets are challenging to identify and involve uncertainties around the extent of potential operating synergies that can be realized.

To increase the likelihood of a successful acquisition once a target has been identified, Marel conducts due diligence to identify valuation issues and potential loss contingencies. Marel’s due diligence reviews are subject to the completeness and accuracy of disclosures made by Marel and third parties. However, Marel may incur unanticipated costs or expenses following a completed acquisition, including post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, litigation and other liabilities.

The risks associated with Marel’s acquisitions also include the following:

•	technological and product synergies, economies of scale and cost reductions may not occur as expected;

•	Marel may acquire or assume unexpected liabilities or be subject to unexpected penalties or other enforcement actions;

•	faulty assumptions may be made regarding the integration process;

•	unforeseen difficulties may arise in integrating operations, processes and systems;

•

higher than expected investments may be required to implement necessary compliance processes and related systems, including IT systems, accounting systems and internal controls over financial reporting;

•	Marel may fail to retain, motivate and integrate key management and other employees of the acquired business;

•	delays or failure to obtain regulatory approvals or consents (including antitrust approvals) and any unforeseen expenses or conditions imposed as a result thereof;

•	the business culture of the acquired business may not match well with Marel’s culture;

•

higher than expected costs may arise due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any jurisdiction in which the acquired business conducts its operations; and

•	Marel may experience problems in retaining customers and integrating customer bases.

Many of these factors will be outside of Marel’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and attention. They may also delay the realization of the potential benefits of a given transaction.

Marel may undertake acquisitions financed in part through public offerings or private placements of debt or equity securities (including as consideration for such acquisitions), or other arrangements. Such acquisition financing could result in a decrease in Marel’s earnings and adversely affect other leverage measures. If Marel issues equity securities or equity-linked securities, the issued securities may have a dilutive effect on the interests of investors.

Failure to continue identifying and implementing successful acquisitions, including successfully integrating acquired businesses, could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.6	Marel’s success and future growth depends on its ability to attract and retain skilled personnel, and on its senior management.

Competition for skilled employees among companies that rely heavily on engineering and technology and skilled sales and marketing personnel is intense, and the loss of skilled employees or an inability to attract, retain, and motivate skilled employees required for the operation and expansion of its business could hinder Marel’s ability to conduct innovation activities and successfully develop new solutions, market and sell its existing solutions and meet customers’ requirements, including for its aftermarket business, and execute its growth strategy.

In recent years, the marketplace for skilled engineering and technology and sales and marketing personnel has become more competitive, which means the cost of hiring, incentivizing and retaining such personnel may increase. In particular, Marel faces intense competition for engineering and technological personnel in the Netherlands and the United States as its operations are based outside of major cities with higher concentrations of skilled human capital. It is also possible that negative opinion trends with respect to animal protein processing could negatively impact Marel’s ability to hire qualified personnel.

Any failure to attract or retain a sufficient number of appropriately skilled personnel could place Marel at a significant competitive disadvantage, which could impair its ability to implement its strategic plan successfully and achieve its financial targets.

In addition, the execution of Marel’s growth strategy depends on its senior executive officers and other key personnel who together have extensive experience in the industry and have made an important contribution to Marel’s growth and success. The loss of any of these officers or key personnel could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.7	Adverse economic conditions and changes in commodity prices could negatively impact Marel’s customers and, in turn, adversely affect Marel’s business.

Marel’s business is affected by fluctuations in demand from its customers as a result of global and local economic conditions affecting the animal protein processing industry. In particular, during recessions and economic downturns, levels of investment by food processors in greenfield and large projects, standard equipment and modernization tend to decline. A protracted decline in investment levels by its customers may reduce Marel’s revenues generated by greenfield and large projects and sales of modernization and standard equipment and related installations (“Equipment revenues”) and negatively impact the growth of its installed base, thereby also impeding growth in Aftermarket revenue opportunities in the longer term.

Additionally, levels of investment from food processors are generally affected by fluctuations in the cost of their raw materials and other resources — including predominantly labor, livestock (the price of which is in turn sensitive to fluctuations in the prices of corn and soy) and energy — which may impair their profitability if they are unable to pass on cost increases to end consumers. In mature markets such as Europe and the United States, investment levels by food processors are typically higher when commodity prices and the costs of other inputs are low, positively impacting Marel’s Equipment revenues. However, in the event of a sustained increase in commodities prices and labor costs, investment in equipment typically suffers as food processors look to conserve cash, which would negatively impact Marel’s Equipment revenues. In such conditions, Marel has experienced a partial shift to Aftermarket revenues as food processors shift to maintaining their existing equipment and systems. However, there can be no assurance that such a shift would fully offset the loss of Equipment revenues.

Accordingly, any reduction in Marel’s customers’ profitability due to higher prices for labor, livestock, energy or otherwise may result in lower levels of investment in the processing equipment that Marel provides. In the event of a prolonged period of lower levels of investment, Marel may face a loss of Equipment revenues which it may not be able to recover through increased Aftermarket revenues, which could have a material adverse effect on its business, results of operations and financial condition.

1.5.8	If Marel cannot compete effectively, its business could be adversely affected.

Across all of its operating segments, Marel operates in highly competitive markets. Marel competes across the primary, secondary and further food processing sectors. Marel competes with numerous multinational, regional and local processing equipment providers of various sizes and cost structures.

The primary processing sector is relatively concentrated, with Marel competing with a small number of key global participants in each segment focused on serving animal protein processing. Within primary processing, Marel Poultry competes among others with Meyn Food Processing Technology B.V. (“Meyn”), Marel Meat competes among others with Frontmatec Group ApS (“Frontmatec”), Marel Fish competes among others with Baader GmbH & Co.KG (“Baader”) and Marel Pet, Plant and Feed competes with Bühler Group. Competition within primary processing is strong, with product pricing being a key competitive factor.

The secondary and further processing segments are highly fragmented and Marel faces strong competition. However, only a limited number of competitors are international full-line providers across primary, secondary and further processing. There are also a number of regional and local food processing equipment suppliers, but only a limited number of competitors cover a significant part of the value chain. In addition, Marel competes within secondary and further processing with large-scale industry-agnostic providers of industrial equipment, some of which may have substantially greater financial and other resources than Marel.

Existing or new competitors may develop their current products and technologies further or create alternative ones that are more attractively priced, offer higher quality or are more appealing for other reasons than Marel’s products. If new or better developed products can be offered at more attractive prices, or if such products are more attractive than Marel’s products for other reasons (such as a higher degree of functionality or improved ability to avoid production stoppages and downtime or a higher degree of quality control and value chain integration), demand for Marel’s products could fall or Marel may be required to lower its prices, which could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.9

Marel may face interruption of its supply chain, including the inability of third parties to deliver raw materials, parts, components and services on time or on commercially acceptable terms, and Marel may be subject to rising raw material prices.

Marel’s business depends in part on reliable and effective management of the supply chain through which Marel procures the inputs to its manufacturing processes, including outsourced manufacturing capacity and temporary labor. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional costs. Marel relies on third parties to supply it with raw materials and spare parts, which to some extent reduces its control over manufacturing yields, quality assurance, product delivery schedules and costs. Marel also relies to some extent on outsourced manufacturing and, for certain ancillary support functions, temporary labor. In addition to labor and energy, Marel’s main production inputs are production parts (such as electric drives, cabinets and belts), raw materials (primarily stainless steel) and spare parts purchased from third party suppliers. The third parties that supply Marel with production inputs also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including Marel’s, during periods of excess demand. Although Marel works closely with suppliers to avoid supply-related problems, and collaborates with third parties to ensure availability of outsourced manufacturing capacity and temporary labor, there can be no assurance that Marel will not encounter supply problems in the future or that it will be able to replace a supplier that is not able to meet its needs.

Marel’s customers’ operations involve the processing of highly perishable foods with high throughput requirements and are therefore highly time sensitive. As a result, the strength of Marel’s customer relationships depends on its ability to respond quickly to customers’ needs. If Marel’s suppliers become unreliable or its inventory becomes insufficient, the time sensitivity of its customers’ needs may require Marel to absorb the higher costs of last-minute purchases of raw materials or component parts, or be liable for contractual penalties. Alternatively, if Marel’s service were to become so delayed as to prolong the downtime of its customers’ machines, customer relationships may suffer, which may adversely affect long-term revenues generated from such customers or otherwise affect its reputation, which may negatively impact its ability to conduct business with existing or new customers.

In addition, unanticipated increases in the prices of labor, energy, production parts, stainless steel or spare parts would increase Marel’s costs, negatively impacting its business, results of operations and financial condition if it were unable to fully offset the effect of these increased costs through price increases, productivity improvements or cost reduction programs. If Marel’s reputation, customer relationships or operating margins suffer as a result of unreliable, inadequate, excessively costly or delayed supplies, this could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.10	If Marel is unable to adapt its production capacity to production needs in a timely and cost-effective manner, its capacity management may suffer, which could have an adverse effect on its business.

Efficient production capacity management across its global manufacturing platform is critical to Marel’s profitability. If Marel is unable to rationalize its production capacity on time or on budget, or at all, Marel may be unable to meet customer demands on a timely or cost-effective basis or may experience prolonged periods of reduced operational efficiency, which would negatively affect its profitability. In addition, Marel has implemented a product co-location strategy designed to improve capacity utilization by reducing lead times and lowering manufacturing and distribution costs. Under this strategy, all products produced by Marel have a designated home, either a mother site or a co-location site, at one of Marel’s manufacturing facilities in the Netherlands, the United States, Iceland, Denmark, the United Kingdom, Slovakia, China, Germany and Brazil. The mother site is responsible for product life cycle management and how the product is manufactured whereas co-location sites are focused on scale manufacturing, producing large volumes in a cost-effective manner.

In the event that the co-location strategy in the long term is unsuccessful or more costly than expected, there can be no assurance that Marel will be able to achieve the expected return on its investments in existing manufacturing plants. Moreover, even if the implementation of the co-location strategy is successful, unforeseeable fluctuations in demand, supply of manufacturing inputs and other factors largely beyond Marel’s control may inhibit Marel’s ability to rationalize its production capacity, which could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.11

Marel is subject to labor cost inflation and potential work stoppages, labor disputes and other matters associated with its labor force, which may adversely impact its operations, cause it to incur incremental costs and/or damage its reputation.

Marel’s most expensive input is its qualified labor force. As of 31 March 2024, Marel had around 7,300 full-time equivalent employees (“FTEs”), including over 1,300 selling and marketing FTEs and over 1,500 service FTEs globally. The salaries, benefits and pensions of these employees represent a significant cost, such that any material increase in wages and benefits could significantly erode Marel’s profit margins and results of operations if it is not accompanied by a corresponding increase in productivity or revenues through the passing on of such costs increases to Marel’s customers. In addition, Marel’s ability to maintain or increase its profitability is in part dependent on its ability to align its labor force with its production requirements. Whereas Marel seeks to build in flexibility through the use of overtime, double shifts and temporary workforce, it may fail to align its staffing with its production requirements, which would expose it to increased costs and negatively affect its profitability.

Some Marel employees in Europe are unionized, mainly manufacturing personnel in the Netherlands, Denmark and Iceland, and subject to collective bargaining agreements with varying terms, durations and expiration dates. These collective bargaining agreements are the product of negotiations between trade unions and Marel or associations acting on Marel’s behalf. They govern wages, benefits and duties of employees, as well as the responsibilities of Marel to its employees and the rules for dispute resolution processes. Even with these agreements in place, there can be no assurance that any current or future issues with Marel’s employees will be resolved or that Marel will be able to avoid strikes, work stoppages or other types of conflicts with labor unions or employees. In addition, Marel or associations acting on Marel’s behalf may not be able to satisfactorily renegotiate collective bargaining agreements when they expire. If Marel fails to renegotiate its existing collective bargaining agreements, strikes, work stoppages or other types of conflicts could become more likely. A widespread strike or extended work stoppage in one of Marel’s manufacturing facilities could jeopardize its ability to meet its product delivery or service obligations to its customers. Alternatively, a successful campaign by its unionized workforce could result in higher personnel costs or diminished productivity in Marel’s manufacturing sites. Even an unsuccessful union campaign could divert management time and energy away from routine operational priorities. Any of these factors may adversely impact its operations, cause it to incur incremental costs and/or damage its reputation.

Marel may also be subject to general country strikes or work stoppages unrelated to Marel’s business or collective bargaining agreements. For example, there is a risk of strikes by cleaning and transport workers who are contracted by Marel, which could result in operational delays or other adverse impacts on production. A work stoppage or other limitations on production at Marel’s facilities for any reason could have an adverse effect on its business, results of operations and financial condition. In addition, many of Marel’s customers and suppliers have unionized work forces. Strikes or work stoppages experienced by its customers or suppliers could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.12

Marel’s product offering includes equipment and systems supported by its proprietary Innova software platform and/or other integrated software solutions. Any malfunctioning or other failure of such software could result in disruption of customers’ operations, which could have adverse effects on Marel’s business.

Marel’s product offering includes equipment and systems supported by its proprietary Innova software platform and/or other integrated software solutions. The integrity, reliability and operational performance of this software are critical to the operation of such equipment and systems installed at customers’ facilities. Because they concern live and recently killed livestock and raw animal protein, those customers’ operations are highly time sensitive and often rely on the efficient and uninterrupted functioning of numerous complementary systems, with high throughput and stringent health and safety requirements. Marel’s Innova software provides state-of-the-art device and process control, data analytics, monitoring and traceability, enabling users to manipulate and collect data on their processing equipment at the level of components, machines, systems and factories. This data and the accompanying analytics reports that Innova provides are designed to enable Marel’s customers to manage the efficiency of their operations, minimize downtime, ensure full traceability of food product from livestock to packaged goods and in certain instances diagnose potential and actual equipment malfunctions.

Accordingly, any malfunctioning or other failure of Innova and/or other embedded Marel software solutions could result in operational downtime for Marel’s customers, reduced efficiency of their equipment and systems, inaccurate monitoring and traceability or difficulties diagnosing the source of other malfunctions, which could expose its customers to losses and impair customer relationships. Furthermore, customers with software integrated equipment and systems may attempt to hold Marel liable for losses, or increased costs or other penalties that they may incur in the event of a software malfunction. While Marel excludes indirect and consequential damages in its standard contract terms, such claims could harm Marel’s customer relations and tarnish its reputation, which could have a material adverse effect on Marel’s business, results of operations and financial condition.

In addition, the proprietary Innova platform is integral to Marel’s full-line product offering and provides Marel with a distinct competitive advantage. Any failure to continue to further develop and update Innova, including with respect to the user experience and system installations and upgrades, could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.13	The nature of Marel’s business may expose it to warranty and other product liability claims, construction defects, project delay, property damage, personal injury and other damages.

Marel generally provides product warranties against defects in materials, design and workmanship to its customers, with timing limitations in line with the nature of the equipment or system. Marel imposes a cap on any other product liabilities and excludes in its standard contract terms indirect and consequential damages. Many of Marel’s products are used in processing facilities where a product failure, installation defect or other malfunctioning (including of Marel’s Innova platform) could result in significant operational delay, property damage, personal injury or death of customers’ employees or end consumers. In addition, because much of Marel’s equipment and systems tends to have long lifecycles, claims can arise many years after their manufacture and sale. The standard warranty period is 12 months. Product failures may also arise out of the quality of the raw materials Marel purchases from third-party suppliers. For these reasons, there is a risk that Marel may be named as a defendant in a product liability suit or other claims relating to its products or services. Product liability claims can be expensive to defend against and can divert the attention of management and other personnel for significant time periods, regardless of the ultimate outcome. An unsuccessful defense could result in costly damages, and there can be no assurance that Marel can successfully rely on its contractual protections.

In addition, even if Marel is successful in defending against a claim relating to its products and services, claims of this nature could negatively affect customer confidence in Marel and its products, or adversely affect its reputation. Marel may also face personal injury claims from injured parties. Whereas Marel has insurance coverage in place to cover such risks, there can be no assurance that such insurance coverage will be sufficient to cover any award of damages to such injured parties. Any such claims could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.14

The industries in which Marel operates exposes it to potential liabilities arising out of the installation or use of its systems that could negatively affect its business, financial condition, results of operations, and cash flows.

Marel’s equipment, systems and services create potential exposure for it for personal injury, wrongful death, product liability, commercial claims, product recalls, business interruption, production loss, property damage, pollution, and other environmental damages. In the event that a customer who purchases Marel’s equipment becomes subject to claims relating to food-borne illnesses or other food safety or quality issues relating to food processed through the use of Marel’s equipment, Marel could be exposed to significant claims from its customers. Although Marel has obtained business and related risk insurance, it cannot assure you that its insurance will be adequate to cover all potential liabilities. Further, Marel cannot assure you that insurance will generally be available in the future or, if available, that premiums to obtain such insurance will be commercially reasonable. If Marel incurs substantial liability and damages arising from such liability are not covered by insurance or are in excess of policy limits, or if Marel were to incur liability at a time when Marel are not able to obtain liability insurance, Marel’s business, financial condition, results of operations, and cash flows could be materially adversely affected.

1.5.15

An outbreak of animal borne diseases, such as H5N1 (avian flu), BSE (mad cow disease), or other virus strains affecting poultry, livestock or fish, or food borne illnesses, such as E.coli or listeria, could have a material adverse effect on Marel’s business.

An outbreak or pandemic stemming from H5N1 (avian flu) or BSE (mad cow disease) or any other animal-related disease strains could reduce the availability of poultry, meat or fish that is processed for the restaurant, food service, wholesale or retail consumer industries, or result in negative consumer perception of animal protein. Even if Marel’s customers are able to source their supply of unprocessed livestock from an alternative, uncontaminated population without material adverse price effects, an outbreak of disease may generate negative publicity that depresses demand for processed animal protein. Any limitation on the availability of raw materials or on the demand for processed animal protein could discourage or delay food processors from making capital investments in Marel equipment and services. Such a decrease in demand for Marel’s products and services or a shift in demand towards less profitable solutions could have a material adverse effect on its business, results of operations and financial condition.

In addition, in the event an E.coli, listeria or other food borne illness causes a recall of meat or produce, the companies supplying those fresh, further processed or packaged forms of those products could be severely adversely affected. Any negative impact on the financial viability of Marel’s fresh or processed food provider customers could adversely affect its immediate and recurring revenue base. Marel also faces the risk of direct exposure to liabilities associated with product recalls to the extent that its products are determined to have caused an issue leading to a recall.

1.5.16	Fluctuations in currency exchange rates, particularly the U.S. dollar and ISK, could decrease Marel’s revenues and/or increase its costs.

Marel conducts operations in many areas of the world, involving transactions denominated in a variety of currencies, but its reporting currency is the Euro. Marel’s cash flows are subject to currency exchange rate risk to the extent that its costs and sources of funding are denominated in currencies other than those in which it earns revenues. While Marel generally seeks natural hedges in its operations by matching revenues and operational costs as economically as possible, it remains exposed in particular to fluctuations in the exchange rates between the USD, British pound sterling, ISK and Brazilian real, primarily with respect to the EUR. For example, whereas approximately 7% of costs incurred in the three months ended 31 March 2024 were in ISK, less than 1% of revenues for that period were earned in ISK. As a result, a strengthening of ISK against EUR (or other currencies in which Marel generates revenues) would negatively affect Marel’s profit margin by amplifying the magnitude of its costs relative to its revenues.

Furthermore, because Marel reports its financial results in EUR but generated a significant share of its revenues in USD in the year ended 31 December 2023, and has more USD revenues than USD costs, a strengthening of EUR against USD (or other currencies in which Marel earns revenues) will negatively impact Marel’s reported results of operations relative to prior or future reporting periods when EUR was or is weaker. Such currency exchange rate fluctuations could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.17

Marel is exposed to counterparty credit risk such that any significant deterioration in its customers’ ability to pay, or in the payment terms it can charge customers going forward, could negatively impact Marel’s business.

Marel contracts with a large number of parties in its business, including customer and suppliers. Marel is therefore exposed to the risk of default by, or the insolvency of, such counterparties, which may result in significant liability for Marel. As of 31 March 2024, Marel carried EUR 196.5 million in trade receivables on its balance sheet. Marel’s exposure to counterparty credit risk is enhanced with respect to greenfield and large projects due to the longer-term nature of such projects, particularly if general economic conditions deteriorate, relative to standard equipment and its aftermarket business, where this risk is less pronounced.

Marel seeks to mitigate the counterparty credit risk in part through customer payment terms that typically require customers to fund a significant part of the purchase price upfront in cash or provide coverage through a letter of credit at the time of confirmation of the orders. These favorable payment terms also positively impact Marel’s working capital cycle as Marel can use the cash portion received upfront to fund its production requirements. However, there can be no assurance that Marel will continue to be able to obtain favorable payment terms from its customers, the deterioration of which would expose it to increased counterparty credit risk and greater working capital requirements in the longer term, which may require it to increase its borrowings, which may not be available on commercially acceptable terms or at all. A failure to obtain similarly favorable payment terms in the future could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.18	Disruptions in the political, regulatory and social conditions of the countries in which Marel and its customers conduct business may have an adverse impact on Marel’s global business.

Marel’s global operations cover manufacturing in the Netherlands, the United States, Iceland, Denmark, the United Kingdom, Brazil and Slovakia and sales of equipment, systems, software and services around the world, including in countries with political and economic instability. Some countries have greater political and economic volatility and greater vulnerability to infrastructure and labor disruptions than others. Operating and seeking to expand business in a number of different regions and countries exposes Marel to a number of risks, including but not limited to:

•	multiple and potentially conflicting laws, regulations and policies that are subject to change;

•	burdens and costs of complying with foreign laws, treaties, and technical standards (e.g., export licenses and product certifications, such as the EU’s “CE” mark) and changes in those regulations;

•	imposition of currency restrictions, restrictions on repatriation of earnings, capital controls (including in Iceland) or other restraints;

•	nationalization, expropriation, or seizure of assets;

•	foreign ownership restrictions;

•	transportation delays and interruptions;

•	national and international conflict;

•	acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East;

•	monitoring of local management and employees; and

•	political and economic instability or civil unrest that may severely disrupt economic activity in affected countries.

Marel is exposed to these events directly, because of its own manufacturing and distribution facilities around the world, but also indirectly through its customers’ exposure to such risks. When Marel’s customers are exposed to political or regulatory uncertainty or social instability, they may be inclined to reduce or limit investment in their processing facilities until greater certainty about their future operating environment can be achieved. Reduced or limited investment by its customers negatively affects Marel’s Equipment revenues. Thus, the direct and indirect repercussions of the occurrence of one or more of these events could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.19

Marel’s results of operations could deteriorate if its manufacturing operations or distribution centers were substantially disrupted for an extended period of time, including due to equipment failure, industrial accidents, natural disasters or other incidents.

Marel operates a global manufacturing platform which enables it to respond to production requirements from its global customer base. As of 31 December 2023, Marel had a total of 18 manufacturing sites for equipment and spare parts across the globe, including locations in ten countries across four continents. In addition to manufacturing, these sites also warehouse inventory and handle delivery logistics for finished equipment and systems.

An interruption in production or service capabilities at any of Marel’s facilities for any reason could result in Marel’s inability to develop, manufacture or distribute its products. For example, spare parts manufactured and warehoused at Marel’s facility in the Netherlands may be needed to service and maintain a customer’s poultry processing facility in the United States, Latin America or another distant location. In the event of a stoppage in production at any of Marel’s facilities, even if only temporary, or if Marel experiences delays as a result of events that are beyond its control, delivery times to its customers could be severely affected. Natural disasters, pandemics, equipment failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of Marel’s manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from local or international suppliers, disruption in the transport of Marel’s products from manufacturing sites to distribution centers and/or delay in the delivery of products to customers. Any significant delay in deliveries to Marel’s customers could adversely affect Marel’s customer relationships.

Marel may also experience plant shutdowns or periods of diminished productivity as a result of equipment failure or catastrophic loss, which could cause its results of operations to deteriorate. Equipment failure, accidents and natural disasters are, by their nature, difficult to foresee, impossible to prevent entirely and costly to insure against. Marel currently insures against business interruption risks with an insurance policy underwritten by an independent insurance company ranging from 18 to 24 months. However, there can be no assurance that such insurance arrangements will provide cover for all of the costs that may arise in the event of a substantial disruption. Accordingly, any substantial disruption could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.20	Marel’s manufacturing, distribution and service and maintenance activities are subject to health and safety risks.

Marel’s manufacturing, distribution and service and maintenance activities involve the use of industrial machinery to produce, assemble the parts of, and maintain and service its processing equipment and systems. Employees interacting with such machinery may be injured or incur long-term medical costs as a result of other aspects of the work environment, which injury or costs could result in legal liability or increased personnel costs for Marel. Such liabilities, if severe enough, could increase Marel’s costs or tarnish its reputation, either of which could have a material adverse effect on its business, results of operations and financial condition.

1.5.21

Marel’s Russian operations have been and may continue to be affected by Russia’s invasion of Ukraine and related sanctions imposed in response, and we may in the future choose or be required to further limit or shut down those operations entirely.

For the year ended 31 December 2023, Marel generated revenues of approximately EUR 15.1 million, EUR 311 thousand and EUR 13.8 million in Russia, Belarus and Ukraine, respectively (representing in the aggregate 1.7% of total revenue), as compared to EUR 44.6 million, EUR 334 thousand and EUR 8.1 million (or an aggregate 3.9% of total revenue) for the year ended 31 December 2021. Following Russia’s invasion of Ukraine in 2022, Marel ceased equipment sales activity in Russia and did not generate any new Equipment revenue in Russia for the year ended 31 December 2023, as compared to Equipment revenue of EUR 28.4 million for the year ended 31 December 2021.

Marel continues to conduct business in Russia through a wholly-owned subsidiary in Russia and in the fiscal year ended 31 December 2023, provided services and spare parts to Russian customers under existing SLAs and finalized outstanding Russian projects, as permitted under applicable U.S. and EU sanctions.

Marel may face risks associated with maintaining its subsidiary in Russia, or with any international operations in Russia or Belarus, including risks associated with its compliance with evolving international sanctions and potential reputational harm as a result of operations in Russia or Belarus. While Marel has policies and procedures in place designed to ensure compliance with applicable sanctions and trade restrictions, its employees or agents may take actions in violation of such policies and applicable law, and Marel could be held ultimately responsible. If Marel is held responsible for a violation of U.S. or EU sanctions laws, it may be subject to various penalties, any of which could have a material adverse effect on Marel’s business, financial condition or results of operations.

In addition, Marel may in the future choose or be required to further limit or cease operations in Russia and/or Belarus entirely, in which case Marel will no longer receive revenue from those operations. Marel could also incur expenses as a result of the process of shutting down operations in Russia.

1.5.22

Marel’s international activities increase the compliance risks associated with economic and trade sanctions, anti-corruption and anti-money laundering laws, antitrust laws and other regulations imposed by the United States, the European Union and other jurisdictions.

Marel operates in over 30 countries around the world and serves customers across six continents, which increases its compliance risks, including, but not limited to, the following areas:

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Trade Restrictions — Government policies on international trade and investment such as import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocs, can affect the demand for Marel’s products and services, impact the competitive position of its products, prevent it from being able to sell or increase the cost of selling products in certain countries or raise the cost of some of its inputs such as stainless steel. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs or new barriers to entry, in countries where Marel sells large quantities of products and services could negatively impact its business, results of operations and financial condition. For example, a government’s adoption of “buy national” policies or retaliation by another government against such policies could have a negative impact on Marel’s results of operations, both directly and indirectly if its customers are affected. Marel’s business activities are also subject to economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control and regulatory authorities in other countries in which Marel operates or makes sales. If Marel fails to comply with these laws and regulations, Marel and certain of its employees could be subject to civil or criminal penalties and reputational harm. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions laws in the U.S. and other countries prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. Although Marel takes precautions to prevent transactions with sanction targets, the possibility exists that Marel could inadvertently provide its products or services to persons prohibited by sanctions. This could result in negative consequences for Marel, including government investigations, penalties, difficulty obtaining external financing or reputational harm.

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Anti-Corruption and Anti-Money Laundering Laws — Because Marel has subsidiaries incorporated in the United States and serves customers there, it is potentially subject to the U.S. Foreign Anti-Corrupt Practices Act of 1977, which prohibits it from making corrupt payments to foreign officials to obtain or retain business anywhere in the world. In addition, Marel must ensure compliance with U.S. anti-money laundering laws and a number of other anti-corruption laws and conventions in force in and among other jurisdictions, including the OECD’s Anti-Bribery Convention, the UN Convention against Corruption, the Organization of American States Inter-American Convention against Corruption, and the Council of Europe’s Criminal and Civil Law Conventions on Corruption, among others. Any failure or apparent failure to comply with these or other laws or conventions could expose Marel to criminal or civil investigation, penalties or other enforcement measures that would be costly and generate adverse publicity.

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Antitrust Laws — The European Commission, Europe’s national competition authorities, the U.S. Department of Justice and other competition regulators in the jurisdictions where Marel operates may have the power to block Marel from engaging in certain strategic acquisitions. Marel may also be subject to investigations, fines and approvals by those regulators and authorities which could delay or increase the costs of executing its growth strategy.

Any alleged or actual violations of these laws and/or other regulations may subject Marel to government scrutiny, investigation and civil and criminal penalties, and may limit Marel’s ability to import supplies from or export its products to certain markets, to conduct business with certain suppliers, agents or customer and to pursue strategic acquisitions. Moreover, Marel relies to a limited extent on sales agents, particularly in countries where Marel has less established operations and customer networks, which increases compliance risk and compliance costs associated with vetting these agents to verify compliance with applicable laws and regulations. In addition, Marel is subject to laws regarding privacy, data protection, cybercrime, confidentiality and disclosure requirements, recordkeeping and financial reporting, price controls and exchange controls which may cause it to incur significant compliance costs. The nature, scope or effect of future regulatory requirements to which Marel’s operations might be subject or the manner in which existing laws might be administered or interpreted is unforeseeable and could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.23	Changes in food consumption patterns due to dietary, health or convenience trends may adversely affect Marel’s business and prospects.

The consumption of animal and plant protein is subject to dietary, health or convenience trends. Accordingly, food processors may have difficulty accurately forecasting their needed manufacturing capacity and the related investment in equipment. For example, in parts of the western world, a popular commitment to animal wellbeing combined with consumption trends towards vegetarianism and veganism may lead to reduced demand for animal protein. If these political or dietary preferences gain widespread acceptance among consumer populations, demand for animal protein by the end consumers of Marel’s customers may suffer a long-term decline. Relatedly, the rise of manufactured meat and meat substitutes may in the long term divert some consumer demand away from processed animal and plant protein, if these products can be successfully commercialized. In the event that a widespread consumer demand shift away from animal protein were to outweigh the growth of active animal and plant protein consumers worldwide, demand for Marel’s systems and services may weaken or there may be a less rapid increase in demand for Marel’s processing systems and services than historical consumption patterns currently suggest. Such a demand shift away from protein products could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.24	Marel has a significant amount of goodwill and could suffer losses due to asset impairment charges.

As of 31 March 2024, Marel carried EUR 862.7 million of goodwill on its balance sheet relating to historical acquisitions, including the acquisitions of MPS (2016), Sulmaq (2017), MAJA (2018), TREIF Maschinenbau GmbH (“TREIF”) (2020), Valka (2021), Curio (2019-2022) and Wenger (2022), representing 33.7% of Marel’s total assets as of that date. Goodwill is recognized as an intangible asset and is subject to an impairment test which must be performed at least annually or if particular circumstances or changes in circumstances occur that indicate an impairment under IFRS. Impairment indicators include significant underperformance relative to historical or projected future operating results and negative industry or economic trends. If such events were to occur, the carrying amount of Marel’s goodwill may no longer be recoverable and it may be required to record an impairment charge. A significant impairment of intangible assets could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.25	Movements in interest rates may increase Marel’s financing costs.

Of Marel’s EUR 800.9 million of long-term borrowings outstanding as of 31 March 2024, approximately 98.5% or EUR 788.9 million consisted of floating rate obligations, including EUR 10.0 million in floating rate

Promissory Notes, EUR 351.0 million outstanding under the Dutch Revolving Credit Facility of EUR 700.0 million and EUR 428.0 million under other term loans. These floating rate obligations expose Marel to interest rate risk should the applicable interest rate fluctuate and increase Marel’s interest expense. To hedge this interest rate risk, Marel has entered into interest rate swaps in line with its hedging policy to ensure that 50 to 70% of its core long-term debt obligations are either fixed or hedged. As of 31 March 2024, EUR 434.9 million of such obligations remained unhedged. Accordingly, increases in interest rates may increase Marel’s interest expense relating to its unhedged debt obligations and reduce its net profits, which could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.26

If Marel is unable to develop, preserve, and protect its intellectual property assets, or if Marel infringes on the intellectual property rights of third parties, Marel’s business may be negatively affected.

Marel strives to protect and enhance its proprietary intellectual property rights through patent, copyright, trademark, and trade secret laws, as well as through technological safeguards and operating policies and procedures designed and implemented by its intellectual property team. As of 31 December 2023, Marel owned over 440 patent families with approximately 3,050 patent registrations in different countries relating to key technologies associated with industry-specific product clusters. To the extent it is not able to protect this intellectual property from infringement, Marel’s business could be negatively impacted. Marel regularly opposes patent applications made by other companies in various jurisdictions, and its own patent applications are regularly opposed by other companies. In spite of its efforts, Marel may be unable to prevent third parties from using its technology without its authorization, or from independently developing technology that is similar to Marel’s equipment, systems, software and services, particularly in those countries where the laws do not protect proprietary rights as fully as in others. There is also a risk that third parties, including Marel’s current competitors, will claim that Marel’s products infringe on their intellectual property rights. These third parties may bring infringement claims against Marel or its customers, which may invalidate Marel’s intellectual property rights or force Marel to discontinue the offering of certain products, any of which may adversely affect Marel’s reputation, results of operations and customer relationships, even if such claims turn out to be without merit. Any failure to protect its intellectual property or adequately defend itself against allegations of infringement could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.27	Marel is subject to risks associated with failures in information systems and cyber-security.

The operation of many of Marel’s business processes depends on the uninterrupted availability of its IT systems and, to maintain competitiveness, Marel is increasingly reliant on automation, centralized operation and new technologies to manage and monitor its complex production activities. As a consequence, any localized or widespread system failure, whether deliberate (such as an outage resulting from a cyber-attack) or unintentional (such as network, hardware or software failure), could have adverse effects at various levels. Threats to its control systems are not limited by geography as Marel’s digital infrastructure is inter-connected and accessible globally. Marel also uses third party suppliers of digital infrastructure, such as Microsoft, SAP, Oracle and Salesforce. This exposes Marel to the risk of system failures in, or attacks on, such third-party infrastructure, which may negatively impact or interrupt Marel’s business.

Although Marel has security barriers, policies and risk management processes in place that are designed to protect its information systems and digital infrastructure against a range of security threats, there can be no assurance that such attacks will not occur, which would have an adverse impact on its operations.

Any failure to protect its information systems and digital infrastructure from any of the foregoing or other IT risks could affect the confidentiality, integrity or functionality of such systems, including those critical to Marel’s operations. In addition, Marel could face regulatory action, legal liability, damage to its reputation, a significant reduction in revenue or increase in costs, a shutdown of its operations, any of which could have a material adverse effect on its business, results of operations and financial condition.

1.5.28

Marel is subject to applicable regulations in the jurisdictions in which it operates and changes to the regulatory environments, or any failure to comply with applicable laws, regulations and codes of practice, may negatively affect its business.

The goods that Marel produces and the services it provides are subject to regulation and, in certain instances, supervision by various regulatory bodies, in particular in relation to industrial, health, safety and environmental standards. Existing laws and regulations, as well as potential future changes in such legal frameworks or the interpretation or enforcement of such, influence how Marel operates its business. Marel must comply with, and is affected by, these various regulations, which may reduce its operational flexibility and negatively affect its business. Marel’s failure to comply with these regulations, in particular those relating to the environment and health and safety, could result in the imposition of penalties and reputational damage, which could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.29	Marel’s financial results may be affected by various legal and regulatory proceedings.

Marel is subject to litigation and regulatory proceedings in the normal course of business. Marel could experience additional claims in the future, some of which could be material. The outcomes of litigation and similar disputes are often difficult to predict reliably and may result in decisions or settlements more adverse to Marel than expected. Various factors and developments could lead Marel to make changes in estimates of liabilities and related insurance receivables, where applicable, or make additional estimates, including new or modified estimates as a result of a judicial ruling or judgment, a settlement, regulatory developments or changes in applicable law.

These types of claims and proceedings may expose Marel to monetary damages, direct or indirect costs, direct or indirect financial loss, civil and criminal penalties, or harm to its reputation, all of which could have an adverse effect on Marel’s business. Claims against Marel, regardless of merit, could subject it to costly litigation or proceedings and divert management’s attention from its regular responsibilities. Adverse regulatory actions against Marel or adverse judgments in litigation to which Marel is a party may lead to it being forced to suspend certain business activities or pay damages, or make it subject to enforcement orders. If any of the foregoing occurs, it could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.30	Marel is subject to certain tax risks, including unfavorable tax law changes and tax authority rulings, which may adversely affect its tax expense and net profits.

Marel’s global operations expose it to a wide range of tax laws and authorities. Moreover, the tax laws applicable to Marel’s business activities are subject to interpretation. The taxing authorities in the jurisdictions in which Marel operates may challenge Marel’s tax positions, which could increase Marel’s effective tax rate and harm its financial position. In addition, Marel’s future income taxes could be higher than expected if earnings are lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, or by changes in tax laws, regulations, or accounting principles. Consequently, Marel’s future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in Marel’s overall profitability, changes in tax laws or treaties or in their application or interpretation, changes in statutory tax rates, changes in generally accepted accounting principles, changes in the valuation of DTAs and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of Marel’s tax exposures. As of 31 December 2023, Marel had recognized a net DTA of EUR 38.9 million. There can be no assurance that Marel will be permitted to fully utilize its DTAs by the relevant local tax authority. Marel is also subject to the continuous examination of its income tax returns by tax authorities around the world. Marel regularly assesses the likelihood of an adverse outcome resulting from these examinations. If Marel’s effective tax rates were to increase for any reason, or if the ultimate determination of Marel’s tax liability exceeds amounts previously accrued, it could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.31	The covenants contained in Marel’s financing arrangements may limit its financial and operating flexibility.

The agreements governing Marel’s borrowing under its Dutch Revolving Credit Facility and the Promissory Notes require it to comply with restrictive financial covenants that are customary for borrowers comparable to Marel, including leverage and interest cover covenants in the Dutch Revolving Credit Facility and a leverage-based margin step-up mechanism under the Promissory Notes. Failure to comply with those covenants may lead to Marel defaulting under its Dutch Revolving Credit Facility and the Promissory Notes, restrict the availability of credit to Marel and result in the acceleration of Marel’s obligations to repay its long-term debt, which may require raising additional capital or borrowings. There can be no assurance of the availability of such additional capital or borrowings at the relevant time or, if available, whether it would be on acceptable terms. This could have a material adverse impact on Marel’s business, results of operations and financial condition.

1.5.32	Marel may sustain substantial losses not covered by, or exceeding the coverage limits of, its insurance policies, and its insurance premiums may increase.

Marel’s group-wide insurance policies include insurance to cover risks associated with its business, including general liability, freight insurance, business continuity and directors’ and officers’ liability insurance. Marel uses insurance brokers to maintain coverage across jurisdictions. Marel believes that the types of amounts of insurance coverage that it maintains are consistent with customary industry standards in the jurisdictions where it operates. Marel’s insurance policies are, however, subject to exclusions and limitations of liability. Marel may, therefore, have limited or no coverage relating to certain risks. Marel also does not maintain separate funds or otherwise set aside reserves to cover losses or third-party claims from uninsured events. Should an uninsured loss or a loss in excess of its insurance limits occur or be likely to occur, Marel may have to incur material costs to cover such loss or have make material reserves in its statement of financial position.

Following multiple claims or after one major claim, its insurance premiums may be increased or the terms and conditions of its insurance coverage may worsen. This may also occur following a general change in the insurance markets. There can be no assurance that Marel will continue to be able to obtain sufficient insurance for the risks incurred in connection with its business operations on terms and under conditions it believes are economically justifiable. If Marel sustains damages for which it has insufficient or no insurance coverage, this could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.33	The requirements of being a dual-listed company may strain Marel’s resources and divert management’s attention.

As a dual-listed company listed on Nasdaq Iceland and Euronext Amsterdam, Marel is subject to reporting requirements and certain other applicable requirements under Dutch law, including, but not limited to, the Market Abuse Regulation and the Dutch Financial Supervision Act, in addition to its ongoing legal requirements under Icelandic law. The requirements of these rules and regulations increase its legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and in certain instances place additional strain on resources. In addition, the applicable legal requirements or the interpretation of such requirements by regulators and courts may differ or conflict between Iceland and the Netherlands, which could expose Marel to additional costs, sanctions and/or fines. Any of these factors could have a material adverse effect on Marel’s business, results of operations and financial condition.

1.5.34	Marel’s operations expose it to a variety of financial risks that include the effects of changes in price, foreign exchange risk, interest rate risk, credit risk and liquidity risk.

Marel’s operations expose it to a variety of financial risks that include the effects of changes in price, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Marel’s overall risk management program seeks to minimize potential adverse effects as noted below.

Foreign Exchange Risk

Marel operates internationally and is particularly exposed to fluctuations in the exchange rates of the USD, the British pound sterling, ISK and the Brazilian real, primarily with respect to the EUR, as the EUR is Marel’s reporting currency. Marel generally seeks natural hedges in its operations by matching revenues and operational costs as much as possible, with its main exposure being to revenues earned in USD and costs incurred in ISK (approximately 6% of costs incurred in the year ended 31 December 2023 were in ISK whereas less than 1% of revenues for that period were earned in ISK). Marel monitors foreign exchange risk arising from commercial transactions, recognized assets and liabilities (transaction risk) that are determined in a currency other than the entity’s functional currency. Currency exposure arising from net assets of Marel’s major foreign operations (translation risk) is managed primarily through funding denominated in the main operational currencies to create natural hedging in the balance sheet. If necessary, Marel seeks to hedge its financial exposure in accordance with its general policy within set limits. In line with Marel’s risk management policy, Marel hedges up to 80% of its estimated foreign currency exposure in ISK relating to forecasted transactions over the following 12 months.

Interest Rate Risk

Marel’s income and operating cash flows are impacted by changes in market interest rates. The interest rates of a majority of Marel’s leases, where it is lessee, are fixed at their inception. These leases expose the company to fair-value interest rate risk.

Marel’s cash-flow interest rate risk arises from long-term borrowings. Borrowings at variable rates expose the company to cash-flow interest rate risk, while borrowings at fixed rates expose it to fair-value interest rate risk. Marel manages its cash-flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting floating-rate financing to fixed rates. Marel obtains long-term financing at floating rates and swaps a portion of this to fixed rates. The risk involved, measured as the potential increase in interest paid during the coming year based on a defined movement in interest rates, is monitored and evaluated regularly. To ensure the certainty of future interest cash flows and compliance with debt covenants, Marel maintains a hedging policy under which it hedges 50-70% of its exposure to interest rate risks associated with its core debt with an interest rate swap with a maximum maturity of five years.

Credit Risk

Marel is exposed to credit risk from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The following table sets forth Marel’s maximum exposure to credit risk for the periods indicated:

	Three months ended 31 March		Year ended 31 December
(In EUR million)	2024	2023	2023	2022
Trade receivables — net	196.5	231.7	215.2	218.3
Derivative Financial Instruments	3.2	4.0	1.7	3.3
Other receivables and prepayments	94.2	102.7	85.9	99.0
Cash and cash equivalents	35.9	63.8	69.9	75.7
Total	329.3	402.2	372.7	396.3

Marel has no significant concentrations of credit risk. Marel seeks to minimize credit risk by closely monitoring credit granted to customers and by obtaining security to cover potential losses. Marel has policies in place to ensure that sales of products and services are made to customers with an acceptable credit history and that products are not delivered until payments are secured.

Marel does its banking with a diversified set of financial institutions around the world. Marel has policies in place to limit the amount of credit exposure to any one financial institution.

Liquidity Risk

Due to the dynamic nature of the underlying businesses, Marel aims to maintain flexibility in funding by maintaining availability under the Dutch Revolving Credit Facility, which can be used both as a revolver and to issue guarantees for down payments. As of 31 March 2024, Marel had EUR 351.0 million of borrowings outstanding under the Dutch Revolving Credit Facility as well as EUR 8.4 million issued guarantees, reflecting a utilization of EUR 359.4 million of the EUR 700.0 million available under the Dutch Revolving Credit Facility, leaving a headroom of EUR 340.7 million. The Dutch Revolving Credit Facility is subject to interest cover and leverage covenants. As of 31 March 2024, Marel was in compliance with all covenants under its loan documents.

Cash flow forecasts are done by Marel Group Treasury. Group liquidity reports are viewed by management on a monthly basis. Marel has a cross-border notional cash pool with the aim of making better use of its cash position and to further decrease the amount of idle cash.

1.6	Risks relating to JBT Shares

1.6.1	Marel Shareholders who receive JBT Offer Shares in the Transaction will have rights as JBT Stockholders that differ from their current rights as Marel Shareholders.

Upon completion of the Transaction, Marel Shareholders who receive JBT Offer Shares will become JBT Stockholders and, therefore, their rights as stockholders will be governed by Delaware law and JBT’s governing documents. The rights associated with JBT Shares and the responsibilities of the JBT Board under Delaware law and JBT’s governing documents are different than the rights Marel Shareholders currently have and the responsibilities of the Marel Board under Icelandic law and Marel’s governing documents. Situations may arise where the rights associated with Marel Shares would have provided benefits to Marel Shareholders that will not be available with respect to their holdings of JBT Shares. See section 27.4 “Comparison of Shareholder Rights”.

1.6.2	Nasdaq Iceland may not list JBT Offer Shares on its exchange, which may limit the ability of shareholders to transact in the JBT Offer Shares.

Because Marel Shareholders who receive JBT Offer Shares as consideration can choose to receive JBT Offer Shares listed on either the NYSE or Nasdaq Iceland, JBT currently intends to list the JBT Offer Shares issued in connection with the Transaction on Nasdaq Iceland. Neither JBT nor Marel can assure you that JBT will be able to meet all listing requirements or that Nasdaq Iceland will permit the listing of such JBT Offer Shares. Even if such JBT Offer Shares are listed on Nasdaq Iceland, the combined company may be unable to maintain such listing in the future. If JBT fails to list such JBT Offer Shares on Nasdaq Iceland or maintain such listing, it may limit the ability of shareholders to transact in JBT Shares, including the JBT Offer Shares.

1.6.3	The market price of JBT Shares may be volatile, and the value of your investment could materially decline.

Investors who hold JBT Shares, including JBT Offer Shares, may not be able to sell their shares at or above the price at which they acquired such shares. The prices of JBT Shares and Marel Shares have fluctuated materially from time to time, and the combined company cannot predict the price of the JBT Shares following the consummation of the Transaction. Broad market and industry factors may materially harm the market price of JBT Shares, regardless of the combined company’s operating performance. In addition, the price of JBT Shares may be dependent upon the projections, valuations and recommendations of the analysts who cover the combined company’s business, and if its results or financial guidance do not meet the analysts’ projections and expectations, the price of JBT Shares could decline because of analysts lowering their projections, valuations and recommendations or otherwise.

1.6.4

If the JBT Offer Shares are listed on Nasdaq Iceland, the combined company will be subject to reporting requirements under Icelandic law, and adherence to these requirements could increase the combined company’s operating costs.

Following the intended listing of the JBT Offer Shares to be issued in the Transaction on Nasdaq Iceland, the combined company will be subject to reporting requirements and certain other applicable requirements under Icelandic law, including, but not limited to, the Market Abuse Regulation. Adherence to the requirements of these rules and regulations may increase the combined company’s legal, accounting and financial compliance costs, make certain activities more difficult, time consuming and costly, place additional strain on resources and divert management’s attention away from other business matters. In addition, the applicable legal requirements or the interpretation of such requirements by regulators and courts may differ or conflict which could expose the combined company to additional costs, sanctions and/or fines. Any of these factors could have a material effect on the combined company’s business, results of operations and financial condition.

1.6.5

In connection with completion of the Transaction and if the JBT Offer Shares are approved for listing on Nasdaq Iceland, the JBT Shares will be listed and traded on two separate markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in the price of JBT Shares.

In connection with completion of the Transaction and if the JBT Offer Shares are approved for listing on Nasdaq Iceland, the JBT Shares will be listed and traded both on the NYSE and on Nasdaq Iceland. While the JBT Shares are traded on both markets, price and volume levels could fluctuate significantly on either market, independent of the share price or trading volume on the other market. Investors could seek to sell or buy JBT Shares to take advantage of any price differences between the two markets through a process referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the price of JBT Shares on either exchange and in the volume of JBT Shares available for trading on either market. In addition, JBT Stockholders in either jurisdiction will not immediately be able to transfer such shares for trading on the other market without effecting necessary procedures with JBT’s transfer agents/registrars. This could result in time delays and additional cost for such holders.

1.6.6	Any dividend paid in respect of the JBT Shares is subject to various factors, including the financial condition and results of operations of the combined company.

The dividend policy of the combined company will be determined following completion of the Transaction. Any dividend paid or changes to dividend policy are within the discretion of the JBT Board and will depend upon many factors, including the financial condition and results of operations of the combined company, legal requirements, restrictions in any debt agreements that limit the combined company’s ability to pay dividends to JBT Stockholders and other factors the JBT Board deems relevant.

2.  GENERAL INFORMATION

This Prospectus has been prepared under Icelandic law and has been drawn up in accordance with Articles 3 and 6 of the Prospectus Regulation and in compliance with the requirements set out in the Delegated Prospectus Regulation and has been approved by the Icelandic FSA, as the competent authority under the Prospectus Regulation, in accordance with Article 20 of the Prospectus Regulation. The Icelandic FSA only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such an approval should not be considered as any type of support or endorsement of JBT or Marel or a statement as to the quality of the securities referred to in this Prospectus.

JBT has requested the Icelandic FSA to notify its approval in accordance with Article 25(1) of the Prospectus Regulation to the competent authority in the Netherlands, the Netherlands Authority for the Financial Markets, with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Regulation.

In this Prospectus, the “Offeror” refers to John Bean Technologies Europe B.V., “JBT” refers to John Bean Technologies Corporation, the “JBT Group” refers to JBT and its consolidated subsidiaries, unless the context requires otherwise, “Marel” refers to Marel hf., the “Marel Group” refers to Marel and its consolidated subsidiaries, unless the context requires otherwise, and in this Prospectus, the JBT Group and the Marel Group are together referred to as the “combined company” and assumes that the Transaction, including the Offer, is successfully completed as contemplated in this Prospectus.

The Offer will be carried out under Icelandic law, and applicable provisions of the securities laws of the United States of America, including the Exchange Act and the Securities Act, and each of JBT and the Offeror has not taken any action and will not take any action in any jurisdiction, with the exception of Iceland, the Netherlands, Denmark and the U.S., that is intended to result in a public offering of the JBT Offer Shares.

The information in this Prospectus is as of the date printed on the front of the cover, unless expressly stated otherwise. Any delivery of the attached Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the JBT Group and/or the Marel Group since, or that the information in this Prospectus is correct at any time subsequent to the date of this Prospectus.

In deciding whether to accept the Offer, Marel Shareholders must rely on their own assessment of the Offeror, the JBT Offer Shares, the combined company, the JBT Group and the Marel Group and the terms of the Offer, as described in this Prospectus, including the merits and risks involved. Any decision to accept the Offer should be based on the assessments of the information in this Prospectus, including the legal basis and consequences of the Offer, and including possible tax consequences that may apply, before deciding whether or not to accept the Offer. Neither the Offeror nor JBT has authorised any person to give any information or make any representation not contained in this Prospectus. The JBT Group does not accept any responsibility for, and can make no assurances as to, the reliability, accuracy or completeness of any information provided by others, nor the fairness or appropriateness of any forecasts, views or opinions expressed by others regarding the Transaction, JBT, Marel or (when applicable) the combined company. JBT makes no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. The information included in the Offer Document does not form part of and is not incorporated by reference into this Prospectus. Marel Shareholders must not construe the contents of this Prospectus as legal, investment or tax advice. Each Marel Shareholder should consult their own counsel, accountant or business advisor as to legal, investment and tax advice and related matters pertaining to any decision to accept the Offer or to invest in the JBT Offer Shares, if they deem it necessary.

If a significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus that is capable of affecting the assessment of the JBT Offer Shares arises or is noted between the date of this Prospectus and the Offer Closing Time or, if applicable, the start of trading of JBT Offer Shares on

Nasdaq Iceland, then a prospectus supplement must be announced in accordance with the provisions of the Prospectus Regulation. Such a supplement will be subject to an approval by the Icelandic FSA.

Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable, whether expressly, by implication or otherwise, be deemed to modify or supersede statements contained in this Prospectus. Any statement so modified or superseded shall, except as so modified or superseded, no longer constitute a part of this Prospectus.

Marel Shareholders should read this section 2 “General Information” carefully before deciding to accept the Offer.

2.1 Supplements

If a significant new factor, material mistake or inaccuracy relating to the information included in this Prospectus that may affect the assessment of the JBT Offer Shares arises or is noted between the date of this Prospectus being approved by the Icelandic FSA and the Offer Closing Time or, if applicable, the start of trading of JBT Offer Shares on Nasdaq Iceland, whichever occurs later, a supplement to this Prospectus is required. Such a supplement will be subject to approval by the Icelandic FSA in accordance with Article 23 of the Prospectus Regulation and will be made public in accordance with the relevant provisions under the Prospectus Regulation. The summary shall also be supplemented, if necessary, to take into account the new information included in the supplement. In case a significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus that may affect the assessment of the JBT Offer Shares arises after the later of the Offer Closing Time and the start of trading of the JBT Offer Shares on Nasdaq Iceland, JBT and the Offeror will not supplement this Prospectus.

Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable, whether expressly, by implication or otherwise, be deemed to modify or supersede statements contained in this Prospectus or in a document that is incorporated by reference in this Prospectus. Any statement so modified or superseded shall, except as so modified or superseded, no longer constitute a part of this Prospectus.

Marel Shareholders should read this section 2 “General Information” carefully before deciding to accept the Offer.

2.2 Special notice regarding the Marel Group

This Prospectus contains certain information pertaining to the commercial, financial, operational and legal position of Marel or other entities within the Marel Group which JBT has received from the Marel Group and/or which has been extracted from publications, reports and other documents prepared by the Marel Group. While JBT can confirm that any information received from the Marel Group and/or extracted from publications prepared by the Marel Group has been accurately described and reproduced, JBT has not independently verified and consequently cannot give any assurances as to the accuracy of the information as presented in this Prospectus which has been received from, or has been extracted from publications, reports or other documents prepared by, the Marel Group, and as a result, JBT’s estimates of the impact of completion of the Offer on the unaudited pro forma condensed combined financial information in this Prospectus may be incorrect.

2.3 Notices to Marel Shareholders of certain restrictions to the Offer

The acceptance of the Offer outside Iceland, the Netherlands, Denmark and the United States may be subject to legal restrictions.

Marel Shareholders who come into possession of the Offer Document and/or this Prospectus outside of Iceland, the Netherlands, Denmark and the United States and/or who wish to accept the Offer outside of Iceland, the

Netherlands, Denmark and the United States are advised to inform themselves of the relevant applicable legal provisions and to comply with them. Neither the Offeror nor persons acting in concert with the Offeror within the meaning of Article 100(1) of the Icelandic Takeover Act assume responsibility for the acceptance of the Offer outside of Iceland, the Netherlands, Denmark and the United States being permissible under the relevant applicable legal provisions.

No action has been or will be taken in any jurisdiction other than Iceland, the Netherlands, Denmark and the United States that would permit a public offering of the JBT Offer Shares, or permit possession or distribution of the Offer Document and/or this Prospectus or any advertising material relating to the JBT Offer Shares, except as described herein or in the Offer Document.

The Offer is not being made, and Marel Shares will not be accepted for purchase from or on behalf of persons, in any Restricted Jurisdiction. Persons obtaining the Offer Document and/or this Prospectus and/or into whose possession the Offer Document and/or this Prospectus comes are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither the Offeror nor any of its advisors accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward the Offer Document and/or this Prospectus or any related document to any jurisdiction outside Iceland, the Netherlands, Denmark and the United States should inform themselves of the laws of the relevant jurisdiction and should also carefully read the information contained in the section 2 “General information” before taking any action. The distribution of the Offer Document and/or this Prospectus in jurisdictions other than Iceland, the Netherlands, Denmark or the United States may be restricted by law, and, therefore, persons who come into possession of the Offer Document and/or this Prospectus should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

Any failure to comply with these restrictions may constitute a violation of applicable securities laws. It is the responsibility of all persons obtaining the Offer Document, the acceptance form included as Appendix 1 in the Offer Document, this Prospectus and/or other documents relating to the Offer Document and/or this Prospectus or to the Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of the Offer Document and/or this Prospectus who is in any doubt in relation to these restrictions should consult his or her professional advisors in the relevant jurisdiction. Neither the JBT Group nor any advisor to the JBT Group accepts or assumes any responsibility or liability for any violation by any person whomsoever of any such restriction. Neither the Offer Document nor this Prospectus represents an offer to acquire or obtain securities other than Marel Shares.

2.4 Special notice to Marel Shareholders in the United States

Pursuant to applicable U.S. securities laws, in the United States, JBT filed the Registration Statement in the United States with respect to the JBT Offer Shares. No offer of JBT Offer Shares will be made except by means of the prospectus forming part of the Registration Statement that meets the requirements of Section 10 of the Securities Act. JBT intends to maintain the listing of JBT Shares on the NYSE, and JBT also intends to list the JBT Offer Shares on Nasdaq Iceland under a ticker symbol to be determined prior to the Offer Closing Time. JBT cannot assure you that the JBT Offer Shares will be approved for listing on Nasdaq Iceland.

The Offer and this Prospectus are subject to the laws and regulations of Iceland. The Offer relates to the securities of an Icelandic company and is subject to the disclosure requirements applicable under Icelandic law, which may be different in material aspects from those applicable in the U.S. The Offer is being made in the U.S. pursuant to Section 14(e) of, and Regulation 14E promulgated under, the Exchange Act subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act, to the extent applicable, and otherwise in accordance with the requirements of Icelandic law. The Offer is not subject to Section 14(d)(1) of, or Regulation 14D promulgated under, the Exchange Act. Marel is not currently subject to the periodic reporting requirements under the Exchange Act and is not required to, and does not, file any reports with the SEC thereunder.

The Offer is made to Marel Shareholders whose place of residence, seat or habitual residence is in the U.S. (the “U.S. Company Shareholders”) on the same terms and conditions as those made to all other Marel Shareholders to whom the Offer is made.

The procedures for the tender of Marel Shares and settlement of the consideration due to each Marel Shareholder who accepts the Offer will be carried out in accordance with the rules applicable in Iceland, which may differ in material aspects from the rules and procedures applicable to a tender offer for the securities of a domestic U.S. company. In addition, certain financial information in this Prospectus has been prepared in accordance with IFRS and therefore may not be comparable to financial information relating to U.S. companies and other companies whose financial information is presented in accordance with GAAP.

It may be difficult for Marel Shareholders to enforce their rights and any claim they may have arising under the U.S. securities laws, since the Offeror and Marel are located in non-U.S. jurisdictions, and some or all of their respective officers and directors are residents of non-U.S. jurisdictions. All or a substantial portion of the assets of such individuals may be located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon such individuals, or to enforce against such individuals in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States.

The receipt of cash pursuant to the Offer by a U.S. Company Shareholder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each Marel Shareholder is urged to consult its independent professional advisor immediately regarding the tax consequences of accepting the Offer.

NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED ANY OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

2.5 Special notice to Marel Shareholders in the European Economic Area

In any Relevant State, the Offer Document and this Prospectus are only addressed to, and is only directed at Marel Shareholders in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including Qualified Investors, within the meaning of the Prospectus Regulation.

The Offer Document and this Prospectus have been prepared on the basis that all offers of JBT Offer Shares offered in the Offer, other than the offer contemplated in Iceland, the Netherlands and Denmark, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offer of JBT Offer Shares. Accordingly, any person making or intending to make any offer within a Relevant State of JBT Offer Shares, which is the subject of the offer contemplated in the Offer Document and this Prospectus, may only do so in circumstances in which no obligation arises for the Offeror to produce a prospectus for such offer. The Offeror has not authorised, and the Offeror will not authorise, the making of any offer of JBT Offer Shares through any financial intermediary, other than offers made by the Offeror which constitute the final offer of JBT Offer Shares contemplated in the Offer Document and this Prospectus.

The JBT Offer Shares offered in the Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing, an offering of the JBT Offer Shares offered in the Offer may be made in a Relevant State, subject to obtaining the prior consent of the Offeror: (i) to any Qualified Investor; (ii) to fewer than 150 natural or legal persons per Relevant State (other than Qualified Investors); (iii) to investors who acquire JBT Offer Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstance falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this section, the expression an “offer to the public” in relation to any JBT Offer Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Offer as to enable an investor to decide to participate in the Offer.

2.6 Cautionary statement regarding forward-looking statements

This Prospectus contains statements that are, or may be considered to be, forward-looking statements within the meaning of the federal securities laws. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases. Any forward-looking statement contained in this Prospectus is based upon JBT’s and Marel’s historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by the Offeror, JBT, Marel or any other person that the future plans, estimates or expectations contemplated by us will be achieved. These forward-looking statements include, among others, statements regarding the benefits of the Transaction, the anticipated timing of the Transaction and JBT’s and Marel’s projected future financial and operating results. The factors that could cause our actual results to differ materially from expectations include but are not limited to the following factors:

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement or the inability to complete the Transaction on the anticipated terms and timetable;

•

the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction;

•	the possibility that JBT Stockholders may not approve the issuance of new JBT Shares in the Offer;

•	the risk that Marel and/or JBT may not be able to satisfy the conditions to the Offer in a timely manner or at all;

•

the risk that the Transaction and its pendency could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, as well as on their operating results and businesses generally;

•	the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected;

•

the risk that the combined company may be unable to achieve the anticipated benefits and synergies of the Transaction or it may take longer than expected to achieve those anticipated benefits and synergies; and

•	the risks, uncertainties and assumptions described in section 1 “Risk Factors.”

The foregoing list of factors is not exhaustive. Additional information concerning risks, uncertainties and assumptions can be found in JBT’s filings with the SEC, including the risk factors discussed in JBT’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and future filings with the SEC. See section 1 “Risk Factors” and section 35 “Information Incorporated by Reference”. If one or more of those or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may vary materially from what JBT or Marel projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by any forward-looking statements. The forward-looking statements included in this Prospectus are made only as of the date hereof, and JBT undertakes no obligation to publicly update or revise any forward-looking statement made by it or on its behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

In addition, statements that “JBT believes,” “the Offeror believes” or “Marel believes” and similar statements reflect JBT’s, the Offeror’s and Marel’s beliefs and opinions, as applicable, on the relevant subject. These statements are based on information available to JBT, the Offeror and/or Marel as of the date of this Prospectus. While JBT, the Offeror and Marel believe that information provides a reasonable basis for the statements ascribed to them, that information may be limited or incomplete. None of JBT’s, the Offeror’s and Marel’s statements should be read to indicate that it has conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although JBT, the Offeror and/or Marel believe the expectations reflected in the forward-looking statements ascribed to them were reasonable at the time made, they cannot guarantee future results, level of activity, performance or achievements. Moreover, neither JBT nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Prospectus and any subsequent written or oral forward-looking statements that may be issued by JBT, the Offeror and/or Marel and/or persons acting on their behalf.

2.7 Enforcement of civil liabilities and service of process

The ability of Marel Shareholders in jurisdictions other than the Netherlands, and in particular the United States, to bring any action against the Offeror may be limited under applicable laws and regulations.

At the date of this Prospectus, the Offeror is incorporated under Dutch law. A significant portion of the Offeror’s assets are located outside of the United States. As a result, it may be impossible or difficult for investors to effect service of process within the United States upon such persons or the Offeror or to enforce against them in U.S. courts a judgment obtained in such courts. In addition, there is doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal or state securities laws of the United States or judgments of US courts, including judgments based on the civil liability provisions of the US federal or state securities laws.

As of the date of this Prospectus, neither the United States nor the Netherlands have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, the Hague Convention on Choice of Court Agreements has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention on Choice of Court Agreements does not apply to one-sided exclusive jurisdiction clauses. Accordingly, a judgment rendered by a court in the United States would not automatically be recognized and enforced by the Dutch courts. However, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the United States which is enforceable in the United States and files his claim with the competent Dutch court, the Dutch court will in principle recognize and give effect to such foreign judgment without substantive re-examination or re-litigation on the merits insofar as it finds that: (i) the jurisdiction of the U.S. court has been based on a ground of jurisdiction that is generally acceptable according to international standards; (ii) the judgment by the US court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice that includes sufficient safeguards (NL. behoorlijke rechtspleging); or (iii) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgement in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (NL. openbare orde). Even if such foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is no longer formally enforceable in the country of origin.

Enforcement of any foreign judgment in the Netherlands will be subject to the rules of Dutch Code of Civil Procedure (NL. Wetboek van Burgerlijke Rechtsvordering). Judgments may be rendered in a foreign currency but enforcement is executed in euro at the applicable rate of exchange. Under these circumstances, a Dutch court has the power to stay proceedings (NL. aanhouden) or to declare it has no jurisdiction if concurrent proceedings are being brought elsewhere.

The Lugano Convention on jurisdiction and the recognition and enforcement of judgements in civil and commercial matters (the “Lugano Convention”) is in force between the EU and Iceland. The Lugano Convention and protocols 1, 2 and 3 are incorporated into Icelandic law with Act no. 7/2011. Subject to the conditions set forth in the Lugano Convention, it forms the basis on which international jurisdiction of the courts is determined, facilitates recognition of foreign judgements and sets out an expeditious procedure for securing the enforcement of judgements in Iceland.

The United States and Iceland do not currently have a treaty providing for reciprocal recognition and enforcement of judgements, other than arbitration awards according to the New York Convention 1958, in civil and commercial matters. Accordingly, a judgement rendered by a court in the United States will not be recognized and enforced by the Icelandic courts. It is a general principle of Icelandic law that foreign judgements do not have legal effect in Iceland unless such effect is provided for in legislation. Because Icelandic law does not provide that judgements rendered by a court in the United States will have specific legal effects in Iceland, such judgements will have limited relevance to the resolution of claims in Icelandic courts. Judgements rendered by a court in the United States can provide guidance on the interpretation of U.S. law to the extent that such judgments govern the subject of the dispute and have probative value as to disputed facts if the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, the defendant has been given a reasonable opportunity to defend the claims made and proper legal procedures have been observed and except to the extent that the foreign judgement contravenes Icelandic public policy.

3.  RESPONSIBILITY STATEMENT

This Prospectus has been made available by JBT and the Offeror.

3.1	JBT’s and the Offeror’s Responsibility Statement

This Prospectus has been made available by JBT and the Offeror which are responsible for the information contained therein. Both JBT and the Offeror declare that, to the best of their knowledge, the information contained in this Prospectus is in accordance with the facts and that this Prospectus makes no omission likely to affect its import.

This Prospectus has been drawn up in accordance with Articles 3 and 6 of the Prospectus Regulation and in compliance with the requirements set out in the Delegated Prospectus Regulation and has been approved by the Icelandic FSA pursuant to Article 20 of the Prospectus Regulation.

Arion Bank has been retained by JBT to manage the admission to listing and trading on Nasdaq Iceland of the JBT Offer Shares.

No representation or warranty, express or implied, is made or given by, or on behalf of, Arion Bank or any of its respective affiliates or representatives or any of its respective directors, officers or employees or any other person, as to the accuracy, completeness, verification or fairness of the information or opinions contained in this Prospectus, or incorporated by reference herein, and nothing in this Prospectus, or incorporated by reference herein, is, or shall be relied upon as, a promise or representation by Arion Bank or any of its respective affiliates or representatives, or any of its respective directors, officers or employees or any other person, as to the past or future. Arion Bank or its respective directors, officers or employees or any other person in any of their respective capacities in connection with the Offer and/or the potential listing of JBT Offer Shares on Nasdaq Iceland does not accept any responsibility whatsoever for the accuracy, completeness or verification of the contents of this Prospectus or for any other statements made or purported to be made by either itself or on its behalf in connection with JBT, the Offeror, the combined company, the Offer and/or the potential listing of JBT Offer Shares on Nasdaq Iceland or the JBT Offer Shares. Accordingly, Arion Bank and its respective affiliates and representatives, its respective directors, officers and employees and any other person disclaim, to the fullest extent permitted by applicable law, all and any liability, whether arising in tort or contract or which it might otherwise be found to have in respect of this Prospectus and/or any such statement.

20 June 2024
John Bean Technologies Corporation
Brian A. Deck, President and Chief Executive Officer	/s/ Brian A. Deck
John Bean Technologies Europe B.V.
Sherri Nicole Speaks, Managing Director	/s/ Sherri Nicole Speaks
Noah Nathaniel Popp, Managing Director	/s/ Noah Nathaniel Popp
Olaf Sijrier, Managing Director	/s/ Olaf Sijrier
Bram Jasper Bergsma, Managing Director	/s/ Bram Jasper Bergsma

4.  CERTAIN INFORMATION ABOUT THE COMPANIES

4.1	The Offeror

The name, address and telephone number of the Offeror is:

John Bean Technologies Europe B.V.

Deccaweg 32, 1042 AD Amsterdam, the Netherlands

Telephone: +31 (0)20 6348 486

Website: www.jbtc.com

The contents of the Offeror’s website, including any websites accessible from hyperlinks on the Offeror’s website, or of any other website referred to in this Prospectus, do not form part of and are not incorporated by reference in this Prospectus, and have not been scrutinized or approved by the Icelandic FSA.

The Offeror’s registered office is at Deccaweg 32, 1042 AD Amsterdam, the Netherlands. The Offeror was incorporated as a private limited liability company (NL. besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands on 2 July 2015. The Offeror is registered in the Netherlands under the Dutch Trade Register under no. 63675013.

4.2	JBT

The legal name, address and telephone number of JBT is:

John Bean Technologies Corporation

70 West Madison, Suite 4400

Chicago, Illinois 60602

United States

Telephone: (312) 861-5900

Website: www.jbtc.com

JBT’s commercial name is JBT Corporation. The contents of JBT’s website, including any websites accessible from hyperlinks on JBT’s website, or of any other website referred to in this Prospectus, do not form part of and are not incorporated by reference in this Prospectus, and have not been scrutinized or approved by the Icelandic FSA.

JBT’s registered office is in Chicago, Illinois. JBT was originally incorporated as Frigoscandia, Inc., a corporation under the laws of Delaware on 12 May 1994. JBT’s Delaware File Number is 2402299 and its legal entity identifier is 5493007CT6ATBZ2L6826.

4.3	Marel

The name, address and telephone number of Marel is:

Marel hf.

Austurhraun 9

210 Garðabæ

Iceland

Telephone: +354 5638000

Website: www.marel.com

The information included on or accessible through Marel’s website does not form part of this Prospectus unless that information is incorporated by reference into this Prospectus.

Marel’s registered office is in Garðabær, Iceland. Marel was incorporated as a public limited liability company under the laws of Iceland on 22 April 1983. Marel is registered in Iceland under registration number 620483-0369 and has the legal entity identifier 5299008YTLEN09WTHW26.

5.  PRESENTATION OF FINANCIAL INFORMATION

5.1	Introduction

The table below summarises the financial information included in this Prospectus, including as incorporated by reference. Financial information in this Prospectus consists of or is derived from the documents listed in the table below.

For the purposes of this Prospectus, historical financial information of the JBT Group and the Marel Group has been included for the period covering the years ended 31 December 2023, 2022 and 2021.

JBT has historically prepared its consolidated financial statements in accordance with GAAP and are presented in U.S. dollars, whereas Marel has historically prepared its consolidated financial statements in accordance with IFRS. GAAP differs from IFRS in a number of significant respects. JBT has not reconciled its historical financial statements to, IFRS and hence has not quantified these differences for the Marel Shareholders. The Pro Forma Financial Information included in this Prospectus has been prepared in accordance with the Delegated Prospectus Regulation. For purposes of the unaudited pro forma condensed combined financial information, the historical financial information of Marel has been reclassified to conform to JBT’s financial statement presentation, converted from IFRS to GAAP, and compiled in a manner consistent with the accounting policies adopted by JBT as set forth in its audited historical financial statements. The conversion of Marel’s historical financial information to GAAP allows uniform presentation and accounting principles for the historical financial information to facilitate the comparability of the assets, liabilities, financial position and results of operations between JBT and Marel in the Pro Forma Financial Information.

In deciding whether to accept the Offer, Marel Shareholders must rely on their own examination of JBT, the combined company and the financial information in this Prospectus. Marel Shareholders should consult their own professional advisors for an understanding of the differences between IFRS and GAAP.

Financial information for previously reported periods by JBT and Marel may deviate from subsequently released financial information including as a result of any subsequent retrospective implementation of changes in accounting policies and other adjustments with retrospective effect in accordance with IFRS, with respect to Marel, and GAAP, with respect to JBT.

Financial information about:	Financial information (included elsewhere in this Prospectus or incorporated by reference)
JBT

Condensed Consolidated Financial Statements as of 31 March 2024 and for the quarterly periods ended 31 March 2024 and 2023 and the related notes thereto, which are incorporated by reference to the JBT Q1 2024 10-Q.

Consolidated financial statements as of and for the years ended 31 December 2023, 2022 and 2021 and the related notes thereto audited by PwC, which are incorporated by reference to JBT’s Current Report on Form 8-K, filed on 18 June 2024.

Marel	Condensed Consolidated Interim Financial Statements as of 31 March 2024 and for the three-month period ended 31 March 2024 and the related notes thereto.

Audited consolidated financial statements as of 31 December 2023, 2022 and 2021 and for the years ended 31 December 2023, 2022 and 2021 and the related notes thereto audited by KPMG.

Unaudited pro forma condensed combined financial information for the combined company	Unaudited pro forma condensed combined financial information as of and for the year ended 31 December 2023.

5.2	Presentation of financial information for JBT

This Prospectus incorporates by reference JBT’s consolidated financial statements as of 31 December 2023 and 2022 and for the years ended 31 December 2023, 2022 and 2021 and the related notes thereto, as prepared by JBT in accordance with GAAP and audited by JBT’s independent auditor, PwC, which are incorporated by reference to JBT’s Current Report on Form 8-K filed on 18 June 2024 (the “JBT Audited Consolidated Financial Statements”). The JBT Audited Consolidated Financial Statements, including the auditor’s report thereon, are incorporated into this Prospectus by reference, see section 35 “Information incorporated by reference”.

This Prospectus also incorporates by reference JBT’s condensed consolidated financial statements as of 31 March 2024 and for the quarterly periods ended 31 March 2024 and 2023 and the related notes thereto, as prepared by JBT in accordance with GAAP, which are incorporated by reference to the JBT Q1 2024 10-Q (the “JBT Unaudited Condensed Consolidated Financial Statements”). The JBT Unaudited Condensed Consolidated Financial Statements are incorporated into this Prospectus by reference, see section 35 “Information incorporated by reference”. The JBT Unaudited Condensed Consolidated Financial Statements are unaudited.

References in this Prospectus to JBT’s accounting policies refer to the accounting policies applied in the JBT Audited Consolidated Financial Statements for the years presented. The presentation currency of the JBT Audited Consolidated Financial Statements and the JBT Unaudited Condensed Consolidated Financial Statements is U.S. dollars.

5.3	Presentation of financial information for Marel

This Prospectus includes Marel’s consolidated financial statements and notes as of 31 December 2023 and 2022 and for the years ended 31 December 2023, 2022 and 2021 and the related notes thereto, as prepared by Marel in accordance with IFRS and audited by Marel’s independent auditor, KPMG (the “Marel Audited Consolidated Financial Statements”). The Marel Audited Consolidated Financial Statements, including the auditor’s report thereon, are incorporated into this Prospectus by reference, see section 35 “Information incorporated by reference”.

This Prospectus also incorporates by reference Marel’s condensed consolidated interim financial statements as of 31 March 2024 and for the three-month periods ended 31 March 2024 and 2023 and the related notes thereto, as prepared by Marel in accordance with IFRS (the “Marel Unaudited Condensed Consolidated Interim Financial Statements”). The Marel Unaudited Condensed Consolidated Financial Statements are incorporated into this Prospectus by reference, see section 35 “Information incorporated by reference.” The Marel Unaudited Condensed Consolidated are unaudited.

References in this Prospectus to Marel’s accounting policies refer to the accounting policies applied in the Marel Audited Consolidated Financial Statements for the years presented. The presentation currency of the Marel Audited Consolidated Financial Statements and the Marel Unaudited Condensed Consolidated Interim Financial Statements is EUR.

5.4	Rounding adjustments

Rounding adjustments have been made in calculating some of the financial information included in this Prospectus. As a result, figures shown in some tables may not be exact arithmetic aggregation of the figures that precede them.

5.5	Currency

All references in this Prospectus to “euro”, “EUR” or “€” are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the functioning of the European Community, as amended from time to time. All references to “US dollars”, “US$”, “USD” or “$” are to the lawful currency of the US.

For purposes of the provisions of the Icelandic Takeover Act, the currency in which the Offer is conducted is the Euro. After completion of the Transaction, JBT Shares will remain, and in the case of the JBT Offer Shares to be listed on the NYSE will be, listed on the NYSE and expressed in U.S. dollars.

6.  THE TRANSACTION

6.1	General

On 4 April 2024, the Offeror, JBT and Marel entered into the Transaction Agreement, which provides for, among other things, the following transactions:

The Offeror will effectuate the Offer with Marel Shareholders, whereby Marel Shareholders will have the opportunity to exchange their Marel Shares for JBT Offer Shares, cash or a mix of JBT Offer Shares and cash, subject to certain conditions and proration procedures described in this Prospectus; and upon consummation of the Offer, if at least 90% of the issued and outstanding Marel Shares are acquired by the Offeror, the Offeror will redeem any Marel Shares not exchanged in the Offer by the Offeror under Icelandic law by way of a Squeeze-Out.

For more information about the transactions contemplated in the Transaction Agreement, please see section 7 “Transaction Agreement”.

6.2	Parties to the Transaction

6.2.1	JBT

JBT is a leading global technology solutions provider to high-value segments of the food and beverage industry. JBT designs, produces and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds and leasing operations. As of 31 December 2023, JBT employed approximately 5,100 people worldwide and operated sales, service, manufacturing and sourcing operations in more than 25 countries.

The mailing address of JBT’s principal executive office is 70 West Madison, Suite 4400, Chicago, Illinois 60602, and its telephone number is (312) 861-5900.

6.2.2	Marel

Marel is a leading global provider of advanced processing equipment, systems, software and services to the food processing industry as well as a leading provider in processing solutions for pet food, plant-based proteins and aqua feed, with a presence in over 30 countries and six continents and around 7,300 employees. Marel designs, manufactures, sells and services technologically advanced processing solutions ranging from standard equipment to full-line processing systems, with sophisticated software capabilities and aftermarket services.

The mailing address of Marel’s principal executive office is Austurhraun 9, 210 Garðabær, Iceland, and its telephone number is +354 563 8000.

6.2.3	The Offeror

The Offeror is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, with its statutory seat in Rotterdam, the Netherlands and address at Deccaweg 32, 1042 AD Amsterdam, the Netherlands and registered with the Dutch Trade Register under no. 63675013, and a wholly owned subsidiary of JBT.

The mailing address of the Offeror’s principal executive office is Deccaweg 32, 1042 AD Amsterdam, the Netherlands, and its telephone number is +31 (0)20 6348 486.

6.3	Structure of the Transaction

In the Transaction, Marel’s business will be brought under JBT through the Offer. Following the Offer Closing Time, the Offeror may or will, as applicable, pursue post-Offer reorganizations (more specifically, the Merger or the Squeeze-Out) with respect to Marel.

6.4	Background of the Transaction

JBT management and the JBT Board regularly review JBT’s results of operations, future growth prospects and positions in the industries in which it operates, as well as strategic options for JBT’s business in light of industry, economic and other conditions. In connection with these reviews, JBT from time to time evaluates potential transactions that would further its strategic objectives, including by engaging with representatives of other companies in its industries, investment bankers and investors to explore potential opportunities to enhance shareholder value.

In or around late 2017 and early 2018, representatives of JBT management and Marel management held preliminary discussions on a potential strategic transaction between the parties. In early 2018, JBT submitted a non-binding indication of interest to Marel, which ultimately was rejected by Marel.

On 27 October 2023, JBT and Goldman Sachs discussed the M&A market in general following JBT’s recent disposition of its AeroTech business. Conversations included the possibility of reaching out to Marel in early 2024. Representatives of JBT management considered Goldman Sachs a valued financial advisor because of Goldman Sachs’ qualifications, expertise and reputation in providing strategic and financial advisory services in various industrial M&A transactions, its knowledge of the businesses and affairs of JBT and its knowledge of the industry in which JBT operates.

On 7 November 2023, Mr. Árni Oddur Thordarson resigned as Chief Executive Officer of Marel and Mr. Árni Sigurðsson was appointed as Interim Chief Executive Officer of Marel. On 7 November 2023, Mr. Brian Deck, President and Chief Executive Officer of JBT, emailed Mr. Sigurðsson to congratulate him on his appointment and suggested a virtual meeting.

On 9 November 2023, Mr. Friðrik Johannsson, chairman of the board of directors of Eyrir Invest, Marel’s largest shareholder, contacted Mr. Deck to discuss whether JBT was potentially interested in acquiring Eyrir Invest’s stake in Marel.

During the week of 13 November 2023, Messrs. Deck, Thordarson and Johannsson, along with their respective financial advisors, held multiple telephone conversations to discuss JBT purchasing Eyrir Invest’s stake in Marel. During that series of calls, Mr. Deck indicated to Mr. Johannsson that JBT was not interested in acquiring a minority ownership stake in Marel but noted that JBT might be interested in pursuing a business combination with Marel provided it would not be viewed as a hostile overture, which Mr. Johannsson indicated Eyrir Invest would potentially be supportive of, depending on the valuation.

On 16 November 2023, the JBT Board held a meeting attended by JBT management and representatives of each of Kirkland and Goldman Sachs. JBT management provided an overview on a proposed business combination with Marel, including the rationale and potential structure. Representatives of Goldman Sachs presented, based on publicly available information, a preliminary financial analysis of the proposed transaction. Following discussion, the JBT Board approved the submission to Marel of a non-binding proposal to acquire all of the outstanding Marel Shares for EUR 3.15 per Marel Share (482 ISK per Marel Share based on an ISK/EUR exchange rate of 153.0 as of 16 November 2023), which represented a 32% premium to Marel’s closing share price on 16 November 2023 (the “Initial Proposal”). Also at the meeting, the JBT Board also formed a subcommittee of the JBT Board (the “JBT Subcommittee”), consisting of Alan D. Feldman, Mr. Deck, Maury Devine and Charles L. Harrington, to oversee JBT management in connection with the proposed business combination.

On 18 November 2023, the JBT Subcommittee held a meeting at which JBT management further discussed with the JBT Subcommittee the strategic rationale of a potential combination of JBT and Marel, and provided an update on its negotiations with Eyrir Invest, including with respect to Eyrir Invest providing an irrevocable commitment to support a potential business combination between JBT and Marel (the “Eyrir Undertaking”) as well as Eyrir Invest entering into an exclusivity agreement with JBT pursuant to which Eyrir Invest would agree not to transfer its shares in Marel or take certain other actions for a limited period of time.

The Eyrir Undertaking was executed on 19 November 2023, and committed Eyrir Invest to support JBT’s proposal to acquire Marel by means of a voluntary takeover offer, subject to certain terms (including minimum price and valuation). The Eyrir Undertaking was accompanied by an exclusivity agreement, also dated 19 November 2023, pursuant to which Eyrir Invest agreed to an exclusivity period of two months during which it would not engage in any direct or indirect discussions or negotiations, or enter into any agreements, in each case with respect to, the transfer of its shares in Marel to a third party other than JBT.

On 19 November 2023, JBT submitted to Marel (i) the Initial Proposal and (ii) the Eyrir Undertaking.

On 22 November 2023, a subcommittee of the Marel Board, consisting of Arnar Þór Másson, Ton van der Laan and Dr. Svafa Grönfeldt (the “Marel Subcommittee”), met with Marel management and representatives of J.P. Morgan Securities plc (“J.P. Morgan”) and BBA//Fjeldco (“BBA”), Marel’s legal advisor based in Iceland, to evaluate the terms of the Initial Proposal.

On 24 November 2023, following rumors concerning a potential takeover offer for Marel, Marel issued a press release disclosing that it had received a non-binding initial proposal regarding a potential offer for all of Marel’s shares, although the release did not disclose JBT’s name or any of the material terms of such proposal. Later that same day, after having received verbal guidance from the Icelandic FSA and Nasdaq Iceland, Marel issued a second press release which named JBT as the party that submitted the proposal and disclosed the material terms of the Initial Proposal. The second press release naming JBT triggered a requirement under Icelandic law that JBT announce its intention to launch an offer before 5 January 2024 (unless an extension of such period was granted by the Icelandic FSA). Also on 24 November 2023, JBT issued a press release confirming the Initial Proposal. Later that day, the Marel Board held a meeting at which Marel management and representatives of J.P. Morgan and BBA were present to discuss the Initial Proposal.

On 27 November 2023, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland and Goldman Sachs were present. JBT management provided an overview of developments that occurred in the previous week, including in relation to the Eyrir Undertaking, the Initial Proposal and the subsequent press releases issued on 24 November 2023. Representatives of Goldman Sachs provided an update regarding the status of the transaction and discussed with the JBT Board potential next steps.

On 27 November 2023, the Marel Board held a meeting at which Marel management was present to further discuss the Initial Proposal. The Marel Subcommittee also met that day with Marel management and representatives of J.P. Morgan and BBA to further discuss the Initial Proposal. On 28 November 2023, Marel issued a press release announcing the Marel Board’s determination that the Initial Proposal was not in the best interest of Marel’s shareholders since it did not account for the intrinsic value of the business as well as the inherent risk of executing the proposed transaction.

On 29 November 2023, the JBT Board held a meeting that JBT management and representatives of each of Kirkland, Goldman Sachs and LEX, JBT’s legal advisor in Iceland (“LEX”), attended. JBT management briefed the JBT Board on recent developments, including Marel’s rejection of the Initial Proposal. Following a presentation from representatives of Goldman Sachs of a preliminary financial analysis, LEX provided an overview of the likely considerations of Marel Shareholders from an Icelandic law perspective.

On 5 December 2023, Mr. Feldman, Chairman of the JBT Board, and Mr. Deck held a telephonic discussion with Mr. Sigurðsson to request that Marel engage in discussions with JBT on a potential transaction. Mr. Sigurðsson indicated that he would convey this request to and discuss it further with the Marel Board.

On 6 December 2023, following discussions with Mr. Arnar Þór Másson, Chairman of the Marel Board, Mr. Sigurðsson communicated to Mr. Deck by email that while Marel appreciated the outreach from Messrs.

Feldman and Deck and would continue to comply with its fiduciary duties, Marel was not actively considering engaging in any material corporate transaction at that time.

Also on 6 December 2023, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland, LEX and Goldman Sachs were present. JBT management provided an overview of the potential synergies that could be achieved in connection with the proposed transaction with Marel. Representatives of Goldman Sachs provided an update regarding the status of the transaction and discussed with the JBT Board potential next steps, and LEX presented an overview on the role of boards and directors under Icelandic law. Following the departure of the representatives from Goldman Sachs from the meeting, the JBT Board discussed and approved the terms of the proposed engagement letter to be entered into with Goldman Sachs, which was executed on 7 December 2023.

On 8 December 2023, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland, LEX and Goldman Sachs were present. JBT management presented on the global protein market, including the trends for the global protein food processing equipment market. Representatives of Goldman Sachs provided an overview of the status of the transaction and discussed potential next steps with the JBT Board. Following such discussion, JBT management informed the JBT Board that they would prepare a revised proposal for review at the next JBT Board meeting.

On 10 December 2023, Goldman Sachs delivered a disclosure letter to JBT regarding its relationships with JBT, Marel and Eyrir Invest.

On 11 December 2023, Marel announced the appointment of Mr. Sigurðsson as Chief Executive Officer.

Also on 11 December 2023, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland, LEX and Goldman Sachs were present. JBT management presented on its valuation analysis and representatives of Goldman Sachs presented a preliminary financial analysis. There was a discussion on the terms of a revised proposal (the “Second Proposal”) to Marel for EUR 3.40 per Marel Share (ISK 511 per Marel Share based on an ISK/EUR exchange rate of 150.3 as of 8 December 2023), which represented a 46% premium to Marel’s unaffected share price as of 23 November 2023. Following discussion, the JBT Board instructed JBT management to submit the Second Proposal to Marel.

On 13 December 2023, JBT submitted the Second Proposal to Marel. In addition to the terms described above, the Second Proposal contemplated a secondary listing of JBT Shares on Nasdaq Iceland, proportional representation for Marel on the board of the combined company and a long-term commitment to a significant Icelandic presence to preserve Marel’s heritage. On the same day, the Marel Subcommittee and representatives of J.P. Morgan met to discuss the Second Proposal and related disclosure to be provided to the market. Later that day, each of JBT and Marel issued press releases confirming conveyance and receipt of the Second Proposal. In its press release, Marel indicated that it was evaluating the Second Proposal.

On 14 December 2023, the Marel Subcommittee met with representatives of J.P. Morgan to further discuss the Second Proposal. On 15 December 2023, the Marel Board held a meeting at which Marel management and representatives of J.P. Morgan were present to evaluate the Second Proposal.

On 16 December 2023, Mr. Sigurðsson confirmed to Mr. Deck that the Marel Board had approved further interaction with JBT in connection with a proposed transaction to gain more clarity on the terms of the Second Proposal and JBT’s undertakings expressed therein, although indicated that the proposed value of the Second Proposal was not sufficient.

On 18 December 2023, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland and Goldman Sachs were present to discuss the steps required to announce an intention to launch an Icelandic voluntary takeover offer. In light of the 5 January 2024 deadline to publish an intention to make an offer, there was a discussion and agreement on seeking an extension from the Icelandic FSA, which request was made to the Icelandic FSA on 21 December 2023. Representatives of Goldman Sachs presented a preliminary financial analysis and representatives of Kirkland provided an overview of the regulatory landscape and various other legal considerations in connection with a potential transaction.

On 18 December 2023, Baker delivered a draft mutual non-disclosure agreement to Kirkland. Thereafter, Kirkland and Baker negotiated the terms of this agreement, which was executed on 22 December 2023. On 5 January 2024, Eyrir Invest executed a joinder to the non-disclosure agreement, pursuant to which it acknowledged and agreed to comply with the terms of such non-disclosure agreement as if it was a party thereunder.

Following execution by JBT and Marel of the non-disclosure agreement, JBT and Marel commenced sharing certain due diligence information (including holding discussions on potential synergies) and in January 2024, each opened up online data sites to facilitate the due diligence of each party. The due diligence review of each of JBT and Marel continued until the signing of the Transaction Agreement and included multiple due diligence calls held between the parties, together with their respective advisors.

On 22 December 2023, 28 December 2023, and 4 January 2024, representatives of JBT and Marel held telephonic meetings to discuss JBT’s proposal, including, among other matters, JBT’s estimated financial projections for Marel.

During December 2023 and January 2024, (i) Messrs. Deck and Sigurðsson held various telephonic conversations to discuss certain governance and social matters, which ultimately resulted in certain statements in the 19 January 2024 intention statement described below and (ii) representatives of JBT and Marel and their respective advisors discussed, among other things, the estimated synergies that could reasonably be expected to result from the proposed transaction.

On 3 January 2024, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland, LEX and Goldman Sachs were present. Mr. Deck updated the JBT Board on the conversations with Mr. Sigurðsson. Representatives of Goldman Sachs provided a status update on the potential transaction and presented on potential next steps and key workstreams. The JBT Board discussed potential synergies between Marel and JBT.

On 5 January 2024, the Icelandic FSA formally granted an extension to the statutory deadline for JBT to announce its intention to launch a voluntary takeover offer from 5 January 2024 to 19 January 2024. Each of JBT and Marel issued respective press releases confirming the extension.

On 11 January 2024, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland and Goldman Sachs were present. At the meeting, (i) representatives of JBT management presented on the protein markets and strategic landscape, (ii) representatives of Goldman Sachs provided a transaction update, including JBT’s share price performance since January 2023 and analyst feedback, and a preliminary financial analysis, and (iii) Kirkland presented on the JBT Board’s fiduciary duties and discussed the use of transaction agreements in Icelandic voluntary takeover offers and the potential terms of such agreements.

On 12 January 2024, representatives of Goldman Sachs, at the instruction of JBT management, verbally communicated to representatives of J.P. Morgan the possibility of JBT issuing a revised non-binding proposal of EUR 3.50 per Marel Share, with a consideration mix of 65% stock and 35% cash.

On 15 January 2024, in accordance with instructions of the Marel Board, representatives of J.P. Morgan held a telephonic discussion with representatives of Goldman Sachs, at which J.P. Morgan relayed Marel’s perspective that the Marel Board might support a proposal that would include (i) EUR 3.70 per Marel Share, (ii) an antitrust termination fee payable by JBT in the event of failure to obtain the required regulatory approvals, (iii) expense reimbursement by Marel in the event of a Marel change of recommendation and (iv) a number of directors of Marel to serve on the board of the combined company in proportion to the pro forma ownership of the combined company.

Also on 15 January 2024, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland, LEX and Goldman Sachs were present. At the meeting, Mr. Deck provided an update on a conversation with Mr. Sigurðsson in which Mr. Sigurðsson expressed Marel’s intention to reject the 12 January non-binding proposal unless it were improved. Representatives of Goldman Sachs presented a situation update. After discussion, the JBT Board approved a revised offer of EUR 3.60 per Marel Share, based on an implied price per JBT Share of USD 96.25, which revised implied price reflected the JBT Board’s view of a more normalized trading price of JBT Shares based on JBT’s trailing stock price.

On 17 January 2024, Messrs. Deck and Sigurðsson held a telephone discussion at which Mr. Deck proposed a revised proposal with a headline price of EUR 3.60 per Marel Share, based on an implied price per JBT Share of USD 96.25, with a consideration mix of 65% stock and 35% cash (the “Third Proposal”). Messrs. Sigurðsson and Deck discussed the proposal at length, and Mr. Sigurðsson noted that he would elevate the conversation to the Marel Board.

Also on 17 January 2024, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland, LEX and Goldman Sachs were present. Mr. Deck provided an update on his discussions with Mr. Sigurðsson since the previous board meeting.

Additionally on 17 January 2024, the Marel Board also held a meeting attended by Marel management and representatives of J.P. Morgan. Following discussion, the Marel Board agreed to engage with JBT based on the terms of the Third Proposal.

On 18 January 2024, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland and Goldman Sachs were present. Following discussion, including questions addressed by JBT management and JBT’s advisors, the JBT Board approved the publication of an intention to launch the Offer on the terms of the Third Proposal.

Also on 18 January 2024, JBT formally submitted the Third Proposal to Marel. The Third Proposal provided that Marel Shareholders would have the flexibility to elect to receive, in exchange for each Marel Share, (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 and stock consideration consisting of 0.0265 JBT Offer Shares, subject to proration such that the aggregate consideration paid in the Offer was approximately 65% JBT Offer Shares and 35% in cash. The Third Proposal reconfirmed, among other things, JBT’s commitment to Marel’s Icelandic heritage and certain governance matters related to the combined company. In addition, the Third Proposal provided that the closing of the Offer would be subject to certain closing conditions, including the Minimum Acceptance Condition, JBT shareholder approval and regulatory approvals.

Also on 18 January 2024, representatives of Goldman Sachs, at the instruction of the JBT Board, met with representatives of J.P. Morgan to clarify the terms of the Third Proposal and each of JBT’s and Marel’s respective forthcoming announcements of the terms of the Third Proposal, as well as the next steps regarding a potential transaction.

On 19 January 2024, JBT announced its intention to launch the Offer on the terms set forth in the Third Proposal. Each of JBT and Marel issued a press release on 19 January 2024, confirming JBT’s announcement of its intention to launch the Offer, with Marel’s press release announcing the Marel Board’s decision to engage with JBT to further discussions and emphasizing the compelling logic of the combination and the attractiveness of the terms of the Third Proposal.

From 19 January 2024, until the signing of the Transaction Agreement, representatives of JBT and Marel and their respective advisors held multiple conversations to negotiate the terms of the Transaction Agreement and related documents and discuss the proposed transaction, including further discussion of potential synergies, the business strategy for the combined group, the optimal organizational structure and other matters. These conversations included in-person meetings in Iceland.

On 22 January 2024, Kirkland shared an initial draft clean team agreement with Baker, and the parties negotiated the terms of this agreement until it was executed on 2 February 2024.

On 15 February 2024, Kirkland delivered an initial draft of the Transaction Agreement to Baker. From 15 February 2024 until the execution of the Transaction Agreement, Baker and Kirkland exchanged drafts of the Transaction Agreement and the form of Offer Document and engaged in negotiations and discussion regarding the terms and conditions of the Transaction Agreement and the Offer, including: (i) the ability of JBT to waive the Minimum Acceptance Condition and close the Offer with a lower percentage of the Marel Shares tendered in the Offer, (ii) the interim operating covenants applicable to each of JBT and Marel, (iii) the triggers for payment of expense reimbursement by each party (and the quantum of the cap on such expense reimbursement), (iv) the applicable Drop Dead Date and the final amount of the potential reverse termination fee that would be payable by JBT in the event of a failure to obtain regulatory approvals in certain circumstances, (v) the timing of signing of the Transaction Agreement relative to launch of the Offer and (vi) the scope of the mutual representations and warranties of the parties.

On 28 February 2024, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland and Goldman Sachs were present. At the meeting, JBT management provided the JBT Board with an update on the status of the transaction workstreams, including the timing of the launch of the Offer, governance matters, regulatory approvals and certain work required by Marel’s accountants to prepare financial information to be included in certain transaction documents, including the Form S-4.

On 28 March 2024, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland, Goldman Sachs and LEX were present. At the meeting, (i) JBT management provided the JBT Board with an update on the status of the transaction workstreams, including the timing of the signing of the Transaction Agreement and launch of the Offer, (ii) Goldman Sachs reviewed and discussed a preliminary financial analysis with respect to the Transaction and (iii) representatives of Kirkland presented on the JBT Board’s fiduciary duties and discussed certain key terms of the latest draft Transaction Agreement.

On 1 April 2024, the Marel Board held a meeting at which Marel management, Mr. Deck and representatives of each of Baker and BBA were present. The representatives of Baker, BBA and the Marel Board discussed the key terms of the Transaction Agreement, including further discussion on antitrust and corporate governance considerations. During the meeting, the representatives of Baker, BBA and the Marel Board also discussed the issuance of a reasoned statement on the Offer pursuant to Paragraph 5 of Article 104 of the Icelandic Takeover Act (the “Reasoned Statement”).

On 2 April 2024, the Marel Board held meetings at which Marel management and representatives of each of J.P. Morgan and Rabobank were present. At such meetings, J.P. Morgan and Rabobank reviewed with the Marel Board their respective preliminary financial analyses with respect to the proposed consideration payable in the Transaction.

Also on 2 April 2024, the JBT Board held a meeting at which JBT management and representatives of each of Kirkland and Goldman Sachs were present. Representatives of Kirkland discussed the key terms of the latest draft Transaction Agreement and the proposed financing package, and Goldman Sachs presented a preliminary financial analysis with respect to the Transaction. Following further discussion with and questions from members of the JBT Board, to which representatives of each of Goldman Sachs and Kirkland responded, and on the basis of its considerations of, among other things, the matters set forth in section 6.5 “JBT Board’s reasons for the

Transaction”, the JBT Board (i) determined that the Transaction, including the Offer and the issuance of the new JBT Offer Shares in connection therewith, was advisable and in the best interests of JBT and its stockholders and approved the entry into the Transaction Agreement (subject to any changes approved by the Transaction Agreement Committee (as defined in this Prospectus)) and (ii) established a committee comprised of Mr. Deck and Mr. Feldman to negotiate and approve the final terms of the Transaction Agreement, subject to the delivery of Goldman Sachs’ final opinion (the “Transaction Agreement Committee”).

On 4 April 2024, the Transaction Agreement Committee held a meeting at which JBT management and representatives of each of Kirkland and Goldman Sachs were present. Representatives of Kirkland provided an update on the negotiations with respect to the Transaction Agreement since the prior JBT Board meeting and discussed the key terms of the final Transaction Agreement. Following a presentation by representatives of Goldman Sachs of a financial analysis with respect to the Transaction and at the request of the Transaction Agreement Committee, representatives of Goldman Sachs rendered Goldman Sachs’ oral opinion, subsequently confirmed in writing, that, as of 4 April 2024 and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid by JBT for all of the Marel Shares pursuant to the Transaction Agreement was fair from a financial point of view to JBT. For further discussion about Goldman Sachs’ opinion, see section 6.9 “Opinion of JBT’s Financial Advisor”. Following further discussion, the Transaction Agreement Committee approved the terms of and entry into the Transaction Agreement.

Also on 4 April 2024, the Marel Board held a meeting at which Marel management was present to discuss updates on the negotiations with respect to the Transaction Agreement since the prior Marel Board meeting and discussed the key terms of the final Transaction Agreement. The Marel Board also discussed updates to the offer documentation and the Reasoned Statement since the prior Marel Board meeting. Following further discussion, the Marel Board approved the terms of and entry into the Transaction Agreement. In connection with the execution of the Transaction Agreement, J.P. Morgan and Rabobank provided to the Marel Board their respective financial analyses of the proposed consideration and, at the request of the Marel Board, delivered separate written opinions each dated 4 April 2024 to the Marel Board to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken, the consideration to be paid to Marel Shareholders in the proposed Transaction was fair, from a financial point of view, to such holders (other than as set forth in such opinions). For further discussion regarding the various factors considered by the Marel Board in connection with its evaluation of the Transaction, see section 6.6 “Marel Board’s Reasons for the Transaction”.

On 5 April 2024, each of JBT and Marel issued respective press releases announcing the execution of the Transaction Agreement.

6.5	JBT Board’s reasons for the Transaction

After careful consideration, the JBT Board, in a special meeting held on 2 April 2024, (i) determined that the Transaction was advisable and in the best interests of JBT and the JBT Stockholders, (ii) approved the execution, delivery and performance by JBT of the Transaction Agreement and the consummation of the Transaction and (iii) unanimously recommended that JBT Stockholders vote “FOR” the Share Issuance Proposal and “FOR” the Adjournment Proposal.

As described under section 6.4 “Background of the Transaction”, in evaluating the Transaction Agreement and the Transaction, the JBT Board held a number of meetings and consulted with senior management and outside legal and financial advisors. In reaching its decision to approve the Transaction Agreement and the Transaction, the JBT Board considered a number of factors, including, but not limited to, the following (which are not necessarily presented in order of their relative importance to JBT):

•

the Transaction would create a leading and diversified global food and beverage technology solutions provider by bringing together two renowned companies with long histories and complementary product portfolios, highly respected brands and impressive technology;

•	the combined company would have an expanded global footprint, which will enable global customers to more efficiently access industry leading technology worldwide;

•

the belief that the combined company will offer beneficial outcomes for customers through expanded product offerings and application knowledge, leveraged research and development capabilities and enhanced global customer care support, including a focus on improving equipment uptime and efficiency through its comprehensive and differentiated digital solutions, OmniBlu™ and Innova;

•

the belief that the combined company will better cater to the trend towards automation solutions in the food and beverage industry and make a greater impact on customer sustainability objectives by offering solutions that provide more responsible use of the world’s precious food, beverage, water and energy resources;

•

the belief that operating efficiencies would create meaningful run-rate cost synergies of more than $125 million within three years following the completion of the Transaction across areas such as procurement, manufacturing and operating expenses;

•

the belief that the combined company would benefit from additional revenue synergies given attractive cross-selling, go-to-market effectiveness, scaled innovation and enhanced global customer care capabilities;

•

the structure and resulting leverage of this highly strategic merger does not over-leverage the combined company and, assuming a transaction close by year-end 2024, the combined company is expected to have a pro forma net leverage ratio of less than 3.5x at year-end 2024, which is prior to anticipated synergies, and be well below 3.0x net leverage by year-end 2025, providing significant financial flexibility to the combined company to pursue further strategic initiatives;

•

that the combined company will integrate the skill sets and capabilities of JBT and Marel’s management teams, and that (i) Brian Deck, current President and Chief Executive Officer of JBT and member of the JBT Board, will be appointed as the Chief Executive Officer of the combined company and member of the board of directors of the combined company, (ii) the board of directors of the combined company will consist of ten members, including the Chief Executive Officer of JBT (the “JBT CEO”), five independent directors from the pre-closing JBT Board to be selected by JBT (together with their successors, the “JBT Independents”) and four Marel Independents and (iii) the headquarters of the combined company will be JBT’s current headquarters in Chicago;

•	the favorable results of the due diligence review of JBT’s legal advisors and financial advisors, as well as Marel’s historical and projected financial performance;

•	the recommendation of JBT’s senior management in favor of the Transaction;

•

the belief that the terms and conditions of the Transaction Agreement and the Transaction, including the covenants, Closing Conditions and termination provisions, are favorable to completing the Offer and the Transaction;

•	the terms of the proposed financing for the Transaction;

•

the Offer exchange ratio is fixed and will not fluctuate in the event that the market price of Marel Shares increases relative to the market price of JBT Shares prior to the closing of the Offer, creating certainty as to the number of JBT Shares to be issued;

•

the oral opinion of Goldman Sachs, subsequently confirmed in writing, that, as of 4 April 2024, and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid by JBT for all of the Marel Shares pursuant to the Transaction Agreement was fair from a financial point of view to JBT; and

•

Eyrir Invest, Marel’s largest shareholder, has signed an irrevocable undertaking to support an offer for Marel by JBT in respect of its shares in Marel (representing approximately 24.7% of the issued Marel Shares as of 31 December 2024).

The JBT Board weighed these advantages and opportunities against a number of potentially negative factors, uncertainties and risks identified in its deliberations concerning the Transaction Agreement and the Transaction, including:

•	that the Offer exchange ratio is fixed and will not fluctuate in the event that the market price of JBT Shares increases relative to the market price of Marel Shares prior to the closing of the Offer;

•	the dilution of the ownership interests of current JBT Stockholders that would result from settlement of the Offer;

•	the risk that Marel’s financial performance may not meet JBT’s expectations;

•	the risk that the Transaction may not be completed or may be delayed despite the parties’ efforts, including the possibility that conditions to the Offer may not be satisfied or waived, as applicable;

•

the potential length of the regulatory approval process and the possibility that Governmental Authorities may not approve the Transaction or may seek to require certain actions of JBT or Marel or impose certain terms, conditions or limitations on JBT’s or Marel’s businesses in connection with granting approval of the Transaction that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the anticipated synergies or other benefits that are projected to occur in connection with the Transaction or may delay the Transaction;

•

the fact that under certain specific circumstances JBT could be required to pay Marel a reverse termination fee of (i) EUR 85 million if the Drop Dead Date is the Initial Drop Dead Date at the time of such termination or (ii) EUR 110 million if the Drop Dead Date is the Extended Drop Dead Date at the time of such termination;

•	the potential challenges and difficulties, foreseen and unforeseen, in integrating the operations of JBT and Marel, including potential difficulties in retaining key personnel;

•	the risk that the additional debt incurred in connection with the Transaction could have a negative impact on the combined company’s operational flexibility;

•

the possibility that the anticipated benefits of the Transaction may not be realized or may not be realized in the timeframe currently anticipated, recognizing the many potential management and other challenges associated with successfully combining the businesses of JBT and Marel, including the risk of not capturing all of the anticipated cost savings, synergies, revenue growth and operational efficiencies;

•	the potential effects of the Transaction on the overall business of JBT, including its relationships with customers and suppliers and regulators;

•	the potential litigation that may arise in connection with the Transaction;

•	the risk that Marel Shareholders may not tender their shares in the Offer or that JBT Stockholders may not approve the Share Issuance Proposal at the Special Meeting;

•

the possibility of diversion of management attention during the pendency of the Transaction and the substantial costs to be incurred in connection with the Transaction (including those incurred regardless of whether the Transaction is consummated);

•

the terms of the Transaction Agreement, including those that restrict JBT’s business and provide Marel with the right to terminate the Transaction Agreement under certain circumstances, including if Marel receives a superior offer from a third party; and

•

the risks of the type and nature described under section 1 “Risk Factors,” beginning on page 15 and the matters described in section 2.6 “Cautionary statement regarding forward-looking statements,” beginning on page 65.

The JBT Board considered all of these factors as a whole and on balance, concluded that the potential benefits of the Transaction outweighed the risks and uncertainties.

The foregoing discussion of information and factors that the JBT Board considered is not intended to be exhaustive, but rather is meant to include the principal factors that the JBT Board considered. The JBT Board collectively reached the conclusion to approve the Transaction Agreement and the Transaction in light of the various factors described above and other factors that the members of the JBT Board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the JBT Board considered in connection with its evaluation of the Transaction, the JBT Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the JBT Board. In considering the factors discussed above, individual directors may have given different weights to different factors.

In considering the recommendation of the JBT Board, you should be aware that certain directors and executive officers of JBT may have interests in the Transaction that are different from, or in addition to, interests of JBT Stockholders generally and may create potential conflicts of interest. The JBT Board was aware of these interests and considered them when evaluating, negotiating and approving the Transaction, and in recommending to JBT Stockholders that they vote in favor of the Share Issuance Proposal. See section 6.11 “Interests of JBT’s Directors and Executive Officers in the Transaction”.

The explanation for the reasoning of the JBT Board and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in section 2.6 “Cautionary statement regarding forward-looking statements.”

6.6	Marel Board’s reasons for the Transaction

After careful consideration, the Marel Board, at a special meeting held on 4 April 2024, unanimously (i) determined that the Transaction and the transactions contemplated thereby were advisable and in the best interests of Marel and the Marel Shareholders, (ii) approved the execution, delivery and performance by Marel of the Transaction Agreement and the consummation of the transactions contemplated thereby and (iii) in line with and subject to terms of the Transaction Agreement decided to recommend that the Marel Shareholders tender their Marel Shares into the Offer in its reasoned statement when the Offer will be launched.

As described under section 6.4 “Background of the Transaction”, in evaluating the Transaction Agreement and the Transaction, the Marel Board held a number of meetings and consulted with Marel’s senior management and its outside legal and financial advisors. In reaching its decision to approve the Transaction Agreement and the Transaction, the Marel Board considered a number of factors that the Marel Board believed supported its decision, including the following, non-exhaustive list of material factors (which are not necessarily presented in the order of their relative importance to the Marel Board):

•

Significant Ownership Stake in the Combined Company. The Transaction is structured as a voluntary public takeover offer in which Marel Shareholders may receive, as consideration for their respective Marel Shares, JBT Offer Shares, cash or a mix of JBT Offer Shares and cash, based on their respective elections pursuant to, and subject to applicable proration pursuant to, the Offer terms. The Transaction consideration provides Marel’s Shareholders with the opportunity to have a continuing ownership stake in the combined company. Upon the Transaction closing, after giving effect to applicable prorations, Marel Shareholders are expected to represent approximately 38% of the outstanding shares of the combined company. The continuing ownership interest of Marel Shareholders in the combined company is expected to provide a number of significant potential strategic opportunities and benefits that could create additional value, including the following:

•

assuming a transaction close by year-end 2024, JBT expects the combined company to have a pro forma net leverage ratio of less than 3.5x at year-end 2024, which is prior to anticipated synergies, and well below 3.0x by year-end 2025, providing significant financial flexibility to the combined company to pursue further strategic initiatives;

•

the combined company will have the benefit of the combined skill sets and capabilities of JBT and Marel’s management teams. Four members of the ten-member board of directors of the combined company will be independent directors selected from the current Marel Board, helping to oversee the ongoing investment of Marel Shareholders and preservation of Marel’s Icelandic heritage and brand as well as providing an opportunity for the combined company to benefit from the insights and experience of these incoming directors;

•

the operating efficiencies projected by JBT should create meaningful run-rate cost synergies estimated to total more than $125 million within three years following the completion of the Transaction across areas such as procurement, manufacturing and operating expenses; and

•	the combined company could benefit from additional revenue synergies given attractive cross-selling, go-to-market effectiveness, scaled innovation and enhanced global customer care capabilities.

•

Implied Premium. The current and recent market prices of the Marel Shares, including the market performance of the Marel Shares relative to those of other participants in Marel’s industry and included in general market indices, and the fact that the Offer Price of EUR 3.60 per share (ISK 538 per share, based on an ISK / EUR exchange rate of 149.5) represents a compelling premium to the recent market prices of the Marel Shares, including an approximately 54% premium to the closing price of Marel Shares on the Nasdaq Iceland stock exchange as of 23 November 2023 of ISK 350, such date being the last trading day prior to Marel’s disclosure of JBT’s submission of its initial non-binding proposal and an approximately 16% premium to the closing price of Marel Shares on the Nasdaq Iceland stock exchange as of 18 January 2024, of ISK 464, being the last trading day prior to JBT’s announcement of its intention to launch a voluntary takeover offer for all issued and outstanding Marel Shares.

•

Strategic Alternatives: The belief of the Marel Board, after a thorough review of possible strategic alternatives reasonably available to Marel (including continuing to operate on a standalone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer represents Marel’s best reasonably available prospect for maximizing shareholder value.

•	Combined Company Name. At the closing, the corporate name of JBT will be changed to “JBT Marel Corporation.”

•

European Headquarters. Following the closing, Marel’s current headquarters in Garðabær, Iceland will be designated as the combined company’s European headquarters and a global technology center of excellence.

•

Nasdaq Iceland Listing. JBT intends to list the JBT Offer Shares on Nasdaq Iceland. Marel Shareholders who elect to receive JBT Offer Shares or a mix of JBT Offer Shares and cash as the Transaction consideration can choose to receive JBT Offer Shares listed on either the NYSE or Nasdaq Iceland (subject to the approval of the JBT Offer Shares being listed on Nasdaq Iceland).

•

Participation in Future Share Price Appreciation. A portion of the Transaction consideration will be paid in JBT Offer Shares, which will provide Marel Shareholders electing to receive such consideration with the opportunity to participate in any potential share price appreciation of JBT Shares, including the JBT Offer Shares, following the Transaction.

•

Familiarity with Businesses. The Marel Board considered its knowledge of the business, operations, financial condition, earnings and prospects of both Marel and JBT, taking into account the results of Marel’s due diligence review of JBT, as well as its knowledge of the current and prospective environment in which Marel and JBT operate, including economic and market conditions.

•

Expansion of Global Footprint. The Marel Board determined the Transaction would create a leading and diversified global food and beverage technology solutions provider by bringing together two renowned companies with long histories and complementary product portfolios, highly respected brands and impressive technology, which will enable global customers to more efficiently access industry leading technology worldwide.

•

Customer Benefits. The Marel Board considered that the combined company will offer beneficial outcomes for customers through expanded product offerings and application knowledge, leveraged research and development capabilities and enhanced global customer care support.

•

Sustainability. The Marel Board determined that the combined company will better cater to the trend towards automation solutions in the food and beverage industry and make a greater impact on customer sustainability objectives by offering solutions that provide more responsible use of the world’s precious food, beverage, water and energy resources.

•

High Likelihood of Consummation. The Marel Board determined it is highly likely that the Transaction will be completed in a timely manner because the covenants, Closing Conditions and termination provisions are favourable to completing the Offer, because of the commitment of both parties to complete the Transaction pursuant to their respective obligations under the Transaction Agreement, the fact that JBT has obtained firm commitments from one or more reputable lenders for the financing of the Transaction and the EUR 85 to 110 million reverse termination fee payable to Marel if the Transaction Agreement is terminated by JBT in certain circumstances.

•

Offer Exchange Ratio. The Marel Board considered that the Offer exchange ratio is fixed and will not change in the event that the market price of JBT Shares increases relative to the market price of Marel Shares prior to the closing of the Offer.

•

Current Market Trends. The Marel Board considered current market and industry trends, Marel’s future prospects as an independent company and the challenges and risks that could affect Marel’s future performance.

•

Opinions of Financial Advisors. The Marel Board considered the separate written opinions, each dated 4 April 2024, of J.P. Morgan and Rabobank to the Marel Board as to the fairness, from a financial point of view and as of the date of such opinions, to holders of Marel Shares (other than as set forth in such opinions) of the consideration to be paid to such holders in the proposed Transaction, which opinions were based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken, as more fully described below under section 6.10 “Opinions of Marel’s Financial Advisors”.

•

Flexibility to Operate the Business. The Marel Board considered that the Transaction Agreement provides Marel with sufficient operating flexibility between the signing of the Transaction Agreement and the closing of the Transaction for Marel to use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice.

The Marel Board also considered various risks, uncertainties and other potentially negative factors concerning the Transaction Agreement and the Transaction, including the following:

•	the Offer exchange ratio is fixed and will not change in the event that the market price of Marel Shares increases relative to the market price of JBT Shares prior to closing of the Offer;

•

the risk that the agreed termination fee of EUR 85 to 110 million payable by JBT to Marel if the Transaction Agreement is terminated under certain circumstances may not be sufficient to fully compensate Marel for its losses in such circumstances;

•	the risk that a different strategic alternative potentially could be more beneficial to Marel Shareholders than the Transaction;

•

the risk that Marel and JBT may be obligated to complete the Transaction without having obtained appropriate consents, approvals or waivers from the counterparties under certain of Marel’s contracts that require consent or approval to consummate the Transaction, and the risk that such consummation could trigger the termination of, or default under, such contracts or the exercise of rights by the counterparties under such contracts;

•

the possibility that the Transaction or the other transactions contemplated by the Transaction Agreement may not be completed, or that completion may be delayed for reasons that are beyond the control of Marel or JBT, including the failure of Marel Shareholders to tender their shares in the Offer or the failure of JBT Stockholders to approve the Share Issuance Proposal, or the failure of Marel or JBT to satisfy other requirements that are conditions to closing of the Offer;

•	the risk that failure to complete the Transaction could negatively affect the price of Marel Shares and/or the future business and financial results of Marel;

•

the potential length of the regulatory approval process and the possibility that Governmental Authorities may not approve the Transaction or may seek to require certain actions of JBT or Marel or impose certain terms, conditions or limitations on JBT’s or Marel’s businesses in connection with granting approval of the Transaction that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the anticipated synergies or other benefits that are projected to occur in connection with the Transaction or may delay the Transaction;

•	the potential diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the Transaction;

•	the risk of not realizing all of the anticipated operating synergies, efficiencies, cost savings or other anticipated benefits of the Transaction within the expected time frame or at all;

•	the potential litigation that may arise in connection with the Transaction;

•

the substantial costs to be incurred in connection with the Transaction, including the costs of integrating the businesses of Marel and JBT, the transaction expenses arising from the Transaction and the other transactions contemplated by the Transaction Agreement and the costs of the change in control and severance payments to be paid in connection with the Transaction;

•

the terms of the Transaction Agreement placing certain limitations on the ability of Marel to initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer by or with a third party with respect to an Acquisition Proposal and to furnish non-public information or data to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative transaction (unless such third party has made an unsolicited bona fide written Acquisition Proposal that constitutes or is reasonably likely to result in a Superior Proposal (as defined in this Prospectus) and such third party enters into a confidentiality agreement with Marel having provisions that are no more favorable to such party than those contained in the confidentiality agreement between JBT and Marel);

•

that provisions in the Transaction Agreement placing certain restrictions on the operation of Marel’s business during the period between the signing of the Transaction Agreement and closing of the Transaction may delay or prevent Marel from undertaking business opportunities that may arise or other actions it would otherwise take with respect to its operations absent the pending completion of the Transaction;

•

that following the Transaction, the current JBT directors will comprise a majority of the board of directors of the combined company and the Chief Executive Officer and the Chief Financial Officer of the combined company will be members of the current JBT management team; and

•	the other relevant factors described in section 1 “Risk Factors.”

In addition to the factors described above, the Marel Board considered the fact that certain Marel directors and executive officers may have other interests in the Transaction that are different from, or in addition to, the interests of Marel Shareholders generally and may create potential conflicts of interest.

The Marel Board concluded that the potentially negative factors associated with the Transaction were outweighed by the potential benefits that it expected Marel Shareholders would achieve as a result of the Transaction. Accordingly, the Marel Board unanimously declared that the Transaction Agreement and the Transaction are advisable and in the best interests of Marel and its shareholders, on the terms and subject to the conditions set forth in the Transaction Agreement.

The foregoing discussion of the factors considered by the Marel Board is not intended to be exhaustive, but does set forth material factors considered by the Marel Board. In view of the wide variety of factors considered in connection with its evaluation of the Transaction and the complexity of these matters, the Marel Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors, and individual directors may have held varied views of the relative importance of the factors considered. The Marel Board viewed its position and recommendation as being based on an overall review of the totality of the information available to it and overall considered these factors to be favorable to, and to support, its determination regarding the Transaction.

This explanation of Marel’s reasons for approving and recommending the Transaction and other information presented in this section is forward-looking in nature and should be read in light of section 2.6 “Cautionary Statement Regarding Forward-Looking Statements”.

6.7	Certain JBT unaudited prospective financial information

The unaudited prospective financial information below includes projections prepared by JBT management. JBT does not, as a matter of course, make public forward-looking financial projections as to future revenues, earnings, or other results, other than providing estimated ranges of expected earnings and earnings growth as disclosed in regular press releases and investor materials. However, in connection with its consideration of the Transaction, JBT management prepared and approved for use certain projections of future financial projections for JBT (as used in this section, the “JBT financial projections”) and Marel (as used in this section, the “JBT financial projections for Marel”). The JBT financial projections, on a standalone basis and pro-forma giving effect to the proposed Transaction, and the JBT financial projections for Marel were provided by JBT management to, and considered by, the JBT Board in connection with its review and evaluation of the proposed Transaction and were also provided by JBT management to Goldman Sachs, and approved for its use by JBT, for purposes of its financial analysis and opinion, as described in section 6.9 “Opinion of JBT’s Financial Advisor”. A summary of certain significant elements of this information is set forth below and is included in this Prospectus solely for the purpose of providing JBT Stockholders access to certain nonpublic information made available to the JBT Board and Goldman Sachs and is not being included in this Prospectus to influence a Marel Shareholder’s decision whether to tender their Marel Shares in the Offer.

In preparing the JBT financial projections, JBT management relied on a number of factors and undertook a number of actions, including (i) a detailed analysis by business and a review of third party research on market-based growth factors to forecast revenue, such as inflation driven pricing, population growth, and food and beverage specific industry trends related to changes in consumption, process automation, and increased demand for sustainability and (ii) in developing EBITDA margins, JBT management evaluated the current strategic sourcing program and future opportunities to continue to deliver product cost reduction benefits, along with historical business performance trends related to the impact of volume growth, product mix, continuous improvement efforts provided by the JBT operating system and investments required to achieve the expected growth rates. In preparing the JBT financial projections for Marel, JBT management relied on certain guidance and information provided by Marel during discussions with JBT management in December 2023 and January 2024. Additionally, given the complimentary nature of Marel’s participation in the food industry, JBT management leveraged (i) the market-based growth factors to inform and validate assumptions for revenue growth of Marel and (ii) JBT management’s industry and business experience in the industry. Although, in the view of JBT management, the prospective financial information was prepared on a reasonable basis, JBT does not endorse prospective financial information as a reliable indication of future results. Furthermore, although presented with numeric specificity, the JBT financial projections and the JBT financial projections for Marel reflect numerous estimates and assumptions made by JBT management at the time such prospective financial information was prepared or approved for use and represents JBT management’s evaluation of expected future financial performance on a stand-alone basis, without reference to the Transaction. In addition, since the JBT financial projections and the JBT financial projections for Marel cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which JBT and Marel operate. You are urged to review the SEC filings of JBT, Marel’s financial statements and the risks and uncertainties described under section 1 “Risk Factors” and section 2.6 “Cautionary Statement Regarding Forward-Looking Statements” in this Prospectus, all of which are difficult to predict and many of which are outside the control of JBT and Marel and will be beyond the control of the combined company. The JBT financial projections and the JBT financial projections for Marel should be read together with the historical statements of JBT and Marel respectively and the information regarding JBT and Marel contained elsewhere in this Prospectus.

The JBT financial projections and the JBT financial projections for Marel were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, GAAP or IFRS. The JBT financial projections and the JBT financial projections for Marel included in this Prospectus have been prepared by JBT management. PwC and KPMG have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying JBT financial projections and JBT financial projections for Marel and, accordingly, PwC and KPMG do not express an opinion or any other form of assurance with respect thereto. The PwC report incorporated by reference in this Prospectus relates to the previously issued financial statements of JBT. The KPMG report incorporated by reference in this Prospectus relates to Marel’s financial statements as of 31 December 2023 and 2022 and for the years then ended. They do not extend to the JBT financial projections or the JBT financial projections for Marel and should not be read to do so. The JBT financial projections and the JBT financial projections for Marel include certain financial measures that are not consistent with GAAP (in the case of the JBT financial projections) or IFRS (in the case of the JBT financial projections for Marel). Financial measures that are not consistent with GAAP and IFRS should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP and IFRS, and financial measures that are not consistent with GAAP or IFRS as used by JBT or Marel may not be comparable to similarly titled amounts used by other companies. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these financial measures that are not consistent with GAAP or IFRS. The JBT financial projections and the JBT financial projections for Marel do not take into account any circumstances or events occurring after the date the applicable projections were prepared and do not give effect to the Transaction nor is it indicative for future results of the combined company.

The inclusion of the JBT financial projections and the JBT financial projections for Marel in this Prospectus should not be regarded as an indication that JBT or any of its affiliates, advisors (including Goldman Sachs), officers, directors or representatives considered or considers the JBT financial projections or the JBT financial projections for Marel to be necessarily predictive of actual future events, and neither the JBT financial projections nor the JBT financial projections for Marel should be relied upon as such.

In light of the foregoing factors and the uncertainties inherent in the JBT financial projections and the JBT financial projections for Marel, you are cautioned that future results may be materially different than the JBT financial projections and the JBT financial projections for Marel.

Summary of the JBT financial projections

The following table presents a summary of the JBT financial projections on a standalone basis.

(US$ in millions)	2024E	2025E	2026E	2027E	2028E	Terminal Year
Revenue	$1,785	$1,899	$2,023	$2,155	$2,299	$2,414
Adjusted EBITDA(1)	$307	$344	$381	$422	$464	$487
Adjusted EBITDA Margin	17.2%	18.1%	18.8%	19.6%	20.2%	20.2%
Adjusted Unlevered Free Cash Flow(2)	$251	$211	$237	$266	$296	$313

(1)

Adjusted EBITDA is a non-GAAP financial measure which is calculated as net income from continuing operations plus interest expense, plus income taxes, plus interest expense plus depreciation and amortization, plus pension expense (other than service cost) plus M&A related costs, but excluding one-time restructuring costs, and should not be considered as an alternative to net income as a measure of operating performance.

(2)

Adjusted Unlevered Free Cash Flow is Adjusted EBITDA less taxes (at an assumed rate of 22.5%), capital expenditures and any changes in net working capital. Adjusted Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as a measure of liquidity.

The following table presents a summary of the JBT financial projections on a pro-forma basis giving effect to the proposed Transaction.

(US$ in millions)(1)	2024E	2025E	2026E	2027E	2028E	Terminal Year
Pro Forma Total Revenue	$3,693	$3,998	$4,332	$4,603	$4,870	$5,113
Pro Forma Adjusted EBITDA (including Estimated Synergies)(2)	$544	$647	$783	$909	$1,023	$1,088
Pro Forma Adjusted EBITDA Margin (including Estimated Synergies and cost to achieve)	14.7%	16.2%	18.1%	19.7%	21%	21.3%
Pro Forma Adjusted Unlevered Free Cash Flow(3)	$429	$406	$506	$601	$683	$733

(1)

Pro Forma values were determined by adding, as applicable, the applicable line items for JBT and Marel and assumes an exchange rate of EUR to USD of 1.09 as of 4 April 2024 and a blended tax rate of approximately 22.3%.

(2)

Pro Forma Adjusted EBITDA is a non-GAAP financial measure which is calculated as net income from continuing operations plus interest expense, plus income taxes, plus interest expense plus depreciation and amortization, plus pension expense (other than service cost) plus M&A related costs, but excluding one-time restructuring costs, and includes the impact of the Estimated Synergies (as defined and described below in the sub-section captioned “Certain Estimated Synergies Attributable to the Transaction”) below and the costs to achieve the Estimated Synergies, and should not be considered as an alternative to net income as a measure of operating performance.

(3)

Pro Forma Adjusted Unlevered Free Cash Flow is Adjusted EBITDA (including the impact of the Estimated Synergies and the cost to achieve the Estimated Synergies) less taxes (at an assumed rate of approximately 22.3%), capital expenditures and any changes in net working capital. Adjusted Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as a measure of liquidity.

Summary of the JBT financial projections for Marel

The following table presents a summary of the JBT financial projections for Marel.

(€ in millions)	2024E	2025E	2026E	2027E	2028E	Terminal Year
Revenue	€1,756	€1,932	€2,125	€2,252	€2,365	€2,483
Adjusted EBITDA(1)	€218	€275	€335	€363	€391	€410
Adjusted Unlevered Free Cash Flow(2)	€163	€176	€220	€241	€260	€276

(1)

Adjusted EBITDA is net income plus interest expense, plus income taxes, plus interest expense plus depreciation and amortization, plus pension expense (other than service cost) plus M&A related costs, but excluding one-time restructuring costs. Adjusted EBITDA is a non-GAAP non-IFRS measure and should not be considered as an alternative to net income as a measure of operating performance. JBT management adjusted Marel’s adjusted EBITDA for differences between IFRS and GAAP by subtracting from adjusted EBITDA Marel’s capitalized R&D, which must be expensed under GAAP, subtracting lease depreciation and interest expenses, which would be expensed under GAAP, and adding software development costs related to cloud-based software development costs, which would be capitalized under GAAP.

(2)

Adjusted Unlevered Free Cash Flow is Adjusted EBITDA less taxes (at an assumed rate of 22.0%), capital expenditures and any changes in net working capital. Adjusted Unlevered Free Cash Flow is a non-GAAP non-IFRS financial measure and should not be considered as a measure of liquidity.

Certain Estimated Synergies Attributable to the Transaction

JBT management also estimated certain cost synergies that were expected to result from the Transaction and be realized by the combined company (as used in this section, the “Estimated Synergies”). The Estimated Synergies were provided by JBT management to, and considered by, the JBT Board in connection with its review and evaluation of the proposed Transaction and were also provided by JBT management to Goldman Sachs, and approved for its use by JBT, for purposes of its financial analysis and opinion, as described in section 6.9 “Opinion of JBT’s Financial Advisor”.

The Estimated Synergies assumed that the Transaction will result in recurring pre-tax gross cost synergies for the combined company starting at $37 million in 2025 and exceeding $125 million by the end of 2027, excluding any potential synergy reinvestment and associated benefits. JBT management prepared Estimated Synergies for outer years for use by Goldman Sachs for purposes of its financial analysis and opinion, as described in section 6.9 “Opinion of JBT’s Financial Advisor”, which Estimated Synergies assumed that the Transaction will result in recurring pre-tax gross cost synergies for the combined company exceeding $150 million in the terminal year, excluding any potential synergy reinvestment and associated benefits. No such synergy benefits were factored into the JBT financial projections on a standalone basis or the JBT financial projections for Marel.

The Estimated Synergies are estimated to accrue as a direct result of the Transaction and would not be achieved on a standalone basis. Aside from integration costs, no material dis-benefits are expected to arise in connection with the Transaction. The Estimated Synergies assumed that the expected benefits of the Transaction would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the closing of the Transaction.

See section 2.6 above titled “Cautionary Statement Regarding Forward-Looking Statements” for further information regarding the uncertainties and assumptions underlying the Estimated Synergies, as well as the risks and uncertainties described under section 1 “Risk Factors” for further information regarding the uncertainties and factors associated with realizing the Estimated Synergies in connection with the Transaction.

JBT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER

THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

6.8	Certain Marel unaudited prospective financial information

Marel Management Projections

Although Marel publicly issues limited short-term guidance concerning certain aspects of its expected financial performance, it does not, as a matter of course, publicly disclose financial projections given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. As a result, Marel does not endorse unaudited projections as necessarily predictive of actual future results. However, in connection with the Transaction, prior to the execution of the Transaction Agreement, Marel’s management prepared and provided to the Marel Board in connection with its evaluation of the Transaction and to J.P. Morgan and Rabobank, Marel’s financial advisors, for their use and reliance in connection with their respective financial analyses and opinions described below under section 6.10 titled “Opinions of Marel’s Financial Advisors”, certain non-public, internal financial projections regarding Marel’s future operations for fiscal years ending 31 December 2024 through 31 December 2026 and as extrapolated, at J.P. Morgan’s request for purposes of its financial analyses and opinion, through 31 December 2034 per the management of Marel, and as extrapolated by Rabobank, based on Rabobank’s assumptions and with guidance from Marel’s management, through 31 December 2029 (such extrapolations being reviewed and determined by Marel’s management as reasonable for Rabobank’s use in connection with its fairness opinion and financial analyses) (the “Marel Standalone Projections”). As described below, certain of these projections also were provided to JBT and to its financial advisor, Goldman Sachs, in connection with their evaluation of the Transaction. For more information, see section 6.4 “Background of the Transaction”. In addition, Marel’s management prepared and provided to the Marel Board in connection with its evaluation of the Transaction and to J.P. Morgan and Rabobank, for their use and reliance in connection with their respective financial analyses and opinions, financial projections for JBT for fiscal years ending 31 December 2024 through 31 December 2028 incorporating certain adjustments thereto and as extrapolated, at J.P. Morgan’s request for purposes of its financial analyses and opinion, through 31 December 2034 per the management of Marel, and as extrapolated by Rabobank, based on Rabobank’s assumptions and with guidance from Marel’s management, through 31 December 2029 (such extrapolations being reviewed and determined by Marel’s management as reasonable for Rabobank’s use in connection with its fairness opinion and financial analyses) (the “JBT Standalone Projections” and, together with the Marel Standalone Projections, the “Marel Management Projections”).

The Marel Management Projections do not give effect to the Transaction or entry into the Transaction Agreement, including any potential synergies that may be achieved by the combined company as a result of the Transaction, any changes to Marel’s strategy or operations that may be implemented after the consummation of the Transaction or any costs incurred in connection with the Transaction. Furthermore, the Marel Management Projections do not take into account the effect of any failure of the Transaction to be completed and should not be viewed as relevant or continuing in that context.

Marel has included below a summary of the Marel Management Projections for the purpose of providing shareholders access to certain non-public information that was furnished to certain parties in connection with the Transaction. Such information may not be appropriate for other purposes, and is not being included in this Prospectus to influence a Marel Shareholder’s decision whether to tender their Marel Shares in the Offer, or to influence any Marel Shareholder or any other person to make any investment decision with respect to the Transaction or otherwise.

The Marel Management Projections should be read together with the historical financial statements of Marel and JBT, respectively, and the other information regarding Marel and JBT contained elsewhere in this Prospectus, the

Offer Document and the proxy statement/prospectus. None of the Marel Management Projections were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. This information is not fact and should not be relied upon as necessarily predictive of actual future results, and readers of this Prospectus are cautioned not to place undue reliance on the Marel Management Projections. The Marel Management Projections included in this Prospectus have been prepared by Marel’s management. KPMG and PwC have not audited, reviewed, examined, compiled nor applied agreed upon procedures with respect to the accompanying Marel Management Projections and, accordingly, KPMG and PwC do not express an opinion or any other form of assurance with respect thereto. The PwC report incorporated by reference in this Prospectus relates to the previously issued financial statements of JBT. The KPMG report incorporated by reference in this Prospectus relates to Marel’s financial statements as of 31 December 2023 and 2022 and for the years then ended. They do not extend to Marel Management Projections and should not be read to do so.

While presented with numerical specificity, the Marel Management Projections were based on numerous variables and assumptions (including, but not limited to, assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to Marel’s and JBT’s businesses, as applicable) that are inherently subjective and uncertain and are beyond the control of Marel’s and JBT’s management. Important factors that may affect actual results and cause the Marel Management Projections to not be achieved include, but are not limited to, risks and uncertainties relating to Marel’s and JBT’s businesses (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business, economic, competitive, regulatory and financial market conditions and other factors described in the sections titled section 2.6 “Cautionary Statement Regarding Forward-Looking Statements” and section 1 “Risk Factors” and the risks described in the periodic reports filed by JBT with the SEC, which reports can be found as described under section 35 “Information Incorporated by Reference.” The Marel Management Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Marel Management Projections. Accordingly, there can be no assurance that the projected results summarized below will be realized.

The inclusion of a summary of the Marel Management Projections in this Prospectus should not be regarded as an indication that any of Marel, JBT or their respective officers, directors, affiliates, advisors or other representatives considered the Marel Management Projections to necessarily be predictive of actual future events, and the Marel Management Projections should not be relied upon as such nor should the information contained in the Marel Management Projections be considered appropriate for other purposes. None of Marel, JBT or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from the Marel Management Projections.

MAREL UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE MAREL MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THE MAREL MANAGEMENT PROJECTIONS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MAREL MANAGEMENT PROJECTIONS ARE SHOWN NOT TO BE APPROPRIATE, EXCEPT AS REQUIRED BY APPLICABLE LAWS. SINCE THE MAREL MANAGEMENT PROJECTIONS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

Marel has not made, and does not make, any representation to JBT, any shareholder or any other third party in the Transaction Agreement concerning the Marel Management Projections or regarding Marel’s or JBT’s ultimate performance compared to the information contained in the Marel Management Projections or that the projected results will be achieved.

Marel Standalone Projections

As Provided by Marel Management to J.P. Morgan

The following table presents a summary of the Marel Standalone Projections, as provided by Marel’s management to J.P. Morgan, with all figures rounded to the nearest million. The table reflects projections under two alternative business scenarios, referred to as the upper case and lower case business scenarios.

	Year Ending 31 December
	2024E		2025E		2026E
	Upper Case	Lower Case	Upper Case	Lower Case	Upper Case	Lower Case
	(in millions)
Revenue	€1,730	€1,730	€1,925	€1,925	€2,118	€2,118
Adjusted EBITDA(1)	€247	€247	€318	€318	€385	€381
Adjusted EBITDA (pre-IFRS 16)(2)	€213	€213	€280	€280	€344	€340
Adjusted EBITDA — Capex(3)	€154	€154	€214	€214	€—	€—
Unlevered Free Cash Flow(4)	€138	€138	€177	€177	€225	€222

(1)

Adjusted EBITDA is defined as results from operations before depreciation, impairment and amortization further adjusted for certain non-recurring and/or non-cash items, including Purchase Price Allocation (“PPA”) related costs, acquisition-related expenses and restructuring costs.

(2)	Adjusted EBITDA (pre-IFRS 16) is defined as Adjusted EBITDA, less capitalized research and development costs less leases accounted for under IFRS 16.
(3)

Adjusted EBITDA – Capex is defined as Adjusted EBITDA (pre-IFRS 16), less capital expenditures. In connection with the preparation of this Prospectus, it was determined that the adjusted EBITDA-Capex estimates for calendar years 2024 and 2025 as summarized above and utilized by J.P. Morgan for purposes of its selected public companies analysis had overstated the effect of lease expenses when adjusting from IFRS to GAAP. As corrected, the estimated adjusted EBITDA-Capex for calendar year 2024 and calendar year 2025 would be €169 million and €231 million, respectively, in both the upper case and lower case business scenarios and would have resulted in approximate implied equity value per share reference ranges for Marel of ISK 255 to ISK 322 and ISK 380 to ISK 449, respectively, and corresponding approximate implied exchange ratio reference ranges of 0.017x to 0.026x and 0.024x to 0.032x, respectively, based on such analysis as compared to the exchange ratio implied by the Consideration assuming all-stock consideration of 0.0407x.

(4)

Unlevered Free Cash Flow is defined as EBITDA, less taxes paid, less payments of leases, less net investments in property, plant and equipment (“PP&E”) and intangible assets, less change in net working capital.

The Marel Standalone Projections as presented by the management of Marel to J.P. Morgan assumed, among other assumptions, (i) that Adjusted EBITDA margin would reach approximately 18%+ by 2026 for each of the lower and upper cases, (ii) a tax rate of 20.5% and (iii) that capital expenditures would normalize toward 3.6% of revenue by 2026.

As Provided by Marel Management to Rabobank

The following table presents a summary of the Marel Standalone Projections, as provided by Marel’s management to Rabobank, with all figures rounded to the nearest million.

	Year Ending 31 December
	2024E	2025E	2026E
	(in millions)
Revenue	€1,730	€1,925	€2,118
Adjusted EBITDA(1)	€247	€318	€385
Free Cash Flow(2)	€143	€182	€230

(1)

Adjusted EBITDA is defined as results from operations before depreciation, impairment and amortization further adjusted for certain non-recurring and/or non-cash items, including PPA-related costs, acquisition-related expenses and restructuring costs.

(2)	Free Cash Flow is defined as EBITDA, less taxes paid, less payments of leases, less net investments in PP&E and intangible assets, less change in net working capital.

The Marel Standalone Projections as presented by the management of Marel to Rabobank assumed, among other assumptions, (i) that Adjusted EBITDA margin would reach approximately 18%+ by 2026, (ii) an average long-term tax rate of 21.0% and (iii) that capital expenditures would normalize towards 3.6% of revenue in 2026.

JBT Standalone Projections

As Provided by Marel Management to J.P. Morgan

The following table presents a summary of the JBT Standalone Projections, as provided by Marel’s management to J.P. Morgan, with all figures rounded to the nearest million and reflecting the currency exchange rates in effect as of 3 April 2024 of 1 EUR per 0.92 USD.

	Year Ending 31 December
	2024E	2025E	2026E	2027E	2028E
	(in millions)
Revenue	€1,631	€1,737	€1,850	€1,970	€2,098
Adjusted EBITDA(1)	€280	€310	€343	€380	€420
Unlevered Free Cash Flow(2)	€175	€214	€236	€261	€288

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring and non-cash items, including costs incurred as a direct result of JBT’s restructuring program, pension expenses (other than service cost) and M&A expenses.

(2)	Unlevered Free Cash Flow is defined as EBITDA, less taxes paid, less net investments in PP&E and intangible assets, less change in net working capital.

The JBT Standalone Projections as presented by the management of Marel to J.P. Morgan assumed, among other assumptions, (i) sales growth at a compound annual growth rate of 6.5% from 2025-2028, (ii) Adjusted EBITDA margin improving to 20% through 2028, (iii) an average long term tax rate of 22.5% and (iv) that capital expenditures would remain at approximately 2% of revenue through 2028.

As Provided by Marel Management to Rabobank

The following table presents a summary of the JBT Standalone Projections, as provided by Marel’s management to Rabobank, with all figures rounded to the nearest million.

	Year Ending 31 December
	2024E	2025E	2026E	2027E	2028E
	(in millions)
Revenue	$1,621	$1,727	$1,839	$1,959	$2,086
Adjusted EBITDA(1)	$278	$308	$342	$378	$417
Free Cash Flow(2)	$191	$215	$239	$265	$291

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring and non-cash items, including costs incurred as a direct result of JBT’s restructuring program, pension expense (other than service cost) and M&A expenses.

(2)	Free Cash Flow is defined as EBITDA, less taxes paid, less net investments in PP&E and intangible assets, less change in net working capital.

The JBT Standalone Projections as presented by the management of Marel to Rabobank assumed, among other assumptions, (i) sales growth at a compound annual growth rate of 6.5% from 2025 through 2028, (ii) Adjusted EBITDA margin improving to 20% through 2028, (iii) an average long-term tax rate of 21.0% and (iv) that capital expenditures would remain at approximately 2.0% of revenue through 2028.

6.9	Opinion of JBT’s financial advisor

Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the JBT Board that, as of 4 April 2024 and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid by JBT for all of the Marel Shares pursuant to the Transaction Agreement was fair from a financial point of view to JBT.

The full text of the written opinion of Goldman Sachs dated as of 4 April 2024, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in rendering its opinion, is attached as Annex B to the Registration Statement. The summary of Goldman Sachs’ opinion contained in this Prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the JBT Board in connection with its consideration of the Transaction and such opinion does not constitute a recommendation to any Marel Shareholder to tender their Marel Shares in the Offer.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Transaction Agreement;

•	annual reports to stockholders or shareholders, as applicable, of JBT and Marel and Annual Reports on Form 10-K of JBT for the five years ended 31 December 2023;

•	certain interim reports to stockholders or shareholders, as applicable, of JBT and Marel and Quarterly Reports on Form 10-Q of JBT;

•	certain other communications from JBT and Marel to their respective stockholders or shareholders, as applicable;

•	certain publicly available research analyst reports for JBT and Marel; and

•

certain financial analyses and forecasts for Marel (referred to in this section as the “JBT financial projections for Marel”) and which are summarized in section 6.7 “Certain JBT Unaudited Prospective Financial Information” and certain internal financial analyses and forecasts for JBT standalone and pro forma for the Transaction, in each case, as prepared by the management of JBT and approved for Goldman Sachs’ use by JBT (referred to in this section as the “JBT financial projections” and which are summarized in section 6.7 “Certain JBT Unaudited Prospective Financial Information”, and together with the JBT financial projections for Marel the “Projections”), including certain operating synergies projected by the management of JBT to result from the Transaction, as approved for Goldman Sachs’ use by JBT (referred to in this section as the “Estimated Synergies” and which are summarized in section 6.7“Certain JBT Unaudited Prospective Financial Information”).

Goldman Sachs also held discussions with members of the senior management of JBT and Marel regarding their assessment of the past and current business operations, financial condition and future prospects of Marel and with the members of senior management of JBT regarding their assessment of the past and current business operations, financial condition and future prospects of JBT and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for JBT Shares and Marel Shares; reviewed the financial terms of certain recent Transactions in the food processing equipment and solutions industries and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the JBT Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the JBT Board that the Projections, including the Estimated Synergies, were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of JBT. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of JBT or Marel or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on JBT or Marel or on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Transaction Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of JBT to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to JBT; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to JBT, as of the date of its opinion, of the aggregate consideration to be paid by JBT for all of the Marel Shares pursuant to the Transaction Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Transaction Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Transaction Agreement or entered into or amended in connection with the Transaction, including the Squeeze-Out or Merger or any similar transaction following the Offer, any allocation of the aggregate consideration, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of JBT; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of JBT or Marel, or any class of such persons in connection with the Transaction, whether relative to the aggregate consideration to be paid by JBT for all of the Marel Shares pursuant to the Transaction Agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which JBT Shares or Marel Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on JBT or Marel or the Transaction, or as to the impact of the Transaction on the solvency or viability of JBT or Marel or the ability of JBT or Marel to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Goldman Sachs to the JBT Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before 4 April 2024, the last trading day before the JBT Board approved the Transaction and is not necessarily indicative of current market conditions.

For purposes of its analysis, Goldman Sachs calculated €3.72 as the implied value of the consideration per Marel Share to be paid to Marel Shareholders pursuant to the Transaction Agreement, by adding €1.26, the cash consideration, to €2.46, the implied value of the stock consideration, which was calculated by multiplying €93.00, the price of JBT Shares as of 4 April 2024, by the fixed exchange ratio of 0.0265.

Illustrative Discounted Cash Flow Analysis for Marel on a Standalone Basis

Using the JBT financial projections for Marel, Goldman Sachs performed an illustrative discounted cash flow analysis of Marel to derive a range of illustrative equity values per Marel Share, both without taking into account the Estimated Synergies and taking into account the Estimated Synergies. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.5% to 11.0%, reflecting estimates of Marel’s weighted average cost of capital, Goldman Sachs discounted to present value, as of 31 December 2023, (i) estimates of the unlevered free cash flows to be generated by Marel on a standalone basis, both without taking into account the Estimated Synergies and taking into account the Estimated Synergies, for the period from 1 January 2024 to 31 December 2028, as reflected in the JBT financial projections for Marel and (ii) a range of illustrative terminal values for Marel, which were calculated by applying a range of enterprise value to earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the next twelve month period (“NTM”) multiples (“EV/NTM EBITDA”) ranging from 11.5x to 13.5x, to an estimate of adjusted EBITDA to be generated by Marel in the terminal year, both without taking into account the Estimated Synergies and taking into account the Estimated Synergies, as reflected in the JBT financial projections for Marel (which analysis implied perpetuity growth rates ranging from 3.2% to 5.5% without taking into account the Estimated Synergies, and 2.9% to 5.2% taking into account the Estimated Synergies). The range of EV/NTM EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of JBT and Marel. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Marel’s target capital structure weightings, the cost of long-term debt, future applicable marginal tax rate and a beta for Marel, as well as certain financial metrics for the Eurozone financial markets generally.

Goldman Sachs derived a range of illustrative enterprise values for Marel by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Marel the amount of Marel’s net debt as of 31 December 2023, as reflected in Marel’s consolidated annual financial statements and approved for Goldman Sachs’ use by JBT, to derive a range of illustrative equity values for Marel, both without taking into account the Estimated Synergies and taking into account the Estimated Synergies. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Marel Shares as of 3 April 2024, as provided by Marel and approved for Goldman Sachs’ use by JBT, using the treasury stock method, to derive a range of illustrative equity values per Marel Share of €3.79 to €4.76 without taking into account the Estimated Synergies, and a range of illustrative equity values per Marel Share of €5.23 to €6.53 taking into account the Estimated Synergies.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the selected acquisition transactions announced since 1 January 2018 listed below involving target companies in the food processing equipment and solutions industries. For each of the selected transactions, Goldman Sachs calculated the implied enterprise value of the target company, calculated using the consideration paid in the applicable transaction as a multiple of the target company’s EBITDA for the twelve-month period ended prior to announcement of each applicable transaction (“LTM EV/EBITDA”), as disclosed in public company filings and other publicly available information. The selected transactions and the implied LTM EV/EBITDA multiples calculated for the transactions are set forth below.

Announcement Date	Target	Acquiror	LTM EV/EBITDA
January 2018	Key Technology, Inc.	Duravant LLC	13.9x
May 2018	Taylor Company	The Middleby Corporation	15.4x
July 2021	Welbilt, Inc.	Ali Holding S.r.l.	21.0x
April 2022	Wenger Manufacturing, LLC	Marel	14.0x
Median			14.7x

While none of the selected transactions or companies that participated in the selected transactions is directly comparable to JBT, Marel or the Transaction, the transactions included as selected transactions were chosen because the target companies that participated in the selected transactions are companies with certain operations, financial characteristics and/or growth characteristics that, for the purposes of analysis, may be considered similar to certain operations, financial characteristics and/or growth characteristics of Marel.

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment and experience, Goldman Sachs applied a range of LTM EV/EBITDA multiples of 13.9x to 21.0x to Marel’s EBITDA for the twelve-month period ended 31 December 2023, as provided by the management of JBT and approved for Goldman Sachs’ use by JBT, to derive a range of implied enterprise values for Marel. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Marel the amount of Marel’s net debt as of 31 December 2023, as reflected in Marel’s consolidated annual financial statements and approved for Goldman Sachs’ use by JBT, to derive a range of illustrative equity values for Marel. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Marel Shares as of 3 April 2024, as provided by Marel and approved for Goldman Sachs’ use by JBT, using the treasury stock method, to derive a range of illustrative equity values per Marel Share of €2.23 to €3.87.

Premia Paid Analysis

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia paid in mixed cash and stock acquisition transactions announced during the period from 1 January 2014 through 4 April 2024 involving European publicly traded target companies with a transaction value between $500 million and $10 billion (excluding all transactions in the financial institutions and real estate sectors). For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile average premia of the price paid in the observed transactions relative to the target’s last undisturbed closing share price prior to the announcement of the respective transaction. The following table presents the results of this analysis:

Average Premia Paid	Undisturbed
25th Percentile	14%
Median	25%
75th Percentile	43%

Based on Goldman Sachs’ review of the foregoing data and its professional judgment and experience, Goldman Sachs applied a reference range of illustrative premia of 14% to 43% to the undisturbed closing price of Marel Shares on 23 November 2023 of €2.33. This analysis resulted in a range of implied equity values per Marel Share, converted from ISK to Euro using the spot FX rate, of €2.65 to €3.33.

Illustrative Discounted Cash Flow Analysis of JBT on a Standalone Basis and Pro Forma

Using the JBT Projections, Goldman Sachs performed an illustrative discounted cash flow analysis of JBT to derive ranges of illustrative equity values per JBT Share both on a standalone basis and pro forma giving effect to the Transaction assuming that each Marel Share is exchanged for 0.0265 JBT Shares and €1.26 in cash pursuant to the Transaction Agreement. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.5% to 10.5%, reflecting estimates of JBT’s weighted average cost of capital, Goldman Sachs discounted to present value, as of 31 December 2023, (i) estimates of the unlevered free cash flows to be generated by JBT both on a standalone basis and pro forma giving effect to the Transaction (taking into account the Estimated Synergies) for the period from 1 January 2024 to 31 December 2028, in each case as reflected in the JBT Projections and (ii) a range of illustrative terminal values for JBT both on a standalone basis and pro forma giving effect to the Transaction (taking into account the Estimated Synergies), which, in each case, were calculated by applying a range of EV/NTM EBITDA multiples ranging from 11.5x to 13.5x to an estimate of adjusted EBITDA to be generated by JBT in the terminal year, in each case, as reflected in the JBT Projections (which analysis implied perpetuity growth rates for (a) JBT on a standalone basis ranging from 3.4% to 5.2% and (b) JBT pro forma giving effect to the Transaction (taking into account the Estimated Synergies) ranging from 3.2% to 5.0%). The range of EV/NTM EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of JBT and Marel. Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including JBT’s target capital structure weightings, the cost of long-term debt, future applicable marginal tax rate and a beta for JBT, as well as certain financial metrics for the United States financial markets generally.

Goldman Sachs derived ranges of illustrative enterprise values for JBT both on a standalone basis and pro forma giving effect to the Transaction (taking into account the Estimated Synergies) by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the ranges of illustrative enterprise values it derived (i) for JBT on a standalone basis, the amount of JBT’s net debt and (ii) for JBT pro forma giving effect to the Transaction, the amount of JBT’s pro forma net debt, in each case as of 31 December 2023, in each case, as provided by the management of JBT and approved for Goldman Sachs’ use by JBT, to derive ranges of illustrative equity values for JBT both on a standalone basis and pro forma giving effect to the Transaction. Goldman Sachs then divided the ranges of illustrative equity values it derived (a) for JBT on a standalone basis by the implied number of fully diluted JBT Shares estimated to be outstanding as of 3 April 2024 and (b) for JBT pro forma giving effect to the Transaction estimated to be outstanding as of 31 December 2023 plus the estimated number of JBT Shares to be issued giving effect to the Transaction, in each case as provided by the management of JBT and approved for Goldman Sachs’ use by JBT, using the treasury stock method, to derive ranges of illustrative equity values per JBT Share on a standalone basis of $130 to $155 and on a pro forma basis giving effect to the Transaction of $142 to $176, in each case, rounded to the nearest dollar.

Illustrative Present Value of Future Share Price Analysis of JBT on a Standalone Basis and Pro Forma

Using the JBT Projections, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per JBT Share, both on a standalone basis and pro forma giving effect to the Transaction assuming that each Marel Share is exchanged for 0.0265 JBT Shares and €1.26 in cash pursuant to the Transaction Agreement. For this analysis, Goldman Sachs first calculated the implied enterprise value of JBT both on a standalone basis and pro forma giving effect to the Transaction (taking into account the Estimated Synergies) as of 31 December for each of the calendar years 2024 through 2026, by applying a range of illustrative EV/NTM EBITDA multiples of 11.5x to 13.5x to estimates of JBT’s NTM EBITDA as of 31 December for each of the calendar years 2024 through 2026 (i) on a standalone basis as reflected in the JBT Projections and (ii) pro forma giving effect to the Transaction (taking into account the Estimated Synergies) as provided by the management of JBT and approved for Goldman Sachs’ use by JBT. The illustrative range of EV/NTM EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDA multiples for JBT and Marel.

Goldman Sachs then subtracted the amount of JBT’s projected net debt (i) for JBT on a standalone basis and (ii) for JBT pro forma giving effect to the Transaction, in each case for each of the calendar years 2024 through 2026, in each case as provided by the management of JBT and approved for Goldman Sachs’ use by JBT, from the respective implied enterprise values in order to derive ranges of illustrative equity values for JBT on a standalone basis and for JBT pro forma giving effect to the Transaction as of 31 December for each of the calendar years 2024 through 2026. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding JBT Shares on both a standalone basis and pro forma giving effect to the Transaction for each of the calendar years 2024 through 2026, in each case, calculated using information provided by the management of JBT and approved for Goldman Sachs’ use by JBT, using the treasury stock method, to derive ranges of implied future values per JBT Share both on a standalone basis and pro forma giving effect to the Transaction (excluding dividends). Goldman Sachs then added the cumulative dividends per JBT Share expected to be paid to holders of JBT Shares through the end of each of calendar years 2024 through 2026, using information provided by the management of JBT and approved for Goldman Sachs’ use by JBT, to derive ranges of implied future values per JBT Share both on a standalone basis and pro forma giving effect to the Transaction (including dividends). By applying an illustrative discount rate of 11.5%, reflecting an estimate of JBT’s cost of equity, and, for the dividends only, using a mid-year convention, Goldman Sachs discounted to present value as of 31 December 2023 both the theoretical future values per JBT Share it derived for JBT and the estimated dividends to be paid per JBT Share through the end of each of calendar years 2024 through 2026, both on a standalone basis and pro forma giving effect to the Transaction. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for JBT, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied equity values per JBT Share on a standalone basis of $113 to $139 and on a pro forma basis giving effect to the Transaction of $125 to $164, in each case, rounded to the nearest dollar.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to JBT, Marel or the Transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the JBT Board as to the fairness from a financial point of view of the aggregate consideration to be paid by JBT for all of the Marel Shares pursuant to the Transaction Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of JBT, the Offeror, Marel, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The aggregate consideration was determined through arm’s-length negotiations between JBT and Marel and was approved by the JBT Board. Goldman Sachs provided advice to JBT during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to JBT or the JBT Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the JBT Board was one of many factors taken into consideration by the JBT Board in making its determination to approve the Transaction Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to the Registration Statement.

Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of JBT, Marel, any of their respective affiliates and third parties, including Eyrir Invest or any currency or commodity that may be involved in the Transaction. Goldman Sachs acted as financial advisor to JBT in connection with, and participated in certain of the negotiations leading to, the Transaction. At JBT’s request, an affiliate of Goldman Sachs has entered into financing commitments and agreements to provide JBT with a bridge loan and bank guarantee in connection with the consummation of the Transaction, in each case subject to the terms of such commitments and agreements. The actual amount of aggregate fees to be received by Goldman Sachs and its affiliates in connection with such debt financing is contingent upon the consummation of the debt financing and will depend upon, among other things, the aggregate amount and form of debt financing incurred by JBT, timing of closing the debt financing and market conditions. JBT estimates that Goldman Sachs and its affiliates will in the aggregate receive approximately $7.5 million to $9.0 million in fees in connection with the debt financing. This estimate is based on various assumptions, including that JBT will incur the full amount of the permanent debt financing contemplated at the time of the commitment and not another form of permanent financing. During the two-year period ended 4 April 2024, Goldman Sachs Investment Banking has not been engaged by JBT, Marel, Eyrir Invest or any of their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to JBT, Marel, Eyrir Invest and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Eyrir Invest and its affiliates from time to time and have invested in limited partnership units of affiliates of Eyrir Invest from time to time and may do so in the future.

JBT selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated 7 December 2023, JBT engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. The engagement letter between JBT and Goldman Sachs provides for a transaction fee of $40 million, $37.5 million of which is payable upon consummation of the Transaction. In addition, JBT has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

6.10	Opinions of Marel’s financial advisors

Opinion of J.P. Morgan Securities plc

Pursuant to an engagement letter, Marel retained J.P. Morgan as a financial advisor to Marel in connection with the proposed Transaction. As part of such engagement, J.P. Morgan delivered a written opinion dated 4 April 2024 to the Marel Board to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of Marel Shares in the proposed Transaction was fair, from a financial point of view, to such holders (other than shareholders executing irrevocable undertakings in connection with the Transaction and, as applicable, JBT, the Offeror, and their respective affiliates). For purposes of J.P. Morgan’s analysis and opinion, the term “Transaction” refers to the Offer and Squeeze-Out or Merger, taken together as a single integrated transaction, and J.P. Morgan assumed that the same consideration would be paid in the Squeeze-Out or Merger, as the case may be, for Marel Shares not tendered into the Offer as payable in the Offer. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan.

The full text of the written opinion of J.P. Morgan dated 4 April 2024 sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion. The summary of the opinion of J.P. Morgan set forth in this Prospectus is qualified in its entirety by reference to the full text of such opinion. J.P. Morgan’s written opinion was addressed to the Marel Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transaction and was directed only to the consideration to be paid to the holders of Marel Shares in the proposed Transaction (to the extent expressly specified therein), without regard to individual circumstances of holders of Marel Shares (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Marel held by such holders, and J.P. Morgan’s opinion did not in any way address proportionate allocation or relative fairness. J.P. Morgan’s opinion did not address any other terms, aspects or implications of the Transaction. J.P. Morgan expressed no opinion as to the fairness of the Transaction, or any consideration paid in connection therewith, to the holders of any class of securities, creditors or other constituencies of Marel or as to the underlying decision by Marel to engage in the proposed Transaction. J.P. Morgan’s opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender its shares into the Offer or how any shareholder should vote or act with respect to the proposed Transaction or any other matter.

J.P. Morgan’s opinion related to the relative values of Marel and JBT. In connection with preparing its opinion, J.P. Morgan, among other things:

•	reviewed an execution version, provided to J.P. Morgan on 4 April 2024, of the Transaction Agreement;

•	reviewed certain publicly available business and financial information concerning Marel and JBT and the industries in which they operate;

•

compared, for informational purposes, the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Marel and JBT with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Marel Shares and JBT common stock and certain publicly traded securities of such other companies;

•

reviewed certain financial analyses and forecasts provided to or discussed with J.P. Morgan by the managements of Marel and JBT relating to the respective businesses of Marel and JBT, including certain financial analyses and forecasts relating to Marel under two alternative business scenarios provided to or discussed with J.P. Morgan by the management of Marel and certain financial forecasts relating to JBT provided to or discussed with J.P. Morgan by the management of JBT as reviewed and approved by Marel, in each case as extrapolated per the management of Marel, as well as the estimated amount and timing of the cost savings expected by the management of Marel to result from the Transaction (collectively, the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan attended discussions with certain members of the managements of Marel and JBT with respect to certain aspects of the Transaction, and the past and current business operations of Marel and JBT, the financial condition and future prospects and operations of Marel and JBT, the effects of the Transaction on the financial condition and future prospects of Marel and JBT, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the managements of Marel and JBT or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with Marel, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency, of Marel, JBT, the Offeror or any other entity under any laws relating to bankruptcy, insolvency or similar matters. J.P. Morgan also did not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, audits, investigations or other proceedings involving or affecting Marel, JBT, the Offeror or any other entity. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, that J.P. Morgan was directed to utilize for purposes of its analysis and opinion, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the managements of Marel and JBT, as the case may be, as to the expected future results of operations and financial condition of Marel and JBT to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based and Marel confirmed that J.P. Morgan may rely upon such analyses and forecasts (including the Synergies) in the delivery of its opinion. J.P. Morgan’s opinion noted that the financial statements, financial analyses, forecasts and other information relating to Marel or otherwise used in J.P. Morgan’s analysis were prepared in accordance with IFRS and that the financial statements, financial analyses, forecasts and other information relating to JBT or otherwise used in J.P. Morgan’s analysis were prepared in accordance with GAAP. J.P. Morgan assumed that any reconciliations or other differences with respect to such financial statements, financial analyses, forecasts and other information between IFRS and GAAP would not be material to its analysis. With respect to financial statements, financial analyses, forecasts and other information utilized in J.P. Morgan’s analysis that were prepared in foreign currencies and converted based on certain exchange rates, J.P. Morgan also assumed that such exchange rates were reasonable to utilize for purposes of its analysis and J.P. Morgan expressed no view as to currency or exchange rate fluctuations or the impact thereof on its analysis or opinion.

J.P. Morgan assumed that the Transaction and the other transactions contemplated by the Transaction Agreement will be consummated as described in the Transaction Agreement, and that the definitive Transaction Agreement would not differ in any material respects from the execution version thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Marel, JBT and the Offeror in the Transaction Agreement were and will be true and correct in all respects material to its analysis, and that any proration of the consideration as contemplated by the Transaction Agreement would not be material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Marel with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any adverse effect on Marel, JBT, the Offeror or on the contemplated benefits of the Transaction. In giving its opinion, J.P. Morgan relied on Marel’s commercial assessments of the Transaction. The decision as to whether or not Marel enters into a Transaction (and the terms on which it does so) is one that can only be taken by Marel.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. As the Marel Board was aware, the industries in which Marel and JBT operate and the securities of Marel and JBT have experienced and may continue to experience volatility and disruptions, and J.P. Morgan expressed no opinion as to any potential effects of such volatility or disruptions on Marel, JBT or the Transaction.

J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Marel Shares in the proposed Transaction (to the extent expressly specified therein), without regard to individual circumstances of holders of Marel Shares (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Marel held by such holders, and J.P. Morgan’s opinion did not in any way address proportionate allocation or relative fairness. J.P. Morgan expressed no opinion as to any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the consideration or the Transaction, any proration of the consideration, governance arrangements or irrevocable undertakings or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. J.P. Morgan also expressed no opinion as to the fairness of the Transaction, or any consideration paid in connection therewith, to the holders of any class of securities, creditors or other constituencies of Marel or as to the underlying decision by Marel to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the consideration to be paid to the holders of Marel Shares in the Transaction or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the prices at which Marel Shares or JBT Shares will trade at any future time. J.P. Morgan noted that, as a result, other factors after the date of its opinion may affect the value of the businesses of Marel and JBT after consummation of the Transaction, including but not limited to (i) the total or partial disposition of the share capital of JBT by stockholders of JBT within a short period of time after the effective date of the Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Marel or JBT, (v) any necessary actions by or restrictions of governmental agencies or regulatory authorities, and (vi) timely execution of all necessary agreements to complete the Transaction on terms and conditions that are acceptable to all parties at interest. No opinion was expressed as to whether any alternative transaction might be more beneficial to Marel.

J.P. Morgan noted that it was not authorized to and did not solicit third-party indications of interest with respect to the acquisition of all or any part of Marel or any other alternative transaction.

The terms of the Transaction Agreement, including the consideration, were determined through arm’s-length negotiations between Marel and JBT, and the decision to enter into the Transaction Agreement was solely that of the Marel Board and the JBT Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Marel Board in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the Marel Board or the management of Marel with respect to the proposed Transaction or the consideration.

Financial Analyses

In accordance with customary investment banking practices, J.P. Morgan employed generally accepted valuation methodologies in delivering its written opinion dated 4 April 2024 and contained in the presentation for the Marel Board delivered on such date in connection with the delivery of such opinion. The following summary of the material financial analyses utilized by J.P. Morgan does not purport to be a complete description of the analyses or data provided by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses. For purposes of the financial analyses described below, (i) the term “adjusted EBITDA” generally refers to earnings before interest, taxes, depreciation and amortization adjusted for certain non-recurring and non-cash items, (ii) the term “adjusted EBITDA-Capex” generally refers to adjusted EBITDA, less capital expenditures and (iii) with respect to Marel, stock-based compensation was treated as a cash expense.

In calculating approximate implied exchange ratio reference ranges as reflected in the financial analyses described below, J.P. Morgan divided the low-ends (or high-ends, as the case may be) of the approximate implied equity value per share reference ranges derived for Marel from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied equity value per share reference ranges derived for JBT from such analyses in order to calculate the low-ends (or high-ends) of the approximate implied exchange ratio reference ranges.

Selected Public Trading Multiples Analyses.

J.P. Morgan performed separate selected public trading multiples analyses of Marel and JBT in which J.P. Morgan reviewed selected financial data relating to Marel, JBT and the selected publicly traded companies listed below.

Marel. In its selected public trading multiples analysis of Marel, using publicly available information, J.P. Morgan compared selected financial data of Marel with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan deemed sufficiently analogous to those engaged in by Marel (such selected publicly traded companies, the “Marel selected companies”). The companies selected by J.P. Morgan were as follows:

•	ATS Corporation

•	GEA Group AG

•	John Bean Technologies Corporation

•	The Middleby Corporation

None of the Marel selected companies reviewed is identical to Marel and certain of these companies may have characteristics that are materially different from those of Marel. However, these companies were selected because they are publicly traded companies that J.P. Morgan considered relevant for purposes of analysis. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Marel.

Using publicly available information, J.P. Morgan reviewed, among other information, firm values (calculated as implied equity values based on closing stock prices on 3 April 2024 (or, in the case of JBT, 23 November 2023, the last trading day prior to public announcement of JBT’s initial non-binding proposal to acquire Marel) plus total debt, unfunded pension obligations, preferred equity and non-controlling interests (as applicable) and less cash, cash equivalents and investments in unconsolidated affiliates (as applicable)) as multiples of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA and calendar year 2024 and calendar year 2025 adjusted EBITDA-Capex. Financial data of the Marel selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information (except, in the case of JBT, which was based on financial forecasts and other information and data provided to or discussed with J.P. Morgan by the management of JBT as extrapolated per the management of Marel). Financial data of Marel was based on financial forecasts and other information and data provided to or discussed with J.P. Morgan by the management of Marel.

The overall low to high calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples observed for the Marel selected companies were 9.7x to 12.0x (with a mean of 11.2x and a median of 11.5x) and 9.3x to 10.9x (with a mean of 10.4x and a median of 10.7x), respectively. The overall low to high calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples observed for the Marel selected companies were 12.3x to 14.2x (with a mean of 13.4x and a median of 13.6x) and 11.5x to 13.2x (with a mean of 12.1x and a median of 11.9x), respectively.

J.P. Morgan applied selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples derived from the Marel selected companies of 10.0x to 12.0x and 9.0x to 11.0x, respectively, and selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples derived from the Marel selected companies of 12.0x to 14.0x and 11.5x to 13.0x, respectively, to corresponding data of Marel, in each case based on financial forecasts and other information and data provided to or discussed with J.P. Morgan by the management of Marel. This analysis indicated approximate implied equity value per share reference ranges for Marel of ISK 275 to ISK 360 and ISK 353 to ISK 464 based on calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples, respectively, and ISK 219 to ISK 280 and ISK 341 to ISK 405 based on calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples, respectively.

JBT. In its selected public trading multiples analysis of JBT, using publicly available information, J.P. Morgan compared selected financial data of JBT with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan deemed sufficiently analogous to those engaged in by JBT (such selected publicly traded companies, the “JBT selected companies”). The companies selected by J.P. Morgan were as follows:

•	ATS Corporation

•	GEA Group AG

•	Marel hf.

•	The Middleby Corporation

None of the JBT selected companies reviewed is identical to JBT and certain of these companies may have characteristics that are materially different from those of JBT. However, these companies were selected because they are publicly traded companies that J.P. Morgan considered relevant for purposes of analysis. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect JBT.

Using publicly available information, J.P. Morgan reviewed the same information referred to above under “Selected Public Trading Multiples Analyses — Marel” (subsection under section 6.10 “Opinions of Marel’s financial advisors”). Financial data of the JBT selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information (except, in the case of Marel, which was based on financial forecasts and other information and data provided to or discussed with J.P. Morgan by the management of Marel). Financial data of JBT was based on financial forecasts and other information and data provided to or discussed with J.P. Morgan and as extrapolated per the management of Marel.

The overall low to high calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples observed for the JBT selected companies were 9.7x to 11.8x (with a mean of 11.1x and a median of 11.5x) and 9.3x to 10.9x (with a mean of 9.9x and a median of 10.0x), respectively. The overall low to high calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples observed for the JBT selected companies were 12.3x to 14.8x (with a mean and a median of 13.7x) and 10.8x to 13.2x (with a mean of 11.8x and a median of 11.5x), respectively.

J.P. Morgan applied selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples derived from the JBT selected companies of 10.0x to 12.0x and 9.0x to 11.0x, respectively, and selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples derived from the JBT selected companies of 12.0x to 14.0x and 11.5x to 13.0x, respectively, to corresponding data of JBT, in each case based on financial forecasts and other information and data provided to or discussed with J.P. Morgan by the management of JBT as extrapolated by the management of Marel. This analysis indicated approximate implied equity value per share reference ranges for JBT of USD 88 to USD 107 and USD 88 to USD 109 based on calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples, respectively, and USD 91 to USD 107 and USD 101 to USD 114 based on calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples, respectively.

Utilizing the approximate implied equity value per share reference ranges derived for Marel and JBT as described above, J.P. Morgan calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio implied by the consideration assuming all-stock consideration:

Implied Exchange Ratio Reference Ranges Based On:				All-Stock Exchange Ratio
FV/2024E Adjusted EBITDA	FV/2025E Adjusted EBITDA	FV/2024E Adjusted EBITDA-Capex	FV/2025E Adjusted EBITDA-Capex
0.019x – 0.029x	0.023x – 0.038x	0.015x – 0.022x	0.021x – 0.029x	0.0407x

Discounted Cash Flow Analyses

J.P. Morgan conducted separate discounted cash flow analyses of Marel and JBT.

Marel. J.P. Morgan conducted a discounted cash flow analysis of Marel by calculating the estimated present value of the unlevered free cash flows expected to be generated by Marel during the fiscal years ending 31 December 2025 through 31 December 2034 based on financial forecasts and other information and data relating to Marel under two alternative business scenarios, referred to as the upper and lower business scenarios, provided to or discussed with J.P. Morgan by the management of Marel. J.P. Morgan calculated a range of terminal values for Marel at the end of this period by applying a perpetuity growth rate ranging from 1.75% to 2.25% to the unlevered free cash flows of Marel during the terminal period of the forecasts. The unlevered free cash flows and the range of terminal values were discounted to present values as of 31 December 2024 using a discount rate ranging from 9.25% to 9.75%. This analysis indicated approximate implied equity value per share reference ranges for Marel of ISK 663 to ISK 752 (under the upper business scenario) and ISK 577 to ISK 655 (under the lower business scenario).

JBT. J.P. Morgan conducted a discounted cash flow analysis of JBT by calculating the estimated present value of the unlevered free cash flows expected to be generated by JBT during the fiscal years ending 31 December 2025 through 31 December 2034 based on financial forecasts and other information and data relating to JBT provided to or discussed with J.P. Morgan and as extrapolated per the management of Marel. J.P. Morgan calculated a range of terminal values for JBT at the end of this period by applying a perpetuity growth rate ranging from 1.75% to 2.25% to the unlevered free cash flows of JBT during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values as of 31 December 2024 using a discount rate ranging from 8.25% to 8.75%. This analysis indicated an approximate implied equity value per share reference range for JBT of USD 145 to USD 164.

Utilizing the approximate implied equity value per share reference ranges derived for Marel and JBT as described above, J.P. Morgan calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio implied by the consideration assuming all-stock consideration:

Implied Exchange Ratio Reference Ranges Based On:		All-Stock Exchange Ratio
Marel Upper Business Scenario Financial Forecasts	Marel Lower Business Scenario Financial Forecast
0.029x – 0.037x	0.025x – 0.033x	0.0407x

Intrinsic Theoretical Value Creation Analysis

J.P. Morgan conducted an analysis of the implied theoretical per share value creation of the Transaction to existing holders of Marel Shares based on the pro forma equity ownership of such holders in the combined company upon consummation of the Transaction, assuming a consideration mix of 65% in JBT Shares and 35%

in cash, relative to the implied equity value per share of Marel on a standalone basis, in each case based on financial forecasts and other information and data relating to Marel under the alternative upper and lower business scenarios provided to or discussed with J.P. Morgan by the management of Marel and financial forecasts and other information and data relating to JBT provided to or discussed with J.P. Morgan, in each case as extrapolated per the management of Marel.

J.P. Morgan calculated the implied pro forma equity value per share to holders of Marel Shares by taking into account (i) (a) the midpoints of the respective approximate implied equity values for Marel and JBT, each on a standalone basis as derived from the discounted cash flow analyses for Marel and JBT described above under “Discounted Cash Flow Analyses” (subsection under section 6.10 “Opinions of Marel’s financial advisors”), and (b) the estimated present value of the midpoint of the potential Synergies estimates provided by the management of Marel, offset by (ii) an assumed aggregate cash amount of the consideration of €950 million. Based on the implied pro forma equity ownership of holders of Marel Shares in the combined company upon consummation of the Transaction of 38%, this indicated that the Transaction could create a hypothetical incremental implied equity value uplift for holders of Marel Shares of approximately 14.8% (under the upper business scenario for Marel) or 26.2% (under the lower business scenario for Marel) relative to the midpoint of the approximate implied equity value for Marel on a standalone basis. There can be no assurance that the projected financial information and impacts from the Transaction will not be substantially greater or less than those estimated by the management of Marel or as described above.

Certain Additional Information

J.P. Morgan observed the following additional information that was not considered part of J.P. Morgan’s financial analyses with respect to its opinion but was noted for informational purposes:

•

volume-weighted average closing prices for Marel Shares and JBT Shares during the three-month, six-month and 12-month periods prior to 3 April 2024, which indicated, for Marel Shares, volume-weighted average closing prices for Marel common stock of ISK 471, ISK 439 and ISK 449 per share, respectively, and for JBT Shares of USD 101, USD 102 and USD 106 per share, respectively, and approximate implied exchange ratios of 0.034x, 0.031x and 0.031x, respectively;

•

historical intraday prices for Marel Shares and JBT Shares during the 52-week period prior to 3 April 2024, which indicated low and high intraday prices for Marel Shares and JBT Shares of ISK 327 and ISK 620 per share and USD 90 and USD 126 per share, respectively, during such period, and approximate low and high implied exchange ratios of 0.019x and 0.050x, respectively;

•

certain publicly available equity research analysts’ price targets for Marel Shares and JBT Shares, which indicated median price targets for Marel Shares of ISK 515 per share on 23 November 2023 (the last trading day prior to public announcement of JBT’s initial non-binding proposal to acquire Marel) and ISK 540 per share on 3 April 2024 and median price targets for JBT Shares of USD 110 per share on 23 November 2023 and USD 121 per share on 3 April 2024, and corresponding approximate implied exchange ratios of 0.031x and 0.035x;

•

latest 12 months firm value to adjusted EBITDA multiples implied by the consideration paid in selected precedent transactions that J.P. Morgan considered generally relevant as involving target companies with operations in the broader industrial machinery packaging equipment industry based on publicly available information and to the extent deemed meaningful, which indicated an overall low to high range of latest 12 months adjusted EBITDA multiples of 13.0x to 15.0x and, when applying such observed multiples range to Marel’s estimated adjusted EBITDA for calendar year 2024, an approximate implied equity value per share reference range for Marel of ISK 501 to ISK 600; and

•

implied premiums paid in selected mergers and acquisition transactions with all-cash consideration involving Nordic target companies; applying a selected range of implied premiums of 26% to 38% (reflecting the overall low to high implied premiums derived from such transactions based on the closing or unaffected stock prices, as applicable, of the target companies involved in such transactions one day and 30 days prior to public announcement of such transactions or speculation of a potential transaction) to the closing price of Marel common stock on 23 November 2024 of ISK 350 per share indicated an approximate implied equity value per share reference range for Marel of ISK 441 to ISK 483.

Miscellaneous

The foregoing summary does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, implied reference ranges from any particular analysis, combination of analyses or as otherwise described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Marel or JBT. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses utilized by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Marel or JBT, and none of the selected transactions reviewed was identical to the Transaction and certain of the selected companies may have characteristics that are materially different from those of Marel or JBT. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Marel and/or JBT. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Marel and JBT and the transactions compared to the Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected as a financial advisor to Marel with respect to the Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the industries in which Marel and JBT operate.

For services rendered in connection with the Transaction, Marel has agreed to pay J.P. Morgan an aggregate fee of approximately EUR 21.4 million, of which a portion was payable in connection with the announcement of the Transaction and approximately EUR 18.4 million is contingent and payable upon the closing of the Transaction. In addition, Marel has agreed to reimburse J.P. Morgan for expenses incurred in connection with its services, including fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates had any material financial advisory or other material commercial or investment banking relationships with Marel, Eyrir Invest (a significant shareholder of Marel) or JBT. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, approximately 2% of the outstanding JBT Shares and less than 1% of the outstanding Marel Shares. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Marel or JBT for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Rabobank

Pursuant to an engagement letter, Marel retained Rabobank as its financial advisor to provide a fairness opinion to the Marel Board in connection with the Transaction.

As part of such engagement, Rabobank delivered a written opinion, dated as of 4 April 2024 (the “Rabobank Fairness Opinion”), to the Marel Board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rabobank in preparing the Rabobank Fairness Opinion, the consideration to be paid to the holders of the Marel Shares, other than holders of Excluded Shares, in the Transaction was fair, from a financial point of view, to such holders.

The full text of the Rabobank Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rabobank in preparing the Rabobank Fairness Opinion. The summary of the Rabobank Fairness Opinion set forth in this Prospectus is qualified in its entirety by reference to the full text of such Rabobank Fairness Opinion. The Rabobank Fairness Opinion was addressed to the Marel Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction and without regard to individual circumstances of holders of Marel Shares (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Marel held by such holders, and the Rabobank Fairness Opinion did not in any way address proportionate allocation or relative fairness. The Rabobank Fairness Opinion was directed only to the consideration to be paid to the holders of the Marel Shares, other than holders of Excluded Shares, in the Transaction and did not address any other terms, aspects or implications of the Transaction. Rabobank expressed no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of Marel, or as to the underlying decision by Marel to engage in the Transaction. The Rabobank Fairness Opinion does not constitute a recommendation to any shareholder of Marel as to whether such shareholder should tender its Marel Shares in the Offer or how such shareholder should make decisions relating to the Transaction, including, among other things, with respect to the consideration or any proration of the consideration, or any other matter.

In arriving at its opinion, Rabobank, among other things:

•

reviewed certain publicly available financial and business information relating to Marel and JBT which Rabobank deemed relevant for the purposes of providing the Rabobank Fairness Opinion, including, but not limited to, annual reports, company presentations, press releases and research analyst reports relating to the expected future financial performance of Marel and JBT;

•

reviewed certain (i) internal (unaudited) financial and operating information provided to Rabobank by Marel’s management, (ii) financial forecasts for Marel and JBT provided to Rabobank by Marel’s management and approved by Marel’s management for Rabobank’s use in connection with the Rabobank Fairness Opinion and Rabobank’s analyses and, based on Rabobank’s assumptions and with guidance from Marel’s management, extrapolated such forecasts for Marel and JBT for certain fiscal years (such extrapolations being reviewed and determined by Marel’s management as reasonable for Rabobank’s use in connection with the Rabobank Fairness Opinion and Rabobank’s analyses), and (iii) assumptions relating to the business, operations and commercial prospects of Marel and JBT;

•	considered current and historical market prices of the Marel Shares and the JBT Shares;

•	reviewed certain publicly available external research reports concerning the lines of business Rabobank believed to be generally comparable to the business of Marel and JBT;

•	reviewed certain publicly available financial and other information about certain publicly traded companies engaged in business comparable to Marel and JBT that Rabobank deemed to be relevant;

•	reviewed the financial terms, to the extent publicly available, of certain recent transactions involving companies Rabobank deemed relevant and the consideration paid for such companies;

•	reviewed the Transaction Agreement; and

•	conducted such other financial studies, analyses and investigations and considered such other information as Rabobank deemed appropriate for the purposes of the Rabobank Fairness Opinion.

In addition, Rabobank held discussions with certain representatives of management of Marel with respect to certain aspects of the Transaction, the past and current business operations of Marel, the financial condition and future prospects and operations of Marel, and certain other matters Rabobank believed necessary or appropriate to its inquiry.

In giving the Rabobank Fairness Opinion, Rabobank has assumed and relied upon the accuracy, completeness and correctness of all the financial and other information used by it, which includes information that is publicly available as well as all information supplied, made available to, discussed with, or reviewed by Rabobank, without conducting any independent verification of such information, and has assumed such accuracy, completeness and correctness. Rabobank has further relied on certain assurances of Marel’s management, in particular that Marel has not omitted to provide Rabobank with any information relating to Marel, JBT or the Offeror that would render the provided information inaccurate, incomplete or misleading or may reasonably have a material impact on the Rabobank Fairness Opinion, and consequently, Rabobank does not accept any responsibility regarding the verification of such information’s accuracy, completeness or correctness, and no representation or warranty, express or implied, is made as to such information’s accuracy, completeness or correctness. Rabobank has not provided, obtained or reviewed on Marel’s behalf any specialist advice, including but not limited to, legal, accounting, regulatory, actuarial, environmental, information technology or tax advice and as such assumes no liability or responsibility in connection therewith. Accordingly, in providing the Rabobank Fairness Opinion, Rabobank has not taken into account the possible implications of any such advice. Rabobank has not made any evaluation or appraisal of the assets and liabilities (including, but not limited to, any derivative or off-balance sheet assets, liabilities, and assets or businesses held for sale or disposal) of Marel or JBT. Rabobank has not conducted a physical inspection of the properties and facilities of Marel or JBT. Rabobank has not evaluated the solvency or fair value of Marel or JBT under any laws relating to bankruptcy, insolvency or similar matters. Rabobank has assumed that the representations and warranties made by Marel, JBT and the Offeror in the Transaction Agreement are and will be true and correct in all respects material to the Rabobank Fairness Opinion. Rabobank has assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction, if any, will be obtained without any impact on the financial benefits of the Transaction.

The projections furnished by Marel to Rabobank for Marel (as used in this section, the “Marel Management Case”) and for JBT (as used in this section, the “JBT Base Case”) were each prepared by Marel’s management, as discussed more fully under “Marel Management Projections” (subsection under section 6.8 “Certain Marel unaudited prospective financial information”). Marel does not publicly disclose internal management projections of the type provided to Rabobank in connection with Rabobank’s analysis of the proposed Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Marel’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to section 2.6 “Cautionary Statement Regarding Forward-Looking Statements” and the section “Marel Management

Projections” (subsection under section 6.8 “Certain Marel unaudited prospective financial information”). Rabobank has assumed that the Marel Management Case and the JBT Base Case have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgements of Marel’s management as to the expected future results of operations and financial condition of Marel and JBT and that no event subsequent to the date of any such financial forecasts and undisclosed to Rabobank has had a material effect to Marel or JBT. Rabobank extrapolated the Marel Management Case and the JBT Base Case, in each case through 31 December 2029, based on Rabobank’s assumptions and with guidance from Marel’s management (such extrapolations being reviewed and determined by Marel’s management as reasonable for Rabobank’s use in connection with the Rabobank Fairness Opinion and Rabobank’s financial analyses). Rabobank does not accept or assume any liability or responsibility whatsoever for the foregoing information, forecasts or extrapolations thereof and does not express any view thereto or to the assumptions on which such forecasts or extrapolations were made.

The Rabobank Fairness Opinion was necessarily based on economic, market and other conditions as prevailing on, and the information made available to Rabobank up to, and including, the date of the Rabobank Fairness Opinion. The Rabobank Fairness Opinion noted that subsequent developments or circumstances and any other information that becomes available after such date may affect the Rabobank Fairness Opinion, and that Rabobank expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Rabobank Fairness Opinion of which Rabobank becomes aware after the date of the Rabobank Fairness Opinion, and Rabobank has not assumed any responsibility to update, revise or reaffirm the Rabobank Fairness Opinion. As a result, other factors after the date of the Rabobank Fairness Opinion may affect the value of the business of Marel after the consummation of the Transaction, including but not limited to (i) the total or partial disposition of the share capital of Marel and/or JBT by shareholders of Marel and/or JBT within a short period of time after the effective date of the Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Marel and/or JBT, (v) any necessary actions by or restrictions of governmental agencies or regulatory authorities and (vi) timely execution of all necessary agreements to complete the Transaction on terms and conditions that are acceptable to all parties at interest.

The Rabobank Fairness Opinion addresses only the fairness, from a financial point of view, to the holders of Marel Shares, other than holders of Excluded Shares, as of the date of the Rabobank Fairness Opinion, of the consideration to be paid to such holders in the Transaction, and Rabobank does not express any view on, and the Rabobank Fairness Opinion does not address, any other term or aspect of the Transaction Agreement, or any other documents in relation to the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Transaction Agreement or any such other transaction documents or entered into or amended in connection with the Transaction, including without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, JBT, the Offeror, Eyrir Invest or any of their respective affiliates, the holders of any class of securities of Marel other than Marel Shares, creditors, or other constituencies of Marel (other than the holders of Marel Shares, other than holders of Excluded Shares); nor as to the fairness of the amount or nature of any compensation to be paid or payable to any officers, directors or employees of Marel, or class of such persons, in connection with the Transaction. In the Rabobank Fairness Opinion, Rabobank noted that it expressed no opinion as to the price at which the Marel Shares, the JBT Shares or the JBT Offer Shares will trade at any future time.

Rabobank’s financial analyses and the opinion expressed in the Rabobank Fairness Opinion were provided solely for the information and assistance of the Marel Board in connection with the consideration by the Marel Board of the Transaction and such opinion does not constitute a recommendation as to whether or not a holder of Marel Shares should tender its Marel Shares in connection with the Offer or how a holder of Marel Shares should make decisions relating to the Transaction, including, but not limited to, with respect to the consideration or any proration of the consideration. Rabobank has also not been requested to opine on, and no opinion is expressed on, and the Rabobank Fairness Opinion does not in any other manner address, any alternatives available to the

Transaction and whether any alternative transaction might be more beneficial to Marel other than the Transaction. Rabobank has also not been requested to opine as to, and the Rabobank Fairness Opinion does not in any manner address, the likelihood of the consummation of the Transaction. In giving the Rabobank Fairness Opinion, Rabobank has relied on Marel’s commercial assessments of the Transaction. The decision as to whether or not Marel enters into a Transaction (and the terms on which it does so) is one that can only be taken by Marel. The terms of the Transaction Agreement, including the consideration to be paid to the holders of the Marel Shares, were determined through arm’s length negotiations between Marel and JBT, and the decision to enter into the Transaction Agreement was solely that of the Marel Board. The Rabobank Fairness Opinion and Rabobank’s financial analyses were only one of the many factors considered by the Marel Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Marel Board or Marel’s management with respect to the Transaction or the consideration to be paid to the holders of the Marel Shares.

In accordance with customary investment banking practice, Rabobank employed generally accepted valuation methodologies in delivering the Rabobank Fairness Opinion, and in the presentation of its financial analyses for the Marel Board delivered on such date in connection with the delivery of such Rabobank Fairness Opinion.

The following is a summary of the material financial analyses utilized by Rabobank in connection with rendering its opinion to the Marel Board and does not purport to be a complete description of the analyses or data presented by Rabobank in connection with the Rabobank Fairness Opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Rabobank, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Rabobank’s analyses.

Discounted Cash Flow Analysis

Rabobank conducted a discounted cash flow analysis for the purpose of determining an implied equity value for the Marel Shares. Rabobank calculated the unlevered free cash flows that Marel is expected to generate during fiscal years 2024E through the end of 2029E (based on the Marel Management Case for the period FY24E – FY26E provided to Rabobank and approved by Marel’s management for Rabobank’s use in connection with the Rabobank Fairness Opinion and Rabobank’s analyses, complemented with an extrapolation period until FY29E based on Rabobank’s assumptions and with guidance from Marel’s management, such extrapolations being reviewed and determined by Marel’s management as reasonable for Rabobank’s use in connection with the Rabobank Fairness Opinion and Rabobank’s analyses) and into the estimated steady state of Marel’s operations. Rabobank then discounted the unlevered free cash flow estimates to present value as per an assumed valuation date of 1 April 2024 using discount rates ranging from 8.1% to 9.1%, which ranges were chosen by Rabobank in its professional judgment based upon a fundamental analysis of the weighted average cost of capital. The present value of the unlevered free cash flow estimates was then adjusted for net debt and other cash-like and/or debt-like adjustments based on Marel’s balance sheet position as per 31 December 2023 to derive the equity value for all Marel Shares. This analysis indicated the following ranges of implied equity value per Marel Share:

Implied Equity Value per Marel Share
	9.1% discount rate	8.1% discount rate
Marel Discount Rate Sensitivity	EUR 2.94	EUR 3.44

Rabobank compared these ranges to the per share Offer Price of EUR 3.60 per Marel Share.

Rabobank also conducted a discounted cash flow analysis for the purpose of determining an implied equity value for the JBT Shares. Rabobank calculated the unlevered free cash flows that JBT is expected to generate during fiscal years 2024E through the end of 2029E (based on the JBT Base Case for the period FY24E – FY28E as provided to Rabobank and approved by Marel’s management for Rabobank’s use in connection with the Rabobank Fairness Opinion and Rabobank’s analyses, complemented with an extrapolation period until FY29E based on Rabobank’s assumptions and with guidance from Marel’s management, such extrapolations being reviewed and determined by Marel’s management as reasonable for Rabobank’s use in connection with the Rabobank Fairness Opinion and Rabobank’s analyses) and into the estimated steady state of JBT’s operations. Rabobank then discounted the unlevered free cash flow estimates to present value as per an assumed valuation date of 1 April 2024 using discount rates ranging from 8.0% to 9.0%, which ranges were chosen by Rabobank in its professional judgment based upon a fundamental analysis of the weighted average cost of capital. The present value of the unlevered free cash flow estimates was then adjusted for net debt and other cash-like and/or debt-like adjustments based on JBT’s balance sheet position as per 31 December 2023 to derive the equity value for all JBT Shares. This analysis indicated the following ranges of implied equity value per JBT Share:

Implied Equity Value per JBT Share
	9.0% discount rate	8.0% discount rate
JBT Discount Rate Sensitivity	USD 99.62	USD 113.06

Rabobank compared these ranges to the reference price per JBT Offer Share of USD 96.25.

Public Trading Comparables Analysis

For reference purposes only, Rabobank performed a public trading comparables analysis, which is designed to provide an implied value of a company by comparing it to similar companies that are publicly traded. Rabobank reviewed and compared certain financial estimates for Marel and JBT with comparable publicly available consensus equity analyst research estimates for selected companies that, in Rabobank’s professional judgement, share certain similar business characteristics and have certain comparable operating characteristics including, among other things, product characteristics, similarly sized revenue and/or revenue growth rates, market capitalization, profitability, scale and/or other similar operating characteristics (which companies are referred to as the comparable companies).

For purposes of this analysis, using publicly available financial information, Rabobank analyzed the ratios of enterprise value, which Rabobank defined as fully diluted market capitalization plus total debt (including lease liabilities), plus preferred stock, plus non-controlling interest, plus debt-like items, less cash and cash equivalents (including marketable securities), less cash-like items, to EBITDA, which Rabobank defined as operating income plus depreciation and amortization plus adjustments for non-recurring items for the calendar years 2024 and 2025, which ratios Rabobank referred to as “EV/2024E EBITDA” and “EV/2025E EBITDA,” respectively. In addition, Rabobank analyzed the ratios of enterprise value to EBIT, which Rabobank defined as operating income plus adjustments for non-recurring items for the calendar years 2024 and 2025, which ratios Rabobank referred to as “EV/2024E EBIT” and “EV/2025E EBIT,” respectively.

The below table summarizes the multiples resulting from this analysis:

	Consensus EV/2024E EBITDA	Consensus EV/2025E EBITDA	Consensus EV/2024E EBIT	Consensus EV/2025E EBIT
Low	7.1x	6.2x	10.0x	8.2x
Median	8.9x	8.6x	13.4x	12.6x
High	18.6x	15.2x	30.2x	23.7x

Based on its analysis and its professional judgement, Rabobank selected a reference range of EV/2024E EBITDA of 7.9x – 9.9x (median of 8.9x ± 1.0x), EV/2025E EBITDA of 7.6x – 9.6x (median of 8.6x ± 1.0x), EV/2024E EBIT of 12.4x – 14.4x (median of 13.4x ± 1.0x) and EV/2025E EBIT of 11.6x – 13.6x (median of 12.6x ± 1.0x) for Marel and JBT.

Marel valuation: Rabobank applied the selected reference range to the adjusted EBITDA and adjusted EBIT for Marel reflected in the Marel Management Case. Rabobank’s analysis resulted in the following implied fully diluted share price for the Marel Shares:

Metric	Implied Marel Share price value
EV/2024E EBITDA	EUR 1.53 – EUR 2.19
EV/2025E EBITDA	EUR 2.12 – EUR 2.97
EV/2024E EBIT	EUR 1.79 – EUR 2.25
EV/2025E EBIT	EUR 2.65 – EUR 3.28

Rabobank compared these ranges to the per share Offer Price of EUR 3.60 per Marel Share.

JBT valuation: Rabobank also applied the selected reference range to the adjusted EBITDA and adjusted EBIT for JBT reflected in the JBT Base Case. Rabobank’s analysis resulted in the following implied fully diluted share price for the JBT Shares:

Metric	Implied JBT Share price value
EV/2024E EBITDA	USD 67.03 – USD 85.64
EV/2025E EBITDA	USD 70.95 – USD 91.50
EV/2024E EBIT	USD 68.71 – USD 80.85
EV/2025E EBIT	USD 74.98 – USD 89.04

Rabobank compared these ranges to the reference price per JBT Offer Share of USD 96.25.

No company utilized in the public trading comparables analysis is identical to Marel or JBT or directly comparable in business mix, size or other metrics. Accordingly, an analysis of the results of the foregoing analysis necessarily involves complex considerations and judgements concerning differences between Marel, JBT and the companies being compared and other factors that would affect the value of the companies to which Marel and JBT are being compared. In selecting comparable companies, Rabobank made numerous judgements and assumptions with respect to size, business mix, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Marel and JBT. These include, among other things, the impact of competition on Marel’s and JBT’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Marel and JBT, the industry, or in the financial markets in general, which could affect the public trading value of Marel, JBT or the companies to which it is being compared.

Comparable Transaction Analysis

For reference purposes only, Rabobank performed a comparable transaction analysis, which is designed to provide an implied value of a company by comparing it to similar precedent acquisition transactions. Rabobank reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Rabobank deemed relevant based on its professional judgment and experience.

For each transaction, Rabobank calculated the multiple by dividing each company’s enterprise value by its EBITDA, which Rabobank defined as operating income plus depreciation and amortization plus (to the extent publicly available) adjustments for non-recurring items, and EBIT, which Rabobank defined as operating income plus (to the extent publicly available) adjustments for non-recurring items, during the most recently available last twelve month (“LTM”) period prior to each transaction, which multiples Rabobank referred to as “EV/LTM EBITDA” and “EV/LTM EBIT,” respectively. Enterprise value and historical financial information for the selected transactions was based on publicly available information as of the announcement date of each respective transaction.

The below table summarizes the multiples resulting from this analysis:

	EV/LTM EBITDA	EV/LTM EBIT
Low	6.6x	7.0x
Median	12.5x	16.4x
High	22.1x	32.5x

Based on its analysis and its professional judgement, Rabobank selected a reference range of EV/LTM EBITDA of 11.5x – 13.5x (median of 12.5x ± 1.0x) and EV/LTM EBIT of 15.4x – 17.4x (median of 16.4x ± 1.0x) for Marel and JBT.

Marel valuation: Rabobank applied the selected reference range to the adjusted EBITDA and adjusted EBIT reflected in the Marel Management Case for the last twelve months as per an assumed valuation date of 1 April 2024 for Marel. Rabobank’s analysis resulted in the following implied fully diluted share price for the Marel Shares:

Metric	Implied Marel Share price value
LTM as per 1 April 2024, Adjusted EBITDA	EUR 2.35 – EUR 2.95
LTM as per 1 April 2024, Adjusted EBIT	EUR 2.17 – EUR 2.59

Rabobank compared these ranges to the per share Offer Price of EUR 3.60 per Marel Share.

JBT valuation: Rabobank also applied the selected reference range to the adjusted EBITDA and adjusted EBIT reflected in the JBT Base Case for the last twelve months as per an assumed valuation date of 1 April 2024 for JBT. Rabobank’s analysis resulted in the following implied fully diluted share price for the JBT Shares:

Metric	Implied JBT Share price value
LTM as per 1 April 2024, Adjusted EBITDA	USD 89.06 – USD 105.74
LTM as per 1 April 2024, Adjusted EBIT	USD 79.56 – USD 90.73

Rabobank compared these ranges to the reference price per JBT Offer Share of USD 96.25.

Rabobank chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Marel and JBT operate. No company utilized in the comparable transaction analysis is identical to Marel or JBT or directly comparable in business mix, size or other metrics. Accordingly, an analysis of the results of the foregoing analysis necessarily involves complex considerations and judgements concerning differences between Marel, JBT and the companies being compared and other factors that would affect the value of the companies to which Marel and JBT are being compared. In selecting comparable transactions, Rabobank made numerous judgements and assumptions with respect to size, business mix, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Marel and JBT. These include, among other things, the impact of competition on Marel’s and JBT’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Marel and JBT, the industry, or in the financial markets in general, which could affect the public trading value of Marel, JBT or the companies to which it is being compared.

Precedent Offer Premia Analysis

For reference purposes only, Rabobank has reviewed, based on publicly available information, the premiums paid in selected public offer transactions in the Netherlands. Rabobank considered premiums paid in completed public offers for Dutch companies with a listing on Euronext Amsterdam since 2015. Public offers involving mandatory offers, distressed situations and asset deals have been excluded from the analysis. The premiums paid in such transactions represented a median offer premium of 34.0% with respect to the one-day spot premiums to the unaffected share price.

Based on this analysis and its professional judgement, Rabobank selected a reference one-day premium range of 29.0% to 39.0% (median of 34.0% ± 5.0%) to apply to the unaffected share price of EUR 2.26 per Marel Share as of 23 November 2023 (the last trading day prior to the announcement of JBT’s Initial Proposal announcement). Based on its calculations, Rabobank observed an implied equity value of EUR 2.92 – EUR 3.14 per Marel Share. Rabobank compared this range to the per share Offer Price of EUR 3.60 per Marel Share.

No company or transaction utilized as comparison in the analysis of the precedent premia is identical or directly comparable to Marel or to the Transaction in business mix, timing, size or other metrics. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning differences between Marel, the Transaction and the other companies or transactions analyzed that would affect the value of the companies and transaction to which Marel and the Transaction are being compared. In evaluating the precedent premia transactions, Rabobank made numerous judgements and assumptions with regard to the applicable transactions, size, business mix, governance matters, industry performance, geographic mix, economic, market and financial conditions and other matters many of which are beyond the control of Marel. Mathematical analysis (such as determining the mean or median) are not in themselves a meaningful method of using comparable data.

Rabobank has not included a valuation analysis based on premiums paid in selected public offer transactions in Iceland given the limited number of recent and representable public offer transactions on Nasdaq Iceland.

Supplemental Price Activity Information

For reference purposes only, Rabobank reviewed certain historical price and trading activity of the Marel Shares and noted that the high and low closing prices for the Marel Shares in the last 12 months up to and including 23 November 2023 (the last trading day prior to JBT’s Initial Proposal announcement) were EUR 2.17 and EUR 4.11, respectively.

Rabobank also calculated the premiums that the Offer Price represented over the unaffected closing price of the Marel Shares as per 23 November 2023 (the last trading day prior to JBT’s Initial Proposal announcement) as well as the volume-weighted average prices of the Marel Shares for various time periods ranging from 1 month to 12 months prior to 24 November 2023 (day of JBT’s Initial Proposal announcement). These premiums, that Rabobank identified based on publicly available information, are summarized in the table below.

As of 24 November 2023 (EUR)

	Marel Share price	Implied premium by the Offer Price
1-day prior closing price	2.26	59.3%
52-week high closing price	4.11	(12.4%)
52-week low closing price	2.17	65.9%
VWAP 1 month prior	2.34	53.9%
VWAP 3 months prior	2.54	41.6%
VWAP 6 months prior	2.67	34.7%
VWAP 12 months prior	2.97	21.4%

Rabobank also reviewed certain historical price and trading activity of the JBT Shares. The below table summarizes the reviewed share price information:

As of 24 November 2023 (USD)

JBT Share price
1-day prior closing price	106.68
VWAP 1 month prior	104.13
VWAP 3 months prior	105.15
VWAP 6 months prior	110.39
VWAP 12 months prior	105.81

Rabobank compared these ranges to the reference price per JBT Offer Share of USD 96.25.

Broker Target Prices

For reference purposes only, Rabobank reviewed broker target prices for Marel Shares prepared and published by selected equity research analysts as of 23 November 2023 (the last trading day prior to JBT’s Initial Proposal announcement). The indicative value range of the research analyst’s price targets was EUR 2.70 to EUR 3.90 per Marel Share. Rabobank compared this range to the per share Offer Price of EUR 3.60 per Marel Share.

Rabobank also reviewed broker target prices for JBT Shares prepared and published by selected equity research analysts as of 23 November 2023 (the last trading day prior to JBT’s Initial Proposal announcement). The indicative value range of the research analyst’s price targets was USD 85.00 to USD 125.00 per JBT Share. Rabobank compared these ranges to the reference price per JBT Offer Share of USD 96.25.

The broker target prices published by equity research analysts do not necessarily reflect the current market trading prices for Marel and JBT Shares, and these estimates are subject to uncertainties, including the future financial performance of Marel and JBT as well as future market conditions.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Rabobank. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Rabobank believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Rabobank with respect to the actual value of either Marel or JBT. The order of analyses described does not represent the relative importance or weight given to those analyses by Rabobank. In arriving at its opinion, Rabobank did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Rabobank considered the totality of the factors and analyses performed in determining its opinion. Rabobank was selected to advise Marel with respect to the proposed Transaction and deliver an opinion to the Marel Board with respect to the proposed Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Marel, JBT and the industries in which they operate.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Rabobank are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Rabobank’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

Rabobank is involved in a wide range of banking and other financial services business, both for its own account and for the account of its clients, out of which a conflict of interest or duties may arise. Rabobank may, from time to time, (i) provide financial advisory services and/or financing to Marel, JBT, the Offeror, and/or parties involved with the foregoing, (ii) maintain a banking or other commercial relationship with Marel, JBT, the Offeror, and/or parties involved with the foregoing and (iii) trade shares and other securities of Marel, JBT, the Offeror and/or parties involved with the foregoing in the ordinary course of business for Rabobank’s own account and for the accounts of Rabobank’s customers and may, therefore, from time to time hold long or short positions in such securities. Within Rabobank, practices and procedures, including, but not limited to, customary information barriers, are maintained, designed to help ensure the independence of advice and to restrict the flow of information and to manage such conflicts of interests or duties.

For the financial analyses conducted in connection with the Transaction, Marel has agreed to pay Rabobank an opinion fee of EUR 0.8 million, which became due and payable upon the issuance of the Rabobank Fairness Opinion. In addition, in the event Marel requests that Rabobank perform certain advisory services in connection with the Transaction, Marel has agreed to pay Rabobank an advisory fee of EUR 0.375 million plus a discretionary fee to be determined at the sole discretion of Marel of up to EUR 0.75 million, which (if due) are contingent and payable upon the consummation of the proposed Transaction. Marel has up to the date of this filing not requested Rabobank to deliver such advisory services. In addition, Marel has agreed to reimburse Rabobank for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify Rabobank against certain liabilities arising out of Rabobank’s engagement. During the two years preceding the date of its opinion, Rabobank and its affiliates have provided commercial and corporate banking services to each of Marel and JBT, for which Rabobank and such affiliates have received customary compensation. Such services during such period have included corporate lending, export/trade financing, leasing, hedging, cash management and guarantee services. Among other things, Rabobank acted as bookrunning mandated lead arranger alongside six other international banks in connection with the Dutch Revolving Credit Facility described elsewhere in this Prospectus. In addition, Rabobank and its affiliates hold, on a proprietary basis, less than 1% of the outstanding Marel Shares and JBT Shares.

6.11	Interests of JBT’s directors and executive officers in the Transaction

In considering the recommendation of the JBT Board to vote in favor of the Share Issuance Proposal, JBT Stockholders should be aware that aside from their interests as stockholders, JBT’s directors and executive officers may have interests in the Transaction that are different from, or in addition to, those of other JBT Stockholders generally. The JBT Board was aware of and considered these interests, among other matters, in evaluating, negotiating and approving the Transaction, and in recommending to JBT Stockholders that they approve the Share Issuance Proposal. These interests include the continued service of certain directors and executive officers following the completion of the Transaction, arrangements with JBT that provide for certain severance payments or benefits, accelerated vesting of certain equity-based awards and other rights and other payments or benefits upon completion of the Transaction and if their service is terminated under certain circumstances in connection with the Transaction and the right to continued indemnification by the combined company.

The following discussion contains further information regarding certain of these interests in the Transaction of each executive officer or non-employee director of JBT.

6.11.1	Treatment of JBT Equity-Based Awards in the Transaction

The Transaction Agreement does not provide for any treatment of JBT equity-based awards. The completion of the Transaction will be a “change in control” under the JBT 2017 Incentive Compensation and Stock Plan (the

“2017 Plan”) and the change in control executive severance agreements that JBT has entered into with certain of its executive officers as further described below in section 6.11.2 “Change in Control Payments and Benefits”.

For purposes of this disclosure, amounts have been calculated assuming (i) a Settlement Date of 1 June 2024 (which is the assumed date of settlement of the Offer solely for the purpose of the disclosure in this section) (the “Estimated Settlement Date”), (ii) the price of a JBT Share is $96.02 (the “Estimated Closing Value”), which is equal to the average closing market price of a JBT Share over the first five business days following the first public announcement of the Transaction, (iii) outstanding equity incentive awards as of the Estimated Settlement Date and (iv) each executive officer or director remains continuously employed or engaged with JBT or a subsidiary thereof until the completion of the Transaction. Some of the assumptions used in the disclosure below are based upon information not currently available (including any incentive awards that may be granted after the Estimated Settlement Date) and, as a result, the actual amounts to be received by any of JBT’s executive officers and directors, if any, may materially differ from the amounts set forth below. As of the Settlement Date, David Burdakin is not an executive officer of JBT and Emmanuel Lagarrigue is not a director of JBT and they will not receive any payments or benefits in connection with the Transaction and, as such, are not included in the disclosures below. For additional information regarding treatment of awards held by JBT’s executive officers upon a “qualifying termination” (as defined in this Prospectus) upon or following the Transaction pursuant to JBT employment agreements, see section 6.11.2 “Change in Control Payments and Benefits” and “Quantification of Potential Payments and Benefits to JBT’s Executive Officers” below (subsection under section 6.11.2).

JBT Director Restricted Stock Unit Awards: Pursuant to the terms of the applicable award agreement, each outstanding JBT director restricted stock unit award, together with any accrued dividend equivalent rights, will automatically become fully vested upon the completion of the Transaction as the transaction will be a “change in control” (as defined in the 2017 Plan).

The following table sets forth, for each JBT non-employee director, the aggregate number of JBT Shares subject to unvested JBT director restricted stock unit awards held by such non-employee director as of the Estimated Settlement Date and the aggregate value of such JBT director restricted stock unit awards assuming the Estimated Closing Value, together with any accrued dividend equivalent rights. None of JBT’s executive officers hold unvested JBT director restricted stock unit awards.

Non-Employee Director Name	Number of Shares Subject to Outstanding Director Restricted Stock Unit Awards (#)	Value of Outstanding Director Restricted Stock Unit Awards ($)	Sum of Accrued Cash Dividends ($)
Barbara L. Brasier	1,258	120,793	503
C. Maury Devine	1,258	120,793	503
Alan D. Feldman	1,258	120,793	503
Charles L. Harrington	2,096	201,258	838
Lawrence V. Jackson	1,677	161,026	671
Polly B. Kawalek	2,096	201,258	838

JBT Restricted Stock Unit Awards: Each outstanding JBT restricted stock unit award will remain outstanding after the Transaction and will continue to vest and be payable on the same terms and conditions (including “double-trigger” vesting provisions) as are set forth in the applicable award agreement.

The following table sets forth, for each of JBT’s current executive officers who have served at any time since 1 January 2023, the aggregate number of JBT Shares subject to unvested JBT restricted stock unit awards held by such executive officers as of the Estimated Settlement Date and the aggregate value of such awards assuming the Estimated Closing Value, together with any accrued dividend equivalent rights. None of JBT’s non-employee directors hold unvested JBT restricted stock unit awards that are not JBT director restricted stock unit awards as of the Estimated Settlement Date.

Executive Officer Name	Number of Shares Subject to Outstanding Restricted Stock Unit Awards (#)	Value of Outstanding Double-Trigger Restricted Stock Unit Awards ($)	Sum of Accrued Cash Dividends ($)
Brian A. Deck	36,894	3,542,562	17,140
Matthew J. Meister	7,591	728,888	3,556
Robert J. Petrie	5,316	510,442	2,485
Luiz “Augusto” Rizzolo	5,004	480,484	2,035
James L. Marvin	5,155	494,983	2,528
Shelley Bridarolli	5,628	540,401	3,496
Kristina L. Paschall	3,882	372,750	1,885
Jack E. Martin	3,643	349,801	1,867
Jessi L. Corcoran	1,563	150,079	650

JBT Performance Restricted Stock Unit Awards: Each outstanding JBT performance restricted stock unit awards will remain outstanding after the Transaction and will continue to vest and be payable on the same terms and conditions (including “double-trigger” vesting provisions) as are set forth in the applicable award agreement.

The following table sets forth, for each of JBT’s current executive officers who have served at any time since 1 January 2023, the aggregate number of unvested JBT Shares subject to JBT performance restricted stock unit awards based on the deemed achievement of target performance (100%) held by such executive officers as of the Estimated Settlement Date and the aggregate value of such awards assuming the Estimated Closing Value, together with any accrued dividend equivalent rights. None of JBT’s non-employee directors hold JBT performance restricted stock unit awards as of the Estimated Settlement Date.

Executive Officer Name	Number of Shares Subject to Outstanding Performance Unit Awards (Based on Target) (#)	Value of Outstanding Double-Trigger Performance Unit Awards (Based on Target) ($)	Sum of Accrued Cash Dividends ($)
Brian A. Deck	90,114	8,652,709	26,365
Matthew J. Meister	18,674	1,793,075	5,475
Robert J. Petrie	13,109	1,258,701	3,827
Luiz “Augusto” Rizzolo	9,978	958,115	2,141
James L. Marvin	12,677	1,217,264	3,888
Shelley Bridarolli	10,386	997,237	3,228
Kristina L. Paschall	9,566	918,571	2,901
Jack E. Martin	5,190	498,303	820
Jessi L. Corcoran	1,781	170,994	676

6.11.2	Change in Control Payments and Benefits

JBT has entered into a change in control executive severance agreement with Brian Deck and each of his direct reports (Matthew Meister, Shelley Bridarolli, James Marvin, Kristina Paschall, Jack Martin, Luiz Rizzolo and Robert Petrie (collectively with Mr. Deck, the “Executive Leadership Team”)). Under the change in control executive severance agreements, if there has been a “change in control” (as defined in the applicable change in control executive severance agreement) of JBT and within 24 calendar months following the change in control (i) an executive officer voluntarily terminates his or her employment for “good reason” (as defined in the applicable change in control executive severance agreement), (ii) an executive officer’s employment is involuntarily terminated other than for “cause” (as defined in the applicable change in control executive severance agreement) or due to disability (as defined in the applicable change in control executive severance agreement) or death or (iii) JBT or its successor company breaches any material provisions of an executive officer’s change in control executive severance agreement (such termination, a “qualifying termination”), then such executive officer would be eligible to receive the following severance benefits: a lump sum payment equal to the sum of an amount equal to (a) three times (for Mr. Deck) or two times (for the rest of the Executive Leadership Team) the highest rate of the executive’s annualized base salary, (b) three times (for Mr. Deck) or two times (for the rest of the Executive Leadership Team) the executive’s highest annual target cash management incentive award, (c) the unpaid salary and other accrued and earned but unpaid payments and (d) the prorated portion of the target annual cash incentive award for the plan year in which the termination occurs, and additionally, the accelerated vesting of time-based equity awards and performance-based equity awards with performance metrics for any completed years in the performance period deemed earned based on actual performance and for any years that have not been completed, the performance metrics will be deemed earned at target performance. Each change in control executive severance agreement provides that JBT will, as soon as practicable after JBT has knowledge that a change in control is imminent, but no later than the day immediately preceding the date of the change in control, deposit assets in a grantor trust for each executive officer in an amount equal to the estimated aggregate severance benefits which may become due to such executive officer under the change in control executive severance agreements. Additionally, each executive would be entitled to continued participation in certain health and welfare benefits from the employment termination date until the earliest of the expiration of 24 months or until he or she is afforded a substantially similar benefit at comparable cost by a subsequent employer. The change in control executive severance agreements also provide that in the event of a qualifying termination, the executive officers will receive credit for two additional years of service (three years for Mr. Deck) solely for purposes of calculating vesting under JBT’s non-qualified retirement plans. An executive officer’s receipt of any payments, benefits or vesting under the change in control executive severance agreements is subject to such executive officer’s execution of a general release of any and all potential claims. Additionally, under the change in control executive severance agreements, each executive officer is subject to non-competition and non-solicitation covenants for two years after a termination of employment and a perpetual confidentiality covenant.

Other than with respect to awards held by our non-employee directors and the grantor trust funding provisions, the payments and benefits described above are “double trigger” in nature and will be paid only in the event the executive officer experiences a qualifying termination during the 24 calendar months following the change in control.

All outstanding awards held by executive officers under the 2017 Plan will remain outstanding after the Offer Closing Time and, for the Executive Leadership Team, will be eligible for double-trigger vesting under the change in control executive severance agreements.

For any executive officer who is not a member of the Executive Leadership Team, the equity-based awards outstanding under the 2017 Plan will remain subject to the terms of the 2017 Plan and the applicable grant agreements, which provide that such awards will vest after the occurrence of a change in control (as defined in the 2017 Plan) only if (i) the awards are not assumed by the successor company on the effective date of such transaction or (ii) within a period of 24 months following the month in which a change in control occurs, the executive officer’s employment is involuntarily terminated by JBT for reasons other than for “cause” (as defined in the 2017 Plan). For any outstanding performance-based restricted stock units under the 2017 Plan that vest due to a qualified termination within 24 months following a change in control, the performance metrics (a) for any completed years in the performance period will be deemed earned based on actual performance and (b) for any years that have not been completed in the performance period will be deemed earned at target performance.

The value of change in control payments and benefits payable to each named executive officer of JBT in the event of a qualifying termination immediately following the completion of the Transaction is summarized below in the subsection “Quantification of Potential Payments and Benefits to JBT’s Executive Officers”.

Quantification of Potential Payments and Benefits to JBT’s Executive Officers

If each executive officer experiences a qualifying termination immediately following the completion of the Transaction, each would receive benefits as follows:

Name	Cash ($)	Equity ($)	Health and Welfare Benefits ($)	Total ($)
Brian A. Deck	6,488,000	12,195,271	33,136	18,716,407
Matthew J. Meister	1,864,292	2,521,962	12,134	4,398,388
Robert J. Petrie	1,535,458	1,769,144	68,659	3,373,261
Luiz “Augusto” Rizzolo	1,635,442	1,438,599	35,294	3,109,336
James L. Marvin	1,559,400	1,712,247	22,995	3,294,642
Shelley Bridarolli	1,481,479	1,537,637	33,129	3,052,245
Kristina L. Paschall	1,381,604	1,291,321	32,997	2,705,922
Jack E. Martin	1,265,083	848,104	0	2,113,188
Jessi L. Corcoran	0	321,074	0	321,074

Other than as described herein, JBT is not aware of any conflicts of interests related to the Transaction with persons who are known to be a beneficial owner of more than 5% of the outstanding JBT Shares.

6.12	Interests of Marel’s Directors and Executive Officers in the Transaction

In considering the recommendation of the Marel Board for Marel Shareholders to tender their Marel Shares into the Offer, Marel Shareholders should be aware that aside from their interests as shareholders, Marel’s directors and executive officers may have interests in the Transaction that are different from, or in addition to, those of other Marel Shareholders generally.

In the case of Marel’s directors, these interests include the four Marel Independents being appointed to the board of directors of the combined company, Árni Sigurdsson, Marel’s current Chief Executive Officer, will be appointed as the President of the combined company. In addition, members of Marel executive management have in place remuneration agreements that were negotiated prior to the launch of the Offer. Marel’s executive management’s remuneration will, as before, be determined in accordance with Marel’s remuneration policy, subject to any restrictions in the Transaction.

Transaction Bonuses

Certain members of Marel’s executive management and other of Marel’s employees are, subject to certain conditions, eligible to receive a cash bonus to be paid in a single lump sum at the Offer Closing Time (the “Transaction Bonus”). Subject to applicable law, the right to the Transaction Bonus will be fully forfeited in the event of an eligible employee’s resignation or dismissal with fault prior to the time of payment of the Transaction Bonus. Marel currently expects to award Transaction Bonuses to approximately 12 employees. The aggregate amount of the Transaction Bonuses is expected to be around €3.0 million.

Retention Bonuses

Certain members of Marel’s executive management and other Marel employees are also eligible for a retention bonus subject to remaining employed with Marel for the period from 1 January 2024 through 31 December 2025, payable in January 2026 (the “Retention Bonus”). Subject to applicable law, the right to the Retention Bonus will be fully forfeited in the event of an eligible employee’s resignation or dismissal with fault prior to the time of payment of the Retention Bonus. In the event of a redundancy within the first 12 months after the grant of a Retention Bonus, such Retention Bonus will be pro-rated. The Retention Bonus will be paid in full in the event of redundancy after 12 months of the grant date. Marel currently expects to award Retention Bonuses to approximately 150 employees and the aggregate amount of the Retention Bonuses is expected to be around €3.3 million.

Treatment of Marel Equity Awards

At the Offer Closing Time, each stock option with respect to Marel Shares (a “Marel Stock Option”) that was granted prior to the date of the Transaction Agreement and remains outstanding as of immediately prior to the Offer Closing Time with an exercise price per share less than the volume-weighted average trading price of a Marel Share on the last trading day immediately prior to the Settlement Date (the “Marel Closing Price”), whether vested or unvested, will automatically be cancelled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the number of Marel Shares subject to such Marel Stock Option as of immediately prior to the Offer Closing Time and (ii) the excess, if any, of the Marel Closing Price over the exercise price per share of such Marel Stock Option. Each Marel Stock Option with an exercise price per share equal to or greater than the Marel Closing Price will be cancelled without any cash payment being made in respect thereof. Any Marel Stock Option that is granted from and after 4 April 2024 (a “Marel Interim Period Option”) or any other equity or equity-based compensation award granted by Marel from or after such date (a “Marel Interim Period Other Award” and, together with Marel Interim Period Options, “Marel Interim Period Awards”), will not vest by virtue of the occurrence of the Offer Closing Time. At the Offer Closing Time, each Marel Interim Period Award will cease to represent an award with respect to Marel Shares and be automatically converted into an award with respect to JBT Shares of comparable value and in such form as determined by JBT in good faith consultation with Marel. Immediately following the Offer Closing Time, each such converted award will continue to be governed by the same terms and conditions regarding vesting and forfeiture as were applicable to the corresponding Marel Interim Period Award immediately prior to the Offer Closing Time. As of the date of this Prospectus, no Marel Interim Period Awards have been granted.

6.13	Listing of JBT Offer Shares; Delisting of Marel Shares

The JBT Shares will remain listed on the NYSE upon completion of the Transaction under the symbol “JBT,” and JBT intends to submit the Supplemental Listing Application (as defined in this Prospectus) to the NYSE with respect to the JBT Offer Shares. JBT also intends to list the JBT Offer Shares on Nasdaq Iceland under a ticker symbol to be determined prior to the Offer Closing Time. JBT and Marel cannot assure you that the JBT Offer Shares will be approved for listing on Nasdaq Iceland. In connection with the Transaction and the Merger or Squeeze-Out, JBT, through the Offeror, and Marel intend to delist the Marel Shares from Euronext Amsterdam and Nasdaq Iceland as soon as practicable after the Offer Closing Time. JBT, through the Offeror, and Marel may initiate a delisting of the Marel Shares depending on the stake of JBT, prevailing market conditions and other economic considerations. A delisting would require the approval of Marel Shareholders at a shareholders’ meeting in respect of the Nasdaq Iceland Shares, and following such a meeting, an application would be submitted to Euronext Amsterdam and Nasdaq Iceland to delist. A delisting would result in the revocation of trading of Marel Shares on the regulated market and, thus, could make Marel Shares effectively illiquid. The Offeror does not intend to compensate for such adverse effect.

The tender of Marel Shares pursuant to the Offer will reduce the number of Marel Shares that might otherwise trade publicly and will reduce the number of Marel Shareholders, which could adversely affect the liquidity and market value of the remaining Marel Shares held by the public. The extent of the public listing and market for Marel Shares and the availability of quotations reported in the open market depend upon the number of publicly held Marel Shares, the aggregate market value of the publicly held Marel Shares at such time, the interest of maintaining a market in the Marel Shares on the part of any securities firms and other factors beyond the control of JBT and Marel.

6.14	Regulatory Approvals

As described in section 8 “The Offer,” the Offer is subject to the Regulatory Approvals Condition. In accordance with the Transaction Agreement, the parties must make filings and obtain authorizations, approvals or consents pursuant to (i) antitrust laws in the Specified Antitrust Jurisdictions and (ii) Foreign Investment Laws in the Specified FDI Jurisdictions.

The parties have agreed to use their reasonable best efforts to avoid or eliminate any impediment and obtain all consents under the laws of the Specified Regulatory Jurisdictions (as defined in this Prospectus), so as to enable the parties to consummate the Transaction prior to the Drop Dead Date. In addition, each party has agreed to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transaction and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transaction, including any proceeding initiated by a private person and (ii) subject to applicable laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties with respect to information relating to the other parties that appears in any filing made with, or written materials submitted to, any third person or any Governmental Authority in connection with the Transaction.

Notwithstanding the above, JBT and its affiliates are not required (and Marel cannot, and must cause its subsidiaries not to, agree to any of the following without the express written consent of JBT): (i) (A) to offer, agree or consent to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate (before or after the closing) any assets (including any equity securities), licenses, operations, rights, product lines, businesses or interests therein of JBT or Marel or any of their respective affiliates, (B) to offer, agree or consent to terminate any (x) existing relationship, contractual right or obligation of JBT, Marel or any of their respective affiliates or (y) venture or other similar arrangement of JBT, Marel or any of their respective affiliates, (C) to offer, agree or consent to create any relationship, contractual right or obligation of JBT, Marel or any of their respective affiliates, (D) to offer, agree or consent to any change (including through a licensing arrangement) to or restriction on (including any access or other requirements), or other impairment of, JBT’s or Marel’s, or any of their respective affiliates’, ability to own or operate, any of their assets (including any equity securities), licenses, operations, rights, product lines, businesses or interests or JBT’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the equity securities or other ownership interests of Marel or any of its subsidiaries, or (E) to commit or agree to obtain any “prior approval” or other affirmative approval from a Governmental Authority to carry out any future transaction or make any notification or provide prior notice to any Governmental Authority regarding any future transaction, or (ii) to commit to or effect any action that is not conditioned upon the occurrence of the Offer Closing Time.

JBT, after consideration in good faith of Marel’s views, has the right to (i) direct, devise and implement the strategy for obtaining any necessary approvals from any Governmental Authority and (ii) control the defense and settlement of any action brought by or before any Governmental Authority with the authority to enforce any antitrust law or Foreign Investment Law.

HSR Act and U.S. Antitrust Matters

Under the HSR Act and the rules promulgated thereunder, the Transaction may not be completed until JBT and Marel each files a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) and the applicable waiting period (and any extension thereof) has expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification and report forms. If the FTC or DOJ issues a request for additional information and documents (a “Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period.

On 8 April 2024, JBT and Marel each filed a Notification and Report Form pursuant to the HSR Act with respect to the Transaction. The HSR waiting period expired at 11:59 p.m., Eastern time on 8 May 2024.

At any time before or after consummation of the Transaction, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC, the DOJ or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Transaction, seeking divestiture of substantial assets of the parties, or seeking to require the parties to license or hold separate assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the Transaction will not be made or that, if a challenge is made, we will prevail.

Other Regulatory Approvals

The Transaction is also subject to clearance or approval under certain other antitrust laws, including within the EU. The Transaction cannot be completed until all applicable waiting periods (and any extensions thereof) applicable to the Transaction under the Specified Antitrust Laws have expired or otherwise been terminated, or all requisite clearances, consents and approvals pursuant thereto have been obtained.

The Transaction is subject to the expiration or otherwise termination of the applicable review periods (and any extensions) under, or the receipt of approvals, clearances, consents and approvals under, the Foreign Direct Investment Laws of the Specified FDI Jurisdictions.

Any Governmental Authority may take such actions under the Specified Regulatory Jurisdictions as it deems necessary or desirable in the public interest, including seeking to prevent the completion of the Transaction or integration of the parties’ businesses, and/or seeking divestiture of substantial assets of the parties, or seeking to require the parties to license or hold separate assets or terminate existing relationships and contractual rights, as a condition of their approval.

General

Although we expect that all required regulatory clearances and approvals will be obtained, we cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the Transaction. These conditions or changes could result in the conditions to the Transaction not being satisfied. Please see section 1.1.2 “The Transaction is conditioned on the receipt of certain required governmental and regulatory approvals and clearances, which, if delayed, not granted or granted with unfavorable conditions, may delay or jeopardize the completion of the Transaction, result in additional costs and expenses and/or reduce the anticipated benefits of the Transaction”.

6.15	Description of Financing

JBT estimates that it will need approximately EUR 1.9 billion in order to have the Offeror pay Marel Shareholders the cash consideration due to them in connection with the Offer, refinance certain of Marel’s existing debt and pay related fees, premiums, costs and expenses in connection with the Transaction. JBT anticipates that the funds needed to pay the foregoing amount will be derived from (i) cash on hand, (ii) borrowings under its existing and/or new credit facilities, including as described below, (iii) the proceeds from the sale of debt securities or (iv) any combination of the foregoing. This Prospectus is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any debt securities of JBT. No offer of debt securities will be made in the United States absent registration under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

In connection with the Transaction, JBT entered into the Bridge Credit Agreement. Under the Bridge Credit Agreement, the lenders party thereto have committed to provide JBT with secured bridge financing in an aggregate principal amount of EUR 1.9 billion. The commitments under the Bridge Credit Agreement are available to support the issuance of one or more Bank Guarantees issued by Goldman Sachs Bank Europe SE (each such issuance, a “Bank Guarantee”) in connection with the Transaction, and the proceeds of such commitments, if drawn, will be used to purchase the Marel Shares tendered into the Offer, refinance certain of Marel’s existing debt, reimburse drawings under the initial Bank Guarantee, which is being issued substantially concurrently with the launch of the Offer in accordance with paragraph 5 of Article 103 of the Icelandic Takeover Act, and pay fees and expenses related to the foregoing.

On 17 May 2024, JBT entered into the Second Amendment, which, among other things, amends certain of the negative and financial covenants in the Credit Agreement and expressly permits the Transaction.

6.15.1	Summary of the Terms of the Bridge Credit Agreement

The funding of the loans under the Bridge Credit Agreement, but not the issuance of the Bank Guarantee or the funding of loans to reimburse draws in respect of such Bank Guarantee, is conditioned on, among other things, the closing of the Offer (including the satisfaction or waiver of the Minimum Acceptance Condition). The commitments under the Bridge Credit Agreement automatically terminate on the earliest of (i) the Drop Dead Date, (ii) the date the Transaction Agreement is terminated pursuant to Section 13 thereof and the sum of (a) the maximum amount that may be drawn under each Bank Guarantee at such time plus (b) the aggregate amount of payments by an issuing bank pursuant to a Bank Guarantee that have not yet been reimbursed by or on behalf of JBT at such time (such amount, the “Bank Guarantee Exposure”) is reduced to zero, (iii) the date on which JBT determines and announces or otherwise notifies the lenders under the Bridge Credit Agreement in writing that the Offer has been irrevocably withdrawn, lapsed or has been otherwise terminated pursuant to the terms of the Offer Document and the Icelandic Takeover Act and the Bank Guarantee Exposure is reduced to zero, (iv) 11:59 p.m. (New York City time) on the date on which Marel becomes a direct or indirect wholly owned subsidiary of JBT and JBT has paid all sums due pursuant to or in connection with the Transaction and (v) the maturity date of the Bridge Credit Agreement. The maturity date of the Bridge Credit Agreement is 364 days after the initial borrowing of loans thereunder.

JBT’s obligations under the Bridge Credit Agreement will be guaranteed by certain of JBT’s domestic subsidiaries (collectively, the “Subsidiary Guarantors”) and, when permitted by the JBT Revolving Credit Facility, secured by a first-priority security interest in substantially all of the tangible and intangible personal property of JBT and domestic Subsidiary Guarantors, subject to an intercreditor agreement with the JBT Revolving Credit Facility.

If drawn, loans under the Bridge Credit Agreement accrue interest at the Euro Interbank Offered Rate (“EURIBOR”) plus 2.25% per annum, increasing by 0.50% per annum at the end of the first 90 day period after the initial borrowing date and by an additional 0.50% per annum at the end of each 90 day period thereafter until the maturity date of the Bridge Credit Agreement. Any such drawn amounts and the amount of the undrawn and available commitments are also subject to a duration fee that accrues daily at a rate of 0.75% for the period of time from 90 days after the initial borrowing date until the 180th day after the initial borrowing date, 1.00% for the period of time from 180 days after the initial borrowing date until the 270th day after the initial borrowing date and 1.25% for the period of time from 270 days after the initial borrowing date until the maturity date of the Bridge Credit Agreement.

JBT may voluntarily prepay the Bridge Credit Agreement, if drawn, at any time without premium or penalty. The Bridge Credit Agreement also requires certain mandatory commitment reductions or loan prepayments in connection with certain equity issuances or debt issuances, subject to certain customary exceptions. The Bridge Credit Agreement also contains customary events of default, upon the occurrence of which, and for so long as such event of default is continuing, the amounts outstanding under the Bridge Credit Agreement will accrue interest at an increased rate and payments of such outstanding amounts could be accelerated by the lenders. In addition, the loan parties under the Bridge Credit Agreement will be subject to certain affirmative and negative covenants.

The obligations to pay interest on, repay the principal amount of and guarantee the payment of any liability (contingent or otherwise) under the Bridge Credit Agreement are not conditioned or otherwise subject to the financial results of Marel.

6.15.2	Summary of the Terms of the Bank Guarantee

The Bank Guarantee was issued on 18 June 2024. The issuance of the Bank Guarantee under the Bridge Credit Agreement was conditioned on the receipt of a Bank Guarantee request under the Bridge Credit Agreement, specific certain funds representations being true and correct in all material respects, and the lack of any certain funds default. The Bank Guarantee will terminate on the earlier of (i) 2 July 2025, which date will be automatically extended on 2 October 2025 if the Drop Dead Date is extended to the Extended Drop Dead Date (in accordance with the Transaction Agreement) and (ii) the 15th business day following the last day of the Offer Period pursuant to the Offer Document and paragraph 7 of Article 103 of the Icelandic Takeover Act.

The Bank Guarantee was issued on 18 June 2024 in response to a requirement under Icelandic law that provides for Goldman Sachs Bank Europe SE to guarantee the payment of the cash portion of the consideration for the Offer. JBT’s obligation to reimburse drawings under the Bank Guarantee pursuant to the Bridge Credit Agreement and to otherwise pay interest on, repay the principal amount of and the payment of any liability (contingent or otherwise) under the Bridge Credit Agreement are not conditioned or otherwise subject to the financial results of Marel.

6.16	Accounting Treatment of the Transaction

The Transaction will be accounted for using the acquisition method of accounting in accordance with ASC 805. GAAP requires that one of the two companies in the Transaction be designated as the acquirer for accounting purposes based on the evidence available. JBT will be treated as the acquiring entity for accounting purposes. In identifying JBT as the acquiring entity for accounting purposes, the companies took into account the proposed composition of the combined company’s board of directors, a majority of whom will be existing directors of JBT, the entity issuing the shares and cash to be used as transaction consideration, the designation of JBT’s President and Chief Executive Officer as the Chief Executive Officer of the combined company, as well as the fact that JBT’s existing shareholders will own the majority of the combined company after completion of the Transaction. In assessing the size of each of the companies, the companies evaluated various metrics, including, but not limited to: assets, revenue, operating income, market capitalization and enterprise value. No single factor was the sole determinant in the overall conclusion that JBT is the acquirer for accounting purposes, rather all factors were considered in arriving at such conclusion.

The combined company will measure Marel’s assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired and liabilities assumed, as of the acquisition date. Any consideration transferred or paid in a business combination in excess of those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The total consideration paid by JBT in connection with the Transaction and the related allocation of the total transaction consideration paid to the acquired assets and assumed liabilities of Marel reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions JBT management and Marel management believe are reasonable based on currently available information. The total consideration paid by JBT in connection with the Transaction and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

6.17	Potential Post-Offer Reorganization Transactions Regarding Marel

6.17.1	Delisting

The tender of Marel Shares pursuant to the Offer will reduce the number of Marel Shares that might otherwise trade publicly and will reduce the number of Marel Shareholders, which could adversely affect the liquidity and market value of the remaining Marel Shares held by the public. The extent of the public listing and market for Marel Shares and the availability of quotations reported in the open market depend upon the number of publicly held Marel Shares, the aggregate market value of the publicly held Marel Shares at such time, the interest of maintaining a market in the Marel Shares on the part of any securities firms and other factors beyond the control of JBT and Marel.

In connection with the Transaction and the Merger or Squeeze-Out, JBT, through the Offeror, and Marel intend to delist the Marel Shares from Euronext Amsterdam and Nasdaq Iceland as soon as practicable after the Offer Closing Time. JBT, through the Offeror, and Marel may initiate a delisting of the Marel Shares depending on the stake of JBT, prevailing market conditions and other economic considerations. A delisting would require the approval of Marel Shareholders at a shareholders’ meeting in respect of the Nasdaq Iceland Shares, and following such a meeting, an application would be submitted to Euronext Amsterdam and Nasdaq Iceland to delist. However, if the Offeror implements any post-Offer reorganization transactions, the listing of the Marel Shares on Euronext Amsterdam and Nasdaq Iceland may be terminated as a result of Marel ceasing to exist or as determined by the relevant stock exchange. A delisting would result in the revocation of trading of Marel Shares on Euronext Amsterdam and Nasdaq Iceland and, thus, could make Marel Shares effectively illiquid. The Offeror does not intend to compensate for such adverse effect.

6.17.2	Squeeze-Out

If, immediately following the Offer Closing Time, the Offeror owns at least 90% of the issued and outstanding Marel Shares, to the extent permitted under applicable law, within three months of the Offer Closing Time, the Offeror (or a permitted assignee of the Offeror) will launch the Squeeze-Out process in accordance with Article 110 of the Icelandic Takeover Act for the Remaining Marel Shares. The parties have agreed in the Transaction Agreement to fully co-operate in the Squeeze-Out from and after the Offer Closing Time, including approving the Squeeze-Out and sending and issuing notifications to the remaining Marel Shareholders through Marel’s public news system and facilitating any payments. The price and consideration offered to the remaining owners of the Marel Shares that were not acquired in the Offer is, in case of the Squeeze-Out, subject to an agreement between the Offeror and the remaining Marel Shareholders and, if no agreement can be reached, is determined by independent court-appointed appraisers or a court. However, in the event that the Squeeze-Out is initiated within three months of the Offer Closing Time, the Offer Price is deemed to be a fair price for purposes of the Squeeze-Out.

6.17.3	Merger

If, immediately following the Offer Closing Time, the Offeror owns less than 90% of the issued and outstanding Marel Shares, the Offeror may initiate the Merger or take other corporate actions to acquire all of the outstanding Marel Shares or Marel’s business. The parties have agreed in the Transaction Agreement to fully co-operate in order to implement the Merger (or other corporate action) as promptly as reasonably practicable, including approving the applicable merger plan or other plan of corporate action, calling shareholders’ meetings, issuing notifications to the remaining Marel Shareholders through Marel’s public news system and facilitating any payments. In the Merger, if effected as a domestic merger with Marel as disappearing company and a wholly owned subsidiary incorporated under Icelandic law as acquiring company, the effect of the transaction or combined transactions will be that the remaining owners of the Marel Shares that were not acquired in the Offer would be entitled to substantially the same consideration for their Marel Shares as was offered in the Offer. However, those Marel Shareholders that vote against such Merger during a shareholders’ meeting are entitled to have their Marel Shares redeemed so long as (i) they request so in writing within a month following the shareholders’ meeting where the Merger was voted upon and that (ii) they state their willingness to that effect during the relevant shareholders’ meeting if so requested. If no agreement can be reached between the Offeror and the relevant Marel Shareholders on the price and consideration for the Marel Shares to be redeemed, the relevant Marel Shareholders will be entitled to a price and a consideration as determined by independent court- appointed appraisers or a court. In the Merger, if effected as a cross border merger with the Offeror (or a wholly owned subsidiary of the Offeror) as disappearing company and Marel as acquiring company, the remaining owners of the Marel Shares that were not acquired in the Offer would continue to be a Marel Shareholder but may as a consequence of such Merger be diluted such that the Offeror, after the Merger, holds 90% or more of the issued and outstanding Marel Shares, after which such remaining owners may be squeezed out in a squeeze-out process in accordance with Article 24 of the Icelandic Act on Public Limited Liability Companies no. 2/1995 for the remaining Marel Shares.

6.18	Appraisal or Dissent Rights

Appraisal or dissent rights are statutory rights that enable shareholders to dissent from certain extraordinary transactions, such as certain business combinations, and to demand that the company pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the applicable transaction. Under Icelandic law, Marel Shareholders will not have rights to an appraisal of the fair value of their Marel Shares in connection with the Offer. However, certain post-closing reorganization transactions, specifically the Merger and the Squeeze-Out, may trigger appraisal rights for Marel Shareholders. In the event of these transactions, Marel Shareholders would be entitled to adequate compensation or consideration as determined by independent court-appointed appraisers or a court. However, in the event that the Squeeze-Out is initiated within three months of the Offer Closing Time, the Offer Price is deemed to be a fair price for purposes of the Squeeze-Out.

6.19	Litigation Related to the Transaction

Purported stockholders of JBT have sent two Demand Letters regarding the preliminary Registration Statement. The Demand Letters assert that the preliminary Registration Statement omits certain purportedly material information relating to the Transaction. The Demand Letters request that JBT disseminate corrective disclosures in an amendment or supplement to the preliminary proxy statement.

JBT believes the Demand Letters are without merit, but no assurance can be made as to the outcome of any lawsuit that is filed on the basis of the allegations in the Demand Letters, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Transaction on the agreed-upon terms, such an injunction may delay the completion of the Transaction or may prevent the Transaction from being completed altogether. Moreover, JBT Stockholders or Marel Shareholders may send additional demand letters or file lawsuits challenging the Transaction, which may name JBT, Marel, members of the boards of directors of JBT or Marel or others as defendants.

7.   THE TRANSACTION AGREEMENT

This section of the Prospectus describes the material terms of the Transaction Agreement, but does not purport to describe all of the terms of the Transaction Agreement. The following summary is qualified in its entirety by reference to the complete text of the Transaction Agreement. JBT and Marel urge you to read the full text of the Transaction Agreement because it is the legal document that governs the Transaction. The rights and obligations of the parties are governed by the express terms of the Transaction Agreement and not by this summary or other information contained in this Prospectus.

The Transaction Agreement contains representations, warranties and covenants that JBT and Marel made to each other as of the date of the Transaction Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Transaction Agreement. The representations, warranties and covenants in the Transaction Agreement are also modified in important part by the underlying disclosure schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. JBT does not believe that the disclosure schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Transaction Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this Prospectus. Accordingly, no person should rely on the representations and warranties in the Transaction Agreement or the summaries thereof in this Prospectus as characterizations of the actual state of facts about JBT, Marel or any other matter.

7.1	Introduction

On 4 April 2024, JBT, the Offeror and Marel entered into the Transaction Agreement, pursuant to which the parties agreed to, among other things, the terms and conditions of the Offer, and certain behavioral covenants by Marel and JBT, as further described below.

7.2	Offer Period; Closing

The Offer Period starts on the Commencement Date. In accordance with paragraph 6 of Article 103 of the Icelandic Takeover Act and the terms of the Transaction Agreement, JBT, the Offeror and Marel agree that the Offer will have an initial acceptance period of ten weeks after the Commencement Date, except that: (i) the Expiration Date will occur no earlier than 20 business days after (and including the date of) the Commencement Date; (ii) the Offeror will extend the Offer Period as required by any law, or any rule, regulation or other applicable legal requirement of the Icelandic FSA or the SEC or of Nasdaq Iceland, the NYSE or Euronext Amsterdam, in any such case, which is applicable to the Offer or to the extent necessary to resolve any comments of the Icelandic FSA or the SEC; and (iii) at or prior to any then-applicable Expiration Date, the Offeror will (subject to any required approval from the Icelandic FSA) extend the Offer Period (i) by one or more additional periods of not less than ten days per extension (or such shorter period as mutually agreed by JBT, the Offeror and Marel in writing) if additional time is required to permit the satisfaction of the Closing Conditions (other than the Minimum Acceptance Condition) or (ii) by at least an additional three periods of not less than ten days each if all the Closing Conditions (other than the Minimum Acceptance Condition) have either been satisfied or waived in accordance with the Transaction Agreement or if, by their nature, are to be satisfied at the Expiration Date, would have been satisfied at the Expiration Date or else validly waived. However, in no event will the Offeror be required to extend the Offer Period beyond the Drop Dead Date. For clarity, the Offeror may, in its reasonable discretion (subject to any required approval from the Icelandic FSA), extend the acceptance period for any duration (or repeated periods) in order to permit time for the satisfaction of the Closing Conditions. If the Offer Period is extended, Marel Shareholders may withdraw their tendered Marel Shares until the end of the Offer Period as extended.

Subject to the prior satisfaction or waiver of the Closing Conditions, the Offeror will promptly settle the Offer in accordance with its terms and applicable law, and accept for exchange, and exchange, all Marel Shares validly tendered and not validly withdrawn pursuant to the Offer.

7.3	Consideration Offered to Marel Shareholders

The Transaction Agreement provides that in the Offer Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60 (the “All-Cash Offer Consideration,” and the Marel Shares with respect to which such election has been made and not validly withdrawn, the “Cash Electing Shares”), (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable shares JBT Offer Shares (the “All-Stock Offer Consideration,” and the Marel Shares with respect to which the All-Stock Offer Consideration has been made and not validly withdrawn, the “Stock Electing Shares”) or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares (the “Mixed Offer Consideration,” and the Marel Shares with respect to which such election has been made and not validly withdrawn, the “Mixed Election Shares”); subject to the proration provisions, as applicable, described below. Accepting Marel Shareholders can choose to receive JBT Offer Shares listed on either (i) the NYSE or (ii) Nasdaq Iceland (subject to the approval of the JBT Offer Shares being listed on Nasdaq Iceland), and if no explicit selection is made, Accepting Marel Shareholders will receive JBT Offer Shares listed on the NYSE. Accepting Marel Shareholders who elect the All-Cash Offer Consideration will only receive JBT Offer Shares if the proration process described in this Prospectus and the Offer Document results in such Accepting Marel Shareholders receiving a mix of cash and JBT Offer Shares.

Fractional Shares

No fractional JBT Offer Shares will be exchanged for any Marel Shares tendered in the Offer by any Accepting Marel Shareholder. Notwithstanding any other provision of the Transaction Agreement, each Accepting Marel Shareholder who would otherwise have been entitled to receive a fraction of a share of JBT Offer Shares will receive in lieu thereof, cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale for the account of all such holders of JBT Offer Shares which would otherwise be issued (the “Excess Offer Shares”). The sale of the Excess Offer Shares will be executed on the NYSE and will be executed in round lots, to the extent practicable. The receipt of the net proceeds resulting from the sale of the Excess Offer Shares will be free of commissions, transfer taxes and other out-of-pocket transaction costs for such Accepting Marel Shareholders. The net proceeds of such sale will be converted into Euros (at the spot USD to Euro exchange rate) and distributed to the Accepting Marel Shareholders with each such Accepting Marel Shareholder receiving an amount of such proceeds proportionate to the amount of fractional interests which such holder would otherwise have been entitled to receive. The net proceeds credited for any fractional JBT Offer Share will be determined on the average net proceeds per Marel Share. As soon as practicable after the determination of the amount of cash, if any, to be paid to the Accepting Marel Shareholders in lieu of fractional interests, such amounts will be made available to such Accepting Marel Shareholders. Any such sale will be made on the Settlement Date. For Euronext Amsterdam Shares, fractional shares are settled in accordance with the customary arrangement Marel Shareholders would have with their financial intermediary.

Proration

The All-Stock Offer Consideration and the All-Cash Offer Consideration will be subject to the following adjustment:

(a)	if the Cash Election Amount exceeds the Available Cash Election Amount, then (i) all Stock Electing Shares will be converted to the right to receive the All-Stock Offer Consideration, (ii) all Mixed

Election Shares will be converted into the right to receive the Mixed Offer Consideration, and (iii) the following consideration will be paid in respect of each Cash Electing Share:

(1)	an amount of cash equal to the quotient of (x) the Available Cash Election Amount divided by (y) the number of Cash Electing Shares; and

(2)	a number of JBT Offer Shares equal to the quotient of (x) the difference of the Available Stock Election Amount less the Stock Election Amount divided by (y) the number of Cash Electing Shares; and

(b)

if the Available Cash Election Amount exceeds the Cash Election Amount, then (i) all Cash Electing Shares will be converted into the right to receive the All-Cash Offer Consideration, (ii) all Mixed Election Shares will be converted into the right to receive the Mixed Offer Consideration, and (iii) the following consideration will be paid in respect of each Stock Electing Share:

(1)	an amount of cash equal to the quotient of (x) the difference of the Available Cash Election Amount less the Cash Election Amount divided by (y) the number of Stock Electing Shares; and

(2)	a number of JBT Offer Shares equal to the quotient of (x) the Available Stock Election Amount divided by (y) the number of Stock Electing Shares.

“Available Cash Election Amount” means (i) the product of EUR 1.26 multiplied by the total number of Marel Shares tendered into the Offer as at the Expiration Date, minus (ii) the aggregate amount of cash to be paid in respect of all Mixed Election Shares.

“Available Stock Election Amount” means (i) the product of 0.0265 multiplied by the total number of Marel Shares tendered into the Offer as at the Expiration Date, minus (ii) the aggregate amount of JBT Offer Shares to be paid in respect of all Mixed Election Shares.

“Cash Election Amount” means the product of (i) the number of Cash Electing Shares multiplied by (ii) EUR 3.60 (before giving effect to any proration as described above).

“Stock Election Amount” means the product of (i) the number of Stock Electing Shares multiplied by (ii) 0.0407 (before giving effect to any proration as described above).

By way of illustrative example only, assuming (i) all Marel Shareholders are Accepting Marel Shareholders and (ii) there are 753,950,271 Marel Shares issued and outstanding as of the Expiration Date (excluding any treasury shares held by Marel):

(a) if 50% of Accepting Marel Shareholders elect to receive the All-Cash Offer Consideration (which would result in an aggregate total of EUR 1,357 million in cash), 10% of Accepting Marel Shareholders elect to receive the Mixed Offer Consideration (which would result in an aggregate total of EUR 95 million in cash and 1.998 million JBT Offer Shares) and 40% of Accepting Marel Shareholders elect to receive the All-Stock Offer Consideration (which would result in an aggregate total of 12.274 million JBT Offer Shares), then the Cash Election Amount would equal EUR 1,357 million and the Stock Election Amount would equal 12.274 million JBT Offer Shares. In such circumstances, the Cash Election Amount would exceed the Available Cash Election Amount of EUR 855 million, and the Stock Election Amount would be less than the Available Stock Election Amount of 17.982 million JBT Offer Shares, and the effect of the proration as described above will result in Accepting Marel Shareholders who elected to receive:

(1) the All-Stock Offer Consideration, receiving the All-Stock Offer Consideration in an aggregate amount of 12.274 million JBT Offer Shares;

(2) the Mixed Offer Consideration, receiving the Mixed Offer Consideration in an aggregate amount of EUR 95 million in cash and 1.998 million JBT Offer Shares; and

(3) the All-Cash Offer Consideration, receiving a mix of cash and JBT Offer Shares in an aggregate amount of EUR 855 million in cash and 5.707 million JBT Offer Shares (i.e., EUR 2.268 in cash and 0.015 JBT Offer Shares per Marel Share); and

(b) if 25% of Accepting Marel Shareholders elect to receive the All-Cash Consideration (which would result in an aggregate total of EUR 679 million in cash), 20% of Accepting Marel Shareholders elect to receive the Mixed Offer Consideration (which would result in an aggregate total of EUR 190 million in cash and 3.996 million JBT Offer Shares) and 55% of Accepting Marel Shareholders elect to receive the All-Stock Offer Consideration (which would result in an aggregate total of 16.877 million JBT Offer Shares), then the Cash Election Amount would equal EUR 679 million and the Stock Election Amount would equal 16.877 million JBT Offer Shares. In such circumstances, the Cash Election Amount would be less than the Available Cash Election Amount of EUR 760 million, and the Stock Election Amount would exceed the Available Stock Election Amount of 15.984 JBT Offer Shares, and the effect of the proration as described above would result in Accepting Marel Shareholders who elected to receive:

(1) the All-Stock Offer Consideration, receiving a mix of cash and JBT Offer Shares in an aggregate amount of EUR 81 million in cash and 15.984 million JBT Offer Shares (i.e., EUR 0.196 in cash and 0.039 JBT Offer Shares per Marel Share);

(2) the Mixed Offer Consideration, receiving the Mixed Offer Consideration in an aggregate amount of EUR 190 million in cash and 3.996 million JBT Offer Shares; and

(3) the All-Cash Offer Consideration, receiving the All-Cash Offer Consideration in an aggregate amount of EUR 679 million in cash.

7.4	Representations and Warranties

The Transaction Agreement contains representations and warranties of JBT and Marel. Some of the representations and warranties in the Transaction Agreement made by JBT and Marel are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Transaction Agreement, “Material Adverse Effect” means any effect, change, event, fact, circumstance, development or occurrence that, individually or in the aggregate (i) has had or would reasonably be expected to have a material adverse effect on the businesses, results of operations, assets or financial conditions of the JBT and its subsidiaries or Marel and its subsidiaries (as applicable), each taken as a whole, provided that certain effects, changes, events, facts, circumstances, developments and occurrences are not taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur (although a subset of such exclusions are taken into account if they have a disproportionate effect on JBT or Marel (as applicable) as compared to similarly situated companies) or (ii) would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by JBT or Marel (as applicable) of the Transaction or the performance by JBT or Marel (as applicable) in all material respects of its obligations under the Transaction Agreement.In the Transaction Agreement, Marel and JBT each make representations and warranties to the other that are subject, in some cases, to specified exceptions and qualifications contained in the Transaction Agreement and confidential disclosure schedules, and relate to, among other things:

•	due organization, valid existence, good standing and corporate power and authority to conduct business;

•	capital structure;

•	corporate power and authority to enter into the Transaction Agreement and consummate the Transaction;

•	the absence of any conflict, violation or breach of any organizational documents due to the performance of the Transaction Agreement;

•	required consents, approvals and regulatory filings in connection with the Transaction Agreement and performance thereof;

•	the accuracy of certain financial statements and the absence of certain undisclosed liabilities;

•	since 31 December 2023, the absence of certain changes relating to the business of Marel or JBT (as applicable);

•	compliance with all laws;

•	litigation matters;

•	the absence of any brokers used other than those mentioned in this Prospectus;

•	financial advisor opinions; and

•	in the case of JBT only, its financing and sufficiency of funds to pay the cash portion of the Offer (among other specified items).

7.5	Conduct of the Business Pending the Offer Closing Time

From the date of the Transaction Agreement until the earlier of the Offer Closing Time (or, in the case of Marel, if later the closing of the Squeeze-Out) and the valid termination of the Transaction Agreement, except (i) with the prior written consent of Marel, in the case of JBT, or JBT, in the case of Marel (in each case, such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required by applicable law, (iii) as set forth in the relevant confidential disclosure schedules, or (iv) as expressly contemplated by the Transaction Agreement or the Offer Document, (1) each of the parties will, and will cause each of its subsidiaries to, use reasonable best efforts to (x) conduct its business in the ordinary course of business consistent with past practice, (y) preserve intact the material components of its current business organizations and relationships and goodwill with material suppliers, material customers, Governmental Authorities and other material business relations and (z) keep available the services of its present executive officers, and (2) each of JBT and Marel will not, and will cause its subsidiaries not to (among other things and subject to certain exceptions, each as more fully set out in the Transaction Agreement) (each, an “Interim Operating Covenant” and collectively, the “JBT Interim Operating Covenants” (with respect to JBT) or the “Marel Interim Operating Covenants” (with respect to Marel)):

•	amend the organizational documents of itself or any subsidiary;

•	split, combine, subdivide or reclassify any shares of its capital stock or amend the terms of any of its equity securities;

•

declare any dividend, other than (a) in respect of JBT, quarterly cash dividends on outstanding JBT Shares in an amount per quarter not to exceed $0.10 per outstanding JBT Share and (b) in respect of Marel, annual cash dividends on the outstanding Marel Shares not to exceed, in the aggregate per year, the lesser of EUR 10 million and 20% of the Marel Group’s “net result” for such fiscal year (in the case of each of (i) and (ii), with declaration, record and payment dates materially consistent with the dates of the dividends for the comparable quarter in JBT’s prior fiscal year or Marel’s 2023 fiscal year, respectively);

•	issue, sell, pledge or encumber any of its equity securities;

•	sell, lease, license, transfer or dispose of any assets, securities or properties, other than such actions for aggregate consideration of below $25,000,000 in the aggregate;

•	acquire, lease or sublease any assets, equity interests or properties (including businesses) in excess of $30,000,000 per calendar year;

•	make any material loans, advances or capital contributions, other than any loans, advances or capital contributions by itself or its subsidiary to or in, as applicable, itself or any subsidiary;

•

incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, other than any borrowings under its or its subsidiaries’ existing credit facilities as of the date of the Transaction Agreement, intercompany indebtedness or guarantees of third-party indebtedness of itself or its subsidiaries outstanding at the date of the Transaction Agreement;

•	make any material change to financial accounting methods, principles or practices;

•	make, change, or revoke any material tax election or adopt or change any material method of tax accounting;

•	enter into any material closing agreement with respect to taxes; or

•	take any action that would be reasonably likely to cause itself or any subsidiary to be in violation of applicable trade sanctions as of the Offer Closing Time.

Notwithstanding the foregoing restrictions, Marel may take any actions otherwise prohibited by the Marel Interim Operating Covenants to the extent mandated by Marel Shareholders pursuant to a validly passed shareholder resolution, except that (i) Marel must not knowingly encourage the submission of such resolution (other than as required under applicable law or by the Marel Board’s fiduciary duties under Icelandic law); (ii) Marel must notify JBT promptly of any shareholder meeting to vote on such resolution; and (iii) JBT must have the right to attend such meeting and address the Marel Shareholders prior to such vote (any such action, a “Mandated Marel Shareholder Action”).

7.6	Other Covenants

7.6.1	Financing Cooperation

Although the Offer is not subject to any financing condition, Marel has agreed that it will, and will cause its subsidiaries to, use their respective reasonable best efforts to provide to JBT and the Offeror such customary cooperation reasonably requested by JBT and the Offeror in connection with the Transaction Financing, as long as such requests are timely so as not to delay the closing of the Offer beyond the date that it would otherwise occur. The financing cooperation covenant is subject to customary exceptions, including that any required cooperation will not unreasonably interfere with the business or operations of Marel, its affiliates or their respective representatives.

7.6.2	Offer Cooperation

Marel will, unless it has effected a Change in Marel Recommendation (as defined in this Prospectus), promptly furnish JBT and the Offeror with information and assistance reasonably requested in order to communicate the Offer to Marel Shareholders. The parties will co-operate with each other in connection with the preparation, submission and finalization of the documentation required in connection with the Transaction (including the Offer Document, the Registration Statement, including any proxy statement/prospectus contained therein, and this Prospectus).

7.6.3	Dutch Delisting

Prior to the Expiration Date, each party must co-operate with the other party in taking, or causing to be taken, all actions reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Euronext Amsterdam to enable the de-listing of Marel Shares from Euronext Amsterdam; provided that such delisting will not be effective until immediately after the Offer Closing Time.

7.6.4	Dutch Works Councils Consultation and Dutch Merger Code Procedure

From 4 April 2024 until the Offer Closing Time and valid termination of the Transaction Agreement, each party will use its reasonable best efforts to complete the consultation procedure required with respect to the competent

Dutch works councils of Marel and JBT (the “Dutch WCs”) pursuant to Article 25, paragraph 1, of the Dutch Works Councils Act (Wet op de ondernemingsraden) (the “Dutch Consultations”). The parties will cooperate with each other in connection with the submission of a request for advice (adviesaanvraag) to each Dutch WC and the subsequent communication and consultation with each Dutch WC. For additional information, see section 7.9 “Conditions to Closing.”

In April 2024, Marel, on behalf of itself, JBT and the Offeror, notified the Dutch Social Economic Council (Sociaal-Economische Raad) and each of Marel’s and JBT’s competent Dutch trade unions as required in connection with the Transaction pursuant to the Dutch Social and Economic Council Merger Regulations (SER-Fusiegedragsregels 2015) (the “Dutch Merger Procedure”). The parties will co-operate with each other to complete the Dutch Merger Procedure.

7.7	Reasoned Statement; JBT Stockholder Approval; Marel and JBT Recommendations

On the Commencement Date, or else as promptly as practicable following (and in any event no later than the Business Day after) the publication of the Offer Document, the Marel Board will publish the Reasoned Statement in substantially the form previously shared with JBT. Subject to the terms and conditions of the Transaction Agreement, the Reasoned Statement will confirm that the Marel Board (i) supports the Offer, including the price and other terms thereof; (ii) recommends that the Marel Shareholders tender their Marel Shares into the Offer (such recommendation on the terms and conditions of the Transaction Agreement, the “Marel Recommendation”); and (iii) believes that the consummation of the Transaction will have a positive effect on the interests of Marel and its management and employees.

As promptly as reasonably practicable, but no earlier than 20 business days and not later than 30 Business Days (unless otherwise deferred in accordance with the terms of the Transaction Agreement due to insufficient proxies received) after the Registration Statement, including any proxy statement/prospectus contained therein, is declared effective, JBT will convene and hold a special meeting of its stockholders to obtain the JBT Stockholder Approval and use its reasonable best efforts to obtain the JBT Stockholder Approval. The JBT Board will include in the proxy statement/prospectus contained in the Registration Statement its recommendation that the JBT Stockholders vote in favor of the Share Issuance Proposal (the “JBT Recommendation”).

Neither board may (i) authorize, cause or permit Marel or JBT, as applicable, or any of Marel or JBT’s subsidiaries, as applicable, to enter into any agreement or commitment providing for any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with the Transaction Agreement) or (ii) take any action described in the following (any such action, a “Change in Marel Recommendation” or “Change in JBT Recommendation,” as applicable, and together, each a “Change in Recommendation”):

•

in respect of Marel, fail to include the Marel Recommendation in its Reasoned Statement, or, in respect of JBT, fail to include the JBT Recommendation in the proxy statement/prospectus contained in the Registration Statement;

•

withdraw, modify or qualify the Marel Recommendation or JBT Recommendation in a manner adverse to JBT or the Offeror, in respect of Marel, or Marel, in respect of JBT (or make any public statement of its intent to do the same);

•	approve, adopt or recommend an Acquisition Proposal; or

•

after receipt of an Acquisition Proposal or public announcement of an Acquisition Proposal, fail to reaffirm the Marel Recommendation or JBT Recommendation within 10 Business Days after any written request by the other party to do so (provided that such other party may only make one such request per each Acquisition Proposal and any material modification thereto).

Notwithstanding the restrictions described above, each of the Marel Board and the JBT Board may effect a Change in Marel Recommendation or Change in JBT Recommendation, respectively, if, prior to the Expiration

Date (with respect to the Marel Board) or prior to obtaining the JBT Stockholder Approval (with respect to the JBT Board), (i) the party effecting such Change in Recommendation has received a Superior Proposal or (ii) there has been an Intervening Event (as defined in this Prospectus) with respect to the party effecting such Change in Recommendation. The Marel Board or the JBT Board must determine in good faith (after consultation, as applicable, with Marel’s or JBT’s outside legal counsel and financial advisor(s)) that effecting such Change in Marel Recommendation or Change in JBT Recommendation is required by its fiduciary duties under applicable law and otherwise comply with the terms of the Transaction Agreement described below in section 7.8 “No Solicitation of Acquisition Proposals; Change in Recommendation”.

7.8	No Solicitation of Acquisition Proposals; Change in Recommendation

Each of JBT and Marel has agreed that neither it nor any of its subsidiaries nor their respective officers and directors will not, and will instruct its and its subsidiaries’ representatives to not, directly or indirectly (subject to certain limited exceptions described below):

•

initiate, solicit, propose or knowingly encourage any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to the same;

•	provide any non-public information or data to any person in relation to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to the same; or

•

approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement or agree to do any of the foregoing related to any Acquisition Proposal.

None of the foregoing prohibitions will restrict Marel or JBT with respect to Eyrir Invest, provided that any contact with Eyrir Invest is limited to communication related to, and in furtherance of the consummation of, the Transaction (other than as permitted pursuant to the Transaction Agreement).

In addition, each of JBT and Marel has agreed to, and to cause its officers, directors and subsidiaries to and to instruct its and its subsidiaries’ representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of 4 April 2024 with respect to any Acquisition Proposal or proposal that would reasonably be expected to lead to the same. Neither JBT nor Marel will terminate, amend, modify or waive any provision of, and each will enforce the terms of, any confidentiality, “standstill” or similar agreement entered into by it or any of its subsidiaries in connection with a potential Acquisition Proposal, other than in connection with determining that such Acquisition Proposal is or would reasonably be expected to be a Superior Proposal and to the extent required by the fiduciary duties of the applicable board.

Each of JBT or Marel will notify the other party in writing promptly (and in any event within twenty-four (24) hours) after (i) receipt of an Acquisition Proposal or request for information in connection with the same or initiation or (ii) continuation of any discussions or negotiations with respect to an Acquisition Proposal. Such notice will include the material terms and conditions of, and the identity of the person making, such Acquisition Proposal, request or inquiry, as well as the most current version of the relevant transaction agreement or proposal and any material ancillary agreements documents. Each of JBT and Marel will continue to promptly notify the other party of all information reasonably necessary to inform the other party in all material respects of the status and details of any such Acquisition Proposal, request or inquiry (including any actual or proposed material amendments thereto).

Notwithstanding the foregoing, each of JBT and Marel and their respective boards will be permitted to, directly or indirectly, including through any affiliates or other representatives:

•

at any time, make any disclosures in compliance with applicable law, provided that if such disclosure has the effect of withdrawing, modifying or qualifying the JBT Recommendation or Marel Recommendation, as applicable, in a manner adverse to the other party, such disclosure will be deemed to be a Change in JBT or Change in Marel Recommendation, as applicable, and the other party will have the right to terminate the Transaction Agreement unless JBT or Marel expressly reaffirms its recommendation in such disclosure;

•

at any time prior to obtaining the JBT Stockholder Approval (with respect to JBT) or the Offer Closing Time (with respect to Marel), if JBT or Marel receives an unsolicited Acquisition Proposal that the JBT Board or Marel Board, as applicable, concludes in good faith (after consultation, as applicable, with Marel’s or JBT’s outside legal counsel and financial advisor(s)) constitutes, or would reasonably be expected to result in, a Superior Proposal, JBT or Marel may take any of the following actions:

•	engage, enter into or participate in any discussions or negotiations with, or provide any information to, the person making such Acquisition Proposal; and

•

effect a Change in Recommendation and terminate the Transaction Agreement in response to such Acquisition Proposal if the JBT Board or Marel Board, as applicable, concludes in good faith (after consultation, as applicable, with Marel’s or JBT’s outside legal counsel and financial advisor(s)) that failure to effect such Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In connection with determining whether an unsolicited Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal, JBT or Marel may (i) seek to clarify and understand the terms and conditions of any inquiries, proposals or offers, (ii) inform the person making such inquiry, proposal or offer of the non-solicitation and related provisions of the Transaction Agreement or (iii) waive (on a confidential non-public basis) any “standstill” “no contact” or similar provisions to the extent reasonably expected to be required to be waived by the JBT Board or Marel Board’s fiduciary duties under applicable law. However, prior to taking any of the actions listed in the foregoing sentence or the above bullets, JBT or Marel must have complied with the following:

•

none of JBT or Marel, as applicable, or their respective subsidiaries or any of their respective representatives has violated the non-solicitation and related provisions of the Transaction Agreement in any material respect; and

•

with respect to providing any information to the person making such Acquisition Proposal, JBT or Marel must (i) prior to, or substantially concurrently with, such provision, provide any such non-public information to the other party and (ii) prior to such provision, have entered into a confidentiality agreement with confidentiality terms no less restrictive than those contained in the confidentiality agreement between JBT and Marel and which does not prohibit JBT or Marel’s compliance with the non-solicitation and related provisions of the Transaction Agreement.

A Change in Recommendation may also be effected by a party if its board concludes in good faith (after consultation, as applicable, with such party’s outside legal counsel and financial advisor) that failure to effect such Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law:

•

at any time prior to obtaining the JBT Stockholder Approval (with respect to JBT) or the Offer Closing Time (with respect to Marel), if the party effecting the Change in Recommendation experiences an Intervening Event; or

•	with respect to Marel only, within five Business Days of the Commencement Date, if the material terms of the Offer Document differ in any material respect from the terms set forth in the Transaction

Agreement (excluding any differences arising out of any Required Amendments (as defined in this Prospectus)).

Prior to effecting a Change in Recommendation in response to a Superior Proposal or Intervening Event (each as defined in this Prospectus), JBT or Marel must comply with certain procedures in the Transaction Agreement, including, but not limited to, notifying the other party of its intention to effect a Change in Recommendation (and, in respect of a Superior Proposal, of any subsequent modification of the material terms thereof) and negotiating with the other party in good faith over a five Business Day period in an effort to amend the terms of the Transaction so that such Superior Proposal or Intervening Event no longer constitutes a Superior Proposal or Intervening Event, as applicable.

For purposes of this Prospectus and the Transaction Agreement:

“Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving JBT or Marel (as applicable) or (ii) any acquisition by any person or group resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of JBT or Marel (as applicable) or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include equity securities of subsidiaries) of JBT or Marel (as applicable), in each case other than the transactions contemplated by the Transaction Agreement or involving JBT and its affiliates or Marel and its affiliates, (as applicable).

“Intervening Event” means any material effect, change, event, development or occurrence with respect to the JBT Group or the Marel Group (as applicable) that was not known or reasonably foreseeable to the JBT Board or the Marel Board (as applicable) on the date of the Transaction Agreement, which effect, change, event, development or occurrence, becomes known to the JBT Board or the Marel Board (as applicable) prior to obtaining, in respect of JBT, the JBT Stockholder Approval, and, in respect of Marel, the Offer Closing Time; provided, however, that no effect, change, event, development or occurrence relating to any of the following will constitute an Intervening Event: (i) receipt, existence or terms of an Acquisition Proposal, or the consequences thereof; (ii) the fact, in and of itself, that JBT or Marel (as applicable) meets or exceeds any internal or published projections, budgets, forecasts, estimates or predictions of revenue, earnings, or any changes after the date of the Transaction Agreement in the price or trading volume of the JBT Shares or Marel Shares (as applicable) (it being understood that the event or circumstance underlying any of the foregoing in this clause (ii) may be taken into consideration, unless otherwise excluded by the exceptions to this definition); and (iii) changes in general economic or geopolitical conditions, or changes in conditions in the economy generally.

“Superior Proposal” means a bona fide written Acquisition Proposal made after the date of the Transaction Agreement that would result in a person or group becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of JBT or Marel, as applicable, or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its subsidiaries), of JBT or Marel, as applicable, that the relevant board has determined in good faith, after consultation, as applicable, with its outside legal counsel and financial advisor, taking into account all legal, financial, financing and regulatory aspects of the Acquisition Proposal, the identity of the person(s) making the proposal and the likelihood of the Acquisition Proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction (after taking into account any revisions to the terms of the Transaction Agreement proposed pursuant to the terms thereof) (i) more favorable to its shareholders from a financial point of view than the transactions contemplated by the Transaction Agreement, and (ii) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and any other aspects considered relevant by its board.

7.9	Conditions to Closing

The Offeror’s right and obligation to accept for exchange, and to exchange, any Marel Share validly tendered and not validly withdrawn prior to the Expiration Date is subject to the satisfaction or waiver (as applicable) of the Closing Conditions set forth below.

The following Closing Conditions may be waived with the mutual written consent of JBT and Marel:

•

(i) the expiration or termination of the applicable waiting period under the HSR Act (which waiting period expired at 11:59 p.m., Eastern time, on 8 May 2024), (ii) the receipt, termination or expiration of any waivers, clearances, approvals or waiting periods under certain specified antitrust and foreign investment regimes and (iii) the absence of any voluntary agreement between any of the parties and any Governmental Authority not to consummate the Transaction (the “Regulatory Approvals Condition”);

•

the absence of any law or order making the Transaction or the acquisition of the Marel Shares by JBT or the Offeror illegal or otherwise prohibiting the consummation of the Transaction or such acquisition (the “No Legal Prohibition or Illegality Condition”);

•	the Registration Statement having been declared effective by the SEC and not being the subject of any stop order issued by the SEC (the “Registration Statement Condition”);

•	the JBT Stockholder Approval of the Share Issuance Proposal having been obtained (the “JBT Stockholder Approval Condition”);

•

the NYSE having approved (and not subsequently withdrawn such approval) the listing of the JBT Offer Shares on the NYSE, subject to official notice of issuance (the “Supplemental Listing Condition”); and

•

the valid acceptance by eligible Marel Shareholders representing (when taken together with any Marel Shares acquired or agreed to be acquired by the Offeror other than through the Offer in accordance with applicable law) of at least 90% (or, in the Offeror’s sole discretion, a lower percentage, which will not be reduced below 80% without Marel’s consent) of the issued and outstanding share capital and voting rights of Marel (excluding Marel Shares owned by any of Marel’s subsidiaries) as of the Offer Closing Time and such acceptances not being withdrawn or subject to any third party consents in respect of pledges or other rights (the “Minimum Acceptance Condition”).

The following Closing Conditions may be waived by the Offeror or Marel, as applicable:

•

the representations and warranties of Marel, on the one hand, or JBT and the Offeror, on the other, relating to certain aspects of Marel’s or JBT’s (as applicable) capitalization being true and correct in all respects (except for any de minimis inaccuracy) as of 4 April 2024 and as of the Offer Closing Time as though made at and as of the Offer Closing Time;

•

the representations and warranties of Marel, on the one hand, or JBT and the Offeror, on the other, relating to organization, good standing, subsidiaries, corporate authority and broker fees (disregarding all materiality and Material Adverse Effect qualifications contained therein) being true and correct in all material respects as of 4 April 2024 and as of the Offer Closing Time as though made at and as of the Offer Closing Time;

•

the representation and warranty of Marel, on the one hand, or JBT and the Offeror, on the other, relating to the absence of any Material Adverse Effect on the Marel Group or the JBT Group (as applicable) since 31 December 2023 being true and correct in all respects as of 4 April 2024 and as of the Offer Closing Time as though made at and as of the Offer Closing Time;

•

the representations and warranties of Marel, on the one hand, or JBT and the Offeror, on the other, set forth elsewhere in the Transaction Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) being true and correct in all respects as of 4 April 2024 and as of the Offer Closing Time as though made at and as of the Offer Closing Time, except for such failure to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Marel Group or the JBT Group (as applicable) (collectively with the preceding three bullet points, the “Representation and Warranties Conditions”);

•

Marel, on the one hand, or JBT and the Offeror, on the other, having performed or complied with in all material respects the agreements and covenants required by the Transaction Agreement at or prior to the Offer Closing Time (the “Performance Conditions”); and

•

the absence, since 4 April 2024, of any effect, change, event, fact, circumstance, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the businesses, results of operations, assets or financial conditions of the Marel Group or the JBT Group (as applicable), in each case, taken as a whole (the “No Material Adverse Effect Conditions”).

In addition, the processes with respect to each of the Dutch Consultations will have been completed in accordance with the terms and conditions of the applicable covenant in the Transaction Agreement (the “Dutch Consultations Condition”).

7.10	Termination of the Transaction Agreement

The Transaction Agreement may be terminated at any time prior to the Offer Closing Time:

•	by mutual consent of JBT and Marel;

•	by either JBT or Marel if:

•

at the Expiration Date, any Closing Condition (other than the JBT Stockholder Approval Condition and the Minimum Acceptance Condition) has not been satisfied or waived; provided that such termination right is not available to a party if its material breach of the Transaction Agreement has been the primary cause of, or principally resulted in, the failure of such Closing Condition (the “Closing Condition Termination Right”);

•

the Offer Closing Time has not occurred by 4 July 2025, or if extended by JBT, 4 October 2025 (provided, that JBT may so extend only if, on 4 July 2025, (i) the Registration Statement Condition and the JBT Stockholder Condition are satisfied and (ii) a Governmental Authority has issued an order or law permanently prohibiting or making illegal the consummation of the Transaction pursuant to, or the parties have otherwise failed to obtain regulatory approvals and clearances under, certain specified antitrust and foreign investment regimes) (such termination right, the “Drop Dead Date Termination Right”);

•	the JBT Stockholder Approval has not been approved after a vote of the JBT Stockholders;

•	at the Expiration Date, the Minimum Acceptance Condition has not been satisfied or waived; or

•	prior to the Offer Closing Time, any Governmental Authority of competent jurisdiction has issued an order or law that permanently prohibits or makes illegal the consummation of the Transaction;

•	by each of JBT and Marel if:

•

the other party has breached or failed to perform any of its respective covenants or agreements, or any of its representations and warranties have become inaccurate, in each case, under the Transaction Agreement, and (i) such breach, failure or inaccuracy would result in a failure of a Closing Condition and is not capable of being cured within 20 Business Days after delivery of the terminating party’s notice thereof (or, if earlier, the Drop Dead Date) and (ii) the terminating party is not in breach of the Transaction Agreement such that the other party would have the right to terminate the Transaction Agreement;

•	a Material Adverse Effect has occurred with respect to the other party and its subsidiaries;

•	at any time prior to the Expiration Date, the board of the other party effects a Change in Recommendation; or

•

the board of the terminating party effects a Change in Recommendation in accordance with the Transaction Agreement and, substantially concurrently, enters into a definitive agreement with respect to a Superior Proposal;

•

by Marel, if the Offeror fails to accept for purchase Marel Shares validly tendered (and not validly withdrawn) by the earlier of the Drop Dead Date or two Business Days from the date of delivery of notice by Marel of its intent to terminate the Transaction Agreement; provided that all Closing Conditions have been satisfied or waived at or prior to the Expiration Date (or, with respect to those Closing Conditions that by their nature are to be satisfied at the Expiration Date, are capable of being then satisfied); or

•	by JBT, if Marel Shareholders validly pass a shareholder resolution requiring Marel and/or its subsidiaries to take a Mandated Marel Shareholder Action.

In the event that the Transaction Agreement is terminated pursuant to the termination rights above, the Transaction Agreement will be of no further force or effect without liability of any party to the other parties (other than with respect to certain specified provisions and the confidentiality agreement between JBT and Marel). Notwithstanding the foregoing, nothing in the Transaction Agreement will relieve any party from any liability or damages resulting from any fraud or willful breach. Following the valid and proper termination of the Transaction Agreement, JBT and the Offeror may withdraw and abandon the Offer to the extent permitted by applicable law.

7.11	Termination Payments

JBT will pay Marel a reverse termination payment of (i) EUR 85 million, if the Drop Dead Date is 4 July 2025 at the time of the termination of the Transaction Agreement, or (ii) EUR 110 million, if the Drop Dead Date is 4 October 2025 at the time of the termination of the Transaction Agreement; if, in each case:

•

the Transaction Agreement is terminated by JBT or Marel pursuant to the Closing Condition Termination Right, the Drop Dead Date Termination Right or the termination right related to the issuance of a governmental order or law prohibiting the Transaction, solely to the extent that such order or law arises under certain specified antitrust and foreign investment regimes;

•

at the time of such termination, a Governmental Authority has issued an order or law permanently prohibiting or making illegal the consummation of the Transaction pursuant to, or the parties have otherwise failed to obtain regulatory approvals and clearances under, certain specified antitrust and foreign investment regimes;

•

at the time of such termination, all other Closing Conditions are satisfied or validly waived (or, with respect to those Closing Conditions that by their terms may only be satisfied at the Offer Closing Time, would have been satisfied or validly waived if the Offer Closing Time had then occurred), other than the Minimum Acceptance Condition and, solely to the extent that JBT has not yet submitted the Supplemental Listing Application, the Supplemental Listing Condition; and

•

the Icelandic FSA has not failed to approve any extension to the Expiration Date requested by the Offeror in accordance with the terms of the Transaction Agreement, and the Transaction Agreement is terminated as set forth in clause (i) of the first bullet in this section 7.11.

Marel will reimburse JBT for its out-of-pocket costs and expenses incurred in connection with the Transaction, in an amount up to:

•	EUR 35 million, if either party terminates the Transaction Agreement due to a Change in Marel Recommendation in response to a Superior Proposal; or

•	EUR 15 million, if JBT terminates the Transaction Agreement due to a Change in Marel Recommendation in response to an Intervening Event.

JBT will reimburse Marel for its out-of-pocket costs and expenses incurred in connection with the Transaction, in an amount up to:

•	EUR 35 million, if either party terminates the Transaction Agreement due to a Change in JBT Recommendation in response to a Superior Proposal; or

•

EUR 15 million, if Marel terminates the Transaction Agreement due to (i) a Change in JBT Recommendation in response to an Intervening Event; (ii) the failure by the Offeror to commence the Offer on or before 30 June 2024 (subject to the exceptions described above in section 7.10 “Termination of the Transaction Agreement”); or (iii) the failure by JBT to use its reasonable best efforts to obtain from the Icelandic FSA an extension to the Expiration Date.

In no event will any party be required to make more than one termination payment under the Transaction Agreement.

7.12	Offer Document; Registration Statement; Listing Applications

As promptly as reasonably practicable after 4 April 2024, JBT or the Offeror, as applicable, will finalize and/or prepare and submit certain documents, statements and/or application and use its reasonable best efforts to have such submissions approved or declared effective as promptly as reasonably practicable after submission (with respect to the Offer Document, the Registration Statement, including any proxy statement/prospectus contained therein, and this Prospectus) or prior to the Offer Closing Time (with respect to the Listing Applications).

•

The Offeror will (in reasonable consultation with Marel) finalize the Offer Document and this Prospectus and submit to the Icelandic FSA for approval. The Offeror will use its reasonable best efforts to respond promptly to any comments of the Icelandic FSA relating to the Offer Document and this Prospectus.

•

JBT has (with certain assistance from Marel) filed with the SEC the Registration Statement to be used as an exchange offer prospectus and a proxy solicitation in connection with the JBT Stockholder Approval and to register with the SEC the offer and sale of the JBT Offer Shares.

•

JBT will prepare and submit to the Icelandic FSA and, to the extent applicable, Nasdaq Iceland, an application for admission to Nasdaq Iceland of the JBT Offer Shares (the “Secondary Listing Application”), as well as (to the extent not included in this Prospectus), a listing prospectus in connection with the same. JBT will also submit to the NYSE, after the JBT Stockholder Approval but prior to the Offer Closing Time, a supplemental listing application for the purpose of listing the JBT Offer Shares (the “Supplemental Listing Application” and together with the Secondary Listing Application, the “Listing Applications”). JBT will use its reasonable best efforts to maintain the Secondary Listing at least until three years after the Closing or longer as deemed appropriate by the board of directors of the combined company when considering the Icelandic stockholders of the combined company.

7.13	Treatment of Marel Equity Awards

At the Offer Closing Time, each Marel Stock Option that was granted prior to the date of the Transaction Agreement and remains outstanding as of immediately prior to the Offer Closing Time with an exercise price per share less than the Marel Closing Price, whether vested or unvested, will automatically be cancelled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the number of Marel Shares subject to such Marel Stock Option as of immediately prior to the Offer Closing Time and (ii) the excess, if any, of the Marel Closing Price over the exercise price per share of such Marel Stock Option. Each Marel Stock Option with an exercise price per share equal to or greater than the Marel Closing Price will be cancelled without any cash payment being made in respect thereof. Marel Interim Period Awards will not vest by virtue of the occurrence of the Offer Closing Time. At the Offer Closing Time, each Marel Interim Period Award will cease to represent an award with respect to Marel Shares and be automatically converted into an award with respect to JBT Shares of comparable value and in such form as determined by JBT in good faith consultation with Marel. Immediately following the Offer Closing Time, each such converted award will continue to be governed by the same terms and conditions regarding vesting and forfeiture as were applicable to the corresponding Marel Interim Period Award immediately prior to the Offer Closing Time. As of the date of this Prospectus, no Marel Interim Period Awards have been granted.

7.14	Regulatory Approvals

In accordance with the Transaction Agreement, the parties must make filings and obtain authorizations, approvals or consents in certain antitrust and foreign investment regimes specified in the Transaction Agreement (the “Specified Regulatory Jurisdictions”). The parties have agreed, among other things, to file (in draft form where customary) as promptly as practicable any required filings and/or notifications required under the applicable antitrust or Foreign Investment Laws of the Specified Regulatory Jurisdictions with respect to the Transaction, and to use reasonable best efforts to avoid or eliminate any impediment and obtain all consents under the applicable antitrust or Foreign Investment Laws of the Specified Regulatory Jurisdictions so as to enable the parties to consummate the Transaction prior to the Drop Dead Date. JBT will control the strategy for obtaining the required regulatory approvals, and neither JBT nor its affiliates are required to (and Marel will not and will cause its subsidiaries not to, without JBT’s written consent) take or agree to any remedies, restrictions or any other action or inaction (including any divestitures or restrictions on ongoing or future business conduct) in order to obtain any required regulatory approval. JBT is responsible for any filing fees associated with submitting any filings under the HSR Act or the applicable antitrust or Foreign Investment Laws of the Specified Regulatory Jurisdictions.

7.15	Potential Post-Offer Reorganization Transactions Regarding Marel

Following the Offer Closing Time, the Offeror may initiate and pursue, and the parties will fully cooperate with each other in order to implement, approve or otherwise facilitate, certain post-Offer reorganizations with respect to Marel in order to acquire the Remaining Marel Shares:

•	a “Squeeze-Out” process launched within three months of the Offer Closing Time so long as the Minimum Acceptance Condition has been satisfied; or

•

a “Merger” process between the Offeror (or its wholly owned subsidiary) and Marel or other corporate action, if immediately following the Offer Closing Time the Offeror owns less than 90% of the outstanding Marel Shares, so long as the owners of the Remaining Marel Shares are entitled to receive substantially the same consideration for their Marel Shares as was offered in the Offer.

7.16	Governance and Social Matters

The parties agreed upon certain governance and social matters in the Transaction Agreement. In the Transaction Agreement, JBT and Marel agreed to use their respective reasonable best efforts to take, as applicable, all actions necessary:

•	with respect to board and committee composition:

•	to cause the board of directors of the combined company to be set at 10 directors and consist (immediately subsequent to the closing) of the JBT CEO, five JBT Independents and four Marel Independents;

•	to cause the JBT Board chairman to be appointed or elected to serve as chairman of the combined company board;

•

to cause the initial term of three of the Marel Independents to expire at the 2026 Annual Meeting and the initial term of one of the Marel Independents to expire at the 2025 Annual Meeting as long as the initial term of any of the Marel Independents will in no event expire earlier than the next annual stockholder meeting of the combined company following their respective appointment;

•	to cause each committee of the board of directors of the combined company to consist of three of the JBT Independents and two of the Marel Independents; and

•

to cause the JBT Board to establish, as of the closing, and to maintain through the third anniversary thereof, a nominating committee consisting of two of the Marel Independents and one of the JBT Independents with the exclusive authority, through a majority vote of the committee members then in office, to (i) propose candidates to fill any vacancy arising on the board of directors of the combined company resulting from the cessation of service by any Marel Independent for any reason and (ii) propose director nominees to be included in the combined company’s board of directors slate for election at each annual stockholder meeting of the combined company, or at any special stockholder meeting of the combined company at which directors are elected, to fill each seat previously held by a Marel Independent;

•	with respect to management:

•	to cause the current JBT CEO to be appointed as chief executive officer of the combined company following the closing;

•	to cause Marel’s current chief executive officer to be appointed as the President of the combined company following the closing;

•

to provide that (i) the executive leadership team (“ELT”) of the combined company following the closing will consist of a combination of individuals from both the current JBT and Marel management teams and (ii) such ELT members will report directly to either the chief executive officer of the combined company or the president of the combined company; and

•	to otherwise collaborate in good faith prior to closing to determine the best talent for key management positions of the combined company;

•

to form a management integration committee immediately subsequent to the closing (i) consisting solely of, and co-chaired by, each of the chief executive officer of Marel and the JBT CEO, (ii) which will report to the board of directors of the combined company and (iii) the charter of which will provide that such committee will (a) drive cultural connectivity and internal communication strategy, (b) drive collaboration and (c) optimize ongoing operations to drive performance;

•	to cause the corporate name of JBT to be changed to “JBT Marel Corporation” effective as of the closing;

•

(i) if JBT and Marel jointly determine to change the current JBT NYSE stock symbol, to cause the stock symbol to be changed as jointly agreed, and (ii) JBT and Marel will jointly determine the stock symbol for the JBT Offer Shares to be listed on Nasdaq Iceland;

•

to cause, following the closing, (i) the combined company’s corporate headquarters to remain in Chicago, Illinois, and (ii) Marel’s current facility in Garðabær, Iceland to be designated as the combined company’s European headquarters and a global technology center of excellence; and

•	to cause the combined company to maintain Marel’s brands in global markets.

For further details, see section 6.5 “JBT Board’s reasons for the Transaction”, section 6.6 “Marel Board’s reasons for the Transaction” and section 21.1.8 “Potential material impacts on corporate governance.”

Subject to, and in accordance with, the provisions and limitations in the Transaction Agreement, for individuals employed by Marel or any of its subsidiaries at the Offer Closing Time who remain employed immediately following the Offer Closing Time, JBT has agreed to provide such employees, during the period commencing at the Offer Closing Time and ending on the first anniversary of the Offer Closing Time (or, if earlier, the date of employment termination), with (i) an annual base salary or hourly wage rate, as applicable, at least as favourable as that provided to such employees as of immediately prior to the Offer Closing Time, (ii) a target annual short-term cash incentive compensation opportunity at least as favourable as that provided to such employees as of immediately prior to the Offer Closing Time and (iii) certain employee benefits that are substantially comparable in the aggregate to such employee benefits maintained for such employees as of immediately prior to the Offer Closing Time under Marel’s benefit plans or such employee benefits as by applicable law and collective bargaining agreement or other contract with any labour union, works council or other labour organization.

7.17	Assignment; Amendment and Waiver

No party may assign the Transaction Agreement or any of its rights, interests, or obligations thereunder without the prior written approval of the other parties; provided, however, that the Offeror may assign any or all of its rights and interest under the Transaction Agreement to an affiliate of itself or JBT without requiring any other party’s consent (but such assignment will not relieve the Offeror of its obligations under the Transaction Agreement).

The Transaction Agreement may be amended by the parties in an executed written instrument at any time before or after the JBT Stockholder Approval is obtained. Subject to the terms of the Transaction Agreement, no approval of the shareholders of JBT or Marel will be required for any extension, waiver or termination of the Transaction Agreement (other than as required by applicable law).

7.18	Required Amendment

The parties will implement any amendment or waiver or otherwise impose such additional term or condition of the Offer or the Transaction Agreement that is required by the Icelandic FSA, Nasdaq Iceland or the SEC and necessary to consummate the Transaction, to the extent that such amendment, waiver, term or condition is not adverse in any material respect to the party implementing such amendment, waiver, term or condition (or to such party’s subsidiaries or stockholders). Changes to the form or aggregate amount of consideration (other than de minimis changes required under applicable Icelandic law or relating to the treatment of fractional shares, respectively) payable under the Transaction Agreement or the addition or removal of, or any change to, any closing condition will be deemed to be so adverse to (i) the JBT Group and JBT Stockholders, to the extent adverse to JBT (with respect to the aggregate amount of consideration, solely if such change is an increase) or (ii) the Marel Group and Marel Shareholders, to the extent adverse to Marel (with respect to the aggregate amount of consideration, solely if such change is a decrease). No Required Amendment required to be implemented by JBT or the Offeror by Icelandic law or the Exchange Act or the Securities Act and arising from a purchase of Marel Shares by the Offeror or its affiliates outside the Offer will be deemed to be so adverse to the JBT Group or JBT Stockholders. Any amendment, waiver or additional term or condition required to be implemented by a party pursuant to the foregoing terms of the Transaction Agreement will be a “Required Amendment.” Other than pursuant to a Required Amendment, the Offeror will not (i) change the consideration to be issued in the Offer (other than pursuant to the proration process) or (ii) add conditions to the Offer Document or the Offer without the consent of each of JBT and Marel.

7.19	Governing Law; Jurisdiction

The Transaction Agreement and any related actions are governed by and construed in accordance with the laws of the State of Delaware, except, however, that the Transaction, the Offer and related matters (to the extent required by Icelandic law), and the fiduciary duties of the Marel Board, are governed by Icelandic law.

The state and federal courts sitting in the State of Delaware, and any appellate courts therefrom, have exclusive jurisdiction to settle any action based upon, arising out of or related to the Transaction Agreement or the Transaction and any action based upon, arising out of or related to the Transaction Agreement or the Transaction will therefore be brought in the state and federal courts sitting in the State of Delaware, and any appellate courts therefrom. Notwithstanding the forgoing, any action to the extent directly applicable to the Icelandic law requirements of the Offer and matters related thereto, or to the duties of the directors of Marel, will be subject to the jurisdiction of the District Court of Reykjavík and any appellate courts therefrom.

8.   THE OFFER

The following is a description of the principal terms of the Offer that the Offeror intends to make to Marel Shareholders. Marel Shareholders are urged to read this section, the Offer Document, along with the rest of this Prospectus, including the appendices and exhibits, in their entirety prior to making any decision as to the matters described herein and therein. The below description of the principal terms of the Offer is qualified in its entirety by the description of the Offer in the Offer Documents under which the Offeror intends to make the Offer.

8.1	Subject Matter

Pursuant to the Transaction Agreement, Marel’s business will be brought under JBT through the Offer. Pursuant to the terms of the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares, subject to the proration provisions, as applicable, described in this Prospectus. Accepting Marel Shareholders can choose to receive JBT Offer Shares listed on either the NYSE or Nasdaq Iceland (subject to the approval of the JBT Offer Shares being listed on Nasdaq Iceland), and if no explicit selection is made, Accepting Marel Shareholders will receive JBT Offer Shares listed on the NYSE. Accepting Marel Shareholders who elect the consideration described in (i) will only receive JBT Offer Shares if the proration process described in this Prospectus and the Offer Document results in such Accepting Marel Shareholders receiving a mix of cash and JBT Offer Shares. This Offer exchange ratio is fixed and will not be adjusted to reflect changes in the price of the Marel Shares or the JBT Shares prior to the date of the closing of the Offer.

The Offer Period starts on the Commencement Date and will expire at 5.00 p.m. Icelandic time on the Expiration Date. Withdrawal rights will cease on the Expiration Date.

The Offer is subject to the Closing Conditions set forth under section 8.3 “Conditions to the Offer”. For a comparison of the rights of holders of JBT Shares and Marel Shares, see section 27.4 “Comparison of Shareholder Rights”.

Important Notices

The Offer is subject to a number of conditions set forth under section 8.3 “Conditions to the Offer”. The conditions to the Offer must be satisfied or waived at or prior to the Expiration Date.

Each Marel Shareholder, by accepting the Offer, unless such acceptance is properly withdrawn, authorizes the Settlement Agent to credit interests in the JBT Offer Shares that such Marel Shareholder is entitled to receive in the Offer to such shareholder’s account in exchange for Marel Shares tendered by such shareholder in the Offer.

By accepting the Offer, Marel Shareholders will transfer their tendered Marel Shares, including ancillary rights, at settlement directly to the Offeror, subject to the satisfaction or waiver of the conditions to the Offer.

8.2	Purpose of the Offer

The purpose of the Offer is for JBT to acquire control over Marel. Following the Offer Closing Time, the Offeror may or will, as applicable, pursue post-Offer reorganizations (more specifically, the Merger and the Squeeze-Out) with respect to Marel. For further details regarding the potential post-Offer reorganizations, see section 8.12 “Plans for Marel After the Offer” and section 6.17 “Potential Post-Offer Reorganization Transactions Regarding Marel”.

8.3	Conditions to the Offer

The Transaction Agreement provides that the Offeror’s rights and obligations to accept for exchange, and to exchange, any Marel Share validly tendered and not withdrawn prior to the Expiration Date is subject to the satisfaction or waiver of the Closing Conditions. Other than any Required Amendment, the Offeror will not (i) change the consideration (other than as described in the Transaction Agreement) or (ii) add any conditions to the Offer Document or the Offer without the consent of both JBT and Marel. All conditions have to be satisfied or validly waived as provided in the Transaction Agreement and as summarized below.

The following conditions to closing may be waived with the mutual written consent of JBT and Marel at any time or from time to time prior to the Expiration Date (without prejudice to the Minimum Acceptance Condition permitting the Offeror to reduce the percentage in its sole discretion):

•	the Regulatory Approvals Condition;

•	the No Legal Prohibition or Illegality Condition;

•	the Registration Statement Condition;

•	the JBT Stockholder Approval Condition;

•	the Supplemental Listing Condition; and

•	the Minimum Acceptance Condition.

The following conditions to closing may be waived by the Offeror or Marel, as applicable, at any time or from time to time prior to the Expiration Date:

•	the Representation and Warranties Conditions;

•	the Performance Conditions; and

•	the No Material Adverse Effect Conditions.

In addition, the processes with respect to each of the Dutch Consultations Condition must have been completed in accordance with the terms and conditions of the applicable covenant in the Transaction Agreement.

For additional information, see section 7.9 “Conditions to Closing”.

8.4	Timetable

The Offer Period starts on the Commencement Date. In accordance with paragraph 6 of Article 103 of the Icelandic Takeover Act and the terms of the Transaction Agreement, JBT, the Offeror and Marel agree that the Offer will have an initial acceptance period of ten weeks after the Commencement Date, except that: (i) the Expiration Date will occur no earlier than 20 business days after (and including the date of) the Commencement Date; (ii) the Offeror will extend the Offer Period as required by any law, or any rule, regulation or other applicable legal requirement of the Icelandic FSA or the SEC or of Nasdaq Iceland, the NYSE or Euronext Amsterdam, in any such case, which is applicable to the Offer or to the extent necessary to resolve any comments of the Icelandic FSA or the SEC; and (iii) at or prior to any then-applicable Expiration Date, the Offeror will (subject to any required approval from the Icelandic FSA) extend the Offer Period (i) by one or more additional periods of not less than ten days per extension (or such shorter period as mutually agreed by JBT, the Offeror and Marel in writing) if additional time is required to permit the satisfaction of the Closing Conditions (other than the Minimum Acceptance Condition) or (ii) by at least an additional three periods of not less than ten days each if all the Closing Conditions (other than the Minimum Acceptance Condition) have either been satisfied or waived in accordance with the Transaction Agreement or if, by their nature, are to be satisfied at the Expiration Date, would have been satisfied at the Expiration Date or else validly waived. However, in no event will the Offeror be required to extend the Offer Period beyond the Drop Dead Date. For clarity, the Offeror may, in its reasonable discretion (subject to any required approval from the Icelandic FSA), extend the acceptance period for any duration (or repeated periods) in order to permit time for the satisfaction of the Closing Conditions.

Pursuant to the Transaction Agreement, JBT has agreed to (i) use its reasonable best efforts to obtain any approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from the Icelandic FSA required by the Icelandic FSA (any of the foregoing, an “FSA Extension Approval”) to extend any Offer Period as promptly as practicable prior to any then-applicable Expiration Date and (ii) keep Marel informed on a reasonably current basis of the status of the Offer, including with respect to any FSA Extension Approval or the number of Marel Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto.

The Offeror does not intend to increase the Offer Price but reserves the right to do so in accordance with applicable rules, including Article 100 of the Icelandic Takeover Act and U.S. securities laws. However, any increase of the Offer Price will not constitute a new tender offer. Marel Shareholders who have validly accepted the Offer will continue to be bound by their acceptances if the Offer Period is extended and/or the Offer Price is increased, subject to the withdrawal rights as described in section 8.9 “Withdrawal rights”.

Pursuant to Article 100 of the Icelandic Takeover Act, if the Offeror, or parties acting in concert with the Offeror within the meaning of Article 100 of the Icelandic Takeover Act, pays a higher price or offers better terms for the Marel Shares (i) during the Offer Period, the Offeror is required to adjust the Offer and offer that higher price to Marel Shareholders, or (ii) during a three month period following the Expiration Date, those Marel Shareholders who accepted the Offer will be paid a supplemental payment corresponding to the difference in price.

In the unlikely event that the Offeror increases the Offer Price, Marel Shareholders who have accepted the Offer at a lower Offer Price will automatically be entitled to such increased Offer Price if the Offer is completed. If the Offeror increases the Offer Price within the last two weeks of the Offer Period, the Offeror will hold the Offer open so that it expires at least two weeks from the date on which the notice of such increase is first published, and otherwise as required by Icelandic laws and Rule 14e-1 of the Exchange Act.

If the Offeror increases or decreases the percentage of Marel Shares sought in the Offer or the consideration, or changes the type of consideration offered to Marel Shareholders, then pursuant to Rule 14e-1 of the Exchange Act, the Offeror must extend the Offer Period for at least ten Business Days from the date on which notice of such increase or decrease is first published, sent or given to securityholders.

8.5	Notification of extension/increase

Notification of any changes to the Offer Price, consideration or the terms of the Offer will be made public in accordance with paragraph 3 of Article 107 and Article 114 of Icelandic Takeover Act and applicable U.S. securities laws. A copy of the notification and a supplement to the Offer Document, as applicable, will be sent to all Marel Shareholders listed in Marel’s share registry on the date of such notification.

Notification of any changes to the Expiration Date will be made public on Nasdaq Iceland’s and Euronext Amsterdam’s news systems, with the SEC, and on the websites of JBT (www.jbtc.com) and Marel (www.marel.com). The information contained on or accessible through JBT’s or Marel’s website does not form part of this Prospectus unless that information is incorporated by reference into this Prospectus.

8.6	Acceptance of the Offer

Marel Shareholders who wish to tender their Marel Shares on the terms and conditions of the Offer are urged to submit their acceptance in accordance with the procedures set out in the Offer Document prior to 5.00 p.m. (Icelandic time) on the Expiration Date.

Marel Shareholders who hold Marel Shares registered in the name of a custodian, bank or stockbroker or other nominee must contact such persons to accept the Offer. The relevant custodian, bank or stockbroker may set an earlier deadline for communication by Marel Shareholders in order to permit the custodian, bank or stockbroker to communicate its acceptances to the relevant Settlement Agent in a timely manner. Accordingly, Marel Shareholders should contact their custodian, bank or stockbroker to obtain information about the deadline by which such Marel Shareholder must send instructions to such financial intermediary to accept the Offer and should comply with the dates set by such financial intermediary, as such dates may differ from the dates and times noted in this Prospectus and the Offer Document.

Any acceptance that is not correctly completed or that is received after the Expiration Date can be rejected without further notice. There is no obligation on the Offeror, the Settlement Agents or any person acting on its or their behalf to give notice of any defects or irregularities in any acceptance and no liability will be incurred by any of them for failure to give any such notification. Furthermore, neither the Offeror nor the Settlement Agents will be responsible for delays in the postal system or for any acceptance forwarded by e-mail that are not received in time due to technical or any other reason. All questions as to the form of all documents and the validity (including the time of receipt) and acceptance of such documents will be determined by the Offeror, in its sole discretion, which determination will be final and binding.

The Offeror reserves the right to approve acceptances that are received after the Expiration Date. However, the Offeror will ensure due compliance with the duty to treat Marel Shareholders equally under the Icelandic Takeover Act and applicable law when exercising its discretion pursuant to the foregoing.

Accepting Marel Shareholders must indicate the number of Marel Shares that they wish to tender in its acceptance; however, JBT’s expectation is that Accepting Marel Shareholders will tender all of their Marel Shares in the Offer. All Marel Shares to be tendered to the Offeror pursuant to the Offer must be free from any and all charges, liens and other encumbrances. Any third party with registered encumbrances or other third-party rights over the relevant securities account(s) must complete and submit its acceptance and thereby waive its rights in the Marel Shares sold in the Offer and approve the transfer of the Marel Shares to the Offeror free and clear of any such encumbrances and any other third-party rights. Marel Shares will be transferred inclusive of any dividends declared or any other distributions in respect of the transferred Marel Shares that have not been paid by Marel prior to settlement of the Offer. The Offeror reserves the right to ascertain whether any pledges or encumbrances are in place before making a payment.

Accepting Marel Shareholders will remain the legal owners of their Marel Shares and retain voting rights and other shareholder rights related thereto to the extent permitted under applicable law until the Settlement Date. Upon settlement of the Offer and the registration of the Offeror as the owner of the Marel Shares in Marel’s share registry, the Offeror will be able to exercise the voting rights attached to the Marel Shares sold in the Offer.

For more information on how to accept the Offer, see the Offer Document.

8.7	Irrevocable undertakings

On 19 November 2023, Marel’s largest shareholder, Eyrir Invest, which held approximately 24.7% of the issued and outstanding Marel Shares as of 31 December 2023, delivered an irrevocable undertaking to JBT pursuant to which Eyrir Invest has, among other things, agreed to support and accept an offer for Marel from JBT in respect of the Marel Shares that it owns.

8.8	Revocation of the Offer

Pursuant to Article 105 of the Icelandic Takeover Act, the Offer may be revoked by the Offeror if any of the following conditions are satisfied:

(1)	another public offer pursuant to the Icelandic Takeover Act is made which is equivalent to or more favorable than the Offer;

(2)	a Closing Condition is not fulfilled or, to the extent applicable, waived in accordance with the terms of the Transaction Agreement;

(3)	Marel increases its share capital; or

(4)	other special circumstances warrant revocation of the Offer.

Revocation of the Offer is subject to the approval of the Icelandic FSA and any withdrawal of the Offer will be made public in accordance with Article 114 of the Icelandic Takeover Act.

The Transaction Agreement may be terminated in accordance with the terms thereof and, upon such termination, the Offeror may withdraw the Offer Document and revoke the Offer at its sole discretion.

8.9	Withdrawal rights

At any time during the Offer Period, Accepting Marel Shareholders may withdraw their tendered Marel Shares. Following the Expiration Date, withdrawal rights will cease, and any Marel Shares tendered into the Offer will not be able to be withdrawn.

Accepting Marel Shareholders will continue to be bound by their acceptances if the Offer Period is extended and/or the Offer Price is increased, unless they withdraw their acceptance. If the Offer Period is extended, the Accepting Marel Shareholders may withdraw their tendered Marel Shares until the end of the Offer Period as extended. If the Offeror increases the Offer Price, the Accepting Marel Shareholders who have accepted the Offer at a lower price will automatically be entitled to such increased Offer Price if the Offer is completed.

To withdraw previously tendered Nasdaq Iceland Shares, Accepting Marel Shareholders must declare their withdrawal to the Icelandic Settlement Agent by withdrawing their acceptance through the Icelandic Electronic Acceptance Form available on www.arionbanki.is/marel or by delivering written notice to the offices of the Icelandic Settlement Agent at Borgartún 19, 105 Reykjavík, Iceland.

To withdraw previously tendered Euronext Amsterdam Shares, Accepting Marel Shareholders must declare their withdrawal in writing to their relevant custodian bank for a specified number of tendered Euronext Amsterdam Shares, where in the event that no number is specified, the withdrawal will be deemed to have been declared for all of the tendered Euronext Amsterdam Shares of such Accepting Marel Shareholders.

For more information on withdrawal rights, see the Offer Document.

8.10	Blocking of the tendered Marel Shares

By delivering a duly executed acceptance form or otherwise providing instructions to its financial intermediary, each Accepting Marel Shareholder gives the relevant Settlement Agent or its financial intermediary an authorisation to block the specified Marel Shares in favour of such Settlement Agent or financial intermediary. The relevant Settlement Agent or financial intermediary is at the same time authorised to transfer such Marel Shares to the Offeror against payment of the cash consideration and/or delivery of the JBT Offer Shares. In the event the Offer is cancelled, revoked or terminated, the blocking will be terminated. In the event that an Accepting Marel Shareholder validly withdraws its acceptance of the Offer as described in this Prospectus and the Offer Document, the blocking will be terminated with respect to its respective Marel Shares. It is not possible for the Accepting Marel Shareholder to dispose or grant any encumbrance, security or option over the Marel Shares when they are blocked. The Accepting Marel Shareholder is free to dispose any other securities registered in the same securities account as the blocked Marel Shares, as long as such securities are not in the capital of Marel. Accepting Marel Shareholders will, subject to applicable law, remain owners of their Marel Shares and retain their right to vote their Marel Shares and other shareholder rights, until the Settlement Date.

8.11	Settlement of the Offer

Settlement of the Offer will be made on the Settlement Date, which will be as promptly as possible but no later than three Business Days from the Expiration Date (except that the Offeror may apply for an extension as permitted under paragraph 8 of Article 103 of the Icelandic Takeover Act).

On the Settlement Date, the Offeror will promptly settle the Offer in accordance with its terms and applicable laws, and accept for exchange, and exchange, all Marel Shares validly tendered and not validly withdrawn pursuant to the Offer. The share register of Marel will be updated immediately following the Offer Closing Time.

If Marel Shareholders hold Marel Shares through their custodian, bank or stockbroker, and payment on settlement is to be made in such nominee’s or intermediary’s account, they should contact such custodian, bank or stockbroker for determining when and how payment will be credited to their personal accounts.

For more information on the Settlement of the Offer, see the Offer Document.

8.12	Plans for Marel after the Offer

Following the Offer Closing Time, the Offeror may or will, as applicable, pursue post-offer reorganizations (more specifically, the Merger or the Squeeze-Out) with respect to Marel.

The tender of Marel Shares pursuant to the Offer will reduce the number of Marel Shares that might otherwise trade publicly and will reduce the number of Marel Shareholders, which could adversely affect the liquidity and market value of the remaining Marel Shares held by the public. The extent of the public listing and market for Marel Shares and the availability of quotations reported in the open market depend upon the number of publicly held Marel Shares, the aggregate market value of the publicly held Marel Shares at such time, the interest of maintaining a market in the Marel Shares on the part of any securities firms and other factors beyond the control of JBT and Marel.

In connection with the Transaction and the Merger or Squeeze Out, JBT, through the Offeror, and Marel intend to delist the Marel Shares from Nasdaq Iceland and Euronext Amsterdam as soon as practicable after the Offer Closing Time. JBT, through the Offeror, and Marel may initiate a delisting of the Marel Shares depending on the stake of JBT, prevailing market conditions and other economic considerations. A delisting would require the approval of Marel Shares at a shareholders’ meeting in respect of the Nasdaq Iceland Shares, and following such meeting, an application would be submitted to Euronext Amsterdam and Nasdaq Iceland to delist. However, if the Offeror implements any post-offer reorganization transactions, the listing of the Marel Shares on Euronext Amsterdam and Nasdaq Iceland may be terminated as a result of Marel ceasing to exist or as determined by the relevant stock exchange. A delisting would result in the revocation of trading of Marel Shares on Euronext Amsterdam and Nasdaq Iceland and, thus could make the Marel Shares effectively illiquid. The Offeror does not intend to compensate for such adverse effect.

8.13	Information on the JBT Offer Shares

The JBT Offer Shares that will be issued in connection with the completion of the Transaction are shares of common stock of JBT with a par value of $0.01 per share. The JBT Shares are currently listed on the NYSE under the symbol “JBT.” The JBT Shares will remain listed on the NYSE upon completion of the Transaction, and JBT intends to submit the Supplemental Listing Application to the NYSE with respect to the JBT Offer Shares. JBT also intends to list the JBT Offer Shares on Nasdaq Iceland under a ticker symbol to be determined prior to the Offer Closing Time. JBT cannot assure you that the JBT Offer Shares will be approved for listing on Nasdaq Iceland.

8.14	Currency of the Offer

For purposes of the provisions of the Icelandic Takeover Act, the currency in which the Offer is conducted is the Euro. After completion of the Transaction, JBT Shares will remain listed on the NYSE, where they are and will be expressed in U.S. dollars. The JBT Offer Shares listed on Nasdaq Iceland will be traded in ISK.

8.15	Publications

Pursuant to Article 114 of the Icelandic Takeover Act, the Offer Document, the publication of which was permitted by the Icelandic FSA on 19 June 2024, will be published on 24 June 2024 by way of an announcement on Nasdaq Iceland’s and Euronext Amsterdam’s news systems and on the websites of JBT (www.jbtc.com) and Marel (www.marel.com).

A notification on the results of the Offer will be made public on Nasdaq Iceland’s and Euronext Amsterdam’s news systems, with the SEC, and on the websites of JBT (www.jbtc.com) and Marel (www.marel.com) one Business Day following the Expiration Date.

JBT will also file such notifications and announcements with the SEC at http://www.sec.gov and otherwise comply with its obligations under U.S. law with respect to informing security holders of any material change in the information published, sent or given to security holders.

The information contained on or accessible through JBT’s website, Marel’s website or the SEC’s website does not form part of this Prospectus unless that information is incorporated by reference into this Prospectus.

8.16	Settlement agent

In connection with the Offer, JBT has appointed Arion Bank, Borgartún 19, 105 Reykjavík, Iceland, to act as the Icelandic Settlement Agent, handling the settlement of the Offer with respect to the Nasdaq Iceland Shares, and has appointed ABN AMRO, Gustav Mahlerlaan 10, 1082 PP in Amsterdam, the Netherlands, to act as the Dutch Settlement Agent, handling the settlement of the Offer with respect to the Euronext Amsterdam Shares.

8.17	Reasons for the Offer and use of proceeds

The Offer forms part of the Transaction, by which the businesses of JBT and Marel will be combined. The Transaction Agreement and the Transaction are described in section 7 “The Transaction Agreement.”

The JBT Offer Shares that will be delivered to Marel Shareholders who have validly tendered their Marel Shares in the Offer will be issued against contribution in kind comprising such tendered Marel Shares, and the Offeror will not receive any proceeds from the Offer.

8.18	Costs related to tendering Marel Shares

Accepting Marel Shareholders may have to pay brokerage fees in connection with the acceptance of the Offer. The institutions admitted to Euronext Amsterdam may also charge a fee to their clients (i.e., Accepting Marel Shareholders) in connection with participating in the Offer. None of JBT, the Offeror or Marel will cover any costs that a Marel Shareholder may incur in connection with acceptance of the Offer. JBT may, however, pay a customary commission to the custodian banks.

8.19	Drop Dead Date

Either JBT or Marel may terminate the Transaction Agreement if the Offer Closing Time has not occurred by the Initial Drop Dead Date or (ii) if the Initial Drop Dead Date is extended pursuant to the Transaction Agreement, the Extended Drop Dead Date. In the event of such termination, the Offer will not be completed and Marel Shareholders who have tendered their Marel Shares will be released from their acceptance of the Offer.

9.  EXPECTED TIMETABLE OF THE TAKEOVER OFFER AND THE TRANSACTION

Date	Event
19 January 2024	Announcement of intention to launch the Offer
4 April 2024	JBT, the Offeror and Marel entered into the Transaction Agreement
24 June 2024	Launch of the Offer
2 September 2024	Expiry of Offer Period (unless extended)
5 September 2024	Expected announcement of the results of the Offer
5 September 2024	Expected settlement of the Offer

The timetable above is subject to change, including in the event that the Offer Period is extended in accordance with the terms and conditions of the Offer. Any such changes will be announced as company announcements and/or as a supplement to the Offer Document. A notification on the results of the Offer will be made public on Nasdaq Iceland’s and Euronext Amsterdam’s news systems, with the SEC, and on the websites of JBT (www.jbtc.com) and Marel (www.marel.com) one Business Day following the Expiration Date. The information included on or accessible through JBT’s website or Marel’s website does not form part of this Prospectus unless that information is incorporated by reference into this Prospectus.

10.  DIVIDENDS AND DIVIDEND POLICY

10.1	Dividends and dividend policy of JBT

10.1.1	A description of JBT’s policy on dividend distributions and any restrictions thereon.

JBT does not have in place a formal policy on dividend distributions. The JBT Board may from time to time declare, and JBT may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the JBT Charter.

10.1.2

The amount of the dividend per share for each financial year for the period covered by the historical financial information adjusted, where the number of shares in JBT has changed, to make it comparable.

For the financial year ended 31 December 2023, the JBT Board issued dividends of $12.8 million or approximately $0.40 per share. For the financial year ended 31 December 2022, the JBT Board issued dividends in the amount of $13.1 million or approximately $0.40 per share. For the financial year ended 31 December 2021, the JBT Board issued dividends in the amount of $12.8 million or approximately $0.40 per share.

10.2	Dividends and dividend policy of Marel

10.2.1	A description of Marel’s policy on dividend distributions and any restrictions thereon.

Based on financial performance, Marel aims to use excess cash to stimulate growth and value creation as well as to pay an annual dividend or buy-back shares, in line with Marel’s targeted capital allocation. Dividend or share buy-back are targeted at 20-40% of net profits.

10.2.2

The amount of the dividend per share for each financial year for the period covered by the historical financial information adjusted, where the number of shares in Marel has changed, to make it comparable.

Marel paid dividends of EUR 0.82 cent per share for the financial year 2023, EUR 1.56 per share for the financial year 2022 and EUR 5.12 per share for the financial year 2021.

10.3	Dividends and dividend policy of the combined company

The dividend policy for the combined company will be determined following completion of the Transaction. Although JBT currently expects to pay dividends, any dividend paid or changes to its dividend policy are within the discretion of the board of the combined company and will depend upon many factors, including the financial condition and results of operations of the combined company, legal requirements, including limitations imposed by Delaware law, restrictions in any debt agreements that limit its ability to pay dividends to stockholders and other factors the board of the combined company deems relevant.

11.  BUSINESS OF JBT

11.1	Overview

11.1.1	General Overview

JBT is a leading global technology solutions and service provider to high-value segments of the food and beverage industry. JBT designs, produces, and services sophisticated products and systems for multi-national and regional customers. JBT’s mission is to make better use of the world’s precious resources by providing solutions that substantially enhance its customers’ success, and in doing so design, produce and service sophisticated and critical products and systems for food and beverage companies that improve yields and boost efficiency.

JBT was originally incorporated as Frigoscandia, Inc. in Delaware in May 1994.

11.1.2	Organisational Overview

The diagram below sets out the organisational structure of the JBT Group as of 31 December 2023:

Subsidiaries

The following list presents JBT’s material subsidiaries, wholly-owned by JBT, as of 31 December 2023:

Legal Entity Name	Jurisdiction of Organization
John Bean Technologies Corporation	Delaware [USA]
John Bean Technologies LLC	Delaware [USA]
JBT Equipment Finance LLC	Delaware [USA]
JBT Holdings LLC	Delaware [USA]
Tipper Tie, Inc.	Delaware [USA]
Avure U.S., Inc.	Delaware [USA]
Avure Technologies Incorporated	Delaware [USA]
Bevcorp, LLC	Delaware [USA]
JBT Contract Services LLC	Delaware [USA]
CMS Technology, Inc.	Delaware [USA]
Prime Equipment Group, LLC	Ohio [USA]
Proseal America, Inc.	Virginia [USA]
A & B Process Systems Corp.	Wisconsin [USA]
AutoCoding Systems Pty Limited	Australia
AutoCoding Systems Limited	United Kingdom
International Packaging Solutions Limited	United Kingdom
JBT Alco-food-machines GmbH	Germany
JBT FTNON B.V.	Netherlands
JBT Food and Dairy Systems B.V.	Netherlands
JBT Food and Dairy Systems Mexico, S.A. de C.V.	Mexico
JBT Food and Dairy Systems SARL	France
JBT International (Thailand) Ltd.	Thailand
JBT Kunshan Holdings Ltd.	Hong Kong
JBT Malaysia Sdn. Bhd.	Malaysia
JBT Ningbo Holdings Ltd.	Hong Kong
JBT Shanghai Holdings Ltd.	Hong Kong
John Bean Technologies Chile Limitada	Chile
John Bean Technologies (Ningbo) Company Ltd.	China
John Bean Technologies (Proprietary) Ltd.	South Africa
John Bean Technologies (Shanghai) Company Ltd.	China
John Bean Technologies (Thailand) Ltd.	Thailand
John Bean Technologies AB	Sweden
John Bean Technologies Argentina S.R.L.	Argentina
John Bean Technologies Australia Ltd.	Australia
John Bean Technologies B.V.	Netherlands
John Bean Technologies Canada Limited	Canada
John Bean Technologies de Mexico S. de R.L. de C.V.	Mexico
John Bean Technologies Europe B.V.	Netherlands
John Bean Technologies Foodtech Spain S.L.	Spain
John Bean Technologies GmbH	Germany
John Bean Technologies Hong Kong Ltd.	Hong Kong
John Bean Technologies India Pvt. Ltd.	India
John Bean Technologies K.K.	Japan
John Bean Technologies Ltd.	United Kingdom
John Bean Technologies Máquinas e Equipamentos Industriais Ltda.	Brazil
John Bean Technologies Middle East FZE	UAE
John Bean Technologies N.V.	Belgium

Legal Entity Name	Jurisdiction of Organization
John Bean Technologies NZ Limited	New Zealand
John Bean Technologies OOO	Russia
John Bean Technologies Philippines Corp.	Philippines
John Bean Technologies S.A.S.	France
John Bean Technologies S.p. Z.o.o.	Poland
John Bean Technologies S.P.A.	Italy
John Bean Technologies S.R.O.	Czech Republic
John Bean Technologies Singapore Pte. Ltd.	Singapore
John Bean Technologies Singapore Holdings Pte. Ltd.	Singapore
Newco 1001 Limited	United Kingdom
PLF International Limited	United Kingdom
Proseal Australia PTY Ltd	Australia
Proseal UK Limited	United Kingdom
PT John Bean Technologies Indonesia	Indonesia
Schröder Maschinenbau GmbH	Germany
Tipper Tie Technopack GmbH	Germany
Urtasun Tecnologia Alimentaria S.L.	Spain

11.2	Principal Activities

11.2.1	Product Categories and Business Segments

JBT provides comprehensive solutions throughout the food production value chain extending from primary processing through packaging systems for a large variety of food and beverage groups, including poultry, beef, pork, seafood, ready-to-eat meals, fruits, vegetables, plant-based meat alternatives, dairy, bakery, pet foods, soups, sauces, and juices. JBT’s solutions also support nutraceutical and powder applications. JBT also provides stand-alone and fully integrated automated guided vehicle systems for repetitive material handling requirements for use in manufacturing, warehouse, and other facilities.

The product offering of JBT’s businesses includes:

•

Food and Beverage Solutions — JBT’s equipment offerings include primary, secondary and further value-added processing, including chilling, mixing/grinding, injecting, blending, marinating, tumbling, flattening, forming, portioning, coating, cooking, frying, freezing, extracting, pasteurizing, sterilizing, concentrating, high pressure processing, weighing, inspecting, filling, closing, sealing, end of line material handling, and packaging solutions, which support a large and growing portfolio of food, beverage, and health end markets.

•

Automated Guided Vehicle Systems — JBT’s Automated Guided Vehicle Systems offerings include stand-alone, fully integrated, and dual-mode robotic systems for material movement requirements with a wide variety of applications including automotive manufacturing, warehousing, and medical facilities.

On 1 August 2023, JBT completed the sale of the AeroTech business segment (“AeroTech”). This sale was completed pursuant to the Stock and Asset Purchase Agreement, dated 26 May 2023, to sell AeroTech to Oshkosh Corporation. This divestiture supported JBT’s strategy to become a pure-play food and beverage solutions provider.

Before the sale of the AeroTech business segment, e.g. in 2021 and 2022, the product offerings of JBT’s AeroTech businesses included:

•	Mobile Equipment — JBT’s mobile air transportation equipment included commercial and defense cargo loading, aircraft deicing, aircraft towing, and aircraft ground power and cooling systems.

•	Fixed Equipment — JBT provided gate equipment for passenger boarding.

•	Airport Services — JBT also maintained and enhanced airport equipment, systems, and facilities.

JBT’s historically strong position in the markets it serves has provided it with a large installed base of systems and equipment that is a source of recurring revenue from its aftermarket parts and service offerings and re-build services for customer-owned equipment. As part of JBT’s aftermarket program, JBT also provides a digital solution called OmniBlu™, a subscription-based offering including integrated best-in-class service, parts availability, and machine optimization capabilities - all supported by a powerful digital infrastructure leveraging AI, machine learning, and predictive analytics. JBT also provides continuous, proactive service to its customers including the fulfillment of preventative maintenance agreements, such as PRoCARE® and consulting services. JBT offers full service operating leases on certain high-capacity industrial extractors, which include routine parts and maintenance support. Recurring revenue accounted for 51% of total revenue in 2023.

JBT believes its success is derived from continued innovation, applying differentiated and proprietary technologies to meet customers’ food and beverage processing needs. JBT continually strives to improve existing products and develop new solutions by working closely with its customers to meet their evolving needs. The installed base also provides JBT with strong, long-term customer relationships from which it derives information for new product development to meet the evolving needs of its food processing customers.

Solutions

JBT offers a broad portfolio of systems, equipment and services to its customers which are often sold as part of a fully integrated processing line solution. JBT’s systems are typically customized to meet a large variety of customer application needs within food and beverage groups, including poultry, beef, pork, seafood, ready-to-eat meals, fruits, vegetables, plant-based meat alternatives, dairy, bakery, pet foods, soups, sauces, and juices. Thus, actual production capacity ranges vary and are dependent on the food and product packaging type being processed. JBT’s fully integrated processing lines often span from the initial point of entry of raw products through further processing and end of line packaging.

The initial step in the food processing cycle is primary processing, where the readily edible food is extracted from the inedible raw commodity or preserved in its raw form to increase shelf life. JBT’s primary processing offerings increase food yield, lower energy and water usage, reduce food waste, and enhance food safety. In the primary processing space, JBT offers solutions for meat and poultry applications, and fruit and vegetable processing equipment. Products in the primary processing space include:

•	poultry overhead and conveyance systems;

•	offal and feather processing;

•	meat and poultry processing applications, including scalding, picking, evisceration, maceration, water re-use, paw processing, cut-up and deboning, wing segmentation, and skinning equipment;

•	pathogen protection for poultry and meat applications;

•	freezing, chilling, refrigeration, and proofing systems;

•

industrial citrus, tropical and temperate fruit and vegetable processing equipment, including cleaning, grading, storing, feeding, finishers, pulp systems, evaporators, ingredient recovery systems, slicing, washing, drying, transporting, and mixing;

•	specially formulated fruit and vegetable cleaners, post-harvest sanitizers, fungicides, and coatings;

•	skid-mounted products, including solutions for aseptic sterilization, bulk filling, and labelling, as well as ingredient and by-product recovery and clean-up systems;

•	high-capacity industrial juice extractors; and

•	point of use produce juicers for retail markets.

The next step in the food processing cycle is secondary processing where the ingredients prepared through primary processing are transformed into consumable food or are further preserved for consumption. JBT’s secondary processing offerings add further value by transforming food into a more marketable and edible product while reducing labor through automation, increasing yields, improving product quality, reducing energy and water usage, lowering food waste, and enhancing food safety. In the secondary processing space, JBT supplies a broad portfolio of processing solutions for customers producing protein products, such as meat, poultry, and seafood, and liquid food and beverage products, including products used standalone or as ingredients in dairy products, bakery products, and fruit-based beverages. Products in the secondary processing space include:

•

meat and poultry processing functions, including tenderization, portioners and waterjet portioners, slicers and cordon-bleu slicers, attribute scanners/sorters, injectors, scales and weighing systems, brine preparation, injection, marination, mixers, grinders, flatteners, formers, and tenderizers;

•	x-ray detection systems created for the unique needs of poultry and fish;

•

aseptic systems, including sterilizers, fillers, blow molders and controls that can be used for bulk or retail production of diverse products such as not-from concentrate orange juice, milk, alt-dairy, purees, soups, sauces, and concentrates;

•	flavor vats, batching systems, melting systems, and storage tanks;

•	fully integrated industrial preservation systems that enable production of extended shelf life and shelf-stable foods in a wide variety of flexible, rigid, and semi-rigid packages;

•	rotary and linear filling and closing technologies for metal cans, glass jars, glass and plastic bottles, and pouches; and

•

integrated solutions for the processing of extended shelf life and shelf-stable food and liquid products including a line of continuous hydrostatic sterilizers, continuous rotary sterilizers, batch retorts, heat exchangers, and thermal process controls.

The final step in the food processing cycle is further processing where the food product is further refined through a variety of different value added techniques for broader or more convenient consumption. JBT’s further processing offerings enhance the quality of the final food product while reducing labor through automation, improving product quality, reducing energy and water usage, lowering food waste, and enhancing food safety. In the further processing space, JBT supplies a comprehensive portfolio of high-volume industrial cooking and freezing solutions, in addition to capabilities in filling, carbonated beverages, high pressure processing, fresh-cut produce, infant food, pet food, and pharma/nutraceuticals. Products in the further processing space include:

•	cookers, fryers, spiral and linear ovens and cooking systems, coating and seasoning applicators, pasteurizers, and proofers;

•

design, assembly, testing, and installation of self-stacking spiral ovens, freezers, chillers, individual quick freezing (IQF) systems, linear/impingement freezing systems, and flat product and contact freezers;

•	equipment to clean, mix, grade, sort, and blanch produce, fresh-cut salads, fruits, and vegetables;

•	powder and linear fillers, and vacuum fillers, a leading filler for high-value powdered food;

•	solutions for blending, filling, container handling and seaming on high-capacity beverage lines packaged in cans or bottles;

•	high-pressure processing equipment, supporting clean-label products and non-thermal preservation solutions for a broad array of market segments;

•	full line solutions for wet pet food producers; and

•	modularized tanks, skids, and bioreactors as well as installation of sanitary/high purity piping that plays a vital role in producing vaccines and medicines.

In the packaging space, JBT supplies packaging systems, tray seal packaging equipment, and case packers providing automatic in-line solutions for the food segment. JBT’s tray sealing solutions help extend the shelf life of packaged food and can reduce plastic consumption versus traditional packaging methods, offering solutions in a wide range of industries including, food, pharmaceutical, and retail markets.

JBT is a recognized U.S. Department of Agriculture and Food and Drug Administration Food Process Authority and offer consulting services to help design food production processes in accordance with the U.S. Department of Agriculture’s and Food and Drug Administration’s stringent requirements. JBT’s solutions also include specialized material handling systems to automate the handling and tracking of processed and unprocessed containers as well as software and controls provided by AutoCoding Systems that help JBT’s customers optimize and track their processes to allow real time modifications in the case of process deviations.

Across JBT’s equipment and technologies, JBT creates shared value for its food and beverage customers by offering high-quality, technologically advanced, and reliable solutions that deliver quality performance while also striving to support customer sustainability objectives. As a result, many of JBT’s solutions seek to minimize food and packaging waste, extend food product life, optimize and reduce water and energy usage, increase yield and maximize efficiency.

JBT is a leading global supplier of robotic automated guided vehicle systems for material movement in the automotive, food and beverage, building materials, warehousing and healthcare industries. JBT provides engineering services and simulations to evaluate material handling requirements, standard and custom automated guided vehicle hardware and software, and stand-alone (JayBoT®) and fully integrated system hardware and software for a scalable solution that can be applied individually or across the entire customer enterprise.

Aftermarket Offerings, Consumables, Parts, and Services

JBT provides aftermarket products, parts, and services for all of its integrated food processing systems and equipment. JBT provides retrofits and refurbishments to accommodate changing operational requirements, and it supplies its own brand of food grade lubricants and cleaners designed specifically for JBT equipment. JBT supplies packaging material components for its clip packaging customers in the form of metal clips and hanging loops. JBT also provides continuous, proactive service to its customers including through the fulfillment of preventative maintenance agreements and consulting services such as water treatment, corrosion monitoring control, food safety and process auditing, and the expertise of on-site technical personnel. In addition to helping its customers reduce their operating costs and improve efficiencies, JBT’s customer service focus also helps it maintain strong commercial relationships and provides JBT with ongoing access to information about its customers’ requirements and strategies to foster continuing product development. JBT’s aftermarket products, parts, and services, coupled with its large installed base of food processing systems and equipment, provide it with a strong base for growing recurring revenue. Sales of aftermarket products, parts and services are consolidated within the total revenue of the related business. As part of JBT’s aftermarket program, it also provides a digital solution called OmniBlu™, a subscription-based offering including best-in-class service, parts availability, and machine optimization capabilities - all supported by a powerful digital infrastructure leveraging AI, machine learning, and predictive analytics. JBT also provides continuous, proactive service to its customers including the fulfillment of preventative maintenance agreements, such as PRoCARE® and consulting services.

11.2.4	Sales and Marketing

JBT sells and markets its products and services predominantly through a direct sales force, supplemented with independent distributors, sales representatives, and technical service teams. JBT’s experienced global sales force is comprised of individuals with strong technical expertise in its products and services and the industries in which they are sold.

JBT supports its sales force with marketing and training programs that are designed to increase awareness of JBT’s product offerings and highlight JBT’s differentiation while providing a set of sales tools to aid in the sales of its technology solutions. JBT actively employs a broad range of marketing programs to inform and educate customers, the media, industry analysts, and academia through targeted newsletters, JBT’s website, blogs, social media platforms, seminars, trade shows, user groups, and conferences. JBT regularly introduces new internal digital resources designed to accelerate the quote-to-order process, identify cross-selling opportunities between its separate businesses. In addition, JBT utilizes marketing automation processes and technology to drive lead generation.

11.2.5	Innovation

As previously mentioned, JBT provides a digital solution called OmniBlu™, a subscription-based offering including best-in-class service, parts availability, and machine optimization capabilities, all supported by a powerful digital infrastructure leveraging AI, machine learning and predictive analytics.

In addition to OmniBlu™, JBT has introduced the following key products and services since 1 January 2021:

•

DSI™ 812: The DSI™ 812 Compact Portioning System is the perfect solution for processors who need the high accuracy, energy efficiency, and high throughput of DSI waterjet portioning but lack the floor space for larger models. At under 2.5 meters long, and featuring the onboard JBT exclusive electric servo pump, the 812 can fit within the smallest footprint.

•

DSI Robotic Harvesting System: This system is a labor saving component designed for use with the revolutionary DSI 800S series of waterjet portioners. It reliably transports DSI portioned products to secondary processes with less labor.

•

NEOCAT chiller: This innovative immersion chilling system designed for whole bird poultry applications requires 30% less floor space than previous models for a given production volume. It can also handle a much higher pounds per linear foot ratio increasing processing throughput.

•

Prime CSKB-1 Belt skinner: This high tech, automated skinner is an ultra-hygienic, simplified solution that combines economy of design with innovations to remove those bacteria traps that have required frequent cleaning in all skinners until now. Most, if not all skinners, are based around modular belts, which have to be dismantled and sanitized at the close of each day to ensure bacterial build-up does not take place. In contrast, the Prime CSKB-1 Skinner eliminates this problem by replacing the modular design with a seamless, sanitary belt, which can be cleaned by a simple hose down.

•

JBT Prevenio’s Automated Recycle and Cleaning System (ARC): ARC is a water recycling solution for protein processing facilities. The ARC system also decreases chemical consumption by over 10%. This not only saves water and chemicals, but it also prevents the disposal of potentially harmful substances down the drain.

•

Chiller automation (M-BOS): This product integrates anti-microbial delivery and auto clean-in-place technology with whole bird chiller and water re use system to increase yield, output, improve food safety, lower energy consumption and eliminate human error

•

Frigoscandia GYRoCOMPACT® 70 Spiral Freezer: This product has evolved from one of JBT’s best selling products, the GYRoCOMPACT® M7 Spiral Freezer. It retains all the best Frigoscandia® technology, including the Frigoscandia Nova self-stacking belt. It has enhanced hygienic design features and a sustainable design leading to reduced cost of ownership.

•

Stein TwinDrum PRoYIELD™ Spiral Oven: This product offers efficient two-zone spiral cooking for a variety of high capacity protein applications, providing uniform temperature and excellent roasting capabilities. It features two-zone spiral cooking with individual control in each zone of airspeed, temperature and humidity and PRoYIELD™, a patented double-impact airflow technology perfecting uniform cooking with consistent temperature distribution across the conveyer belt.

•	JBT PRoFLEX drumless breader: This completely changes the way homestyle texture is applied. There is no need for a drum or time required to interchange parts. PRoFLEX can change from a linear breader to a homestyle texture breader in less than 1 minute. On top of a standard breading machine, a cleaning system to expedite the sanitation process.

•

ULTRaCAT 2.0 injector: This improves versatility by allowing processors to change products and stroke height at the touch of a button - a process that formerly took weekend work and an upgrade kit. The updated design requires less brine cooling, decreasing utility consumption. Cleaning time and water consumption is reduced as well.

•

TN 2004: Developed for the bone-in ham industry, the TN2004 features a complete redesign of Tipper Tie’s automated netting system, helping customers achieve significant savings on productive time, utility costs and maintenance. More than simply an update of the previous model, the TN2004 allows the netter to function with more automation thanks to the innovative auto change chute magazine which reduces operator.

•

SVU6800: This machine is designed for versatility and dependability and is the ideal clipper machine for difficult to run whole muscle and large products, heavy hung smoked or dried sausages and salami. All known casings and nettings are accommodated including difficult to run spiced casings. The SVU6800 is also compatible with every pumping system on the market.

•

Proseal CP4 Case Packer: The CP4 packs a diverse range of tray formats and seal processes ranging from fresh produce, protein, snacks, and ready meals. This machine can handle up to 240 packs per minute (product dependent) and is equipped to deal with case sizes and configurations of all varieties, making it a versatile solution for high-volume production lines.

•

Proseal XTR: Successor to the GTR tray sealing machine, the XTRs machine is a semi-automatic, two-station rotary-table, capable of sealing 30 packs per minute with a two-impression tool without the need for compressed air. The plug-and-play solution features a Human Machine Interface (HMI) that offers multi-language settings as well as diagnostics and alerts that are automatically recorded to an audit trail.

•

PLF Vitrus In-line Vacuum filler: This product is designed to specifically handle a wide range of milk based nutritional powders including infant formula and specialized medical nutrition at speeds up to 180cpm. The Virtus incorporates a new patent pending nozzle design that delivers up to 3-times higher throughput per head than previous machines, which greatly reduces changeover and cleaning times, maximizes yield, and reduces operational costs.

•

JBT 2.1m Pressure Rotary: This product provides the features and benefits of the standard sterilizer, however, this larger diameter offers an increase in production throughput from 25% to 50% compared to the 58” (1.5m) pressure rotary with approximately the same floor space. The sterilizer can gently handle a broad range of cans, allowing for high-temperature/short-time (HTST) cooking, and rapid, efficient cooling by agitating the container in an automatic, continuous process. This ultimately allows for fewer resources and utility consumption per can while increasing the throughput.

•

SuperCRss™ Retort System: A state of the art take on the tried and trusted saturated steam sterilization technology, combined with robust and labor saving automation options. has the ability to process steel and aluminum cans of all sizes, shapes and volumes from large foodservice products to retail size containers. These products can range from beans, tuna, tomatoes, pet food and a variety of other products that benefit from a static thermal process.

•

SeamTec™ 2 Evolute for powder products: This development offers significant improvements in hygienic design and cleanability, ergonomics, and machine simplicity while retaining the high-performing core features for powder, such as spill reduction, packaging size flexibility, and explosion-proof technology. The seamer can be used in an expanded number of configurations by infant formula producers.

•

ReadyGo Bioreactor: This new technology for cultivated meat processors is designed to address issues such as scalability, lead time and capital expense without adding unnecessary costs to production. It can handle 20 litres to 20,000 litres of cell-cultured materials and has easy integration with JBT media preparation, harvest/hold and CIP/SIP systems, as well as protein preparation and packaging lines, allowing the quick implementation to configure the unit and minimising the time-to-market.

11.3	Principal Markets

11.3.1	Geographic Markets

JBT has operations strategically positioned around the world to serve its existing equipment installed base located in more than 100 countries. JBT’s principal production facilities are located in the United States (Arkansas, California, Florida, New York, North Carolina, Ohio, Pennsylvania, Virginia and Wisconsin), Brazil, Belgium, Germany, Italy, Spain, Sweden, the Netherlands, the United Kingdom, and South Africa. In addition to sales and services offices based in more than 25 countries, JBT also supports its customers in their development of new food products and processes as well as the refinement and testing of their current applications through 10 technical centers located in the United States (California, Florida, and Ohio), Mexico, Brazil, Belgium, Italy, Spain, Sweden, and the Netherlands. JBT’s global presence allows it to provide direct customized support to customers virtually anywhere they process food. In the following table, revenue is disaggregated by type of good or service, primary geographical market, and timing of recognition. The table also includes a reconciliation of the disaggregated revenue to total revenue.

	31 December
Type of Good or Service (in USD millions)	2023	2022	2021
Recurring(1)	845.6	751.1	662.0
Non-recurring(1)	818.8	839.2	738.8
Total	1,664.4	1,590.3	1,400.8

Geographical Region(2)
North America	1,014.4	958.1	777.0
Europe, Middle East and Africa	421.4	395.0	364.0
Asia Pacific	143.3	140.6	174.2
Latin America	85.3	96.6	85.6
Total	1,664.4	1,590.3	1,400.8

Timing of Recognition
Point in Time	848.0	796.3	661.2
Over Time	816.4	794.0	739.6
Total	1,664.4	1,590.3	1,400.8

(1)

Recurring revenue includes revenue from aftermarket parts and services, re-build services on customer owned equipment, operating leases of equipment, and subscription-based software applications. Non-recurring revenue includes new equipment and installation and the sale of software licenses.

(2)	Geographical region represents the region in which the end customer resides.

11.3.2	Suppliers

JBT purchases carbon steel, stainless steel, aluminum, and/or steel castings and forgings both domestically and internationally. JBT does not use single source suppliers for the majority of its raw material purchases and believes the available supplies of raw materials are adequate to meet its needs. JBT has taken steps to minimize impacts on the business caused by disruptions to the global economy, including supply chain disruptions, which began in 2020 and continued through 2023. By working closely with JBT’s supply base, primarily through supply chain and strategic sourcing initiatives that include supply base consolidation, make versus buy decisions, value engineering and component standardization, and best cost country sourcing, JBT has improved lead times and stabilized raw material costs. JBT expects that these supply chain initiatives will continue to help it successfully mitigate the impact of these events.

11.3.3	Customers

No single customer accounted for more than 10% of JBT’s total revenue in any of the last three fiscal years.

11.3.4	Competition

JBT conducts business worldwide and competes with large multinational companies as well as a variety of local and regional companies, which typically are focused on a specific application, technology or geographical area.

JBT’s major competitors include, but are not limited to, Advanced Equipment Inc.; Alit SRL; Allpax Products, Inc.; Atlas Pacific Engineering Company, Inc.; Barry-Wehmiller Companies, Inc.; Brown International Corp.; CFT S.p.A.; Egemin Automation Inc.; Elettric 80 S.p.a. Italia; Ferrum; Food Processing Equipment Company; FPS Process Foods Solutions; GEA Group AG; Krones; Marel hf.; METALQUIMIA, S.A.; Mettler-Toledo International, Inc.; Morris & Associates, Inc.; MYCOM; Middleby Corporation; Nantong Freezing Equipment Company, Ltd.; Poly-clip system GmbH & Co. KG; Provisur Technologies, Inc.; Shibuya Corporation; Starfrost; Statco Engineering; Steriflow SAS.; Tetra Laval; Tecnopool S.p.A; Heinen Freezing GmbH & Co. KG; Square Technology Group Co., Ltd; DSI Dantech A/S; Duravant LLC; Bettcher Industries, Inc; and ProMach Inc.

JBT competes by leveraging its industry expertise to provide differentiated and proprietary technology, integrated systems, high product quality and reliability, and comprehensive aftermarket services for installed base of its equipment. Furthermore, this installed base also provides JBT with strong, long-term customer relationships from which JBT derives information for new product development to meet the evolving needs of its customers. JBT strives to provide its customers with equipment that delivers a lower total cost of ownership, distinguishing itself by providing reliable uptime, labor reduction through automation, increased yields, and improved product quality, while helping customers achieve ambitious environmental goals of lowering energy and water usage, reducing food waste, and enhancing food safety. JBT’s ability to provide comprehensive sales and service in all major regions of the world, by maintaining local personnel in region, differentiates JBT from regional competition.

11.4	Strategy and Objectives

11.4.1	Strategy

JBT is a leading global technology solutions provider to high-value segments of the food and beverage industry. JBT designs, produces and services sophisticated products and systems for multi-national and regional customers.

In early 2022, JBT announced its Elevate 2.0 strategy that capitalizes on favorable trends, as well as JBT’s leadership position, in the food and beverage processing industry. This strategy is based on a four-pronged approach to deliver continued growth and margin expansion.

•

Organic Growth – JBT’s broad application knowledge, engineering expertise, and global sales and service allow it to work alongside its customers to develop critical products and solutions across a diverse set of food & beverage end markets. JBT is benefiting from strong commercial and market trends, which create meaningful opportunities for continued new product innovation and R&D in support of its customers’ needs. Additionally, JBT’s cross-selling abilities, investment opportunities in developing geographies, and aftermarket capabilities provide meaningful growth opportunities for JBT globally.

•

Digital Transformation – JBT’s continue to invest in its digital solution, OmniBlu™, a customer-centric platform that delivers improved access to inventory and service, advanced functionality, and measurable results for customers, while also expanding JBT’s recurring revenue from aftermarket parts and services.

•	Margin Enhancement – JBT sees opportunities to improve its operating margins by 200 basis points or more in the medium-term, primarily through supply chain and strategic sourcing initiatives. Key areas of focus include supply base consolidation, make versus buy decisions, value engineering and component standardization, and best cost country sourcing.

•

Acquisitions – JBT is also continuing its strategic acquisition program focused on companies that add complementary products and technology solutions, which enables JBT to offer more comprehensive solutions to customers and meet JBT’s economic criteria for returns and synergies.

JBT operates under the JBT Business System, which provides a level of process rigor across JBT and is designed to standardize and streamline reporting and problem resolution processes for increased visibility, efficiency, effectiveness and productivity in all business units.

JBT’s approach to ESG matters builds on its culture and long tradition of concern for its employees’ health, safety, and well-being; partnering with JBT’s customers to find ways to make better use of the earth’s precious resources; and giving back to the communities where JBT lives and works. JBT’s equipment and technologies continue to deliver quality performance while striving to minimize food waste, extend food product life, support customer sustainability objectives, and maximize efficiency in order to create shared value for JBT’s food and beverage customers. While the majority of JBT’s impact lies within the solutions offered to its customers, JBT’s commitment to environmental responsibility extends to its own operations. JBT strives for its own facilities to operate efficiently and safely, much like the solutions JBT provides to its customers. JBT recognizes its responsibility to make a positive impact on its shareholders, the environment and its communities in a manner that is consistent with JBT’s fiduciary duties. JBT has engaged in structured education for enhancing inclusive leadership skills in its organization designed to ensure more diversity in its leadership and hiring practices.

Financial Strategy

As part of the Elevate 2.0 strategy, JBT chose to pursue a pure-play food and beverage technology strategy and sold its former AeroTech business unit to OshKosh Corporation in August of 2023 for approximately $800 million.

JBT participates in a durable and constantly changing food and beverage processing market, and as a result, is expected to grow above global GDP growth rates. In terms of organic growth, JBT’s revenue growth target for the food and beverage processing business was 7 to 9% (CAGR from 2021 to 2025E).

JBT expects to benefit from secular trends across various end markets, including higher protein consumption (in particular poultry consumption), the desire to spend less time preparing as a result of busy lifestyles, the manufacturing needed for increased automation as labor becomes a scare resource, continued need for food safety, global push to advance sustainability and reduce food waste, and constantly changing consuming preferences and dietary shifts. Beyond these positive secular trends, JBT sees opportunity to grow its revenue through increased cross-selling, innovative new product development, continued penetration into attractive geographies, and advancing its aftermarket wallet share capture for aftermarket parts, consumables, service, and leases. Moreover, JBT introduced its OmniBlu™ digital software solution in 2022, which focuses on improving customer throughput through more efficient operations, smart insights, and production alerts; maintenance manager for proactive service to improve uptime; and frictionless parts and service through an e-commerce portal. The product is continuing to gain acceptance in the market and is currently rolled out on 6 products lines. The differentiated product capabilities not only improve our customers’ capabilities, but also makes it easier to do business with JBT. As a result of the OmniBlu™ product, JBT sees opportunities to increase its aftermarket wallet share capture.

Through the first quarter of 2024, JBT’s revenue growth has been negatively impacted by foreign exchange that was not contemplated in the original forecast, as well as by lower demand from the North American poultry market. However, JBT’s quoting activity for North American poultry solutions is increasing as of recently and is expected to translate to improved order activity beginning in the second quarter of 2024.

JBT expects margin improvement for the core business in the medium-term primarily through continuous improvement efforts and supply chain initiatives. JBT’s continuous improvement mindset is guided by its Business Operating System, which focuses on strategy deployment, Kaizen and Lean tools, and root problem solving and daily management. Additionally, JBT is early in its supply chain journey and has opportunities to reduce costs through supply base consolidation, value add/value engineering processes, make vs. buy decisions, and best cost country sourcing. With the improvement in component shortages and the sale of AeroTech, JBT’s supply chain resources can focus on the pure-play business and strategic sourcing strategy.

The food and beverage processing industry remains highly fragmented, and JBT sees opportunities to expand its products and solutions through mergers and acquisitions (M&A). JBT’s M&A strategy is to add strong core technology to the existing JBT portfolio and brands while maintaining financial flexibility. JBT sees opportunities to further enhance its current capabilities with additions in area such as primary processing, further processing, end of line packaging, consumables, services, and software. Since 2014, JBT has acquired 20 businesses in the food and beverage processing space and deployed ~$1.3 billion in capital.

Maintaining a strong balance sheet is a priority for JBT. The business has low capital intensity, leading to an annual free cash flow conversion target of greater than 100 percent of net income. JBT’s target leverage ratio is 2.0 – 3.0x. JBT will temporarily stretch beyond 3.0x for certain M&A deals but prioritizes deleveraging with its strong free cash flow profile and resilient recurring revenue mix.

11.5	Intellectual Property

JBT owns a number of United States and foreign patents, trademarks, and licenses that are cumulatively important to JBT’s business. JBT owns approximately 659 United States and foreign issued patents and have approximately 307 patent applications pending in the United States and abroad. Further, JBT licenses certain intellectual property rights to or from third parties. JBT also owns numerous United States and foreign trademarks and trade names and has approximately 703 registrations and pending applications in the United States and abroad. Developing and maintaining a strong intellectual property portfolio is an important component of JBT’s strategy to extend its technology leadership. However, JBT does not believe that the loss of any one or group of related patents, trademarks, or licenses would have a material adverse effect on its overall business.

11.6	Legal and Arbitration Proceedings

JBT is involved in legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, JBT does not believe that the resolution of the proceedings that it is involved in, either individually or taken as a whole, will have a material adverse effect on JBT’s business, results of operations, cash flows or financial condition.

In the normal course of JBT’s business, it is at times subject to pending and threatened legal actions, some for which the relief or damages sought may be substantial. Although JBT is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, JBT’s management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial position of JBT. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known.

Liabilities are established for pending legal claims only when losses associated with the claims are judged to be probable, and the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not considered probable that a liability has been incurred or not possible to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no liability would be recognized until that time.

There were no governmental, legal or arbitration proceedings identified or material developments in existing material legal proceedings during the twelve months prior to the date of this Prospectus, which may have, or have had in the recent past, a material adverse effect on JBT’s business, results of operations, cash flows or financial condition.

11.7	Investments

11.7.1	Material Investments

JBT’s key strategic acquisitions include:

•

AutoCoding Systems Ltd. (“ACS”) (2021): JBT acquired 100% of the voting equity of ACS, a provider of a central command solution for the integration of packaging process devices. The ACS acquisition extends JBT’s capabilities in packaging line equipment and associated devices, including coding and label inspection and verification. JBT paid a purchase price of USD 16.8 million.

•

CMS Technology, Inc. (“Prevenio”) (2021): JBT acquired 100% of the voting equity of Prevenio, a provider of innovative food safety solutions primarily for the poultry industry as well as produce applications. Prevenio provides a pathogen protection solution through its anti-microbial delivery equipment that enhances food safety and integrity, and creates a safer work environment for its customers and their employees. This acquisition enhances JBT’s recurring revenue portfolio and furthers its investment in solutions that support its customers’ daily operations. JBT paid a purchase price of USD 173.3 million.

•

Urtasun Tecnología Alimentaria S.L (“Urtasun”) (2021): JBT acquired 100% of the voting equity of Urtasun, a provider of fruit and vegetable processing solutions, particularly in the fresh packaged and frozen markets. The Urtasun acquisition extends JBT’s capabilities in providing fruit and vegetable processing solutions. JBT paid a purchase price of USD 44.2 million.

•

Bevcorp, LLC (“Bevcorp”) (2022): In September 2022, JBT acquired 100% of the voting equity of Bevcorp, a provider of beverage processing and packaging solutions in blending, handling, filling, and closing technologies. The acquisition expands JBT’s presence in the ready-to-drink carbonated beverage production market and provides significant cross-selling opportunity in filling and seaming food and beverage applications. JBT paid a purchase price of USD 294.9 million.

•

Alco-food-machines GmbH Co. KG (“Alco”) (2022): In July 2022, JBT acquired 100% of the voting equity of Alco, a provider of further food processing equipment and production lines for a broad range of food applications. The Alco acquisition extends Marel’s capabilities in further processing offerings and strengthens existing full line offerings. JBT paid a purchase price of USD 44 million.

Material Investments in progress

JBT has no material investments in progress other than the Transaction.

11.7.2	Joint Ventures and Undertakings

JBT does not have any joint ventures or similar undertakings that are likely to have a significant effect on the assessment of its assets and liabilities, financial position or profits and losses.

11.8	Employment Matters

11.8.1	Employees

JBT has employees geographically dispersed throughout the world. As of fiscal year end 2023, JBT has approximately 5,100 employees worldwide, with approximately 46% located in the United States. None of JBT’s employees in the United States are represented by collective bargaining agreements. Outside the United States,

JBT enters into employment contracts and agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction. Approximately 49% of JBT’s international employees are covered by global employee representation bodies. JBT has historically maintained good employee relations and has successfully concluded all of its recent negotiations without a work stoppage. However, JBT cannot predict the outcome of future contract negotiations.

As of fiscal year end 2022, JBT had approximately 7,200 employees worldwide, with approximately 56% located in the United States. As of fiscal year end 2021, JBT had approximately 6,600 employees worldwide, with approximately 3,600 located in the United States.

11.8.2	Health and Safety

JBT’s strong employee base, along with their commitment to JBT’s uncompromising values of integrity, accountability, continuous improvement, teamwork, and customer focus, provide the foundation of JBT’s success. Employee safety, and managing the risks associated with JBT’s workplace, is of paramount importance to JBT. JBT gives employees the training and tools to manage risk. JBT also empowers employees to stop work if they encounter an unsafe situation. JBT’s Health and Safety program operates under management’s belief that all injuries can be prevented, with a company objective of “Zero Incidents, Worldwide, Every Day.” Specifically, JBT has deployed a global Near Miss and Behavior-Based Safety Observations reporting program, under which potential unsafe conditions or behaviors are proactively reported and corrected before they cause an injury. JBT’s foundational commitment to safety is demonstrated by its world-class recordable and loss-time rates below. This safety information is provided in the CEO report to the JBT Board at every JBT Board meeting.

11.8.3	Shareholding and stock options

The following table shows, as of 13 March 2024, the number of JBT Shares beneficially owned by each of JBT’s directors, each of JBT’s named executive officers, and all directors and executive officers as a group.

Name	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Barbara L. Brasier(2)	5,977	*
David C. Burdakin(3)	40,584	*
Brian A. Deck	101,481	*
C. Maury Devine(2)	46,207	*
Alan D. Feldman(2)	61,573	*
Charles L. Harrington(2)	4,431	*
Lawrence V. Jackson(2)	6,501	*
Polly B. Kawalek(2)	69,099	*
James L. Marvin	17,271	*
Matthew J. Meister	11,767	*
Robert J. Petrie	7,382	*
Augusto Rizzolo	6,337	*
All directors and executive officers as a group (16 persons)	356,307	1.1%

(1)

Percentages are calculated on the basis of the number of outstanding shares plus shares deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act as of 13 March 2024. An asterisk in this column indicates that the individual’s beneficial ownership is less than one percent of outstanding JBT Shares.

(2)

Includes shares (i) owned by the individual and (ii) restricted stock units (“RSUs”) credited to individual accounts of non-employee directors under an incentive compensation plan that vested within 60 days of 13 March 2024. The shares included in item (ii) consist of the following RSUs that vested on 1 May 2024: Ms. Brasier, 1,258; Ms. Devine, 1,258; Mr. Feldman, 1,258; Mr. Harrington, 2,096; Mr. Jackson, 1,677; and Ms. Kawalek, 2,096. These shares are also included in the shares reported for all non-employee directors and executive officers as a group. Non-employee directors who meet the ownership criteria may elect to have these shares distributed at the time of vesting, which is one year after grant date. Non-employee directors have no power to vote or dispose of shares underlying the RSUs until they are distributed upon either the vesting date or at the time of cessation of their service on the JBT Board. Until such distribution, these non-employee directors have an unsecured claim against JBT for such units. None of the non-employee directors hold any options to acquire JBT Shares.

(3)	Mr. Burdakin’s shares are not included in the shares reported for all non-employee directors and executive officers as a group. Mr. Burdakin was not an executive officer on 13 March 2024.

11.9	Regulatory Environment and Environmental Matters

11.9.1	General Information

JBT’s operations are subject to various federal, state, local, and foreign laws and regulations governing the prevention of pollution and the protection of environmental quality. If JBT fails to comply with these environmental laws and regulations, administrative, civil, and criminal penalties may be imposed, and JBT may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. JBT may also be subject to civil claims arising out of an accident or other event causing environmental pollution. These laws and regulations may expose JBT to liability for the conduct of or conditions caused by others or for JBT’s own acts even though these actions were in compliance with all applicable laws at the time they were performed.

Under the Comprehensive Environmental Response, Compensation and Liability Act and related state laws and regulations, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances that have been released into the environment, including hazardous substances generated by any closed operations or facilities. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage, and recovery of response cost. JBT may also be subject to the corrective action provisions of the Resource, Conservation and Recovery Act and analogous state laws that require owners and operators of facilities that treat, store, or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with their operations.

Many of JBT’s facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act (“OSHA”). JBT believes that appropriate precautions are taken to protect its employees and others from harmful exposure to potentially hazardous work environments, and that it operates in substantial compliance with all OSHA or similar regulations.

JBT is also subject to laws and regulations related to conflict minerals, forced labor, export compliance, anti-corruption, and immigration and has adopted policies, procedures and employee training programs that are designed to facilitate compliance with those laws and regulations.

JBT notes that there are no governmental, economic, fiscal, monetary or political policies/factors that have materially affected, or could materially affect, directly or indirectly, JBT’s operations, other than those listed above. Moreover, reference is also made to section 1.3.3 of this here Prospectus, which pertains to legal and regulatory risks.

12.  BUSINESS OF MAREL

12.1	Overview

12.1.1	General Overview

Marel is a leading global provider of advanced processing equipment, systems, software and services to the food processing industry as well as a leading provider in processing solutions for pet food, plant-based proteins and aqua feed, with a presence in over 30 countries and six continents and around 7,300 employees. Marel designs, manufactures, sells and services technologically advanced processing solutions ranging from standard equipment to full-line processing systems, with sophisticated software capabilities and aftermarket services.

Since its incorporation in 1983, Marel has expanded its focus from the Icelandic fish processing sector to become a leading global provider serving processors of animal and plant protein. Through a combination of organic growth and strategic acquisitions, Marel has delivered a strong track record of revenue growth, with a compound annual growth rate of 20% during the period from 1992 to 2023. In fiscal year 2023, revenues reached EUR 1.7 billion, in contrast to its revenues of EUR 6 million at the time of listing on the Icelandic stock exchange in 1992.

Marel markets its solutions to multinational, regional and local food processors covering equipment, systems, software and services for primary processing (such as live animal handling, stunning, killing, cleaning and chilling), secondary processing (such as cut-up and deboning, filleting and trimming) and further processing (such as forming, marinating, coating and frying). Together, these cover processes across the food processing value chain, from farm gate to dispatch. The main distribution channels of Marel’s food processor customers to end consumers are retail, food service and restaurants.

Marel places a strong emphasis on research and development with the aim of addressing customer needs and creating value for its customers through the development of solutions that generate improved yield and throughput as well as ensuring quality, safety and sustainability of production and animal wellbeing. Marel believes that its diversified business model allows it to leverage synergies and efficiencies across its business segments through transfer of technologies across protein categories and increased scale. This includes supporting software applications such as Marel’s centralized operating platform, Innova, which can be installed alongside Marel equipment and systems at customers’ facilities. Innova provides state-of-the-art device and process control, data analytics, monitoring and traceability, enabling users to collect and analyze data on their process and solutions to optimize production.

For the year ended 31 December 2023, Marel invested 6.9% of its revenues in research and development expenses. Marel strongly believes that the ability to develop innovative solutions strengthens its competitive position toward customers and establishes Marel as a leading global provider of advanced animal protein processing equipment, systems, software and services. Marel has a strong track record of innovation with over 440 active patent families with approximately 3,050 patent registrations securing its technological leadership position, having introduced multiple new products to the market over the years. Marel releases software updates regularly to keep pace with technological progress. This enables customers to improve their operations by enhancing systems integration, device and process control and real-time monitoring and traceability of throughput and yield.

Marel’s vision is a world where quality food is produced sustainably and affordably. Marel believes it is well placed to help transform the way food is processed in partnership with its customers to address the expected growing demand for protein, automated processing and digital solutions for optimized processing and to meet increased regulatory and consumer demands around food safety, quality and animal wellbeing.

On a consolidated basis, Marel’s revenues and net loss were EUR 412.6 million and EUR 3.2 million for Q1 2024. Marel’s earnings per share were (0.42) euro cents in Q1 2024. As of 31 March 2024, Marel had an order book of EUR 560.3 million, representing 33.2% of Marel’s last-twelve-month revenues.

Marel originated as a research project at the University of Iceland in 1977 with the aim of improving yield and efficiency in the fish processing industry and was incorporated in 1983. Marel listed on Nasdaq Iceland in 1992. Since listing, Marel has continued to gradually expand its focus market to become a leading global provider of advanced processing equipment, systems, software and services to the food processing industry. Through a combination of organic growth and strategic acquisitions, Marel transformed from a company with 45 employees and EUR 6 million in revenues at the time of its listing to the second largest company on Nasdaq Iceland with a market capitalization of ISK 363.9 billion (EUR 2.4 billion) as of 31 December 2023.

Throughout its history, Marel has made a number of strategic acquisitions to expand its business, close application gaps in its value chain and complement its existing product portfolio, see section 12.8 “Investments” for further information.

12.1.2	Overview

The diagram below sets out the organisational structure of the Marel Group as at the date of this Prospectus:

*	The following companies are not defined as material in Marel‘s financial statements, but are included in the structure diagram due to group setup:

Marel GmbH & Co. KG (Germany)

Marel International B.V. (Netherlands)

Marel USA Holding, Inc. (USA)

Subsidiaries

Marel is the ultimate parent company in the Marel group of companies. The following list presents the material subsidiaries as of 31 December 2023 representing greater than 1% of either the consolidated Group revenues or total asset value. All of the entities are fully consolidated in Group financial statements. Companies are listed in alphabetical order of the country of incorporation:

	Country of Incorporation	Ownership Interest
Marel Australia Pty. Ltd.	Australia	100%
Marel Brasil Commercial e Industrial Ltda	Brazil	100%
Marel Salmon A/S	Denmark	100%
Marel A/S	Denmark	100%
Marel France S.A.R.L.	France	100%
Marel TREIF GmbH[1]	Germany	100%
MAJA Maschinenfabrik Hermann Schill GmbH & Co. KG	Germany	100%
Marel Iceland ehf.	Iceland	100%
Marel Holding B.V.[1]	Netherlands	100%
Marel Poultry B.V.[1]	Netherlands	100%
Marel Projects B.V.[1]	Netherlands	100%
Marel Further Processing B.V.[1]	Netherlands	100%
Marel Red Meat B.V.[1]	Netherlands	100%
Marel Norge AS	Norway	100%
Marel Slovakia s.r.o.	Slovakia	100%
Marel GB Ltd.	UK	100%
Marel Inc.	USA	100%
TREIF USA Inc.	USA	100%
ExtruTech USA LLC	USA	100%
Wenger Manufacturing LLC	USA	100%

1

General guarantees as referred to in section 403 of Book 2 of the Dutch Civil Code and article 264 (3) No.2 and 264b of the German Commercial Code, have been given by the Company on behalf of the group companies in the Netherlands and Germany also including: Marel Benelux B.V., Marel Customer Center B.V., Marel GDC B.V., Marel International B.V., Marel IP Holding B.V., Marel PMJ B.V., Marel Water Treatment B.V., Sleegers Techniek B.V., Marel GmbH & Co. KG, Marel Management GmbH, Reimo Gründstücks GmbH.

12.2	Principal Activities

12.2.1	Product Categories and Business Segments

Marel is a leading global provider of advanced food processing equipment, systems, software and services to the food processing industry. Across its three animal protein business segments, poultry, meat and fish, Marel’s product offerings span the entire animal protein processing value chain, covering solutions for primary, secondary and further processing, from farm gate to dispatch. Since mid-2022, Marel has expanded its business model to include pet food, plant-based protein and aqua feed industries with the acquisition of Wenger.

•

Primary processing: Within the primary processing sector, Marel offers equipment, solutions, software and services for live animal handling, stunning, killing, scalding/dehairing, cleaning (including defeathering, washing and desliming), evisceration, chilling, transportation and other steps necessary to prepare raw animal protein for secondary processing.

•	Secondary processing: Within the secondary processing sector, Marel offers equipment, solutions, software and services for cutup and deboning, filleting, batching, weighing and grading, skinning/

derinding, portioning, and inspection equipment (which uses the latest x-ray technology), labelling and other solutions to prepare raw animal protein for further processing.

•

Further processing: Within the further processing sector, Marel offers equipment, solutions, software and services for meat preparation, forming, pumping, marinating, preparing, coating, frying, sausage production, injection, baking and other steps necessary to prepare for distribution.

Marel aims to be a full-line provider across all three animal protein business segments. Marel Poultry and Marel Meat are full-line providers, covering primary, secondary and further processing, with further opportunities to strengthen the product portfolio and expand their processing solutions within further processing. Marel Fish is a provider of primary, secondary and further processing solutions, with opportunities to further expand its primary processing solutions with the aim of becoming a full-line provider. Marel Plant, Pet and Feed is also a provider of secondary and further processing solutions.

Marel organizes its business across the following four business segments:

•

Marel Poultry – Marel Poultry is a leading global full-line provider of advanced processing equipment, systems, software and services to processors of broilers, turkeys and ducks. Marel Poultry solutions cover equipment, systems, software and services for primary processing, secondary processing and further processing. For the three months ended 31 March 2024, Marel Poultry contributed EUR 218.0 million in revenues, or 52.8% of Marel’s total revenues for the period.

•

Marel Meat – Marel Meat is a leading global full-line provider of advanced processing equipment, systems, software and services for the red meat industry. Its solutions cover equipment, systems, software and services for primary processing, secondary processing and further processing. For the three months ended 31 March 2024, Marel Meat contributed EUR 102.0 million in revenues, or 24.7% of Marel’s total revenues for the period.

•

Marel Fish – Marel Fish is a global provider of advanced processing equipment, systems, software and services to the fish industry. It provides solutions for processing whitefish, salmon, and other seafood both farmed and wild, on-board and onshore. These include primary processing, secondary processing and further processing solutions, while ensuring that production conforms to quality and food safety standards. Marel Fish is not yet a full-line provider, with opportunities to expand its offerings further in the primary processing sector. For the three months ended 31 March 2024, Marel Fish contributed EUR 39.7million in revenues, or 9.6% of Marel’s total revenues for the period.

•

Marel Plant, Pet and Feed – Marel Plant, Pet and Feed provides solutions and services to pet food, plant-based protein and aqua feed markets. This new segment reflects Marel’s acquisition of Wenger in June 2022. Wenger’s extrusion and dryer technologies form the anchor point in this segment, in addition to revenues that were historically reported under the “Other” segment. For the three months ended 31 March 2024, Marel Plant, Pet and Feed contributed EUR 45.4 million in revenues, or 11.0% of Marel’s total revenues for the period.

12.2.2	Business Segment – Marel Poultry

Marel Poultry is a full-line provider of advanced processing equipment, systems, software and services to processors of broilers, turkeys and ducks and has one of the largest installed bases worldwide. Marel Poultry covers the entire poultry processing value chain and serves a broad range of multinational, regional and local processors. For the three months ended 31 March 2024, Marel Poultry contributed EUR 218.0 million in revenues, or 52.8% of Marel’s total revenues for the period.

Solutions

Marel Poultry’s solutions range from standalone equipment to full-line processing systems and services with capacities from 500 birds per hour to up to 15,000 birds per hour. It offers advanced technologies that can be modularized for a wide range of processing plant types and to accommodate regional and cultural requirements.

Marel Poultry offers a modular approach under which nearly all modules of the production process can be applied on an individualized basis according to each customer’s preferences and needs and can then be further scaled up in speed and/or performance without needing to replace all modules. This modular approach is critical to Marel Poultry’s profitability.

Marel Poultry’s solutions cover the following sectors:

•

Primary Processing – Marel Poultry provides a range of equipment, systems, software and services for primary processing, including, for example, live bird handling, stunning, killing, cleaning (including scalding, defeathering and washing), evisceration and chilling solutions.

•

Secondary Processing – Marel Poultry provides a range of equipment, systems, software and services for secondary processing, including, for example, cutup and deboning, skinning, filleting, weighing, grading, batching, portioning and inspection solutions.

•

Further Processing – Marel Poultry provides a range of equipment, systems, software and services for further processing, including, for example, meat preparation, forming, pumping, marinating, coating, frying and baking solutions.

Recent product innovations include Atlas (a market-leading live bird handling system), breast and thigh deboning equipment, Q-Wing (an automated wing harvester), an improved version of RoboBatcher (featuring specialized grippers for filets, drumsticks and whole wings) and Helix Drum technology that makes portioning more reliable.

Aftermarket Offerings

Marel Poultry provides aftermarket maintenance, service and spare parts for its installed base, which is one of the largest worldwide. Marel Poultry provides continuous proactive service and maintenance under SLAs as well as service in response to ad hoc service orders. This service includes retrofitting, refurbishment, calibration and consulting services such as process auditing and training programs for operators and maintenance staff. Marel Poultry’s focus on customer service helps it to maintain strong customer relationships and to gather information about its customers’ requirements and strategies to foster continuing product development. As new solutions are developed by Marel’s innovation team, Marel Poultry’s engineers often collaborate with customers to introduce automated and robotized systems into their facilities to improve efficiency.

12.2.3	Business Segment – Marel Meat

Marel Meat is a leading global provider of advanced processing equipment, systems, software and services to processors in the red meat industry. In 2016, Marel Meat expanded its presence into the primary processing segment through the acquisition of MPS, which has enabled it to become a full-line provider and has since added smaller bolt-on acquisitions of Sulmaq (2017), MAJA (2018) and TREIF (2020). For the three months ended 31 March 2024, Marel Meat contributed EUR 102.0 million in revenues, or 24.7% of Marel’s total revenues for the period.

Solutions

As a full-line provider, Marel Meat’s solutions include standalone equipment to full-line processing systems and services. For processors who specialize in high volume processing of a specific species or animal part, Marel Meat offers precision-tuned equipment and systems that enable processors to increase throughput and yield. For processors specializing in a diversity of species and animal parts, Marel Meat offers flexible, agile solutions that enable processors to overcome abnormalities and other variations in their raw material. Marel Meat also works with customers throughout the value chain to scale up and optimize their operations.

Marel Meat’s solutions cover the following sectors:

•

Primary Processing – Marel Meat provides a range of equipment, systems, software and services for primary processing, including, for example, stunning, bleeding, scalding/dehairing, evisceration, chilling and transportation that prioritize animal wellbeing and hygiene.

•

Secondary Processing – Marel Meat provides a range of equipment, systems, software and services for secondary processing, including, for example, cutting and deboning, skinning/derinding, inspection, weighing, grading, portioning, batching and labelling solutions and case ready food services.

•

Further Processing – Marel Meat provides a range of equipment, systems, software and services for further processing, including, for example, further meat preparation, forming, pumping, marinating, coating, frying and baking, sausage production and injection solutions.

Recent product innovations developed in partnership with Marel Meat’s customers include the M-Line Robot (providing higher yield when splitting raw protein), the SensorX Accuro and SensorX Magna inspection systems, the DeboFlex leg handling system (for cutting and deboning pork fore-ends and legs), the Frank-a- Matic linker (improving consistency in weight and length of cellulose and collagen cased products) and the V-Cut 160 and V-Cut 200 for precision volumetric portioning.

Aftermarket Offerings

Marel Meat provides its customers with aftermarket service, maintenance and spare parts to support their ongoing needs and requirements. Marel Meat provides continuous proactive service under SLAs as well as service in response to ad hoc service orders. This service includes retrofitting, refurbishment, calibration and technological and consultancy advice to improve the performance of Marel’s equipment and systems. Marel Meat’s customer service focus also helps Marel Meat maintain strong customer relationships and provides it with ongoing access to information about its customers’ requirements and strategies to foster continuing product development. Marel Meat’s customer service focus also helps Marel Meat maintain strong customer relationships and provides it with ongoing access to information about its customers’ requirements and strategies to foster continuing product development.

12.2.4	Business Segment – Marel Fish

Marel Fish is a global provider of advanced equipment, systems, software and services to the fish industry. It provides solutions for processing whitefish, salmon and other seafood, both farmed and wild, on-board and onshore, resulting in a balanced mix of revenues. For the three months ended 31 March 2024, Marel Fish contributed EUR 39.7 million in revenues, or 9.6% of Marel’s total revenues for the period.

Solutions

Marel Fish provides a strong portfolio of standard equipment, systems and software reflecting over 40 years’ experience in the fish processing business. These products are aimed at reducing processing time and increasing automation and food safety for customers of all sizes. Marel Fish is a full-line provider for wild whitefish processors from 2021 with strong secondary and further processing product offering in salmon and with opportunities to expand its offerings in the primary processing sector for salmon.

Marel Fish’s solutions cover the following sectors:

•

Primary Processing – Marel Fish provides a range of equipment, systems, software and services for primary processing, including, for example, whole fish grading, cleaning (including washing and desliming), deheading and chilling.

•

Secondary Processing – Marel Fish provides a range of equipment, systems, software and services for secondary processing, including, for example, filleting, skinning, pinbone removal, portioning, weighing and grading, batching and inspection solutions.

•

Further Processing – Marel Fish provides a range of equipment, systems, software and services for further processing, including, for example, forming, pumping, marinating, preparing, coating, frying and baking solutions that enhance the taste and texture of fish.

Recent product innovations include the FlexiTrim and FlexiCut machines for bone removal and portioning and the Checkbin Grader (which is designed for highly accurate net weight grading and packing). The FlexiCut can now also be installed on board fishing vessels, enabling fishing companies to reduce the number of employees on board or increase the level of product specialization achieved by the vessel. Marel’s third-generation salmon filleting machine, the MS 2750, maximizes raw material utilization, uses only 15 liters of water per minute.

Aftermarket Offerings

Marel Fish provides aftermarket service, maintenance and spare parts supporting its installed base. Marel Fish works in partnership with fish processors to help them predict and address equipment issues before they result in operational downtime. Marel Fish provides continuous proactive service under SLAs as well as service in response to ad hoc service orders. This service includes a customer support center providing remote telephonic support to customers, inspection visits by certified engineers, calibration, preventative maintenance and process consulting. Marel Fish’s customer service focus also helps Marel Fish maintain strong customer relationships and provides it with ongoing access to information about its customers’ requirements and strategies to foster continuing product development.

12.2.5	Business Segment – Marel Plant, Pet and Feed

Marel Plant, Pet and Feed is built on the brand strategy of Wenger, acquired in 2022, and targets the following industries: pet foods and treats; plant-based proteins, snacks and cereals; and aquatic feed. Marel Plant, Pet and Feed also includes revenues that were historically reported under the other segment, e.g., sales of retail and foodservices into the plant, pet and feed market.

Solutions

Marel Plant, Pet and Feed has an extensive product offering in extrusion technology for pet food, plant-based proteins and aqua feed, comprised of single-, twin- and thermal-screw extrusion technology as well as dryers and power heaters. While other Marel segments focus on standardized and modular solutions, engineering to order is crucial for Marel Plant, Pet and Feed as every extruder or dryer system is unique. Marel partners with its customers to identify their needs, then customizes solutions that align with their goals.

Marel Plant, Pet and Feed’s solutions cover the following end markets:

•	pet food;

•	plant-based meat (alternative protein);

•	extruded foods (cereals and snacks); and

•	commercial aquaculture.

Aftermarket Offerings

Marel Plant, Pet and Feed’s aftermarket business continues to grow as customers understand the importance of maintaining and optimizing their existing solutions. Marel Plant, Pet and Feed manufactures about 50,000 parts annually and can expedite orders as needed. Marel’s global service team provides a variety of inspection, repairs and upgrade services to ensure maximum uptime and throughput for customers. Strong delivery to customers in aftermarket is a focus area as Marel works to increase penetration of its installed base, optimize price and expand its software solutions.

12.2.6	Supporting Solutions

In addition to the above-mentioned sector-specific solutions and aftermarket offerings, Marel offers a wide range of solutions across sectors to ensure optimal factory-wide integration and operations. These include the following.

Innova processing software and other software solutions

Innova is Marel’s advanced, overarching food processing software platform which can be installed alongside Marel equipment and systems, as well as third-party equipment to optimize production and facilitate green reporting. Integrated with hardware, Innova ranges from simple device control modules to total processing solutions, which include real-time monitoring and data analytics of key performance indicators (“KPIs”) such as yield, throughput, quality, capacity and labor efficiency. It collects and collates data to analyze their processing equipment at the level of components, machines, line systems and factories, allowing customers to improve performance and enhance productivity while providing traceability from reception to dispatch.

Using Innova, customers are able to identify inefficiencies and thereby make more informed operational decisions, which can improve throughput, quality and yield. Innova also enables customers to meet changing industry and regulatory demands for animal wellbeing, traceability and quality by providing a direct traceability line between the slaughtered animal and the end customer. Customers who install Innova report reduced processing times and increased regulatory compliance rates as a result. Innova is designed to optimize production using Marel’s advanced equipment and systems but can also be integrated into and increase the efficiency of third-party equipment. Certain Innova production control modules can also be sold on a standalone basis, independent from equipment.

In addition to the Innova platform, Marel provides a wide range of embedded software applications in its equipment and systems that may or may not be integrated with Innova, depending on customers’ needs. Embedded software improves device functionality (e.g., through image recognition or portioning optimization), creating value for food processors.

12.2.7	Manufacturing, Sales and Service Network

Marel operates a global manufacturing, sales and service network spanning more than 30 countries around the world.

Manufacturing Sites and Distribution Platform

Marel operates a global manufacturing platform which enables it to respond to production requirements from its global customer base.

As of 31 December 2023, Marel had a total of 18 manufacturing sites for equipment and spare parts across the globe, including locations in 10 countries across four continents. In addition to manufacturing, these sites also warehouse inventory and handle delivery logistics for finished equipment and systems. Around 1,777 highly skilled employees work in these manufacturing sites, manufacturing and assembling both component parts and finished equipment. Component parts manufactured by Marel may be combined with components sourced from third-party suppliers to create a finished piece of equipment, or they may serve as spare parts to be installed in customers’ facilities by service and maintenance engineers. Marel has inventory control guidelines for all sites in place, specifying how inventory counts are executed and how inventory risk is managed.

In addition, Marel is building a global distribution center in Eindhoven, the Netherlands, to support Marel’s extensive service network and installed base. Expected to become operational in the first half of 2024, the global distribution center will operate alongside regional distribution centers to source spare parts from third-party suppliers, as well from Marel’s manufacturing centers, and store them to sell to customers both directly and through regional sales offices.

Marel’s manufacturing facilities are essential to its innovation, which is focused on both standardization and developing new technologies to improve the efficiency and quality of finished equipment. Engineers on the factory floor collaborate with Marel’s innovation teams to develop prototypes and optimize and create better solutions more efficiently.

In addition, in the year ended 31 December 2018, Marel started to implement a “mother site plus co-location” strategy under which all products produced by Marel have a designated home, or mother site. The mother site is responsible for product life cycle management and how the product is manufactured. Co-location sites are focused on scale manufacturing, producing large volumes in a cost-effective manner, resulting in improved lead-times, reduced assembly hours, reduced risks associated with demand peaks and disruptions and lower costs. The aim is to enhance the scalability and cost efficiency of Marel’s manufacturing platform to support growth and increase operational flexibility.

The success of this strategy depends partly on the standardization of manufacturing processes across facilities, which enables global scalability of improvements and innovations.

Marel partners with third-party logistics providers to coordinate shipping and delivery of Marel’s equipment and systems to its customers. It relies on a wide range of logistics providers and has no particular concentration risk.

Sales and Service

Marel has an extensive sales and service network with a presence in more than 30 countries across six continents. Within this global network, Marel employed over 800 sales FTEs and 2,000 service FTEs as of 31 December 2023. Marel’s sales and service network is designed to enable Marel to stay close to its customers and provide high quality, consistent and continuous service. Furthermore, by working in close collaboration with Marel’s service and maintenance engineers, the sales and marketing team can take on an advisory role, helping customers expand their operations up the value chain. By increasing the focus on SLAs, the sales and service teams can increase the renewal rates of such contracts.

Sales Network

In addition to monitoring and responding to the needs of its existing customers, Marel’s sales team actively targets new customers. Each year Marel participates in trade exhibitions around the globe where the latest innovative systems and technologies for the fish, meat, poultry, plant protein, pet and aqua feed and further processing industries are presented. In addition, Marel hosts its own trade shows in its various facilities around the world. Marel also operates seven demonstration facilities, which offer a hands-on environment where customers can see how Marel innovations can improve their food production, develop employee expertise and bring positive operational outcomes.

Marel leverages its website and social media platforms to communicate with its key audience and share news and other material information. Improving engagement on social media is important to understand the sentiments of various stakeholders and encourage retail investor participation. Marel maintains an active presence on various social media platforms, including X, LinkedIn and Facebook.

To increase its customer reach, Marel’s sales and service network is supplemented by around 150 associated agents and distributors who act independently from Marel and typically earn a commission based on sales. While the vast majority of sales are made by Marel, agent relationships help Marel expand its installed base and establish its presence in underserved markets.

Service and Maintenance Network

Marel’s service and maintenance teams provide both preventative service under SLAs and ad hoc service to customers. Service and maintenance teams serve customers locally, providing on-site technical expertise backed by Marel’s global wealth of competence in food processing solutions.

Marel proactively incorporates customer feedback into its operations through surveys, enabling Marel to improve service delivery in direct response to customer feedback. In April 2023, Marel implemented its “Focus First”

operating model to foster more customer centricity, enhance end-to-end accountability and enable cross-business collaboration. During the year ended 31 December 2023, Marel prioritized the development and integration of digital and connected services, such as remote service and data-driven preventative maintenance, to help its customers proactively increase efficiency.

12.2.8	Innovation

Marel places a strong emphasis on innovation with the aim of improving value for its customers through the development of solutions generating improved yield and throughput through automation, process control and standardization, as well as ensuring the quality, safety and sustainability of production. Innovation is also essential to meet ever stricter standards of traceability and animal wellbeing. Marel strongly believes that the ability to develop innovative solutions provides a competitive advantage and entrenches Marel as a leading global provider of advanced animal protein processing equipment, systems, software and services. For the year ended 31 December 2023, Marel invested 6.9% of its revenues in innovation (6.2% in 2022, 6.4% in 2021). Marel has established a strong track record of innovation with over 440 patent families with approximately 3,050 patent registrations in its portfolio in different countries as of 31 December 2023.

As of 31 December 2023, Marel had over 1,000 FTEs dedicated to innovation globally, with four dedicated innovation facilities located, respectively, in Iceland, Denmark, the Netherlands and the United States.

With its commitment to innovation, Marel has improved yield and level of automation and increased food safety and traceability while reducing waste. For example, Marel’s processing line speed for poultry, meat and fish has increased significantly.

Note: (1) Birds per hour. (2) Pigs per hour. (3) Kilograms per hour.

In addition, innovation helps sustain and improve product life cycles. Extending product life cycles increases the installed base, which in turn generates greater Aftermarket revenues from maintenance, service and spare parts.

In support of its innovation strategy, Marel aims to continue to invest approximately 5-6% (excluding purchase price adjustment expenses) of its annual revenues in innovation. This commitment is facilitated by Marel’s strong cash flows.

Marel’s research and development strategy is centered around three areas of prioritized focus for innovation:

•	New product development – Creating new products for new and existing markets, with the objective of capturing growth opportunities and increasing Marel’s market share.

•

Sustaining the business – Creating line extensions and product upgrades to sustain and improve the product life cycle while increasing standardization and modularization to maximize product benefits and capture synergies between industries.

•

Technical platforms – Creating common core technologies for Marel systems and equipment and continuing investment in the Innova processing software platform. See “Innova processing software and other software solutions” (subsection under section 12.2.6 “Supporting Solutions”).

In 2023, Marel launched and developed multiple solutions that enhance its customers’ digital journey and expand its offerings as a full-line provider, these include:

•

MS 2750 filleting machine – A revolutionary machine for secondary salmon processors. Developed to reduce labor dependence and increase sustainability, the MS 2750 was met with enthusiasm by the industry. Its modular design incorporates the latest technology to dramatically reduce water use while improving accuracy. The MS 2750 integrates seamlessly into full lines, increasing throughput and yield even further.

•

RevoBreader 1000 – Addresses consumer demand for diverse endproducts. Processors of prepared foods can expand their product range with a flatbed and drum solution in one machine. The RevoBreader 1000 switches easily between the two modes, providing incredible product flexibility that ensures processors can meet the challenge of rapidly changing consumer demands. Adding the RevoBreader 1000 to Marel’s portfolio is a critical step in becoming a full-line provider for its customers.

•

Innova ProFlow Breast Meat software – Transformational in secondary poultry processing. ProFlow matches input with outgoing orders, maximizing raw material use, selecting the best destination for each piece of breast meat and managing diverse inputs and end-product demands. This demand-driven software simplifies breast meat processing by automatically adjusting equipment in the processing line and reducing manual interruptions and contamination risks.

•

Nuova-i eviscerator – Surpassed all trial projections, with the potential to revolutionize the poultry industry with its intelligent management of the evisceration process. Released to market in 2023, the new digital age in evisceration has begun. The Nuova-i delivers peak performance through data-driven insights while maintaining exceptional hygiene standards. It reduces reliance on labor and enhances operational efficiency for processors.

•

StreamLine 457 – An intelligent trimming solution innovating beef processing. This cutting-edge system optimizes worker efficiency and reduces the cost of conversion by automating the distribution of primals to operators and providing real-time monitoring.

As regards innovation in specific business segments, reference is made to sections 12.2.2-12.2.5.

12.3	Principal Markets

12.3.1	Geographic Markets

Marel’s revenues are well-balanced across business segments, geographies and a diversified business mix of (i) Equipment revenues (comprising revenues from greenfield and large projects, standard equipment and modernization equipment) and (ii) Aftermarket revenues (comprising maintenance, service and spare parts), which accounted for 50.1% and 49.9% of Marel’s revenues for the three months ended 31 March 2024, respectively. The standard equipment and modular portfolio are the building blocks for greenfields and large projects and in some cases the entry point for new customers. The installed base is large and growing, driving customers’ demand for maintenance, service and spare parts.

The chart below shows revenue information for the periods indicated:

Revenue split by segment and revenue split by geography charts for FY23, FY22 and FY21

12.3.2	Suppliers

Marel has a wide range of suppliers across geographies. For the year ended 31 December 2023, Marel’s ten largest suppliers by spend accounted for approximately 15% of Marel’s total supplier spend (both product and non-product related). Its main suppliers provide raw materials (primarily stainless steel) and spare parts to support its manufacturing operations and aftermarket offerings, particularly the manufacture, sale and installation of spare parts.

Marel’s procurement department is responsible for managing Marel’s supply chains and relationships with its broad base of suppliers. The procurement department is composed of several category teams that each focus on a particular category of supplies, such as certain kinds of spare parts, stainless steel and other raw materials. Each category team is responsible for defining a procurement strategy for its category in line with the department’s procurement strategy, balancing total sourcing cost against quality and incorporating technology as available to rationalize purchasing and shipping costs. Suppliers are selected, vetted and approved in a controlled process in close collaboration with Marel’s quality assurance team. Once a supplier has been contracted, its performance is closely monitored using KPIs such as lead time, on-time delivery and time to remedy defective shipments. Working with suppliers to improve performance is a continuous process, and targets are realigned annually. The procurement department is also actively involved from the start of new product development, partnering with Marel’s innovation teams and third-party technology providers to create buying strategies and risk mitigation plans on a component-by-component basis.

12.3.3	Customers

Marel’s customer base includes the world’s leading food processors, and ranges from multinational companies to regional and local processors of animal and plant protein. These customers have different business focuses, such as retail, food service, bulk and specialized secondary processing, which often require Marel to provide operational flexibility to meet a variety of customer needs.

The customer base is well balanced geographically, covering over 140 countries across six continents, and drives a balanced revenue mix, with no single customer accounting for more than 5% of annual revenues in the year ended 31 December 2023.

Marel Poultry’s customers include Atria, Baiada, Bell & Evans, Cedrob, CostCo, Foster Farms, JBS, Sanderson Farms, Tyson, Wiesenhof and others. Among Marel Meat’s customers are Bigard, Cranswick, SuKarne, Danish Crown, Foyle, Smithfield, Kepak, Shanghui and others. Marel Fish’s customers include Leroy, Mowi, BRIM, Visir, Morrisons, Trident Seafoods, Icelandic Group, Norway Seafoods, Esselunda and others. Plant, Pet and Feed’s customers include Mars, ADM, Cargill, Colgate Palmolive (Hill’s), Diamond Pet Food and General Mills (Blue Buffalo).

12.3.4	Competition

All of Marel’s business segments serve highly competitive markets. Marel believes that it is able to compete through its diversified business model which allows it to leverage synergies and efficiencies across its business segments through the transfer of technologies and solutions. Whereas Marel is a leading global provider of advanced processing equipment, systems, software and services covering the food processing value chain, it competes with numerous multinational, regional and local processing equipment providers of various sizes and cost structures.

The primary processing sector is relatively concentrated, with Marel competing with a small number of key global participants in each segment focused on serving animal protein processing. Within primary processing, Marel Poultry competes with, among others, Meyn, Marel Meat competes with, among others, Frontmatec and Marel Fish competes with, among others, Baader.

The secondary and further processing segments are more industry-agnostic and highly fragmented and Marel faces strong competition. However, only a limited number of competitors are international full-line providers across primary, secondary and further processing. There are also a number of regional and local food processing equipment suppliers, but only a limited number of competitors are covering a significant part of the value chain. In addition, Marel competes within secondary and further processing with large-scale industry-agnostic providers of industrial equipment outside of the food processing sector.

12.4	Strategy and Objectives

12.4.1	Strategy

Marel targets organic annual revenue growth in excess of the expected 4-6% market growth rate, based on its strong market position, leading technological offering of line solutions and software, and large installed base worldwide. Marel’s strategy revolves around the following key pillars:

Accelerate full-line offering through continuous product development

Marel takes a customer-centric approach to ensure that its equipment, systems, software and services meet the needs of its customers. By focusing on further improving modularization and standardization of its equipment and systems, Marel aims to increase efficiency and synergies available across industries. Standardized full-line offerings simplify service provision and enable optimal performance and reduced downtime for customers. Marel

Poultry is the most advanced industry within Marel with a full-line offering on a standardized and modular basis and Marel is targeting revenue growth through continuous product development. Marel Meat is now a full-line provider following the acquisitions of MPS, Sulmaq and MAJA and Marel’s aim to improve standardization and modularization, as well as up-selling and cross-selling to meet customers’ continuing need for greater automation, to drive margin expansion in the medium term. Marel Fish has further application opportunities, particularly within primary processing, and aims to become a full-line provider.

Capitalize on strong innovation investment to drive growth and market penetration

Innovation is one of Marel’s top priorities. Marel intends to continue to work in collaboration with its customers, business partners and leading educational institutions in combining equipment with process knowledge, service and data analytics for smart processing and predictive service, minimizing downtime in its customers’ production process and providing better support for customers. For example, Marel has been developing a network of technology partners who work collaboratively to improve the latest machine control and vision system technologies. In addition, Marel has been working with leading universities and research institutes, which has created additional intellectual property for Marel.

Expand installed base and long-term client relationships

Marel intends to focus on further expanding its installed base and long-term customer relationships to benefit from additional revenue opportunities from expansion and modernization projects as well as recurring service and spare parts. Marel aims to be a reliable maintenance partner, offering proactive and responsive customer support throughout the product life cycle.

In support of its strategy, Marel aims to continue to improve its global service and maintenance network to have universal reach and to provide best-in-class service in proximity to its customers. Marel plans to continue investing in the people, facilities and technologies comprising its service and maintenance network to sustain current business and support future growth.

12.4.2	Customer Cycle

Marel’s business model relies on building long-term customer relationships which allow it to benefit from additional revenue opportunities as such relationships mature. Once a piece of Marel equipment or a Marel system is operational at a customer’s facility, Marel has opportunities to up-sell or cross-sell further equipment or systems and to offer services as the customer seeks to increase its capacity and efficiency or otherwise expand its operations into other stages of the animal protein processing value chain or into other animal protein processing capabilities. In addition, Marel benefits from aftermarket business opportunities as its customers look to service and maintain their Marel equipment and systems.

A typical Marel customer cycle comprises the following phases:

•

Initial Investment – A typical Marel customer relationship begins with an initial investment in a greenfield or large project or piece of standard equipment, frequently within the primary processing sector. Within this phase, there may be opportunities for up-selling and cross-selling of additional equipment, systems, software and services.

•

Expansion/Additional Investment – Following the initial investment phase, Marel has opportunities to sell additional equipment, systems, software and services as the customer seeks to increase capacity and efficiency. In addition, customers frequently expand into secondary and/or further processing within 3-5 years from the initial investment phase, creating further cross-selling opportunities for Marel’s secondary or further processing solutions.

•

Aftermarket – Marel’s advanced equipment and systems are subject to maintenance and service requirements to keep them in a safe and usable condition and to limit the risk of operational failure and downtime. This covers both proactive maintenance under service level agreements as well as maintenance in response to ad hoc service requests and provides Marel with aftermarket revenues throughout the duration of the customer relationship.

12.4.3	Competitive Strengths

Marel believes it benefits from the following key competitive strengths:

Attractive end-markets, supported by secular growth trends

Marel focuses on the meat, poultry, fish markets, in addition to processing solutions focused on pet food, plant-based protein and aqua feed, which Marel currently estimates to have an aggregate value of approximately EUR 1.5 trillion at the consumer level. By 2050, the Food and Agriculture Organization of the United Nations estimates a global population of approximately 10 billion, with correspondingly higher demand for food, especially from Asia and Africa, as a large segment of the population is expected to enter the global middle class.

Marel’s customers serve this growing demand for protein by processing poultry, meat, fish and plants for human consumption, in addition to pet food and aqua feed, using Marel’s equipment, systems, software and services.

The addressable market for Marel, for food processing equipment and maintenance market, is estimated to be around EUR 15 billion and expected to grow by 4% to 6% in the long term. With its global presence, industry expertise and market-leading technology, Marel believes it is well-positioned to grow faster than the market organically.

Marel believes that labor scarcity, inflation and rising input costs faced by customers, coupled with favorable secular trends, focused on automation, robotics technology and digital solutions that support sustainable food processing, will continue to support organic growth outlook in the long term. In addition, increased consumer and regulatory focus on sustainability, food safety and traceability, nutrition, health and wellness and animal wellbeing are expected to be supporting growth drivers.

Large and diversified global customer base, with long-term customer relationships driving balanced revenue growth

Marel has a large, diversified global customer base, which includes some of the world’s leading food processors, and ranges from large international leaders to local processors in over 140 countries world-wide. In FY23, no single customer accounted for more than 5% of annual revenues. Marel also benefits from a high customer retention rate, and its list of top customers has remained fairly consistent in the past.

Marel’s long-term customer relationships lead to a resilient business model and a balanced revenue profile. A typical ten-year revenue profile from a long-term customer comprises an initial greenfield or large project investment followed by additional investments in capacity expansion or further processing capabilities, and then recurring revenues from maintenance, service and spare parts.

Marel’s installed base grows as the business grows, due to equipment installed in new sites and due to additional equipment installed on existing sites. For the three months ended 31 March 2024, total orders received, including orders from existing customers for new sites, together with orders from new customers, amounted to EUR 392.8 million. In addition, Marel’s installed base generates Aftermarket revenues from maintenance, service and spare parts, which accounted for 49.9% of Marel’s total revenues for the three months ended 31 March 2024. Service is critical throughout the lifecycle of Marel’s equipment and systems to optimize performance and minimize downtime costs for customers.

Marel expects that it will benefit from further revenue opportunities as its installed base continues to grow. Revenue growth is likely to be generated from existing sites through additional equipment sales and recurring service and spare parts revenues, which Marel believes will result in strong customer loyalty and recurring business.

Global sales and service network supporting well-established manufacturing platform with scale benefits

Throughout the years, Marel has established a strong sales and service presence in over 30 countries across six continents, supplemented by additional agent networks in countries where Marel has a lesser presence, supported by a global manufacturing platform. Marel believes that this expansive network ensures proximity and support for its customers located in over 140 countries. In addition to its innovation specialists, Marel employs a global sales workforce of over 800 FTEs and a global service workforce of over 2,000 professionals.

Marel operates 18 manufacturing sites. Marel aims to strategically optimize manufacturing and assembly through the implementation of a co-location strategy so the company can achieve optimized efficiency in production and logistics. Marel’s scale enables high levels of investment in product and software development, which in turn enables Marel to further strengthen its competitive position through product improvement and digitally enabled service.

Experienced management team with a track record of strong financial results and shareholder returns

Marel’s management team has extensive experience within the broad food processing sector and a proven track record of delivering strong results and executing large projects and strategic acquisitions. As of 31 December 2023, the members of the Marel management team averaged over 11 years of industry-related experience.

In FY23, revenues were EUR 1,721.4 million, an increase of 0.7% from the previous year. A dividend of EUR 6.2 million (EUR 0.82 cents per share) for FY23 was approved by Marel Shareholders at its annual general meeting on 20 March 2024, corresponding to 20% of profits for the year ended 31 December 2023 and in line with Marel’s dividend policy to distribute 20% to 40% of net profits through dividends or share buybacks.

12.5	Intellectual Property

Marel seeks to protect and enhance its proprietary intellectual property rights through patent, copyright, trademark, and trade secret laws, as well as through technological safeguards and operating policies and procedures designed and implemented by its intellectual property team. As of 31 December 2023, Marel owned over 440 patent families with approximately 3,050 patent registrations in different countries relating to key technologies associated with industry-specific product clusters. Marel has agreements in place with its innovation personnel and its university partners to ensure that Marel owns the rights to the results of those collaborations. Marel aims to file at least one patent for every product that it brings to market, to further entrench its technological edge over competitors.

Marel also relies upon unpatented proprietary expertise, continuing technological process innovations and other trade secrets to develop and maintain its competitive position. Marel also owns a number of domain names for itself and its subsidiaries.

As of 31 December 2023, Marel had in excess of 700 trademark registrations worldwide. These trademarks primarily relate to Marel’s brand name and logo as well as certain other trademarks on Marel’s products and services. Among Marel’s key trademarks are the Marel brand name, Stork Poultry Processing, Townsend Further Processing, MAJA, Sulmaq, FleXicut, SensorX, RevoPortioner, TREIF and Wenger.

12.5.1	Information Technology

Marel uses a suite of applications to manage reporting requirements, client relationships, and business analytics. In addition, Marel operates integrated information technology systems across its global network. Marel believes that an appropriate information technology structure across its network is important to support its future growth.

In order to further integrate processes across Marel’s locations and business segments, Marel centralizes data in cloud-based applications as much as possible and utilizes an outsourced data center when necessary. Other critical operations such as backup and restore are also outsourced to reliable third-party suppliers.

Marel is implementing a company-wide operating system that integrates Marel’s own application platforms with those of industry-leading IT service providers to support transactions, manage customer relationships and sale analytics, automate financial reporting, safeguard employee data and coordinate communication and innovation within the company. Key IT service providers used by Marel include: Microsoft Azure (for cloud computing, database storage and analytics); Oracle (for global financial consolidation and reporting and global collaboration in innovation); Salesforce (for customer relationship management); ServiceMax (for global service management processes); Workday HRM (for global HR processes and employee data); SAP (for global supply chain management, processing financial transactions and financial reporting) and Microsoft’s suite of applications for cloud-based collaboration, business intelligence, management and security.

12.6	Legal and Arbitration Proceedings

At any given time, Marel may be a party to litigation or be subject to non-litigated claims arising out of the normal operations of its business. Neither Marel nor any of its subsidiaries are, or during the 12 months preceding the date of this Prospectus have been, involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Marel is aware) that may have, or have had in the recent past, significant effects on Marel’s business financial condition or results of operations.

12.7	Insurance Matters

Marel has obtained liability (including product and professional liability), directors’ and officers’ liability, property damage and business interruption, marine mounting, cyber, employment practices liability, business travel, accident and construction all risk and other insurance coverage to the extent it believes it is prudent in order to operate its business, including, where required, stand-alone local policies relating to employee and automobile insurance matters. Marel believes the types and amounts of insurance coverage it maintains are consistent with industry standards and are sufficient to meet its needs in light of potential current and future operations and future litigation and claims asserted against it. Marel regularly reviews its insurance program together with its insurance broker. Marel cannot guarantee, however, that it will not incur losses beyond the limits or outside the coverage of its insurance policies. In addition, longer interruptions of business in one or more of its plants can, even if insured, result in loss of sales, profits, customers and market share.

12.8	Investments

12.8.1	Material Investments

Marel’s key strategic acquisitions include:

•

Carnitech (1997): In April 1997, Marel acquired Carnitech, a Danish company with a strong market position in the fish processing equipment industry, for EUR 9 million. The Carnitech acquisition was a key strategic acquisition for Marel Fish, enabling it to further expand its market presence and become a leading provider of advanced processing equipment, systems and services to the fish industry.

•

Scanvaegt (2006): In August 2006, Marel acquired Scanvaegt International, a Danish provider of food processing equipment, systems and services, for a price equivalent to EUR 109.2 million. This acquisition significantly increased Marel’s service presence in Southern Europe and South America and strengthened its market position in the secondary processing sector.

•

Stork (2008): In May 2008, Marel acquired Stork Food Systems (“Stork”), a leading provider of food processing solutions for the poultry, meat and dairy processing industries based in the Netherlands for EUR 415 million. The acquisition of Stork expanded Marel’s presence into the primary processing sector of the poultry industry as well as the further processing sector of the poultry, meat and fish industries, thereby enabling Marel to become a leading global provider of advanced solutions. The Stork acquisition represented a major milestone in Marel’s history, more than doubling its revenues at the time.

•

MPS (2016): MPS is a leading provider of primary processing, wastewater treatment and food logistics solutions for the pork and beef industries based in the Netherlands, which Marel acquired for a purchase price of EUR 382 million in 2016. The MPS acquisition enabled Marel Meat to further close application gaps in the primary processing sector and become a full-line provider to the meat industry.

•

Sulmaq (2017): Sulmaq is a Brazil-based provider of complete slaughtering and deboning solutions for hog, cattle and sheep processors. This acquisition, for which Marel paid a purchase price equivalent to EUR 26 million, allowed Marel to gain further foothold in the rapidly growing markets of South and Central America, to get access to the talent pool in those markets, and to further enhance Marel’s full-line offering in the meat processing industry.

•

MAJA (2018): MAJA is a Germany-based innovative manufacturer of food processing equipment, systems and services, specializing in skinning and portioning with a focus on the meat market as well as ice machines for the preservation of fresh food. This acquisition supported Marel’s future growth by strengthening Marel Meat’s secondary processing offering and expanding its market presence. Marel paid a purchase price of EUR 35 million.

•

Curio (2019-2022): Founded in 2008, Curio ehf. is an Icelandic provider of equipment for whitefish primary processing, specializing in innovative heading, filleting and skinning solutions. Marel paid a purchase price of EUR 30 million.

•

Cedar Creek Company (2019). Cedar Greek Company is an Australian provider of specialized software and hardware solutions to meat, seafood and poultry processors. The company’s software solutions integrate on-floor processing data capture, production control, head office reporting and traceability throughout production. The combination advanced Marel’s capabilities in food processing software. Marel paid a purchase price of EUR 4 million.

•

TREIF (2020): Founded in 1948, TREIF is a German cutting technology provider focused on the meat industry. The company’s solutions include portioning, dicing, slicing and cutting solutions, highly complementary to Marel’s product portfolio. The purchase consideration included cash consideration of EUR 128 million and 2.9 million Marel Shares.

•

PMJ (2021): PMJ is a global provider of advanced processing solutions for the duck industry. PMJ’S portfolio of primary processing solutions, including waxing and automated evisceration, made Marel the industry’s only full-line provider of duck processing solutions. Marel paid a purchase price of EUR 11 million.

•

Valka (2021): In November 2021, Marel concluded the acquisition of Valka, an Icelandic provider of advanced processing solutions for the global fish industry. Valka is a highly innovative player in the whitefish and salmon processing industries. The purchase consideration included cash consideration of ISK 3.2 billion (EUR 21.1 million) and 2.6 million Marel Shares.

•

Wenger Group (2022): Wenger is a US-based leader in food processing solutions focused on pet food, plant-based protein and aqua feed. This acquisition, for which Marel paid a purchase price equivalent to USD 540 million, was a platform investment into new, complementary and attractive growth markets for Marel and is the foundation to Marel’s fourth pillar alongside poultry, meat and fish.

•

Sleegers Technique (2022): Sleegers is a Dutch provider of interleaving, stacking, loading and slicing solutions for the global food processing industry. The acquisition strengthened Marel’s offering in the case-ready and prepared foods segments. Marel paid a purchase price of EUR 15 million.

•

E+V Technology (2023): E+V Technology is a global provider of advanced vision systems for the meat industry. E+V Technology’s product portfolio of vision equipment and software, including carcass- and ribeye-grading and classification, is a natural fit with Marel’s comprehensive line of solutions to the meat segment. Marel paid a total purchase price of EUR 10 million.

Material Investments in progress

Marel has no material investments in progress.

12.8.2	Joint Ventures and Undertakings

Through strategic partnerships, Marel can close application gaps in the value chain by combining forces with leaders in various fields. Successful strategic partnerships increase Marel’s competitive advantage, accelerate new developments and speed to market.

Marel has no joint ventures or undertakings that are likely to have a significant effect on the assessment of assets and liabilities, financial position or profit and loss of Marel.

Marel’s key strategic investments include:

•	Marel Holding B.V. holds 50% of the shares in ADM-Marel Ventures B.V. in the Netherlands.

•	Marel Holding B.V. holds 25% of the shares in Worximity Technologies Inc. in Canada.

•	Marel hf. holds 3.3% in Soft Robotics Inc. in the United States.

12.9	Employment Matters

12.9.1	Employees

Marel employs around 7,300 FTEs globally, averaging 7,789, 8,018 and 7,140 FTEs in the years ended 31 December 2023, 2022 and 2021, respectively. To deal with seasonal fluctuations in order processing and other variations in project loads, Marel employs a number of temporary workers. In the year ended 31 December 2023, the ratio of full-time temporary workers to Marel’s total workforce as an average for the period was 4.9%, a decrease from the average of 6.4% in the prior year ended 31 December 2022.

The following table shows by geography the number of Marel’s average FTEs for FY23 and FY22.

Employees in FTEs	2023	2022

Europe, Middle East and Africa(1)	5,142	5,250
Americas	1,940	1,819
Asia and Oceania	325	435

Employees	7,407	7,504

3rd party workers	382	514

Total	7,789	8,018

(1)	Iceland accounts for 778 FTE (2022: 835 FTE) excluding 3rd party workers.

Moreover, the following table shows by geography the number of Marel’s average FTEs for FY21 and FY20.

Employees in FTEs	2021	2020

Europe, Middle East and Africa(1)	4,777	4,263
Americas	1,466	1,471
Asia and Oceania	402	343

Employees	6,645	6,077

3rd party workers	495	387

Total	7,140	6,464

(1)	Iceland accounts for 695 FTE (2020: 680 FTE).

The increase in the average number of FTEs per year from the year ended 31 December 2021 to the year ended 31 December 2023, owing in part to Marel’s acquisition of Wenger, combined with temporary workers and outsourcing, when necessary, has enabled Marel to improve its operations and customer relations while managing its staff costs.

Some Marel employees in Europe are unionized, mainly manufacturing personnel. For example, Marel employees in the Netherlands, Denmark and Iceland participate in a multi-employer union plan, which is determined in accordance with the collective bargaining agreements effective for the industry in which Marel operates. Marel has not experienced any major strikes in the last three years.

Once a hire has been made, Marel focuses on retaining talented employees. Active learning and career development programs groom candidates for leadership positions, and Marel’s remuneration policy is designed to attract, motivate and retain talented employees. In the year ended 31 December 2023, Marel’s employee turnover rate rose to 14.9%, compared to 13.3% and 11.4% in the years ended 31 December 2022 and 2021, respectively.

Marel maintains various pension plans covering the majority of its employees. Marel’s pension costs for the year ended 31 December 2023 were EUR 43.7 million, which included defined contribution plans as well as a pension plan based on a multi-employer union plan.

Marel is committed to respecting the rights of all employees to freedom of association and collective bargaining without discrimination, as established in the International Conventions adopted by the International Labour

Organisation, Freedom of Association and Protection of the Right to Organise Convention (C. 87), and the Right to Organise and Collective Bargaining Convention (C.98). Marel seeks to ensure that all of it employees and those of its business partners directly associated with Marel’s services, products and operations can exercise these rights.

12.9.2	Health and Safety

Providing a healthy and safe working environment for all employees, contractors and visitors working in its facilities is a top priority for Marel. Marel’s manufacturing and distribution facilities and service and maintenance personnel use industrial machinery to produce, assemble the parts of and maintain and service its processing systems. Employees interacting with such machinery face a risk of injury and may incur long-term medical costs as a result of other aspects of the work environment, which injury or costs could result in legal liability or increased personnel costs for Marel. To address these risks, Marel has implemented a global health, safety and environment policy. Local management of all Marel entities is responsible for ensuring that local processes and procedures are in compliance with Marel’s global health, safety and environment policy and local occupational safety laws and regulations in the jurisdictions where Marel operates. In addition, Marel has a dedicated global health, safety and environment team, which monitors compliance with its health, safety and environment policy and facilitates improvements.

In the periods under review, Marel’s employees had zero accidents with fatalities or severe injuries. Further, Marel’s efforts over the last five years to standardize implementation of HSE across the company have resulted in a reduction of both the total recordable injury rate and absolute number of injuries over the same period, with some locations being recognized as incident free for over 12 months. Starting from a total recordable injury rate of 1.24 per 100 employees in 2019, the rate decreased to 0.91 in 2020, 0.78 in 2021, 0.67 in 2022 and increased slightly to 0.74 in 2023.

12.9.3	Shareholding and stock options

Below is information on the number of Marel Shares and share options, as of 31 December 2023, of the Marel Board and the Marel Executive Officers (including their financially linked parties), as applicable.

Name	Shares	Share options
Board of Directors
Arnar Þór Másson, Chairman	250,000	0
Ólafur S. Guðmundsson, Vice Chairman	1,705,427	0
Svafa Grönfeldt	0	0
Ástvaldur Jóhannsson	4,900	0
Ton van der Laan	0	0
Ann Savage	0	0
Lillie Li Valeur	0	0
Executive Management
Árni Sigurðsson, CEO	650,834	1,109,000
Sebastiaan Boelen, CFO	0	0
Davíð Freyr Oddsson, CHRO	425,898	417,000

12.10	Regulatory Environment and Environmental Matters

12.10.1	Regulatory Environment

The goods that Marel produces and the services it provides are subject to regulation and, in certain instances, supervision by various regulatory bodies, in particular in relation to industrial, health, safety and environmental standards. Existing laws and regulations, as well as potential future changes in such legal frameworks or the interpretation or enforcement of such, influence how Marel operates its business. Marel must comply with, and is affected by, these various regulations, which may reduce its operational flexibility and negatively affect its business. Marel’s failure to comply with these regulations, in particular those relating to the environment and health and safety, could result in the imposition of penalties and reputational damage, which could have a material adverse effect on Marel’s business, results of operations and financial condition.

Marel’s international activities increase the compliance risks associated with economic and trade sanctions, anti-corruption and anti-money laundering laws, antitrust laws and other regulations imposed by the United States, the EU and other jurisdictions.

Marel operates in over 30 countries around the world and serves customers across six continents, which increases its compliance risks, including, but not limited to, the following areas:

•

Trade Restrictions – Government policies on international trade and investment such as import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocs, can affect the demand for Marel’s products and services, impact the competitive position of its products, prevent it from being able to sell or increase the cost of selling products in certain countries or raise the cost of some of its inputs such as stainless steel. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs or new barriers to entry, in countries where Marel sells large quantities of products and services could negatively impact its business, results of operations and financial condition. For example, a government’s adoption of “buy national” policies or retaliation by another government against such policies could have a negative impact on Marel’s results of operations, both directly and indirectly if its customers are affected. Marel’s business activities are also subject to economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control and regulatory authorities in other countries in which Marel operates or makes sales. If Marel fails to comply with these laws and regulations, Marel and certain of its employees could be subject to civil or criminal penalties and reputational harm. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions laws in the U.S. and other countries prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. Although Marel takes precautions to prevent transactions with sanction targets, the possibility exists that Marel could inadvertently provide its products or services to persons prohibited by sanctions. This could result in negative consequences for Marel, including government investigations, penalties, difficulty obtaining external financing or reputational harm.

•

Anti-Corruption and Anti-Money Laundering Laws – Because Marel has subsidiaries incorporated in the United States and serves customers there, it is potentially subject to the U.S. Foreign Anti-Corrupt Practices Act of 1977, which prohibits it from making corrupt payments to foreign officials to obtain or retain business anywhere in the world. In addition, Marel must ensure compliance with U.S. anti-money laundering laws and a number of other anti-corruption laws and conventions in force in and among other jurisdictions, including the OECD’s Anti-Bribery Convention, the UN Convention against Corruption, the Organization of American States Inter-American Convention against Corruption, and the Council of Europe’s Criminal and Civil Law Conventions on Corruption, among others. Any failure or apparent failure to comply with these or other laws or conventions could expose Marel to criminal or civil investigation, penalties or other enforcement measures that would be costly and generate adverse publicity.

•

Antitrust Laws – The European Commission, Europe’s national competition authorities, the U.S. Department of Justice and other competition regulators in the jurisdictions where Marel operates may have the power to block Marel from engaging in certain strategic acquisitions. Marel may also be subject to investigations, fines and approvals by those regulators and authorities which could delay or increase the costs of executing its growth strategy.

Any alleged or actual violations of these laws and/or other regulations may subject Marel to government scrutiny, investigation and civil and criminal penalties, and may limit Marel’s ability to import supplies from or export its products to certain markets, to conduct business with certain suppliers, agents or customer and to pursue strategic acquisitions. Moreover, Marel relies to a limited extent on sales agents, particularly in countries where Marel has less established operations and customer networks, which increases compliance risk and compliance costs associated with vetting these agents to verify compliance with applicable laws and regulations. In addition, Marel is subject to laws regarding privacy, data protection, cybercrime, confidentiality and disclosure requirements, recordkeeping and financial reporting, price controls and exchange controls which may cause it to incur significant compliance costs. The nature, scope or effect of future regulatory requirements to which Marel’s operations might be subject or the manner in which existing laws might be administered or interpreted is unforeseeable and could have a material adverse effect on Marel’s business, results of operations and financial condition.

12.10.2	Disruptions

Ongoing disruptions

For the year ended 31 December 2023, Marel generated revenues of approximately EUR 15.1 million, EUR 311 thousand and EUR 13.8 million in Russia, Belarus and Ukraine, respectively (representing in the aggregate 1.7% of total revenue), as compared to EUR 44.6 million, EUR 334 thousand and EUR 8.1 million (or an aggregate 3.9% of total revenue) for the year ended 31 December 2021. Following Russia’s invasion of Ukraine in 2022, Marel ceased equipment sales activity in Russia and did not generate any new Equipment revenue in Russia for the year ended 21 December 2023, as compared to Equipment revenue of EUR 28.4 million for the year ended 31 December 2021.

Marel continues to conduct business in Russia through a wholly-owned subsidiary in Russia and in the fiscal year ended 31 December 2023, provided services and spare parts to Russian customers under existing SLAs and finalized outstanding Russian projects, as permitted under applicable US and EU sanctions. Marel may face risks associated with maintaining its subsidiary in Russia, or with any international operations in Russia or Belarus, including risks associated with its compliance with evolving international sanctions and potential reputational harm as a result of operations in Russia or Belarus. While Marel has policies and procedures in place designed to ensure compliance with applicable sanctions and trade restrictions, its employees or agents may take actions in violation of such policies and applicable law, and Marel could be held ultimately responsible. If Marel is held responsible for a violation of US or EU sanctions laws, it may be subject to various penalties, any of which could have a material adverse effect on its business, financial condition or results of operations.

In addition, Marel may in the future choose or be required to further limit or cease operations in Russia and/or Belarus entirely, in which case Marel will no longer receive revenue from those operations. Marel could also incur expenses as a result of the process of shutting down operations in Russia.

Theoretical disruptions

Marel’s global operations cover manufacturing in the Netherlands, the United States, Iceland, Denmark, the United Kingdom, Brazil and Slovakia and sales of equipment, systems, software and services around the world, including in countries with political and economic instability. Some countries have greater political and economic volatility and greater vulnerability to infrastructure and labor disruptions than others. Operating and seeking to expand business in a number of different regions and countries exposes Marel to a number of risks, including but not limited to:

•	multiple and potentially conflicting laws, regulations and policies that are subject to change;

•	burdens and costs of complying with foreign laws, treaties, and technical standards (e.g., export licenses and product certifications, such as the EU’s “CE” mark) and changes in those regulations;

•	imposition of currency restrictions, restrictions on repatriation of earnings, capital controls (including in Iceland) or other restraints;

•	nationalization, expropriation, or seizure of assets;

•	foreign ownership restrictions;

•	transportation delays and interruptions;

•	national and international conflict;

•	acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East;

•	monitoring of local management and employees; and

•	political and economic instability or civil unrest that may severely disrupt economic activity in affected countries.

Marel is exposed to these events directly, because of its own manufacturing and distribution facilities around the world, but also indirectly through its customers’ exposure to such risks. When Marel’s customers are exposed to political or regulatory uncertainty or social instability, they may be inclined to reduce or limit investment in their processing facilities until greater certainty about their future operating environment can be achieved. Reduced or limited investment by its customers negatively affects Marel’s Equipment revenues. Thus, the direct and indirect repercussions of the occurrence of one or more of these events could have a material adverse effect on Marel’s business, results of operations and financial condition.

12.10.3	Environmental Matters

For more than four decades, Marel has pursued a simple but important mission: to transform the way food is processed. Marel has collaborated with all key stakeholders in making the food industry more sustainable. Today, Marel’s stakeholders are more attuned than ever to their role in promoting sustainable development throughout the food value chain. Marel aims to empower them, guiding the industry toward positive progress. Marel’s consistent dedication to sustainability and ESG has built a strong foundation to meet its stakeholders’ increasing expectations in 2024. Marel is seeing consumer demand for sustainable food processing grow as upcoming regulations add structure and transparency to ESG reporting and push large companies to make disclosures on the environmental and social impacts of their entire value chain. In 2024, Marel will continue to help customers understand and optimize their environmental and social impact and identify sustainability opportunities and risks.

Marel became a signatory to the United Nations Global Compact in 2015 and has been an active participant ever since. Marel continues to drive decisions with a focus on the following UN Sustainable Development Goals to benefit people, the planet and its operations:

•	End hunger, achieve food security and improved nutrition and promote sustainable agriculture.

•	Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation.

•	Ensure sustainable consumption and production patterns.

Marel is committed to being net-zero by 2040. To drive and monitor its progress in the medium term, Marel launched a five-year sustainability program, running from 2022 until the end of 2026. It set ambitious ESG targets to guide Marel and the food processing industry on a more sustainable path. In 2023, Marel carried out a double materiality assessment in line with the Corporate Sustainability Reporting Directive to ensure its sustainability efforts are focused on the issues most material to Marel. The assessment outcomes bolster Marel’s five-year sustainability program, confirming and deepening Marel’s focus on topics such as climate change, energy and waste while broadening its scope of disclosures to include the topics of food waste, animal wellbeing and circular economy. Marel has started aligning its sustainability reporting, policies and risk management framework with the CSRD to ensure compliance for the financial year 2024. Marel’s commitment to being net-zero by 2040 aligns with the goal of the Paris Agreement to limit global temperature increase.

Marel is on track to meet its emission reduction targets. Between 2021 and 2023, Marel lowered its Scope 1 and 2 carbon emissions by 18% and Scope 3 by 17%. Driven largely by the Marel Green Electricity Procurement policy, Marel’s total market-based Scope 2 carbon emissions saw a significant decrease of 47% from 2021. Marel’s key carbon reduction projects align with its broader sustainability goals. Each project is interrelated across categories to help Marel meet Marel’s environmental footprint specific objectives on its journey to sustainability.

Marel’s Innovation team is committed to minimizing food waste through the development of advanced technologies like digitalization, automation and robotics. By creating solutions that increase yield, reduce product giveaway and enhance food quality, Marel enables food processors to significantly reduce the waste of food and valuable raw materials. Many of Marel’s customers operate in water scarce regions, increasing this pressure even more. To address their needs, Marel’s portfolio includes water treatment facilities that can be customized to meet specific processing, spatial and regulatory requirements. This enables Marel’s customers to reliably treat wastewater to safe levels for recycling, reuse and release. For product development, Marel has introduced a Sustainability Scorecard through which all innovations are tracked and measured on sustainability parameters including food quality, employee health and safety, and minimizing food waste. All innovations at Marel must improve on at least one sustainability aspect to be brought to market.

Marel’s sizeable procurement spend and the several thousand suppliers in its global supply chain mean Marel can have a considerable positive impact on sustainability. Marel’s responsible supply chain program focuses on improving the environment, energy use, waste management, health and safety, and ethical and social conduct across all Marel manufacturing locations and supplier partnerships worldwide.

Marel places high priority on sustainable sourcing of materials. Marel works closely with suppliers to reduce any negative societal and environmental impacts associated with developing, producing and delivering its solutions and spare parts. Supplier engagement and due diligence are central to these efforts. In 2022, Marel published the Marel Supplier Code of Conduct, which procurement partners are required to sign and comply with. Marel also installed a responsible sourcing team to monitor supplier compliance and to encourage suppliers to join its EcoVadis initiative.

Marel closely monitors waste management across its operations. Continuous data collection and analysis of waste streams gives Marel a clear understanding of where it can advance the efficiency of its waste management policies and systems. All Marel’s major manufacturing locations report with standardized metrics that help improve the total volume of waste Marel reuses and recycles globally and minimize its carbon footprint. In 2023, Marel began a key initiative in its waste reduction plan, working to increase its recycling of the process by-product. The results at Marel’s sites in Guaporé, Oberlahr and Kehl have been promising, and Marel will further develop the pilot in 2024.

13.  MATERIAL CONTRACTS

13.1	JBT’s Material Contracts

In addition to the Transaction Agreement and the Bridge Credit Agreement described elsewhere in this Prospectus, JBT is party to the following material contracts:

Amended and Restated Credit Agreement, dated 14 December 2021

The Credit Agreement provides for a $1.3 billion revolving credit facility that matures in December 2026. Revolving loans under the credit facility bear interest, at JBT’s option, at 1) the secured overnight financing rate (“SOFR”) (subject to a floor rate of zero) plus 10 basis points, or 2) an alternative base rate (which is the greater of Wells Fargo’s prime rate, the Federal Funds Rate plus 50 basis points, or SOFR (subject to a floor rate of zero) plus 1.1%, plus, in each case, a margin dependent on the leverage ratio.

On 17 May 2024, JBT entered into the Second Amendment, which, among other things, amends certain of the negative and financial covenants in the Credit Agreement and expressly permits the Transaction.

JBT is required to make periodic interest payments on borrowed amounts and to pay an annual commitment fee of 0.15-0.30%, depending on its leverage ratio. As of 31 December 2023, JBT had $250.0 million drawn on and $1,043.8 million of availability under the revolving credit facility. The ability to use this availability is limited by the leverage ratio covenant described below.

The obligations under the Credit Agreement are guaranteed by the Guarantors. The obligations under the Credit Agreement are secured by a first-priority security interest in substantially all of the Guarantor’s tangible and intangible personal property and a pledge of the capital stock of permitted borrowers and certain Guarantors.

JBT’s credit facility includes restrictive covenants that, if not met, could lead to renegotiation of its credit facility, a requirement to repay its borrowings, and/or a significant increase in its cost of financing. Restrictive covenants include a minimum interest coverage ratio, a maximum leverage ratio, as well as certain events of default.

The foregoing descriptions of the Credit Agreement and Second Amendment do not purport to be complete and are qualified in their entirety by reference to the Credit Agreement, which is filed as Exhibit 10.1 to the JBT 2023 10-K, and the Second Amendment, which is filed as Exhibit 10.1 to JBT’s Current Report on Form 8-K as filed with the SEC on 20 May 2024.

Trademark License Agreement, dated 31 July 2008

On 31 July 2008, JBT and FMC Technologies, Inc. (“FTI”) entered into a Trademark License Agreement (the “Trademark License Agreement”). The Trademark License Agreement allows JBT to use certain trademarks owned or licensed by FTI after JBT’s spin-off from FTI, which was consummated on 31 July 2008 (the “Spin-Off”). This agreement allows the continued use of the trademarks on JBT’s installed base of equipment at the time of the Spin-Off indefinitely. Promptly following termination of JBT’s rights to utilize FTI’s trademarks, JBT is required either to destroy any materials in its possession that include the licensed trademarks or to label items that are not removable or destroyable in a manner that clearly indicates the owner of the trademark.

The license is worldwide, royalty-free and non-exclusive, and generally is non-assignable. Under the Trademark License Agreement, JBT agrees that the licensor retains full ownership of the trademarks, and that it will comply with all applicable laws and ensure that its use of the other parties’ trademarks meets or exceeds the quality standards of the licensor. JBT and FTI each agree to indemnify the other for any breach of the Trademark License Agreement and for any liability related to or arising from such party’s use of the trademarks.

The foregoing description of the Trademark License Agreement does not purport to be complete and is qualified in its entirety by reference to the Trademark License Agreement, which is filed as Exhibit 10.2 to the JBT 2023 10-K.

Trademark Assignment and Coexistence Agreement, dated 31 July 2008

On 31 July 2008, JBT and FTI entered into a Trademark Assignment and Coexistence Agreement (the “Trademark Assignment and Coexistence Agreement”) in which FTI’s ownership rights in the “Bean,” “John Bean” and related trademarks generally were transferred to JBT for JBT’s exclusive use in its business. Under the Trademark Assignment and Coexistence Agreement, FTI retains the ownership of such trademarks to the extent used in connection with pumps manufactured, used, sold, leased or otherwise disposed of by FTI’s existing energy business. JBT agrees in the Trademark Assignment and Coexistence Agreement not to use the trademarks in connection with the businesses for which FTI has retained ownership, and FTI agrees to limit its use to such businesses.

The foregoing description of the Trademark Assignment and Coexistence Agreement does not purport to be complete and is qualified in its entirety by reference to the Trademark Assignment and Coexistence Agreement, which is filed as Exhibit 10.3 to the JBT 2023 10-K.

Stock and Asset Purchase Agreement, dated 26 May 2023

On 26 May 2023, JBT, AeroTech and Oshkosh Corporation, a Wisconsin corporation (“Oshkosh”), entered into a Stock and Asset Purchase Agreement (the “AeroTech Purchase Agreement”), pursuant to which, subject to the terms and conditions set forth therein, JBT agreed to sell AeroTech and certain related assets and liabilities to Oshkosh for approximately $800 million in cash, subject to certain adjustments set forth in the AeroTech Purchase Agreement. The sale closed on 1 August 2023.

Limited Consent and Release, dated 9 June 2023

On 30 May 2023, JBT announced that JBT, AeroTech and Oshkosh entered into the AeroTech Purchase Agreement, pursuant to which, subject to the terms and conditions set forth therein, JBT agreed to sell AeroTech and certain related assets and liabilities to Oshkosh. On 9 June 2023, JBT, the Offeror, the lenders party thereto (the “Lenders”), and Wells Fargo Bank, National Association, as administrative agent for the Lenders the (“Administrative Agent”), entered into a Limited Consent and Release (the “Limited Consent”) to the Credit Agreement, pursuant to which the Lenders and the Administrative Agent (a) provided a consent to the transaction to the extent required under the terms of the Credit Agreement and (b) agreed to (x) release and discharge each of AeroTech and JBT Lektro, Inc. from their respective obligations as a subsidiary guarantor and (y) release and terminate all liens, encumbrances, pledges and security interests granted by such entities pursuant to the Credit Agreement.

The foregoing description of the Limited Consent does not purport to be complete and is qualified in its entirety by reference to the Limited Consent, which is filed as Exhibit 10.1A to the JBT 2023 10-K.

The description of the AeroTech Purchase Agreement herein does not purport to be complete and is subject to, and qualified in its entirety by reference to the AeroTech Purchase Agreement, which is filed as Exhibit 2.2 to the JBT 2023 10-K.

Indenture and Notes

On 28 May 2021, JBT closed the Notes Offering. The Notes were issued pursuant to the Indenture.

Interest on the Notes is payable semi-annually in arrears on 15 May and 15 November of each year, at a rate of 0.25% per year. The Notes will mature on 15 May 2026 unless earlier converted, redeemed or repurchased. The initial conversion rate for the Notes is 5.8958 JBT Shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $169.61 per JBT Share), subject to adjustment.

JBT may not redeem the Notes prior to 20 May 2024. On or after 20 May 2024, JBT may redeem for cash all or any portion of the Notes, at its option, if the last reported sale price of the common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which JBT provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. If JBT redeems less than all the outstanding Notes, at least $100 million aggregate principal amount of Notes must be outstanding and not subject to redemption as of the relevant redemption notice date.

Holders may convert their Notes under the following conditions at any time prior to the close of business on the business day immediately preceding 15 February 2026 in multiples of $1,000 principal amount, only under the following circumstances:

•

during any calendar quarter commencing after the calendar quarter ending on 30 September 2021 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•

during the five business day period after any ten consecutive trading day period (the “Measurement Period”) in which the trading price per $1,000 principal amount of Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate on each such trading day;

•

if JBT calls such Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Notes called (or deemed called) for redemption; or

•	upon the occurrence of certain corporate events, as specified in the Indenture.

In addition, holders may convert their Notes, in multiples of $1,000 principal amount, at their option at any time on or after 15 February 2026, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the Notes, without regard to the foregoing circumstances.

Upon the occurrence of a fundamental change (as defined in the Indenture), subject to certain conditions, holders of the Notes may require JBT to repurchase for cash all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof, at a repurchase price of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or convert its notes called (or deemed called) for redemption during the related redemption period, as the case may be.

The Indenture contains customary covenants and events of default.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act. The Notes and any JBT Shares issuable upon conversion have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

The foregoing summary of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture and form of Note, which are attached as Exhibit 4.5 to the JBT 2023 10-K and Exhibit 4.2 to JBT’s Current Report on Form 8-K filed with the SEC on 28 May 2021, respectively.

Convertible Bond Hedge Transactions and Warrants

In connection with the pricing of the Notes, JBT entered into the Hedge Transactions with the option counterparties. The Hedge Transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of JBT Shares underlying the Notes. Concurrently with entering into the Hedge Transactions, JBT also entered into Warrant Transactions with the option counterparties whereby it sold to the option counterparties Warrants to purchase, subject to customary anti-dilution adjustments, up to the same number of JBT Shares.

The Hedge Transactions are expected generally to reduce the potential dilution upon conversion of the Notes and/or offset any cash payments JBT is required to make in excess of the principal amount of converted Notes, as the case may be, in the event that the market price per JBT Share, as measured under the terms of the Hedge Transactions, is greater than the strike price of the Hedge Transactions, which initially corresponds to the conversion price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes. If, however, the market price per JBT Share, as measured under the terms of the Warrant Transactions, exceeds the strike price of the Warrants, there would nevertheless be dilution to the JBT Shares to the extent that such market price exceeds the strike price of the warrants unless, subject to the terms of the Warrants, JBT elects to cash settle the Warrants.

JBT will not be required to make any cash payments to the option counterparties or their affiliates upon the exercise of the options that are a part of the Hedge Transactions, but JBT will be entitled to receive from them a number of JBT Shares, an amount of cash or a combination thereof generally based on the amount by which the market price per share of the common stock, as measured under the terms of the Hedge Transactions, is greater than the strike price of the Hedge Transactions during the relevant valuation period under the Hedge Transactions. Additionally, if the market price per JBT Share, as measured under the terms of the Warrant Transactions, exceeds the strike price of the Warrants during the Measurement Period at the maturity of the Warrants, JBT will owe the option counterparties a number of JBT Shares or, if it so elects, subject to certain conditions, cash, in an amount based on the excess of such market price per JBT Share over the strike price of the Warrants.

The Hedge Transactions and the Warrant Transactions are separate transactions entered into by JBT with the option counterparties, are not part of the terms of the Notes and will not change the holders’ rights under the notes. Holders of the Notes will not have any rights with respect to the Hedge Transactions or the Warrant Transactions.

The foregoing summary of the Hedge Transactions and the Warrant Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the form of bond hedge confirmation and form of warrant confirmation, which are attached as Exhibits 4.3 and 4.4, respectively, to the JBT 2023 10-K.

13.2	Marel’s Material Contracts

Aside from the Transaction Agreement described elsewhere in this prospectus Marel has entered into the following material contracts outside the ordinary course of business in the years 2020-2024.

Amended and Restated Revolving Credit Agreement, dated 5 February 2020

On 5 February 2020, Marel entered into an Amended and Restated Multi Currency Sustainability linked Revolving Credit Agreement (the “Revolver”) with HSBC France, as administrative agent, and the other lenders party thereto. The Revolver provides for a €700 million revolving credit facility that originally matured in February 2025 but has been extended to February 2027. Revolving loans under the credit facility can be denominated in EUR, USD or GBP and bear interest of base rate (ERIBOR, SOFR, or SONIA, subject to a floor rate of zero) plus 80 basis points margin on inception, margin dependent on the leverage ratio.

Marel is required to make periodic interest payments on borrowed amounts and to pay an annual commitment fee of 30% of the applicable margin and utilization fee of 0.075%-0.3%, depending on its leverage ratio and utilization level. As of 31 December 2023, Marel had €372.0 million drawn and €11.5 million utilized for bank guarantees, leaving €316.5 million of availability under the revolving credit facility. The ability to use this availability is limited by the leverage ratio covenant described below.

The obligations under the Credit Agreement are guaranteed by Marel domestic and certain foreign subsidiaries and subsequently formed or acquired subsidiaries (collectively, the “Guarantors”). The obligations under the Credit Agreement are not secured by any assets of the group.

Marel’s credit facility includes restrictive covenants that, if not met, could lead to renegotiation of its credit facility, a requirement to repay its borrowings, and/or a significant increase in its cost of financing. Restrictive covenants include a minimum interest coverage ratio, a maximum leverage ratio, as well as certain events of default.

Amended and Restated $300 million Term Loan, dated 2 November 2022

On 2 November 2022, Marel signed a $300.0 million term loan with the same group of banks as the EUR 700.0 million revolving facility mentioned above. The original term is for 3 years with final maturity on the 2 November 2025, and included two uncommitted 1 year extension options.

Initial interest terms are SOFR +250bp and will vary in line with Marel’s leverage ratio.

The term loan includes the same restrictive covenants as the Revolver.

Amended and Restated €300 million Term Loan, dated 17 July 2023

On 17 July 2023, Marel signed a €150.0 million term loan with largely the same group of banks as the EUR 700.0 million revolving facility mentioned above. The original term final maturity is on the 2 November 2025, and included two uncommitted 1 year extension options.

Initial interest terms are EURIBOR +205bp and will vary in line with Marel’s leverage ratio.

The term loan includes the same restrictive covenants as the Revolver.

Membership Interest Purchase Agreement, dated 27 April, 2022.

On 27 April, 2022, Marel USA Holding, Inc. and Wenger Holding, Inc. entered into the Wenger Membership Interest Purchase Agreement (MIPA), pursuant to which, subject to the terms and conditions set forth therein, the shareholders of Wenger Holding agreed to sell all of the membership interests in Wenger Manufacturing, LLC. to Marel for approximately $540 million, subject to certain adjustments set forth in the MIPA.

The transaction, which was unanimously approved by the Marel Board, was subject to the satisfaction or waiver of certain customary closing conditions, including, among other things: (i) shareholder approval of Wenger, (ii) the expiration or termination of the waiting period applicable to the transaction under the Hart-Scott-Rodino, Antitrust Improvements Act of 1976, (iii) the absence of any applicable law or injunction enjoining or otherwise prohibiting the consummation of the transaction, and (iv) the performance by each party of its obligations and covenants in all material respects.

The Wenger MIPA contains customary representations, warranties, and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the MIPA. The covenants relate to, among other things: (i) Wenger’s obligation to operate its business in all material respects in the ordinary course between the execution of the MIPA and the closing of the transaction, and (ii) customary non-compete and non-solicitation agreements.

The transaction was successfully closed on 9 June, 2022, following the satisfaction of all closing conditions.

14.  TREND INFORMATION

14.1	JBT

14.1.1	Significant Trends

JBT introduced its Elevate 2.0 strategy in March of 2022 with a focus on organic growth, margin enhancement, digital transformation, and M&A. As part of the Elevate 2.0 strategy, JBT chose to pursue a pure-play food and beverage technology strategy and sold its former AeroTech business unit.

JBT expects to benefit from secular trends across various end markets, including higher protein consumption (in particular poultry consumption), the desire to spend less time preparing as a result of busy lifestyles, the manufacturing needed for increased automation as labor becomes a scare resource, continued need for food safety, global push to advance sustainability and reduce food waste, and constantly changing consuming preferences and dietary shifts. Beyond these positive secular trends, JBT sees opportunity to grow its revenue through increased cross-selling, innovative new product development, continued penetration into attractive geographies, and advancing its aftermarket wallet share capture for aftermarket parts, consumables, service, and leases. Moreover, JBT introduced its OmniBlu™ digital software solution in 2022, which focuses on improving customer throughput through more efficient operations, smart insights, and production alerts; maintenance manager for proactive service to improve uptime; and frictionless parts and service through an e-commerce portal. The product is continuing to gain acceptance in the market and is currently rolled out on 6 products lines. The differentiated product capabilities not only improve our customers’ capabilities, but also makes it easier to do business with JBT. As a result of the OmniBlu™ product, JBT sees opportunities to increase its aftermarket wallet share capture.

Through the first quarter of 2024, JBT’s revenue growth has been negatively impacted by foreign exchange that was not contemplated in the original forecast, as well as by lower demand from the North American poultry market. However, JBT’s quoting activity for North American poultry solutions is increasing as of recently and is expected to translate to improved order activity beginning in the second quarter of 2024. Moreover, JBT experienced typical seasonal declines in revenue and earnings from fourth quarter of 2023. Demand was healthy for ready meals, convenience foods, and fruit and vegetables applications with select softness in North America, including timing of warehouse automation orders and continuation of the slower investment profile in the poultry market. Looking ahead, JBT expects to deliver top line growth in 2024 driven by its organic growth initiatives and an expected improvement in North American poultry investments JBT’s margins are expected to increase during 2024 as it realizes benefits from its strategic sourcing initiatives, restructuring program savings, and continuous improvement efforts.

JBT expects approximately 200 basis points of margin improvement for the core business in the medium-term primarily through continuous improvement efforts and supply chain initiatives. JBT’s continuous improvement mindset is guided by its Business Operating System, which focuses on strategy deployment, Kaizen and Lean tools, and root problem solving and daily management. Additionally, JBT is early in its supply chain journey and has opportunities to reduce costs through supply base consolidation, value add/value engineering processes, make vs. buy decisions, and best cost country sourcing. With the improvement in component shortages and the sale of AeroTech, JBT’s supply chain resources can focus on the pure-play business and strategic sourcing strategy. As of the first quarter of 2024, JBT achieved its sixth consecutive quarter of margin improvement. For the full year 2024, JBT is guiding to an adjusted EBITDA margin range of 17.0 – 17.5%, which represents approximately 85 basis points of year-over-year improvement at the midpoint of guidance.

14.1.2	Significant Changes in Financial Performance

No significant changes in the financial performance of the JBT have taken place since the end of the last financial period. See the following information from the JBT Q1 2024 10-Q:

	Three Months Ended 31 March
(In millions, except per share data)	2024	2023
Revenue:
Product revenue	$355.4	$346.5
Service revenue	36.9	42.0

Total revenue	392.3	388.5
Operating expenses:
Cost of products	230.5	230.9
Cost of services	21.5	24.7
Selling, general and administrative expense	110.1	103.7
Restructuring expense	1.1	0.8

Operating income	29.1	28.4
Pension expense, other than service cost	1.0	0.2
Interest income	5.7	1.0
Interest expense	2.9	7.5

Income from continuing operations before income taxes	30.9	21.7
Income tax provision	8.1	4.6
Equity in net earnings of unconsolidated affiliate	(0.1)	—

Income from continuing operations	22.7	17.1
Income from discontinued operations, net of taxes	0.1	10.1

Net income	$22.8	$27.2

Basic earnings per share from:
Continuing operations	$0.71	$0.53
Discontinued operations	—	0.32

Net income	$0.71	$0.85

Diluted earnings per share from:
Continuing operations	$0.71	$0.53
Discontinued operations	—	0.32

Net income	$0.71	$0.85

14.1.3	Other Trends, Uncertainties, Demands, Commitments or Events

Demand for JBT’s equipment, solutions, software and services is impacted by trends in underlying global consumer demand for food & beverages, which in turn drives levels of investment made by JBT’s broad customer base. Processors of proteins, ready-to-eat meals, fruits, vegetables, plant-based meat alternatives, dairy, bakery, pet foods, soups, sauces and juices have historically responded to sustained increases in consumption trends driven by population growth and a growing middle class, coupled with changing consumer preferences and diets, and concerns around food safety and traceability, by investing in capacity expansion, efficiency improvements and modernization. Such investments positively impact JBT’s volumes and value of systems and equipment sales.

During the periods under review, JBT’s equipment revenues, which comprise revenues from large projects as well as sales of standard equipment, replacements and upgrades, have been positively impacted by underlying sustained growth in overall food & beverage demand as a result of population growth and urbanization, and evolving consumer trends and evolving preferences and diets which in turn drive food & beverage production growth and, in developing markets, a shift from low volume and/or subsistence-based agriculture to large-scale industrial manufacture of food & beverages. In developing markets, JBT has primarily experienced investment in new line additions and capacity expansions whereas in developed markets JBT has benefitted from capacity expansion and efficiency investments by food processors as they seek to increase the levels of automation in their production facilities to increase yield, throughput while also addressing their sustainability goals.

In addition, JBT’s equipment revenues are affected by other secular trends in the global market for food & beverages, as consumers and regulators are increasingly focused on food safety and sustainability, traceability, health and wellness. These developments have contributed to a growing demand from food processors for JBT technology solutions that enable them to improve equipment uptime, monitoring and compliance needs.

Lastly, similar to Marel, there are a number of technological, economic and consumer trends that represent significant opportunities for JBT’s future growth. The general scarcity of skilled labor and upward pressure on wages, combined with a push from retailers to reduce costs, drives food processors’ demand for increased yield and throughput. Consumers are demanding an increased number of different food products resulting in food product innovation and proliferation of SKUs.

However, notwithstanding the above, JBT’s business may be adversely affected by changes in current or future national or global economic conditions, including lower growth rates or recession, high unemployment, rising interest rates, limited availability of capital, decreases in consumer spending rates, the availability and cost of energy, tightening of government monetary policies to contain inflation and the effect of government deficit reduction, sequestration, and other austerity measures impacting the markets JBT serves. Any such changes could adversely affect the demand for JBT’s products or the cost and availability of our required raw materials, which can have a material adverse effect on JBT’s financial results. Furthermore, because different food types and food packaging can quickly go in and out of style as a function of dietary, health, convenience, or sustainability trends, food processors can be challenged in accurately forecasting their needed manufacturing capacity and the related investment in equipment and services. Rising food and other input costs, and recessionary fears may negatively impact JBT’s customer’s ability to forecast consumer demand for protein products or processed food products and as a result negatively impact JBT’s customer’s demand for JBT’s goods and services. A demand shift away from protein products or processed foods could have a material adverse effect on JBT’s business, financial condition, results of operations, and cash flows. While the aforementioned factors represent the most impactful risks to JBT results, refer to section 1.4 for a listing of other risk factors which may impact JBT’s financial performance.

14.2	Marel

Demand for Marel’s equipment, solutions, software and services is impacted by trends in underlying global consumer demand for protein, which in turn drives levels of investment by Marel’s customer base. Processors of protein have historically responded to sustained increases in demand for, and prices of, protein, together with consumer concerns around food safety and traceability, by investing in capacity expansion, efficiency improvements and modernization. Such investments positively impact Marel’s volumes and value of systems and equipment sales.

During the periods under review, Marel’s Equipment revenues, which comprise revenues from greenfield and large projects and sales of standard equipment and modernizations, have been positively impacted by underlying growth in protein demand as a result of population growth and urbanization, which in turn drive protein production growth and, in developing markets, a shift from backyard farming to large-scale commercial livestock farming. In developing markets, these developments have predominantly driven investments in greenfield projects and capacity expansions whereas in developed markets these developments have driven capacity and efficiency investments by food processors as they seek to increase the levels of automation in their production facilities to increase yield and throughput.

In addition, Marel’s Equipment revenues are affected by other secular trends in the global market for protein, as consumers and regulators are increasingly focused on food safety and sustainability, traceability, animal wellbeing and health and wellness. These developments have contributed to a robust and growing demand from food processors for technologically-advanced equipment and solutions that enable them to improve monitoring and compliance with increasingly stringent health and safety standards and to reduce the risk of legal and reputational liability from a food contamination incident. Combined with Marel’s market-leading product offerings, these developments have contributed to the growth in Marel’s Equipment revenues during the periods under review.

Lastly, there are a number of technological, economic and consumer trends that represent significant opportunities for Marel’s future growth. The general scarcity of skilled labor and upward pressure on wages, combined with a push from retailers to reduce costs, drives food processors’ demand for increased yield and throughput. Consumers are demanding an increased number of different food products resulting in food product innovation and proliferation of SKUs. Marel can meet these needs by increasing the level of automation and digitalization in the equipment, systems and software it provides. In addition, as Marel´s customers’ processing lines become more sophisticated, demand for SLAs is expected to increase, positively impacting aftermarket revenues.

However, the consumption of animal and plant protein is subject to dietary, health or convenience trends. Accordingly, food processors may have difficulty accurately forecasting their needed manufacturing capacity and the related investment in equipment. For example, in parts of the western world, a popular commitment to animal wellbeing combined with consumption trends towards vegetarianism and veganism may lead to reduced demand for animal protein. If these political or dietary preferences gain widespread acceptance among consumer populations, demand for animal protein by the end consumers of Marel’s customers may suffer a long-term decline. Relatedly, the rise of manufactured meat and meat substitutes may in the long term divert some consumer demand away from processed animal and plant protein, if these products can be successfully commercialized. In the event that a widespread consumer demand shift away from animal protein were to outweigh the growth of active animal and plant protein consumers worldwide, demand for Marel’s systems and services may weaken or there may be a less rapid increase in demand for Marel’s processing systems and services than historical consumption patterns currently suggest. Such a demand shift away from protein products could have a material adverse effect on Marel’s business, results of operations and financial condition.

15.  OPERATING AND FINANCIAL REVIEW OF JBT

The following is a discussion of JBT’s financial condition and results of operations as of 31 March 2024 and for the three months ended 31 March 2024 and 2023 and as of 31 December 2023 and 2022 and for the years ended 31 December 2023, 2022 and 2021.

Marel Shareholders should read the following discussion in conjunction with the section entitled 5 “Presentation of Financial Information” as well as the JBT Q1 2024 10-Q, the JBT Unaudited Condensed Consolidated Financial Statements and the related notes as incorporated by reference into this Prospectus, the JBT 2023 10-K and the JBT Audited Consolidated Financial Statements and the related notes as incorporated by reference into this Prospectus. This discussion may contain forward-looking statements, which are subject to risks and uncertainties, including, but not limited to, certain risks described in the section entitled 1 “Risk Factors” of this Prospectus. Actual results could differ materially from those expressed or implied in any forward-looking statements.

15.1	Financial Condition

15.1.1	Executive Overview

General

JBT is a leading global technology solutions provider to high-value segments of the food and beverage industry. JBT designs, produces, and services sophisticated products and systems for multi-national and regional customers.

JBT operates under the JBT Business System, which provides a level of process rigor across the company and is designed to standardize and streamline reporting and problem resolution processes for increased visibility, efficiency, effectiveness and productivity in all business units.

JBT’s approach to ESG matters builds on its culture and long tradition of concern for its employees’ health, safety and well-being; partnering with JBT’s customers to find ways to make better use of the earth’s precious resources; and giving back to the communities where JBT lives and works. JBT’s equipment and technologies continue to deliver quality performance while striving to minimize food waste, extend food product life, support customer sustainability objectives and maximize efficiency in order to create shared value for JBT’s food and beverage customers. While the majority of JBT’s impact lies within the solutions offered to its customers, JBT’s commitment to environmental responsibility extends to its own operations. JBT strives for its own facilities to operate efficiently and safely, much like the solutions JBT provides to its customers. JBT recognizes its responsibility to make a positive impact on its shareholders, the environment and its communities in a manner that is consistent with JBT’s fiduciary duties. JBT has engaged in structured education for enhancing inclusive leadership skills in its organization designed to ensure more diversity in its leadership and hiring practices.

Q1 2024

During the first quarter of 2024, JBT experienced typical seasonal declines in revenue and earnings from fourth quarter of 2023. Demand was healthy for ready meals, convenience foods and fruit and vegetables applications with select softness in North America, including timing of warehouse automation orders and continuation of the slower investment profile in the poultry market. Looking ahead, JBT continues to expect to deliver top line growth in 2024 driven by its organic growth initiatives and an expected improvement in North American poultry investments. JBT’s margins are expected to increase during 2024 as it realizes benefits from its strategic sourcing initiatives, restructuring program savings and continuous improvement efforts.

2023

JBT’s operational performance was strong in 2023 despite a mixed commercial environment. JBT experienced healthy equipment demand across diverse end markets, including beverages, warehouse automation, and pharmaceuticals and nutraceuticals. Meanwhile, this was offset by the impact of higher interest rates and market dynamics in the poultry industry which affected customers’ investment. JBT’s aftermarket parts and service model remained resilient with year-over-year growth in recurring revenue.

JBT’s operating margins improved meaningfully compared to 2022, driven by improved price-cost realizations, restructuring program savings, and strategic sourcing initiatives.

On 1 August 2023, JBT completed the sale of AeroTech. This sale was completed pursuant to the Stock and Asset Purchase Agreement, dated 26 May 2023, to sell AeroTech to Oshkosh Corporation. This divestiture supports JBT’s strategy to become a pure-play food and beverage solutions provider.

2022

In terms of top–line growth, the commercial environment in 2022 was characterized by strong demand for JBT’s goods and services, particularly in North America. Higher demand in FoodTech was driven primarily by JBT’s customer’s needs for greater capacity, labor savings, yield, food safety and sustainability. On the AeroTech side, JBT continued to experience a strong recovery in its served markets.

Despite significant growth in JBT’s revenues, its operating margins declined due to the challenges associated with supply chain disruptions, high inflation, and labor availability affecting both FoodTech and AeroTech. While the JBT operating system enabled JBT to plan and optimize production efficiency, continued supply chain disruptions and labor shortages often resulted in the stop and start of production based on availability of critical parts and components.

As a result of the war in Ukraine, JBT suspended commercial activities in Russia, Belarus and occupied regions of Ukraine as of March 2022. This consisted of ceasing JBT’s efforts to seek new business opportunities in these areas, as well as suspending any in-process projects to allow for an assessment of its ability to complete those projects and to receive payments in full compliance with applicable sanction programs, and without risk to its personnel and subcontractors. The direct impact of these actions to JBT’s consolidated results of operations were and are expected to remain immaterial. Furthermore, JBT has no direct active operations in any of these countries or regions.

2021

In terms of top–line growth, the commercial environment in 2021 was characterized by a robust demand for JBT’s goods and services in most geographical regions. Higher demand in FoodTech was driven by customer needs for greater capacity, labor savings, and new product introductions. On the AeroTech side, JBT continued to experience a slower recovery, as expected.

Despite significant growth in its revenues, JBT’s operating margins declined due to the unprecedented challenges associated with supply chain disruptions, high inflation, and labor availability affecting both FoodTech and AeroTech. Unlike in the past, where the JBT operating system enabled it to plan and optimize production efficiency, supply chain disruptions and labor shortages meant JBT often had to stop and start production based on availability.

The COVID-19 pandemic resulted in significant economic disruption, and JBT’s business was adversely affected as a result. As a result of the global COVID-19 related restrictions and social distancing requirements that continued from 2020 through 2021, the food industry continued to experience a notable rise in retail demand. In addition, with these global health restrictions lifting in certain parts of the world as a result of decreased infection rates and political pressures, foodservice continued to revitalize as restaurants reopened and travel increased.

15.1.2	Key Performance Indicators

Q1 2024:

First quarter 2024 revenue of $392 million increased 1% year over year. Income from continuing operations of $23 million increased 33%. Adjusted EBITDA of $57 million increased 6%, and adjusted EBITDA margin of 14.6% increased 60 basis points. During the first quarter of 2024, JBT completed actions related to its restructuring program, resulting in approximately $1 million expense in the quarter and cumulative expense of approximately $18 million. JBT realized approximately $3.2 million in restructuring savings during the quarter and is on track to achieve cumulative savings for the 2022/2023 restructuring plan in the range of $18 million to $20.0 million by the end of the second quarter of 2024.

First quarter 2024 diluted EPS from continuing operations of $0.71 increased 34%, and adjusted EPS from continuing operations of $0.85 increased 39%. Included in EPS was a $9 million improvement, or approximately $0.22 per share, from net interest expense.

First quarter 2024 backlog totaled $664 million, and orders of $389 million decreased 4% due to select market softness in North America, including timing of warehouse automation orders and continuation of the slower investment profile in the poultry market. That said, North American poultry market fundamentals have continued to improve, leading to better cash flow and profitability as well as a more positive sentiment for investment among JBT customers. As such, JBT’s pipeline activity is improving, which is expected to translate to increased orders during the second quarter of 2024.

JBT generated first quarter 2024 operating cash flow from continuing operations of $10 million and free cash flow of $1 million.

2023:

Full year 2023 revenue of $1,664 million increased 5% year over year, which was primarily due to growth from acquisitions. Income from continuing operations of $129 million increased 25%. Adjusted EBITDA of $273 million increased 20%, and adjusted EBITDA margin of 16.4% increased 210 basis points. JBT incurred approximately $11 million of expense and realized approximately $11 million in savings related to its ongoing restructuring program.

Diluted EPS from continuing operations of $4.02 increased 24%, and adjusted EPS from continuing operations of $4.10 increased 12%. Orders of $1,668 million increased 5%, and year-end backlog of $678 million increased 2%.

JBT generated full year 2023 operating cash flow from continuing operations of $74 million and free cash flow of $167 million, representing a free cash flow conversion of 129%. Free cash flow excludes the income taxes related to the gain from the sale of AeroTech as well as voluntary pension contributions.

Adjusted Diluted EPS, Adjusted EBITDA and Free Cash Flow are non-GAAP measures. For a reconciliation of each of these non-GAAP measures to the most directly comparable GAAP financial measures, see sections 15.6.4 “Reconciliation of Non-GAAP Measures” and 18.3 “JBT’s expectations for the financial year ending 31 December 2024”.

15.1.3	JBT’s likely future development

Looking ahead, JBT continues to expect to deliver top line growth in 2024 driven by its organic growth initiatives and an expected improvement in North American poultry investments. JBT’s margins are expected to increase during 2024 as JBT realizes benefits from its strategic sourcing initiatives, restructuring program savings and continuous improvement efforts.

15.1.4	Research and development

The objectives of the research and development programs of JBT are to create new products and business opportunities in relevant fields and to improve existing products. Research and development costs are expensed as incurred. Research and development expense of $20.5 million, $23.0 million, and $22.0 million for the years ended 31 December 2023, 2022 and 2021, respectively, was recorded in selling, general and administrative (“SG&A”) expense.

15.2	Significant factors affecting operating results

• Revenue

JBT derives its revenue from sales or operating leases of equipment as well as sales of related aftermarket goods and services and software. Revenue from equipment and software licenses is considered as non-recurring, whereas revenue from aftermarket goods and services, re-build service for customer-owned equipment, operating lease of equipment, and subscription-based software applications is considered as recurring.

• Cost of Sales

Cost of sales are costs that are directly related to the procurement and manufacturing of equipment and parts sold, services provided, and other direct costs incurred to fulfill contracts with customers. Costs include direct costs, such as labor and raw materials and indirect costs such as manufacturing overhead and amortization of capitalized software to be sold, and patents and acquired technology intangible assets.

• Selling, General and Administrative

Selling expense primarily consists of employee-related expenses for sales, marketing and public relations employees. Selling expense also includes trade show, market research, advertising and other related external marketing expense as well as office and software related costs to support sales.

General and administrative expense consists of employee-related expenses, stock based compensation and other expenses that support finance, human resource, legal, and internal-use information technology functions at JBT’s business units and its corporate offices. General and administrative expense incurred at its corporate offices, including the impact of unusual or strategic events not representative of operations, as well as stock-based compensation for all employees are considered as JBT’s corporate expenses.

• Restructuring expense

Restructuring expense consists of costs from JBT’s 2022/2023 Restructuring Plan. For additional financial information about restructuring, refer to Note 14. Restructuring of the notes to the JBT Unaudited Condensed Consolidated Financial Statements.

• Pension expense, other than service costs

Pension expense, other than service costs are related to JBT’s domestic and foreign defined benefit pension and other post-employment benefit plans.

• Interest income

Interest income consists of interest earned on JBT’s cash equivalents and short-term marketable securities.

• Interest expense

Interest expense consists of interest expense on JBT’s outstanding debt obligations including amortization of debt discounts and offering costs.

15.3	Results of Operations

15.3.1	Comparison of Results of Operations for Q1 2024 and Q1 2023

A discussion of JBT’s results of operations for Q1 2024 compared to Q1 2023 is set forth below.

CONSOLIDATED RESULTS OF OPERATIONS

	Three Months Ended 31 March		Favorable / (Unfavorable)
(In millions, expect %)	2024	2023	Change	%
Revenue	$392.3	$388.5	$3.8	1.0%
Cost of sales	252.0	255.6	3.6	1.4%

Gross profit	140.3	132.9	7.4	5.6%
Gross Profit %	35.8%	34.2%	160 bps
Selling, general and administrative expense	110.1	103.7	(6.4)	(6.2)%
Restructuring expense	1.1	0.8	(0.3)	(37.5)%

Operating income	29.1	28.4	0.7	2.5%
Pension expense, other than service cost	1.0	0.2	(0.8)	(400.0)%
Interest income	5.7	1.0	4.7	470.0%
Interest expense	2.9	7.5	4.6	61.3%

Income from continuing operations before income taxes	30.9	21.7	9.2	42.4%
Income tax provision	8.1	4.6	(3.5)	(76.1)%
Equity in net earnings of unconsolidated affiliate	(0.1)	—	(0.1)	100.0%

Income from continuing operations	22.7	17.1	5.6	32.7%
Income from discontinued operations, net of taxes	0.1	10.1	(10.0)	(99.0)%

Net income	$22.8	$27.2	$(4.4)	(16.2)%

Adjusted EBITDA from continuing operations(1)	$57.4	$54.4	$3.0	5.5%
Adjusted EBITDA % from continuing operations(1)	14.6%	14.0%	60 bps

(1)

The key measures reviewed by the chief operating decision maker (“CODM”) to evaluate JBT‘s performance are most notably Adjusted EBITDA from continuing operations and Adjusted EBITDA % from continuing operations. For additional information, refer to section 15.6.4 “Reconciliation of Non-GAAP Measures” below.

• Revenue

Total revenue for the three months ended 31 March 2024 increased $3.8 million or 1.0% compared to the same period in 2023. Organic revenue grew $3.9 million in the period compared to the prior year. Growth from organic revenue was the result of higher pricing as well as an increase in volume for non-recurring revenue, partially offset by a decrease in volume for recurring revenue. Foreign currency translation had an immaterial impact on revenue.

• Gross profit and Gross profit margin

Gross profit margin increased 160 bps to 35.8% compared to 34.2% in the same period last year. This increase was driven primarily by higher volume and pricing as well as savings from JBT’s restructuring plan and sourcing initiatives. This was partially offset by a stronger mix of non-recurring revenue compared to prior year, which tends to have lower margins than recurring revenue.

• Selling, general and administrative expense

Selling, general and administrative expense increased $6.4 million compared to the same period in the prior year. Selling, general and administrative expense as a percentage of revenue increased 140 bps to 28.1% compared to 26.7% in the same period last year. This increase is the result of an increase in M&A related costs and incentive compensation expense accruals. This was partially offset by savings from JBT’s restructuring program as well as a decrease in expenses related to the OmniBlu™ platform year-over-year.

• Interest income

Interest income increased $4.7 million compared to the same period in 2023. This increase was due to higher interest income on cash on hand from the sale proceeds of AeroTech.

• Interest expense

Interest expense decreased $4.6 million compared to the same period last year. This decrease was due to JBT having a lower average debt balance in the first quarter of 2024 compared to the same period in 2023.

• Income tax provision

JBT’s tax rate from continuing operations was 26.2% for the three months ended 31 March 2024 compared to 21.2% in the same period in 2023. The tax rate for the three months ended 31 March 2024 was unfavorably impacted by discrete items totaling $1.0 million, primarily driven by expenses related to stock compensation and a valuation allowance increase. There were no significant discrete items recorded for the three months ended 31 March 2023. The Organization for Economic Co-operation and Development has established a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two), with certain aspects of Pillar Two effective 1 January 2024 and other aspects effective 1 January 2025, depending on the jurisdictions in which JBT operates. JBT does not expect Pillar Two to have a material impact on JBT’s effective tax rate, consolidated results of operation, financial position, or cash flows for the year ending 31 December 2024.

• Income from continuing operations and Adjusted EBITDA

Income from continuing operations for the three months ended 31 March 2024 increased to $22.7 million compared to $17.1 million for the same period in 2023, representing an increase of $5.6 million. Adjusted EBITDA was $57.4 million for the three months ended 31 March 2024 compared to $54.4 million during the same period in 2023, representing an increase of $3.0 million. The increase in Adjusted EBITDA was primarily driven by a higher gross profit partially offset by a higher selling, general and administrative expense, excluding the impacts of JBT’s depreciation, amortization, and acquisition, and integration costs.

• Income from discontinued operations

For the three months ended 31 March 2024 and 2023, JBT recognized income from discontinued operations, net of income taxes, of $0.1 million and $10.1 million, respectively. Discontinued operations consist of the results of operations of the AeroTech business, the sale of which was completed during the third quarter of 2023.

15.3.2	Comparison of Results of Operations for FY23 and FY22

A discussion of JBT’s results of operations for 2023 compared to 2022 is set forth below.

CONSOLIDATED RESULTS OF OPERATIONS

	Year Ended 31 December		Favorable / (Unfavorable)
(In millions)	2023	2022	Change	Change%
Revenue	$1,664.4	$1,590.3	$74.1	4.7%
Cost of sales	1,078.7	1,060.9	(17.8)	(1.7)%

Gross profit	585.7	529.4	56.3	10.6%
Gross Profit %	35.2%	33.3%	190 bps
Selling, general and administrative expense	409.6	389.7	(19.9)	(5.1)%
Restructuring expense	11.4	7.1	(4.3)	(60.6)%

Operating income	164.7	132.6	32.1	24.2%
Pension expense (income), other than service cost	0.7	—	(0.7)	(100.0)%
Interest income	13.4	3.7	9.7	262.2%
Interest expense	24.3	16.3	(8.0)	(49.1)%

Net income before income taxes	153.1	120.0	33.1	27.6%
Income tax provision	23.5	16.2	(7.3)	(45.1)%
Equity in net earnings of unconsolidated affiliate	(0.3)	—	(0.3)	(100.0)%

Income from continuing operations	129.3	103.8	25.5	24.6%
Income from discontinued operations, net of taxes	453.3	33.6	419.7	1,249.1%

Net income	$582.6	$137.4	$445.2	324.0%

Adjusted EBITDA from continuing operations(1)	$273.1	$227.7	$45.4	19.9%
Adjusted EBITDA % from continuing operations(1)	16.4%	14.3%	210 bps

(1)

The key measures reviewed by the CODM to evaluate JBT’s performance are most notably Adjusted EBITDA from continuing operations and Adjusted EBITDA % from continuing operations. For additional information, refer to section 15.6.4 “Reconciliation of Non-GAAP Measures” below.

• Revenue

Total revenue in 2023 increased $74.1 million or 4.7% compared to 2022. Acquisitions provided additional revenue of $76.8 million, organic revenue grew by $4.7 million, and foreign currency translation was unfavorable by $7.4 million compared to the prior year. Growth in organic revenue was the result of higher pricing as well as an increase in volume for recurring revenue, partially offset by a decrease in volume for non-recurring revenue.

• Gross Profit and Gross Profit Margin

Gross profit margin increased 190 bps to 35.2% compared to 33.3% in 2022. The increase was driven primarily by higher pricing, savings from JBT’s restructuring plan, and favorable mix of higher recurring revenue, partially offset by the lost leverage of fixed costs from lower equipment volume year over year.

• Selling, general and administrative expense

SG&A expense increased $19.9 million from prior year, and as a percent of revenue increased by 10 bps to 24.6% compared to 24.5% in 2022. The increase in SG&A expense is the result of higher incentive compensation expense accruals and higher relative expenses from recently acquired companies, including higher amortization costs of acquired intangible assets, as well as higher costs related to the implementation of the OmniBlu™ platform. The increase was partially offset by a decrease in M&A related costs.

• Interest income

Interest income increased $9.7 million compared to 2022. This increase is due to higher interest income on cash on hand from the sale proceeds of AeroTech.

• Interest expense

Interest expense increased $8.0 million compared to 2022. This increase was primarily due to higher interest rates as well as a higher average debt balance to fund the acquisitions JBT made in the third quarter of 2022.

• Income tax provision

JBT’s tax rate from continuing operations was 15.3% for the year ended 31 December 2023 compared to 13.5% in 2022. The tax rate for the year ended 31 December 2023 was favorably impacted by discrete items totaling $9.5 million, primarily driven by a benefit related to the disposition of a subsidiary which generated a capital loss that was partially allocated to continuing operations. The tax rate for the year ended 31 December 2022 was favorably impacted by discrete items totaling $8.9 million, primarily driven by benefits from stock based compensation, the UK patent box regime, and Brazilian tax litigation.

• Income from continuing operations and Adjusted EBITDA

Income from continuing operations for the year ended 31 December 2023 increased to $129.3 million compared to $103.8 million in 2022, representing an increase of $25.5 million. Adjusted EBITDA was $273.1 million for the year ended 31 December 2023 compared to $227.7 million in 2022, representing an increase of $45.4 million. The increase in Adjusted EBITDA was primarily driven by a higher gross profit partially offset by a higher SG&A expense, excluding the impacts of JBT’s depreciation, amortization, and acquisition, and integration costs.

• Income from discontinued operations

For the years ended 31 December 2023 and 2022, JBT recognized income from discontinued operations, net of income taxes, of $453.3 million and $33.6 million, respectively. Discontinued operations consists of the results of operations of the AeroTech business, as well as the gain on the sale of AeroTech of $443.7 million, net of tax, that was completed during the third quarter of 2023.

A discussion of JBT’s results of operations for 2022 compared to 2021 is set forth below.

15.3.3	Comparison of Results of Operations for FY22 and FY21

A discussion of JBT’s results of operations for 2022 compared to 2021 is set forth below.

CONSOLIDATED RESULTS OF OPERATIONS

	Year Ended 31 December		Favorable / (Unfavorable)
(In millions)	2022	2021	Change	Change%
Revenue	$1,590.3	$1,400.8	$189.5	13.5%
Cost of sales	1,060.9	918.7	(142.2)	(15.5)%

Gross profit	529.4	482.1	47.3	9.8%
Gross Profit %	33.3%	34.4%	-110 bps
Selling, general and administrative expense	389.7	351.4	(38.3)	(10.9)%
Restructuring expense	7.1	5.1	(2.0)	(39.2)%

Operating income	132.6	125.6	7.0	5.6%
Pension expense (income), other than service cost	—	(1.3)	(1.3)	(100.0)%
Interest income	3.7	3.8	(0.1)	(2.6)%
Interest expense	16.3	11.2	(5.1)	(45.5)%

Net income before income taxes	120.0	119.5	0.5	0.4%
Income tax provision	16.2	27.0	10.8	40.0%

Income from continuing operations	103.8	92.5	11.3	12.2%
Income from discontinued operations, net of taxes	33.6	26.6	7.0	26.3%

Net income	$137.4	$119.1	$18.3	15.4%

Adjusted EBITDA from continuing operations(1)	$227.7	$212.2	$15.5	7.3%
Adjusted EBITDA % from continuing operations(1)	14.3%	15.1%	-80 bps

(1)

The key measures reviewed by the CODM to evaluate JBT’s performance are most notably Adjusted EBITDA from continuing operations and Adjusted EBITDA % from continuing operations. For additional information, refer to section 15.6.4 “Reconciliation of Non-GAAP Measures” below.

• Revenue

Total revenue in 2022 increased $189.5 million or 13.5% compared to 2021. Organic revenue grew $171.8 million in the period and acquisitions provided additional revenue of $93.5 million, partially offset by unfavorable currency translation of $75.8 million compared to the prior year. The growth from organic revenue was the result of increases in sales volume for both recurring and nonrecurring revenues.

• Gross Profit and Gross Profit Margin

Gross profit margin decreased 110 bps to 33.3% in 2022 compared to 34.4% for the year ended 31 December 2021. The decrease was primarily due to supply chain disruptions and pressures resulting in inefficiencies that drove increases in material, freight, and labor costs as well as due to a higher mix of organic revenue growth from lower-margin non-recurring revenue compared to recurring revenue.

• Selling, general and administrative expense

SG&A expense increased $38.3 million from prior year, and as a percent of revenue increased by 60 bps to 24.5% compared to 25.1% in 2021. The increase in SG&A expense was the result of higher relative expenses from recently acquired companies, including higher amortization costs of acquired intangible assets, as well as the costs related to the implementation of the OmniBlu™ platform.

• Interest expense

Interest expense increased $5.1 million compared to 2021. The increase was primarily due to higher interest rates as well as a higher average debt balance used to fund the acquisitions in the third quarter of 2022.

• Income tax provision

JBT’s tax rate from continuing operations was 13.5% for the year ended 31 December 2022 compared to 22.6% for 2021. The tax rate for the year ended 31 December 2022 was favorably impacted by discrete items totaling $8.9 million, primarily driven by benefits from stock based compensation, the UK patent box regime, and Brazilian tax litigation.

• Income from continuing operations and Adjusted EBITDA

Income from continuing operations for the year ended 31 December 2022 increased to $103.8 million compared to $92.5 million in 2021, representing an increase of $11.3 million. Adjusted EBITDA was $227.7 million for the year ended 31 December 2022 compared to $212.2 million in 2021, representing an increase of $15.5 million. The increase in Adjusted EBITDA was primarily driven by a higher gross profit partially offset by a higher SG&A expense, excluding the impacts of JBT’s depreciation, amortization, and acquisition, and integration costs.

• Income from discontinued operations

For the years ended 31 December 2022 and 2021, JBT recognized income from discontinued operations, net of income taxes, of $33.6 million and $26.6 million, respectively.

15.4	Other significant factors affecting operating results

15.4.1	Restructuring

In the third quarter of 2020, JBT implemented a restructuring plan (“2020 Restructuring Plan”) for manufacturing capacity rationalization across the company. JBT completed the 2020 Restructuring Plan as of 30 June 2022 and total cost in connection with the 2020 Restructuring Plan was $11.0 million.

In the third quarter of 2022, JBT implemented a restructuring plan (the “2022/2023 Restructuring Plan”) to optimize its overall cost structure on a global basis. The initiatives under this plan include streamlining operations and enhancing JBT’s general and administrative infrastructure. JBT recognized restructuring charges of $17.9 million, net of a cumulative release of the related liability of $7.2 million, with no additional actions expected as of 31 March 2024.

The following table details the cumulative amount of annualized savings and incremental savings for the 2022/2023 Restructuring Plan:

(In millions)	Cumulative Amount As of 31 December 2023	Incremental Amount During the Quarter Ended 31 March 2024	Cumulative Amount As of 31 March 2024
Cost of sales	$4.9	$1.7	$6.6
Selling, general and administrative	6.2	1.5	7.7

Total restructuring savings	$11.1	$3.2	$14.3

Cumulative savings for the 2022/2023 restructuring plan is in the range of $18.0 million to $20.0 million. Savings expected to be realized during the remainder of 2024 are in the range of $4.0 million to $5.0 million.

For additional financial information about restructuring, refer to Note 14. Restructuring of the notes to the JBT Unaudited Condensed Consolidated Financial Statements.

15.4.2	Inbound Orders and Order Backlog

Inbound orders represent the estimated sales value of confirmed customer orders received during the year. Inbound orders from continuing operations during the years ended 31 December 2023 and 2022 were $1,667.5 million and $1,587.4 million, respectively.

Inbound orders from continuing operations increased $80.1 million for the year ended 31 December 2023 compared to 2022, which includes an unfavorable foreign currency translation impact of $3.7 million in the period.

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders. Order backlog from continuing operations was $678.2 million and $664.4 million as of 31 December 2023 and 2022, respectively.

Order backlog from continuing operations at 31 December 2023 increased by $13.8 million compared to 31 December 2022. JBT expects to convert 93% of backlog at 31 December 2023 into revenue during 2024.

15.4.3	Seasonality

JBT experiences seasonality in its operating results. JBT’s revenue and operating income are generally lower in the first quarter and highest in the fourth quarter, primarily as a result of its customers’ purchasing trends.

15.5	Liquidity and Capital Resources

15.5.1	Overview of Sources and Uses of Cash

JBT’s primary sources of liquidity are cash flows provided by operating activities from its U.S. and foreign operations, borrowings from its revolving credit facility, and proceeds from the sale of the AeroTech business on 1 August 2023.

For the three months ended 31 March 2024, JBT had operating cash flows from continuing operations of $10.4 million. For full year 2024, JBT expects to generate positive cash flows. JBT’s liquidity as of 31 March 2024, or cash plus borrowing ability under JBT’s revolving credit facilities, was $1.2 billion.

The cash flows generated by JBT’s continuing operations and borrowings are expected to be sufficient to satisfy its principal cash requirements that include JBT’s working capital needs, new product development, restructuring expenses, capital expenditures, income taxes, debt repayments, dividends, periodic pension contributions, and other financing arrangements.

JBT expects to use its cash for the Marel Transaction and any related transaction and debt financing costs as well as JBT’s other stated capital allocation priorities. The Bridge Credit Agreement entered into in connection with the Marel Transaction is expected to result in approximately $7.5 million adverse impact to JBT’s cash from financing activities in 2024. In addition, JBT currently anticipates pre-close transaction costs related to the Marel Transaction in the range of $30 million to $35 million to adversely impact JBT’s cash from continuing operations in 2024. JBT expects to incur additional financing and transaction costs in the event the Marel Transaction closes.

Based on JBT’s current capital allocation objectives, during 2024, JBT anticipates capital expenditures to be between $45 million and $55 million. JBT’s level of capital expenditures varies from time to time as a result of actual and anticipated business conditions.

As of 31 March 2024, JBT had $479.0 million of cash and cash equivalents, $38.3 million of which was held by JBT’s foreign subsidiaries. Although certain funds are considered permanently invested in JBT’s foreign subsidiaries, JBT is not presently aware of any restriction on the repatriation of these funds. JBT maintains significant operations outside of the U.S., and many of its uses of cash for working capital, capital expenditures and business acquisitions arise in these foreign jurisdictions. If these funds were needed to fund JBT’s operations or satisfy obligations in the U.S., they could be repatriated and their repatriation into the U.S. could cause JBT to incur additional U.S. income tax and foreign withholding taxes. The foreign withholding taxes on these repatriations to the U.S. would potentially be partially offset by U.S. foreign tax credits.

As noted above, certain funds held outside of the U.S. are considered permanently invested in JBT’s non-U.S. subsidiaries. At times, these foreign subsidiaries have cash balances that exceed their immediate working capital or other cash needs. In these circumstances, the foreign subsidiaries may loan funds to the U.S. parent company on a temporary basis; the U.S. parent company has in the past and may in the future use the proceeds of these temporary intercompany loans to reduce outstanding borrowings under JBT’s committed credit facilities. By using available non-U.S. cash to repay JBT’s debt on a short-term basis, JBT can optimize its leverage ratio, which has the effect of lowering JBT’s interest costs.

Beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures immediately in the year incurred and required taxpayers to amortize such expenditures in the U.S. over five years. As a result, JBT expects an adverse impact of approximately $10 million to its cash from continuing operations in 2024.

15.5.2	Cash Flows

15.5.2.1	Q1 2024 Compared with Q1 2023

Cash flows for the three months ended 31 March 2024 and 2023 were as follows:

	Three Months Ended 31 March
(In millions)	2024	2023
Cash provided by continuing operating activities	$10.4	$11.4
Cash required by continuing investing activities	(7.2)	(17.3)
Cash required by continuing financing activities	(6.1)	(30.0)
Effect of foreign exchange rate changes on cash and cash equivalents	(1.2)	(0.1)

Net decrease in cash from continuing operations	$(4.1)	$(36.0)

Cash provided by continuing operating activities during the three months ended 31 March 2024 was $10.4 million, representing a $1.0 million decrease compared to the same period in 2023. This decrease was driven primarily by lower customer collections of advanced payments and trade receivables, partially offset by lower accounts payable payments.

Cash required by investing activities during the three months ended 31 March 2024 was $7.2 million, a decrease of $10.1 million compared to the same period in 2023. The decrease is primarily driven by lower spending on capital expenditures for JBT’s OmniBlu™ platform development as JBT completed the initial development and deployment in 2023.

Cash required by financing activities was $6.1 million during the three months ended 31 March 2024, representing a decrease in cash outflows of $23.9 million compared to same period in 2023. This decrease in cash outflows year over year was primarily driven by lower debt repayments for JBT’s revolving credit facility, partially offset by a higher payment of taxes withheld on stock-based compensation awards in the current period compared to the same period in 2023.

15.5.2.2	2023 Compared with 2022

Cash flows for each of the years ended 31 December 2023, 2022 and 2021 were as follows:

	Year Ended 31 December
(In millions)	2023	2022	2021
Cash provided by continuing operating activities	$74.2	$135.2	$174.9
Cash provided (required) by continuing investing activities	729.3	(413.2)	(270.5)
Cash (required) provided by continuing financing activities	(354.1)	270.6	80.8
Effect of foreign exchange rate changes on cash and cash equivalents	(1.2)	(2.5)	(2.3)

Net increase (decrease) in cash from continuing operations	$448.2	$(9.9)	$(17.1)

Cash provided by continuing operating activities in 2023 was $74.2 million, representing a $61.0 million decrease compared to 2022. The decrease was primarily due to tax payments of $133.2 million for income taxes on gain from sale of AeroTech. Excluding the impact of this tax payment in 2023, cash provided by continuing operations increased by $72.2 million year over year, primarily due to reduced inventory investment and increased customer collections of trade receivables and advance payments, partially offset by an increased payments for accounts payable and for pension contributions.

Cash provided by continuing investing activities during 2023 was $729.3 million, representing a $1.1 billion increase compared to 2022. The increase is primarily from the proceeds received on the sale of the AeroTech business and lower spending on acquisitions and capital expenditures year over year.

Cash required by continuing financing activities of $354.1 million in 2023 represents an increase in cash outflows of $624.7 million compared to 2022. This increase in cash outflows year over year was primarily due to higher debt repayments of the Existing JBT Revolving Credit Facility using proceeds from the AeroTech sale, compared to higher borrowings from its credit facility to fund acquisitions during 2022.

15.5.2.3	2022 Compared with 2021

Cash provided by continuing operating activities in 2022 was $135.2 million, representing a $39.7 million decrease compared to 2021. Decrease was primarily driven by a decrease in customer advance payments and an increase in inventory, partially offset by lower pension contributions and an increase in accounts payable.

Cash required by investing activities during 2022 was $413.2 million, representing a $142.7 million increase compared to 2021, primarily due to increased acquisition and capital expenditure spending year over year.

Cash provided by financing activities of $270.6 million in 2022 represents an increase of $189.8 million compared to 2021. This increase was primarily driven by higher borrowings to fund acquisitions in 2022, partially offset by prior year activity that did not recur in the current year. Specifically the cash provided by financing activities of $80.8 million in 2021 was primarily due to proceeds from the issuance of the Notes, Hedge Transactions and Warrant Transactions, partially offset by paying down borrowings under the Existing JBT Revolving Credit Facility and payment of acquisition date earn-out liability.

15.5.3	Contractual Obligations and Cash Requirements

The following is a summary of JBT’s significant contractual and other obligations at 31 December 2023:

(In millions)	Total Payments	Current	Long-Term
Long-term debt(a)	$646.4	$—	$646.4
Interest payments on long-term debt(b)	15.9	5.6	10.3
Operating leases(c)	44.1	13.8	30.3

Total contractual and other obligations(d)	$706.4	$19.4	$687.0

a)	A summary of JBT’s long-term debt obligations as of 31 December 2023 can be found in Note 8, “Debt,” of the notes to the JBT Audited Consolidated Financial Statements.
b)	Amounts include contractual interest payments using interest rates as of 31 December 2023 and include the effect of JBT’s interest rate swaps.
c)	A summary of JBT’s operating lease obligations as of 31 December 2023 can be found in Note 19, “Leases,” of the notes to the JBT Audited Consolidated Financial Statements.
d)

This table does not include obligations under JBT’s pension and postretirement benefit plans, which are included in Note 10, Pension and Post-Retirement and Other Benefit Plans, of the notes to the JBT Audited Consolidated Financial Statements.

JBT also has outstanding firm purchase orders with certain suppliers for the purchase of raw materials and services, which are not included in the table above. These purchase orders are generally short-term in nature and include a requirement that JBT’s supplier provide products or services to the company’s specifications and require it to make a firm purchase commitment to its supplier. The costs associated with these agreements will be reflected in the cost of sales on JBT’s Consolidated Statements of Income as substantially all these commitments are associated with purchases made to fulfill its customers’ orders.

The following is a summary of other off-balance sheet arrangements on 31 December 2023:

(In millions)	Total Payments	Current	Long-Term
Letters of credit and bank guarantees	$25.1	$24.4	$0.7
Surety bonds	1.0	0.9	0.1

Total other off-balance sheet arrangements	$26.1	$25.3	$0.8

To provide the required security regarding JBT’s performance on certain contracts, JBT provides letters of credit, surety bonds and bank guarantees, for which it is contingently liable. In order to obtain these financial instruments, JBT pays fees to various financial institutions in amounts competitively determined in the marketplace. JBT’s ability to generate revenue from certain contracts is dependent upon its ability to obtain these off-balance sheet financial instruments.

JBT’s off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, JBT’s commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that would result in a negative impact on its key financial ratios or its ability to obtain financing.

15.5.4	Financing Arrangements

As of 31 March 2024, JBT had $250.0 million drawn on and $1.0 billion of availability under the revolving credit facility. JBT’s ability to use this revolving credit facility is limited by the leverage ratio covenant described below.

JBT’s credit agreement includes restrictive covenants that, if not met, could lead to a renegotiation of its credit lines, a requirement to repay its borrowings and/or a significant increase in its cost of financing. Restrictive covenants include a minimum interest coverage ratio, a maximum leverage ratio, as well as certain events of default. As of 31 March 2024, JBT was in compliance with all covenants in its credit agreement. JBT expects to remain in compliance with all covenants in the foreseeable future.

On 28 May 2021, JBT closed the Notes Offering, resulting in net proceeds to JBT of approximately $392.2 million after deducting initial purchasers’ discounts. The Notes will mature on 15 May 2026 unless earlier converted, redeemed or repurchased. Concurrently with the issuance of the Notes, JBT entered into the Hedge Transactions that reduce potential dilution upon conversion of the Notes and entered into the Warrant Transactions to raise additional capital to partially offset the costs of entering into the Hedge Transactions.

For additional information about the Notes, the Hedge Transactions and the Warrant Transactions, refer to Note 6. Debt of the notes to the JBT Unaudited Condensed Consolidated Financial Statements.

In connection with the Marel Transaction, on 4 April 2024, JBT entered into a Bridge Credit Agreement with certain financial institutions that committed to provide JBT with secured bridge financing in an aggregate principal amount of €1.9 billion. JBT’s ability to use this bridge financing is subject to the closing of the Marel Transaction. The maturity of the Bridge Credit Agreement is 364 days after the initial borrowing the loans thereunder.

On 17 May 2024, JBT entered into the Second Amendment, which, among other things, amends certain of the negative and financial covenants in the Credit Agreement and expressly permits the Transaction.

As of 31 March 2024, JBT has four interest rate swaps executed in March 2020 with a combined notional amount of $200 million expiring in April 2025, and one interest rate swap executed in May 2020 with a notional amount of $50 million expiring in May 2025. JBT has designated these swaps as cash flow hedges and all changes in fair value of the swaps are recognized in Accumulated other comprehensive income.

As a result, as of 31 March 2024 all of JBT’s total outstanding debt of $652.5 million effectively remains fixed rate debt, with the Convertible Senior Notes subject to a fixed rate of 0.25% and all of the revolving credit facility subject to an average fixed rate of 0.76% in addition to the premium charged for the credit spread on JBT’s revolving credit facility.

15.6	Critical Accounting Estimates

JBT prepares its consolidated financial statements in conformity with U.S. generally accepted accounting principles. As such, JBT is required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, JBT’s management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of JBT’s Board of Directors, and the Audit Committee has reviewed this disclosure. JBT believes that the following are the critical accounting estimates used in preparing its financial statements.

15.6.1	Revenue Recognition

JBT recognizes a large portion of its product revenue over time, using the “cost-to-cost” input method for contracts that provide highly customized equipment and refurbishments of customer-owned equipment for which JBT has a contractual, enforceable right to collect payment upon customer cancellation for performance completed to date. The input method of “cost-to-cost” to recognize revenue over time requires that JBT measures progress based on costs incurred to date relative to total estimated cost at completion. These cost estimates are based on assumptions and estimates to project the outcome of future events including estimated labor and material costs required to complete open projects.

15.6.2	Defined Benefit Pension Plans

The measurement of pension plans’ costs requires the use of assumptions for discount rates, investment returns, employee turnover rates, retirement rates, mortality rates and other factors. The actuarial assumptions used in JBT’s pension reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for the company’s future pension and post-retirement benefit obligations. While JBT believes that the assumptions used are appropriate, differences between assumed and actual experience may affect its operating results.

JBT’s accrued pension liability reflects the funded status of its worldwide plans, or the projected benefit obligation net of plan assets. JBT’s discount rate assumption is determined by developing a yield curve based on high quality corporate bonds with maturities matching the plan’s expected benefit payment streams. The plans’ expected cash flows are then discounted by the resulting year-by-year spot rates. The projected benefit obligation is sensitive to changes in JBT’s estimate of the discount rate. The discount rate used in calculating the projected benefit obligation for the U.S. pension plan, which represents 86% of all pension plan obligations, was 4.99% in 2023, 5.18% in 2022 and 2.90% in 2021. A decrease of 50 basis points in the discount rate used in JBT’s calculation would increase its projected benefit obligation by $11.7 million.

JBT’s pension expense is sensitive to changes in its estimate of the expected rate of return on plan assets. The expected return on assets used in calculating the pension expense for the U.S. pension plan, which represents

94% of all pension plan assets, was 6.25% for 2023, 5.50% for 2022 and 5.75% for 2021. For 2024, the rate is expected to be 5.50%. A change of 50 basis points in the expected return on assets assumption would impact pension expense by $1.3 million (pre-tax).

See Note 10. Pension and Post-Retirement and Other Benefit Plans of the notes to the JBT Audited Consolidated Financial Statements for additional discussion of JBT’s assumptions and the amounts reported in the JBT Audited Consolidated Financial Statements.

15.6.3	Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on JBT’s consolidated financial statements see Note 1 of the notes to the JBT Audited Consolidated Financial Statements.

15.6.4	Reconciliation of Non-GAAP Measures

JBT provides non-GAAP financial measures in order to increase transparency in its operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under GAAP. By eliminating these items, JBT provides a more meaningful comparison of its ongoing operating results, consistent with how management evaluates performance. JBT’s management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting.

These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with GAAP.

The following table presents a reconciliation of JBT’s reported Income from continuing operations to Adjusted EBITDA from continuing operations.

	Three Months Ended 31 March		Year Ended 31 December
(In millions)	2024	2023	2023	2022	2021
Income from continuing operations	$22.7	$17.1	$129.3	$103.8	$92.5
Income tax provisions	8.1	4.6	23.5	16.2	27.0
Interest (income) expense, net	(2.8)	6.5	10.9	12.6	7.4
Depreciation and amortization	22.1	22.7	91.3	76.2	72.1

EBITDA from continuing operations	50.1	50.9	255.0	208.8	199.0
Restructuring related costs(1)	1.1	0.8	11.4	7.3	5.3
Pension expense (income), other than service cost(2)	1.0	0.2	0.7	—	(1.3)
M&A related costs(3)	5.2	2.5	6.0	11.6	9.2

Adjusted EBITDA from continuing operations	$57.4	$54.4	$273.1	$227.7	$212.2

(1)	Costs incurred as a direct result of the restructuring program are excluded because they are not part of the ongoing operations of JBT’s underlying business.
(2)

Pension expense (income), other than service cost is excluded as it represents all non service-related pension expense, which consists of non-cash interest cost, expected return on plan assets and amortization of actuarial gains and losses.

(3)

M&A related costs include integration costs, amortization of inventory step-up from business combinations, earn-out adjustments to fair value, advisory and transaction costs for both potential and completed M&A transactions and strategy. M&A related costs are excluded as they are not part of the ongoing operations of JBT’s underlying business.

The above table reports EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. Given JBT’s focus on growth through acquisitions, JBT’s management believes EBITDA facilitates an evaluation of business performance while excluding the impact of amortization due to the step up in value of intangible assets, and the depreciation of fixed assets. JBT uses Adjusted EBITDA internally to make operating decisions and believes that adjusted EBITDA is useful to investors as a measure of JBT’s operational performance and a way to evaluate and compare operating performance against peers in JBT’s industry.

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF DILUTED EARNINGS PER SHARE TO ADJUSTED DILUTED EARNINGS PER SHARE

(Unaudited and in millions, except per share data)

	Three Months Ended 31 March		Twelve Months Ended 31 December
	2024	2023	2023	2022	2021
Income from continuing operations	$22.7	$17.1	$129.3	$103.8	$92.5
Non-GAAP adjustments
Restructuring related costs(1)	1.1	0.8	11.4	7.3	5.3
M&A related costs(2)	5.2	2.5	6.0	11.6	9.2
Impact on tax provision from Non-GAAP adjustments(3)	(1.6)	(0.9)	(4.5)	(4.8)	(3.6)
Impact on tax provision from tax basis write-off	—	—	(10.7)	—	—
Impact on tax provision from remeasurement of a deferred tax liability	—	—	—	—	(4.6)
Impact on tax provision from remeasurement of deferred taxes from material tax rate changes	—	—	—	—	4.3

Adjusted income from continuing operations	$27.4	$19.5	$131.5	$117.9	$103.1

Income from continuing operations	$22.7	$17.1	$129.3	$103.8	$92.5
Total shares and dilutive securities	32.2	32.1	32.1	32.1	32.1

Diluted earnings per share from continuing operations	$0.71	$0.53	$4.02	$3.23	$2.88

Adjusted income from continuing operations	$27.4	$19.5	$131.5	$117.9	$103.1
Total shares and dilutive securities	32.2	32.1	32.1	32.1	32.1

Adjusted diluted earnings per share from continuing operations	$0.85	$0.61	$4.10	$3.67	$3.21

(1)	Includes restructuring expense as well as any charges reported in cost of products for restructuring related inventory write-offs.
(2)	M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transaction and strategy.
(3)	Impact on tax provision was calculated using the enacted rate for the relevant jurisdiction for each period shown.

The above table reports adjusted income from continuing operations and adjusted diluted earnings per share from continuing operations, which are non-GAAP financial measures. JBT uses these measures internally to make operating decisions and for the planning and forecasting of future periods, and therefore provide this information to investors because JBT believes it allows more meaningful period-to-period comparisons of our ongoing operating results, without the fluctuations in the amount of certain costs that do not reflect our underlying operating results.

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

FREE CASH FLOW

(Unaudited and in millions)

	Three Months Ended 31 March		Twelve Months Ended 31 December
	2024	2023	2023	2022	2021
Cash provided by continuing operating activities	$10.4	$11.4	$74.2	$135.2	$174.9
Less: capital expenditures	10.5	16.3	55.1	84.6	51.7
Plus: proceeds from sale of fixed assets	0.5	0.1	2.1	1.1	5.7
Plus: pension contributions	0.3	0.3	12.1	3.5	13.1
Plus: income taxes on gain from sale of Aero Tech	—	—	133.2	—	—

Free cash flow (FCF)	$0.7	$(4.5)	$166.5	$55.2	$142.0

The above table reports free cash flow, which is a non-GAAP financial measure. JBT uses free cash flow internally as a key indicator of its liquidity and ability to service debt, invest in business combinations, and return money to shareholders and believe this information is useful to investors because it provides an understanding of the cash available to fund these initiatives. For free cash flow purposes, JBT considers contributions to pension plans to be more comparable to payment of debt, and therefore excludes these contributions from the calculation of free cash flow. Additionally, JBT excludes the income taxes on gain from sale of AeroTech as these represent one-time taxes paid on the sale of a discontinued operation that are not representative of taxes from operations.

15.7	Significant Change in JBT‘s Financial Position

JBT confirms that no significant change has occurred in the financial position of the group since the end of the last financial period for which either audited financial statements or interim financial information have been published.

16.  OPERATING AND FINANCIAL REVIEW OF MAREL

The following is a discussion of Marel’s financial condition and results of operations as of 31 March 2024 andfor the three months ended 31 March 2024 and 2023 and as of 31 December 2023 and 2022 and for the years ended 31 December 2023, 2022 and 2021. The financial information contained in the following text and tables as of 31 March 2024 and for the three months ended 31 March 2024 and 2023 is taken or derived from the Marel Unaudited Condensed Consolidated Interim Financial Statements which were prepared by Marel in accordance with IFRS and are unaudited. The audited financial information contained in the following text and tables is taken or derived from the Marel Audited Consolidated Financial Statements which were prepared by Marel in accordance with IFRS and audited by Marel’s independent auditors, KPMG.

The Marel Shareholders should read the following operating and financial review of the Marel Group on a combined basis in conjunction with section 5 “Presentation of Financial Information” as well as the Marel Unaudited Condensed Consolidated Interim Financial Statements and the related notes as incorporated by reference into this Prospectus and the Marel Audited Consolidated Financial Statements and the related notes as incorporated by reference into this Prospectus. This discussion may contain forward-looking statements, which are subject to risks and uncertainties, including, but not limited to, certain risks described in section 1 “Risk Factors” of this Prospectus. Actual results could differ materially from those expressed or implied in any forward-looking statements.

16.1	Financial Conditions

16.1.1	Executive Overview

Marel is a leading global provider of advanced processing equipment, systems, software and services to the food processing industry, as well as a leading provider in processing solutions for pet food, plant-based proteins and aqua feed, with a presence in over 30 countries and six continents and around 7,300 FTEs. Marel designs, manufactures and services technologically advanced processing solutions ranging from standard equipment to full-line processing systems, with sophisticated software capabilities and aftermarket services. Marel strives to be a catalyst for sustainable and affordable global food production, continuously enhancing development activities to ensure solutions meet market challenges such as labor scarcity, resource efficiency and consumer demand for diverse end-products. Marel develops automated and digitalized solutions, efficiently transferring proven technologies like waterjet cutting, robotics and sensor inspection across multiple segments, thereby serving its customers more effectively.

On a consolidated basis, Marel’s revenues and net loss were EUR 412.6 million and EUR 3.2 million, respectively, for the three months ended 31 March 2024. As of 31 March 2024, Marel had an order book of EUR 560.3 million, representing 33.2% of Marel’s LTM revenues.

2023

Market conditions were challenging in 2023 due to cost inflation, rising interest rates and geopolitical and macroeconomic uncertainty resulting in softer demand for large projects, causing inefficiencies in operations. Marel closed the year with orders received of EUR 1,626 million, down by 6% compared to the prior year.

Orders received for larger projects in 2023 were impacted by economic uncertainty, high interest rates and rising input costs. As a result, securing down payments and providing financial security on orders took longer for customers. Orders over the year were driven by the full year impact of Wenger and healthy growth in aftermarket while orders for projects were soft.

Revenues for the full year were EUR 1,721 million, an increase of 1% compared to the prior year. Organic revenue growth was -4% while acquired growth was 5% in 2023. The decline in organic growth was mainly due to lower project revenues of EUR 935 million, down by 8% from 1,020 million in 2022. Aftermarket revenues, composed of recurring services and spare parts, maintained good momentum and were EUR 786 million in 2023, representing 46% of total revenues (2022: 40%). In the fourth quarter of 2023, aftermarket revenues grew to more than EUR 200 million, translating to an annual run-rate of EUR 800 million. Aftermarket growth reflects Marel’s strong market position and reputation as a trusted maintenance partner and is underpinned by commitment to investments in automating and digitalizing the spare parts delivery model to improve operational efficiency and shorten lead times. The adjusted EBIT margin contracted to 8.9% for the full year from 9.6% in 2022.

2022

In 2022 Marel made a platform acquisition of Wenger which has opened up exciting new growth avenues in the areas of pet food, plant-based protein and aqua feed. Wenger now forms Marel’s fourth reported business segment — Plant, Pet and Feed — alongside Poultry, Meat and Fish.

Marel closed the year with orders received at a record level of EUR 1,734.0 million. Demand for Marel’s solutions was strong with orders received exceeding EUR 400.0 million every quarter throughout 2022. Revenues for the full year were EUR 1,708.7 million, an increase of 25.6%, with acquisitions contributing EUR 129.3 million. Organic revenue growth was 16.1%, and acquired growth was 9.5% in 2022. Challenging market conditions in the first half of the year, such as supply chain disruption and high inflation, led to missing parts and inefficiencies in manufacturing, which affected revenues.

For the full year, the adjusted EBIT was EUR 163.4 million (2021: EUR 153.6 million), translating to an adjusted EBIT margin of 9.6% (2021: 11.3%). To support further EBIT margin expansion, Marel launched the Full Potential program as a global top priority in the second half of 2022. As part of this program, Marel enacted various actions which included actively rising prices, a 5% global workforce reduction and further initiatives centred around price/cost discipline, further aftermarket penetration and optimizing manufacturing footprint and supply base.

In 2022 Marel continued to invest in transformative infrastructure to further automate and digitalize its platform. These investments were to improve operational efficiency and increase volume through reliable customer deliveries. Infrastructure investments in warehouses and better load balancing across manufacturing sites enabled higher volumes and solid customer deliveries in the second half of 2022 and expected to have a positive impact in the future.

2021

Market conditions were challenging in 2021 due to geopolitical uncertainty and the ongoing COVID-19 pandemic, especially in the end of the year with the emergence of the Omicron variant. However Marel’s balanced exposure to global economies and local markets through its global reach, innovative product portfolio and diversified business mix proved to be resilient during times of turbulence.

In 2021, Marel further intensified its progress towards its mid-term and long-term targets. Marel launched new breakthrough innovations, invested in global reach and manufacturing facilities, and completed bolt-on acquisitions of Valka and PMJ. In 2021 Marel closed the year with a record quarter of EUR 400.7 million in orders received, or a total of EUR 1,502.0 million for the full year, an increase of 22% compared to 2020.

Revenues for the full year were EUR 1,360.8 million, up by 9.9%.Organic revenue growth was 4.4% and acquired growth 5.5% in 2021. Aftermarket, consisting of services and spare parts, represented 40% of total revenues in 2021 (2020: 40%). Spare parts were at a record level for two sequential quarters as Marel focused on strengthening the spare parts delivery model and shortening lead times.

For the full year, adjusted EBIT was EUR 153.6 million (2020:166.8 million), translating to an adjusted EBIT margin of 11.3% (2020: 13.5%). Margins in 2021 were coloured by step-up in market coverage and infrastructure initiatives to increase speed and agility for the expected growth curve resulting in higher operating expenses, in addition to margin pressure from supply chain and logistics challenges.

16.1.2	Key Performance Indicators

Marel delivered resilient operational performance in 2023, with revenues of €1.721 million, an increase of 0.7% of which negative 4.2% was organic and positive 4.9% acquired. Adjusted EBIT was €153 million, a decrease of 6.3% from prior year and adjusted EBIT margin was 8.9% of revenues. Adjusted EBITDA was €217 million, a decrease of 1.8% from prior year and adjusted EBITDA margin was 12.6% of revenues. Non-IFRS adjustments of €59.5 million was recognized in 2023, mainly related to purchase price allocation and one-off restructuring costs. Orders received in 2023 were €1,626 million and decreased by 6.2% from 2022, resulting in an order book of 580.1 million at year end, 14.1% lower than prior year. In 2023, Marel generated an operating cash flow of €225.8 million (+234% p.y) and free cash flow of €109 million. At year end 2023, Marel Net debt/Adjusted LTM EBITDA leverage ratio was 3.45x, at similar levels as the year end 2022.

Adjusted EBITDA, Adjusted EBIT and Free Cash Flow are non-IFRS measures. For a reconciliation of each of these non-IFRS measures to the most directly comparable IFRS financial measure, see section 4 “Non-IFRS measurement” in the Marel 2023 financial statements incorporated by reference into this Prospectus, see section 35 “Information incorporated by reference”.

16.1.3	Marel’s likely future development

On 7 February 2024, Marel’s management presented the outlook for 2024 and the mid-term based on the challenging macro environment, the business cycle within the food industry, and uncertainty on timing of recovery. Long-term average market growth is expected at 4-6% annually. Orders received and revenues are expected to build up throughout the year 2024, resulting in low single digit organic revenue growth for FY24 and improvement in operational performance to 10-11% EBIT margin.

In the mid-term, there are positive signs of improvement in both market outlook and customer sentiment. To deliver strong revenue growth and improved operational performance in the future, build up of the order book to a healthy level is needed. Mid-term outlook for revenues is expected to be above market growth (4-6% annually) with EBITDA margin above 18% and EBIT margin above 14%.

Other considerations include the continued improvement of working capital, full focus on cash and EBITDA generation to reach targeted capital structure of 2-3x net debt/EBITDA, and CAPEX to be at normalized levels of 2-3% after a period of elevated investments.

Assumptions include long-term average market growth of 4-6% annually, no material escalation of geopolitics or disruption in supply chain and logistics, and effective tax rate of ~20%. Growth is not expected to be linear but based on opportunities and economic fluctuations, operational results may vary from quarter to quarter.

16.1.4	Research and development

Marel continues to transform food processing through innovation and strives to be a catalyst for sustainable and affordable global food production. Marel continuously enhances research and development activities to ensure Marel’s solutions meet market challenges such as labor scarcity, resource efficiency and consumer demand for diverse end-products. Marel develops automated and digitalized solutions, efficiently transferring proven technologies like waterjet cutting, robotics and sensor inspection across multiple segments, thereby serving its customers more effectively. In 2023, the advanced solutions Marel presented to the market, strengthening offerings as full-line provider, were centered around three key ambitions: worry-free processing for customers, being the digital partner of choice and sustainable food processing.

Marel’s innovation strategy is centered around three areas of prioritized focus for innovation: (i) New product development — creating new products for new and existing markets, with the objective of capturing growth opportunities and increasing Marel’s market share; (ii) Sustaining the business — creating line extensions and product upgrades to sustain and improve the product life cycle, resulting in greater aftermarket shares. While increasing standardization and modularization to maximize product benefits and capture synergies between industries; (iii) Technical platforms — creating common core technologies for Marel systems and equipment and continuing investment in the Innova processing software platform.

Marel strongly believes that its ability to develop innovative solutions provides a competitive advantage and entrenches Marel as a leading global provider of advanced animal protein processing equipment, systems, software and services. With its commitment to innovation, Marel has improved yield and level of automation and increased food safety and traceability while reducing waste.

16.2	Significant Factors Affecting Marel’s Results of Operations and Financial Conditions

Marel’s results of operations and financial condition are affected by a number of factors, some of which are beyond its control. This section sets forth certain key factors which have affected Marel’s results of operations and financial condition during the periods under review and could affect Marel in the future, including the following:

•	positive trends in global consumer demand for protein;

•	industry mix;

•	size of installed base and business mix;

•	labor costs, supply chain and logistics;

•	operational efficiency, capacity management and utilization;

•	impact of innovation investments;

•	impact of acquisitions;

•	fluctuations in foreign currency exchange rates;

•	animal disease, macroeconomic conditions and geopolitical developments;

•	food safety hazards, system regulations and standards related to the production process; and

•	size and composition of order book and timing of revenue recognition.

16.2.1	Positive Trends in Global Consumer Demand for Protein

Demand for Marel’s equipment, systems, software and services is impacted by trends in underlying global consumer demand for protein and pet food, which in turn drives levels of investment by Marel’s customer base. Processors of protein and pet food have historically responded to sustained increases in demand for, and prices of, protein, together with consumer concerns around food safety and traceability, by investing in automation, capacity expansion, efficiency improvements and optimized processing through digital solutions and modernization. Such investments positively impact Marel’s volumes and value of systems and equipment sales.

During the periods under review, Marel’s Equipment revenues, which comprise revenues from greenfield and large projects and sales of standard equipment and modernizations, have been positively impacted by underlying growth in protein demand as a result of population growth and urbanization, which in turn drive protein production growth and, in developing markets, a shift from backyard farming to large-scale commercial livestock farming. In developing markets, these developments have predominantly driven investments in greenfield projects and capacity expansions whereas in developed markets these developments have driven capacity and efficiency investments by food processors as they seek to increase the levels of automation in their production facilities to increase yield and throughput and optimize the use of raw materials, water and energy.

In addition, Marel’s Equipment revenues are affected by other secular trends in the global market for protein, as consumers and regulators are increasingly focused on food safety and sustainability, traceability, animal wellbeing and health and wellness. These developments have contributed to a robust and growing demand from food processors for technologically-advanced equipment and solutions that enable them to improve monitoring and compliance with increasingly stringent health and safety standards and to reduce the risk of legal and reputational liability from a food contamination incident. Combined with Marel’s market-leading product offerings, these developments have contributed to the growth in Marel’s Equipment revenues during the periods under review.

Lastly, there are a number of technological, economic and consumer trends that represent significant opportunities for Marel’s future growth. The general scarcity of skilled labor and upward pressure on wages, combined with a push from retailers to reduce costs, drives food processors’ demand for increased yield and throughput. Consumers are demanding an increased number of different food products resulting in food product innovation and proliferation of SKUs. Marel can meet these needs by increasing the level of automation and digitalization in the equipment, systems and software it provides. In addition, as Marel’s customers’ processing lines become more sophisticated, demand for SLAs is expected to increase, positively impacting aftermarket revenues.

However, the consumption of animal and plant protein is subject to dietary, health or convenience trends. Accordingly, food processors may have difficulty accurately forecasting their needed manufacturing capacity and the related investment in equipment. For example, in parts of the western world, a popular commitment to animal wellbeing combined with consumption trends towards vegetarianism and veganism may lead to reduced demand for animal protein. If these political or dietary preferences gain widespread acceptance among consumer populations, demand for animal protein by the end consumers of Marel’s customers may suffer a long-term decline. Relatedly, the rise of manufactured meat and meat substitutes may in the long term divert some consumer demand away from processed animal and plant protein, if these products can be successfully commercialized. In the event that a widespread consumer demand shift away from animal protein were to outweigh the growth of active animal and plant protein consumers worldwide, demand for Marel’s systems and services may weaken or there may be a less rapid increase in demand for Marel’s processing systems and services than historical consumption patterns currently suggest. Such a demand shift away from protein products could have a material adverse effect on Marel’s business, results of operations and financial condition.

16.2.2	Industry Mix

Marel has four business segments — Poultry Processing; Meat Processing; Fish Processing; and Plant, Pet and Feed — corresponding to the four food processing industries that it reports externally.

The following table sets forth certain operating segment information for the periods indicated:

	(unaudited)		(audited)
	Three months ended 31 March		Year ended 31 December
(In EUR million unless indicated otherwise)	2024	2023	2023	2022	2021
Poultry Processing
Revenues	218.0	227.8	832.3	832.1	639.1
Share of Total Consolidated Revenues (%)	52.8%	50.9%	48.4%	48.7%	47.0%
Meat Processing
Revenues	102.0	111.6	443.0	514.1	512.5
Share of Total Consolidated Revenues (%)	24.7%	24.9%	25.7%	30.1%	37.7%
Fish Processing
Revenues	39.7	47.4	193.6	191.5	161.1
Share of Total Consolidated Revenues (%)	9.6%	10.6%	11.2%	11.2%	11.8%
Plant, Pet and Feed
Revenues	45.4	54.6	232.3	144.2 (1)	—
Share of Total Consolidated Revenues (%)	11.0%	12.2%	13.5%	8.4%	—

The revenue contribution from each of Marel’s business segments remained largely constant during the periods under review.

Marel believes that the structural drivers underlying growth across the four business segments are broadly similar. Moreover, Marel believes that there are limited structural differences in the potential profitability level of the different business segments. Providing a full-line offering throughout processing stages, increasing levels of standardization and modularization, cross-selling and up-selling through the processing steps as well as breadth of product offering, and improving share of wallet from aftermarket services from its large installed based are examples of steps that can be taken to improve profitability.

16.2.3	Size of Installed Base and Business Mix

Marel generates (i) Equipment revenues from greenfield and large projects, standard equipment and modernization; and (ii) Aftermarket revenues from service, maintenance and spare parts.

Changes in the business mix during the periods under review were driven by (i) the size and growth of Marel’s installed base, (ii) initiatives to grow the proportion of Aftermarket revenues, including through service network expansion and Marel’s ability to secure SLAs with customers, (iii) volumes and sizes of equipment and service orders as well as (iv) secular growth trends and macroeconomic conditions, as described under section 16.2.1 “Positive Trends in Global Consumer Demand for Protein” and section 16.2.9 “Macroeconomic Conditions and Political Developments”.

The following table shows Marel’s equipment and Aftermarket revenues for the periods indicated:

	(unaudited)								(audited)
	Three months ended 31 March								Year ended 31 December
	2024				2023				2023				2022				2021
	(EUR Million)		(% of Total)		(EUR Million)		(% of Total)		(EUR Million)		(% of Total)		(EUR Million)		(% of Total)		(EUR Million)		(% of Total)
Equipment revenues		206.9		50.1%		256.2		57.3%		935.5		54.3%		1,019.5		59.7%		817.4		60.1%
Aftermarket revenues		205.7		49.9%		191.2		42.7%		785.9		45.7%		689.2		40.3%		543.4		39.9%
Total revenues		412.6		—		447.4		—		1,721.4		—		1,708.7		—		1,360.8		—

Marel’s revenues are affected by the size of its installed base, which directly impacts the volume of service, maintenance and spare parts and thus Aftermarket revenues. In addition, existing customers can become an important source of additional Equipment revenues through up-selling or cross-selling of equipment and systems over the customer cycle. Marel’s results of operations are therefore impacted by its ability to grow its installed base with new and existing customers.

During the periods under review, Marel sought to increase its proportion of Aftermarket revenues to strengthen its revenue profile. Marel has sought to improve its service offering through improvements in its service network. In addition, during the periods under review Marel has increased the number of SLAs it enters into with customers to ensure greater reliability and predictability of its Aftermarket revenues. Marel aims to continue to increase the proportion of Aftermarket revenues derived from SLAs by increasing its emphasis on these contracts. Marel expects Aftermarket revenues to grow in line with the growing installed base in the medium term, in part as a result of Aftermarket revenue opportunities from newly acquired businesses.

Marel’s Equipment revenues may fluctuate between quarters due to the impact from the overall volumes and sizes of equipment and service orders, in particular greenfield and large projects which tend to involve larger orders delivered over a period of time and therefore have higher associated revenues than standalone equipment and service orders. A significant increase or decrease in orders for greenfield and large projects during a reporting period may therefore have a revenue impact on subsequent reporting periods due to the timing of revenue recognition as described under section 16.2.10 “Order Book and Timing of Revenue Recognition”. In the periods under review, Marel secured large greenfield projects from new and existing customers in Australia, Belgium, Iraq, Romania, Saudi Arabia and the United States and across its business segments.

Marel’s results of operations are also impacted by varying profitability across its equipment and aftermarket businesses. Operating margins within Marel’s aftermarket business (particularly spare parts) are positively impacted by standardization and modularization due to lower engineering costs. In addition, within the equipment business, modernization and standard equipment tend to generate higher margins than greenfield and large projects due to greater standardization and lower engineering costs. Accordingly, the proportion of revenues generated by aftermarket services and modernization and standard equipment during a reporting period have, to a certain degree, a significant impact on Marel’s profitability for that period. Conversely, greenfield and large projects tend to generate lower margins due to higher design and engineering costs, and the proportion of revenues attributable to greenfield and large projects for a particular reporting period impacts Marel’s profitability during that period. However, greenfield and large projects frequently lead to significant additional revenue streams in the long term as customers with an installed base of Marel equipment and systems normally purchase equipment modernizations, maintenance, service and spare parts from Marel.

16.2.4	Labor Costs

Labor costs represent the largest portion of Marel’s operating expenses. Labor cost inflation has affected Marel’s results of operations for the periods under review and is expected to affect Marel’s results of operations in future periods. As of 31 December 2023, Marel employed around 7,500 FTEs. These employees generally fall into one of four main categories: (i) cost of sales (reflecting manufacturing and service personnel), (ii) sales and marketing, (iii) general and administrative, which includes Group management and other senior executives (“G&A”) and (iv) R&D. In addition, Marel relies to varying degrees on in-house and outsourced contractors, which enables Marel to manage its fixed cost base relative to production requirements.

The following table shows the development of Marel’s staff costs (including post-retirement costs) for the periods indicated within its main cost line items:

	(unaudited)				(audited)
	Three months ended 31 March				Year ended 31 December
	2024		2023		2023		2022		2021
	(EUR million)	(% of revenues)	(EUR million)	(% of revenues)	(EUR million)	(% of revenues)	(EUR million)	(% of revenues)	(EUR million)	(% of revenues)
Staff costs recognized under:
Cost of Sales	88.4	20.1%	89.9	21.4%	349.7	20.3%	337.2	19.7%	270.2	19.9%
Selling and marketing expenses	37.9	8.5%	37.9	9.2%	147.1	8.5%	145.2	8.5%	116.3	8.5%
General and administrative expenses	26	5.3%	23.9	6.3%	97.0	5.6%	96.5	5.6%	68.3	5.0%
Research and development expenses(1)	23.1	5.1%	22.6	5.6%	88.0	5.1%	83.5	4.9%	66.0	4.9%
Total	175.4	39.0%	174.3	42.5%	681.8	39.6%	662.4	38.8%	520.8	38.3%

(1)	EUR 20.3 million, EUR 21.1 million and EUR 13.2 million were capitalized as intangible assets in the financial years ended 31 December 2023, 2022 and 2021, respectively.

During the periods under review, increasing demand for highly qualified technology and engineering personnel led to an increase in labor costs. Competition for skilled and non-skilled employees among companies that rely heavily on engineering, technology, and manufacturing is intense, and Marel faces competition in particular for technological personnel in the Netherlands and the United States, as its operations there are based outside of major cities with higher concentrations of human capital. In particular, this impacted the cost of engineers, which are accounted for within Cost of Sales, as well as costs related to Marel’s innovation engineering staff, which are accounted for in R&D expenses.

Marel’s selling and marketing staff costs also increased during the periods under review, mainly as a result of an increase in sales volumes and commissions and the number of employees in line with the growth of Marel and higher labor costs as well as establishment of a demo center in China. Marel expects selling and marketing costs as a percentage of revenue to remain at similar levels in the medium term. Staff costs within G&A expenses increased marginally during the year ended 31 December 2023 as compared to the prior year.

16.2.5	Operational Efficiency, Capacity Management and Utilization

Marel’s ability to manage its production capacity and operating efficiency influences its cost structure and profitability. The utilization level of Marel’s manufacturing facilities in particular affects its operating results due to certain fixed costs that are incurred irrespective of whether utilization levels are high or low. While capacity can be increased or decreased in response to expected changes in demand to avoid over- or underutilization of manufacturing facilities, including by leveraging Marel’s global manufacturing platform, the timing of such adjustments can be challenging.

Marel relies in part on its order book to manage its near-term production requirements and manage its cost base. In addition, Marel seeks to increase the number of SLAs with customers to ensure greater predictability of service orders, which aids manufacturing capacity management. SLAs are typically entered into for one-year periods and are often subject to automatic renewal in line with the lifecycle of the relevant equipment or system. In contrast to the revenue and costs associated with work under SLAs, the level of ad hoc service orders and new equipment orders may at times be difficult to forecast, which may expose Marel to higher costs if it is unable to ensure operational flexibility and increase or decrease capacity. In addition, Marel seeks to manage its capacity through the use of overtime, double shifts, outsourcing and flexible workers.

In addition, Marel has implemented a co-location production strategy, under which manufacturing loads are allocated more cost-effectively, which allows for better production management of manufacturing load fluctuations. Under this strategy, Marel is positioned in countries around the world where it can achieve optimized efficiency in production and logistics and support future growth by granting access to global talent in proximity to customers’ processing facilities.

16.2.6	Impact of Innovation Investments

Marel’s approach to innovation is aligned with its business model, which relies on the development of innovative solutions to entrench Marel as a provider of high-quality food processing equipment, systems, software and services. Marel’s innovation initiatives are predominantly focused on improvements in efficiency, automation sustainability and the development of its software solutions which enable it to launch new solutions to new and existing customers. Innovation investments are therefore a key driver of equipment sales and modernization, which in turn drive revenue from Marel’s equipment business. In addition, Marel focuses its innovation investments on improving standardization and modularization in its product offering, which is critical to improve operating margins, particularly in the Meat Processing and Fish Processing business segments.

As a percentage of revenues, R&D expenses were 6.9%, 6.2% and 6.4% in the financial years ended 31 December 2023, 2022 and 2021, respectively.

Depending on the nature of a project, Marel’s R&D expenses are either expensed directly in the income statement as they are incurred, or recorded as capitalized costs on the balance sheet under IFRS and amortized through the income statement over the relevant product life. R&D expenses are recognized as an expense as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognized as intangible assets when it is probable that the project will generate future economic benefits, considering its commercial and technological feasibility, costs can be measured reliably and Marel intends to and has sufficient resources to complete development and to use or sell the asset.

During the periods under review, the majority of Marel’s R&D expenses has been incurred for staffing costs in its four specialized R&D facilities in Iceland, the Netherlands, Denmark and the United States. Marel’s headcount dedicated to innovation was over 1,000 FTEs as of 31 December 2023.

16.2.7	Impact of Acquisitions

Acquisitions have been and continue to be key to Marel’s revenue growth strategy. Acquisitions help Marel complete its range of product offerings and further grow the business by expanding into new markets. During the periods under review, Marel made three acquisitions. See section 12 “Business of Marel”.

The acquisition of Wenger had a significant impact on Marel’s results of operations for the years ended 31 December 2023 and 2022. Wenger contributed inorganic revenue growth of EUR 82.6 million and EUR 112.2 million for FY23 and FY22, respectively.

Marel’s acquisitions may affect its results of operations and the period-to-period comparability of its financial statements. Marel accounts for acquisitions where it gains full control of an entity using the acquisition method, and the results of the acquired businesses are consolidated in Marel’s results from the date upon which Marel assumes control of the acquired entity.

Acquisitions also result in a considerable amount of goodwill being carried on Marel’s balance sheet. As of 31 March 2024, Marel carried EUR 862.7 million of goodwill on its balance sheet relating to historical acquisitions including MPS, TREIF, Valka and Wenger, representing 33.7% of Marel’s total assets as of that date. Goodwill is recognized as an intangible asset and is subject to an impairment test which must be performed at least annually, or if particular circumstances or changes in circumstances occur that indicate an impairment under IFRS. To date there have been no impairments of Marel’s goodwill.

16.2.8	Fluctuations in Foreign Currency Exchange Rates

Marel conducts global operations, involving transactions denominated in a variety of currencies, but its reporting currency is the EUR. Accordingly, fluctuations in currency exchange rates can impact its results of operations. These impacts can take the form of transaction effects, which result from a currency mismatch between revenues and costs, or translation effects, which result from converting assets, liabilities and cash flows denominated in foreign currencies into EUR for reporting purposes.

While Marel generally seeks natural hedges in its operations by aligning as much as possible the currency of its revenues, operational costs and, with respect to operations in EUR and USD, its debt funding, it is exposed in particular to the mismatch between revenues earned in EUR and USD and costs incurred in ISK. Whereas around 6% of costs incurred in the year ended 31 December 2023 were in ISK, less than 1% of revenues for that period were earned in ISK. This means that a strengthening of ISK against EUR (or other currencies in which Marel generates revenue), or a strengthening of EUR against USD, reduces Marel’s profit margin by amplifying the magnitude of its costs relative to its revenues. Conversely, a weakening of ISK against EUR, or a weakening of EUR against USD, tends to have a beneficial impact on Marel’s margins.

The results and financial position of Marel’s subsidiaries are reported in the relevant local currencies and then translated into EUR at the applicable exchange rates for inclusion in Marel’s consolidated financial statements, which are stated in EUR. As a result, Marel’s results of operations and financial position are impacted by the value of EUR relative to such other currencies.

Marel may then be exposed to fluctuations in foreign currency exchange rates to the extent non-EUR and non-USD revenue and/or operating expenses increase. In particular, because Marel reports its financial results in EUR but generated a significant share of its revenues in USD in the year ended 31 December 2023, a strengthening of EUR against USD (or other currencies in which Marel earns revenues) will negatively impact Marel’s revenues. Conversely, a weakening of EUR against USD will positively impact Marel’s revenues. For a further discussion including a sensitivity analysis of currency movements on Marel’s income statement, see Note 26(a) to Marel’s Annual Consolidated Financial Statements for the year ended 31 December 2023.

16.2.9	Macroeconomic Conditions and Political Developments

Marel’s results of operations are also influenced, to some degree, by macroeconomic conditions and political developments that affect international trade and investment.

Marel’s business is affected by fluctuations in demand from its customers as a result of global and local economic conditions affecting the food processing industry. In particular, during recessions and economic downturns, levels of investment by food processors in greenfield and large projects, standard equipment and equipment modernization tend to decline. Accordingly, a protracted decline in investment levels by its customers reduces Marel’s Equipment revenues and negatively impacts the growth of its installed base, thereby also impeding growth in Aftermarket revenue opportunities. Reductions or delays in investments during periods of economic decline, however, are typically offset in part by increased Aftermarket revenues as customers decide to service their existing production lines as opposed to investing in new solutions. Conversely, during periods of strong economic growth, Marel typically experiences strong growth in equipment demand as food processors, which may be new or existing customers, have capital investment capacity.

Additionally, levels of investment from food processors are generally affected by fluctuations in the cost of their inputs—including predominantly labor, livestock (the price of which is in turn sensitive to fluctuations in the prices of corn and soy) and energy—which may impair their profitability if they are unable to pass on cost increases to consumers. In developed markets such as Europe and the United States, investment levels by food processors are typically higher when commodity prices and the costs of other inputs are low, positively impacting Marel’s Equipment revenues. Conversely, increases in the cost of these inputs in the past have to some extent driven increased investment in automation and efficiency by food processors in the shorter term aiming to maintain their profitability. This has positively impacted demand for and revenues from equipment upgrades and, in some cases, accelerated investment in greenfield and large projects to replace existing production facilities. However, in the event of a sustained increase in commodities prices and labor costs, investment in equipment may suffer as food processors look to conserve cash, which would negatively impact Marel’s Equipment revenues. In such conditions, Marel has been able to mitigate these impacts to some extent by a shift to Aftermarket revenues and focus on durable, labor-saving solutions and less capital-intensive ventures.

In addition, government policies on international trade and investment such as import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocs, can also reduce the demand for Marel’s products and services or adversely impact Marel’s competitive position. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs or new barriers to entry, in countries where Marel sells large quantities of products and services could negatively impact its business in the longer term. These political developments can also lead to a macroeconomic downturn discussed above and adversely affect Marel’s results of operations. Political instability may also impact Marel. However, political tensions could also lead to more business opportunities for Marel, as governments reduce their reliance on imports and increase domestic production.

16.2.10	Order Book and Timing of Revenue Recognition

Marel’s order book provides an indicator of its revenue generation in subsequent periods. Marel recognizes its Equipment revenues attributable to greenfield and large projects under the percentage-of-completion method. The revenue attributable to modernization and standard equipment and the Aftermarket revenue attributable to spare part sales is recognized when or as the customer obtains control of the goods. Equipment revenues from greenfield and large projects are typically recognized over a longer period of time (up to 12 months and sometimes longer depending on factory workload) than Equipment revenues from sales of modernization and standard equipment and Aftermarket revenues from the sale of spare parts and maintenance services due to longer lead times.

On average, Meat Processing’s projects tend to have longer lead times than those of Poultry Processing, while Fish Processing’s projects have shorter lead times than those of Poultry Processing. A strong order book improves working capital management as Marel requires customers to fund a significant part of the purchase price upfront in cash or provide coverage through a letter of credit at the time of confirmation of its orders.

As of 31 March 2024 and 31 December 2023, greenfield and projects with long lead times constituted the vast majority of Marel’s order book, with book-to-bill ratios of 0.95 and 0.94, respectively. As of 31 March 2024, the order book decreased relative to the prior year at EUR 560.3 million, compared to EUR 590.4 million as of 31 March 2023. This amounted to 33.2% of LTM revenues as of 31 March 2024.

16.3	Description of Key Statement of Profit or Loss Items

16.3.1	Revenues

Marel’s revenues are comprised of sales of processing equipment, systems, software and services to food processing companies across its business segments and geographies, net of value-added tax, rebates and discounts. The revenues consist principally of: (i) Equipment revenues, meaning revenues from greenfield and large projects, modernization and standard equipment and related installation revenues; and (ii) Aftermarket revenues, meaning from maintenance, service (provided on an ad hoc basis or under SLAs) and spare parts. Revenues from sales of modernization and standard equipment and spare parts are recognized upon delivery of the equipment to the customer in accordance with IFRS 15. Equipment revenues from greenfield and large projects and Aftermarket revenues from maintenance and service are recognized under the percentage of completion method under which revenues are recognized based on the services performed and direct expenses incurred to date as a percentage of the projected total services to be performed and projected total expenses to be incurred.

16.3.2	Cost of Sales

Cost of sales encompasses all manufacturing costs (including raw materials such as stainless steel and energy, employee benefits relating to direct and indirect manufacturing, maintenance, rent and depreciation of manufacturing buildings and equipment, freight duties and service support fees) related to goods and services captured in net sales.

16.3.3	Selling and Marketing Expenses

Selling and marketing expenses encompass expenses related to the selling and marketing of Marel’s equipment and services, which mainly includes wages and commissions for sales personnel and travel expenses, as well as expenses relating to marketing materials, exhibitions and Marel’s product demonstration centers.

16.3.4	General and Administrative Expenses

G&A expenses represent costs incurred in relation to the implementation of Marel’s strategies and general management of its business, including business support activities of staff departments that are not directly related to the other functional areas of Marel’s business, which mainly consists of general management, finance, HR, IT, consultancy costs, costs associated with improvement projects and strategy and acquisition initiatives.

16.3.5	Research and Development Expenses

R&D expenses represent expenses in gaining new scientific or technical knowledge and understanding and applying Marel’s research findings or other knowledge to a plan or (re-)design for the production of new or improved materials, devices, products, processes, systems or services before the commencement of commercial production or use. R&D expenses mainly include employee benefits relating to R&D personnel and materials used.

16.3.6	Net finance costs

Net finance costs predominantly reflect finance costs comprised of interest expenses on Marel’s borrowings and leases, gains or losses relating to ineffective hedging, changes in derivative instruments and foreign exchange transaction, net of finance income or gains.

16.4	Results of Operations

16.4.1	Comparison of Results of Operations for Q1 2024 and Q1 2023

The following table sets forth Marel’s results of operations for Q1 2024 and Q1 2023:

	Three months ended 31 March
(Unaudited; in EUR million)	2024	2023

Revenues	412.6	447.4
Cost of sales	(264.1)	(294.7)

Gross profit	148.5	152.7

Selling and marketing expenses	(64.6)	(64.4)
General and administrative expenses	(40.4)	(37.0)
Research and development expenses	(31.6)	(28.2)

Result from operations	11.9	23.1

Finance costs	(15.0)	(13.7)
Finance income	1.2	0.8

Net finance costs	(13.8)	(12.9)

Share of result of associates	(0.1)	(0.2)

Result before income tax	(2.0)	10.0

Income tax	(1.2)	(0.9)

Net result	(3.2)	9.1

16.4.1.1	Revenues

Marel’s revenues decreased by 7.8% to EUR 412.6 million in Q1 2024, compared to EUR 447.4 million in Q1 2023, owing to low project revenues as a result of low orders received in the first three quarters of 2023 and a soft order book. Poultry Processing continued to be the biggest revenue driver and accounted for 52.8% of Marel’s total revenues in Q1 2024, followed by Meat Processing (24.7%), Plant, Pet and Feed (11.0%) and Fish Processing (9.6%).

The following table sets forth Marel’s revenues by reporting segment for the periods indicated:

	Three months ended 31 March
(unaudited; in EUR million)	2024	2023	Change (%)
Poultry Processing	218.0	227.8	(4.3)
Meat Processing	102.0	111.6	(8.6)
Fish Processing	39.7	47.4	(16.2)
Plant, Pet and Feed	45.4	54.6	(16.8)
Other(1)	7.5	6.0	25.0

Total	412.6	447.4	(7.8)

(1)	Other includes revenues from non-core business areas.

Poultry Processing

Revenue in the Poultry Processing segment decreased by 4.3% to EUR 218.0 million in Q1 2024, compared to EUR 227.8 million in Q1 2023, owing to fewer orders received for large projects over the past quarters.

Meat Processing

Revenues in the Meat Processing segment decreased by 8.6% to EUR 102.0 million in Q1 2024, compared to EUR 111.6 million in Q1 2023, owing to declining projects revenues.

Fish Processing

Revenues in the Fish Processing segment decreased by 16.2% to EUR 39.7 million in Q1 2024, compared to EUR 47.4 million in Q1 2023, owing to lower project revenues resulting from low orders received in recent quarters.

Plant, Pet and Feed

Revenues in the Plant, Pet and Feed segment decreased by 16.8% to EUR 45.4 million in Q1 2024, compared to revenues of EUR 54.6 million in Q1 2023, mainly driven by lower project revenues.

16.4.1.2	Cost of Sales

Cost of sales decreased by 10.4% to EUR 264.1 million in Q1 2024, compared to EUR 294.7 million in Q1 2023, owing to lower revenue base in the quarter compared to the same quarter in 2023.

16.4.1.3	Selling and Marketing Expenses

Selling and marketing expenses was stable with a marginal 0.3% increase in absolute terms to EUR 64.6 million in Q1 2024, compared to EUR 64.4 million in Q1 2023, despite the first quarter being a seasonally cost-heavy quarter due to due to seasonal trade show activity and high customer engagement. Selling and marketing expenses for Q1 2024 represented 15.7% of revenues for the period, compared to 14.4% in Q1 2023, as revenues were 7.8% lower in Q1 2024 compared to Q1 2023.

16.4.1.4	General and Administrative Expenses

Marel’s G&A expenses increased by 9.2% to EUR 40.4 million in Q1 2024, compared to EUR 37.0 million in Q1 2023, primarily as a result of one off restructuring and acquisition related expenses due to the JBT transaction. G&A expenses for Q1 2024 represented 9.8% of revenues for the period, compared to 8.3% in Q1 2023 on the back of lower revenues in the quarter.

16.4.1.5	Research and Development Expenses

In Q1 2024, R&D expenses increased by 12.1% to EUR 31.6 million, compared to EUR 28.2 million in Q1 2023, as a result of higher amortization of capital software development that is now free for sale and impairment costs relating to restructuring and product portfolio optimization. R&D expenses for Q1 2024 represented 7.7% of revenues for the period, compared to 6.3% in Q1 2023.

16.4.1.6	Net finance costs

Net finance costs increased by 7.0% to EUR 13.8 million in Q1 2024, compared to EUR 12.9 million in Q1 2023, owing mainly to higher base interest rates and higher leverage.

16.4.1.7	Income tax

Income tax increased by 33.3% to EUR 1.2 million in Q1 2024, compared to EUR 0.9 million in Q1 2023, mainly as a result of non-tax-deductible costs associated with the Offer.

16.4.2	Comparison of Results of Operations for FY23 and FY22

The following table sets forth Marel’s results of operations for FY23 and FY22:

	Year ended 31 December
(In EUR million)	2023	2022

Revenues	1,721.4	1,708.7
Cost of sales	(1,125.0)	(1,130.4)

Gross profit	596.4	578.3

Selling and marketing expenses	(249.1)	(236.2)
General and administrative expenses	(134.4)	(139.2)
Research and development expenses	(119.3)	(105.9)

Result from operations	93.6	97.0

Finance costs	(57.4)	(23.7)
Finance income	0.4	10.7

Net finance costs	(57.0)	(13.0)

Share of result of associates	(0.5)	(1.9)
Impairment loss of associates	—	(7.0)

Result before income tax	36.1	75.1

Income tax	(5.1)	(16.4)

Net result	31.0	58.7

16.4.2.1	Revenues

Marel’s revenues increased by 0.7% to EUR 1,721.4 million in FY23, compared to EUR 1,708.7 million in FY22, owing to 4.9% acquired growth mostly attributable to the Wenger acquisition, offset by a 4.2% decline in organic growth. Project revenues declined due to the lower level of projects orders received in FY23, while Aftermarket revenue reflected an upward trend. Continued good momentum in aftermarket, Poultry Processing continued to be the biggest revenue driver and accounted for 48.4% of Marel’s total revenues in FY23, followed by Meat Processing (25.7%), Plant, Pet and Feed (13.5%) and Fish Processing (11.2%).

The following table sets forth Marel’s revenues by reporting segment for the periods indicated:

	Year ended 31 December
(In EUR million)	2023	2022	Change (%)
Poultry Processing	832.3	832.1	0.0
Meat Processing	443.0	514.1	(13.8)
Fish Processing	193.6	191.5	1.1
Plant, Pet and Feed	232.3	144.2	61.1
Other(1)	20.2	26.8	(24.6)

Total	1,721.4	1,708.7	0.7

(1)	Other includes revenues from non-core business areas.

Poultry Processing

In FY23, revenues in the Poultry Processing segment were flat at EUR 832.3 million, compared to EUR 832.1 million in FY22. The overall mix of business experienced a shift from projects, which declined due to market conditions, to Aftermarket revenues.

Meat Processing

Revenues in the Meat Processing segment decreased by 13.8% to EUR 443.0 million in FY23, compared to EUR 514.1 million in the prior year, owing to declining projects revenues, despite slight growth in Aftermarket revenues.

Fish Processing

Revenues in the Fish Processing segment increased by 1.1% to EUR 193.6 million in FY23, compared to EUR 191.5 million in the prior year, owing to a relatively higher volume of customized solutions compared to standard equipment.

Plant, Pet and Feed

Revenues in the Plant, Pet and Feed segment increased by 6.8% to EUR 232.3 million in FY23, compared to pro forma revenues of EUR 217.5 million in the prior year, as a result of increased aftermarket revenues and high equipment volumes in the fourth quarter of 2023.

16.4.2.2	Cost of Sales

Cost of sales decreased by 0.5% to EUR 1,125.0 million in FY23, compared to EUR 1,130.4 million in FY22, owing to improved cost coverage due to a reduction in the workforce and lower PPA costs.

16.4.2.3	Selling and Marketing Expenses

Selling and marketing expenses increased by 5.5% to EUR 249.1 million in FY23, compared to EUR 236.2 million in FY22, mostly due to increased customer engagement and inflation. Selling and marketing expenses for FY23 represented 14.5% of revenues for the period, compared to 13.8% in FY22.

16.4.2.4	General and Administrative Expenses

Marel’s G&A expenses decreased by 3.4% to EUR 134.4 million in FY23, compared to EUR 139.2 million in FY22, primarily as a result of lower acquisition-related costs and a reduction in headcount. G&A expenses for FY23 represented 7.8% of revenues for the period, compared to 8.1% in FY22.

16.4.2.5	Research and Development Expenses

In FY23, R&D expenses increased by 12.7% to EUR 119.3 million as a result of increased impairment related to restructuring and product portfolio optimization as well as general cost increases. R&D expenses for FY23 represented 6.9% of revenues for the period, compared to 6.2% in FY22.

16.4.2.6	Net finance costs

Net finance costs increased by 338.5% to EUR 57.0 million in FY23, compared to EUR 13.0 million in FY22, owing mainly to increased interest on borrowings as a result of higher base rates and increased borrowings for FY23 relative to FY22.

16.4.1.7	Income tax

Income tax decreased by 68.9% to EUR 5.1 million in FY23, compared to EUR 16.4 million in FY22, mainly as a result of weaker results before income tax relative to FY22.

16.4.3	Comparison of Results of Operations for FY22 and FY21

The following table sets forth Marel’s results of operations for FY22 and FY21:

	Year ended 31 December
(In EUR million)	2022	2021

Revenues	1,708.7	1,360.8
Cost of sales	(1,130.4)	(867.0)

Gross profit	578.3	493.8
Selling and marketing expenses	(236.2)	(180.4)
General and administrative expenses	(139.2)	(96.2)
Research and development expenses	(105.9)	(86.9)

Result from operations	97.0	130.3

Finance costs	(23.7)	(9.2)
Finance income	10.7	0.5

Net finance costs	(13.0)	(8.7)

Share of results of associates	(1.9)	(0.9)
Impairment loss of associates	(7.0)	—

Result before income tax	75.1	120.7
Income tax	(16.4)	(24.5)

Net result	58.7	96.2

16.4.3.1	Revenues

Marel’s revenues increased by 25.6% to EUR 1,708.7 million in FY22, compared to EUR 1,360.8 million in FY21. Organic revenue growth was 16.1%, and acquired growth was 9.5%. Acquisitions contributed EUR 129.3 million in revenue for FY22. Challenging market conditions in the first half of FY22, such as supply chain disruption and high inflation, led to missing parts and inefficiencies in manufacturing, which affected revenues. Poultry Processing was the biggest revenue driver and accounted for 48.7% of Marel’s total revenues in FY22, followed by Meat Processing (30.1%), Fish Processing (11.2%) and Plant, Pet and Feed (8.4%).

The following table sets forth Marel’s revenues for FY22 and FY21 for each of its reporting segments:

	Year ended 31 December
(In EUR million)	2022	2021	(%) Change
Poultry Processing	832.1	639.1	30.2
Meat Processing	514.1	512.5	0.3
Fish Processing	191.5	161.1	18.9
Plant, Pet and Feed	144.2	—	—
Other(1)	26.8	48.1	(44.3)

Total	1,708.7	1,360.8	25.6

(1)

Other includes revenues which do not belong to the four core business segments. Up to the year ended 31 December 2021, Marel reported its revenue to plant based protein and pet food processing industries in the Other segment.

Poultry Processing

Revenues in the Poultry Processing segment increased by 30.2% to EUR 832.1 million in FY22, compared to EUR 639.1 million in the prior year, driven by growth in both equipment and aftermarket sales.

Meat Processing

In the Meat Processing segment, revenues increased by 0.3% to EUR 514.1 million in FY22, compared to EUR 512.5 million in FY21. In 2022, the meat industry faced challenging market conditions such as geopolitical unrest, sanctions, lockdowns, inflation and the reappearance of African Swine Fever.

Fish Processing

In FY22, revenues in the Fish Processing segment increased by 18.9% to EUR 191.5 million, compared to EUR 161.1 million in FY21, reflecting a record first half of the year, offset by the closings of several larger projects being moved into FY23 and the impact of proposed tax changes in Norway.

Plant, Pet and Feed

In the quarter ended 30 September 2022, Marel consolidated the newly acquired Wenger business in its segment reporting under the name of Plant, Pet and Feed. The segment performed in line with expectations in the year ended 31 December 2022, with a stronger second half of the year compared to the first half due to the timing of orders and shipments.

16.4.3.2	Cost of Sales

Cost of Sales increased by 30.4% to EUR 1,130.4 million in FY22, compared to EUR 867.0 million in FY21, due in part to an increase in the cost of inventories recognized as an expense in connection with the Wenger acquisition and an increase in employee benefits expenses recognized under Cost of Sales. Cost of Sales for FY22 represented 66.2% of revenues for the period, compared to 63.7% in FY21.

16.4.3.3	Selling and Marketing Expenses

Selling and marketing expenses increased by 30.9% to EUR 236.2 million in FY22, compared to EUR 180.4 million in FY21, reflecting the acquisition of Wenger and a step-up in market coverage and high levels of customer engagement, including trade show participation that showcased Marel’s pioneering solutions in the food processing industry. Selling and marketing expenses for FY22 represented 13.8% of revenues for the period, compared to 13.3% in FY21.

16.4.3.4	General and Administrative Expenses

G&A expenses increased by 44.7% to EUR 139.2 million in FY22, compared to EUR 96.2 million in FY21, which was mostly attributable to restructuring and acquisition-related costs. G&A expenses for FY22 represented 8.1% of revenues for the period, compared to 7.1% in FY21.

16.4.3.5	Research and Development Expenses

R&D expenses increased by 21.9% to EUR 105.9 million in the year ended 31 December 2022, compared to EUR 86.9 million in FY21, as a result of an increased focus on digital and software product offering as well as increases in connection with newly-acquired businesses. R&D expenses for FY22 represented 6.2% of revenues for the period, compared to 6.4% in FY21.

16.4.3.6	Net finance costs

Net finance costs increased by 49.4% to EUR 13.0 million in FY22, compared to EUR 8.7 million in FY21. This increase was largely reflective of an increase in interest on borrowings to EUR 18.4 million, as compared to EUR 4.7 million for FY21, offset by a net foreign exchange gain of EUR 9.2 million in FY22. See section 16.5.4 “Borrowings”.

16.4.3.7	Income tax

Income tax expense decreased by 33.1% to EUR 16.4 million in FY22, compared to EUR 24.5 million in FY21, mainly as a result of a lower result before income tax for the year ended 31 December 2022.

16.5	Liquidity and Capital Resources

16.5.1	Overview of Sources and Uses of Cash

Marel’s liquidity requirements arise primarily from the need to fund net working capital requirements and operating expenses as well as for maintenance and growth capital expenditures, acquisitions in line with Marel’s strategy, and to meet ongoing debt service requirements.

Marel believes that it generates strong cash flows, and its principal sources of liquidity are existing cash and cash equivalents, net cash from operating activities and, to the extent necessary, external debt funding. Marel’s principal external funding arrangements are described under section 16.5.4 “Borrowings” below. Marel believes that its working capital is sufficient for Marel’s present requirements.

16.5.2	Share Capital

As of 31 December 2023, Marel’s authorized share capital was ISK 771,007,916, represented by 771,007,916 shares issued, each assigned one vote with a nominal value of ISK 1.00, and 753,950,271 shares outstanding with 17,057,645 shares held by the company as treasury shares, or 2.21% of issued shares. Shareholders who hold shares in Marel on Nasdaq Iceland and Euronext Amsterdam have identical rights, including voting rights and rights to dividends.

16.5.3	Cash Flows

The table below sets forth Marel’s cash flows for the periods indicated.

	(unaudited)		(audited)
(in EUR million)	Three months ended 31 March		Year ended 31 December
	2024	2023	2023	2022	2021
Net cash from operating activities	6.5	16.8	138.1	51.4	176.2
Net cash provided by / (used in) investing activities	(11.3)	(31.8)	(95.9)	(567.2)	(121.4)
Net cash provided by / (used in) financing activities	(28.3)	5.2	(45.1)	505.9	(64.3)
Net increase (decrease) in net cash	(33.1)	(9.8)	(2.9)	(9.9)	(9.5)
Exchange (loss) / gain on net cash	(0.9)	(2.1)	(2.9)	8.5	8.0
Net cash at beginning of the period	69.9	75.7	75.7	77.1	78.6

Net cash at end of the period	35.9	63.8	69.9	75.7	77.1

16.5.3.1	Net cash from operating activities

The primary source of Marel’s cash flows is funds generated by its operating activities. Marel’s net cash from operating activities primarily comprised Marel’s result from operations for the three months ended 31 March

2024 and 2023 and the years ended 31 December 2023, 2022 and 2021, adjusted for depreciation and amortization, together with working capital movements, changes in provisions, tax paid and interest and finance income and costs.

Net cash from operating activities for Q1 2024 decreased by EUR 10.3 million to EUR 6.5 million, compared to EUR 16.8 million for Q1 2023, primarily due to due to lower profits and increased working capital commitments.

Net cash from operating activities in FY23 increased by EUR 86.7 million to EUR 138.1 million, compared to EUR 51.4 million in the prior year, primarily due to favorable movements in working capital including rebalancing of inventory.

Net cash from operating activities for FY22 decreased by EUR 124.8 million to EUR 51.4 million, compared to EUR 176.2 million in FY21, colored by lower operational performance including one-off costs related to acquisitions and restructuring and unfavorable movements in working capital.

16.5.3.2	Net cash from (used in) investing activities

Marel’s net cash flow used in investing activities consisted of cash used for the purchase or cash received for the sale of property, plant and equipment, investments in R&D activities, and acquisitions.

Net cash used in investing activities for Q1 2024 decreased by EUR 20.5 million to EUR 11.3 million, compared to EUR 31.8 million in Q1 2023, reflecting lower PP&E investment and investments in intangibles.

Net cash used in investing activities for FY23 decreased by EUR 471.3 million to EUR 95.9 million, compared to EUR 567.2 million in FY22, reflecting the acquisition of Wenger in FY22.

Net cash used in investing activities for FY22 increased by EUR 445.8 million to EUR 567.2 million, compared to EUR 121.4 million in FY21. This increase was primarily due to the high levels of net cash used in investing activities for FY22 including cash consideration of USD 519.3 million in connection with the Wenger acquisition.

16.5.3.3	Net cash from (used in) financing activities

Marel’s net cash from financing activities reflected sales and purchase of treasury shares and dividends paid as well as refinancing of long-term borrowings as described under section 16.5.4 “Borrowings” below.

Net cash used in financing activities for Q1 2024 was EUR 28.3 million, compared to net cash provided by financing activities of EUR 5.2 million in Q1 2023. This change was primarily due to repayments of borrowings of EUR 25.5 million, compared to EUR 0.4 million in the prior period.

Net cash used in financing activities for FY23 was EUR 45.1 million, compared to net cash provided by financing activities of EUR 505.9 million in FY22, largely owing to the repayment of EUR 233.1 of borrowings as compared to EUR 215.0 million proceeds from borrowings, as compared to the proceeds from borrowings and repayments of borrowings of EUR 1,358.0 million and EUR 763.6 million, respectively, in the year prior. See section 16.5.4 “Borrowings” below.

Net cash provided by financing activities for FY22 was EUR 505.9 million, compared to net cash used in financing activities of EUR 64.3 million in FY21. This change was primarily due to an increase in proceeds from borrowings of EUR 1,358.0 million, compared to EUR 52.2 million in the prior year, and the purchase of EUR 19.8 million of treasury shares, and the repayments of borrowings of EUR 763.6 million, compared to EUR 62.9 million in the prior year.

16.5.4	Borrowings

The following table sets forth Marel’s total indebtedness (in EUR million) as of 31 March 2024 and 31 December 2023:

	(unaudited)	(audited)

	31 March 2024	31 December 2023

Long Term debt, net	800.9	819.8

Short term debt, net	—	—

Total Borrowings	800.9	819.8

Below is a summary of Marel’s material financing arrangements as of 31 December 2023.

16.5.4.1	Schuldschein Promissory Notes

On 7 December 2018, Marel issued the Promissory Notes. Marel Holding B.V. issued the following series of Promissory Notes:

•	EUR 15.5 million at 1.366% fixed interest for 5 years;

•	EUR 8.5 million at 1.83% fixed interest for 7 years;

•	EUR 106.0 million with floating EURIBOR rate and 1.1% margin for 5 years; and

•	EUR 10.0 million with floating EURIBOR rate and 1.3% margin for 7 years.

In December 2023, Marel repaid the Promissory Notes with 5-year terms in the aggregate principal amount of EUR 121.5 million.

In each case, the floating rate tranches include a 0% floor on the six-month EURIBOR rate.

Marel and certain subsidiaries of Marel guarantee all amounts under the Promissory Notes. The Promissory Notes are unsecured.

The Promissory Notes include customary covenants, including reporting obligations and a margin step-up mechanism if certain leverage thresholds are exceeded. The Promissory Notes include customary early termination rights including, but not limited to, non-payment by the borrower or the guarantors, cross- default, insolvency, initiation of insolvency proceedings, cessation of business and invalidity of a guarantee.

16.5.4.2	Revolving Credit Facility

On 5 February 2020, Marel Holding B.V. entered into the Dutch Revolving Credit Facility. The Dutch Revolving Credit Facility can be used both as a revolver and to issue guarantees for down payments. In July 2023, Marel requested a two-year extension to the Dutch Revolving Credit Facility, with the final maturity set in February 2027.

The initial interest terms were set at 80 basis points over EURIBOR/LIBOR and vary in line with Marel’s total net leverage ratio (calculated as Net Debt divided by EBITDA) and the Dutch Revolving Credit Facility utilization levels. The Dutch Revolving Credit Facility includes an incentive structure based on a set of sustainability KPIs. Based on the extent to which the KPIs are met, Marel will either receive a margin reduction or increase.

Marel and certain subsidiaries of Marel guarantee all amounts due to the lenders and other finance parties under the Dutch Revolving Credit Facility. The Dutch Revolving Credit Facility is unsecured.

The Dutch Revolving Credit Facility contains restrictive covenants, relating to interest cover and leverage in line with market practice.

The Dutch Revolving Credit Facility reflects Loan Market Association documentation, including with respect to customary events of default, and limitations on upstream dividend payments in the event that Marel exceeds its targeted leverage ratio.

As of 31 March 2024, Marel has EUR 351.0 million of borrowings outstanding under the Dutch Revolving Credit Facility as well as EUR 8.4 million issued guarantees, reflecting a utilization of EUR 359.4 million of the EUR 700.0 million available under the Dutch Revolving Credit Facility.

16.5.4.3	USD 300 Million Term Loan

On 2 November 2022, Marel signed a USD 300.0 million term loan with the same group of banks as the Dutch Revolving Credit Facility. The term of the loan is for three years with two uncommitted one-year extension options. Interest rates are based on SOFR +250 basis points and will vary in line with Marel’s total net leverage ratio.

16.5.4.4	EUR 150 Million Term Loan

On 17 July 2023, Marel signed a EUR 150.0 million term loan with six international banks and used the liquidity to repay the 5-year term Promissory Notes and part of the Dutch Revolving Credit Facility. The term of the loan is approximately two years with two uncommitted one-year extension options. Interest rates are based on SOFR +250 basis points and will vary in line with Marel’s total net leverage ratio.

All of Marel’s facilities include a 0% interest floor on the relevant base rates.

16.5.4.5	Certain Other Contractual Commitments

The table below shows the breakdown by maturity of all financial liabilities as of 31 March 2024.

(In EUR million)	Less than 1 year	Between 1 and 5 years	Over 5 years

Borrowings	—	798.9	2.0

Lease liabilities	11.0	25.7	4.3

Total borrowings	11.0	824.6	6.3

16.5.4.6	Off-Balance Sheet Arrangements and Contingent Liabilities

Marel does not currently engage in any off-balance sheet financing arrangements. For a discussion of Marel’s guarantee and pension commitments, see Notes 23 and 24 to Marel’s Annual Consolidated Financial Statements for FY23.

16.5.4.7	Derivative Financial Instruments

Marel uses interest rate swaps to hedge its net exposure to movements in interest rates on its floating rate long-term borrowings described in section 16.5.4 “Borrowings” above to receive floating interest and to pay fixed interest. The fair value of these interest rate swaps is calculated using a credit-risk adjusted discount rate and therefore incorporates a debit or credit valuation adjustment as required. As of 31 December 2023, the notional principal amount of outstanding interest rate swaps was EUR 350.8 million. For a further discussion, see Note 26 to Marel’s Annual Consolidated Financial Statements for FY23.

16.6	Critical Accounting Estimates and Assumptions

In preparing its financial statements, Marel makes judgments and estimates that affect the application of Marel’s accounting policies and the reported amounts of assets, liabilities, income and expenses. The actual results will, by definition, seldom be exactly equal to the related accounting estimates used.

Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Material judgments are described in the following table:

Revenue recognition	• Recognition of revenues from contracts over time or at a point in time.

Goodwill and other intangible assets	• Valuation based on management assumptions using the discounted cash flow method.

Leases	• Judgment whether certain property lease extension options will be exercised by the Group.

Material estimates are described in the following table:

Goodwill and other intangible assets	• Determination of the discount rate using external market information about market risk, interest rates and some CGU-specific elements like country risk. • Estimation of future cash flows.

Income taxes

•  Estimates of the recoverability of deferred tax assets, based on projected future taxable profits.

•  The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due.

Inventory obsolescence	• Determination of the allowance for inventory obsolescence is based on the estimated future selling price of the inventory

For further information on Marel’s material accounting judgments and estimates, please refer to Marel’s Annual Consolidated Financial Statements for FY23.

16.7	Significant Change in Marel‘s Financial Position

No significant change in the financial position of Marel has occurred since the end of the last financial period for which either audited financial statements or interim financial information have been published.

17.  UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

17.1	Introduction

On 4 April 2024, JBT entered into the Transaction Agreement pursuant to which, among other things, the parties have agreed to bring about a business combination of JBT, Marel and their respective subsidiaries by way of the Offeror making a voluntary public takeover offer to Marel Shareholders to acquire all of the issued and outstanding Marel Shares, not including any treasury shares held by Marel. Please see section 6 “The Transaction” and section 7 “The Transaction Agreement” in this Prospectus for a description of the Transaction and the Transaction Agreement.

This unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effect of the Transaction and the Transaction Financing (as defined below). Such information is based on the following historical consolidated financial statements of JBT and Marel, as adjusted to give effect to the Transaction and the Transaction Financing:

•

the separate audited consolidated financial statements of JBT as of and for the fiscal year ended 31 December 2023, and the related notes, included in JBT’s Current Report on Form 8-K, dated 18 June 2024, incorporated by reference into this Prospectus;

•

the separate unaudited condensed consolidated interim financial statements of JBT as of and for the three months ended 31 March 2024, and the related notes, included in the JBT Q1 2024 10-Q, incorporated by reference into this Prospectus;

•	the separate audited consolidated financial statements of Marel as of and for the fiscal year ended 31 December 2023, and the related notes, incorporated by reference into this Prospectus; and

•

the separate unaudited condensed consolidated interim financial statements of Marel as of and for the three months ended 31 March 2024, and the related notes, incorporated by reference into this Prospectus.

For more information regarding such historical consolidated financial statements and related notes that are incorporated by reference in this Prospectus, see the section titled “Information Incorporated by Reference”.

The unaudited pro forma condensed combined balance sheet as of 31 March 2024 gives effect to the Transaction as if it had occurred or become effective on 31 March 2024. The unaudited pro forma condensed combined statements of income for the three months ended 31 March 2024 and the fiscal year ended 31 December 2023 give effect to the Transaction and the Transaction Financing as if it had occurred or become effective on 1 January 2023.

The unaudited pro forma condensed combined financial information has been prepared in accordance with the requirements set out in Annex 20 of the Commission Delegated Regulation (EU) 2019/80 and should be read together with the accompanying notes. Such notes describe the assumptions and estimates related to the adjustments to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information should be read in conjunction with the separate respective audited consolidated financial statements of JBT and Marel, included or incorporated by reference in this Prospectus.

17.2	Description of the Transaction

Pursuant to the Transaction Agreement, the Offeror will make a voluntary public takeover offer to Marel Shareholders to acquire all of the issued and outstanding Marel Shares, not including any treasury shares held by Marel. The Offer is conditioned upon, among other things, the Minimum Acceptance Condition. If, immediately following the Offer Closing Time, the Offeror owns at least 90% of the issued and outstanding Marel Shares, to the extent permitted by applicable law, within three months of the Offer Closing Time, the Offeror (or a permitted assignee of the Offeror) will launch the Squeeze-Out for, at the election of the Marel Shareholders and subject to proration provisions, as applicable, described in this Prospectus, either JBT Offer Shares, cash or a mix of JBT Offer Shares and cash (or, for those Marel Shareholders who do not make an election, a mix of JBT Offer Shares and cash in the same proportion as the average mix of the Offer). The Squeeze-Out would eliminate any minority shareholder interests in Marel remaining after the Offer Closing Time. If, immediately following the Offer Closing Time, the Offeror owns less than 90% of the issued and outstanding Marel Shares, then the Offeror may initiate the Merger. The unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer and no Squeeze-Out or Merger is conducted.

In the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares. Elections will be subject to a proration process, as applicable, as described in this Prospectus, such that the Marel Shareholders immediately prior to the closing of the Offer will receive an aggregate of approximately EUR 950 million in cash and approximately a 38% interest in the combined company. The estimated purchase price reflected in the unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer.

In connection with the Transaction, JBT anticipates that the Marel Shares will be delisted from Nasdaq Iceland and Euronext Amsterdam. The JBT Shares will remain listed on the NYSE upon completion of the Transaction under the symbol “JBT,” and JBT intends to submit the Secondary Listing Application to list the JBT Offer Shares on Nasdaq Iceland under a ticker symbol to be determined prior to the closing of the Offer.

At the Offer Closing Time, each Marel Stock Option that was granted prior to the date of the Transaction Agreement and remains outstanding as of immediately prior to the Offer Closing Time with an exercise price per share less than the Marel Closing Price, whether vested or unvested, will automatically be cancelled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the number of Marel Shares subject to such Marel Stock Option as of immediately prior to the Offer Closing Time and (ii) the excess, if any, of the Marel Closing Price over the exercise price per share of such Marel Stock Option. Each Marel Stock Option with an exercise price per share equal to or greater than the Marel Closing Price will be cancelled without any cash payment being made in respect thereof.

Any Marel Interim Period Award will not vest by virtue of the occurrence of the Offer Closing Time. At the Offer Closing Time, each Marel Interim Period Award will cease to represent an award with respect to Marel Shares and be automatically converted into an award with respect to JBT Shares of comparable value and in such form as determined by JBT in good faith consultation with Marel. Immediately following the Offer Closing Time, each such converted award will continue to be governed by the same terms and conditions regarding vesting and forfeiture as were applicable to the corresponding Marel Interim Period Award immediately prior to the Offer Closing Time. As of the date of this Prospectus, no Marel Interim Period Awards have been granted.

In connection with the Transaction, on 4 April 2024, JBT entered into the Bridge Credit Agreement. If drawn, loans under the Bridge Credit Agreement accrue interest at the EURIBOR plus 2.25% per annum, increasing by 0.50% per annum at the end of the first 90 day period after the initial borrowing date and by an additional 0.50% per annum at the end of each 90 day period thereafter until the maturity date of the Bridge Credit Agreement. Any such drawn amounts and the amount of the undrawn and available commitments are also subject to a duration fee that accrues daily at a rate of 0.75% for the period of time from 90 days after the initial borrowing date until the 180th day after the initial borrowing date, 1.00% for the period of time from 180 days after the initial borrowing date until the 270th day after the initial borrowing date and 1.25% for the period of time from

270 days after the initial borrowing date until the maturity date of the Bridge Credit Agreement. JBT may voluntarily prepay the Bridge Credit Agreement, if drawn, at any time without premium or penalty.

On 17 May 2024, JBT entered into the Second Amendment, which, among other things, amends certain of the negative and financial covenants in the Credit Agreement and expressly permits the Transaction. See section 6.15 “Description of Financing” for additional information regarding the anticipated financings of the Transaction.

JBT plans to fund the cash portion of the Transaction through a combination of (i) cash on hand (ii) availability under the JBT Revolving Credit Facility and Bridge Credit Agreement, (iii) new debt financing or (iv) any combination of the foregoing. JBT intends to borrow up to approximately $1.6 billion that, together with cash on hand, will be used to (a) pay the cash consideration in the Offer, (b) repay certain existing indebtedness of Marel and (c) pay transaction costs (collectively, the “Transaction Financing”). The timing and form of borrowings is currently unknown but is expected to include a refinancing of the JBT Revolving Credit Facility and the incurrence of indebtedness through the issuance of secured and/or unsecured financing, and/or a short-term bridge loan facility. Since terms of the Transaction Financing are currently unavailable, the unaudited pro forma condensed combined financial information is prepared using the terms of the Bridge Credit Agreement, as further discussed in Note 6.

These assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued. See section 6.15 “Description of Financing” for additional information.

17.3	Accounting for the Transaction

The unaudited pro forma condensed combined financial information has been prepared by JBT using the acquisition method of accounting, with JBT as the acquirer for accounting purposes. For purposes of the unaudited pro forma condensed combined financial information, the applicable historical financial statements of Marel have been reclassified to align to the financial statement presentation of JBT, translated into U.S. dollars, and preliminarily adjusted for differences between IFRS and JBT’s GAAP accounting policies for material accounting policy differences identified to date. Further, the unaudited pro forma condensed combined financial information includes transaction accounting adjustments which are necessary to account for the Transaction in accordance with GAAP and adjustments to reflect the Transaction Financing. The unaudited pro forma adjustments are based upon certain assumptions that JBT’s management believes are reasonable and currently available information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of results that would have occurred had the Transaction been completed as of the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to be indicative of the future financial position or operating results of the combined operations and does not reflect the costs of any integration activities nor any benefits that may result from realization of future cost savings from operating efficiencies or revenue or other synergies expected to result from the Transaction.

The valuations of the assets acquired and liabilities assumed are preliminary and have not been finalized. JBT intends to finalize valuations and other studies upon completion of the Transaction and will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the closing date of the Transaction. The assets and liabilities of Marel have been measured based on various preliminary estimates using assumptions that JBT management believes are reasonable and based on currently available information. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final purchase accounting will occur, and the final purchase accounting could be materially different from the preliminary estimates used to prepare the accompanying unaudited pro forma condensed combined financial information and could have a material impact on the combined company’s future results of operations and financial position.

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of 31 March 2024

(In millions)	Historical JBT	Historical Marel (IFRS) Adjusted for Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
Assets:		Note 2	Note 3		Note 5		Note 6
Current Assets:
Cash and cash equivalents	$479.0	$38.7			$(1,962.3)	5(a)	$1,544.6	6(a)	$100.0
Trade receivables, net of allowances	220.7	211.9			—				432.6
Contract assets	78.6	51.7			—				130.3
Inventories	250.2	374.6			35.0	5(b)			659.8
Other current assets	73.9	106.0	8.4	3(c)	—				188.3

Total current assets.	1,102.4	782.9	8.4		(1,927.3)		1,544.6		1,511.0
Property, plant and equipment, net	246.7	371.7			157.3	5(c)			775.7
Goodwill	775.2	930.3			539.1	5(e)			2,244.6
Intangible assets, net	376.0	559.5	(109.7)	3(a)	1,620.2	5(d)			2,446.0
Other assets	190.4	118.4	(8.4)	3(c)	(25.2)	5(f)	(2.3)	6(b)	272.9

Total assets	$2,690.7	$2,762.8	$(109.7)		$364.1		$1,542.3		$7,250.2

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable, trade and other	142.4	169.5			—				311.9
Advance and progress payments	161.1	292.7			—				453.8
Accrued payroll	33.2	99.8			—				133.0
Other current liabilities	129.4	78.8			3.2	5(g)	(2.3)	6(b)	209.1

Total current liabilities	466.1	640.8	—		3.2		(2.3)		1,107.8
Long-term debt	647.0	863.7			(863.7)	5(h)	1,544.6	6(a)	2,191.6
Accrued pension and other postretirement benefits, less current portion	23.3	—			—				23.3
Other liabilities	63.2	137.1	(27.4)	3(a)	451.1	5(i)			624.0
Stockholders’ Equity:
Common stock and additional paid-in capital	222.4	481.4			1,413.0	5(j)			2,116.8
Retained earnings	1,483.1	680.0	(82.3)	3(a)	(679.7)	5(j)			1,401.1
Accumulated other comprehensive loss	(214.4)	(40.2)			40.2	5(j)			(214.4)

Total stockholders’ equity	1,491.1	1,121.2	(82.3)		773.5		—		3,303.5

Total Liabilities and Stockholders’ Equity	$2,690.7	$2,762.8	$(109.7)		$364.1		$1,542.3		$7,250.2

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Three months ended 31 March 2024

(In millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
		Note 2	Note 3		Note 5		Note 6
Revenue	$392.3	$448.5							$840.8
Operating expenses:
Cost of products	252.0	286.9	—	3(b)	4.9	5(k)			543.8
Selling, general and administrative expense	110.1	143.8	—	3(a)(b)	10.0	5(l)			263.9
Restructuring expense	1.1	4.8							5.9

Operating income	29.1	13.0	—		(14.9)		—		27.2
Pension expense, other than service cost	1.0	—							1.0
Interest expense, net	(2.8)	15.0	(0.3)	3(b)	(13.8)	5(m)	31.3	6(c)	29.4

Income (loss) from continuing operations before income taxes	30.9	(2.0)	0.3		(1.1)		(31.3)		(3.2)
Income tax provision	8.1	1.3	0.1	5(n)	(0.3)	5(n)	(7.8)	6(d)	1.4
Equity in net earnings of unconsolidated affiliate	(0.1)	(0.1)							(0.2)

Net income (loss) from continuing operations	$22.7	$(3.4)	$0.2		$(0.8)		$(23.5)		$(4.8)

Basic earnings per share from continuing operations	$0.71	$0.00							$(0.09)
Diluted earnings per share from continuing operations	$0.71	$0.00							$(0.09)
Shares used in computing basic earnings per share	32.0	754.0							51.9
Shares used in computing diluted earnings per share	32.2	754.0							51.9

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended 31 December 2023

(In millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
		Note 2	Note 3		Note 5		Note 6
Revenue	$1,664.4	$1,879.1							$3,543.5
Operating expenses:
Cost of products	1,078.7	1,225.9	0.1	3(b)	54.2	5(k)			2,358.9
Selling, general and administrative expense	409.6	541.6	12.4	3(a)(b)	116.7	5(l)			1,080.3
Restructuring expense	11.4	9.4							20.8

Operating income	164.7	102.2	(12.5)		(170.9)		—		83.5
Pension expense, other than service cost	0.7	—							0.7
Interest expense, net	10.9	62.3	(1.5)	3(b)	(51.6)	5(m)	173.9	6(c)	194.0

Income (loss) from continuing operations before income taxes	153.1	39.9	(11.0)		(119.3)		(173.9)		(111.2)
Income tax provision	23.5	5.6	(2.8)	5(n)	(18.9)	5(n)	(43.5)	6(d)	(36.1)
Equity in net earnings of unconsolidated affiliate	(0.3)	(0.5)							(0.8)

Net income (loss) from continuing operations	$129.3	$33.8	$(8.2)		$(100.4)		$(130.4)		$(75.9)

Basic earnings per share from continuing operations	$4.04	$0.04							$(1.46)
Diluted earnings per share from continuing operations	$4.02	$0.04							$(1.46)
Shares used in computing basic earnings per share	32.0	753.5							51.9
Shares used in computing diluted earnings per share	32.1	754.0							51.9

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information and accompanying notes are prepared in accordance with the requirements set out in Annex 20 of the Commission Delegated Regulation (EU) 2019/80. The unaudited pro forma condensed combined balance sheet as of 31 March 2024 gives effect to the Transaction and the Transaction Financing as if they had been consummated on 31 March 2024. The unaudited pro forma condensed combined statements of income give effect to the Transaction and the Transaction Financing as if they had been consummated on 1 January 2023, the first day of JBT’s fiscal year.

The historical audited financial statements of JBT are prepared in accordance with GAAP and are reported in U.S. dollars. The historical audited financial statements of Marel are prepared in accordance with IFRS as issued by the IASB and are reported in Euro. For purposes of the unaudited pro forma condensed combined financial information, Marel’s historical consolidated statement of financial position as of 31 March 2024 was translated using the spot rate on 31 March 2024 (1.0784 $/€). Marel’s historical unaudited consolidated statement of income for the three months ended 31 March 2024 was translated using the average exchange rate for the three months ended 31 March 2024 (1.0869 $/€). Marel’s historical consolidated statement of income for the year ended 31 December 2023 was translated using the average exchange rate for the year ended 31 December 2023 (1.0916 $/€).

For purposes of the unaudited pro forma condensed combined financial information, the historical financial information of Marel has been reclassified to conform to JBT’s financial statement presentation, converted from IFRS to GAAP, and compiled in a manner consistent with the accounting policies adopted by JBT as set forth in its audited historical financial statements. These adjustments are described further in the following notes. JBT is currently in the process of evaluating Marel’s accounting policies and converting Marel’s financials to GAAP, which will be finalized upon completion of the Transaction, or as more information becomes available. As a result of that review, additional differences could be identified between the accounting policies of the two companies.

The Transaction will be accounted for under the acquisition method of accounting in accordance with ASC 805. JBT has been deemed the acquirer for accounting purposes and has therefore estimated the fair value of Marel’s assets acquired and liabilities assumed using the fair value concepts defined in ASC 820, Fair Value Measurement. In identifying JBT as the acquiring entity, management reviewed the proposed composition of the combined company’s board of directors, a majority of whom will be existing directors of JBT, the entity issuing the shares and cash to be used as Transaction consideration, the designation of JBT’s President and Chief Executive Officer as the Chief Executive Officer of the combined company, as well as the fact that JBT’s existing shareholders will own the majority of the combined company after completion of the Transaction.

Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. The excess of the Transaction consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the aggregate Transaction consideration depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the aggregate Transaction consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed in the Transaction could differ materially from the preliminary allocation of aggregate Transaction consideration. The final valuation will be based on the actual net tangible and intangible assets of Marel existing at the acquisition date.

The unaudited pro forma condensed combined financial information does not reflect any expected cost savings, operating synergies or revenue enhancements that the combined entity may achieve as a result of the Transaction or any acquisition and integration costs that may be incurred. Management is not aware of any material transactions between JBT and Marel during the periods presented. Accordingly, adjustments to eliminate transactions between JBT and Marel have not been reflected in the unaudited pro forma condensed combined financial information.

Note 2. Reclassifications

Marel’s historical balances were derived from Marel’s historical financial statements described above and are presented under IFRS and converted from Euro to U.S. dollars based on the historical exchange rates presented above in Note 1.

During the preparation of the unaudited pro forma condensed combined financial information, JBT performed a preliminary review of Marel’s financial information to identify differences in financial statement presentation as compared to the presentation of JBT. Based on the information currently available, certain reclassifications have been made to Marel’s historical financial statements to conform to JBT’s presentation. Upon consummation of the Transaction, further review of Marel’s financial statements may result in additional reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

Refer to the table below for a preliminary reconciliation of the historical financial information of Marel to JBT’s presentation:

Balance Sheet Information as of 31 March 2024
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification			Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Assets							Assets
Property, plant and equipment.	€344.7	$371.7				$371.7	Property, plant and equipment, net
Right of use assets	39.3	42.4				42.4	Other assets
Goodwill	862.7	930.3				930.3	Goodwill
Intangible assets	539.8	582.1	(22.6)	(a	)	559.5	Intangible assets, net
			22.6	(a	)	22.6	Other assets
Investments in associates	3.7	4.0				4.0	Other assets
Other non-current financial assets.	3.6	3.9				3.9	Other assets
Derivative financial instruments	2.4	2.6				2.6	Other assets
Deferred income tax assets	39.8	42.9				42.9	Other assets

Non-current assets	1,836.0	1,979.9	—			1,979.9
Inventories	347.4	374.6				374.6	Inventories
Contract assets	44.8	48.3	3.4	(b	)	51.7	Contract assets
Trade receivables	196.5	211.9				211.9	Trade receivables, net of allowances
Derivative financial instruments	0.8	0.9				0.9	Other current assets
Current income tax receivables	6.4	6.9				6.9	Other current assets
Other receivables and prepayments	94.2	101.6	(3.4)	(b	)	98.2	Other current assets
Cash and cash equivalents	35.9	38.7				38.7	Cash and cash equivalents

Current assets	726.0	782.9				782.9	Current Assets

Total assets	€2,562.0	$2,762.8	$—			$2,762.8	Total Assets

Balance Sheet Information as of 31 March 2024
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification			Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Equity and liabilities							Liabilities and Stockholders’ Equity
Share capital	€6.7	$7.2				$7.2	Common stock and additional paid-in capital
Share premium reserve	439.7	474.2				474.2	Common stock and additional paid-in capital
Other reserves	(37.3)	(40.2)				(40.2)	Accumulated other comprehensive loss
Retained earnings	630.6	680.0				680.0	Retained earnings

Total shareholders’ equity	1,039.7	1,121.2	—			1,121.2	Total stockholders’ equity

Liabilities
Borrowings	800.9	863.7				863.7	Long-term debt
Lease liabilities	30.0	32.4				32.4	Other liabilities
Deferred income tax liabilities	84.9	91.6				91.6	Other liabilities
Provisions	7.6	8.2				8.2	Other liabilities
Other payables	2.7	2.9				2.9	Other liabilities
Derivative financial instruments	1.9	2.0				2.0	Other liabilities

Non-current liabilities	928.0	1,000.8	—			1,000.8
Contract liabilities	262.4	283.0				283.0	Advance and progress payments
Trade and other payables	308.0	332.1	(162.6)	(c	)	169.5	Accounts payable, trade and other
			9.7	(c	)	9.7	Advance and progress payments
			99.8	(c	)	99.8	Accrued payroll
			53.1	(c	)	53.1	Other current liabilities
Derivative financial instruments.	0.4	0.4				0.4	Other current liabilities
Current income tax liabilities	3.0	3.2				3.2	Other current liabilities
Lease liabilities	11.0	11.9				11.9	Other current liabilities
Provisions	9.5	10.2				10.2	Other current liabilities
Current liabilities	594.3	640.8	—			640.8	Total current liabilities

Total liabilities	1,522.3	1,641.6	—			1,641.6

Total equity and liabilities	€2,562.0	$2,762.8	$—			$2,762.8	Total Liabilities and Stockholders’ Equity

(a)	Reclassification of historical Marel capitalized software costs that are presented within Other assets by JBT.
(b)	Reclassification of historical Marel unbilled revenue that is presented within Contract assets by JBT.
(c)	Reclassification of historical Marel trade and other payables to align with JBT’s chart of accounts.

Statement of Income Information for the three months ended 31 March 2024

Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification			Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Revenues	€412.6	$448.5				$448.5	Revenue
Cost of sales	(264.1)	(287.1)	0.2	(a	)	(286.9)	Cost of products

Gross profit	148.5	161.4	0.2			161.6
Selling and marketing expense	(64.6)	(70.2)	0.2	(a	)	(70.0)	Selling, general and administrative expense
General and administrative expense	(40.4)	(43.9)	2.2	(a	)	(41.7)	Selling, general and administrative expense
Research and development expenses	(31.6)	(34.3)	2.2	(a	)	(32.1)	Selling, general and administrative expense
			(4.8)	(a	)	(4.8)	Restructuring expense

Result from operations	11.9	13.0	—			13.0	Operating Income
Finance costs	(15.0)	(16.3)				(16.3)	Interest expense, net
Finance income	1.2	1.3				1.3	Interest expense, net

Net finance costs	(13.8)	(15.0)	—			(15.0)
Share of result of associates	(0.1)	(0.1)				(0.1)	Equity in net earnings of unconsolidated affiliate

Result before income tax	(2.0)	(2.1)	—			(2.1)	Income from continuing operations before income taxes
Income tax	(1.2)	(1.3)				(1.3)	Income tax provision

Net result	€(3.2)	$(3.4)	$—			$(3.4)	Net income from continuing operations

(a)	Reclassification of Marel restructuring costs to restructuring expense as presented by JBT.

Statement of Income Information for the year ended 31 December 2023
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification			Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Revenues	€1,721.4	$1,879.1				$1,879.1	Revenue
Cost of sales	(1,125.0)	(1,228.1)	2.2	(a	)	(1,225.9)	Cost of products

Gross profit	596.4	651.0	2.2			653.2
Selling and marketing expense.	(249.1)	(271.9)	2.6	(a	)	(269.3)	Selling, general and administrative expense
General and administrative expense	(134.4)	(146.7)	2.0	(a	)	(144.7)	Selling, general and administrative expense
Research and development expenses	(119.3)	(130.2)	2.6	(a	)	(127.6)	Selling, general and administrative expense
			(9.4)	(a	)	(9.4)	Restructuring expense

Result from operations	93.6	102.2	—			102.2	Operating Income
Finance costs	(57.4)	(62.7)				(62.7)	Interest expense, net
Finance income	0.4	0.4				0.4	Interest expense, net

Net finance costs	(57.0)	(62.3)	—			(62.3)
Share of result of associates	(0.5)	(0.5)				(0.5)	Equity in net earnings of unconsolidated affiliate

Result before income tax	36.1	39.4	—			39.4	Income from continuing operations before income taxes
Income tax	(5.1)	(5.6)				(5.6)	Income tax provision

Net result	€31.0	$33.8	$—			$33.8	Net income from continuing operations

(a)	Reclassification of Marel restructuring costs to restructuring expense as presented by JBT.

Note 3. IFRS to GAAP and Policy Adjustments

The historical consolidated financial information of Marel has been converted from IFRS to GAAP, applying JBT’s GAAP accounting policies.

Based on a preliminary review performed by JBT of Marel’s financial information, the following adjustments have been made to reflect Marel’s historical consolidated statement of financial position and consolidated income statement on a GAAP basis for the purposes of the unaudited pro forma condensed combined financial information. At this time, JBT is not aware of any accounting policy differences that would have a material impact on the pro forma condensed combined financial information that are not reflected in the pro forma adjustments. Following the transaction, JBT will finalize the review of accounting policies and IFRS to GAAP adjustments, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

a.

Product development expenditures. Marel incurs expenses as part of development projects relating to the design and testing of new and or improved products which are capitalized as intangible assets under IFRS. Under GAAP, these costs are expensed as incurred, unless recognized in a business combination, as described in Note 4. The resulting adjustments therefore expense such costs as selling, general, and administrative expense, and reverse historical amortization of previously capitalized development costs as follows:

(in millions)	As of 31 March 2024	For the three months ended 31 March 2024	For the year ended 31 December 2023
Condensed Balance Sheet
Decrease to Intangible assets, net.	$(109.7)
Decrease to Other liabilities	$(27.4)
Decrease to Retained earnings	$(82.3)
Condensed Statement of Income
(Decrease) increase to Selling, general and administrative expense		$(0.1)	$12.1

b.

Leases. Under IFRS, lessees have only one lease classification, which is similar to the finance lease classification under GAAP. Based on a preliminary review of the nature of Marel’s lease arrangements, substantially all of Marel’s leases are expected to be classified as operating leases under GAAP. As a result, adjustments have been made to replace the historical amortization of right-of-use assets and interest expense recognized by Marel under IFRS with straight-line lease expense. The following adjustments have been made for Marel’s operating leases under GAAP:

(in millions)	For the three months ended 31 March 2024	For the year ended 31 December 2023
Condensed Statement of Income
Decrease to Interest expense, net	$(0.3)	$(1.5)
Increase to Cost of sales	$—	$0.1
Increase to Selling, general and administrative expense	$0.1	$0.3

c.

Taxes on Intra-Entity Transfers of Inventory. Under GAAP, the tax effect of intra-entity transfers of inventory are deferred until the related inventory is sold or disposed of, and no deferred taxes are recognized for the difference between the carrying value of the inventory in the consolidated financial statements and the tax basis of the inventory in the buyer’s tax jurisdiction. In addition, the tax paid or payable from the intra-entity transfer is deferred upon consolidation and is not included in tax expense until the inventory is sold to an unrelated third party. Under IFRS, there is no exception for recognizing such tax consequences of intra-entity transfers of inventory. The following adjustments have been made to Marel’s tax balances under GAAP:

(in millions)	As of 31 March 2024
Condensed Balance Sheet
Increase to prepaid tax assets (other current assets)	$8.4
Decrease to deferred tax assets (other assets)	$(8.4)

Note 4. Preliminary Purchase Price Allocation

The total preliminary Transaction consideration has been allocated to Marel’s assets and liabilities based upon management’s preliminary estimate of their fair values as if the Transaction had been consummated on 31 March 2024. For purposes of the unaudited pro forma condensed combined financial information only, the valuation of the Transaction consideration uses JBT’s closing share price as of 11 June 2024, of $94.97 per share. The value of the JBT Offer Shares portion of the Transaction consideration will ultimately be based on JBT’s share price as of the closing date of the Offer and could materially change from the price reflected in the unaudited pro forma condensed combined financial information. A change of 10% in the price of JBT Offer Shares would increase or decrease the total Transaction consideration by approximately $189.4 million, which would be reflected in the unaudited pro forma condensed combined financial information as an increase or decrease to goodwill, respectively, as summarized in the table below.

Change in share price (in millions, except share price)	JBT Share Price ($)	Estimated Purchase Consideration	Estimated Goodwill
As presented	94.97	$3,778.5	$1,469.4
10% increase	104.47	$3,967.9	$1,658.8
10% decrease	85.47	$3,589.0	$1,279.9

In the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares. Elections will be subject to a proration process, as applicable, as described in this Prospectus, such that the Marel Shareholders immediately prior to the closing of the Offer will receive an aggregate of approximately EUR 950 million in cash and approximately a 38% interest in the combined company. The estimated purchase price reflected in the unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer.

As discussed under section 6.17 “Post-Offer Reorganization Transactions Regarding Marel”, it is possible that Marel Shareholders who do not tender their Marel Shares in the Offer may receive a different form and amount of consideration and may receive consideration on different dates.

The following table summarizes the components of the preliminary estimated Transaction Consideration:

(In millions, except per share data)
Number of Marel Shares outstanding(1)	754.0
Share exchange ratio	0.0407
Equity consideration ratio	65.0%

JBT Offer Shares issued	19.9
JBT Share price(2)	$94.97

Estimated value of JBT Offer Shares issued to Marel Shareholders	$1,894.3
Cash consideration ratio	35.0%
Euro per share	€3.60
Estimated cash consideration to Marel Shareholders(3)	$1,019.0.
Estimated settlement of Marel debt(4)	$865.2
Estimated fair value of Marel stock options attributable to pre-combination vesting(5)	—

Total preliminary estimated Purchase Consideration	$3,778.5

(1)	Assumes all issued and outstanding Marel Shares (other than treasury shares held by Marel) are validly tendered and accepted in the Offer.

(2)	Represents JBT’s closing share price as of 11 June 2024, of $94.97 per share.
(3)	Estimated cash consideration paid to Marel Shareholders is determined using the Euro to USD exchange rate as of 11 June 2024, 1.0726 $/€.
(4)	Represents gross settlement of Marel’s existing long-term debt that is not expected to be assumed by JBT using the EUR to USD exchange rate as of 11 June 2024, 1.0726 $/€. See Note 6.
(5)

Represents the current expected settlement outcome for the Marel Stock Options. Each Marel Stock Option that was granted prior to the date of the Transaction Agreement and remains outstanding as of immediately prior to the Offer Closing Time, whether vested or unvested, may be eligible for cash consideration if the exercise price per share of the Marel Stock Option is less than the Marel Closing Price. Based on the current share price of Marel, all Marel Stock Options are out of the money as the exercise price exceeds the current Marel share price. Accordingly, all Marel Stock Options are being assumed to be cancelled for no consideration in this unaudited pro forma condensed combined financial information.

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by JBT in the Transaction, reconciled to the estimated Transaction consideration:

(In millions)	Preliminary estimate of fair value	Total
Estimated Purchase Consideration		$3,778.5
Marel net assets acquired:
Assets:
Financial assets(1)	504.1
Inventories	409.6
Property, plant and equipment	529.0
Intangible assets	2,070.0

Total assets acquired	3,512.7
Liabilities assumed:
Financial liabilities (excluding deferred income tax liabilities)(1)	686.3
Deferred income tax liabilities	517.3

Total liabilities assumed	1,203.6

Total Marel net assets acquired		2,309.1

Goodwill		$1,469.4

(1)	Neither Financial assets nor Financial liabilities have been adjusted for an estimated $32.0 million of transaction costs expected to be incurred by Marel through the closing date of the Transaction.

The fair value of assets and liabilities of Marel above have been measured based on various preliminary estimates using assumptions that JBT management believes are reasonable and are based on currently available information. For the preliminary estimate of fair values of assets acquired and liabilities assumed of Marel, JBT used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. Income-based, market-based, and/or cost-based valuation approaches using preliminary information were compared against benchmarking information to conclude upon a preliminary estimate of fair values. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon this preliminary estimate of fair values. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. The final determination of the purchase price allocation, upon the consummation of the Transaction, will be based on Marel’s assets acquired and liabilities assumed as of that date and will depend on a number of factors that cannot be predicted with certainty at this time.

JBT expects to use widely accepted income-based, market-based and/or cost-based valuation approaches upon finalization of purchase accounting for the Transaction. Differences between these preliminary estimates and the final purchase accounting will occur, and the final purchase accounting could be materially different from the preliminary estimates used to prepare the unaudited pro forma condensed combined financial information and could have a material impact on the combined company’s future results of operations and financial position.

Note 5. Transaction Accounting Adjustments

The determination of transaction-related adjustments presented herein are preliminary and based in part on JBT management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed. The adjustments have been prepared to illustrate the estimated effect of the Transaction. Amounts recognized following the consummation of the Transaction may differ significantly based upon finalization of the fair values of assets acquired and useful lives thereon for the purpose of periodic depreciation, amortization and other expenses recognized in those subsequent periods.

Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Cash and cash equivalents

The change in cash and cash equivalents was determined as follows:

(in millions)	Amount
Estimated cash consideration to Marel shareholders	$(1,019.0)
Estimated settlement of Marel debt(1)	(865.2)
Estimated transaction costs(2)	(78.7)
Estimated settlement of Marel interest rate swaps(3)	0.6

Pro forma adjustment	$1,962.3

(1)	Represents gross settlement of Marel’s existing long-term debt that is not expected to be assumed by JBT using the EUR to USD exchange rate as of 11 June 2024, 1.0726 $/€. See Note 5(h).
(2)

Estimated transaction costs consist of bank fees, financial advisory fees, and other professional fees of JBT of $78.7 million expected to be incurred and paid through the closing date of the Transaction. See Notes 5(j) and 5(k). No adjustment has been reflected in this unaudited pro forma combined financial information for an estimated $32.0 million of transaction costs that Marel expects to incur through the closing of the Transaction.

(3)

Represents the net cash settlement of Marel’s existing interest rate swaps that are contractually required to be terminated upon a full repayment of the hedged debt instruments. See Notes 5(f), 5(g) and 5(h).

(b)	Inventories, net

Represents an adjustment to increase the carrying value of Marel’s inventories by approximately $35.0 million to adjust to its preliminary estimated fair value. This estimated step-up is preliminary and is subject to change based upon a final determination of the fair value of the inventories at the close of the transaction. This step-up will be expensed to cost of products as the acquired inventory is sold, which is expected to occur within 12 months of the closing date of the Transaction. See Note 5(i).

(c)	Property, plant and equipment, net of accumulated depreciation

Represents an adjustment to eliminate Marel’s historical property, plant and equipment and to reflect the acquired property, plant and equipment at the estimated fair value of $529.0 million. The fair value was estimated using a cost approach based on the net book value of each asset class adjusted for (i) the current market replacement cost and (ii) the physical and technology attributes of the property, plant and equipment.

The following table summarizes the estimated fair values and useful life by asset class:

(in millions, except useful lives)	Preliminary fair value	Estimated Weighted Average Useful Life (in years)
Land and buildings	$360.0	24
Plant, equipment and IT hardware	115.0	7
Vehicles.	20.0	7
Construction in progress	34.0	N/A

Total acquired property, plant and equipment	$529.0
Removal of Marel’s historical property, plant and equipment	(371.7)

Pro forma net adjustment	$157.3

(d)	Intangible assets, net

Represents adjustments to eliminate Marel’s historical intangible assets and capitalized software costs recorded and to reflect the acquired identifiable intangible assets consisting of customer relationship, patents and developed technology, and trademarks at the estimated aggregate fair value of $2,070.0 million. The fair value of the acquired customer relationship intangible asset is estimated based on a multi-period excess earnings method which calculates the present value of the estimated revenues and net cash flows derived from it. A relief-from-royalty method is used to estimate the fair values the acquired trademarks and patents and developed technology, whereby the asset value is determined by reference to the value of the hypothetical royalty payments that would be saved through owning the asset, as compared with licensing the intangible asset from a third party.

The following table summarizes the fair values of Marel’s identifiable intangible assets and their estimated useful lives operations:

(in millions, except useful lives)	Preliminary fair value	Estimated Useful Life (in years)
Customer relationship	$1,390.0	20
Patents and acquired technology	420.0	20
Trademarks	260.0	30

Total acquired intangible assets	$2,070.0
Removal of Marel’s historical intangible assets	(449.8)

Pro forma net adjustment	$1,620.2

(e)	Goodwill

Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. Refer to the table in Note 4 above for the calculation of the fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed based on the preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible asset acquired and liabilities assumed of Marel.

(in millions)	Preliminary fair value
Fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed	$1,469.4
Removal of Marel’s historical goodwill	(930.3)

Pro forma net adjustment	$539.1

(f)	Other assets

The change in other assets was determined as follows:

(in millions)	Pro forma net adjustment
Removal of Marel’s historical capitalized software costs(1)	$(22.6)
Removal of Marel’s interest rate swap derivative assets(2)	(2.6)

Pro forma net adjustment	$(25.2)

(1)

Represents the derecognition of historical capitalized software costs recorded by Marel. The value associated with these assets is instead included within the estimated fair value of patents and acquired technology, which is presented separately within intangible assets, net. See Note 5(d).

(2)	Represents the required contractual termination of certain interest rate swaps held by Marel in connection with the expected repayment of Marel’s existing long-term debt as discussed in Note 5(h).

(g)	Other current liabilities

Represents an accrual of the Transaction Bonus of $3.2 million that is expected to be paid to certain members of Marel’s executive management and other employees who are eligible to receive a cash bonus to be paid in a single lump sum at the Offer Closing Time. This accrual reflects additional compensation cost to be recorded in the post-acquisition financial statements of the combined company. See Note 5(l).

(h)	Long-term debt

Represents adjustment to long-term debt of $863.7 million to reflect the repayment and settlement of the Long-term debt of Marel consisting of the Promissory Notes, Dutch Revolving Credit Facility, and term loans, net of unamortized deferred financing costs, which are expected to occur in connection with the closing of the Offer. See Note 6 for adjustments related to the Transaction Financing.

(i)	Other liabilities

Represents, in part, the derecognition of $2.0 million of derivative liabilities, which reflects the required contractual termination of certain interest rate swaps held by Marel in connection with the expected repayment of Marel’s existing long-term debt as discussed in Note 5(h).

Pro forma adjustments have also been made to reflect deferred taxes that are expected to arise as a result of the Transaction.

A pro forma adjustment to deferred taxes is recognized with other liabilities to reflect the anticipated income tax treatment of the Transaction resulting from pro forma fair value adjustments of the acquired assets and assumed liabilities based on an estimate of the applicable statutory tax rate of 25%. The income tax treatment determination is preliminary and subject to change depending on activities that have not occurred yet, including tax structuring, the form of the Merger or Squeeze-Out, finalization of tax elections, and other studies based on which certain tax basis and deductions may or may not be available. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Transaction activities, including cash needs, the geographical mix of income and changes in tax law and finalization of the purchase price allocations. Because the tax rates used for the unaudited pro forma condensed combined financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to consummation of the Transaction. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities. The unaudited pro forma condensed combined financial information does not include adjustments for potential changes in the combined company’s ability to realize deferred tax assets.

(in millions)	Preliminary fair value step-up
Inventory (see Note 5(b))	$35.0
Property, plant and equipment (see Note 5(c))	157.3
Intangible assets (see Note 5(d))	1,620.2

Total pro forma fair value adjustment	$1,812.5
Statutory tax rate	25%

Pro forma adjustment– deferred income taxes	$453.1
Removal of Marel’s interest rate swap derivative liabilities	(2.0)

Pro forma net adjustment	$451.1

(j)	Stockholders’ equity

Represents adjustments to stockholders’ equity, which consist of the following:

(in millions)	Common stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive loss
Elimination of Marel’s historical equity	$(481.4)	$(680.0)	$40.2
IFRS to GAAP adjustments (see Note 3)		82.3
JBT Offer Shares issued to Marel Shareholders	1,894.3
Estimated JBT Transaction costs(1)		(78.7)
Estimated Marel Transaction Bonus(2)		(3.2)
Vesting of JBT Director Restricted Stock Unit Awards(3)	0.1	(0.1)

Pro forma adjustment	$1,413.0	$(679.7)	$40.2

(1)	Represents estimated bank fees, financial advisory fees, and other professional fees and Transaction costs of JBT resulting in an adjustment to retained earnings. See Notes 5(a) and 5(k).
(2)

Represents accrual of the Transaction Bonus payable to certain members of Marel’s executive management team to be paid in a single lump sum following the closing of the Transaction and recorded by JBT as post-acquisition compensation cost. See Note 5(l).

(3)

Represents the accelerated recognition of compensation cost associated with those certain JBT Director Restricted Stock Unit Awards that will automatically become fully vested upon the completion of the Transaction as the transaction will be a “change in control” as defined in the 2017 Plan. See Note 5(l) as well as “JBT Director Restricted Stock Unit Awards” (subsection under section 6.11.1) for additional information.

Unaudited Pro Forma Condensed Combined Statement of Income

(k)	Cost of products

Represents adjustments to reflect additional pro forma expense associated with the preliminary estimate of the increase to the carrying value of Marel’s inventories to fair value in addition to the incremental depreciation expense and amortization expense from the fair value adjustments to property, plant and equipment and intangible assets, respectively.

(in millions)	For the three months ended 31 March 2024	For the year ended 31 December 2023
Inventory fair value step-up recognized through Cost of products(1)	$—	$35.0
Pro forma intangible asset amortization(2)	5.3	21.0
Pro forma tangible asset depreciation(3)	3.2	12.8
Removal of Marel historical depreciation	(3.6)	(14.6)

Pro forma adjustment	$4.9	$54.2

(1)	These costs are nonrecurring in nature and not anticipated to affect the condensed combined statement of income beyond twelve months after the closing of the Transaction.
(2)

Represents straight-line amortization of the estimated fair value of the acquired intangible asset for developed technology over its estimated useful life. See Note 5(d). A 10% change in the fair value of the acquired developed technology would cause a corresponding increase or decrease in the pro forma intangible asset amortization of approximately $0.5 million and $2.1 million for the three months ended 31 March 2024, and the year ended 31 December 2023, respectively.

(3)

Represents straight-line depreciation of the estimated fair value of the acquired property, plant and equipment over the estimated weighted average useful lives of those assets. See Note 5(c). Depreciation expense is allocated to cost of products and selling, general and administrative expense based upon the nature of the activities associated with the use of the acquired tangible assets. A 10% change in the fair value of the acquired tangible assets would cause a corresponding increase or decrease in the pro forma depreciation of approximately $0.3 million and $1.3 million recorded to cost of products for the three months ended 31 March 2024, and the year ended 31 December 2023, respectively.

(l)	Selling, general and administrative expense

Represents the adjustments to selling, general and administrative expense (“SG&A”) associated with the preliminary estimate of the fair value of acquired property, plant and equipment and intangible assets, which are recurring in nature, as well as incremental pro forma expense for estimated transactions costs, transaction bonuses, and incremental compensation cost for JBT to be incurred in connection with the Transaction, which are nonrecurring in nature and will not affect the condensed combined statement of income beyond twelve months after the closing of the Transaction.

(in millions)	For the three months ended 31 March 2024	For the year ended 31 December 2023
Estimated JBT Transaction costs(1)	$—	$78.7
Estimated Marel Transaction Bonus(1)	—	3.2
Vesting of JBT Director Restricted Stock Unit Awards(1)	—	0.1
Pro forma adjusted depreciation, net (see below)	(1.0)	(4.4)
Pro forma adjusted amortization, net (see below)	11.0	39.1

Pro forma adjustment	$10.0	$116.7

(1)	See footnote 5(j) for additional description of this transaction accounting adjustment.

Depreciation of acquired property, plant and equipment

(in millions)	For the three months ended 31 March 2024	For the year ended 31 December 2023
Pro forma tangible asset depreciation(1)	$2.9	$11.6
Removal of Marel historical depreciation	(3.9)	(16.0)

Pro forma net adjusted depreciation	$(1.0)	$(4.4)

(1)

Represents straight-line depreciation of the estimated fair value of the acquired property, plant and equipment over the estimated weighted average useful lives of those assets. See Note 5(c). Depreciation expense is allocated to cost of products and SG&A based upon the nature of the activities associated with the use of the acquired tangible assets. A 10% change in the fair value of the acquired tangible assets would cause a corresponding increase or decrease in the pro forma depreciation of approximately $0.3 million and $1.2 million recorded to SG&A for the three months ended 31 March 2024, and the year ended 31 December 2023, respectively.

Pro forma tangible asset depreciation reflects the revised depreciation of property, plant and equipment assets arising from the Transaction and is based on management’s preliminary estimate of useful lives and future production. JBT has historically depreciated all asset classes of property, plant and equipment on a straight-line basis. The amount of depreciation expense recognized following the close of the Transaction may differ significantly between periods based upon the final fair value assigned and depreciation methodology used for each category of property, plant and equipment.

Amortization of acquired intangible assets

(in millions)	For the three months ended 31 March 2024	For the year ended 31 December 2023
Pro forma intangible asset amortization(1)	$19.5	$78.2
Removal of Marel historical amortization	(8.5)	(39.1)

Pro forma net adjusted amortization	$11.0	$39.1

(1)

Represents straight-line amortization of the estimated fair value of the intangible assets for trade names and customer relationships over the estimated useful life of 30 years and 20 years, respectively. See Note 5(d).

Pro forma intangible asset amortization reflects the revised amortization of intangible assets arising from the Transaction and is based on JBT management’s preliminary estimate of useful lives. JBT has historically amortized all asset classes of intangible assets on a straight-line basis. A 10% change in the valuation of the acquired trade name and customer relationship intangible assets would cause a corresponding increase or decrease in the pro forma amortization expense of approximately $2.0 million for the three months ended 31 March 2024 and $7.8 million for the year ended 31 December 2023, respectively. The amount of amortization expense recognized following the close of the transaction may differ significantly between periods based upon the final fair value assigned, the final determination of useful lives and amortization methodology used for each intangible asset.

(m)	Interest expense, net

Represents a decrease in interest expense for the three months ended 31 March 2024 and the year ended 31 December 2023 as a result of the repayment of Marel’s Promissory Notes, revolving credit facility and term loans. Refer to Note 6 below for an incremental adjustment made to interest expense to recognize the pro forma impact of the Transaction Financing.

Adjustments to interest expense for the three months ended 31 March 2024, and the year ended 31 December 2023 are as follows:

(in millions)	For the three months ended 31 March 2024	For the year ended 31 December 2023
Removal of interest expense on repaid Marel borrowings	$(14.2)	$(53.8)
Removal of unamortized deferred financing costs on repaid Marel borrowings	(0.5)	(1.9)
Removal of interest on terminated Marel interest rate swaps(1)	1.0	4.0

Pro forma net adjusted interest expense	$(13.8)	$51.6

(1)

Represents an adjustment to reverse amounts Marel had recognized as interest income in connection with interest rate swaps used by Marel to apply cash flow hedge accounting treatment to forecasted payments of interest on Marel’s long-term debt. See Notes 5(f) and 5(i).

(n)	Income Taxes

Represents an estimate of the income tax impacts of the Transaction on the statements of comprehensive income. The taxes associated with the estimated pro forma adjustments reflect an estimated statutory rate of 25% and a preliminary estimate of the deductibility of certain transaction-related costs. Although not reflected in the unaudited pro forma condensed combined financial information, the effective tax rate of the combined company could be different than JBT’s historical effective tax rate (either higher or lower) depending on various factors, including post-Transaction activities.

(o)	Net earnings per share

Unaudited pro forma earnings per share calculations are based on the consolidated pro forma weighted average shares outstanding of JBT. The pro forma weighted average shares outstanding are a combination of historical JBT Shares and JBT Offer Shares issued as Transaction consideration. The number of shares used in computing diluted net loss per share for the combined company equals the number of shares used in computing basic net loss per shares, as the result would otherwise be antidilutive.

(in millions, except per share data)	For the three months ended 31 March 2024	For the year ended 31 December 2023
Pro forma net income	$(4.8)	$(75.9)
Historical JBT Shares used in computing pro forma earnings per share
Basic	32.0	32.0
Diluted	32.2	32.1
JBT Offer Shares issued in the Transaction	19.9	19.9
Pro forma shares used in computing pro forma earnings per share
Basic	51.9	51.9
Diluted	51.9	51.9
Pro forma earnings per share
Basic	$(0.09)	$(1.46)
Diluted	$(0.09)	$(1.46)

Note 6. Transaction Financing Adjustments

JBT plans to fund the cash portion of the Transaction through a combination of cash on hand of approximately $517.7 million and debt financing. JBT anticipates the need for debt financing of approximately $1,564.8 million to (i) pay the cash consideration in the Offer, (ii) repay certain existing indebtedness of Marel and settle existing Marel interest rate swaps, and (iii) pay Transaction costs, which include bank fees, financial advisory fees and other professional fees and are currently expected to be approximately $78.7 million.

The timing and form of borrowings is currently unknown but may include a draw down on the Existing JBT Revolving Credit Facility, the incurrence of indebtedness through the issuance of secured and/or unsecured financing and/or a short-term bridge loan facility. The exact timing and structure of this financing is currently unknown. As the terms of the Bridge Credit Agreement are the best available information, the Transaction Financing adjustments are calculated based on the terms of the Bridge Credit Agreement. These assumptions and expectations are subject to change, and the duration fees and debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued.

a)

Represents an increase in cash and cash equivalents and long-term debt for additional expected borrowings, net of deferred financing costs of $20.1 million. The unaudited pro forma condensed combined balance sheet presents these borrowings as long-term debt under the assumption that JBT has the intent and ability to replace the Bridge Credit Agreement with long-term debt financing prior to the Offer Closing Time.

b)

Represents the reversal of deferred financing costs of $2.3 million incurred by JBT during the three months ended 31 March 2024 in connection with the Bridge Credit Agreement that were unpaid and recognized as a deferred charge in JBT’s 31 March 2024 balance sheet. For the pro forma condensed combined financial information, the deferred financing costs related to the Bridge Credit Agreement have been reversed, and instead shown as a reduction of the initial carrying amount of the long-term indebtedness associated with the Transaction Financing. See Note 6(a).

c)

Represents an increase in interest expense related to the incremental borrowings. In determining pro forma interest expense, JBT applied an estimated interest rate of 5.99% per annum for borrowings expected to be used to fund the Transaction, derived from the three-month EURIBOR as of 11 June 2024, plus a margin of 2.25% per annum, increasing by 0.50% per annum at the end of each successive 90 day period after the initial borrowing date, which is consistent with the terms of the Bridge Credit Agreement. Because the financing under the Bridge Credit Agreement matures 364 days after funding, the pro forma condensed combined statement of income for the three months ended 31 March 2024 assumes replacement financing at the same interest rate that exists immediately prior to the maturity of the Bridge Credit Agreement. For the three months ended 31 March 2024, JBT did not assume any deferred financing costs or other fees in connection with the expected replacement financing.

(in millions)	For the three months ended 31 March 2024	For the year ended 31 December 2023
Estimated interest expense	$31.3	$106.8
Duration fees(1)	—	46.9
Amortization of deferred financing costs(2)	—	20.1

Pro forma adjustment	$31.3	$173.9

(1)

Represents duration fees stipulated by the Bridge Credit Agreement of 0.75%, 1.00% and 1.25% of the amounts outstanding under the bridge facility, payable at 90 days, 180 days and 270 days after the Offer Closing Time, respectively. The duration fee assumes the bridge financing was obtained on 1 January 2023, and remained outstanding for the 364-day maturity of the bridge financing.

(2)

Assumes deferred financing costs of $20.1 million associated with the bridge financing are capitalized on 1 January 2023, and fully amortized through the 364 day maturity of the bridge financing. A hypothetical 1/8 percentage point increase/decrease in the weighted average interest rate used would result in an increase/decrease of approximately $0.5 million in pro forma interest expense for the three months ended 31 March 2024 and $2.0 million in pro forma interest expense for the year ended 31 December 2023.

d)	Income tax effects on the financing adjustments were calculated based on the U.S. federal statutory rate of 25%.

17.4	Independent practitioner‘s assurance report on the compilation of pro forma financial information included in the Prospectus

To the John Bean Technologies Corporation board of directors

Report on the compilation of pro forma financial information included in the Prospectus

We have completed our assurance engagement to report on the compilation of pro forma financial information of the combined group by the John Bean Technologies Corporation board of directors (“JBT Board”). The unaudited pro forma financial information consists of an unaudited pro forma condensed combined statement of income for the twelve months ended December 31, 2023 and for the three months ended March 31, 2024, and an unaudited pro forma condensed combined balance sheet as of March 31, 2024 and related notes as set out the unaudited pro forma financial information approved by the JBT Board on June 20, 2024. The applicable criteria on the basis of which the JBT Board has compiled the pro forma financial information are specified in Annex 20 of the Commission Delegated Regulation (EU) 2019/980 and described in note 1 in the pro forma financial information (the “Applicable Criteria”).

The unaudited pro forma financial information has been compiled by the JBT Board to illustrate the impact of the Transaction on JBT’s consolidated statement of financial position at March 31, 2024 and its consolidated statement of income for the financial year ended December 31, 2023 and the three months ended March 31, 2024 as if the Transaction had taken place at January 1, 2023. As part of this process, information about Marel’s financial position and financial performance has been extracted by the JBT Board from Marel’s audited consolidated financial statements for the financial year ended December 31, 2023, on which an audit report has been published, and Marel’s unaudited consolidated financial statements for the three months ended March 31, 2024.

The JBT Board‘s responsibility for the pro forma financial information

The JBT Board is responsible for compiling the pro forma financial information on the basis of the Applicable Criteria.

Our independence and quality management

We have complied with the independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Practitioner’s responsibilities

Our responsibility is to express an opinion as required by the Commission Delegated Regulation (EU) 2019/980, about whether the unaudited pro forma financial has been compiled, in all material respects, by the JBT Board on the basis of the Applicable Criteria.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that the practitioner plan and perform procedures to obtain reasonable assurance about whether the JBT Board has compiled, in all material respects, the pro forma financial information on the basis of the Applicable Criteria.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the unaudited pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information included in the Prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at March 31, 2024 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the Applicable Criteria involves performing procedures to assess whether the Applicable Criteria used by the JBT Board the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

•	The related pro forma adjustments give appropriate effect to those criteria; and

•	the pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the practitioner’s judgment, having regard to the practitioner’s understanding of the nature of the company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the pro forma financial information has been compiled, in all material respects, on the basis of the Applicable Criteria.

Report on other legal or regulatory requirements

This report has been issued solely in connection with the proposed Transaction as set out in the Prospectus issued by JBT and the Offeror. Therefore, this report is not intended to be used in other jurisdictions and should not be used or relied upon for any other purpose.

June 20, 2024

PricewaterhouseCoopers ehf.

Bryndís Björk Guðjónsdóttir

State authorized public accountant

/s/ Bryndís Björk Guðjónsdóttir

18.  CONSOLIDATED PROSPECTIVE FINANCIAL INFORMATION OF JBT

18.1	Statement by JBT

The consolidated prospective financial information of JBT for the financial year ending 31 December 2024 has been compiled and prepared on a basis which is both comparable with the JBT’s historical financial information and consistent with its accounting policies which are in accordance with GAAP.

The consolidated prospective financial information of JBT included in this Prospectus has been prepared by, and is the responsibility of, JBT’s management. PwC has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying consolidated prospective financial information of JBT and, accordingly, PwC does not express an opinion or any other form of assurance with respect thereto. The PwC report incorporated by reference in this Prospectus relates to JBT’s previously issued financial statements. It does not extend to the consolidated prospective financial information of JBT and should not be read to do so.

18.2	Assumptions

The consolidated prospective financial information for the year ending 31 December 2024 has been prepared on the basis of a large number of assumptions and estimates, which are subject to numerous and significant uncertainties. Certain of the assumptions, estimates, uncertainties and contingencies relating to the consolidated prospective financial information are wholly or partly within JBT’s control, while others are outside of its control and/or influence, including those related to changes in market, legal, fiscal, political or economic conditions, changes in interest or currency exchange rates and actions by competitors and customers.

The key principal assumptions and estimates made in preparing the consolidated prospective financial information are presented below. However, the list is not exhaustive, and it is possible that one or more of the assumptions or estimates will fail to materialise or prove to be incorrect. JBT’s results of operations could also deviate materially from the consolidated prospective financial information for the financial year ending 31 December 2024 as a result of other factors, including, but not limited to, those described further in section 1 “Risk Factors” and section 2.6 “Cautionary statement regarding forward-looking statements”. For additional information regarding factors that have had and could have a substantial effect on JBT’s results of operations, see section 15 “Operating and Financial Review of JBT”.

For the purpose of preparing JBT’s consolidated prospective financial information for the year ending 31 December 2024, the following principal assumptions have been applied:

•

JBT expects to deliver organic revenue growth primarily through recurring revenue initiatives and a strengthening demand environment for equipment, which includes improvement in the North American poultry market in the back half of the year. JBT also expects organic revenue growth due to pricing improvements and gains from foreign currency translation.

•

JBT expects to capture continued margin expansion through further advancement of its supply chain and manufacturing efficiency initiatives, higher operating leverage due to increases in production volumes as well as ongoing benefits from its restructuring efforts.

18.3	JBT’s expectations for the financial year ending 31 December 2024

The table below reflects JBT’s guidance for the full year 2024. For the full year 2024, JBT continues to expect solid year-over-year revenue growth and margin expansion. Revenue guidance was updated to reflect current expectations for foreign exchange translation, while the forecast for year-over-year organic revenue growth remains 4 to 6%. Since the outlook provided on 20 February 2024, JBT updated its income from continuing operations and GAAP EPS guidance to reflect current expectations of $30 million to $35 million for M&A related costs, an estimated $4 million net interest expense impact from the new bridge financing facility secured in anticipation of the Offer and an expected discrete tax benefit of $8 million to $9 million from tax planning actions.

These anticipated costs and the discrete tax benefit do not impact adjusted EBITDA or adjusted EPS guidance. Additionally, JBT’s full year forecast for net interest income is now approximately $2 million, which includes the $4 million estimated impact from bridge financing costs. The expected tax rate remains 22% to 23%, which is prior to any discrete items.

Guidance
$ millions except EPS	FY 2024

Revenue	$1,735 - $1,765
Income from continuing operations	$142 - $154
Adjusted EBITDA(1)	$295 - $310
Adjusted EBITDA margin	17.0 - 17.5%
GAAP EPS	$4.40 - $4.80
Adjusted EPS(1)	$5.05 - $5.45

(1)

Non-GAAP figure. The following tables present reconciliations of certain non-GAAP measures to the most directly comparable GAAP financial measures. For more information regarding non-GAAP measures presented in this Prospectus, see section 15.6.4 “Reconciliation of Non-GAAP Measures”.

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS

TO ADJUSTED DILUTED EARNINGS PER SHARE GUIDANCE

(Unaudited and in cents)

Guidance Full Year 2024
Diluted earnings per share from continuing operations.	$4.40 - $4.80
Non-GAAP adjustments
Restructuring related costs(1)	0.03
M&A related costs(2)	1.00
Bridge financing fees and related costs(3)	0.12
Impact on tax provision from Non-GAAP adjustments(4)	(0.25)
Impact on tax provision from tax planning actions(5)	(0.25)

Adjusted diluted earnings per share from continuing operations	$5.05 - $5.45

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA GUIDANCE

(Unaudited and in millions)

Guidance Full Year 2024
Income from continuing operations	$142.0 – $154.0
Income tax provision(4)	31.5 – 34.5
Interest income, net	~ (2.0)
Depreciation and amortization	~ 90.0

EBITDA from continuing operations	261.5 – 276.5
Restructuring related costs(1)	~ 1.0
Pension expense (income), other than service cost	—
M&A related costs(2)	~ 32.5

Adjusted EBITDA from continuing operations	$295.0 – $310.0

(1)

Restructuring related costs is estimated to be approximately $1 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(2)

M&A related costs is estimated to be $30 to $35 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(3)

Bridge financing fees and related costs is estimated to be approximately $4 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(4)	Impact on tax provision was calculated using the JBT’s effective tax rate of approximately 22 to 23%.
(5)

Impact on tax provision from tax planning actions is estimated to be $8 to 9 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

JBT continues to forecast a revenue split of approximately 47% in the first half of 2024 with approximately 53% in the second half of 2024. JBT continues to expect margin improvement during each sequential quarter in 2024 as market conditions are expected to improve and strategic sourcing actions flow through to the results.

19.  CONSOLIDATED PROSPECTIVE FINANCIAL INFORMATION OF MAREL

Marel has not published a profit forecast or estimate.

20.  CAPITALISATION AND INDEBTEDNESS

20.1	Statements of capitalisation and indebtedness

20.1.1

A statement of capitalisation and indebtedness of JBT, distinguishing between guaranteed and unguaranteed, secured and unsecured indebtedness, as of a date no earlier than 90 days prior to the date of this Prospectus.

The components of JBT’s borrowings as of 31 March 2024 were as follows:

(In millions)	Maturity Date	31 March 2024	31 December 2023

Revolving credit facility(1)	14 December 2026	$250.0	$250.0
Less: unamortized debt issuance costs		(0.7)	(0.8)

Revolving credit facility, net		$249.3	$249.2

Convertible senior notes(2)	15 May 2026	$402.5	$402.5
Less: unamortized debt issuance costs		(4.8)	(5.3)

Convertible senior notes, net		$397.7	$397.2
Long-term debt, net		$647.0	$646.4

(1)	Weighted-average interest rate at 31 March 2024 was 6.51%
(2)	Effective interest rate for the Notes for the quarter ended 31 March 2024 was 0.82%

Components of interest expense recognized for the 0.25% Notes were as follows for the three months ended 31 March 2024:

	Three Months Ended 31 March,
(In millions)	2024	2023

Contractual interest expense	$0.3	$0.3
Interest cost related to amortization of issuance costs	$0.6	$0.6

Total interest expense	$0.9	$0.9

20.1.1.1	Amended and Restated Credit Agreement

The Credit Agreement provides for a $1.3 billion revolving credit facility that matures in December 2026. Revolving loans under the credit facility bear interest, at JBT’s option, at 1) SOFR (subject to a floor rate of zero) plus 10 basis points, or 2) an alternative base rate (which is the greater of Wells Fargo’s Prime Rate, the Federal Funds Rate plus 50 basis points, or SOFR (subject to a floor rate of zero) plus 1.1%, plus, in each case, a margin dependent on the leverage ratio.

On 17 May 2024, JBT entered into the Second Amendment, which, among other things, amends certain of the negative and financial covenants in the Credit Agreement and expressly permits the Transaction.

JBT is required to make periodic interest payments on borrowed amounts and to pay an annual commitment fee of 0.15-0.30%, depending on its leverage ratio. As of 31 December 2023, JBT had $250.0 million drawn on and $1,043.8 million of availability under the revolving credit facility. The ability to use this availability is limited by the leverage ratio covenant described below.

The obligations under the Credit Agreement are guaranteed by the Guarantors. The obligations under the Credit Agreement are secured by a first-priority security interest in substantially all of the Guarantor’s tangible and intangible personal property and a pledge of the capital stock of permitted borrowers and certain Guarantors.

JBT’s credit facility includes restrictive covenants that, if not met, could lead to renegotiation of its credit facility, a requirement to repay its borrowings, and/or a significant increase in its cost of financing. Restrictive covenants include a minimum interest coverage ratio, a maximum leverage ratio, as well as certain events of default.

20.1.1.2	Convertible Senior Notes

On 28 May 2021, JBT closed its Notes Offering. The Notes were issued pursuant to the Indenture.

Interest on the Notes is payable semi-annually in arrears on 15 May and 15 November of each year, at a rate of 0.25% per year. The Notes will mature on 15 May 2026 unless earlier converted, redeemed or repurchased. The initial conversion rate for the Notes is 5.8958 JBT Shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $169.61 per JBT Share), subject to adjustment.

JBT may redeem for cash all or any portion of the Notes, at its option, if the last reported sale price of JBT Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which JBT provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. If JBT redeems less than all the outstanding Notes, at least $100 million aggregate principal amount of Notes must be outstanding and not subject to redemption as of the relevant redemption notice date.

Holders may convert their Notes under the following conditions at any time prior to the close of business on the business day immediately preceding 15 February 2026 in multiples of $1,000 principal amount, only under the following circumstances:

•

during any calendar quarter commencing after the calendar quarter ending on 30 September 2021 (and only during such calendar quarter), if the last reported sale price of JBT Shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•

during the Measurement Period in which the trading price per $1,000 principal amount of Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of JBT Shares and the conversion rate on each such trading day;

•

if JBT calls such Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Notes called (or deemed called) for redemption; or

•	upon the occurrence of certain corporate events, as specified in the Indenture.

In addition, holders may convert their Notes, in multiples of $1,000 principal amount, at their option at any time on or after 15 February 2026, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the Notes, without regard to the foregoing circumstances.

Upon the occurrence of a fundamental change (as defined in the Indenture), subject to certain conditions, holders of the Notes may require JBT to repurchase for cash all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof, at a repurchase price of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or convert its notes called (or deemed called) for redemption during the related redemption period, as the case may be.

The Indenture contains customary covenants and events of default.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act. The Notes and any JBT Shares issuable upon conversion have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

20.1.1.3	Hedge Transactions

In conjunction with the Notes, JBT paid an aggregate amount of $65.6 million for the Hedge Transactions. The Hedge Transactions cover, subject to anti-dilution adjustments substantially similar to those in the Notes, approximately 2.4 million JBT Shares. These are the same number of shares initially underlying the Notes, at a strike price of $169.61, subject to customary adjustments. The Hedge Transactions will expire upon the maturity of the Notes, subject to earlier exercise or termination.

The Hedge Transactions are expected generally to reduce the potential dilutive effect of the conversion of the Notes and/or offset any cash payments JBT is required to make in excess of the principal amount of the converted Notes, in the event that the market price per JBT Share, as measured under the terms of the Hedge Transactions, is greater than the Hedge Transactions strike price of $169.61. The Hedge Transactions meet the criteria in ASC 815-40 to be classified within stockholders’ equity, and therefore these transactions are not revalued after their issuance.

JBT made a tax election to integrate the Notes and the Hedge Transactions. The accounting impact of this tax election makes the Hedge Transactions deductible as original issue discount interest for tax purposes over the term of the note, and resulted in a $17.1 million DTA recorded as an adjustment to additional paid-in capital on the condensed consolidated balance sheet as of 31 March 2024.

20.1.1.4	Warrant Transactions

In addition, concurrently with entering into the Hedge Transactions, JBT separately entered into privately-negotiated Warrant Transactions, whereby JBT sold to the counterparties Warrants to acquire, collectively, subject to anti-dilution adjustments, 2.4 million JBT Shares at an initial strike price of $240.02 per share. JBT received aggregate proceeds of $29.5 million from the Warrant Transactions with the counterparties, with such proceeds partially offsetting the costs of entering into the Hedge Transactions. The Warrants expire in August 2026. If the market value per share of the JBT Shares exceeds the strike price of the Warrants, the Warrants will have a dilutive effect on JBT’s earnings per share, unless JBT elects, subject to certain conditions, to settle the Warrants in cash. The Warrants meet the criteria in ASC 815-40 to be classified within stockholders’ equity, and therefore the Warrants are not revalued after issuance.

20.1.2	Material changes in the capitalisation and indebtedness position of JBT within the 90 day period referred to in 20.1.1.

Other than as set out in section 20.1.1 above, there have been no material changes affecting JBT’s capitalization and indebtedness in the period of 90 days prior to the date of this Prospectus.

20.1.3

A statement of capitalisation and indebtedness of Marel, distinguishing between guaranteed and unguaranteed, secured and unsecured indebtedness, as of a date no earlier than 90 days prior to the date of this Prospectus.

		(unaudited)	(audited)

(in millions)	Maturity Date	31 March 2024	31 December 2023

EUR 700m Revolving credit facility(1)	5 February 2027	€351.0	€374.8

USD 300m Term Loan(2)	2 November 2025	€278.0	€271.6

EUR 150m Term Loan(3)	2 November 2025	€150.0	€150.0

Promissory Notes(4)	7 December 2023/2025	€18.5	€18.5

Other loans and Mortgages	Various	€9.1	€9.3

Less: unamortized debt issuance costs		€(5.7)	€(4.4)

Total Borrowings		€800.9	€819.8

Long Term debt, net		€800.9	€819.8
Short term debt, net		€0	€0

Total Borrowings		€800.9	€819.8
Weighted-average interest rate at 31 March 2024 was 6.23% including related interest rate swaps.

The EUR 700 million revolving facility, USD 300 million term loan, EUR 150 million term loan and Promissory Notes are unsecured, but guaranteed by the material subsidiaries of the group. Other loans and mortgages are secured by operating assets of subsidiaries.

(1)

EUR 700 million revolving credit facility. On 5 February 2020 Marel signed a syndicated revolving credit facility of EUR 700.0 million with seven leading international banks: ABN AMRO, BNP Paribas, Danske Bank, HSBC, ING Bank, Rabobank and UniCredit. The facility is based on investment grade Loan Market Association documentation. The key elements of the syndicated revolving credit facility are: the initial term of the EUR 700.0 million syndicated revolving credit facility is for five years and included two one-year extension options with final maturity in February 2027 if utilized; initial interest terms were EURIBOR/LIBOR +80bp and will vary in line with Marel’s leverage ratio (per Marel’s credit agreement) and the facility utilization level; and the credit facility includes an incentive structure based on a set of sustainability KPIs. Based on the extent to which the KPIs are met, Marel will either receive a margin reduction or increase. In July 2023, Marel signed a two-year extension to the credit facility utilizing the extension options, with final maturity in February 2027.

(2)

Syndicated USD 300.0 million term loan. On 2 November 2022, Marel signed a USD 300.0 million term loan with the same group of banks as the EUR 700.0 million revolving facility. The key elements of the term loan are: the term of the USD 300.0 million loan is for three years with two un-committed one-year extension options; initial interest terms are SOFR +250bp and will vary in line with Marel’s leverage ratio (per Marel’s credit agreement).

(3)

Syndicated EUR 150.0 million term loan. On 17 July 2023, Marel signed a EUR 150.0 million term loan with its long standing partners: ABN AMRO, BNP Paribas, Danske Bank, HSBC, ING, and Rabobank. The liquidity provided by the term loan was used to repay the Promissory Notes with an initial 5 year term and to repay part of the revolving credit facility. The key elements of the term loan are: the term of the EUR 150.0 million loan is for two years with two un-committed one-year extension options; initial interest terms are SOFR +250bp and will vary in line with Marel’s leverage ratio (per Marel’s credit agreement).

(4)

Schuldschein promissory notes. On 7 December 2018 Marel finalized an issue of Promissory Notes for EUR 140.0 million. The investors were a mixture of Central European and Asian commercial banks. The notes were split in 5 and 7 year terms and a mixture of fixed and floating rates: EUR 15.5 million at 1.366% fixed interest for 5 years; EUR 8.5 million at 1.83% fixed interest for 7 years; EUR 106.0 million with floating EURIBOR rate and 1.1% margin for 5 years; and EUR 10.0 million with floating EURIBOR rate and 1.3% margin for 7 years. In December 2023, Marel repaid notes with a 5 year term of EUR 121.5 million.

All facilities include a 0% interest floor on the relevant base rates. At inception of the facilities, the 0% floors did not have an intrinsic value and have not been separated from the original contract in the Consolidated Statement of Financial Position.

20.1.4	Material changes in the capitalisation and indebtedness position of Marel within the 90 day period referred to in 20.1.3.

There have been no material changes affecting Marel’s capitalization and indebtedness in the period of 90 days prior to the date of this Prospectus.

20.2	Working capital statement

In the opinion of JBT, the working capital available to the combined company following completion of the Transaction, including the Offer, is sufficient for the combined company’s present requirements for at least the next 12 months following the date of this Prospectus.

21.  BOARD OF DIRECTORS, MANAGEMENT AND CORPORATE GOVERNANCE

21.1	Board of Directors, Management and Corporate Governance of JBT

21.1.1	Executive Officers of JBT

The following table presents an overview of the JBT Executive Officers as at the date of this Prospectus.

Name	Position

Brian A. Deck	CEO, President and Board Director
Matthew J. Meister	Executive Vice President and Chief Financial Officer
Shelley Bridarolli	Executive Vice President and Chief Human Resources Officer
Luiz “Augusto” Rizzolo	Executive Vice President and President, Diversified Food and Health
Robert Petrie	Executive Vice President and President, Protein
James L. Marvin	Executive Vice President and General Counsel and Assistant Secretary
Kristina Paschall	Executive Vice President, Chief Information and Digital Officer
Jack Martin	Executive Vice President, Supply Chain
Jessi L. Corcoran	Vice President, Corporate Controller and Chief Accounting Officer

Brian A. Deck. Mr. Deck was appointed President and Chief Executive Officer of JBT Corporation, as well as a member of the JBT Board of Directors, in December 2020. Prior to that, Mr. Deck served as JBT’s Executive Vice President and Chief Financial Officer since May 2014, after serving as Vice President, Chief Financial Officer and Treasurer since joining JBT in February 2014. Prior to joining JBT, Mr. Deck served as Chief Financial Officer of National Material L.P., a private diversified industrial holding company (since May 2011). He served as Vice President of Finance and Treasury (from November 2007 to May 2011) and as Director, Corporate Financial Planning and Analysis (from August 2005 to November 2007) of Ryerson Inc., a metals distributor and processor. Prior to his service with Ryerson, Mr. Deck had increasing responsibilities with General Electric Capital, Bank One (now JPMorgan Chase & Co.) and Cole Taylor Bank. Mr. Deck holds an MBA with a concentration in finance from DePaul University in Chicago, and a Bachelor’s degree in economics from the University of Illinois.

Matthew J. Meister. Mr. Meister was appointed Chief Financial Officer of JBT Corporation in December 2020. Mr. Meister joined JBT in May 2019 as Vice President and CFO for JBT Protein, with responsibility for all accounting and finance activity for the Protein Division within the FoodTech segment. Mr. Meister joined JBT with extensive experience in global manufacturing across various industries including automotive, medical devices, and general industrial applications, including his prior roles at IDEX Corporation, where he held several operational finance leadership roles, ending with the Group Vice President, Health and Science Technologies role. Prior to joining IDEX, he held various roles of increasing responsibility within the business units and at corporate at Navistar International Corporation. Mr. Meister holds an MBA from The University of Chicago Booth School of Business and completed a post undergraduate Certificate of Accountancy at DePaul University. His undergraduate education in Finance and Operations Management was received from Washington University in St. Louis.

Shelley Bridarolli. Ms. Bridarolli was appointed Executive Vice President, Chief Human Resources Officer of JBT in September 2021. Prior to that, Ms. Bridarolli was the Senior Vice President Human Resources of Dana Incorporated from November 2018 until April 2020. Before joining Dana Incorporated, she was the Vice President Human Resources for the PowerDrive Systems Division of BorgWarner, Inc. from August 2014 to November 2018, and also served as Borg Warner’s Interim Chief Human Resources Officer from July to

November 2018. Prior to that, Ms. Bridarolli held progressive senior HR leadership roles at Eaton Corporation between May 2001 and August 2014. Ms. Bridarolli began her professional career in 1998 with National Fuel Exploration Company in Calgary, Canada. Ms. Bridarolli holds an MBA from Royal Roads University and her Bachelor of Arts degree from University of Lethbridge.

Luiz “Augusto” Rizzolo. Mr. Rizzolo was appointed Executive Vice President of JBT Corporation and President, Diversified Food & Health in October 2022. Mr. Rizzolo has served as President Protein North America from July 2020 until October 2022. Before that, he served as Vice President, General Manager, Protein North America Customer Care from September 2019 until June 2020. Prior to joining JBT, he was the Group President, Specialty Retail Business at Marmon Holdings, Inc from March 2018 to August 2019. Before that, Mr. Rizzolo worked at Illinois Tool Works from 2014 as VP/GM at various times in each of the Global Weight & Wrap Division and the North America Service Division, and at Whirlpool Corporation from March 2003 to January 2014 in positions of increasing responsibility. Mr. Rizzolo holds a B.Sc. in Mechanical & Industrial Engineering from Politecnico di Torino (Torino, Italy) and an Executive MBA from the University of Illinois Urbana-Champaign.

Robert J. Petrie. Mr. Petrie was appointed as Executive Vice President of JBT Corporation and President, Protein in September 2021. Mr. Petrie previously led JBT’s Protein EMEA (Europe, Middle East, and Africa) business, with additional responsibility for JBT’s Protein business in Asia. Mr. Petrie joined JBT in 2009 when Double D Food Engineering Ltd, where he was Managing Director and a shareholder, was acquired by JBT. During his tenure at JBT, Mr. Petrie has progressed through several general management and commercial leadership roles with increasingly complex responsibilities, earning an outstanding reputation among employees and customers. Before joining Double D Food Engineering Ltd, he held various engineering, quality, and operational positions at NCR Corporation (NYSE: NCR). Mr. Petrie holds a BSc in Engineering and Manufacturing and a post-graduate degree in Business Studies from Abertay University in Dundee, Scotland.

James L. Marvin. Mr. Marvin was appointed Executive Vice President, General Counsel and Assistant Secretary in May 2014. Mr. Marvin joined FTI, the predecessor to JBT, in April 2003 as Assistant General Counsel. Subsequent to JBT’s spin-off from FTI in July 2008, Mr. Marvin became the Deputy General Counsel and Secretary of JBT Corporation. Prior to joining JBT’s predecessor, Mr. Marvin worked for Heller Financial, Inc., a financial services business, for seven years, serving as its Corporate Finance Division Counsel and then as its Chief Corporate Counsel. Mr. Marvin was a partner with the Chicago-based law firm, Katten Muchin & Zavis, a firm he joined in 1990, where he primarily represented financial institutions. Prior to that, Mr. Marvin was an associate at O’Connor Cavanagh Killingsworth & Beshears, in Phoenix, Arizona, practicing securities law. Mr. Marvin received his Bachelor’s degree from the University of Illinois and his J.D. from the University of Illinois College of Law.

Kristina Paschall. Ms. Paschall was appointed Executive Vice President & Chief Information Officer of JBT in September 2017, and became Executive Vice President, Chief Information & Digital Officer in October 2020. Prior to joining JBT Corporation, Ms. Paschall was the CIO of Ferrara Candy Company from 2013-2017. Before joining Ferrara, she held progressive senior IT leadership roles at Ingredion and GATX, having spent the previous part of her career in management roles at consulting organizations. Ms. Paschall holds an MBA from the University of Chicago Booth School of Business and her Bachelor of Science in Finance from the University of Illinois. Ms. Paschall also serves as volunteer Treasurer of the Board of Directors of the Make-A-Wish Foundation of Illinois.

Jack Martin. Mr. Martin joined JBT as Executive Vice President, Supply Chain in April 2022. Prior to joining JBT, Mr. Martin was employed by Marmon Holdings as Vice President, Supply Chain from August 2019 to April 2022. Before joining Marmon Holdings, he provided full time supply chain consulting services to Standex International and International Equipment Solutions in 2018 and 2019. Mr. Martin served in several group leadership roles with Dover Corporation from 2008 to 2017 with his last role being Vice President, Global Sourcing. Mr. Martin started and advanced his career in progressive purchasing and supply chain roles for companies like John Crane International, SKF / Chicago Rawhide, and Thermo Fisher Scientific. Mr. Martin Holds an MBA from Loyola University in Chicago and a Bachelor of Science in Marketing at Elmhurst College.

Jessi L. Corcoran. Ms. Corcoran was appointed Vice President, Corporate Controller and Accounting Officer of JBT Corporation in October 2020. Prior to that, Ms. Corcoran served as an Assistant Corporate Controller and Accounting Officer at JBT since August 2018. Since joining JBT in 2016, Ms. Corcoran has also served as Assistant Corporate Controller and Senior Manager of External Reporting & Technical Accounting. Prior to joining JBT, Ms. Corcoran was an Audit Senior Manager at Deloitte from 2014 to 2015, after serving in several roles at Deloitte since 2012, including as an MDP Manager in the Deloitte audit group. Ms. Corcoran holds a Bachelor of Accounting from the University of Arizona, Eller College of Management and is a Certified Public Accountant. Ms. Corcoran also serves as a Board Member of the Make-A-Wish Foundation of Illinois.

21.1.2	Board of Directors of JBT

Name	Position

Alan D. Feldman	Chairman of the Board
Barbara L. Brasier	Board Director
Brian A. Deck	Board Director, President and CEO
C. Maury Devine	Board Director
Charles Harrington	Board Director
Lawrence V. Jackson	Board Director
Polly B. Kawalek	Board Director

Alan D. Feldman. Mr. Feldman was first elected to the JBT Board in 2008 and has served as Chairman of the JBT Board since June 2020. Mr. Feldman currently serves as a board member of Foot Locker, Inc. and serves as a Governing Director of the University of Illinois Foundation. Mr. Feldman served on the Board of Directors for GNC Holdings, Inc. from 2013 to 2020. Mr. Feldman’s term of appointment to the JBT Board expires in 2025.

Barbara L. Brasier. Ms. Brasier was first elected to the JBT Board in 2019. Ms. Brasier was the Senior Vice President and Chief Financial Officer of Herc Holdings, Inc. from 2015 to 2018 and currently serves on two other public company boards: Molina Healthcare, Inc. (since 2019); and Lancaster Colony Corporation (since 2019). Ms. Brasier is currently a board member of Molina Healthcare, Inc., Lancaster Colony Corporation and Henny Penny Corporation. Ms. Brasier’s term of appointment to the JBT Board expires in 2026.

Brian A. Deck. Mr. Deck was first elected to the JBT Board in December 2020. Prior to that, Brian served as JBT’s Executive Vice President and Chief Financial Officer since May 2014. Mr. Deck’s term of appointment to the JBT Board expires in 2026.

C. Maury Devine. Ms. Devine was first elected to the JBT Board in 2008. Ms. Devine served on the Board of Directors of FTI from 2005 to 2016, Technip from 2011 to 2017, Valeo from 2015 to 2022, and ConocoPhillips from 2017 to 2023. Assuming Ms. Devine is re-elected as a director at JBT’s 2024 annual stockholders meeting, Ms. Devine’s term of appointment to the JBT Board will expire in 2026.

Charles Harrington. Mr. Harrington was first elected to the JBT Board in 2022. Mr. Harrington retired in 2022 as Executive Chairman, Chief Executive Officer and President of Parsons Corporation, a digitally enabled solutions provider in diverse markets with a focus on security, defense and infrastructure. Mr. Harrington previously served as Parson Corporation’s Chairman, Chief Executive Officer and President from April 2008 until he retired in July 2021. Mr. Harrington currently serves as a board member of J.G. Boswell Company, Constellation Energy Corporation and Korn Ferry International. He also serves as Chairman of the Board of the Institute of Digital Engineering USA (IDEUSA) and as Vice Chairman of the Cal Poly Foundation. Mr. Harrington served on the Board of Directors of The AES Corporation (2013-2020). Assuming Mr. Harrington is re-elected as a director at JBT’s 2024 annual stockholders meeting, Mr. Harrington’s term of appointment to the JBT Board will expire in 2026.

Lawrence V. Jackson. Mr. Jackson was first elected to the JBT Board in 2020. Mr. Jackson is the current Chairman (since 2010) and former Chief Executive Officer (from 2010 to 2012) of SourceMark LLC., privately-held, a Senior Advisor of New Mountain Capital LLC (since 2008), and currently serves on two other public company boards: Assurant, Inc. (since 2009); and Bloomin’ Brands, Inc. (since 2020). Mr. Jackson’s term of appointment to the JBT Board expires in 2025.

Polly B. Kawalek. Ms. Kawalek was first elected to the JBT Board in 2008. Ms. Kawalek served on the Board of Directors of Elkay Manufacturing Company from 2005 to March 2020. Ms. Kawalek’s term of appointment to the JBT Board expires in 2026.

Directors elected at the annual meeting of JBT’s Stockholders held in 2023 (the “2023 Annual Meeting”) will serve out their three-year terms, and they and any successors will stand for re-election to a one-year term at the annual meeting of JBT Stockholders to be held in 2026 (the “2026 Annual Meeting”). Directors elected at the annual meeting of JBT Stockholders held in 2024 (the “2024 Annual Meeting”) were re-elected to a two-year term, and they and any successors will stand for re-election to a one-year term at the 2026 Annual Meeting. Directors with terms expiring at the annual meeting of JBT Stockholders to be held in 2025 (the “2025 Annual Meeting”) will serve out the remainder of their current terms, and they and any successors will stand for re-election to a one-year term at the 2025 Annual Meeting.

The business address of the JBT Board and the JBT Executive Officers is c/o John Bean Technologies Corporation, 70 West Madison Street, Suite 4400, Chicago, Illinois 60602.

21.1.3	Benefits upon termination of employment

21.1.3.1	Termination of Employment outside of a Change in Control Context

Members of the Executive Leadership Team are eligible to receive payments pursuant to JBT’s executive severance pay plan in the event they lose their job involuntarily, other than for cause, by reason of the executive’s death or disability, or as a result of a change-in-control. The benefits under this plan include (i) a severance payment equal to 15 months of base salary and target annual cash incentive (24 months in the case of Mr. Deck); (ii) a prorated payment of target annual cash incentive for the calendar year in which such termination occurs; (iii) a payment equal to 15 times the employer’s portion of the monthly premium for medical and dental insurance (24 times in the case of Mr. Deck); (iv) reimbursement for outplacement assistance in an amount not exceeding the amount the JBT Executive Officer is eligible for under our then current outplacement services standard benefit plan; (v) unvested time-based equity incentive awards are adjusted for appropriate proration as of the termination date and will continue to vest according to the vesting schedule of such awards; (vi) unvested performance-based equity incentive awards may be prorated at the discretion of the Chief Executive Officer and the Compensation Committee, and any such award that are prorated will continue to vest according to the vesting schedule of such awards; and (vii) a lump sum payment of $20,000 less any amounts that were previously reimbursed to the JBT Executive Officer for financial planning and tax preparation assistance expenses incurred in the calendar year in which such termination occurs. Benefits under JBT’s executive severance pay plan are contingent upon continuing compliance by the terminated executive with non-disclosure, non-compete and non-solicitation covenants. An executive will cease to participate in the executive severance pay plan upon the occurrence of certain disqualifying events or the violation of the provisions contained in the separation agreement.

Under the 2017 Plan, in the event of the death or disability of an employee during active employment with JBT, all outstanding awards under the 2017 Plan will vest immediately and will be paid at 100% of the target award for any years that have not been completed and based on JBT’s actual achievement of the performance criteria for any completed years in the performance period. In the event of the retirement of any JBT Executive Officer after reaching the age of 62 and either five or ten years of service with JBT (as specified in the applicable grant agreement), all outstanding awards under the 2017 Plan will be retained and will vest in accordance with their pre-retirement normal vesting schedule with any performance metrics determined based on JBT’s actual achievement of the performance criteria. Except as otherwise described herein, in the event of an individual’s termination of employment or service with JBT, all awards granted under the 2017 Plan expire upon such termination of employment or service.

21.1.3.2	Termination of Employment in a Change in Control Context

JBT has entered into a change in control executive severance agreement with the Executive Leadership Team. Under the change in control executive severance agreements, if there has been a “change in control” (as defined in the applicable change in control executive severance agreement) of JBT and within 24 calendar months following the change in control (i) an executive officer voluntarily terminates his or her employment for “good reason” (as defined in the applicable change in control executive severance agreement), (ii) an executive officer’s employment is involuntarily terminated other than for “cause” (as defined in the applicable change in control executive severance agreement) or due to disability (as defined in the applicable change in control executive severance agreement) or death or (iii) JBT or its successor company breaches any material provisions of an executive officer’s change in control executive severance agreement (such termination, a “qualifying termination”), then such executive officer would be eligible to receive the following severance benefits: a lump sum payment equal to the sum of an amount equal to (a) three times (for Mr. Deck) or two times (for the Executive Leadership Team) the highest rate of the executive’s annualized base salary, (b) three times (for Mr. Deck) or two times (for the Executive Leadership Team) the executive’s highest annual target cash management incentive award, (c) the unpaid salary and other accrued and earned but unpaid payments and (d) the prorated portion of the target annual cash incentive award for the plan year in which the termination occurs, and additionally, the accelerated vesting of time-based equity awards and performance-based equity awards with performance metrics for any completed years in the performance period deemed earned based on actual performance and for any years that have not been completed, the performance metrics will be deemed earned at target performance. Each change in control executive severance agreement provides that JBT will, as soon as practicable after JBT has knowledge that a change in control is imminent, but no later than the day immediately preceding the date of the change in control, deposit assets in a grantor trust for each executive officer in an amount equal to the estimated aggregate severance benefits which may become due to such executive officer under the change in control executive severance agreements. Additionally, each executive would be entitled to continued participation in certain health and welfare benefits from the employment termination date until the earliest of the expiration of 24 months or until he or she is afforded a substantially similar benefit at comparable cost by a subsequent employer. The change in control executive severance agreements also provide that in the event of a qualifying termination, the executive officers will receive credit for two additional years of service (three years for Mr. Deck) solely for purposes of calculating vesting under JBT’s non-qualified retirement plans. An executive officer’s receipt of any payments, benefits or vesting under the change in control executive severance agreements is subject to such executive officer’s execution of a general release of any and all potential claims. Additionally, under the change in control executive severance agreements, each executive officer is subject to non-competition and non-solicitation covenants for two years after a termination of employment and a perpetual confidentiality covenant.

Termination benefits under the executive severance pay plan and change-in-control benefits under the change in control executive severance agreements will be mutually exclusive and JBT Executive Officers will not be entitled to receive benefits under both arrangements under any circumstances.

A JBT non-employee director’s outstanding and unvested restricted stock units will immediately vest upon such director’s death or disability or upon a change in control of JBT. All unvested restricted stock units held by a JBT non-employee director will be forfeited upon the termination of that director’s directorship with JBT, taking into account any accelerated vesting that may occur on such date due to that director’s death or disability.

Other than with respect to awards held by our non-employee directors and the grantor trust funding provisions, the payments and benefits described above are “double trigger” in nature and will be paid only in the event the executive officer experiences a qualifying termination during the 24 calendar months following the change in control.

All outstanding awards held by executive officers under the 2017 Plan will remain outstanding after the Offer Closing Time and, for the Executive Leadership Team, will be eligible for double-trigger vesting under the change in control executive severance agreements.

For any executive officer who is not a member of the Executive Leadership Team, the equity-based awards outstanding under the 2017 Plan will remain subject to the terms of the 2017 Plan and the applicable grant agreements, which provide that such awards will vest after the occurrence of a change in control (as defined in the 2017 Plan) only if (i) the awards are not assumed by the successor company on the effective date of such transaction or (ii) within a period of 24 months following the month in which a change in control occurs, the executive officer’s employment is involuntarily terminated by JBT for reasons other than for “cause” (as defined in the 2017 Plan). For any outstanding performance-based restricted stock units under the 2017 Plan that vest due to a qualified termination within 24 months following a change in control, the performance metrics (a) for any completed years in the performance period will be deemed earned based on actual performance and (b) for any years that have not been completed in the performance period will be deemed earned at target performance.

21.1.4	Statement on past record

During the past five years, none of the members of the JBT Board or the JBT Executive Officers have been (i) convicted of fraudulent offenses; (ii) directors or officers of companies that have entered into bankruptcy, receivership or liquidation or companies put into administration except as set out immediately below; or (iii) subject to any public incrimination and/or sanctions by statutory regulatory authorities (including designated professional bodies), and (iv) been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

21.1.5	Statement on conflicts of interests

There are no family relationships among any of the JBT Board or the JBT Executive Officers. Other than as set out in sections 21.1.1 and 21.1.2, none of the members of the JBT Board or the JBT Executive Officers have conflicts of interest with respect to their duties as members of the JBT Board or the JBT Executive Officers or hold positions in other companies which could result in a conflict of interest vis-à-vis such companies, either because the JBT Group or the JBT Group has an equity interest in such company or because the Marel Group or the JBT Group and the company concerned have an ongoing business relationship.

There are no arrangements or understandings with any major shareholders or others pursuant to which any of the directors or executive officers were selected for their positions.

All of JBT’s directors and executive officers are subject to the company’s Code of Business Conduct and Ethics. JBT’s Code of Business Conduct and Ethics provides that each of JBT’s employees and directors is expected to avoid engaging in activities where their personal interests conflict with, or have the appearance of conflicting with, JBT’s interests. Personal interests that may give rise to conflicts of interest include commercial, industrial, banking, consulting, legal, accounting, charitable and financial relationships, and may also arise when a director or employee receives personal benefits outside of the compensation or reimbursement programs approved by the JBT Board. These requirements also extend to immediate family members of employees and directors. None of JBT’s non-employee directors or executive officers have any conflicts of interest (actual or potential).

JBT’s Code of Business Conduct and Ethics is available on JBT’s website under Corporate Governance at https://ir.jbtc.com/leadership/board-of-directors/. The information included on or accessible through JBT’s website does not form part of this Prospectus unless that information is incorporated by reference into this Prospectus.

21.1.6	Committees of the Board of Directors of JBT

21.1.6.1	Audit Committee

The Audit Committee is composed of three JBT Board members, currently Barbara L. Brasier (Chairman), C. Maury Devine and Charles Harrington. The Audit Committee operates pursuant to a written charter setting out the functions and responsibilities of the committee which may be reviewed on JBT’s website under Corporate Governance at https://ir.jbtc.com/leadership/board-of-directors. The information included on or accessible through JBT’s website does not form part of this Prospectus unless that information is incorporated by reference into this Prospectus. Primary responsibilities include responsibilities associated with JBT’s external independent auditor, including their appointment, compensation, retention or termination, and oversight; review and discussion with management, the Vice President of Internal Audit and JBT’s independent auditor the adequacy of JBT’s internal controls and any special audit steps adopted in light of material control deficiencies that could significantly affect JBT’s financial statements; review of the scope, planning and staffing of the prospective audit and approval of estimated fees therefor; resolution of disagreements between management and JBT’s independent auditor regarding financial reporting; oversight over accounting and financial reporting processes associated with the preparation of JBT’s financial statements and filings with the Securities and Exchange Commission; review of reports by management and legal counsel relating to litigation and compliance with laws, internal policies and controls that are material to JBT’s financial statements; review and assessment of JBT’s financial and accounting organization and internal controls; review of policies with respect to major risk assessment and risk management practices designed to monitor and control exposure to such risks, including M&A integration and performance and cyber-security risks; review of matters associated with auditor independence and approval of non-audit services; and oversight over “whistle-blower” procedures for reporting questionable accounting and audit practices.

21.1.6.2	Compensation Committee

The Compensation Committee is composed of three board members, currently Polly B. Kawalek (Chairman), Alan D. Feldman and Lawrence V. Jackson. The Compensation Committee operates pursuant to a written charter setting out the functions and responsibilities of the committee which may be reviewed on JBT’s website under Corporate Governance at https://ir.jbtc.com/leadership/board-of-directors. The information included on or accessible through JBT’s website does not form part of this Prospectus unless that information is incorporated by reference into this Prospectus. Primary responsibilities include providing oversight of executive compensation policies and design practices, the alignment of pay and performance, total compensation of the Chief Executive Officer, compensation levels of executive officers and non-employee directors and JBT’s benefit plans; providing oversight of JBT’s policies, programs and initiatives focusing on JBT’s leadership and workforce; reviewing the effectiveness of JBT’s human resources and human capital management policies, practices, strategies and goals; annually reviewing succession plans for the Chief Executive Officer and other key executive officers, and reporting to the full JBT Board on succession planning and management development strategies and outcomes; reviewing JBT’s overall compensation philosophies to ensure policies appropriately link management interests with those of JBT Stockholders, align pay with performance and mitigate risks; approving the peer group used for compensation levels, program design and relative performance comparisons and ensuring JBT’s pay programs are competitive and enable us to retain, motivate and attract top talent; administering JBT’s 2017 Incentive Compensation and Stock Plan and any other predecessor plans (the “Incentive Compensation Plan”), approving and administering other equity compensation plans; reviewing and approving the short- and long-term program designs, metrics, performance goals and individual objectives (as it relates to the Chief Executive Officer) compared to incentive plan terms and total incentive compensation amounts to be paid to executive officers; reviewing, approving and administering policies and agreements permitting recovery of prior, or forfeiture of existing unvested or unearned, executive officer compensation awards in the event of a restatement of JBT’s financial results or serious misconduct by an executive officer; appointing members of the Employee Benefits Plan Committee and periodically reviewing the actions taken by that committee; approving all executive officer pay packages, periodically reviewing executive officer perquisites and executive severance arrangements, hedging and pledging policies; establishing and monitoring compliance with executive stock ownership guidelines; reviewing the competitiveness and design of JBT Board compensation and recommending to the full JBT Board changes to compensation for non-employee directors; reviewing management’s compensation discussion and analysis to be included in JBT’s annual proxy statement, issuing its report on executive compensation for inclusion in JBT’s annual report or proxy statement; reviewing and recommending for JBT Board approval the frequency of advisory votes on executive compensation (“say on pay”), and reviewing the results of “say on pay” resolutions and the input received from JBT’s Stockholders engagement efforts, and considering any implications thereof; and hiring an independent executive compensation consultant to advise the committee after determining that the consultant met independence requirements.

21.1.7	Corporate Governance of JBT

JBT Board determine the policies and directs the activities of JBT in accordance with the provisions of the JBT Charter, the JBT Bylaws, and the general corporation law of the state of Delaware and other applicable laws and regulations.

21.1.8	Potential material impacts on corporate governance

Upon completion of the Transaction, the board of directors of the combined company will consist of ten members, consisting of the JBT CEO, five JBT Independents and four Marel Independents. Prior to the 2026 Annual Meeting , the board of directors of the combined company, other than those who may be elected by the holders of any class or series of JBT Preferred Stock as set forth in the JBT Charter, will be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. Directors elected at the 2023 Annual Meeting will serve out their three-year terms, and they and any successors will stand for re-election to a one-year term at the 2026 Annual Meeting; directors elected at the 2024 Annual Meeting were re-elected to a two-year term, and they and any successors will stand for re-election to a one-year term at the 2026 Annual Meeting; and directors with terms expiring at the 2025 Annual Meeting will serve out the remainder of their current terms, and they and any successors will stand for re-election to a one-year term at the 2025 Annual Meeting. Members of each class will hold office until their successors are elected and qualified. Commencing with the 2026 Annual Meeting and at all subsequent annual meetings of JBT Stockholders, all directors will be elected for a term of office to expire at the next succeeding annual meeting of JBT Stockholders, with each such director to hold office until their successor will be elected and qualified, or their earlier death, resignation, retirement, disqualification or removal from office, and there will no longer be any director class designation. Until the 2026 Annual Meeting, in case of any increase or decrease, from time to time, in the number of directors, other than those who may be elected by the holders of any class or series of JBT Preferred Stock as set forth in the JBT Charter, the number of directors in each class will be apportioned as nearly equal as possible.

21.2	Board of Directors, Management and Corporate Governance of Marel

21.2.1	Executive Officers of Marel

The following table presents an overview of the members of the Marel Executive Officers as at the date of this Prospectus.

Name	Position

Executive Board:
Arni Sigurdsson	Chief Executive Officer
Sebastiaan Boelen	Chief Financial Officer
David Freyr Oddsson	Chief Human Resources Officer
Executive Team:
Arni Sigurjonsson	General Counsel
Sofie Cammers	Executive Vice President Meat
Roger Claessens	Executive Vice President Poultry
Vidar Erlingsson	Executive Vice President Software Solutions
Tatiana Gillitzer	Executive Vice President Service
Jesper Hjortshøj	Executive Vice President Retail and Food Service Solutions & Wenger Group
Ivo Rothkrantz	Executive Vice President Corporate Development
Olafur Karl Sigurdarson	Executive Vice President Fish

Arni Sigurdsson. Mr. Sigurdsson was appointed CEO of Marel in December 2023, after leading the company as Interim CEO since 7 November of the same year. He took over the role of Chief Business Officer and Deputy Chief Executive Officer of Marel in November 2022, where he was responsible for Marel’s Business Divisions, in addition to the overall business growth and the strategic direction of Marel. Mr. Sigurdsson joined Marel in 2014 as Head of Strategy, before transitioning to the role of Chief Strategy Officer & EVP Strategic Business Units in 2020-2022. Before joining Marel, Mr. Sigurdsson worked at AGC Partners and Landsbanki Íslands. He currently serves on the Board of Directors of Worximity Technology Inc. Sigurdsson holds a BSc. degree in Industrial Engineering from University of Iceland and an MBA degree from Harvard Business School. There are no service contracts between Mr. Sigurdsson and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law.

Sebastiaan Boelen. Mr. Boelen joined Marel as Chief Financial Officer in March 2024. He is a seasoned Chief Financial Officer, with experience working across a number of industries including industrials, food and beverage, and technology and, he has a proven record in supporting businesses deliver enhanced financial performances. Most recently Mr. Boelen spent 4 years at Southern Water where he served as Group Chief Financial Officer. Prior to this, Mr. Boelen held CFO and senior financial roles at Arrow Global, SPI Group and Black & Decker, amongst others. Mr. Boelen attended the Royal Netherlands Naval Academy (officers training) specializing in Operations combined with Information Technology (at Royal Naval College and at Delft University of Technology). He also holds an MBA degree from INSEAD (Fontainebleau, France). There are no service contracts between Mr. Boelen and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law.

David Freyr Oddsson. Mr. Oddsson was appointed as Chief Human Resources Officer in November 2022. He joined Marel in 2011 as the Human Resources Director of the International Sales and Service Network. From 2013 to 2020, he was the Executive Vice President of Human Resources and the Vice President of People and Culture from 2020 to 2022. Before joining Marel, Mr. Oddsson was the Global Head of Human Resources and Corporate Services at Straumur Investment Bank and an HR consultant at Capacent. Mr. Oddsson holds a Cand. Theologius degree from University of Iceland and an MBA degree from Reykjavik University. There are no service contracts between Mr. Oddsson and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law.

Arni Sigurjonsson. Mr. Sigurjonsson was appointed as General Counsel in February 2014. He joined Marel in 2009 as Corporate Legal Counsel. Prior to joining Marel, Mr. Sigurjonsson was Legal Counsel at Straumur Investment Bank and Associate at the Reykjavik-based law firm, Logos. He received his Cand. Jur. degree from the University of Iceland in 2003 and his LL.M. degree in Corporate and Commercial Law from the London School of Economics and Political Science in 2006. Mr. Sigurjonsson has served as President of the Federation of Icelandic Industries (Samtök iðnaðarins) since 2020 and has been a member of the Executive Board of the Confederation of Icelandic Employers (Samtök atvinnulífsins) since 2017.

Sofie Cammers. Mrs. Cammers was appointed Executive Vice President Meat in March 2023. Prior to joining Marel, Mrs. Cammers was a Managing Director at ERIKS. Her previous experience also counts leadership roles at large global companies such as DSM and Covestro. Mrs. Cammers holds a M.Sc. degree in Commercial Engineering from Katholieke Universiteit Leuven, Belgium, and an MBA degree from the University of Chicago, Booth School of Business.

Roger Claessens. Mr. Claessens was appointed Executive Vice President Poultry in September 2019. He has been with Marel and its predecessors since 2001, most recently as Director of Innovation Marel Poultry. Roger has a broad knowledge of poultry processing and innovation, having also served as Field Service engineer and Manager Process Technology for Marel. Mr. Claessens holds an MSc degree in agricultural engineering from Wageningen University.

Vidar Erlingsson. Mr. Erlingsson was appointed Executive Vice President Software Solutions in 2023. He first joined Marel in 2000 and has held various positions with the company including Executive Vice President Innovation from 2014-2020. Mr. Erlingsson was Vice President IT & Digital at Ossur, a leading global provider of mobility solutions, from 2020 - 2022 before rejoining Marel in 2023. Mr. Erlingsson holds a M.Sc. in Electrical and Computer Engineering from the Technical University of Denmark.

Tatiana Gillitzer. Mrs. Gillitzer was appointed Executive Vice President Service in March 2023. Since January 2024 she also leads Marel Global regional organization. Prior to joining Marel Mrs. Gillitzer was CEO of DACH, Central, Northern and Eastern Europe for GEA Group and part of GEA Executive Team. Her previous experience also counts with leadership roles in large multinational companies such as Hoechst AG, Henkel AG &Co KGaA and JBT Corporatiion. Mrs. Gillitzer holds a degree in chemical engineering with major in organic chemistry and a master‘s degree in engineering from UNAL Colombia and ESSEC, an MBA degree from Mannheim University & ESSEC and has completed executive education programs from IESE and IMD.

Jesper Hjortshøj. Mr. Hjortshøj currently holds the position of Executive Vice President Retail and Food Service Solutions and Executive Vice President Wenger Group. Mr. Hjortshøj joined Marel in 2006 and has held a number of different positions within the company, most recently VP Business development and EVP Further Processing. His broad experience in the food industry prior to that include that of manager of Marketing, Product Center and Strategy and Portfolio for Global Innovation at Marel. Mr Hjortshøj holds a BA degree in Communications and Media Science from Aarhus University.

Ivo Rothkrantz. Mr. Rothkrantz joined Marel in 2018 on the Strategy team and was appointed as Executive Vice President Corporate Development in January 2024 leading the Business Functions. Prior to Marel, he worked with large multinational manufacturing companies as management consultant on their strategy and operations challenges. Mr. Rothkrantz holds a M.Sc. in Aerospace Engineering from Delft University of Technology, the Netherlands.

Olafur Karl Sigurdarson. Mr. Sigurdarson was appointed Executive Vice President Fish in 2022. He joined Marel in 2015 as Product Manager and later assumed the roles of Service Director and Innovation Director. Prior to joining Marel Mr. Sigurdarson was a Portfolio Manager at Kaupthing Bank (Arion Bank). Mr. Sigurdarson holds an MBA degree from Reykjavik University and a Diploma in Digital Execution from IMD Business School of Management in Switzerland.

21.2.2	Board of Directors of Marel

The following table presents an overview of the members of the Marel Board as at the date of this Prospectus.

Name	Position

Arnar Þór Másson	Chairman of the Board
Dr. Olafur S. Gudmundsson	Vice-Chairman of the Board
Ann Elizabeth Savage	Board Director
Astvaldur Johannsson	Board Director
Lillie Li Valeur	Board Director
Dr. Svafa Grönfeldt	Board Director
Ton van der Laan	Board Director

Arnar Þór Másson. Mr. Másson was first elected to the Marel Board in 2001. He was elected as Vice-Chairman of the Marel Board in 2013 and as Chairman of the Marel Board in 2021. Mr. Másson is independent advisor and board member. Mr. Másson is currently on the Board of Directors of Síminn, the largest telecom company in Iceland, listed on Nasdaq Iceland, and on the Board of Directors of Íslandshótel, Iceland’s largest hotel chain. Mr. Másson is a member of the University Council of the University of Iceland, a board member of Eignarhlutir ehf., fully owned by the University of Iceland, and is a board member of Festa – Center for Sustainability in Iceland. Mr. Másson was Chief Human Resources and Strategy Officer at Isavia, a company that handles the operations and development of all airports in Iceland. Prior to that, he was an alternate director at the European Bank for Reconstruction and Development (EBRD) in London, an investment and development bank that works primarily with private sector clients in developing economies. Before joining EBRD, Másson worked in the Government Offices in Iceland, first in the Ministry of Finance and later as Director General in the Prime Minister’s Office. There are no service contracts between Mr. Másson and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law. There are no conflicts of interest between Mr. Másson’s duties to Marel and his private interests and or other duties.

Dr. Olafur S. Gudmundsson. Dr. Gudmundsson was first elected to the Marel Board in 2014. He was elected as Vice-Chairman of the Marel Board in 2021. Dr. Gudmundsson is currently the Head of Discovery Pharmaceutics and Analytical Sciences at Bristol-Myers Squibb (BMS), a global biopharmaceutical company. Dr. Gudmundsson is also associated with the graduate program of the Pharmaceutical Chemistry department at Purdue University. Currently, Dr. Gudmundsson is a board member of Eyrir Invest and Noruz. There are no service contracts between Dr. Gudmundsson and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law. There are no service contracts between Dr. Gudmundsson and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law. Gudmundsson is a member of the Board of Directors of Eyrir Invest, Marel’s largest shareholder.

Ann Elizabeth Savage. Mrs. Savage was first elected to the Marel Board in 2013. Mrs. Savage worked for UK meal kit manufacturer and retailer Gousto (SCA Investments Limited) from 2018 to 2022, where she was in an advisory role and headed the Food Technical function. Mrs. Savage previously served as Group Technical Director of Bakkavor and as Governor of Boston College, a college of further education in the UK. There are no service contracts between Mrs. Savage and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law. There are no conflicts of interest between Mrs. Savage’s duties to Marel and her private interests and or other duties. .

Astvaldur Johannsson. Mr. Johannsson was first elected to the Marel Board in 2014. Mr. Johannsson runs Special Projects within Operations at Controlant, a global real-time monitoring software solution provider (IoT) focusing on the pharmaceutical industry. Previously, Mr. Johannsson was a board member of Festi hf., a holding company of five operating companies focusing on investments and support services for its operating companies; Bakkinn vöruhótel, ELKO, Festi Fasteignir, Krónan and N1. Shares in Festi hf. are listed on the Nasdaq Iceland stock exchange. Johannsson’s previous international business experiences include senior management positions within different markets at Össur hf., a global medical devices manufacturer, and leading the international division of Valitor hf., an eCommerce payment solutions and services provider as Executive Director. Previously, Mr. Johannsson served as member of the Executive Team of the IT company Nyherji hf. (currently known as Origo hf.), as Sales and Marketing Director at Penninn retail chain, and as system analyst expert in the IT sector focusing on process design and development. There are no service contracts between Mr. Johannsson and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law. There are no conflicts of interest between Mr. Johannsson’s duties to Marel and his private interests and or other duties.

Lillie Li Valeur. Mrs. Valeur was first elected to the Marel Board in 2020. Mrs. Valeur is currently the CEO of Arla Foods in Germany, she also serves as a member of the Board of Directors of Plus Pack, a multinational Denmark-based packaging company. Mrs. Valeur has served as CEO for Good Food Group and its subsidiaries, and COCIO in Denmark. Over 19 years with Arla Foods, a leading global dairy company, Valeur held several senior management roles, both in Asia and globally, including VP Greater China, VP South-East Asia and VP Global Milk Based Beverages. Mrs. Valeur was a member of the Board of Directors, Remuneration Committee and Science & Innovation Committee of Chr. Hansen, a global Denmark-based bioscience company, listed on Nasdaq Copenhagen from 2020 to 2022; a member of the Board of Directors and Audit Committee of AAK, a global Sweden-based plant-based oils and fats company, listed on Nasdaq Stockholm, from 2013 to 2020 and a member of the Board of Directors of Meda, a European Swedish based specialty pharmaceutical company, from 2015 to 2016. There are no service contracts between Mrs. Valeur and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law. There are no conflicts of interest between Mrs. Valeur’s duties to Marel and her private interests and or other duties.

Dr. Svafa Grönfeldt. Dr. Grönfeldt was first elected to the Marel Board in 2021. Dr. Grönfeldt is a Professor of Practice at the Massachusetts Institute of Technology (MIT). She is a founding member and Faculty Director of MIT’s newest innovation accelerator DesignX, focused on the design and development of technology- and service-based ventures created at MIT. Dr. Grönfeldt is the co-founder of The MET fund, a Cambridge-based seed investment fund. She is the Vice-Chairman of the Board of Directors of Össur hf. (Embla Medical), a global leader in orthopedic solutions since 2008, and member of the Board of Directors of Icelandair hf. since 2019. Within the global life science field, she served as the Chief Organizational and Development Officer of Alvogen and Deputy to the CEO of Actavis Group. She is a former President of Reykjavik University. There are no service contracts between Dr. Grönfeldt and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law. There are no conflicts of interest between Dr. Grönfeldt’s duties to Marel and her private interests and or other duties.

Ton van der Laan. Mr. Van der Laan was first elected to the Marel Board in 2019. He currently serves as Chairman of the Supervisory Board of Royal de Heus, a global feed company, is a non-executive board member of Dümmen Orange, a company active in flower and plant genetics, and a board member of the United Feed Company in Saudi Arabia. Mr. Van der Laan was the Vice-Chairman of the Board of Directors of Rainforest Alliance in New York 2018-2023. Mr. Van der Laan has extensive experience from several executive roles in the food, feed and commodity industries. He is the former CEO of Nidera, a company globally active in financing and distribution of grains and oilseeds. Before that he was responsible as Executive Vice President for Cargill Animal Proteins and Animal Nutrition globally and CEO of Provimi in the Netherlands, one of the global leaders in animal nutrition. Previously, for over 22 years, van der Laan held several executive roles at Unilever, the Anglo-Dutch consumer food company, where he was located in the Netherlands, UK, Czech Republic and Slovakia. He has also served as Managing Director of Philips Domestic Appliances and Personal Care. There are no service contracts between Mr. Van der Laan and Marel (or its subsidiaries) providing for benefits upon termination of employment other than rights arising under applicable law. There are no conflicts of interest between Mr. Van der Laan’s duties to Marel and his private interests and or other duties. The current term of the Marel Board will continue until Marel’s next annual general meeting of shareholders.

The business address of the Marel Board of Directors and the Marel Executive Officers is at Austurhraun 9, Garðabær, Iceland.

21.2.3	Statement on past record

During the past five years, none of the members of the Marel Board or the Marel Executive Officers have been (i) convicted of fraudulent offenses; (ii) directors or officers of companies that have entered into bankruptcy, receivership, liquidation or companies put into administration except as set out immediately below; or (iii) subject to any public incrimination and/or sanctions by statutory regulatory authorities (including designated professional bodies), and have not been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

21.2.4	Statement on conflicts of interests

There are no family relationships among any of the Marel Board or the Marel Executive Officers. Other than as set out in sections 21.2.1 and 21.2.2, none of the members of the Marel Board or the Marel Executive Officers have conflicts of interest with respect to their duties as members of the Marel Board or the Marel Executive Officers or hold positions in other companies which could result in a conflict of interest vis-à-vis such companies, either because the Marel Group or the JBT Group has an equity interest in such company or because the Marel Group or the JBT Group and the company concerned have an ongoing business relationship.

21.2.5	Committees of the Board of Directors of Marel

21.2.5.1	Remuneration Committee

The Remuneration Committee is composed of three board members unless the Marel Board decides otherwise. The majority of the Remuneration Committee shall be independent of the company and possess the knowledge and expertise needed to perform the committee’s tasks. The Remuneration Committee is intended to assist the Marel Board in ensuring that compensation arrangements support the strategic aims of the company and enable the recruitment, motivation and retention of senior executives, while also complying with legal and regulatory requirements. The committee is responsible for ensuring that the performance of the Marel Board and CEO is evaluated annually, and that succession planning within the company is conducted. The current Marel Board decided to appoint three members to the Remuneration Committee as of March 2024: Arnar Þór Másson (Chairman), Lillie Li Valeur and Olafur S. Gudmundsson.

21.2.5.2	Audit Committee

The Audit Committee is composed of at least three board members. Audit Committee members shall be independent from the auditor of the company. The majority of the Audit Committee members shall be independent of the company and its management. At least one member who is independent of both the company and its management shall also be independent of shareholders that hold 10% or more of the total share capital of the company. Members of the Audit Committee shall have qualifications and experience in accordance with the activities of the Audit Committee and at least one member shall have detailed expertise in the field of operation, finance, accounting or auditing. The Audit Committee’s work includes monitoring Marel’s financial reporting process and reviewing financial statements, the effectiveness of the company´s internal controls and risk management systems, monitoring and follow up on capital allocation decisions by the Marel Board, oversight of regulatory compliance and ethics, and the work of the company’s internal and statutory auditors. Members of the Audit Committee from March 2024 are: Svafa Grönfeldt (Chair), Astvaldur Johannsson, Ann Elizabeth Savage and Ton van der Laan. All members are independent of Marel, its auditors and large shareholders.

21.2.5.3	Nomination Committee

The Nomination Committee is composed of three board members unless the board decides otherwise. The majority of the Nomination Committee’s members shall be independent of the company. The main objective of the Nomination Committee is to assist the company’s shareholders in a structured and transparent way, ensuring that the board and its committees consist of directors with the appropriate balance of skills, experience, diversity, independence and knowledge, enabling effective execution of duties and responsibilities. The Nomination Committee assists the board with the process and oversight of board succession planning and identification and nomination of board candidates, as well as members of the board’s sub-committees who can fulfill these requirements. In the process of identifying suitable board candidates the Nomination Committee shall generally solicit the services of internationally recognized advisors to facilitate the search. Members of the Nomination Committee from March 2024 are: Lillie Li Valeur (Chair), Arnar Þóhr Másson and Olafur S. Gudmundsson.

21.2.6	Corporate Governance of Marel

Marel’s corporate governance consists of a framework of principles and rules, based on applicable laws, including its Articles of Association and the Guidelines on Corporate Governance issued in July 2021 by the Iceland Chamber of Commerce, Nasdaq OMX Nordic Iceland and the Confederation of Icelandic Employers, which are accessible on the website of the Iceland Chamber of Commerce. Marel has further established a Code of Conduct.

In general, the company complies with the Guidelines on Corporate Governance, with the following exceptions:

Article 1.3 of the Guidelines concerning Share Registry: Marel is listed in ISK on Nasdaq Iceland and in EUR on Euronext in Amsterdam. In the Netherlands, shares are registered in the account-based electronic securities system operated by Euroclear Nederland, a central securities depository and clearing organization authorized under the Securities Bank Giro Transactions Act. All securities in its depository are registered in the name of Euroclear Nederland. Under Dutch property law governing Euroclear Nederland, the legal title to the shares registered in the name of Euroclear Nederland are owned by all investors collectively, each in proportion to their percentage shareholding. Dutch law further regulates how Euroclear Nederland must afford the investors the rights to the securities in its custody, such as voting rights and rights to dividends. For this reason, Marel is unable to keep a shareholder registry for the EUR shares listed on Euronext in Amsterdam. Marel keeps a shareholder registry for the ISK shares listed on Nasdaq Iceland.

Article 1.5.1 of the Guidelines concerning the appointment of a Nomination Committee: According to the Guidelines, the shareholders’ meeting shall appoint members to the Nomination Committee or decide how they should be appointed. Marel deviates from this provision as the Nomination Committee is a sub-committee of the Board of Directors, and the Marel Board appoints its members. This is in line with the Dutch corporate governance code.

Article 1.5.3 of the Guidelines concerning the appointment of the Marel Board members in the Nomination Committee: As the Nomination Committee is a sub-committee of the Board of Directors, the members of the Nomination Committee are all also members of the Board of Directors. This is in line with the Dutch corporate governance code.

Article 1.5.6 of the Guidelines stating that shareholders’ meetings should determine the role of the Nomination Committee and the manner in which its operation shall be carried out: Marel’s Nomination Committee is a sub-committee of the Board of Directors, and therefore the Marel Board determines its role and the manner in which its operation is carried out. This is in line with the Dutch corporate governance code.

Article 1.5.10 of the Guidelines concerning the Nomination Committee’s request for proposals from shareholders before the company’s Annual General Meeting (AGM): The Nomination Committee consults with the company’s major shareholders on the nomination process as well as engaging professional firms but does not formally request proposals from shareholders. Information on how to contact the Nomination Committee is publicly available on the committee’s website and candidates can make themselves available through this channel. This is line with the Dutch corporate governance code.

No future changes in the board and committees composition or other changes having a material impact on the corporate governance of Marel have been decided by the Marel Board or a shareholders meeting of Marel.

22.  REMUNERATION AND BENEFITS

22.1	Remuneration and Benefits of JBT

The following section contains a description of the compensation paid for the financial year ended 31 December 2023 to the members of the JBT Board and to the JBT Executive Officers.

22.1.1	Compensation of the JBT Executive Officers

The following table presents, in summary form, each of the components of the JBT Executive Officers’ compensation for 2023 and briefly describes the purpose and characteristics of each of these components.

Compensation Component	Base Salary	Management Incentive Plan Awards	Long-Term Incentive Plan Awards
Purpose	Provide a consistent base salary level of compensation	Incentive to drive near-term performance	Incentive to drive long-term performance

Strategic Alignment	Attract and compensate high performing leaders at a competitive level of cash compensation based on level of responsibility, experience and sustained individual performance.	Motivate and reward executives to achieve annual financial, division, and functional performance metrics and objectives important to organisational success.	Focuses executives on the attainment of specific long-term financial performance objectives that are closely aligned with JBT’s strategic and operational plans as well as stock price growth with the relative TSR metric. This approach fosters executive retention by establishing a clear connection between their efforts and the overarching organisational goals.

Target	Fixed Cash Component	Fixed Percentage of Base Salary	Fixed Cash Value Equity Opportunity

Form of Delivery	Cash	Cash	Performance-based RSUs (60%) Time-based RSUs (40%)

Performance Metric	NA	EBITDA, EBITDA Margin, Free Cash Flow Conversion	ROIC, EPS, relative TSR

Performance Scale	NA	BPI: 0% - 250% of target PPI: 0% - 200% of target (Maximum payout opportunity is capped at 200% of target)	Performance-based RSUs 0% - 200% of target

Additional Characteristics	Competitive with JBT’s peer group median (size adjusted)	Designed to reward for meeting or exceeding business (BPI) and personal (PPI) performance measures	Ultimate value depends on JBT’s stock price at the end of the vesting period and performance against pre-established financial goals as well as the relative comparison in stock growth to the S&P 1500 Industrial Machinery index constituents

The following table presents an overview of the compensation paid to the JBT Executive Officers in respect of the financial year ended 31 December 2023:

Name	Salary	Bonus	Stock Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total

Brian A. Deck, President and CEO	921,901 USD	—	3,600,014 USD	1,503,810 USD	150,374 USD	6,176,099 USD
Matthew J. Meister, Executive Vice President and CFO	482,958 USD	—	775,008 USD	482,528 USD	63,079 USD	1,803,573 USD
Robert J. Petrie, Executive Vice President and President, Protein	473,660 USD	—	550,048 USD	407,677 USD	143,751 USD	1,575,136 USD
Luiz “Augusto” Rizzolo, Executive Vice President and President, Diversified Food and Health	433,287 USD	—	499,983 USD	376,054 USD	62,336 USD	1,371,660 USD
James L. Marvin, Executive Vice President, General Counsel and Assistant Secretary	429,984 USD	—	525,016 USD	395,415 USD	70,185 USD	1,420,600 USD

22.1.2	Compensation of the JBT Board

For 2023, each of JBT’s non-employee directors was eligible to receive an annual retainer of $90,000. This annual retainer is structured to provide each non-employee director with the option to receive 0%, 50%, or 100% of the value of the retainer in the form of RSUs, provided a timely election to receive RSUs is made by a non-employee director, and the option to elect to receive any remainder in cash, payable in quarterly installments. RSUs granted as part of the 2023 retainer had a fair market value equal to the deferred amount of the annual retainer on the date of the grant and vest in May 2024. The amount of this annual retainer is allocated among fees earned or paid in cash (column (b)) and stock awards (column (c)) in the director compensation table below based upon the election made by each director. JBT also makes an annual non-retainer equity grant of RSUs to its non-employee directors. In 2023, JBT awarded each of its non-employee directors RSUs with a value of $135,000. These awards will vest in May 2024. Non-employee directors do not receive additional cash remuneration for Board of Directors meetings or committee meetings attended, although committee chairs, and the non-executive Chairman of the Board do receive additional remuneration for these roles, at competitive market levels. For 2023, the chair of the Audit Committee received an additional annual fee of $20,000; the chair of the Compensation Committee received an additional annual fee of $15,000; the chair of the Governance and Sustainability Committee received an additional annual fee of $15,000; and the Chairman of the Board received an additional annual fee of $120,000. Each non-employee director will also receive reimbursement for reasonable incidental expenses incurred in connection with the physical attendance of meetings of the JBT Board and JBT Board committees, certain other JBT events or meetings or continuing education conferences they attend related to their service on the JBT Board.

The following table presents an overview of the compensation awarded or paid to the non-employee members of the JBT Board in respect of the financial year ended 31 December 2023:

Name	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation	Total
Barbara L. Brasier	110,000 USD	135,046 USD	4,759 USD	249,805 USD
C. Maury Devine	105,000 USD	135,046 USD	10,360 USD	250,406 USD
Alan D. Feldman	210,000 USD	135,046 USD	2,208 USD	347,254 USD
Charles L. Harrington	—	225,006 USD	2,724 USD	227,730 USD
Lawrence V. Jackson	45,000 USD	180,026 USD	1,183 USD	226,209 USD
Polly B. Kawalek	15,000 USD	225,006 USD	560 USD	240,566 USD

22.1.3	Benefits

JBT sponsors qualified and nonqualified defined benefit pension plans that together cover many of its U.S. employees. The plans provide defined benefits based on years of service and final average salary. JBT also sponsors a non-contributory plan that provides post-retirement life insurance benefits to some of its U.S. employees. Non-U.S. based employees are eligible to participate in either company-sponsored or government-sponsored benefit plans to which JBT contributes. JBT also sponsors separate defined contribution plans that cover substantially all of its U.S. employees and some non-U.S. employees.

The total amount accrued by JBT to provide for pension amounts to USD 24,200,000. The total amount accrued by JBT to provide for other post-retirement benefits amounts to USD 2,200,000.

22.2	Remuneration and Benefits of Marel

22.2.1	Compensation of the Marel Board and the Marel Executive Officers

The following section contains a description of the compensation paid for the financial year ended 31 December 2023 to the members of the Marel Board and Marel Executive Officers.

Members of Marel Board are not granted stock options. Pension contributions for all board members are part of a defined contribution plan. The following table presents an overview of the compensation paid to the Marel Board in respect of the financial year ended 31 December 2023:

Name	Board fee	Pension contribution
Arnar Þór Másson, Chairman	167,000 EUR	19,000 EUR
Olafur S. Gudmundsson, Vice-Chairman	89,000 EUR	10,000 EUR
Ann Elizabeth Savage, Board Member	63,000 EUR	7,000 EUR
Astvaldur Johannsson, Board Member	63,000 EUR	7,000 EUR
Lillie Li Valeur, Board Member	66,000 EUR	8,000 EUR
Svafa Grönfeldt, Board Member	74,000 EUR	9,000 EUR
Ton van der Laan, Board Member	63,000 EUR	4,000 EUR
Total Board of Directors	585,000 EUR	64,000 EUR

Marel’s AGM in March 2024 approved the following board fees for the term starting 20 March 2024:

	Board of Directors			Audit Committee		Remuneration Committee		Nomination Committee
	Director (Base fee)	Chair	Vice- chair	Chair	Member	Chair	Member	Chair	Member
Fees per annum (EUR)	51,286	153,857	76,928	25,642	13,496	14.170	9,447	8,072	5,381
Ratio to Base fee	1.00	3.00	1.50	0.50	0.26	0.28	0.18	0.16	0.10

Board fees are paid in fixed monthly payments.

The following table presents an overview of the compensation paid to the Marel Executive Officers in respect of the financial year ended 31 December 2023:

Name	Total fixed remuneration	Short term bonus[1]	Extraordinary items	Stock options awarded[2]	Pension contribution[3]
Arni Sigurdsson, CEO (from 07-11-2023)	121,000 EUR	—	75,000 EUR	—	26,000 EUR
Arni Oddur Thordarson, CEO (until 07-11-2023)	761,000 EUR	210,000 EUR	1,062,000 EUR	—	126,000 EUR-
Arni Sigurdsson, Chief Business Officer and Deputy CEO (until 07-11-2023)	447,000 EUR	114,000 EUR	7,000 EUR	286,000 EUR	74,000 EUR
Stacey Katz, CFO	427,000 EUR	71,000 EUR	—	161,000 EUR	64,000 EUR
Linda Jonsdottir, COO	503,000 EUR	104,000 EUR	26,000 EUR	286,000 EUR	82,000 EUR
David Freyr Oddsson, CHRO	325,000 EUR	6,000 EUR	—	118,000 EUR	41,000 EUR

1	Short-term bonus represents bonus paid in the year 2023 for the previous performance year.
2

The granted options during 2023 are valued according to the Black and Scholes option pricing model with the assumptions applied when granted. The options granted in 2023 have a vesting period of 3 years.

3	Pension contributions are part of a defined contribution plan.

On 7 November 2023, it was announced that Arni Oddur Thordarson resigned as CEO and Arni Sigurdsson, CBO and Deputy CEO was appointed interim CEO. On 11 December 2023, it was announced that Arni Sigurdsson was appointed CEO. No other changes to the composition of the executive board took place in 2023.

22.2.2	Benefits

Marel maintains various pension plans covering the majority of its employees. Marel’s pension costs for all employees for the year ended 31 December 2023 were EUR 43.7 million, which included defined contribution plans as well as a pension plan based on a multi-employer union plan.

Marel’s employees in the Netherlands participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”, PME). This plan is determined in accordance with the collective bargaining agreements effective for the industry in which Marel operates. This pension plan is treated as a defined contribution scheme based on the following grounds:

•	it is an industry-wide pension fund, used by Marel in common with other legal entities;

•	under the regulations of the PME, the only obligation for the affiliated businesses towards the PME is to pay the annual premium liability; and

•	the affiliated businesses are under no obligation whatsoever to pay off any deficits the PME may incur, nor do they have any claim to any potential surpluses.

Marel’s employees in Iceland participate in the Icelandic pension system.

As Marel only has a limited defined benefit plan, the company does not have a significant pension provisions on their balance sheet. Only payable amounts to pension funds are reported in other liabilities

23.  OWNERSHIP STRUCTURE AND SHAREHOLDERS

23.1	Ownership structure of JBT

As of 31 March 2024, JBT had approximately 31,830,220 shares of common stock outstanding, with BlackRock, Inc. being JBT’s largest shareholder holding 16.30% of JBT’s Shares as of that date. JBT does not have information on whether the information with respect to BlackRock, Inc. has changed as of the date of this Prospectus.

The table set out below lists the persons known to JBT to beneficially own more than five percent of JBT’s Shares, based on the most recent holdings reported by JBT’s shareholders on Schedule 13G filed with the SEC:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	5,183,478	(2)	16.28%
The Vanguard Group(3) 100 Vanguard Boulevard Malvern, PA 19355	3,492,828	(3)	10.97%

(1)

Percentages are calculated on the basis of the amount of JBT’s outstanding shares (exclusive of treasury shares) plus shares deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act as of 31 March 2024.

(2)

Based on Schedule 13G/A filed with the SEC on 22 January 2024, BlackRock, Inc. reported sole voting power over 5,158,245 of such shares, sole dispositive power over 5,183,478 of such shares and no shared voting power nor shared dispositive power as of 31 December 2023.

(3)

Based on Schedule 13G/A filed with the SEC on 13 February 2024, The Vanguard Group reported shared voting power over 58,805 of such shares, sole dispositive power over 3,399,898 of such shares, shared dispositive power over 92,930 of such shares and no sole voting power as of 29 December 2023.

JBT is not aware of any person, other than a member of the administrative or management bodies who, directly or indirectly, has an interest in the issuer’s capital or voting rights which is notifiable under relevant U.S. laws. JBT’s principal shareholders do not have different voting rights. JBT is not, to its knowledge, directly or indirectly under the control or influence of any party or parties. JBT is not aware of any arrangements that at a subsequent date might result in a change of control of JBT.

For information on the shareholding’s ownership and stock options of the members of the JBT Board and JBT Executive Officers, a reference is made to section 11 “Business of JBT”.

23.2	Ownership structure of Marel

As of 31 December 2023, Marel’s authorized share capital was ISK 771,007,916 shares issued, each assigned one vote with a nominal value of ISK 1.00, and 753,950,271 shares outstanding with 17,057,645 shares held by the company as treasury shares, or 2.21% of issued shares. As of 31 December 2023, Eyrir Invest was Marel’s largest shareholder, holding 24.7% of issued shares. This was followed by holdings from Gildi Pension Fund, Icelandic Pension Fund of Commerce (LIVE) and LSR Pension Fund, each holding more than 5% of Marel Shares.

Marel keeps a share registry for the ISK shares listed on Nasdaq Iceland. Marel Shares listed in EUR on Euronext Amsterdam are registered in the ISK share registry in a custody account in the name of ABN AMRO on behalf of Euroclear Nederland and are beneficially owned by all EUR shareholders proportionally in accordance with Dutch law. Marel is therefore unable to keep a share registry for the EUR shares listed on

Euronext Amsterdam. Marel Shareholders holding ISK shares can therefore have additional shareholding in EUR and Marel Shareholders only holding EUR shares can have up to 5% shareholding without Marel‘s knowledge. No single Marel Shareholder holding shares only in EUR currently exceeds the threshold of 5% of total share capital. Marel Shareholders who hold Marel Shares on Nasdaq Iceland and Euronext Amsterdam have identical voting rights and the same rights to dividends. The free float as of year-end 2023 was 75.3%.

The top ten largest Marel Shareholders as of 31 December 2023 are shown in the table below:

Ten largest Marel Shareholders at year end 2023	Type	Number of shares (million)	In ISK	In EUR	Total
ABN AMRO on behalf of Euroclear(1)	Custody account	236.2	30.6%	—	—
Eyrir Invest hf.(2)	Investment company	98.4	12.8%	11.9%	24.7%
Gildi – Lifeyrissjodur	Pension fund	51.2	6.7%	—	—
The Pension Fund of Commerce	Pension fund	51.0	6.6%	—	—
LSR A & B divisions	Pension fund	41.4	5.4%	—	—
Birta lifeyrissjodur	Pension fund	23.1	3.0%	—	—
Vanguard Funds	Asset management	21.5	2.8%	—	—
Fralsi lifeyrissjodurinn	Pension fund	14.7	1.9%	—	—
Stapi – lifeyrissjodur	Pension fund	11.0	1.4%	—	—
Festa – liferyissjodur	Pension fund	11.0	1.4%	—	—
	Top 10 total	559.5	72.6%
	Others	196.2	25.4%
Marel hf.(3)	Treasury shares	15.3	2.0%	0.2%	2.2%
	Total issued shares	771.0	100.0%

(1)	Custody account in ISK representing all EUR shareholders.
(2)	Eyrir Invest has 24.7% shareholding in Marel. Eyrir Invest has informed Marel it holds 11.9% in EUR that are included in the custody account of ABN AMRO on behalf of Euroclear.
(3)	Of Marel’s treasury shares, 15.3 million shares are in ISK and 1.8 million shares are in EUR and therefore included in the custody account of ABN AMRO on behalf of Euroclear.

Marel is not aware of any person, other than a member of the administrative or management bodies who, directly or indirectly, has an interest in the issuer’s capital or voting rights which is notifiable under Icelandic law. Marel’s principal shareholders do not have different voting rights. Marel is not, to its knowledge, directly or indirectly under the control or influence of any party or parties. Marel is not aware of any arrangements that at a subsequent date might result in a change of control of Marel.

For information on the shareholding’s ownership and stock options of the members of the Marel Board and Marel Executive Officers, reference is made to section 12 “Business of Marel”.

24.  DILUTION

As at 31 March 2024 (being the latest practicable date prior to the publication of this Prospectus), JBT had 120,000,000 JBT Shares authorized, 31,861,680 JBT Shares issued and 31,830,220 JBT Shares outstanding. As at the date of this Prospectus there were no shares of JBT Preferred Stock outstanding.

As at the date of this Prospectus, Marel’s authorized share capital is ISK 771,007,916, represented by 771,007,916 shares issued, each assigned one vote with a nominal value of ISK 1.00, and 753,950,271 shares outstanding with 17,057,645 shares held by the company as treasury shares.

In the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares, subject to the proration provisions, as applicable, described in this Prospectus. Accepting Marel Shareholders can choose to receive JBT Offer Shares listed on either the NYSE or Nasdaq Iceland (subject to the approval of the JBT Offer Shares being listed on Nasdaq Iceland), and if no explicit selection is made, Accepting Marel Shareholders will receive JBT Offer Shares listed on the NYSE. The Offer is conditioned upon, among other things, holders of at least 90% of the issued and outstanding share capital and voting rights of Marel tendering their shares in the Offer (which percentage may be lowered by JBT in its sole discretion, but which will not be reduced below 80% without Marel’s consent).

Upon the Offer Closing Time, and assuming that all of the outstanding Marel Shares are tendered into the Offer, it is expected that JBT Stockholders as of immediately prior to the completion of the Transaction will hold approximately 62% of the outstanding JBT Shares after giving effect to the issuance of JBT Offer Shares in connection with the Offer, and Marel Shareholders as of immediately prior to the completion of the Transaction will hold approximately 38% of the aggregate outstanding JBT Shares after giving effect to the issuance of JBT Offer Shares in connection with the Offer. Consequently, JBT Stockholders, as a group, and Marel Shareholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in JBT and Marel, respectively. In particular, Marel Shareholders, as a group, will have less than a majority of the ownership and voting power of JBT post-Transaction and, therefore, will be able to exercise less collective influence over the management and policies of JBT than they currently exercise over the management and policies of Marel.

The aggregate number of JBT Offer Shares that JBT will issue in connection with the Transaction will exceed 20% of both the voting power and the number of shares of common stock outstanding before such issuance.

On 22 November 2023, JBT’s last trading day before the public announcement of JBT’s submission of a non-binding initial proposal to the Marel Board, the JBT Offer Shares closed on the NYSE at USD 106.68. On 23 November 2023, Marel’s last trading day prior to such announcement, Marel Shares closed on Nasdaq Iceland at ISK 350.00 and Euronext Amsterdam at EUR 2.26. On 18 June 2024, the JBT Offer Shares closed on the NYSE at USD 100.53, and on 18 June 2024, the Marel Shares closed on Nasdaq Iceland at ISK 490.00 and on Euronext Amsterdam at EUR 3.29. The Offer Price offered by the Offeror to Marel Shareholders is EUR 3.60 per share (based on a reference price per JBT Offer Share of $96.25).

25.  RELATED PARTY TRANSACTIONS OF JBT

25.1	Transactions with Related Persons

Except as set out below, JBT has not undertaken any significant transactions with related parties in the last three financial years.

During 2023, JBT was not a participant in any transaction or series of related transactions, material to the issuer (defined as having the amount involved exceed $120,000) in which any “related person” had or will have a material interest. A “related person,” in this regard, is defined as any person who was in any of the following categories since the beginning of 2021:

•	any of JBT’s directors or executive officers;

•	any nominee for director;

•

any immediate family member of any of JBT’s directors or executive officers or any nominee for director, with immediate family member including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law and any person (other than a tenant or an employee) sharing the household of a director or executive officer or a nominee for director;

•	a security holder beneficially owning more the five percent of JBT Shares; or

•	any immediate family member of such a security holder.

Under its charter, JBT’s Audit Committee is responsible for reviewing and approving any transactions with “related persons.” All of JBT’s non-employee directors and executive officers are subject to JBT’s Code of Business Conduct and Ethics. JBT’s Code of Business Conduct and Ethics provides that each of JBT’s employees and directors is expected to avoid engaging in activities where their personal interests conflict with, or have the appearance of conflicting with, JBT’s interests. Personal interests that may give rise to conflicts of interest include commercial, industrial, banking, consulting, legal, accounting, charitable and financial relationships, and may also arise when a director or employee receives personal benefits outside of the compensation or reimbursement programs approved by the Board of Directors. These requirements also extend to immediate family members of employees and directors.

Suspected violations of JBT’s Code of Business Conduct and Ethics, including potential conflicts of interest, must be reported to the chairman of the JBT Board, if the suspected violation involves a director, or to the General Counsel, if the suspected violation involves an executive officer (or to the chairman of the JBT Board if the suspected violation involves the General Counsel), or reported to JBT’s employee hotline. The chairman of the JBT Board or the General Counsel, as applicable, will discuss the matter with the chairman of the JBT Board, or the chair of the Audit Committee, as appropriate, for evaluation and appropriate resolution. Reports made to JBT’s employee hotline will be reported to the JBT Board, or the Audit Committee, which will have the responsibility for determining if there is a conflict of interest and, if so, how to resolve it without compromising the best interests of us and JBT Stockholders. Under JBT’s Corporate Governance Guidelines, directors must disclose to the JBT Board any potential conflict of interest they may have with respect to a matter under discussion and, if appropriate, recuse themselves and not participate in the discussion or voting on a matter on which they may have a conflict. JBT’s Code of Business Conduct and Ethics also prohibits any employee or director receiving personal benefits (including for the benefit of family members or friends) from business opportunities that are discovered through the use of JBT’s property, information or position with JBT without the prior consent of the JBT Board. No employee or director may use corporate property, information or position with JBT for improper personal gain, or may compete with us, directly or indirectly. JBT’s Code of Business Conduct and Ethics may be reviewed on JBT’s website under Corporate Governance at https://ir.jbtc.com/leadership/board-of-directors/. The information included on or accessible through JBT’s website does not form part of this Prospectus unless that information is incorporated by reference into this Prospectus. A waiver of any provision of JBT’s Code of Business Conduct and Ethics for a director or an executive officer may only be made by the JBT Board, or a committee appointed by the JBT Board, and will be promptly disclosed to the extent required by law, including the rules, regulations or listing standards of the SEC and the NYSE. In addition to the foregoing ethics policy, the Governance and Sustainability Committee periodically reviews all commercial business relationships that exist between JBT and companies with which its directors are affiliated in order to determine if non-employee members of the JBT Board are independent under the rules of the NYSE. The Governance and Sustainability Committee also reviews the request of any JBT Board member wishing to join a public-company or private for-profit board, while serving on the JBT Board.

JBT is a party to agreements to lease manufacturing facilities from entities owned by certain of the company’s employees who were former owners or employees of acquired businesses. As of 31 December 2023, the operating lease right-of-use asset and the lease liability related to these agreements is $3.5 million and $3.7 million, respectively.

In 2023, JBT acquired a non-controlling interest in InnospeXion ApS, a manufacturer of x-ray technology. JBT purchases equipment, aftermarket parts, and services from InnospeXion ApS. Purchases of equipment, aftermarket parts, and services from INX were not material during the year ended 31 December 2023.

Other than as set forth above, JBT has not had significant transactions with the members of the JBT Board or the JBT Executive Officers during the financial years ended 31 December 2021, 2022 and 2023, apart from remuneration.

For information on the remuneration paid to the members of the JBT Board and to the JBT Executive Officers, see section 22 “Remuneration and Benefits”. For information on the shareholdings and stock options of the members of the JBT Board and JBT Executive Officers, see section 11 “Business of JBT”.

26.  RELATED PARTY TRANSACTIONS OF MAREL

26.1	Transactions with Related Persons

Except as set out below, Marel has not undertaken any significant transactions with related parties in the last three financial years. Related party transactions are for the purposes of this Section 26 defined in accordance with IFRS as adopted by the EU.

At 31 December 2023 and 31 December 2022, there are no loans to the members of the Marel Board and the CEO. In addition, there were no transactions carried out (purchases of goods and services) between the Marel Group and members of the Marel Board nor the CEO in the years ended 31 December 2023 and 2022.

At 31 December 2023 and 31 December 2022, there were no loans to the members of the Marel Board, the CEO or other members of Marel’s executive board. In addition, there were no transactions carried out (purchases of goods and services) between the Marel Group and members of the Marel Board, the CEO nor other members of Marel’s executive board in the years ended 31 December 2023 and 2022.

Marel has not had significant transactions with the members of the Marel Board or the Marel Executive Officers during the financial years ended 31 December 2021, 2022 and 2023, apart from remuneration.

For information on the remuneration paid to the members of the Marel Board and to the Marel Executive Officers, see section 22 “Remuneration and Benefits”. For information on the shareholdings and stock options of the members of the Marel Board and Marel Executive Officers, see section 12 “Business of Marel”.

27.  DESCRIPTION OF THE SHARES AND THE SHARE CAPITAL

27.1	Description of the Marel Shares

The description contained in this section 27.1 “Description of the Marel Shares” is a general description of the Marel Shares.

As of 31 December 2023, Marel´s authorized share capital was ISK 771,007,916, represented by 771,007,916 shares issued, each assigned one vote with a nominal value of ISK 1.00, and 753,950,271 shares outstanding with 17,057,645 shares held by the company as treasury shares, or 2.21% of issued shares. Marel Shareholders who hold shares in Marel on Nasdaq Iceland and Euronext Amsterdam have identical rights, including voting rights and rights to dividends.

From time to time, Marel purchases its own shares in the market. Treasury shares purchased by Marel are intended to be used for issuing stock options and as payment for potential future acquisitions. Buy and sell decisions are taken by the Marel Board. Based on a motion approved in the Annual General Meeting of Marel Shareholders on 20 March 2024, the Marel Board can purchase up to 10% of Marel’s own shares through a formal buy-back program or for making a public offer so shareholders, provided that the offer to participate in such transactions is treated in a non-discriminatory manner. Requirements pursuant to Article 55 of the Icelandic Companies Act No. 2/1995 need to be taken into consideration when own shares are purchased on the basis of this authorization. This authorization is effective for 18 months following the motions approval. In 2023, Marel used 1.2 million treasury shares (EUR 2.7 million) to fulfill obligations of a share-based compensation program granted to the Wenger employees, as agreed during the acquisition of Wenger, and to fulfill obligations of stock option agreements to Marel employees. At the end of 2023, Marel held 17.1 million treasury shares.

On 20 March 2024 Marel’s AGM renewed an authorization to Marel Board to increase share capital by up to ISK 75,000,000 nominal value by issuing new shares. The Marel Board shall determine details of the price of shares and terms of sale. Shareholders waive their pre-emptive rights, as provided for in Art. 34 of Act No. 2/1995 on Public Limited Companies provided that the new shares will be used in relation to acquisition of new businesses or strategic investments and that the price for the new shares will not be lower than 10% under the average closing price of shares in Marel five days immediately preceding the sale as reported on the regulated markets where Marel’s shares are listed. The new shares shall be used as payment in relation to acquisition of new businesses or strategic investments or sold through an offering managed by a financial institution. There are no restrictions on trading in the new shares. These new shares shall be of the same class and bear the same rights as other shares in the company. They shall confer rights in Marel as of the date the increase in share capital is registered. The Marel Board may decide to have subscribers pay for the new shares in part or in full by other means than cash payment. This authorization is valid for 18 months from the date of its adoption, insofar as it has not been utilized prior to that time.

Stock options

Stock options are granted to management and selected employees. Total granted and unexercised stock options at the end of the year 2023 were 23.5 million shares (2022: 23.1 million shares), of which 4.6 million are exercisable at the end of 2023 (2022: 6.2 million) and the remainder will vest in the years 2024 to 2026.

On 16 March 2022, Marel’s Annual General Meeting (AGM) approved a new stock option scheme, where up to 25 million shares may be granted as stock options and be in effect at any time under the scheme. If any stock options lapse prior to their vesting date, new stock options may be granted instead. Any options that had not been granted under an identical stock option scheme approved at the 2019 AGM became invalid once the 2022 scheme went into effect. At Marel’s 2014 AGM, Marel Shareholders authorized the Marel Board to increase the company’s share capital by 35 million shares to fulfill stock option agreements. This authorization was valid for five years following its adoption. It was renewed at the company’s 2019 AGM and again in the AGM 20 March 2024 and it applies for five years from its adoption.

Stock options are granted to management and selected employees in strategic positions. The exercise prices of options granted are originally the same as the market price at the date of each granting. The exercise prices are adjusted afterwards according to dividend per share when paid, i.e. the exercise prices are lowered by the same amount as the paid dividend per share (cent against cent). The option holders in Marel’s senior leadership are required to hold shares, corresponding to the net profit gained from the options (after tax) until the following holding requirements are reached, measured in total share value owned as a multiple of annual base salary: CEO three times, other members of the executive board two times, and other members in Marel’s senior leadership, as decided by the executive board, one time. Options are conditional on the employee completing particular periods’/years’ service (the vesting period). Marel has no legal or constructive obligation to repurchase or settle the options in cash. Regarding the outstanding stock options at 31 December 2023, the average exercise price per share was EUR 4.450 per share and the stock options were 23,491,000. Exercisable stock options at 31 December 2023 were 4,560,000.

Share Capital Development

From 1 January 2021 to the date of this Prospectus, Marel’s share capital has been ISK 771,007,916.

27.2	Description of the JBT Shares

The description contained in this section 27.2 “Description of the JBT Shares” is a general description of the JBT Offer Shares.

As of 31 March 2024, the authorized share capital of JBT was 120,000,000 JBT Shares and 20,000,000 shares of JBT Preferred Stock, each with a par value of $0.01. As of 31 March 2024, there were 31,861,680 JBT Shares issued, and 31,830,220 JBT Shares outstanding. As of 31 December 2023, there were 31,861,680 JBT Shares issued, and 31,789,698 JBT Shares outstanding and no shares of JBT Preferred Stock issued and outstanding. As of 31 December 2022, there were 31,861,680 JBT Shares issued, and 31,803,721 JBT Shares outstanding and no shares of JBT Preferred Stock issued and outstanding. The JBT Shares have been fully paid and are denominated in US dollars. Common stock held in treasury at cost was 31,460 shares and 71,982 shares as of 31 March 2024 and 31 December 2023, respectively. The approximate dollar value of JBT Shares that may still be purchased under JBT’s current share repurchase plan, which was authorized by the JBT Board on 1 December 2021 and is set to expire on 31 December 2024, is $17,200,000.

The holders of JBT Shares are entitled to one vote per share on all matters to be voted upon by JBT Stockholders. Subject to preferences that may be applicable to any outstanding shares of JBT Preferred Stock, the holders of JBT Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the JBT Board out of funds legally available for that purpose. In the event of JBT’s liquidation, dissolution or winding-up, JBT Stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the JBT Preferred Stock, if any, then outstanding. The holders of JBT Shares have no preemptive or similar subscription rights or conversion rights. There are no redemption or sinking fund provisions applicable to JBT Shares.

The JBT Board has the authority, without action by JBT Stockholders, to designate and issue JBT Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the JBT Shares. It is not possible to state the actual effect of the issuance of any shares of JBT Preferred Stock upon the rights of holders of JBT Shares until the JBT Board determines the specific rights of the holders of JBT Preferred Stock. However, the effects might include, among other things:

•	restricting dividends on JBT Shares;

•	diluting the voting power of JBT Shares;

•	impairing the liquidation rights of JBT Shares; or

•	delaying or preventing a change-in-control of JBT without further action by JBT Stockholders.

On 1 December 2021, the JBT Board authorized a share repurchase program for up to $30 million of common stock, beginning on 1 January 2022 and continuing through 31 December 2024. JBT intends to fund repurchases through cash flows generated by JBT’s operations. The amount and timing of share repurchases are based on a variety of factors. Important factors that could cause JBT to limit, suspend or delay their stock repurchases include unfavorable market conditions, the trading price of JBT Shares, the nature of other investment opportunities presented to JBT from time to time, the ability to obtain financing at attractive rates, the availability of U.S. cash and restrictions imposed by U.S. securities regulations. Repurchases of JBT Shares will reduce the number of outstanding JBT Shares and might incrementally increase the potential for volatility in JBT Shares by reducing the potential volumes at which JBT Shares may trade in the public market. JBT Shares may be purchased from time to time in open market transactions, subject to market conditions. Repurchased shares become treasury shares, which are accounted for using the cost method and are intended to be used for future awards under JBT’s Incentive Compensation Plan.

Private Placement Convertible Notes, Hedge Transactions and Warrants: Potential Dilutive Impact on Common Stock

On 28 May 2021, JBT closed its Notes Offering. The Notes mature on 15 May 2026 unless earlier converted, redeemed or repurchased. The initial conversion rate of the Notes is 5.8958 JBT Shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $169.61 per share. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain specified events.

In conjunction with the issuance of the Notes, JBT entered into the Hedge Transactions with certain of the initial purchasers of the Notes and/or other financial institutions. The Hedge Transactions cover, subject to anti-dilution adjustments, approximately 2.4 million JBT Shares. These are the same number of shares initially underlying the Notes, at a strike price of $169.61, subject to customary adjustments. The Hedge Transactions expire upon the maturity of the Notes, subject to earlier exercise or termination. In addition, concurrently with entering into the Hedge Transactions, JBT separately entered into privately-negotiated Warrant Transactions whereby JBT sold Warrants to acquire, subject to anti-dilution adjustments, 2.4 million JBT Shares at an initial strike price of $240.02 per share. The Warrants expire in August 2026.

The Hedge Transactions are expected generally to reduce the potential dilution upon conversion of the Notes and/or offset any cash payments JBT is required to make in excess of the principal amount of converted Notes, as the case may be, in the event that the market price per JBT Share, as measured under the terms of the Hedge Transactions, is greater than the strike price of the Hedge Transactions, which initially corresponds to the conversion price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes. If, however, the market price per JBT Share, as measured under the terms of the Warrants, exceeds the strike price of the Warrants, there would nevertheless be dilution to the JBT Shares to the extent that such market price exceeds the strike price of the Warrants unless, subject to the terms of the Warrants, JBT elects to cash settle the Warrants.

Share Capital Development

From 1 January 2021 to the date of this Prospectus, the diluted weighted average shares outstanding of JBT has been 32.0 million.

27.3	Information concerning the Shares to be Admitted to Trading

Pursuant to the terms of the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 JBT

Offer Shares, subject to the proration provisions, as applicable, described in this Prospectus. Accepting Marel Shareholders can choose to receive JBT Offer Shares listed on either the NYSE or Nasdaq Iceland (subject to the approval of the JBT Offer Shares being listed on Nasdaq Iceland), and if no explicit selection is made, Accepting Marel Shareholders will receive JBT Offer Shares listed on the NYSE.

The newly issued JBT Offer Shares to be listed on Nasdaq Iceland to be delivered as stock consideration in accordance with the above will be shares of common stock of JBT with a par value of $0.01 per share, delivered in registered form, book-entered in the Nasdaq Iceland securities system, under a ticker symbol and ISIN to be determined prior to the closing of the Offer.

The issuing of JBT Offer Shares to be delivered to Marel Shareholders as stock consideration in accordance with the above is subject to the approval of the Special Meeting of JBT Stockholders, which will be held virtually by live webcast on a date and time unknow at this time. Assuming a quorum will be present at the Special Meeting, approval of the Share Issuance Proposal requires the affirmative vote of a majority of the JBT Shares present in person or represented by proxy at the Special Meeting of JBT Stockholders and entitled to vote on the matter.

The expected issue date of the shares is unknown at this time.

The offeror of JBT Offer Shares is the Offeror, having its seat in Rotterdam, the Netherlands, address at Deccaweg 32, 1042 AD Amsterdam, the Netherlands and registered with the Dutch Trade Register under no. 63675013.

27.3.1	Currency of the JBT Offer Shares

The JBT Offer Shares issued in connection with the Offer and submitted for listing on Nasdaq Iceland will be denominated in ISK. The par value of the JBT Offer Shares to be listed on Nasdaq Iceland will be determined prior to the closing of the Offer. Other JBT Offer Shares will remain listed on the NYSE, where they are and will be expressed in U.S. dollars.

27.3.2	Legislation under which the JBT Offer Shares will be created

After completion of the Transaction (or, as applicable, the post-completion reorganization), Delaware law, the JBT Charter and the JBT Bylaws will govern the rights of all JBT Stockholders, including Marel Shareholders who acquired JBT Offer Shares in the Offer. JBT must also comply with NYSE rules, which will apply so long as JBT Shares remains listed on the NYSE.

Anti-Takeover Effects of Provisions of Delaware Law and the JBT Charter and the JBT Bylaws

Some provisions of Delaware law and the JBT Charter and the JBT Bylaws could make the following more difficult:

•	acquisition of JBT by means of a tender offer;

•	acquisition of JBT by means of a proxy contest or otherwise; or

•	removal of JBT’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of JBT to first negotiate with the JBT Board. JBT believes that the benefits of increased protection gives them the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure JBT and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Law

The JBT Charter subjects JBT to Section 203 of the DGCL.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Charter; Bylaws

The JBT Charter and the JBT Bylaws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of undesignated JBT Preferred Stock makes it possible for the JBT Board to issue JBT Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of JBT. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of JBT’s management.

Size of Board and Vacancies. The JBT Charter provides that the number of directors on the JBT Board will be fixed exclusively by the JBT Board. Newly created directorships resulting from any increase in the authorized number of directors of JBT or any vacancies in the JBT Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of the remaining directors in office.

Elimination of Stockholder Action by Written Consent. The JBT Charter prohibits JBT Stockholders from acting by written consent without a meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The JBT Bylaws establish advance notice procedures with respect to proposals by JBT Stockholders and nomination of candidates for election as directors other than nominations made by or at the direction of the JBT Board or a committee of the JBT Board.

Classified Board of Directors. Prior to the 2026 Annual Meeting, the board of directors of the combined company will be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. Directors elected at the 2023 Annual Meeting will serve out their three-year terms, and they and any successors will stand for re-election to a one-year term at the 2026 Annual Meeting; directors elected at the 2024 Annual Meeting were re-elected to a two-year term, and they and any successors will stand for re-election to a one-year term at the 2026 Annual Meeting; and directors with terms expiring at the 2025 Annual Meeting will serve out the remainder of their current terms, and they and any successors will stand for re-election to a one-year term at the 2025 Annual Meeting. Commencing with the 2026 Annual Meeting and at all subsequent annual meetings of JBT Stockholders, all directors will be elected for a term of office to expire at the next succeeding annual meeting of JBT Stockholders, with each such director to hold office until their successor will be elected and qualified, or their earlier death, resignation, retirement, disqualification or removal from office, and there will no longer be any director class designation.

No Cumulative Voting. The JBT Charter and JBT Bylaws do not provide for cumulative voting in the election of directors.

Stockholder Meetings. Under the JBT Bylaws, only the JBT Board may call special meetings of JBT Stockholders.

Amendments of Certificate of Incorporation Provisions. The amendment of certain provisions in the JBT Charter would require approval by holders of at least 80% of JBT Shares.

Amendments to the JBT Bylaws. The JBT Charter and the JBT Bylaws provide that the JBT Bylaws may only be amended by the vote of a majority of the whole JBT Board or by the vote of holders of at least 80% of the outstanding shares of JBT entitled to vote generally in the election of directors (the “JBT Voting Stock”).

27.3.3	Rights attached to the JBT Offer Shares

27.3.3.1	Dividend rights

Section 170 of the DGCL provides that (a) the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either: (1) out of its surplus, as defined in and computed in accordance with Sections 154 and 244 of the DGCL; or (2) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The JBT Bylaws provide that the JBT Board may from time to time declare, and JBT may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the JBT Charter.

27.3.3.2	Voting rights

Except as otherwise provided by law or by the resolution or resolutions adopted by the JBT Board designating the rights, powers and preferences of any series of JBT Preferred Stock, the JBT Shares shall have the exclusive right to vote for the election of directors and for all other purposes. Each JBT Share shall have one vote, and the JBT Shares shall vote together as a single class.

Each JBT Stockholder of record entitled to vote at any meeting may do so in person or by proxy appointed by instrument in writing (or in such manner prescribed by the DGCL), subscribed by such JBT Stockholder or his duly authorized attorney in fact, and filed with the secretary of JBT.

27.3.3.3	Pre-emption rights in offers for subscription of securities of the same class

JBT Stockholders do not have preemptive or similar subscription rights.

27.3.3.4	Right to share in the issuer’s profits

JBT Stockholders do not have rights under the JBT Charter to share in the profits of JBT; however, the JBT Board may from time to time declare, and JBT may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the JBT Charter.

27.3.3.5	Rights to share in any surplus in the event of liquidation

In the event of JBT’s liquidation, dissolution or winding-up, JBT Stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of JBT Preferred Stock, if any, then outstanding.

27.3.3.6	Redemption provisions

There are no redemption or sinking fund provisions applicable to the JBT Shares.

27.3.3.7	Conversion provisions

JBT Stockholders do not have conversion rights.

27.3.4	Restrictions on transferability of the JBT Shares

No restrictions on transferability of the JBT Shares apply.

27.3.5	Memorandum and Articles of Association

This section of the Prospectus includes a description of the material terms of the JBT Charter and of the Marel Articles of Association. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the JBT Charter and the Marel Articles of Association. A copy of the JBT Charter is available for inspection at JBT’s website, www.jbtc.com, and a copy of the Marel Articles of Association is available for inspection at Marel’s website, www.marel.com.

27.3.5.1	The Marel Articles of Association

The Marel Articles of Association in their current form were adopted on 2 March 2024. Amendments to the Marel Articles of Association can only be made at duly constituted shareholders’ meetings, by approval of at least 2/3 of votes cast, and of shareholders who control at least 2/3 of the shares represented at the meeting. The Marel Articles of Association are registered with the Icelandic Company Register.

Marel’s purpose, as defined in the Marel Articles of Association, is the development, design, manufacture, purchase, and sale of electronic devices, software, and related equipment, both domestically and internationally, as well as to provide associated services and operations. Furthermore, management of real estate purchase and sale of securities and ownership of subsidiaries.

No special rights are attached to any share in the company.

Shareholders have the right to sell their shares without any restraints. Shareholders have pre-emptive rights to increase in share capital in proportion to their registered shareholding. Exceptions can be made as per legal provisions. More specifically, a shareholders’ meeting may, if approved by a minimum of two-third of the votes cast and also the approval of shareholders controlling at least two-third of the share capital in respect of which votes are wielded at the shareholders’ meeting, decide to deviate from the abovementioned pre-emption rule provided that shareholders are in no way treated with discrimination. A shareholders’ meeting can, however, not decide upon a more extensive deviation from shareholders’ right to subscription than that is specified in the call to the meeting without the approval of those shareholders who are subject to an abridgement of their right of subscription. Otherwise, no provisions having the effect of delaying, deferring or preventing a change in control apply.

27.3.5.2	The JBT Charter and the JBT Bylaws

JBT was incorporated as a corporation under the laws of Delaware for the purpose of engaging in any lawful act or activity for which corporations may be organized and incorporated under the DGCL. The JBT Charter and the JBT Bylaws, in addition to Delaware law, govern the rights of all JBT Stockholders, including Marel Shareholders who acquire JBT Offer Shares in the Offer. For additional information on JBT Shares, JBT Preferred Stock, Delaware law and the JBT Charter and JBT Bylaws, see sections 27.2 “Description of the JBT Shares” and 27.3.2 “Legislation under which the JBT Offer Shares will be created”.

27.4	Comparison of Shareholder Rights

This section describes the material differences between the rights of JBT Stockholders (which will be the rights of JBT Stockholders, including Marel Shareholders who receive JBT Offer Shares, upon consummation of the Transaction) and Marel Shareholders. The differences between the rights of JBT Stockholders and Marel Shareholders result from the differences among Delaware and Icelandic law and the respective governing documents of JBT and Marel.

This section does not include a complete description of all differences among the rights of JBT Stockholders and Marel Shareholders, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. All JBT Stockholders and Marel Shareholders are urged to carefully read the relevant provisions of the DGCL, the Icelandic Act on Public Limited Liability Companies no. 2/1995, the JBT Charter, the JBT Bylaws and the Marel Articles of Association. It is possible the JBT Charter and the JBT Bylaws will change following the completion of the Transaction.

JBT Stockholders	Marel Shareholders
Authorized Equity Interests

Common Stock. JBT is authorized to issue up to 120,000,000 JBT Shares. As of 31 March 2024, there were 31,830,220 JBT Shares outstanding.

Preferred Stock. JBT is authorized to issue up to 20,000,000 shares of JBT Preferred Stock. As of 31 March 2024, there were no shares of JBT Preferred Stock outstanding.

The Marel Board is authorized, according to the Marel Articles of Association, to increase its share capital by up to ISK 75,000,000 nominal value by issuing new shares. As of 31 March 2024, the share capital of Marel amounts to ISK 771,007,916.

Rights of Preferred Stock
The JBT Board is authorized by resolution or resolutions to fix the voting powers and dividends, if any, designations, powers, preferences, and the relative, participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of any unissued series of JBT Preferred Stock; and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding).	Not applicable.

Dividends

Section 170 of the DGCL provides that the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either: (i) out of its surplus, as defined in and computed in accordance with Sections 154 and 244 of the DGCL; or (ii) in case there will be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The JBT Bylaws provide that the JBT Board may from time to time declare, and JBT may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the JBT Charter.

Distributions to shareholders may not be made under Icelandic laws unless the distribution is made in accordance with the rules relating to the allocation of dividends, is a refund owing pursuant to a reduction of share capital or reserve fund, or is made on the dissolution of a company. It is only permissible to distribute profit in accordance with approved annual accounts for the immediate past financial year, profit brought forward from previous years and available reserves after deducting unmet losses and the monies which must legally be allocated to a reserve fund or for other uses.

A shareholders’ meeting will decide the allocation of a dividend after the board of directors has submitted a proposal in that respect. Shareholders may not decide to distribute a larger dividend than the board of directors has proposed or approved.

JBT Stockholders	Marel Shareholders
Annual Meeting of Stockholders
The JBT Charter and JBT Bylaws provide that the annual meeting of the JBT Stockholders will be held on such date and at such time as may be fixed by resolution of the JBT Board. At the annual meeting, JBT Stockholders will elect directors and transact such other business as properly may be brought before the meeting.

Under the Marel Articles of Association, the annual general meeting of Marel will be held within eight months from the end of each financial year. The annual general meeting will be announced with a minimum of three weeks’ notice, unless Marel Shareholders have approved shorter notices as provided for and with the relevant conditions stipulated under Icelandic laws.

The annual general meeting will take decisions relating to, inter alia, the election of board of directors and auditors as well as deciding the remuneration to the members of the board of directors, the dissolution of a company, a share capital increase, unless the board of directors has been authorized to exercise that right by a meeting of the shareholders, reduction of share capital, amendments to the company’s articles of association and the confirmation of the annual accounts as well as deciding how the company’s profit or loss during the financial year will be handled.

Special Meetings of Stockholders
The JBT Charter and JBT Bylaws provide that, subject to the rights of the holders of any series of JBT Preferred Stock with respect to such series of JBT Preferred Stock, special meetings of JBT Stockholders may be called only by the JBT Board. Any power of JBT Stockholders to call a special meeting is specifically denied. No business other than that stated in the notice of the special meeting will be transacted at any special meeting.	The Marel Board will call a shareholders’ meeting when deemed necessary or when elected auditors or shareholders that control at least 1/20 of all Marel Shares make a written request to that effect, stating the subject matter of the proposed meeting. A shareholders’ meeting will be announced with a minimum of three weeks’ notice, unless Marel Shareholders have approved shorter notices as provided for and with the conditions stipulated under Icelandic laws.

Voting Rights

Except as otherwise provided by law or by the resolution or resolutions adopted by the JBT Board designating the rights, powers and preferences of any series of JBT Preferred Stock, the JBT Shares will have the exclusive right to vote for the election of directors and for all other purposes. Each JBT Share will have one vote, and the JBT Shares will vote together as a single class.

Each JBT Stockholder of record entitled to vote at any meeting may do so in person or by proxy appointed by instrument in writing (or in such manner prescribed by the DGCL), subscribed by such JBT Stockholder or his duly authorized attorney in fact, and filed with the secretary of JBT.

At shareholders’ meetings in Marel, one vote will accompany each share in Marel.

JBT Stockholders	Marel Shareholders
Stockholder Action by Written Consent
Under the JBT Charter and the JBT Bylaws, any action required or permitted to be taken by JBT Stockholders may be effected only at a duly called annual or special meeting of JBT Stockholders and may not be effected by a written consent or consents by JBT Stockholders in lieu of such a meeting.

Under Icelandic laws, shareholders will exercise their powers at a lawfully convened meeting of the shareholders, which is the highest authority regarding all matters of a company.

If the Marel Board considers it feasible to give shareholders the opportunity to participate in shareholders’ meetings using electronic means, shareholders will be given the opportunity to vote on proposals or participate in allotting through the mail.

Quorum and Adjournment

Except as otherwise provided by law, the JBT Charter or the JBT Bylaws, the holders of a majority of the outstanding shares of JBT Voting Stock, present in person or represented by proxy, will constitute a quorum at a meeting of the JBT Stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series will constitute a quorum of such class or series for the transaction of such business.

The presiding officer of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The JBT Stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough JBT Stockholders to leave less than a quorum.

The shareholders present in person or by proxy at the general meeting of shareholders constitute a quorum. A shareholders’ meeting is legally constituted if lawfully convened, regardless of how many persons attend it.

If shareholders controlling a minimum of a third of the share capital so require in writing at an annual general meeting, decisions on matters relating to (i) the confirmation of the annual accounts and (ii) allocation of the company’s profits will be deferred until an extended annual general meeting which will be held at the earliest one month and at the latest two months later.

Required Vote

When a quorum is present, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter will be the act of the JBT Stockholders, unless the matter to be acted upon is one which by express provision of law, the JBT Charter or the JBT Bylaws requires a larger or different vote, in which case such express provision will govern and control the decision of such matter.

Such exceptions include (as subject to further qualifications and exceptions as provided in applicable law, the JBT Bylaws or the JBT Charter):

•  a nominee for director will be elected to the JBT Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors will be elected by a

A simple majority of votes will decide issues at a shareholders’ meeting, unless otherwise stipulated in laws or a company’s articles of association. If two or more people receive the same number of votes in an election at a shareholders’ meeting, a toss-up will determine the outcome.

However, a decision relating to an amendment to a company’s articles of association will be made at a shareholders’ meeting and will only become valid provided it obtains the approval of a minimum of two-third of the votes cast and also the approval of shareholders controlling at least two-third of the share capital in respect of which votes are wielded at the shareholders’ meeting.

The approval of all shareholders is required in order that decisions relating to the following amendments to a company’s articles of association enter into force: (i) to abridge shareholders’ rights to the

JBT Stockholders	Marel Shareholders

   plurality of the votes cast at any meeting of JBT Stockholders for which (i) the secretary of JBT receives a notice that a JBT Stockholder has nominated a person for election to the JBT Board in compliance with the notice requirements for JBT Stockholder nominees for director set forth in the JBT Bylaws and (ii) such nomination has not been withdrawn by such JBT Stockholder on or prior to the day next preceding the date JBT first mails its notice of meeting for such meeting to the JBT Stockholders. If directors are to be elected by a plurality of the votes cast, JBT Stockholders will not be permitted to vote against a nominee;

•  any director of the JBT Board or the entire JBT Board may be removed from office at any time with or without cause, but only by the affirmative vote of the holders of at least 80% of the total voting power of all outstanding shares of JBT Voting Stock, voting together as a single class;

•  the affirmative vote of the holders of at least 80% of the total voting power of all outstanding shares of JBT Voting Stock, voting together as a single class, will be required to alter, amend or repeal any provision of the JBT Bylaws; and

•  the affirmative vote of not less than 80% of the total voting power of all classes of outstanding capital stock of JBT entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal, or adopt any provision inconsistent with, certain provisions in the JBT Charter.

payment of dividend or to other allocation from a company for the benefit of others than shareholders, (ii) to increase shareholders’ liabilities towards a company and (iii) to limit shareholders’ authority for the handling of their shares or to obligate shareholders to be subject to redemption of their shares without there being a case of dissolution of the company.

Increased majorities also apply in certain other cases, specified under Icelandic laws, such as relating to decisions that abridge the right of shareholders to dividend or other payments or derange the judicial relationship between shareholders.

Stockholder Proposals — Notice Requirements

Nominations of persons for election to the JBT Board and the proposal of business to be considered by JBT Stockholders may be made at an annual meeting of JBT Stockholders (i) pursuant to JBT’s notice of meeting, (ii) by or at the direction of the JBT Board or (iii) by any JBT Stockholder who was a holder of record at the time of giving of notice provided for in the JBT Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the JBT Bylaws.

According to the Marel Articles of Association, each shareholder has the right to have a specific matter discussed at a shareholders’ meeting, if he submits a request to the Marel Board with enough notice to enable the matter to be placed on the agenda of the meeting, but not later than seven days after the Marel Board has published the final agenda and proposals for the meeting. No later than three days prior to the meeting, the Marel Board will inform the shareholders of the proposal and update the agenda of the meeting.

JBT Stockholders	Marel Shareholders

Pursuant to the JBT Bylaws, for nominations or other business to be properly brought before an annual meeting by a JBT Stockholder pursuant to the JBT Bylaws, the JBT Stockholder must have given timely notice thereof in writing to the secretary of JBT and such other business must otherwise be a proper matter for JBT Stockholder action. In addition to such JBT Stockholder complying with the provisions of Rule 14a-19 of the Exchange Act, to be timely, a JBT Stockholder’s notice will be delivered to JBT’s secretary at JBT’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the JBT Stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by JBT. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such JBT Stockholder’s notice will set forth:

(i) as to each person whom the JBT Stockholder proposes to nominate for election or reelection as a director the following information relating to such nominee:

(1)   the name, age, business address and residence address of the nominee,

(2)   the principal occupation or employment of the nominee,

(3)   the number of shares of JBT that are held of record or are beneficially owned by the nominee and any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any shares of JBT or with a value derived in whole or in part from the value of any shares of JBT, whether or not such instrument or right will be subject to settlement in the underlying class or series of capital stock of the corporation or otherwise held or beneficially held by the nominee,

JBT Stockholders	Marel Shareholders

(4)   whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of JBT, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee,

(5)   a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the JBT Stockholder,

(6)   a written statement executed by the nominee acknowledging that, as a director of JBT, the nominee will owe a fiduciary duty under the DGCL with respect to JBT and JBT Stockholders,

(7)   a written statement executed by the nominee consenting to be named in any proxy statement and accompanying proxy cards as a nominee for director of JBT at any meeting held for the election of directors of JBT, and agreeing that the nominee will serve as a director if elected, and

(8)   any other information that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including a representation that such JBT Stockholder and the beneficial owner, if any, intends, or is part of a group that intends, to deliver a proxy statement and form of proxy to solicit the holders of at least 67% of the voting power of shares entitled to vote in the election of directors in support of director nominees other than JBT’s nominees in accordance with Rule 14a-19 under the Exchange Act;

JBT Stockholders	Marel Shareholders

(ii)  as to any other business that the JBT Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such JBT Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(iii)  as to the JBT Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(1)   the name and address of such JBT Stockholder, as they appear on JBT’s books, and of such beneficial owner,

(2)   the class and number of shares of JBT which are owned beneficially or of record by such JBT Stockholder and such beneficial owner and any derivative instruments held or beneficially held by such JBT Stockholder and such beneficial owner, and

(3)   whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such JBT Stockholder or such beneficial owner with respect to any securities of JBT, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such JBT Stockholder or such beneficial owner with respect to any securities of JBT.

At the request of the JBT Board, any person nominated by a JBT Stockholder for election as a director must furnish, within five business days of any such request, to the secretary of JBT such other information as may reasonably be required by JBT to determine the eligibility of any proposed nominee to serve as an independent director of JBT or that could be material to a reasonable JBT Stockholder’s understanding of the independence, or lack thereof, of such nominee, which may include a proposed nominee director questionnaire

JBT Stockholders	Marel Shareholders
to be provided by JBT that will include all information related to the proposed nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with the solicitation, in each case pursuant to Regulation 14A (or any successor provision) of the Exchange Act or the rules of any national stock exchange upon which JBT’s securities are listed; in the absence of the furnishing of such information if requested, such JBT Stockholder’s nomination will not be considered in proper form pursuant to the JBT Bylaws.

Governance

Subject to the rights of the holders of any series of JBT Preferred Stock to elect directors under specified circumstances, the number of directors on the JBT Board will be fixed, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the total number of directors which JBT would have if there were no vacancies.

Prior to the 2026 Annual Meeting, the board of directors, other than those who may be elected by the holders of any class or series of JBT Preferred Stock as set forth in the JBT Charter, will be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. Directors elected at the 2023 Annual Meeting will serve out their three-year terms, and they and any successors will stand for re-election to a one-year term at the 2026 Annual Meeting; directors elected at the 2024 Annual Meeting were re-elected to a two-year term, and they and any successors will stand for re-election to a one-year term at the 2026 Annual Meeting; and directors with terms expiring at the 2025 Annual Meeting will serve out the remainder of their current terms, and they and any successors will stand for re-election to a one-year term at the 2025 Annual Meeting. Members of each class will hold office until their successors are elected and qualified. Commencing with the 2026 Annual Meeting and at all subsequent annual meetings of JBT Stockholders, all directors will be elected for a term of office to expire at the next succeeding annual meeting of JBT Stockholders, with each such director to hold office until their successor will be elected and qualified, or their earlier death, resignation, retirement, disqualification or removal from office, and there will no longer be any director class designation. Until the

According to Icelandic laws, the corporate governance of Icelandic companies is based on a three-level administration: (i) the shareholders’ meeting, (ii) the board of directors and (iii) the managing director. The board of directors is elected at a shareholders’ meeting and the managing director is employed, and dismissed, by the board of directors.

The annual general meeting of Marel Shareholders annually elects seven people to sit on the Marel Board. Their suitability is determined by law. In elections to the Marel Board, the ratio of each gender will be no less than 40%.

JBT Stockholders	Marel Shareholders
2026 Annual Meeting, in case of any increase or decrease, from time to time, in the number of directors, other than those who may be elected by the holders of any class or series of JBT Preferred Stock as set forth in the JBT Charter, the number of directors in each class will be apportioned as nearly equal as possible.

Removal of Directors
The JBT Charter and the JBT Bylaws provide that, subject to the rights of the holders of any series of JBT Preferred Stock with respect to such series of JBT Preferred Stock, any director or the entire JBT Board may be removed from office at any time with or without cause, but only by the affirmative vote of the holders of at least 80% of the total voting power of all outstanding shares of JBT Voting Stock, voting together as a single class.	A shareholders’ meeting can discharge the board of directors at any time.

Board Vacancies

The JBT Charter and the JBT Bylaws provide that, subject to applicable law and the rights of the holders of any series of JBT Preferred Stock with respect to such series of JBT Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the JBT Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the JBT Board, or by the sole remaining director.

Any director so chosen will hold office until his or her successor will be elected and qualified and, if the JBT Board at such time is classified, until the next election of the class for which such director will have been chosen. No decrease in the number of directors will shorten the term of any incumbent director.

A member of the board of directors can resign at any time during its term. In such a case, its reserve director, if one has been elected, takes his place. If there is no reserve director, the other members of the board of directors should call for an election or appointment of a new member for the remainder of the term. The remaining board members can, however, decide to postpone the election until the next annual general meeting if the board can still form a quorum.

Amendments to Articles of Association and Certificate of Incorporation
JBT reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in the JBT Charter, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law. All rights, preferences and privileges of whatsoever nature conferred upon JBT Stockholders, directors or any other persons whomsoever by and pursuant to the JBT Charter in its present form or as hereafter amended are granted subject to the right reserved in Article VII of the JBT Charter.	The Marel Articles of Association may only be amended at shareholders’ meetings that are duly constituted. A decision to amend the Marel Articles of Association will only be valid if it has been approved by at least 2/3 of the votes cast and approved by Marel Shareholders who control at least 2/3 of the shares represented at the relevant shareholders’ meeting.

JBT Stockholders	Marel Shareholders

The JBT Charter provides that any amendment to the following sections of the JBT Charter requires the affirmative vote of not less than 80% of the total voting power of all classes of outstanding capital stock of JBT entitled to vote generally in the election of directors, voting together as a single class:

•  Article V (governing the classification, election and removal of directors);

•  Article VI (governing amendments to the JBT Bylaws);

•  the last sentence of Article VII (governing certain amendments to the JBT Charter): and

•  Article IX (governing JBT Stockholder actions and special meetings of JBT Stockholders).

Amendments to Other Governing Documents
The JBT Bylaws may be altered, amended, or repealed at any meeting of the JBT Board or of JBT Stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the JBT Board, in a notice given not less than two days prior to the meeting; provided, however, that, in the case of amendments by the JBT Board, notwithstanding any other provisions of the JBT Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of a majority of the whole JBT Board will be required to alter, amend or repeal any provision of the JBT Bylaws; provided, further, that, in the case of amendments by JBT Stockholders, notwithstanding any other provisions of the JBT Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of JBT required by law, the JBT Charter or the JBT Bylaws, the affirmative vote of the holders of at least 80% of the voting power of all the then outstanding shares of JBT Voting Stock, voting together as a single class, will be required to alter, amend or repeal any provision of the JBT Bylaws.	Not applicable.

Appraisal or Dissenters’ Rights
As a Delaware corporation subject to the DGCL, the JBT Stockholders have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL.	Under Icelandic laws, certain transactions, specifically a statutory merger and a squeeze-out, may trigger appraisal rights for shareholders. In the event of these transactions, shareholders will be entitled to adequate compensation or consideration as

JBT Stockholders	Marel Shareholders
determined by independent court-appointed appraisers or a court.

Preemptive Rights
The JBT Charter does not provide for any preemptive rights for JBT Stockholders.

Under Icelandic laws and the Marel Articles of Association, shareholders are entitled to subscribe to new shares in direct proportions to their holdings upon an increase of share capital. Marel Shareholders may convey to other parties their right to subscription in part or in full. In case one of the older shareholders does not use or convey his right to subscription in full, other older shareholders possess an increased right to subscription which they cannot convey to others.

A shareholders’ meeting may, with the number of votes required to amend the Marel Articles of Association, decide to deviate from the preemptive rule outlined above, provided that Marel Shareholders be in no way treated with discrimination. A shareholders’ meeting cannot, however, decide upon a more extensive deviation from Marel Shareholders’ right to subscription than that specified in the call to the meeting without the approval of those Marel Shareholders who are subject to an abridgment of their right of subscription.

Forum Selection
Unless otherwise waived by resolution of the JBT Board, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of JBT, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of JBT to JBT or JBT Stockholders, (iii) any action asserting a claim against JBT arising pursuant to any provision of the DGCL or the JBT Charter or the JBT Bylaws (in each case, as they may be amended from time to time) or (iv) any action asserting a claim against JBT or any director of officer of JBT governed by the internal affairs doctrine, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.	Not applicable.

Equityholder Suits

Under the DGCL, stockholders may bring derivative litigation against a corporation if the corporation does not enforce its own rights. A stockholder must make a	A shareholder may institute legal proceedings on account of a decision by a shareholders’ meeting which has been made in an unlawful manner or is in

JBT Stockholders	Marel Shareholders

demand upon the board before bringing a derivative suit, unless the demand is excused. A stockholder bringing a derivative suit must (i) have been a stockholder at the time of the wrong complained of or the stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong and (ii) remain a stockholder throughout the litigation. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action have been met.

conflict with Act no. 2/1995 regarding public limited companies or the company’s articles of association.

Shareholders in a company which has been taken over by way of a statutory merger may require compensation from the company concerned if they have made a reservation to that effect at the shareholders’ meeting, where the merger was voted upon, and provided that the remuneration for their shares is neither reasonable nor substantiated.

Limitation of Personal Liability of Directors
The JBT Charter provides that a director of JBT will not be personally liable to JBT or JBT Stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.	A shareholders’ meeting may resolve to limit the liability of a director. If a resolution to that effect has been passed, a group of shareholders, holding at least 10% of the company’s total share capital, may make a claim for damages on behalf of the company. Any cost arising out of such proceeding will be for the account of the relevant shareholders. A shareholders’ resolution for the limitation of a director’s liability is not binding toward the company’s estate in a liquidation if the company was insolvent at the time of the resolution or the resolution was made less than one year prior to the liquidation reference date.

Rights of Inspection

Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, will, upon written demand under oath stating the proper purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from, JBT’s stock ledger, its list of stockholders and its other books and records.

The JBT Bylaws provide that, unless otherwise required by the laws of Delaware, the books and records of JBT may be kept at the principal office of JBT, or at any other place or places inside or outside the State of Delaware, as the JBT Board from time to time may designate.

A company must as a general rule, if so requested by a shareholder, provide information on matters which are deemed important for the company’s financial accounts or its position in general or which could influence the position of shareholders with regards to matters which are addressed at a shareholders’ meeting.

According to Icelandic laws, a shareholder may submit a proposal at a shareholders’ meeting to the effect that an investigation be conducted into the establishment of a company, specific items relating to the activities of the company or certain sectors of the book-keeping or the annual accounts. In case the proposal obtains the support of a group of shareholders controlling a minimum of one tenth of the share capital, a shareholder may at the latest a month after the meeting request that the Ministry of Culture and Business Affairs nominates investigators to conduct a special audit in accordance with the above.

JBT Stockholders	Marel Shareholders
Indemnification

The JBT Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of JBT or is or was serving at the request of JBT as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by JBT, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by JBT to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits JBT to provide broader indemnification rights than said law permitted JBT to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 11.3 of the JBT Bylaws, JBT will indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the JBT Board.

The JBT Charter provides that JBT may, by action of the JBT Board, provide indemnification to employees or agents of JBT with the same scope and effect as the foregoing indemnification of directors and officers.

Under Icelandic law, a Marel Shareholders’ meeting may grant the members of the Marel Board and management discharge from any and all of their actions committed. Such a discharge protects the relevant board members and management against claims for damages from the company.

However, minority shareholders representing at least 10% of the share capital vote can start proceedings against the board or management for damages suffered by the company. In addition, the decision of a shareholders’ meeting to discharge the board and management will not be binding for the company’s bankrupt estate, should the company enter into insolvent liquidation, if the company is deemed to have been insolvent at the time the decision was made or the reference date in the liquidation is commenced within a year from the time the decision was made.

Lastly, despite the approval of the shareholders’ meeting, board members and management will still be liable for willful misconduct, fraud or any criminal offenses.

Advancement of Expenses and Insurance

Advancement

The right to indemnification conferred in the JBT Bylaws and the JBT Charter also includes the right to be paid by JBT for the expenses incurred in defending any such proceeding in advance of its final disposition, with such

Normally, directors’ and officers’ insurance taken by a company will cover members of the board and management of the relevant company for damages and defense costs, as well as other related costs incurred due to claims against them.

JBT Stockholders	Marel Shareholders

advances to be paid by JBT within 20 days after the receipt by JBT of a statement from the claimant requesting such advance or advances from time to time; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, will be made only upon delivery to JBT of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it will ultimately be determined that such director or officer is not entitled to be indemnified under the JBT Bylaws or otherwise.

Insurance

The JBT Bylaws and the JBT Charter provide that JBT may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of JBT or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not JBT would have the power to indemnify such person against such expense, liability or loss under the DGCL. To the extent JBT maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in Section 11.8 of the JBT Bylaws, will be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

Furthermore, under Icelandic law, a company’s shareholders’ meeting may grant the members of the board and management an indemnity, typically implying that the costs of defense against claims raised against members of the board and management and damages awarded to a claimant are paid by the company to the extent that is not covered by directors’ and officers’ insurance.

Change of Control Laws
In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a transaction between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors of the corporation approved either the transaction or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain	Not applicable.

JBT Stockholders	Marel Shareholders

employee stock plans, or (iii) at or subsequent to such time, the transaction is approved by the board of directors of the corporation and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2⁄3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Because the JBT Charter and the JBT Bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, JBT is subject to Section 203 of the DGCL.

Exclusion of Minority Shareholders

Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of stock of its subsidiary that are entitled to vote on a merger, the parent’s board of directors is authorized to merge itself into the subsidiary or to merge the subsidiary corporation into the parent without the approval of either corporation’s stockholders and without the approval of the subsidiary’s board of directors; provided that one of the companies involved in such merger is a Delaware corporation, while the other is either a Delaware corporation or a corporation organized in a domestic or alien jurisdiction that permits a corporation of such jurisdiction to merge with a corporation of another jurisdiction.

When completing a short form merger under the DGCL, where all of the shares of the subsidiary corporation are not owned by the parent corporation, a company has a statutory duty to send the target stockholders a copy of Section 262 of the DGCL, Delaware’s appraisal statute, and a notice informing them about the approval of the merger, the effective date of the merger and such stockholder’s right to seek appraisal.

In case a shareholder owns more than nine-tenth of share capital in a company and controls corresponding voting powers, the shareholder and the board of directors of the company may jointly decide to demand that other shareholders of the company sell their shares to him. Minority shareholders are also granted a right to demand a redemption if a majority shareholder controls more than nine-tenth of the share capital and voting rights.

Additionally, in exceptional cases, a shareholder may demand that the company redeems his shares, provided that he demonstrates that it is extremely critical for him to be able to exit the company for any of the following reasons:

•  the company’s board of directors, its managing director, other representatives of the company or its shareholders have acted in breach of Icelandic laws by engaging in acts benefiting certain shareholders at the expense of others,

•  another shareholder of the company has abused his powers in the company, or

•  profound, long-term disagreement between the relevant shareholder and other shareholders in relation to the company’s operations.

Icelandic laws also provide that shareholders controlling over a fifth of the share capital of a company may require a judgment to the effect that a company be dissolved on the grounds that shareholders have deliberately abused their position within the company or participated in offences against laws or the company’s articles of association.

Furthermore, shareholders in a company which is merged with others who have voted against

JBT Stockholders	Marel Shareholders
amalgamation or merger to form a new company are entitled to redemption of their shares if this is required in writing within a month as of the time the shareholders’ meeting was held.

Approval of Extraordinary Transactions

In the case of a merger or consolidation, Section 251(c) of the DGCL requires that a majority of the outstanding stock entitled to vote approve of the merger or consolidation. However, under Section 251(f) of the DGCL, no approval by the stockholders of the surviving corporation in a merger is required if: (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of the surviving corporation’s stock outstanding prior to the merger remains outstanding in identical form after the merger; and (iii) either no shares of common stock of the surviving corporation are to be issued in the merger or, if common stock will be issued, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.

According to the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company if, among other things:

•  the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

•  the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.

In the case of a statutory merger, Icelandic laws require that a shareholders’ meeting in the company being taken over approves the merger by at least 2/3 of the votes cast and by shareholders who control at least 2/3 of the shares represented at the relevant shareholders’ meeting, with an exception in case of a merger with a company owning all shares in another company. A decision on a merger by the surviving company is taken by its board of directors, unless a shareholders’ meeting is needed for amendments to the articles of association to take effects in respects other than those which pertain to the name of the surviving company.

Rights of Purchase and Reduction of Share Capital
Under Section 160 of the DGCL, the JBT Board can authorize JBT to purchase or to redeem shares of the corporation at any time and for any reason in exchange for consideration determined by the board of directors and not specifically prohibited by law.	Marel is permitted pursuant to Icelandic laws to own up to 10% of own shares. Voting rights may not be exercised for shares owned by Marel. Marel can only acquire its own shares in accordance with an authorization for the Marel Board at a meeting of Marel Shareholders.

JBT Stockholders	Marel Shareholders
Disclosure of Significant Ownership of Shares

JBT Stockholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act must comply with disclosure obligations under Section 13 of the Exchange Act. Sections 13(d) and 13(g) of the Exchange Act require any person or group of persons who owns or acquires beneficial ownership of more than 5% of certain classes of equity securities to file ownership reports with the SEC on either Schedule 13D or, for passive investors, the short form Schedule 13G until their holdings drop below 5%.

If the JBT Stockholder is required to file a report on Schedule 13D, such a report must include information on, among other matters, the acquisition of securities by which the JBT Stockholder exceeded the 5% threshold and be filed within five business days after the acquisition. The schedule is filed with the SEC and is provided to the issuer, as well as to each stock exchange on which the security is traded. Schedule 13D is often filed in connection with a tender offer. Any material changes in the facts contained in the schedule necessitates the filing of an amendment within two business days after the triggering event. Schedule 13G is a shorter alternative to Schedule 13D, and is available to beneficial owners of more than 5% of a class of securities that are considered passive investors. Generally, passive investors are investors that do not intend to control or change the control of a company. A Schedule 13G filing has different information and timing requirements than a Schedule 13D filing.

A filer must, among other things, amend a Schedule 13G within two business days upon acquiring beneficial ownership of more than 10% of a registered class of equity securities and must thereafter within two business days amend the Schedule 13G upon increasing or decreasing its beneficial ownership by more than 5% of the class. Once a Schedule 13G filer’s beneficial ownership exceeds 20% of the class, the filer loses the ability to file a on Schedule 13G and must change to filing a Schedule 13D within five business days after the filer’s beneficial ownership first equals or exceeds 20% of the class. Directors and officers of the issuer are generally not eligible to use Schedule 13G.

In accordance with Icelandic laws, Marel and the Icelandic FSA must be notified in a verifiable manner if, as a result of the acquisition or disposal of Marel Shares, the proportion of voting rights of the holder of shares reaches, exceeds or falls below the thresholds of: 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 50%, 66.7% or 90% of the total share capital of Marel. In such events, following the notification being sent to Marel and the Icelandic FSA, Marel will make such a notification public through the news system of Nasdaq Iceland.

28.  ADMISSION TO TRADING AND DEALING ARRANGEMENTS

28.1	Admission to trading and official listing of the JBT Offer Shares

As at the date of this Prospectus, the Marel Shares are listed on Nasdaq Iceland and Euronext Amsterdam under the symbol “MAREL.” In connection with the Transaction, JBT, in cooperation with Marel and the Offeror, intends to delist the Marel Shares from Euronext Amsterdam and Nasdaq Iceland as soon as practicable after the closing of the Offer.

The JBT Shares are currently listed on the NYSE under the symbol “JBT”. JBT intends to maintain the listing of JBT Shares on the NYSE under the symbol “JBT” upon completion of the Transaction.

JBT intends to take the steps necessary to list all or a portion of the JBT Offer Shares on Nasdaq Iceland under a ticker symbol and ISIN code to be determined prior to the Offer Closing Time. To effect such admission to trading and official listing, JBT will submit an application to Nasdaq Iceland for the admission to trading and official listing of the JBT Offer Shares as well as prepare and publish any supplement necessary to this Prospectus. Such steps and the admission to trading and official listing of the JBT Offer Shares on Nasdaq Iceland will be subject to, among other things, the completion of the Offer. The completion of the Offer is conditioned on the satisfaction or waiver of the conditions set forth in the Transaction Agreement. The conditions to closing in the Transaction Agreement are for the sole benefit of the parties thereto and may be waived by such parties as further described in the Transaction Agreement.

The JBT Offer Shares that will be issued in connection with the completion of the Transaction are shares of JBT common stock. Upon completion of the Transaction and assuming that all of the outstanding Marel Shares are tendered into the Offer, JBT Stockholders as of immediately prior to the completion of the Transaction will own approximately 62% of the outstanding JBT Shares after giving effect to the issuance of JBT Offer Shares in connection with the Offer and Marel Shareholders as of immediately prior to the completion of the Transaction will own approximately 38% of the aggregate outstanding JBT Shares after giving effect to the issuance of JBT Offer Shares in connection with the Offer.

The admission and official listing of the JBT Offer Shares on Nasdaq Iceland following completion of the Offer is subject to JBT fulfilling the rules issued by Nasdaq Iceland at any given time, including that a sufficient number of JBT Offer Shares are distributed to the public.

If JBT Stockholders do not approve the Share Issuance Proposal or if the Transaction is not completed because any other conditions to the Transaction, are not satisfied or waived, JBT and Marel will remain independent public companies. JBT Shares will remain listed on the NYSE and the Marel Shares will continue to be listed and traded on Euronext Amsterdam and Nasdaq Iceland.

28.2	Market maker agreement

JBT will enter into a market making agreement with Arion Bank in connection with the admission to trading and official listing of the JBT Offer Shares on Nasdaq Iceland. Pursuant to such an agreement, Arion Bank will commit to act as intermediary in secondary trading, providing liquidity through bid and offer rates.

28.3	Stabilisation

Stabilisation is not relevant in connection with the Offer.

29.  EXPENSES OF THE TRANSACTION

JBT estimates that it will incur approximately $85 million to $90 million of costs in connection with the Transaction through the Offer Closing Time. This cost estimate includes assumptions for advisory costs, legal costs, regulatory filing costs and certain pre-close integration costs. This cost estimate also includes certain costs that are contingent upon the successful close of the Transaction. This estimate excludes any assumptions related to the cost of any longer term or more permanent debt financing.

30.  TAXATION

The following is a summary of certain tax considerations relating to the Offer and the JBT Offer Shares. The tax legislation of the specific Marel Shareholder’s country of incorporation or residence may have an impact on the income received from the JBT Offer Shares.

30.1	Certain Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to (i) U.S. Holders and non-U.S. Holders (each as defined below) of Marel Shares who receive consideration for their Marel Shares pursuant to the Offer, and (ii) ownership and disposition of JBT Shares by U.S. Holders and non-U.S. Holders. This section applies only to holders that hold Marel Shares and JBT Shares, as applicable, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	S corporations;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	tax-qualified retirement plans;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents or citizens of the United States;

•	persons that acquired their Marel Shares or JBT Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold their Marel Shares or JBT Shares as part of a straddle, constructive sale, hedging, conversion, synthetic security or other integrated or similar transaction;

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities whose interests are held by qualified foreign pension funds;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

•	foreign corporations with respect to which there are one or more United States shareholders (within the meaning of Section 951(b));

•	United States shareholders (within the meaning of Section 951(b)); or

•	except as explicitly set forth below, passive foreign investment companies or their shareholders.

This discussion is based on current U.S. federal income tax laws as in effect on the date hereof, which is subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare net investment income tax laws, or state, local or non-U.S. laws.

JBT has not sought, and does not intend to seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax considerations described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

This discussion does not consider the U.S. federal income tax treatment of entities or arrangements treated as partnerships or other pass-through entities (including branches) for U.S. federal income tax purposes (any such entity or arrangement, a “Flow-Through Entity”) or investors that hold their Marel Shares or JBT Shares through Flow-Through Entities. If a Flow-Through Entity is the beneficial owner of any such security, the U.S. federal income tax treatment of an investor holding such securities generally will depend on the status of such investor and the activities of such investor and such Flow-Through Entity. If you hold your Marel Shares or JBT Shares through a Flow-Through Entity, we urge you to consult your tax advisor.

As used herein, a “U.S. Holder” is a beneficial owner of Marel Shares or JBT Shares, as applicable, and is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a United States person.

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a Flow-Through Entity) of Marel Shares or JBT Shares, as applicable, that is not a U.S. Holder.

In certain cases, JBT may be required to withhold United States taxes at source, including on distributions.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF JBT SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Certain Consequences of Receiving Consideration for Marel Shares Pursuant to the Offer

U.S. Holders

The receipt of cash and/or JBT Offer Shares in exchange for Marel Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, and subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder who receives cash and/or JBT Offer Shares in exchange for Marel Shares pursuant to the Offer will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized (equal to, as applicable, the cash and the fair market value of JBT Offer Shares to which such U.S. Holder is entitled pursuant to the Offer) and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Marel Shares. Such capital gain will generally be long term capital gain, on which a non-corporate U.S. Holder is generally taxed at preferential rates, if the Marel Shares were held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

The U.S. dollar value of cash received in euro by a cash basis U.S. Holder or an accrual basis U.S. holder that so elects will generally be determined by reference to the spot Euro/U.S. dollar rate on the settlement date of the sale. The U.S. dollar value of cash received in euro by an accrual basis U.S. holder that does not so elect will generally be determined by reference to the spot Euro/U.S. dollar rate on the date of the exchange (as determined under the Code’s general provisions), and such holder generally will recognize United States source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference between such amount and the U.S. dollar value of the cash on the settlement date of the sale.

If Marel has been a PFIC in any taxable year while a U.S. Holder held any Marel Shares, then, whether or not Marel continued to be a PFIC in any subsequent year and unless the U.S. Holder made a proper election to be taxed differently, gain realized on the exchange of Marel Shares pursuant to the Offer would generally be (i) allocated ratably to each taxable year in such U.S. Holder’s holding period for such Marel Shares, (ii) the amount allocated to the current taxable year and any year before the first taxable year for which Marel was a PFIC would generally be taxed as ordinary income in the current year, and (iii) the amount allocated to other taxable years would be taxed at the highest ordinary income tax rate for each such taxable year (without regard to losses, if any) and such U.S. Holder would be liable for an additional tax equal to an interest charge on the tax liability for each such prior years as if such liability had actually been due in each such prior year. In general, Marel would be considered a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder holds or held Marel Shares, after applying certain look through rules, either (a) at least 75% of the gross income of Marel for the taxable year is passive income or (b) at least 50% of the value, determined on the basis of a quarterly average, of Marel’s gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes interest, dividends, rents, annuities, royalties and certain gains.

Although Marel has not undertaken to determine its PFIC status in any taxable year and has not sought or obtained any opinion of tax counsel as to such determination, Marel does not believe that it should be treated as a PFIC for U.S. federal income tax purposes in its current taxable year or in any prior taxable year. However, the determination of whether Marel was, or will be, a PFIC for any tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and its status will depend, among other things, on changes in the composition and relative value of gross receipts and assets and the market value of its share capital in any year. U.S. Holders are urged to consult their own tax advisors as to the possible PFIC status of Marel and the consequences to them in their particular circumstances.

Non-U.S. Holders

A non-U.S. Holder generally will not be subject to United States federal income tax on gain that the non-U.S. Holder realizes on the exchange of its Marel Shares pursuant to the Offer, unless:

•

such non-U.S. Holder is an individual that was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax; or

•	the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply.

Information Reporting and Backup Withholding

Information reporting requirements may apply with respect to a holder that participates in the Offer. A holder may also be subject to backup withholding at a current rate of 24 percent with respect to the proceeds of participating in the Offer unless the holder (1) comes within certain exempt categories and demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder’s United States federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the Internal Revenue Service on a timely basis. Holders should consult their own tax advisers regarding the application of the information reporting and backup withholding rules.

Certain Consequences of Owning and Disposing of JBT Offer Shares Received Pursuant to the Offer

U.S. Holders

Distributions on JBT Shares

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to its JBT Shares, to the extent the distribution is paid out of JBT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its JBT Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the JBT Shares and will be treated as described under “Sale, Exchange or Other Taxable Disposition of JBT Shares” below.

Sale, Exchange or Other Taxable Disposition of JBT Shares

Upon a sale, exchange or other taxable disposition of JBT Shares, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the JBT Shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of such gain or loss recognized by a U.S. Holder will be an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its JBT Shares so disposed of.

Non-U.S. Holders

Distribution on JBT Shares

In general, any distributions made to a non-U.S. Holder with respect to JBT Shares, to the extent paid out of JBT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its JBT Shares and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such JBT Shares, which will be treated as described under “Sale, Exchange or Other Taxable Disposition of JBT Shares” below. Dividends paid by JBT to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Taxable Disposition of JBT Shares

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other taxable disposition of JBT Shares unless:

(1)

such non-U.S. Holder is an individual that was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(2)

the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(3)

JBT is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, and (assuming JBT’s stock is and continues to be treated as regularly traded on an established securities market for purposes of these rules) the non-U.S. Holder held, directly or indirectly, at any time during such period, more than 5% of JBT’s stock.

If paragraph (3) above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale, exchange or other taxable disposition of JBT Shares will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of JBT Shares from a non-U.S. Holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We do not expect JBT to be classified as a “U.S. real property holding corporation” following the Transaction. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether JBT will be a U.S. real property holding corporation following the Offer or at any future time or whether JBT’s stock will continue to be treated as regularly traded on an established securities market.

Information Reporting and Backup Withholding

Generally, Information returns will be filed with the IRS in connection with payments of distributions on and the proceeds from a sale or other disposition of JBT Shares. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder’s United States federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the Internal Revenue Service on a timely basis. Holders should consult their own tax advisers regarding the application of the information reporting and backup withholding rules.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which JBT Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of JBT Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

While withholding under FATCA generally would apply to payments of gross proceeds from the sale or other disposition of securities, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their participation in the Offer and their ownership and disposition of JBT Shares.

30.2	Certain Material Icelandic Tax Considerations

30.2.1 General Information

It should be noted that the tax legislation of the investor’s country and of Marel’s country of incorporation (i.e., Iceland) may have an impact on the income received from the securities.

Below is a summary of certain Icelandic tax considerations relevant to (i) the disposition of Marel Shares pursuant to the acceptance of the Offer and (ii) the ownership and disposition of JBT Shares. The statements below regarding Icelandic taxation are based on provisions of existing Icelandic tax laws and administrative and judicial interpretations and the Convention and Protocol Between the United States of America and Iceland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S.-Iceland Treaty”) all as of the date of this Prospectus, and all of which are subject to change, retroactively or prospectively.

The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to (i) the disposition of Marel Shares and (ii) the ownership and disposition of JBT Shares. The tax consequences (Icelandic or otherwise) for Marel Shareholders in connection with an acceptance of the Offer and JBT Stockholders in connection with the ownership and disposition of JBT Shares, following the settlement of the Offer, depend on each shareholder’s individual circumstances. Shareholders are advised to seek specialist advice from tax advisers on the taxation of Marel Shares and JBT Shares, as applicable, in connection with the Offer.

30.2.2 Icelandic Tax Consequences of the Disposition of Marel Shares

Acceptance of the Offer will be regarded as a realisation of Marel Shares for Icelandic tax purposes, regardless of whether the consideration is All-Stock Offer Consideration, All-Cash Offer Consideration or Mixed Offer Consideration. Realisation will, as the main rule, be deemed to have taken place when the Offer has been accepted by a shareholder of Marel and all Closing Conditions have been either satisfied or validly waived on the Expiration Date.

Shareholders who are resident in Iceland for tax purposes

Capital gains from the sale of Marel Shares are subject to 22.0% tax in the case of individuals tax resident in Iceland, subject to certain rights to deduct capital losses resulting from the sale of shares or similar assets, with the first total ISK 300,000 of such capital gains income exempt from taxation each year.

Limited liability companies (e.g., ehf. and hf.), which are tax resident in Iceland, enjoy an effective participation exemption, allowing them to deduct the full amount of the capital gains.

Shareholders who are not resident in Iceland for tax purposes

With respect to Marel Shareholders who are not resident in Iceland, Article 3(7) of the Icelandic Income Tax Act no. 90/2003 provides that any income received from Marel Shares, including capital gains, by any person or entity residing outside Iceland constitutes taxable income in Iceland. The tax rate applicable to income from any disposal of Marel Shares is (i) 22% for individuals and (ii) 20% for legal entities.

The tax liability under Icelandic laws may be reduced under certain applicable tax treaties. If a shareholder in Marel would like to take advantage of such applicable tax treaties by relief at source, the shareholder is required to obtain a confirmation from the Icelandic tax authorities regarding the applicable treaty protection. The confirmation is obtained via a filing of Icelandic tax form RSK 5.42.

Irrespective of the availability of any tax treaty protection, limited liability companies resident in the EEA, a state party to European Free Trade Association or in the Faroe Islands enjoy the effective statutory participation exemption which comparable Icelandic entities do, allowing them to deduct the full amount of the capital gains received. This exemption requires the filing of a tax return in Iceland to obtain a refund of taxes withheld.

30.2.3 Icelandic Tax Consequences of the Ownership and Disposition of JBT Shares

Shareholders who are resident in Iceland for tax purposes

Owners of JBT Shares who are resident in Iceland for tax purposes are subject to income tax in Iceland on any income from the JBT Shares in accordance with Icelandic tax laws and the U.S.-Iceland Treaty. The applicable tax rate depends on the tax status of such owners.

Cash dividends paid by JBT are subject to U.S. taxation according to its relevant domestic rules at any given time.

When paid to Icelandic individuals, the Icelandic individual is also subject to tax on the dividend payment at the rate of 22%. However, Icelandic individuals can credit the U.S. tax against the Icelandic tax resulting in no additional taxation in Iceland.

In Iceland, limited liability companies (e.g., ehf. and hf.), which are tax resident in Iceland, are also subject to tax on the dividend payment at the rate of 22%. However, an amount corresponding to the received dividend is fully deductible from the income of an Icelandic company, resulting in no effective taxation in Iceland, provided, however, that the company paying the dividend is a limited liability company registered in a foreign country and its profits are taxed in a similar way as in Iceland and not according to a tax rate that is lower than the general tax rate in one of the member states of the Organization for Economic Co-operation and Development, the EEA, the European Free Trade Association or in Faroe Islands.

If an Icelandic individual sells JBT Shares and realizes a gain from the sale, then the capital gain will be subject to tax in Iceland at the rate of 22%, subject to certain rights to deduct capital losses resulting from the sale of shares or similar assets, with the first total ISK 300,000 of such capital gains income exempt from taxation each year, provided, however, that the JBT Shares have been listed on Nasdaq Iceland.

If a limited liability company (e.g., ehf. and hf.), which is a tax resident in Iceland, sells JBT Shares and realizes a gain from the sale, then the capital gain is subject to tax in Iceland at the rate of 22% of the capital. However, the company enjoys an effective participation exemption, allowing it to deduct the full amount of the capital gains, as in the case of dividends, provided, however, that the company whose shares have been sold with a gain is a limited liability company registered in a foreign country and its profits are taxed in a similar way as in Iceland and not according to a tax rate that is lower than the general tax rate in one of the member states of the Organization for Economic Co-operation and Development, the EEA or the European Free Trade Association.

Shareholders who are not resident in Iceland for tax purposes

Icelandic taxation of income from share capital of non-residents is limited to shareholding in Icelandic resident companies. Therefore, Iceland does not levy tax on dividends or capital gains on JBT Shares which are held by non-Icelandic tax residents.

There are no estate or inheritance taxes, succession duties or gift taxes imposed by the Icelandic government or any governmental authority in Iceland in respect of Marel Shares or JBT Shares if, at the time of death of the holder of the relevant shares or transfer of the shares, such holder or transferor was not a resident of Iceland. If, however, such holder or transferor was a resident of Iceland, a tax is imposed at a rate of 10% on an individual who inherits from the tax resident in Iceland, regardless of whether the recipient is a resident of Iceland or not. Gifts, other than prepaid inheritance, are taxable as income in accordance with general principles. No Icelandic issue tax or stamp duty will be payable in connection with Marel Shares or JBT Shares.

30.3	Certain Material Dutch Tax Considerations

30.3.1	General Information

This paragraph outlines certain Dutch tax consequences relevant to (i) the disposition of Marel Shares pursuant to the acceptance of the Offer and (ii) the ownership and disposition of JBT Shares. This paragraph is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this Prospectus, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Any reference in this paragraph made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

This paragraph does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to the disposition of Marel Shares pursuant to the acceptance of the Offer, and the ownership and disposition of JBT Shares. This paragraph is intended as general information only. Holders of Marel Shares or JBT Shares should consult their own tax adviser regarding the tax consequences of any acquisition, holding or transfer of the shares.

Marel and JBT do not have any significant presence in the Netherlands other than a relatively large shareholder base of Marel in the Netherlands. Therefore, this paragraph is only intended for certain shareholders that are tax resident in the Netherlands and participate in the Offer. This paragraph does not describe any Dutch tax considerations for individuals or entities that are not tax resident in the Netherlands. For the avoidance of doubt, this paragraph does therefore also not describe any Dutch tax considerations for individuals or entities that are taxed in the Netherlands on the basis of a taxable presence other than residency, such as a permanent establishment (NL. vaste inrichting), a permanent representative (NL. vaste vertegenwoordiger), or another taxable presence in the Netherlands where the individual or entity is not considered a Dutch tax resident. This paragraph does also not describe any Dutch tax considerations or consequences that may be relevant where a holder of Marel Shares or JBT Shares:

(i)

is an individual and the shareholder’s income or capital gains derived from the Marel Shares or JBT Shares are attributable to employment activities, the income from which is taxable in the Netherlands; or

(ii)

has a substantial interest (NL. aanmerkelijk belang) or a fictitious substantial interest (NL. fictief aanmerkelijk belang) in JBT or Marel within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (NL. Wet inkomstenbelasting 2001). Generally, a shareholder has a substantial interest in JBT or Marel if the shareholder, alone or – in case of an individual – together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the shareholder or the partner, owns or holds, or is deemed to own or hold any shares or certain rights to any shares, including rights to directly or indirectly acquire any shares, directly or indirectly representing 5 percent or more of Marel’s or JBT’s issued capital as a whole or of any class of shares or profit participating certificates (NL. winstbewijzen) relating to 5 percent or more of Marel’s or JBT’s annual profits or 5 percent or more of Marel’s or JBT’s liquidation proceeds.

30.3.2	Dutch Tax Consequences of the Disposition of Marel Shares

30.3.2.1 Dividend withholding tax in connection with the Disposition of Marel Shares

No Dutch dividend withholding tax (NL. dividendbelasting) pursuant to the Dutch Dividend Withholding Tax Act 1965 (NL. Wet op de dividendbelasting 1965) (the “DWTA”) will be withheld from the payment made by the Offeror to Marel Shareholders in consideration for the disposal of their Marel Shares under the Offer.

30.3.2.2 Taxes on Income and Capital Gains in connection with the Disposition of Marel Shares

Dutch tax resident individuals

A holder of Marel Shares, who is an individual resident or deemed to be resident in the Netherlands for Dutch tax purposes will be subject to regular Dutch income tax on any income derived from the Marel Shares and any capital gain realized upon the disposition of the Marel Shares by the holder thereof if:

(i)	such holder of Marel Shares has an enterprise or an interest in an enterprise, to which enterprise the Marel Shares are attributable; and/or

(ii)

such capital gain forms “a benefit from miscellaneous activities” (NL. resultaat uit overige werkzaamheden) which, for instance, would be the case if the activities with respect to the Marel Shares exceed “normal active asset management” (NL. normaal, actief vermogensbeheer) or if such capital gain is derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest” (NL. lucratief belang)) that the holder thereof has acquired under such circumstances that such capital gain is intended to be remuneration for work or services performed by such holder of Marel Shares (or a related person), whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the abovementioned conditions (i) or (ii) applies, any income derived from the Marel Shares and any capital gain realized upon the Disposition of the Marel Shares will in general be subject to Dutch income tax at progressive rates up to 49.5% (2024).

Generally, Marel Shares held by a Dutch resident individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Marel Shares or JBT Shares are not attributable to that enterprise or miscellaneous activities will be subject to an annual income tax imposed on a fictitious yield on the fair market value of the Marel Shares on 1 January of each calendar year under the regime for savings and investments (NL. inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch resident individual’s assets and liabilities taxed under this regime, including the Marel Shares, is based on fictitious percentages applied to the fair market value of (i) bank savings, (ii) other assets, including the Marel Shares, and (iii) liabilities.

Taxation only occurs if and to the extent the sum of the fair market value of bank savings and other assets minus the fair market value of the liabilities exceeds a certain threshold (NL. heffingvrij vermogen). The tax rate under the regime for savings and investments is a flat rate of 36 percent (2024).

For the calendar year 2024, the fictitious percentages applicable to the first and third categories mentioned above (bank savings and liabilities) have not yet been determined. The fictitious yield percentage applicable to the second category mentioned above (other assets, including the Marel Shares) is 6.04 percent for the calendar year 2024.

Certain transactions that have the effect of reducing the fictitious yield by shifting net wealth between the aforementioned categories (i) and (ii) or increasing liabilities in any three months period starting before and ending after 1 January of the relevant year will for this purpose be ignored unless the Marel Shareholder or JBT Stockholder can demonstrate that such transactions are implemented for other reasons than tax reasons.

The fictitious percentages referred to above are considered by the Dutch government to be in compliance with a decision of the Dutch Supreme Court of 24 December 2021 (ECLI:NL:HR:2021:1963) regarding the incompatibility of the previous regime for savings and investments with the European Convention on Human Rights. Shareholders are nevertheless advised to consult their tax advisor on whether any tax levied under the current regime for savings and investments, including in respect of the Marel Shares, is in accordance with this convention.

Dutch tax resident legal and other entities

A holder of Marel Shares that is resident or deemed to be resident in the Netherlands for corporate income tax purposes, and that is:

(i)	a corporation;

(ii)	another entity with a capital divided into shares;

(iii)	a cooperative (association);

(iv)	another legal entity that has an enterprise or an interest in an enterprise to which the Marel Shares are attributable; or

(v)	an entity that is regarded as a partnership for Dutch tax purposes but that is regarded as a corporate entity for tax purposes of its affiliated entities established outside of the Netherlands,

but which is not:

(i)	a qualifying pension fund;

(ii)	a qualifying investment institution (NL. fiscale beleggingsinstelling) or a qualifying exempt investment institution (NL. vrijgestelde beleggingsinstelling); or

(iii)	another entity exempt from corporate income tax,

will in general be subject to regular Dutch corporate income tax, generally levied at a rate of 25.8 percent (19 percent over profits up to and including EUR 200,000) over any income derived from the Marel Shares and any capital gain realized upon Disposition of the Marel Shares, unless, and to the extent that, the participation exemption (NL. deelnemingsvrijstelling) applies. Generally, the participation exemption applies if a holder of Marel Shares is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more in the nominal paid-up share capital of Marel.

30.3.3	Dutch Tax Consequences of the Ownership and Disposition of JBT Shares

30.3.3.1 Dividend withholding tax in connection with distributions on JBT Shares

No Dutch dividend withholding tax (NL. dividendbelasting) pursuant to the DWTA (NL. Wet op de dividendbelasting 1965) will be withheld in respect of any distribution made by JBT to holders of JBT Shares.

30.3.3.2 Taxes on Income and Capital Gains in connection with the Ownership and Disposition of JBT Shares

Dutch tax resident individuals

Paragraph 30.3.2.2 above applies inter alia to the ownership and disposition of JBT Shares.

In addition, a Dutch tax resident individual can, generally, credit any United States withholding tax due in connection with the ownership and disposition of JBT Shares with Dutch personal income, subject to the specific provisions in the United States – the Netherlands tax treaty.

Dutch tax resident legal and other entities

Paragraph 30.3.2.2. above applies inter alia to the ownership and disposition of JBT Shares.

In addition, a Dutch tax resident legal or other entity can, generally, credit any United States withholding tax due in connection with the ownership and disposition of JBT Shares with Dutch corporate income tax, subject to the specific provisions in the United States – the Netherlands tax treaty.

30.3.5	Other Taxes and Duties

No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the Marel Shareholder or the JBT Stockholder by reason only of the disposition of the Marel Shares or the disposition and ownership of the JBT Shares.

31.  INFORMATION DISCLOSED UNDER THE MARKET ABUSE REGULATION

During the past 12 months, Marel has published the announcements set forth below in accordance with the Market Abuse Regulation.

31.1.	Announcements relating to the Offer

•

On 24 November 2023, Marel announced that it received a non-binding initial proposal regarding a potential offer to acquire all shares in the company. The proposal included an irrevocable commitment from Eyrir Invest to accept if offered.

•

On 24 November 2023, Marel provided further information regarding the non-binding initial proposal from JBT, including information on the proposal’s conditions and proposed offer of EUR 3.15 per share.

•	On 28 November 2023, Marel announced that the Marel Board decided to reject JBT’s non-binding proposal disclosed on 24 November 2023, stating that it is not in Marel Shareholders’ best interests.

•

On 13 December 2023, Marel confirmed that it had received a second approach from JBT regarding a revised non-binding proposal. The revised proposal outlined key terms, including conditions for a takeover bid and a proposed offer of EUR 3.40 per share.

•

On 5 January 2024, Marel reported an extension granted by the Icelandic FSA to JBT until 19 January 2024, to decide on a potential takeover bid for Marel. Discussions with JBT were ongoing, and updates would be provided as the situation developed, in line with disclosure obligations.

•

On 19 January 2024, Marel announced that it had received a third proposal from JBT to acquire all Marel Shares at EUR 3.60 per share, intending to merge the companies. The proposal included certain terms on valuation, consideration mix, commitment to Marel’s heritage, conditions, and timeline for the takeover bid launch in the first quarter of 2024.

•

On 5 April 2024, Marel announced that it had entered into a transaction agreement with JBT related to JBT’s previously announced intention to make a voluntary takeover offer for all issued and outstanding shares in Marel.

•	On 16 May 2024, Marel announced that JBT had filed a registration statement with the SEC on Form S-4 in relation to the Offer.

31.2.	Other announcements required by the Market Abuse Regulation

•

On 17 July 2023, Marel announced that it had secured a two-year extension to its EUR 700 million sustainability-linked revolving credit facility, extending its maturity to February 2027. Additionally, a new EUR 150 million term loan, mirroring a previously announced USD 300 million term loan, was signed, with maturity in November 2025 and two one-year extension options.

•	On 7 November 2023, Marel announced the appointment of Arni Sigurdsson as an interim chief executive officer after Arni Oddur Thordarson resigned.

•	On 11 December 2023, Marel announced the appointment of Arni Sigurdsson as chief executive officer, effective immediately.

•

On 16 January 2024, Marel announced the departure of Linda Jonsdottir from her role as chief operating officer, with the role being discontinued and her responsibilities transitioned to other executive leaders.

•

On 4 March 2024, Marel announced the appointment of Sebastiaan Boelen as chief financial officer, effective immediately, with Stacey Katz stepping down but remaining in an advisory role until year-end.

•

On 6 March 2024, Marel announced the seven candidates for the Marel Board, which included Ann Elizabeth Savage, Arnar Þór Masson, Astvaldur Johannsson, Lillie Li Valeur, Olafur Steinn Gudmundsson, Svafa Grönfeldt and Ton van der Laan. Marel also announced that the annual general meeting will be held on 20 March 2024.

•

On 20 March 2024, Marel announced the results of the annual general meeting and confirmed all proposals of the Marel Board to the meeting were approved. Ann Elizabeth Savage, Arnar Þór Másson, Astvaldur Johannsson, Lillie Li Valeur, Olafur Steinn Gudmundsson, Svafa Grönfeldt and Ton van der Laan were re-elected to the Marel Board.

32.  THIRD-PARTY INFORMATION, EXPERT STATEMENTS

AND DECLARATIONS OF INTEREST

This Prospectus contains statistics, data and other information relating to markets, market sizes, market shares, market positions and other industry data pertaining to JBT’s and Marel’s business and markets. Unless otherwise indicated, such information is based on JBT’s analysis of multiple sources. While JBT can confirm that information from external sources has been accurately reproduced, JBT has not independently verified and cannot give any assurances as to the accuracy of market data as presented in this Prospectus that was extracted or derived from these external sources. As far as JBT is aware and able to ascertain from this information, no facts have been omitted which would render the information provided inaccurate or misleading. This Prospectus does not contain any statement or report attributed to a person as an expert.

Industry publications or reports generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. Market data and statistics are inherently predictive and subject to uncertainty and not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgements by both the researchers and the respondents, including judgements about what types of products and transactions should be included in the relevant market.

Unless otherwise indicated in this Prospectus, any references to or statements regarding JBT’s or Marel’s competitive positions have been based on JBT’s own assessment and knowledge of the market, regions and countries in which it operates. In addition, this Prospectus contains certain information pertaining to the commercial, financial, operational and legal position of Marel or other entities within the Marel Group which JBT has received from Marel (including with respect to forecasts prepared by Marel’s management with respect to expected future financial and operating performance of the Marel Group) and/or which has been extracted from publications, reports and other documents prepared by the Marel Group. While JBT can confirm that any information received from the Marel Group and/or extracted from publications prepared by the Marel Group has been accurately described and reproduced, JBT has not independently verified and consequently cannot give any assurances as to the accuracy of the information as presented in this Prospectus which has been received from, or has been extracted from publications, reports or other documents prepared by, the Marel Group.

As a result, the Marel Shareholders should be aware that statistics, data, statements and other information relating to markets, market sizes, market shares, market positions and other industry data in this Prospectus (and projections, assumptions and estimates based on such information) may not be reliable indicators of the combined company’s future performance and the future performance of the industry in which it will operate. Such indicators are necessarily subject to a high degree of uncertainty and risk due to the limitations described above and to a variety of other factors, including those described in section 1 “Risk Factors” and elsewhere in this Prospectus.

33.  INDEPENDENT AUDITORS

33.1	JBT

The financial statements incorporated in this Prospectus by reference to the JBT 2023 10-K and the effectiveness of internal control over financial reporting as of 31 December 2023 have been audited by PwC, independent accountants, as stated in their report incorporated herein.

PwC is an independent registered accounting firm. The name and address of JBT’s independent auditor is as follows:

PricewaterhouseCoopers LLP

One North Wacker Drive

Chicago, Illinois 60606

United States of America

33.2	Marel

The Marel Audited Consolidated Financial Statements covering the financial years ended 31 December 2023, 2022 and 2021 have been prepared in accordance with IFRS and have been audited by KPMG ehf. as independent auditors.

KPMG ehf. is an independent registered accounting firm. The name and address of Marel’s independent auditors are as follows:

KPMG ehf.

Borgartún 27

105 Reykjavík

Iceland

For the financial years ended 31 December 2023, 2022 and 2021, no audit reports have been refused by KPMG ehf. or have been provided with qualifications, modifications of opinion, disclaimers or an emphasis of matter with respect to the Marel Audited Consolidated Financial Statements.

34.  DOCUMENTS AVAILABLE

Copies of the following documents are available for inspection on JBT’s website (subject to certain restrictions), www.jbtc.com, or Marel’s website (subject to certain restrictions)1, www.marel.com, as applicable, from the date of this Prospectus until at least 12 months thereafter:

•	The JBT Audited Consolidated Financial Statements;

•	The Marel Audited Consolidated Financial Statements;

•	The Pro Forma Financial Information;

•	The Offer Document;

•	The Transaction Agreement;

•	The JBT Charter;

•	the documents incorporated by reference into this Prospectus; and

•	this Prospectus.

The information included on or accessible through JBT’s website does not form part of this Prospectus, is not incorporated by reference into this Prospectus, unless specifically stated in section 35 “Information incorporated by reference”, and has not been scrutinised or approved by the Icelandic FSA, unless otherwise specifically stated herein. See also section 35 “Information Incorporated by Reference.”

This Prospectus will remain publicly available on JBT’s website for at least 10 years.

[1]	Accessing documents related to the Offer on the websites of JBT and Marel may be restricted under the laws of certain jurisdictions.

35.  INFORMATION INCORPORATED BY REFERENCE

The additional information explicitly listed in the table below has been incorporated by reference into this Prospectus pursuant to Article 19 of the Prospectus Regulation. Non-incorporated parts of the documents incorporated by reference are either not deemed relevant for Marel Shareholders or are covered elsewhere in this Prospectus. Direct and indirect references in the documents included in the table below to other documents or websites are not incorporated by reference and such other documents do not form part of this Prospectus. The documents incorporated by reference speak only for the period in which they are in effect and have not been updated for the purpose of this Prospectus. Marel Shareholders should assume that the information in this Prospectus as well as the information incorporated by reference herein is accurate only in the period in which they are in effect.

The information incorporated by reference into this Prospectus is exclusively set out in the cross-reference table below, and is available on JBT’s website, www.jbtc.com, or Marel’s website, www.marel.com, as applicable.

Document/information	Page(s) in reference document

JBT’s Annual Report on Form 10-K as of 31 December 2023, as updated by JBT’s Current Report on Form 8-K, filed on 18 June 2024 (the financial statements and the report thereon from JBT’s independent registered public accounting firm supersede the financial statements and report thereon included in the original Annual Report on Form 10-K)

(https://www.sec.gov/ix?doc=/Archives/edgar/data/1433660/000143366024000008/jbt-20231231.htm;

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001433660/000119312524163460/d811361d8k.htm )

Form 10-K: All document. Form 8-K: All document.

Marel’s consolidated financial statements as at and for the year ended 31 December 2023 (https://storage.mfn.se/0dd483ad-f776-4efa-b398-a466bf4c56cd/marel-consolidated-financial-statements-2023.pdf)	3-68

Marel’s consolidated financial statements as at and for the year ended 31 December 2022 (https://storage.mfn.se/86120249-7b49-4800-aa7f-480459601c23/marel-consolidated-financial-statements-2022.pdf)	3-75

Marel’s consolidated financial statements as at and for the year ended 31 December 2021 (https://ml-eu.globenewswire.com/Resource/Download/9463bf49-fae8-4232-aa1a-8a50ebcae394)	3-75

Marel’s unaudited condensed consolidated interim financial statements as of 31 March 2024 and for the three-month period ended 31 March 2024

(https://storage.mfn.se/42764d10-f839-4b8b-b12e-a14f43c7950f/marel-q1-2024-condensed-consolidated-interim-financial-statements.pdf)

3-23

The information in Part III of JBT’s Annual Report on Form 10-K for the year ended 31 December 2023, filed with the SEC on 23 February 2024, incorporated by reference from JBT’s definitive proxy statement on Schedule 14A for JBT’s 2024 annual meeting of stockholders, filed with the SEC on 28  March 2024

(https://www.sec.gov/ix?doc=/Archives/edgar/data/1433660/000143366024000008/jbt-20231231.htm)

97-101

JBT’s Quarterly Report on Form 10-Q for the quarterly period ended 31 March 2024, filed with the SEC on 2  May 2024

(https://www.sec.gov/ix?doc=/Archives/edgar/data/0001433660/000143366024000020/jbt-20240331.htm)

All document

JBT’s Current Report on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on 4 March 2024

(https://www.sec.gov/ix?doc=/Archives/edgar/data/1433660/000143366024000010/jbt-20240227.htm)

All document

JBT’s Current Report on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on 5 April 2024

(https://www.sec.gov/ix?doc=/Archives/edgar/data/1433660/000119312524087864/d819349d8k.htm )

All document

JBT’s Current Report on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on 14 May 2024

(https://www.sec.gov/ix?doc=/Archives/edgar/data/1433660/000143366024000022/jbt-20240510.htm)

All document

JBT’s Current Report on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on 20 May 2024

(https://www.sec.gov/ix?doc=/Archives/edgar/data/0001433660/000119312524142918/d831497d8k.htm )

All document

JBT’s Current Report on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on 18 June 2024

(https://www.sec.gov/ix?doc=/Archives/edgar/data/0001433660/000119312524163460/d811361d8k.htm )

All document

The description of JBT’s registered securities contained in Exhibit 4.2 to JBT’s Annual Report on Form 10-K for the year ended 31 December 2021, filed with the SEC on 24 February 2022

(https://www.sec.gov/ix?doc=/Archives/edgar/data/0001433660/000143366022000006/jbt-20211231.htm)

Exhibit 4.2

DEFINITIONS AND GLOSSARY

ABN AMRO	ABN AMRO Bank N.V.

Accepting Marel Shareholder	Each Marel Shareholder who validly accepts the Offer

Adjournment Proposal	The proposal to adjourn or postpone the Special Meeting (as defined in this Prospectus) to another date, time or place, if necessary or appropriate, (i) to permit further solicitation and vote of proxies if there are insufficient votes for the approval of the Share Issuance Proposal, (ii) if there are insufficient JBT Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (iii) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that JBT has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by JBT Stockholders prior to the Special Meeting

Arion Bank	Arion banki hf., a public limited liability company with registration number 581008-0150, incorporated under the laws of Iceland

ASC	Accounting Standards Codification

Baker	Baker McKenzie LLP, legal advisor to Marel

Bridge Credit Agreement	The Bridge Credit Agreement, dated as of 4 April 2024, by and among JBT, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, Wells Fargo Bank, National Association, as syndication agent, and Goldman Sachs Bank USA and Wells Fargo Securities, LLC, as joint bookrunners and lead arrangers

Business Day	Any day other than a Saturday, Sunday or other day on which banks in Reykjavík, Iceland, or New York, the United States, are generally closed

Closing Conditions	The conditions for the closing of the Offer as set out in this Prospectus

Code	The U.S. Internal Revenue Code of 1986, as amended

Commencement Date	24 June 2024, the date on which the Offer Period starts

Credit Agreement	The Amended and Restated Credit Agreement, dated as of 14 December 2021, by and among JBT, Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto, as amended by that certain First Amendment to Amended and Restated Credit Agreement, dated as of 9 May 2023

Delegated Prospectus Regulation	Commission Delegated Regulation (EU) 2019/980 of 14 March 2019

DGCL	General Corporation Law of the State of Delaware

Drop Dead Date	The Initial Drop Dead Date or, if extended pursuant to the terms of the Transaction Agreement, the Extended Drop Dead Date

Dutch Revolving Credit Facility	The EUR 700 million equivalent syndicated revolving credit facility, dated as of 5 February 2020, by and among Marel Holding B.V., Marel and certain subsidiaries of Marel as guarantors and seven international banks for which ABN AMRO, BNP Paribas S.A., Netherlands Branch, Danske Bank A/S, HSBC France, ING Bank N.V., Coöperatieve Rabobank U.A. and UniCredit Bank Austria AG acted as bookrunning mandated lead arrangers, as amended

Dutch Settlement Agent	ABN AMRO, acting as settlement agent in respect of the Euronext Amsterdam Shares

EEA	The European Economic Area

EU	The European Union

EUR or €	Euro, the lawful currency of the participating member states in the Third Stage of the European and Monetary Union of the Treaty Establishing the European Community

Euronext Amsterdam	Euronext Amsterdam N.V.

Euronext Amsterdam Shares	Marel Shares held via Euroclear Nederland

Exchange Act	The Securities Exchange Act of 1934, as amended

Excluded Shares	Marel Shares held (i) in Marel’s treasury, (ii) by JBT, the Offeror or any of their respective affiliates or (iii) by Eyrir Invest or any of its affiliates

Existing JBT Revolving Credit Facility	The existing revolving credit facility under the Credit Agreement

Expiration Date	2 September 2024, the date on which the Offer Period expires, as it may be extended in accordance with the terms of the Transaction Agreement, paragraph 6 of Article 103 of the Icelandic Takeover Act and applicable U.S. securities laws

Extended Drop Dead Date	4 October 2025

Eyrir Invest	Eyrir Invest hf., a public limited liability company incorporated under the laws of Iceland

Foreign Investment Laws	Any laws that (i) enable a Governmental Authority to monitor, regulate, restrict, prohibit or otherwise review investments by investors, entities, or other persons in domestic businesses from a national security perspective or (ii) address foreign subsidies, including the EU’s rules and regulations that address foreign subsidies

GAAP	The generally accepted accounting principles in the United States

Goldman Sachs	Goldman Sachs & Co. LLC, financial advisor to JBT

Governmental Authority	(i) Any government, (ii) any governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (iii) any court, tribunal, judicial body, or an arbitrator or arbitration panel or (iv) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (i) through (iv) whether supranational, national, federal, state, county, municipal, provincial, and whether local, domestic or foreign

Hedge Transactions	The privately negotiated convertible note hedge transactions between JBT and certain option counterparties

HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

IAS	International Accounting Standards

IASB	The International Accounting Standards Board

Iceland	Republic of Iceland

Icelandic FSA	The Financial Supervisory Authority of the Central Bank of Iceland (Fjármálaeftirlit Seðlabanka Íslands)

Icelandic Krona or ISK	Icelandic krona, the lawful currency of Iceland

Icelandic Settlement Agent	Arion Bank, acting as settlement agent in respect of the Nasdaq Iceland Shares

Icelandic Takeover Act	Act no. 108/2007 on takeovers (lög um yfirtökur)

IFRS	International Financial Reporting Standards, a single set of accounting standards as adopted by the European Union

Initial Drop Dead Date	4 July 2025

JBT	John Bean Technologies Corporation

JBT 2023 10-K	JBT’s Annual Report on Form 10-K for the year ended 31 December 2023, as filed with the SEC on 23 February 2024, as updated by JBT’s Current Report on Form 8-K, as filed with the SEC on 18 June 2024 (the financial statements and the report thereon from JBT’s independent registered public accounting firm supersede the financial statements included in the original Annual Report on Form 10-K)

JBT Board	The board of directors of JBT

JBT Bylaws	The Third Amended and Restated Bylaws of JBT

JBT Charter	The Amended and Restated Certificate of Incorporation of JBT

JBT Executive Officers	The members of the executive management of JBT

JBT Group	JBT and its subsidiaries

JBT Offer Shares	The JBT Shares to be issued in the Offer as consideration to Marel Shareholders

JBT Preferred Stock	JBT’s preferred stock, par value USD 0.01 per share

JBT Q1 2024 10-Q	JBT’s Quarterly Report on Form 10-Q for the three months ended 31 March 2024, as filed with the SEC on 2 May 2024

JBT Share	A share of JBT’s common stock, par value USD 0.01 per share

JBT Stockholder Approval	The approval of the issuance of the JBT Offer Shares by the affirmative votes cast by holders of JBT Shares present and entitled to vote in accordance with, and as required for such issuance by, the rules and regulations of the NYSE and the organizational documents of JBT

JBT Stockholders	Holders of JBT Shares

J.P. Morgan	J.P. Morgan Securities plc, a financial advisor to Marel

Kirkland	Kirkland & Ellis LLP, legal advisor to JBT

KPMG	KPMG ehf., auditor to Marel

Marel	Marel hf., a public limited liability company incorporated under the laws of Iceland

Marel Articles of Association	Marel’s amended and restated articles of association as of 20 March 2024

Marel Board	The board of directors of Marel

Marel Executive Officers	The members of the executive board of Marel

Marel Group	Marel and its subsidiaries

Marel Shareholders	Holders of Marel Shares (other than Marel itself)

Marel Shares	Ordinary shares of nominal value ISK 1 held in the capital of Marel

Market Abuse Regulation	Regulation (EU) 596/2014 on market abuse

Merger	The process by which if, immediately following the Offer Closing Time the Offeror owns less than 90% of the Marel Shares, the Offeror may initiate a merger between the Offeror (or a wholly owned subsidiary thereof) and Marel in accordance with Article 119 of the Icelandic Act on Public Limited Companies, No. 2/1995 or other applicable law

Nasdaq Iceland	NASDAQ Iceland hf.

Nasdaq Iceland Shares	Marel Shares held via Nasdaq Iceland central securities depositary

Notes	JBT’s 0.25% convertible senior notes due 2026 in an aggregate principal amount outstanding of $402.5 million

Notes Offering	The private offering of the Notes

NYSE	The New York Stock Exchange

Offer	The voluntary public takeover offer by the Offeror to Marel Shareholders to acquire all of the issued and outstanding Marel Shares (excluding any treasury shares held by Marel) in accordance with Chapters X and XI of the Icelandic Takeover Act

Offer Closing Time	The time at which the Offeror accepts for exchange, and exchanges, all of the Marel Shares validly tendered and not validly withdrawn

Offer Document	An offer document with respect to the Offer approved by the Icelandic FSA in accordance with the Icelandic Takeover Act
Offer Period	The period of time starting on the Commencement Date and expiring on the Expiration Date

Offer Price	EUR 3.60 per share, as further set out in Section 8 “The Offer”

Offeror	John Bean Technologies Europe B.V.

Promissory Notes	The Schuldschein promissory notes in the aggregate principal amount of EUR 140 million issued by Marel to a syndicate of commercial banks across continental Europe and Asia

Prospectus Regulation	Regulation (EU) no. 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, and the rules and regulations promulgated thereunder

Public Limited Companies Act	Icelandic act no. 2/1995 respecting public limited companies, as amended, under which Marel was established as a public limited company

PwC	PricewaterhouseCoopers LLP, independent registered public accounting firm to JBT

Qualified Investor	A qualified investor within the meaning of the Prospectus Regulation

Rabobank	Coöperative Rabobank U.A., acting through its Corporate Finance Advisory department, also known as Mergers & Acquisitions, a financial advisor to Marel

Registration Statement	The registration statement on Form S-4, including the proxy statement/prospectus contained therein, filed by JBT with the SEC

Relevant State	Any member state of the EEA other than Iceland, the Netherlands and Denmark

Sarbanes-Oxley Act	The Sarbanes-Oxley Act of 2002, as amended

SEC	The U.S. Securities and Exchange Commission

Securities Act	The Securities Act of 1933, as amended

Settlement Agent	Arion Bank, acting as Icelandic settlement agent, and/or ABN AMRO, acting as Dutch settlement agent, as applicable

Settlement Agents	The Icelandic Settlement Agent and the Dutch Settlement Agent, collectively

Settlement Date	The date on which settlement of the Offer is made, which will be as promptly as possible but will take place no later than three Business Days from the Expiration Date (with the exception that the Offeror may apply for an extension as permitted under paragraph 8 of Article 103 of the Icelandic Takeover Act)

Share Issuance Proposal	The proposal to approve the issuance of JBT Offer Shares to Marel Shareholders in connection with the Transaction

Special Meeting	The special meeting of JBT Stockholders to be held virtually

Squeeze-Out	The process by which if, upon consummation of the Offer, at least 90% of the issued and outstanding Marel Shares are acquired by the Offeror, the Offeror (or a permitted assignee of the Offeror) will redeem any Marel Shares not exchanged in the Offer pursuant to Article 110 of the Icelandic Takeover Act by way of a compulsory purchase

Transaction	The transactions contemplated by the Transaction Agreement, including the Offer

Transaction Agreement	The transaction agreement, dated 4 April 2024, by and among the Offeror, JBT and Marel, as it may be amended from time to time

USD or $	United States dollar, the lawful currency of the United States of America

U.S. or United States	United States of America

Warrant	A warrant to acquire, subject to anti-dilution adjustments, 2.4 million JBT Shares at an initial strike price of $240.02 per share

Warrant Transactions	The privately-negotiated warrant transactions between JBT and certain counterparties

John Bean Technologies Corporation 70 West Madison Street Chicago, Illinois 60602 United States

OFFEROR John Bean Technologies Europe B.V. Deccaweg 32 1042 AD Amsterdam The Netherlands

LEGAL ADVISORS TO JBT AND THE OFFEROR

As to United States law	As to Icelandic law	As to Dutch law

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 United States	LEX Borgartún 26 105 Reykjavík Iceland	De Brauw Blackstone Westbroek N.V. Burgerweeshuispad 201 1076 GR Amsterdam The Netherlands

FINANCIAL ADVISOR TO JBT AND THE OFFEROR Goldman Sachs & Co LLC 200 West Street New York, NY 10282 United States

ICELANDIC SETTLEMENT AGENT Arion banki hf. Borgartún 19 105 Reykjavík Iceland		DUTCH SETTLEMENT AGENT ABN AMRO BANK N.V. Gustav Mahlerlaan 10 1082 PP, Amsterdam The Netherlands